As filed with the Securities and Exchange Commission on November 4, 2022
No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
____________________________
ELBERT HOLDINGS, INC.
(Exact name of registrant as specified in its charter)
____________________________

Delaware	2890	92-0572515
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
8051 E. Maplewood Ave., Suite 210
Greenwood Village, CO 80111
(720) 598-3500
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
____________________________
c/o
Greg P. Marken
Chief Executive Officer
8051 E. Maplewood Ave., Suite 210
Greenwood Village, CO 80111
(720) 598-3500
(Name, address, including zip code, and telephone number, including area code, of agent for service)
____________________________
Copies to:

Jonathan Whalen	Greg Marken	Guy P. Lander
Gibson, Dunn & Crutcher LLP	Advanced Emissions Solutions, Inc.	Carter Ledyard & Milburn LLP
2001 Ross Ave., Suite 2100	8051 E. Maplewood Ave., Suite 210	28 Liberty St., 41st Floor
Dallas, TX 75201	Greenwood Village, CO 80111	New York, NY 10005
(214) 698-3196	(720) 598-3500	(212) 238-8619
____________________________
Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effectiveness of this registration statement and completion of the Transactions described herein.
If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐
____________________________
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said Section 8(a) may determine.

Information contained in this proxy statement/prospectus is subject to completion or amendment. A registration statement relating to the securities being offered by this proxy statement/prospectus has been filed with the U.S. Securities and Exchange Commission. These securities may not be sold nor may offers to buy these securities be accepted prior to the time the registration statement becomes effective. This document shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.
PRELIMINARY—SUBJECT TO COMPLETION, DATED NOVEMBER 4, 2022

TRANSACTIONS PROPOSED—YOUR VOTE IS VERY IMPORTANT
______, 2022
Dear Advanced Emissions Solutions, Inc. Stockholders:
Advanced Emissions Solutions, Inc. (“ADES”, “we,” “us” or “our”) and Arq Limited (“Arq”) have entered into a transaction agreement (the “Transaction Agreement”) providing for a combination of ADES’ business with the business of Arq under a new holding company, Elbert Holdings, Inc., that will be re-named Advanced Emissions Solutions, Inc. (“New ADES”). ADES will be brought under New ADES through a merger of Elbert Merger Sub I, Inc. (“Merger Sub”), a wholly owned subsidiary of New ADES, with and into ADES, with ADES surviving the merger as a wholly owned subsidiary of New ADES (the “ADES Merger”). In the ADES Merger, ADES stockholders will be given the election to exchange each share of ADES common stock for either (i) 1.11 shares of New ADES common stock plus $0.52 in cash (the “Mixed ADES Consideration”) or (ii) 1.22 shares of New ADES common stock (the “All-Stock ADES Consideration” and together with the Mixed ADES Consideration, the “ADES Merger Consideration”). Shareholders that do not make an affirmative election to receive the Mixed ADES Consideration or the All-Stock ADES Consideration will receive the All-Stock ADES Consideration in the ADES Merger. Following completion of the ADES Merger and pursuant to a Scheme of Arrangement (the “Scheme of Arrangement”) in accordance with the Laws of the Bailiwick of Jersey, existing shareholders of Arq will contribute all of the shares of Arq to New ADES in exchange for newly issued shares of New ADES common stock (the “Arq Share Acquisition”). Substantially concurrently with entry into the Transaction Agreement, New ADES entered into Subscription Agreements (the “Subscription Agreements”) with certain persons pursuant to which such persons subscribed for and agreed to purchase shares of New ADES common stock (such transaction, the “PIPE Investment” and together with the ADES Merger, the Arq Share Acquisition, and the other transactions contemplated by the Transaction Agreement, the “Transactions”). As a result of the Transactions and assuming the election by all ADES stockholders of the All-Stock ADES Consideration (and assuming the shares of New ADES common stock purchased in the PIPE Investment are purchased at $2.88 per share, which is the ADES closing stock price on October 21, 2022), former ADES common shareholders will hold approximately 46.1% of the issued and outstanding New ADES common stock, and former Arq shareholders will hold approximately 39.2% of the issued and outstanding New ADES common stock. Participants in the PIPE Investment will hold approximately 13.7% of the issued and outstanding New ADES common stock with respect to shares acquired in the PIPE Investment, in the aggregate.
ADES common stock is currently listed on the Nasdaq Global Market (“Nasdaq”) under the ticker symbol “ADES.” The Arq shares are not listed on any national securities exchange. New ADES is currently a wholly owned subsidiary of ADES, and therefore there is not currently any established trading market for New ADES common stock, but New ADES is planning to apply to list shares of its common stock on Nasdaq under the ticker symbol “ADES.”

The Transaction Agreement and the Transactions require approval of a majority of the outstanding shares of ADES common stock and this document is being used to solicit proxies for a special meeting of ADES common stockholders to approve the Transaction Agreement and Transactions. The ADES board of directors (the "ADES Board") has unanimously approved the Transaction Agreement and the Transactions, including the ADES Merger, and determined that the Transaction Agreement and the Transactions, including the ADES Merger, are advisable and in the best interests of ADES and its stockholders.
This document, which forms part of a registration statement on Form S-4 filed with the U.S. Securities and Exchange Commission (the “SEC”) by New ADES, is a proxy statement/prospectus for ADES to solicit proxies for the ADES Special Meeting to approve the Transaction Agreement and the ADES Merger. The registration statement registers the New ADES common stock to be issued in the ADES Merger.
We urge you to read this document, including the annexes, carefully and in their entirety. In particular, you should consider the matters discussed under “Risk Factors” beginning on page 42, which contains a description of certain risks you may wish to consider in evaluating the Transactions.
Your vote is very important. We cannot complete the Transactions unless you adopt and approve the Transaction Agreement and the transactions contemplated thereby, including the ADES Merger and the Arq Share Acquisition, and neither ADES nor Arq will be obligated to complete the Transactions unless you approve of certain aspects of the New ADES Charter that are different than the current ADES certificate of incorporation. Whether or not you expect to attend the ADES Special Meeting, the details of which are described in this document, please vote immediately by submitting your proxy by telephone, through the Internet or by completing, signing, dating and returning your signed proxy card(s) in the enclosed pre-paid envelope.
Sincerely,
/s/ Greg P. Marken
Greg P. Marken
President, Chief Executive Officer and Treasurer
Advanced Emissions Solutions, Inc.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this document or determined if this document is truthful or complete. Any representation to the contrary is a criminal offense.
This document is dated ______, 2022 and is first being mailed to ADES stockholders on or about _______, 2022.

Advanced Emissions Solutions, Inc.
8051 E. Maplewood Ave., Ste. 210
Greenwood Village, Colorado 80111
Telephone: (720) 598-3500
NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
To Be Held On _______, 20__
Please take notice that the board of directors of Advanced Emissions Solutions (“ADES”, the “Company”, “we,” “us” or “our”) has called a special meeting of the stockholders of ADES (the “ADES Special Meeting”) which will be held virtually beginning at _______ local time on _______, 20__, or at any adjournment or postponements thereof, and can be accessed online at _______, for the purpose of considering and taking appropriate action with respect to the following (referred to collectively as the “ADES Proposals”):
1.to approve and adopt the Transaction Agreement (the “Transaction Agreement”), dated August 19, 2022, by and among ADES, Arq limited (“Arq”), Elbert Holdings, Inc. (“New ADES”) and Elbert Merger Sub I, Inc. (“Merger Sub”), and the transactions contemplated thereby, including the ADES Merger and the Arq Share Acquisition, each as defined in the accompanying proxy statement/prospectus (the “Merger Proposal”);
2.to approve two provisions in the New ADES Certificate of Incorporation, as amended (the “New ADES Charter”) that will be in effect after the completion of the Transactions and that are not in the current ADES certificate of incorporation:
•a provision in the New ADES Charter that requires that certain actions and proceedings with respect to New ADES be brought in the Court of Chancery of the State of Delaware
•a provision in the New ADES Charter that requires certain approvals for business combinations with any interested stockholder (collectively, the “New ADES Charter Proposal”, and together with the Merger Proposal, the “ADES Stockholder Matters”);
3.to consider and vote on a proposal to approve, on a non-binding advisory basis, certain compensation that may be paid or become payable to certain ADES named executive officers in connection with the transaction (the “Compensation Proposal”); and
4.to consider and vote on a proposal to approve any motion to adjourn the ADES Special Meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the proposals in the foregoing clauses (1), (2) and (3) (the “Adjournment Proposal”).
Completion of the Transactions is conditioned on, among other things, ADES stockholder approval of the Merger Proposal and the New ADES Charter Proposal. ADES stockholders will also be asked to approve the Compensation Proposal and, if necessary, the Adjournment Proposal. ADES will transact no other business at the ADES Special Meeting.

The ADES Board has unanimously (i) determined that the Transaction Agreement and the transactions contemplated thereby, including the ADES Merger, are advisable and fair to and in the best interests of ADES and its stockholders, (ii) determined that the adoption of New ADES’ certificate of incorporation is advisable and fair to and in the best interests of ADES and its stockholders, and (iii) approved, authorized, adopted and declared advisable the Transaction Agreement, and the transactions contemplated thereby, including the ADES Merger. THE ADES BOARD UNANIMOUSLY RECOMMENDS THAT ADES STOCKHOLDERS VOTE: (1) “FOR” THE MERGER PROPOSAL; (2) “FOR” THE NEW ADES CHARTER PROPOSAL; (3) “FOR” THE COMPENSATION PROPOSAL AND (4) “FOR” THE ADJOURNMENT PROPOSAL.
ADES’ issued and outstanding capital stock consists of outstanding shares of common stock. Accordingly, only holders of record of ADES common stock at the close of business on _______, 2022, the record date, are entitled to receive notice of, and to vote at, the ADES Special Meeting or at any adjournments or postponements thereof.
Each of the Merger Proposal and the New ADES Charter Proposal requires the affirmative vote of the holders of a majority of the outstanding shares of ADES common stock. Failures to vote and broker non-votes, as well as votes to abstain, will have the effect of a vote “AGAINST” the Merger Proposal.
Each of the Compensation Proposal and the Adjournment Proposal requires the affirmative vote of a majority of the votes cast on such proposal at the ADES Special Meeting. Failures to vote, broker non-votes, if any, and votes to abstain will have no effect on such proposal.
You may vote your shares via the Internet (at _______) no later than 11:59 p.m. Eastern Time on _______, 20__ (as directed on the enclosed proxy card) or vote by completing, signing and promptly returning the enclosed proxy card by mail. If you choose to submit your proxy card by mail, ADES has enclosed an envelope for your use, which is prepaid if mailed in the United States. If you are attending the virtual ADES Special Meeting and your shares are registered in your name, you may also vote virtually at the ADES Special Meeting until voting is closed. Virtual attendance by stockholders of record at the ADES Special Meeting will constitute presence in person for the purpose of determining the presence of a quorum for the transaction of business at the ADES Special Meeting.
YOUR VOTE IS IMPORTANT. All holders of ADES common stock are cordially invited to attend the ADES Special Meeting. Whether or not you plan to virtually attend the ADES Special Meeting, you are requested to complete and return the enclosed proxy card in the accompanying envelope or vote your shares via the Internet. You may revoke your proxy at any time before it is exercised by giving written notice to the Corporate Secretary of ADES at 8051 E. Maplewood Ave., Ste. 210, Greenwood Village, Colorado 80111, Attention: Corporate Secretary, or returning a later-dated proxy.
If you hold your shares in “street name,” you should instruct your bank, broker or other nominee how to vote your shares in accordance with the voting instruction form that you will receive from your bank, broker or other nominee.
The accompanying proxy statement/prospectus provides a detailed description of the Transactions and the Transaction Agreement and the ancillary agreements thereto. In addition, the Transaction Agreement is attached in its entirety hereto as Annex A. We urge you to read the accompanying proxy statement/prospectus and the Annexes carefully and in their entirety.
If you have any questions concerning the Transactions or the proxy statement, would like additional copies or need help voting your shares of ADES common stock, please contact ADES’ proxy solicitor D.F. King & Co., Inc. using the following contact information:
D.F. King & Co., Inc.
48 Wall Street
New York, New York 10005

Stockholders call toll-free: (800) 755-7250
Banks and brokers call: (212) 269-5550
By Email: ADES@dfking.com

By Order of the Board of Directors of
Greg P. Marken
Chief Executive Officer, President and Treasurer
Greenwood Village, Colorado
______, 2022

REFERENCES TO ADDITIONAL INFORMATION
Any person may request a copy of this proxy statement/prospectus or other information concerning ADES, without charge, by written or telephonic request directed to ADES or its proxy solicitor at the following contacts:
Company:
Advanced Emissions Solutions, Inc.
8051 E. Maplewood Ave.
Ste. 210
Greenwood Village, Colorado 80111
(720) 598-3500
Attention: Corporate Secretary
Solicitor:
D.F. King & Co., Inc.
48 Wall Street
New York, New York 10005
Stockholders call toll-free: (800) 755-7250
Banks and brokers call: (212) 269-5550
By Email: ADES@dfking.com
In order for you to receive timely delivery of the documents in advance of the ADES Special Meeting, you must request the information no later than _______, 2022.
The contents of the websites of the SEC and ADES or any other entity are not being incorporated into this proxy statement/prospectus.

ABOUT THIS PROXY STATEMENT/PROSPECTUS
This document, which forms part of a registration statement on Form S-4 filed with the SEC by New ADES (File No. 333-________), constitutes a prospectus of New ADES under the U.S. Securities Act of 1933, as amended (the “Securities Act”), with respect to the common stock, par value $0.001 per share, of New ADES (the “New ADES Shares”), to be issued pursuant to the ADES Merger.
This document also constitutes a proxy statement of ADES under Section 14(a) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the ADES Special Meeting.
You should rely only on the information contained in this proxy statement/prospectus. No person has been authorized to provide you with information that is different from what is contained in this proxy statement/prospectus, and, if given or made by any person, such information must not be relied upon as having been authorized. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than its date as specified on the cover unless otherwise specifically provided herein. Further, you should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than the date specified. Neither the mailing of this proxy statement/prospectus to ADES stockholders nor the issuance by New ADES of New ADES Shares pursuant to the Transaction Agreement and Subscription Agreements will create any implication to the contrary.
Neither the SEC nor any securities commission of any jurisdiction has approved or disapproved any of the transactions described in this proxy statement/prospectus or the securities to be issued under this proxy statement/prospectus or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense. This proxy statement/prospectus does not constitute an offer to buy or sell, or a solicitation of an offer to buy or sell, any securities, or a solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. The distribution or possession of this proxy statement/prospectus in or from certain jurisdictions may be restricted by law. You should inform yourself about and observe any such restrictions, and neither ADES nor New ADES accepts any liability in relation to any such restrictions.
The information concerning ADES or New ADES contained in this proxy statement/prospectus has been provided by ADES, and the information concerning Arq contained in this proxy statement/prospectus has been provided by Arq. As used in this proxy statement/prospectus, except where otherwise stated or indicated by the context, all references to ADES are to ADES and its consolidated subsidiaries, and all references to Arq are to Arq and its consolidated subsidiaries.
v

U.S. FEDERAL INCOME TAX CONSIDERATIONS	203
COMPARISON OF RIGHTS OF STOCKHOLDERS	206
NO APPRAISAL RIGHTS FOR ADES STOCKHOLDERS	213
LEGAL MATTERS	213
EXPERTS	213
WHERE YOU CAN FIND MORE INFORMATION	214
INDEX TO FINANCIAL STATEMENTS
Annex A—Transaction Agreement
Annex B—Debt Commitment Letter
Annex C—Form of Subscription Agreement
Annex D—Voting and Election Agreement
Annex E—Opinion of Ducera Securities LLC
Annex F—Form of Amended and Restated Certificate of Incorporation of Elbert Holdings, Inc.

QUESTIONS AND ANSWERS ABOUT THE TRANSACTIONS AND THE ADES SPECIAL MEETING
Q: Why am I receiving these materials?
A: You are receiving this proxy statement/prospectus because you were a stockholder of record of ADES on the record date for the ADES Special Meeting. ADES and Arq entered into a transaction agreement providing for a combination of ADES’ and Arq’s businesses under New ADES. Upon consummation of the Transactions, and assuming the election by all ADES stockholders of the All-Stock ADES Consideration (and assuming the New ADES Shares are purchased in the PIPE Investment at $2.88 per share, which is the ADES closing stock price on October 21, 2022, former ADES stockholders will hold approximately 46.1% of the issued and outstanding New ADES common stock, and former Arq shareholders will hold approximately 39.2% of the issued and outstanding New ADES common stock. Participants in the PIPE Investment will hold approximately 13.7% of the issued and outstanding New ADES common stock with respect to shares acquired in the PIPE Investment, in the aggregate.
New ADES is currently a wholly owned subsidiary of ADES, and Merger Sub is currently a wholly owned subsidiary of New ADES. ADES will be brought under New ADES through a merger of Merger Sub with and into ADES, with ADES surviving the merger as a wholly owned subsidiary of New ADES. In the ADES Merger, ADES stockholders will be given the election to accept the Mixed ADES Consideration or the All-Stock ADES Consideration (as described elsewhere in this proxy statement/prospectus). Shareholders that do not make an affirmative election to receive the Mixed ADES Consideration or the All-Stock ADES Consideration will receive the All-Stock ADES Consideration in the ADES Merger. Following completion of the ADES Merger and pursuant to the Scheme of Arrangement in accordance with the Laws of the Bailiwick of Jersey, existing shareholders of Arq will contribute all of the shares of Arq to New ADES in exchange for newly issued shares of New ADES common stock. Substantially concurrently with entry into the Transaction Agreement, New ADES entered into Subscription Agreements with certain persons pursuant to which such persons subscribed for and agreed to purchase shares of New ADES common stock.
This document is being sent to ADES stockholders in connection with the ADES Special Meeting to vote upon approval of the Transaction Agreement and the ADES Merger.
Q: What am I being asked to vote on?
A: At the ADES Special Meeting, you will be asked to consider and vote on the following:
•The Merger Proposal: the proposal to approve and adopt the Transaction Agreement and the transactions contemplated thereby, including the ADES Merger and the Arq Share Acquisition;
•The New ADES Charter Proposal: the proposal to approve and adopt the New ADES Charter that will be in effect after the completion of the Transactions, which includes two provisions that are not in the current ADES certificate of incorporation;
•The Compensation Proposal: the proposal to approve, on a non-binding advisory basis, certain compensation that may be paid or become payable to certain ADES named executive officers in connection with the Transaction; and
•The Adjournment Proposal: the proposal to adjourn the ADES Special Meeting to solicit additional proxies if there are not sufficient votes to approve the Merger Proposal or to ensure that any supplement or amendment to this proxy statement/prospectus is timely provided to ADES stockholders.
Q: What vote is required to approve each of the proposals?
A: Each of the approval of the Merger Proposal and the New ADES Charter Proposal requires the affirmative vote of a majority of the outstanding shares of ADES common stock. The approval of the other proposals—the Compensation Proposal and the Adjournment Proposal—requires the affirmative vote of a majority of the votes cast on such proposal at the ADES Special Meeting.
Q: What if I do not vote my shares or if I abstain from voting?
A: Each of the approval of the Merger Proposal and the New ADES Charter Proposal requires the affirmative vote of a majority of the outstanding shares of ADES common stock. As a result, if you do not vote your shares of ADES common stock or abstain from voting, it will have the same effect as a vote against the Merger Proposal or the New ADES Charter Proposal.
Approval of each of the Compensation Proposal and Adjournment Proposal requires the affirmative vote of a majority of the votes cast on such proposal at the ADES Special Meeting. As a result, if you abstain from voting on either of these proposals, or if you fail to vote on any of these proposals, your shares of ADES common stock will not be votes cast and, therefore, will not affect the adoption of such proposal, except to the extent that your failure to vote prevents a quorum for voting on such proposal.
The obligations of the parties to the Transaction Agreement are conditioned upon approval of the Merger Proposal and the New ADES Charter Proposal. The Transactions will not be completed unless the Merger Proposal and the New ADES Charter Proposal are approved.
Q: How does the ADES Board recommend that I vote on the matters to be considered at the ADES Special Meeting?
A: The ADES Board unanimously recommends that the ADES stockholders vote:
•“FOR” the Merger Proposal;
•“FOR” the New ADES Charter Proposal;
•“FOR” the Compensation Proposal; and
•“FOR” the Adjournment Proposal.
See “The ADES Special Meeting—Recommendation of the ADES Board.”
In considering the recommendation of the ADES Board with respect to adoption of the Transaction Agreement, you should be aware that some of ADES’ directors and executive officers have interests in the Transactions that are different from, or in addition to, the interests of ADES stockholders generally. See “Interests of ADES’ Executive Officers and Directors in the Transactions.”.
Q: Why am I being asked to consider and cast a non-binding advisory vote to approve the compensation that may be paid or become payable to ADES’ named executive officers that is based on or otherwise relates to the Transactions?
A: In July 2010, the SEC adopted rules that require companies to seek a non-binding advisory vote to approve certain compensation that may be paid or become payable to their named executive officers that is based on or otherwise relates to corporate transactions such as the Transactions. In accordance with the rules promulgated under Section 14A of the Exchange Act, ADES is providing its holders of common stock with the opportunity to cast a non-binding advisory vote on compensation that may be paid or become payable to ADES’ named executive officers in connection with the Transactions. For additional information, see the section entitled “ADES Proposals—Proposal 3: Approval of the Compensation Proposal.”
Q: What will ADES stockholders and Arq shareholders receive in the Transactions?
A: In the ADES Merger, ADES stockholders will be given the election to exchange each share of ADES common stock for either (i) 1.11 shares of New ADES common stock plus $0.52 in cash (the “Mixed ADES Consideration”) or (ii) 1.22 shares (the “All Stock Conversion Ratio”) of New ADES common stock (the “All-Stock ADES Consideration”). Shareholders that do not make an affirmative election to receive the Mixed ADES Consideration or the All-Stock ADES Consideration will receive the All-Stock ADES Consideration in the ADES Merger. Following completion of the ADES Merger and pursuant to the Arq Share Acquisition, existing shareholders of Arq will contribute all of their equity interests in Arq to New ADES in exchange for an aggregate number of 19,279,235 newly issued shares of New ADES common stock. The shares of New ADES common stock issued in the Arq Share Acquisition will be issued pursuant to an exemption from registration under Section 3(a)(10) of the Securities Act. Pursuant to the PIPE Investment, certain persons subscribed for and agreed to purchase shares of New ADES common stock, effective concurrently with the consummation of the other Transactions contemplated by the Transaction Agreement.

New ADES will not issue any fractional shares of New ADES common stock in the ADES Merger, and the shares of New ADES common stock to be issued in the ADES Merger will be rounded as provided in the Transaction Agreement.
Each ADES stockholder may elect to receive the Mixed ADES Consideration or the All-Stock ADES Consideration, or, to the extent the stockholder holds multiple shares, a combination of the two (for example, an ADES stockholder who holds 100 shares of ADES common stock could elect to receive Mixed ADES Consideration with respect to 50 shares and All-Stock ADES Consideration with respect to the other 50 shares), in exchange for shares of ADES common stock.
As a result of the Transactions and assuming the election by all ADES stockholders of the All-Stock ADES Consideration (and assuming the New ADES Shares are purchased in the PIPE Investment at $2.88 per share, which is the ADES closing stock price on October 21, 2022), former ADES stockholders will hold approximately 46.1% of the issued and outstanding New ADES common stock in the aggregate, and former Arq shareholders will hold approximately 39.2% of the issued and outstanding New ADES common stock in the aggregate. Participants in the PIPE Investment will hold approximately 13.7% of the issued and outstanding New ADES common stock with respect to shares acquired in the PIPE Investment, in the aggregate.
Q: What are the United States federal income tax consequences of the ADES Merger to ADES stockholders?
A: The ADES Merger, taken together with the Arq Share Acquisition and PIPE Investment, is intended to qualify as a transaction described in Section 351 of the Internal Revenue Code of 1986, as amended (the “Code”), for U.S. federal income tax purposes. However, it is not a condition to ADES’ obligation or Arq’s obligation to complete the Transactions that the ADES Merger, Arq Share Acquisition and PIPE Investment, taken together, so qualify. Nevertheless, assuming that the ADES Merger, Arq Share Acquisition and PIPE Investment, taken together, qualify as a transaction described in Section 351 of the Code:
•a U.S. holder (as defined in the section entitled “U.S. Federal Income Tax Considerations” in this proxy statement/prospectus) that elects to receive a combination of New ADES common stock and cash in exchange for shares of ADES common stock pursuant to the ADES Merger generally will recognize gain, but not loss, in an amount equal to the lesser of (1) the excess of the sum of the fair market value of New ADES common stock and cash received over such U.S. holder’s tax basis in the ADES common stock surrendered and (2) the amount of cash received by such U.S. holder; and
•a U.S. holder that elects to receive only shares of New ADES common stock in exchange for shares of ADES common stock pursuant to the ADES Merger will not recognize gain or loss.
The treatment of the cash received in lieu of fractional shares of New ADES common stock is discussed separately in this proxy statement/prospectus. For a more complete discussion of the U.S. federal income tax consequences of the ADES Merger, see the section entitled “U.S. Federal Income Tax Considerations.”
Q: How will ADES stockholders make their election to receive either the Mixed ADES Consideration or the All-Stock ADES Consideration in the ADES Merger?
A: An election form has been mailed to each holder of record of ADES common stock as of the record date for the special meeting together with this proxy statement/prospectus. The election deadline is expected to be 5:00 p.m. New York time on the date that is six business days before the expected closing date of the ADES Merger (which we refer to as the “closing date”). ADES will use reasonable best efforts to make an election form available to each ADES stockholder who requests such form before the election deadline. Each ADES stockholder should complete and return the election form, together with any ADES stock certificate(s) (or a properly completed notice of guaranteed delivery), or, in the case of uncertificated shares, all additional documents specified in the instructions included with the election form.
If you own shares of ADES common stock in “street name” through a bank, broker or other nominee and you wish to make an election, you should seek instructions from the bank, broker or other nominee holding your shares concerning how to make an election. If the paying agent does not receive the election form, together with any ADES stock certificate(s) (or a properly completed notice of guaranteed delivery) or, in the case of uncertificated shares, all additional documents specified in the instructions included with the election form, by the election deadline, you will be treated as though you did not make an election.

You may change your election by delivering a later dated election form before the election deadline. You may revoke your election by written notice of revocation before the election deadline.
None of ADES or the ADES Board makes any recommendation about whether any ADES stockholder should make an election to receive the Mixed ADES Consideration, the All-Stock ADES Consideration or, if electing for multiple shares, a combination of the two, or no election. Each holder of shares of ADES common stock must make his or her own decision about whether to make an election and, if so, what election to make.
Q: What happens if an ADES stockholder does not make a valid election to receive either the Mixed ADES Consideration or the All-Stock ADES Consideration?
A: If the paying agent does not receive a properly completed election form from an ADES stockholder, together with any ADES stock certificate(s) (or a properly completed notice of guaranteed delivery) or, in the case of uncertificated shares, all additional documents specified in the instructions included with the election form, by the election deadline specified in the instructions included with the election form, such stockholder’s shares of ADES common stock will be considered “non-election” shares and will be converted into the right to receive the All-Stock ADES Consideration.
Q: What will happen to my outstanding ADES equity-based awards in the Transactions?
A: In connection with the Transactions, each ADES equity award made or otherwise denominated in shares of ADES common stock that is outstanding immediately prior to the effective time of the ADES Merger will be assumed by New ADES and will continue to have, and be subject to, the same terms and conditions of such awards as of immediately prior to the ADES Merger (including, without limitation, any vesting provisions and provisions regarding acceleration of vesting), except that the number of shares of New ADES common stock that will be subject to such award will be equal to the number of shares of ADES common stock subject to the award multiplied by the All Stock Conversion Ratio.
Q: When and where will the ADES Special Meeting be held?
A: The ADES Special Meeting will be held virtually on _______, 20__ at _______, local time, at _______.
Q: Who is entitled to vote at the ADES Special Meeting?
A: Only holders of record of ADES common stock, as of the close of business on _______, 2022 (the “Record Date”), for the ADES Special Meeting, are entitled to vote at the ADES Special Meeting. As of the close of business on the Record Date, _______ shares of ADES common stock were outstanding.
Q: How do I vote if I am a stockholder of record?
A: You may vote by:
•submitting your proxy by completing, signing and dating each proxy card you receive and returning it by mail in the enclosed prepaid envelope;
•submitting your proxy by using the telephone number printed on each proxy card you receive;
•submitting your proxy through the Internet voting instructions printed on each proxy card you receive; or
•appearing in person at the virtual ADES Special Meeting and voting by ballot.
If you are submitting your proxy by telephone or through the Internet, your voting instructions must be received by 11:59 p.m. Eastern Time on _______, 20__, the day before the ADES Special Meeting.
Submitting your proxy by mail, by telephone or through the Internet will not prevent you from voting in person at the virtual ADES Special Meeting. You are encouraged to submit a proxy by mail, by telephone or through the Internet even if you plan to attend the ADES Special Meeting virtually to ensure that your shares of ADES common stock are represented at the ADES Special Meeting.

Q: If my shares of ADES common stock are held in “street name” by my bank, broker or other nominee, will my bank, broker or other nominee automatically vote my shares for me?
A: Under Nasdaq rules, brokers who hold shares in a “street name” for a beneficial owner typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from the beneficial owner on how to vote. However, brokers are not allowed to exercise their voting discretion with respect to the approval of matters that Nasdaq does not deem “routine.” None of the proposals to be voted on at the ADES Special Meeting are routine under the Nasdaq rules. Consequently, your bank, broker, trust or other nominee will NOT have the power to vote your shares of ADES common stock at the ADES Special Meeting unless you provide instructions to your bank, broker, trust or other nominee on how to vote on each proposal. If you do not provide your bank, broker, trust or other nominee with voting instructions, your shares may constitute "broker non-votes." A broker non-vote occurs when a nominee holding shares for a beneficial holder does not have discretionary voting power and does not receive voting instructions from the beneficial owner. You should instruct your bank, broker, trust or other nominee on how to vote your shares with respect to the proposals, using the instructions provided by your bank, broker, trust or other nominee. You may be able to vote by telephone or through the Internet if your bank, broker, trust or other nominee offers these options.
Q: What will happen if I return my proxy card or voting instruction form without indicating how to vote?
A: If you submit your proxy via the Internet, by telephone or by mail, the officers named on your proxy card or voting instruction form will vote your shares in the manner you requested if you correctly submitted your proxy. If you return your signed proxy card, but do not mark the boxes showing how you wish to vote, your shares will be voted “FOR” the approval of the Merger Proposal; “FOR” the New ADES Charter Proposal; “FOR” the approval of the Compensation Proposal; and “FOR” the approval of the Adjournment Proposal.
Q: May I change my vote after I have mailed my proxy card or after I have submitted my proxy by telephone or through the Internet?
A: Yes. You may revoke your proxy or change your vote at any time before it is voted at the ADES Special Meeting. You may revoke your proxy by delivering a signed written notice of revocation stating that the proxy is revoked and bearing a date later than the date of the proxy to ADES’ corporate secretary at Advanced Emissions Solutions, Inc. 8051 E. Maplewood Ave., Ste. 210, Greenwood Village, Colorado 80111, Attention: Corporate Secretary. You may also revoke your proxy or change your vote by submitting another proxy by telephone or through the Internet in accordance with the instructions on the enclosed proxy card. You may also submit a later-dated proxy card relating to the same shares of ADES common stock. If you voted by completing, signing, dating and returning the enclosed proxy card, you should retain a copy of the voter control number found on the proxy card in the event that you later decide to revoke your proxy or change your vote by telephone or through the Internet. Alternatively, your proxy may be revoked or changed by attending the virtual ADES Special Meeting and voting in person. However, simply attending the virtual ADES Special Meeting without voting will not revoke or change your proxy. “Street name” holders of shares of ADES common stock should contact their bank, broker, trust or other nominee to obtain instructions as to how to revoke or change their proxies.
If you have instructed a bank, broker, trust or other nominee to vote your shares, you must follow the instructions received from your bank, broker, trust or other nominee to change your vote.
All properly submitted proxies received by ADES before the ADES Special Meeting that are not revoked or changed prior to being exercised at the ADES Special Meeting will be voted at the ADES Special Meeting in accordance with the instructions indicated on the proxies or, if no instructions were provided, “FOR” each of the proposals.
Q: How do I exchange my shares of ADES common stock for shares of New ADES common stock?
A: If the ADES Merger is approved and completed, the exchange agent will mail to each holder of certificated ADES common stock a letter of transmittal and instructions for use in effecting the surrender of the shares of ADES common stock in exchange for shares of New ADES common stock. You should read these instructions carefully. Assuming that you complete and submit the letter of transmittal in accordance with such instructions and surrender your shares of ADES common stock for cancellation, you will not need to take any further action to receive the shares of New ADES common stock. If you hold your shares of ADES common stock in book-entry form, you will not need to take any action to receive the transaction consideration (whether part of the Mixed ADES Consideration or the ADES All-Stock Consideration). In that case, the exchange agent will issue and deliver the shares of New ADES common stock to you promptly after the effective time of the ADES Merger. See “The Transaction Agreement—Exchange of ADES Shares.”
Q: What happens if I sell my shares of ADES common stock before the ADES Special Meeting?
A: The Record Date for ADES stockholders entitled to vote at the ADES Special Meeting is earlier than the date of the ADES Special Meeting. If you transfer your shares after the record date but before the ADES Special Meeting, you will, unless special arrangements are made to confer the voting rights with respect to such shares to the transferee, retain your right to vote at the ADES Special Meeting.
Q: Do I have appraisal rights?
A: No appraisal rights are available to the holders of ADES common stock in connection with the Transactions.
Q: Is completion of the Transactions subject to any conditions?
A: Yes. In addition to the approval of the adoption of the Merger Proposal and the New ADES Charter Proposal by the ADES stockholders, completion of the Transactions requires the satisfaction or waiver (to the extent permitted by applicable law) of the conditions specified in the Transaction Agreement. Completion of the Transactions is also conditioned on the approval of the Scheme of Arrangement by resolution of a majority of the Arq shareholders representing three-fourths (75%) or more of the voting rights of the Arq shareholders. See “The Transaction Agreement—Conditions to Completion of the Transactions.”
Q: When do you expect to complete the Transactions?
A: ADES and Arq currently expect to complete the Transactions in the first quarter of 2023. However, it is possible that factors outside the control of both companies could result in the business combination being completed at a later time, or not being completed at all.
Q: Are there risks associated with the Transactions that I should consider in deciding how to vote?
A: Yes. You should carefully read the detailed description of the risks associated with the Transactions and New ADES’ operations following the Transactions described in the section entitled “Risk Factors” of this proxy statement/prospectus. You also should read and carefully consider the risk factors associated with the businesses of both ADES and Arq that are included in this proxy statement/prospectus because these risks will relate to the business of New ADES following the completion of the Transactions.
Q: How do ADES’ directors and executive officers intend to vote?
A: Concurrently with the execution of the Transaction Agreement, certain investment funds and entities controlled by ADES board member Gilbert Li—collectively holding 10.50% of the outstanding ADES common shares as of October 21, 2022—entered into a voting and election agreement with ADES, pursuant to which, among other matters, such investment funds and entities agreed to (i) vote all of the shares of ADES which such shareholders have a right to so vote, in favor of the Transaction Agreement and Transactions and (ii) elect to receive the All-Stock ADES Consideration in the ADES Merger with respect to all of the shares of ADES which such shareholders own.
We currently expect that ADES’ other directors and executive officers will vote their shares of ADES common stock in favor of the proposal to adopt the Transaction Agreement and the other proposals to be considered at the special meeting, although they have no obligation to do so.
Q: Who will solicit and pay the cost of soliciting proxies?
A: ADES has retained D.F. King & Co., Inc. (“D.F. King”) to assist in the solicitation process. ADES will pay D.F. King a fee of approximately $25,000, as well as reasonable and documented out-of-pocket expenses. ADES has also agreed to indemnify D.F. King against various liabilities and expenses that relate to or arise out of its solicitation of proxies (subject to certain exceptions).

Q: Who can help answer my questions?
A: If you have questions about the ADES Special Meeting, or the Transaction Agreement or transactions contemplation thereby, including the ADES Merger, or desire additional copies of this proxy statement/prospectus, you may contact D. F. King, which is acting as the proxy solicitation agent and information agent for ADES in connection with the ADES Merger, or ADES.
D.F. King & Co., Inc.
48 Wall Street
New York, New York 10005
Stockholders call toll-free: (800) 755-7250
Banks and brokers call: (212) 269-5550
By Email: ADES@dfking.com
or
Advanced Emissions Solutions, Inc.
8051 E. Maplewood Ave.
Ste. 210
Greenwood Village, Colorado 80111
(720) 598-3500
Attention: Corporate Secretary
No other methods of communication from stockholders will be accepted. You may not use any electronic address provided in this proxy statement/prospectus or any related documents to communicate with ADES for any purposes other than those expressly stated.

SUMMARY
This summary highlights selected information from this proxy statement/prospectus and might not contain all of the information that is important to you. You should read carefully this entire proxy statement/prospectus, including the annexes, for a more complete understanding of the Transactions. Any capitalized terms which are used in this summary description but not defined here or elsewhere in this proxy statement/prospectus have the meanings assigned to them in the Transaction Agreement.
Information about the Parties to the Transactions (Page 78)
Advanced Emissions Solutions, Inc.
Advanced Emissions Solutions, Inc. (“ADES”) is a Delaware corporation with its principal office located in Greenwood Village, Colorado and its primary operations located in Louisiana. ADES is principally engaged in the sale of consumable air and water treatment solutions including activated carbon (“AC”) and chemical technologies. ADES’ proprietary technologies in its advanced purification technologies (“APT”) market segment enable customers to reduce air and water contaminants, including mercury and other pollutants, to maximize utilization levels and to improve operating efficiencies while meeting the challenges of existing and pending air quality and water regulations. ADES manufactures its AC from coal and sells AC to customers to capture and remove contaminants produced from coal-fired power, industrial and water treatment applications. ADES’ principal executive offices are located at 8051 E. Maplewood Ave., Ste. 210 Greenwood Village, Colorado 80111, and ADES’ phone number is (720) 598-3500.
Additional information about ADES is contained in its public filings. ADES’ public filings can be found on the “Investor Relations” page of ADES’ website, www.advancedemissionssolutions.com, under “Financials.” ADES’ public filings are also available to the public on the SEC's website at www.sec.gov.
ADES common stock is listed on Nasdaq under the symbol “ADES.”
Arq Limited
Arq Limited (“Arq”) is a public limited company incorporated in the Channel Island of Jersey, with its principal office located in London, United Kingdom, with additional offices located in Lexington and Corbin, Kentucky near its main production facility. Arq is an environmental technology company that has developed a novel process for transforming coal waste into a purified, microfine carbon powder (“Arq Powder”) that can be used as an alternative to oil or in-ground mined coal to produce a range of carbon products. Arq, through the completion of the Transactions, intends to first sell Arq Powder as a feedstock to produce high-quality activated carbon for use in water and air purification markets. Arq’s principal executive offices are located at 30A Brook Street, London W1K 5DJ, United Kingdom, and Arq’s phone number is +44 20 7016 5130.
Additional information about Arq can be found in this proxy statement/prospectus in the section entitled “Business of Arq.” Arq’s shares are not currently listed on any domestic or international exchange.
Elbert Holdings, Inc. (to be renamed Advanced Emissions Solutions, Inc.)
New ADES (which is currently named Elbert Holdings, Inc. but will be renamed Advanced Emissions Solutions, Inc. in connection with the closing of the Transactions) is a newly incorporated Delaware corporation. To date, New ADES has not conducted any material activities other than those incident to its formation and the matters contemplated by the Transaction Agreement. New ADES’ principal executive offices are located at 8051 E. Maplewood Ave., Ste. 210 Greenwood Village, Colorado 80111, and New ADES’ phone number is (720) 598-3500.
It is currently expected that New ADES’ business following the Transactions will be operated through its operating subsidiaries and will initially consist of the combined assets and operations of ADES and Arq prior to the Transactions.
Elbert Merger Sub I, Inc.
Merger Sub is a newly incorporated Delaware corporation and is currently a direct wholly owned subsidiary of New ADES. To date, Merger Sub has not conducted any material activities other than those incident to its formation and the matters contemplated by the Transaction Agreement. Merger Sub’s principal executive offices are located at

8051 E. Maplewood Ave., Ste. 210 Greenwood Village, Colorado 80111, and Merger Sub’s phone number is (720) 598-3500.
The Transactions and the Transaction Agreement (Pages 124 and 155)
The terms and conditions of the Transactions are contained in the Transaction Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus. ADES encourages you to read the entire Transaction Agreement carefully because it is the principal document governing the Transactions.
Pursuant to the terms and conditions set forth in the Transaction Agreement, ADES and Arq agreed to combine their businesses under a new holding company, New ADES. ADES will be brought under New ADES through a merger of Merger Sub with and into ADES, with ADES surviving the merger as a wholly owned subsidiary of New ADES. Following the completion of the ADES Merger pursuant to a Scheme of Arrangement (the “Scheme of Arrangement”) and in accordance with the Laws of the Bailiwick of Jersey, existing shareholders of Arq will transfer all of their equity interests in Arq to New ADES in exchange for an aggregate number of 19,279,235 newly issued shares of New ADES common stock (the “Arq Share Acquisition”). The shares of New ADES common stock issued in the Arq Share Acquisition will be issued pursuant to an exemption from registration under Section 3(a)(10) of the Securities Act.
The following diagram illustrates the structure of the Transactions:
Before the Transactions
The following diagram illustrates the structure of ADES prior to the Transactions:

The following diagram illustrates the structure of Arq prior to the Transactions:

After the Transactions
The following diagram illustrates the structure of New ADES immediately following the Transactions:

PIPE Shareholders
Former ADES Shareholders
Former ARQ Shareholders
Elbert Holdings, Inc.
(Delaware)
ARQ Limited
(Jersey)
Advanced Emissions Solutions, Inc
(Delaware)
ARQ Subsidiaries
ADES Subsidiaries

For more information on the Transactions, see the section entitled “The Transactions” of this proxy statement/prospectus.
Agreements Related to the Transactions (Page 174)
Debt Commitment Letter
ADES has obtained commitments for debt financing consisting of a $10.0 million secured term loan facility (the “Debt Financing”) on the terms set forth in a debt commitment letter from the lender party thereto. The obligations under the Debt Financing would have a four-year maturity and would bear interest at a per annum rate equal to (i) Term SOFR plus a margin of 9.00% paid in cash and (ii) 5.00% paid-in-kind. Term SOFR (inclusive of the credit spread adjustment of 10 bps for all tenors) is to be capped at a rate of 2.00% per annum and floored at a rate of 1.00% per annum. The obligations of the lender to provide debt financing under the debt commitment letter are subject to customary conditions.
Voting and Election Agreements
Concurrently with entry into the Transaction Agreement, certain investment funds and entities controlled by ADES board member Gilbert Li—holding 10.50% of the outstanding ADES common shares—entered into a voting and election agreement (the “Voting and Election Agreement”) with ADES, pursuant to which, among other matters, such ADES stockholders agreed to (i) vote all of the shares of ADES which such stockholders have a right to so vote, in favor of the Transaction Agreement and Transactions, (ii) elect to receive the All-Stock ADES Consideration in the ADES Merger with respect to all of the shares of ADES which such stockholders own and (iii) certain restrictions with respect to transfers of the common stock of ADES held by such stockholders prior to consummation of the Transactions.

Subscription Agreements
Substantially concurrently with entry into the Transaction Agreement, New ADES entered into the Subscription Agreements with certain persons (the “Subscribers”) pursuant to which the Subscribers subscribed for and agreed to purchase shares of New ADES common stock for an aggregate purchase price of $20.0 million and at a price per share of $4.67 (the “Initial PIPE Price Per Share”), provided that if the volume weighted average price of the ADES common stock for the 30 days ending on the third business day prior to the date of the ADES Shareholders Meeting (the “ADES VWAP”) is more or less than the Initial Pipe Price Per Share by more than 25% (i.e. is greater than approximately $5.83 per share or is less than approximately $3.51 per share), the price per new share of New ADES common stock purchased pursuant to the Subscription Agreements will be the ADES VWAP (such transaction, the “PIPE Investment”). The shares purchased pursuant to the Subscription Agreements will be issued as of the closing date of such purchase, immediately following the consummation of the Scheme of Arrangement. The Subscription Agreements provide that as promptly as practicable following the closing of the Transactions, but no later than 150 days after the consummation of the Transactions, New ADES will file a registration statement registering the resale of the shares of New ADES common stock received by the Subscribers in the Transactions. New ADES will also use commercially reasonable efforts to have such registration statement declared effective as soon as practicable following the filing thereof, but no later than the earlier of (i) the 210th calendar day (or 270th calendar day if SEC gives notice that it will review the registration statement) following the filing thereof and (ii) the 10th business day after the date the SEC gives notice that it will not review the registration statement, subject to certain conditions. The Subscription Agreements further provide that certain of the Subscribers will be entitled to customary “piggyback” registration rights.
Consideration (Page 156)
Consideration to ADES Stockholders
In the ADES Merger, shareholders of the Company will be given the election to accept the Mixed ADES Consideration or the All-Stock ADES Consideration. Shareholders that do not make an affirmative election to receive the Mixed ADES Consideration or the All-Stock ADES Consideration will receive the All-Stock ADES Consideration in the ADES Merger.
Consideration to Arq Shareholders
Following the completion of the ADES Merger pursuant to the Scheme of Arrangement in accordance with the Laws of the Bailiwick of Jersey, existing shareholders of Arq will transfer all of their equity interests in Arq to New ADES in exchange for an aggregate number of 19,279,235 newly issued shares of New ADES common stock.
Treatment of ADES Equity-Based Awards (Page 182)
In connection with the Transactions, each ADES equity award made or otherwise denominated in shares of ADES common stock that is outstanding immediately prior to the effective time of the ADES Merger will be assumed by New ADES and will continue to have, and be subject to, the same terms and conditions of such awards as of immediately prior to the ADES Merger (including, without limitation, any vesting provisions and provisions regarding acceleration of vesting), except that the number of shares of New ADES common stock that will be subject to such award will be equal to the number of shares of ADES common stock subject to the award, multiplied by the All Stock Conversion Ratio.
The ADES Special Meeting (Page 70)
The ADES Special Meeting will be held virtually on _______, 20__, at _______, local time. The purpose of the ADES Special Meeting is to consider and vote on the Merger Proposal, the New ADES Charter Proposal, the Compensation Proposal and, if necessary, the Adjournment Proposal.
Approval of the Merger Proposal and the New ADES Charter Proposal is required to complete the Transactions.
Only holders of record of ADES common stock as of the close of business on _______, 2022, the Record Date for the ADES Special Meeting, are entitled to notice of, and to vote at the ADES Special Meeting, or any adjournment or postponement of the ADES Special Meeting. Each stockholder is entitled to cast one vote for each share of ADES common stock owned as of the close of business on that Record Date.

A quorum is necessary to hold a valid meeting. A quorum will exist at the ADES Special Meeting with respect to each matter to be considered at the ADES Special Meeting if the holders of one-third of the aggregate shares of ADES common stock issued and outstanding and entitled to vote at the virtual ADES Special Meeting as of the Record Date are present in person or represented by proxy at the ADES Special Meeting. Virtual attendance by stockholders of record will constitute presence in person for the purpose of determining the presence of a quorum for the transaction of business.
If you are a “street name” holder of shares of ADES common stock and you provide your bank, broker, trust or other nominee with voting instructions on at least one of the proposals brought before the ADES Special Meeting, then your shares will be counted in determining the presence of a quorum. If you are a “street name” holder of shares and you do not provide your bank, broker, trust or other nominee with voting instructions, then your shares will not be counted in determining the presence of a quorum.
Under Nasdaq rules, brokers who hold shares in a “street name” for a beneficial owner typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from the beneficial owner on how to vote. However, brokers are not allowed to exercise their voting discretion with respect to the approval of matters that Nasdaq does not deem “routine.” None of the proposals to be voted on at the ADES Special Meeting are routine under the Nasdaq rules. Consequently, your bank, broker, trust or other nominee will NOT have the power to vote your shares of ADES common stock at the ADES Special Meeting unless you provide instructions to your bank, broker, trust or other nominee on how to vote on each proposal. If you do not provide your bank, broker, trust or other nominee with voting instructions, your shares may constitute "broker non-votes." A broker non-vote occurs when a nominee holding shares for a beneficial holder does not have discretionary voting power and does not receive voting instructions from the beneficial owner. You should instruct your bank, broker, trust or other nominee on how to vote your shares with respect to the proposals, using the instructions provided by your bank, broker, trust or other nominee. You may be able to vote by telephone or through the Internet if your bank, broker, trust or other nominee offers these options.
The approval of the Merger Proposal and the New ADES Charter Proposal require the affirmative vote of the holders of a majority of the outstanding shares of ADES common stock entitled to vote on such proposal at the ADES Special Meeting. Failures to vote, votes to abstain, and broker non-votes will have the same effect as a vote “AGAINST” the Merger Proposal and the New ADES Charter Proposal.
The Compensation Proposal requires the affirmative vote of a majority of the votes cast on such proposal at the ADES Special Meeting. Failures to vote, abstentions and broker non-votes, if any, will have no effect on the Compensation Proposal.
The Adjournment Proposal requires the affirmative vote of a majority of the votes cast on such proposal at the ADES Special Meeting. Failures to vote, abstentions and broker non-votes, if any, will have no effect on the Adjournment Proposal.
Recommendation of the ADES Board of Directors and Reasons for the Transactions (Page 70)
The ADES Board recommends that ADES stockholders vote: (1) “FOR” the Merger Proposal; (2) “FOR” the New ADES Charter Proposal; (3) “FOR” the Compensation Proposal; and (4) “FOR” the Adjournment Proposal.
The ADES Board has determined that the Transactions, including the ADES Merger, are consistent with and will further the business strategies and goals of ADES, and are in the best interests of ADES and its stockholders. At its meeting on August 18, 2022, the ADES Board (a) unanimously approved and declared advisable the Transaction Agreement and the Transactions, including the ADES Merger, as contemplated by the Transaction Agreement, and (b) determined, subject to its duties under applicable law, to recommend that the ADES stockholders adopt the Transaction Agreement and approve the ADES Merger.
In arriving at its conclusion, the ADES Board consulted with ADES’ management and its legal, financial and other advisors, reviewed a significant amount of information and considered a number of factors in its deliberations. For a more detailed discussion of these factors, see the section entitled “The Transactions—ADES Reasons for the Transactions and Recommendation of the ADES Board” of this proxy statement/prospectus.

Opinion of Ducera as Financial Advisor to ADES (Page 140)
At the meeting of the ADES Board on August 18, 2022, Ducera Partners LLC (together with its affiliates, including Ducera Securities LLC, “Ducera”) delivered its oral opinion to the ADES Board, which was subsequently confirmed in writing, to the effect that, as of the date of such opinion, and subject to the assumptions, limitations, qualifications and conditions described in such opinion, the All-Stock ADES Consideration was fair, from a financial point of view, to the holders of ADES common stock (other than ADES common stock held by Arq or its affiliates).
The full text of the written opinion of Ducera, dated as of August 18, 2022, is attached as Annex E to this proxy statement/prospectus. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications, conditions and limitations on the scope of the review undertaken by Ducera in rendering its opinion. Ducera’s opinion is directed to the ADES Board and addresses only the fairness, from a financial point of view, of the All-Stock ADES Consideration to the holders of ADES common stock (other than ADES common stock held by Arq or its affiliates). It does not constitute a recommendation to the ADES Board or to any other persons in respect of the Transactions, including as to how any holder of ADES common stock should vote or act in respect of the Transactions.
For a further discussion of Ducera’s opinion, see the section entitled “The Transactions — Opinion of Ducera as Financial Advisor to ADES” and Annex E.
Directors and Management of New ADES Following the Transactions (Page 178)
Following completion of the Transactions, the New ADES board of directors (the “New ADES Board”) will consist of seven directors, three of whom shall be designated by ADES, three of whom shall be designated by Arq (one of whom shall be the chairman), and one of whom shall be designated mutually by ADES and Arq prior to the ADES Merger Effective Time (as defined in the section entitled “The Transaction Agreement—Closing and Effective Times”).
Julian McIntyre, the current chief executive officer and a director of Arq, will be the chairman of the New ADES Board and a director of New ADES. Other than Mr. McIntyre, it is expected that all other members of the New ADES Board will be independent directors for purposes of Nasdaq’s listing requirements. On or prior to the completion of the Arq Share Acquisition, New ADES will cause the individuals indicated under “Directors and Management of New ADES Following the Transactions” to be elected or appointed as officers of New ADES as specified in that section.
Interests of ADES’ Directors and Executive Officers in the Transactions (Page 182)
ADES’ executive officers and directors have interests in the Transactions that are different from, or in addition to, the interests of ADES stockholders generally. These interests may include, but are not limited to:
•the treatment in the ADES Merger of equity awards held by ADES directors and executive officers;
•additional fees for certain directors of ADES relating to their efforts in connection with the Transactions;
•the continued employment of certain executive officers of ADES or severance payments and benefits in connection with qualifying terminations;
•the continued positions of certain directors of ADES as directors on the board of directors of New ADES; and
•potential severance payments payable under existing employment agreements.
The ADES Board was aware of these potentially differing interests and considered them, among other matters, in reaching its decision to adopt the Transaction Agreement, approve the ADES Merger and to recommend that you vote in favor of the Merger Proposal and the New ADES Charter Proposal, and the approval (on a non-binding, advisory basis) of certain compensation arrangements.
For further information with respect to arrangements between ADES and its executive officers and directors, as well as arrangements for New ADES director nominees, see the section entitled “Interests of ADES’ Directors and Executive Officers in the Transactions” of this proxy statement/prospectus.

See the sections entitled “The Transactions—Background of the Transactions” and “The Transactions—Reasons for the Transactions and Recommendation of the ADES Board” of this proxy statement/prospectus. ADES stockholders should take these interests into account in deciding whether to vote “FOR” the Merger Proposal and “FOR” the New ADES Charter Proposal.
Accounting Treatment (Page 151)
The Transactions will be accounted for as a business combination under Accounting Standard Codification 805, Business Combinations (“ASC 805”). For further information, see the section entitled “The Transactions—Accounting Treatment.”
Regulatory Approvals (Page 151)
Antitrust Clearance
Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules promulgated thereunder, certain transactions cannot be completed until the parties to the transaction have given notification and furnished information to the Federal Trade Commission (the “FTC”) and the United States Department of Justice (the “DOJ”), and until the applicable waiting period has expired or has been terminated. Based on the current economics of the Transaction, at this time ADES and Arq are not required to give notification under the HSR Act, and the waiting period under the HSR Act is inapplicable. If facts and circumstances change and the Arq Acquisition becomes subject to the HSR Act, the Transaction Agreement requires ADES and Arq to promptly make the requisite filings, and the closing of the Transactions would not occur until the applicable waiting period under the HSR Act has expired or been terminated.
At any time before or after consummation of the Transactions, the FTC, the DOJ or any state could take such action under antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the completion of the Transactions or seeking the divestiture of substantial assets of ADES, Arq or their respective subsidiaries. Private parties may also seek to take legal action under antitrust laws under certain circumstances.
Securities and Exchange Commission
New ADES has filed a registration statement on Form S-4 with the SEC under the Securities Act, of which this proxy statement/prospectus forms a part, that must be declared effective by the SEC and pursuant to which the issuance of shares of New ADES common stock pursuant to the ADES Merger will be registered with the SEC.
Royal Court of Jersey Approval
The Scheme of Arrangement requires the sanction of the Royal Court of Jersey, which involves an application by Arq to the Royal Court of Jersey to sanction the scheme. Following the sanction of the Scheme of Arrangement by the Royal Court of Jersey, the Scheme of Arrangement will become effective in accordance with its terms upon a copy of the order from the Royal Court of Jersey being delivered to the Registrar of Companies in Jersey.
Beneficial Ownership of Securities (Page 198)
As of close of business on October 21, 2022, directors and executive officers of ADES and their affiliates were entitled to vote 2,385,897 shares of ADES common stock, or approximately 12.48% of the shares of ADES common stock outstanding and entitled to vote on that date.
For more information, including information regarding the beneficial ownership of New ADES following consummation of the Transactions, see the section entitled “Beneficial Ownership of Securities” of this proxy statement/prospectus.
U.S. Federal Income Tax Considerations (Page 203)
The ADES Merger, taken together with the Arq Share Acquisition and PIPE Investment, is intended to qualify as a transaction described in Section 351 of the Internal Revenue Code of 1986, as amended (the “Code”), for U.S. federal income tax purposes. However, it is not a condition to ADES’ obligation or Arq’s obligation to complete the Transactions that the ADES Merger, Arq Share Acquisition and PIPE Investment, taken together, so qualify. Nevertheless, assuming that the ADES Merger, Arq Share Acquisition and PIPE Investment, taken together, qualify as a transaction described in Section 351 of the Code:

•a U.S. holder (as defined in the section entitled “U.S. Federal Income Tax Considerations” beginning on page 203) that elects to receive a combination of New ADES common stock and cash in exchange for shares of ADES common stock pursuant to the ADES Merger generally will recognize gain, but not loss, in an amount equal to the lesser of (1) the excess of the sum of the fair market value of New ADES common stock and cash received over such U.S. holder’s tax basis in the ADES common stock surrendered and (2) the amount of cash received by such U.S. holder; and
•a U.S. holder that elects to receive only shares of New ADES common stock in exchange for shares of ADES common stock pursuant to the ADES Merger will not recognize gain or loss.
The treatment of the cash received in lieu of fractional shares of New ADES common stock is discussed separately in the section entitled “U.S. Federal Income Tax Considerations” of this proxy statement/prospectus. For a more complete discussion of the U.S. federal income tax consequences of the ADES Merger, see the section entitled “U.S. Federal Income Tax Considerations.”
No Appraisal Rights (Page 213)
Appraisal rights are statutory rights under the Delaware General Corporation Law (the “DGCL”) that enable stockholders who object to certain extraordinary transactions to demand that the corporation pay such stockholders the fair value of their shares instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction. However, appraisal rights are not available in all circumstances. Appraisal rights are not available to ADES stockholders in connection with the Transactions. See the sections entitled “The ADES Special Meeting—Methods of Voting” and “No Appraisal Rights for ADES Stockholders” in this proxy statement/prospectus for additional information.
No Solicitation of Alternative Proposals (Page 163)
Pursuant to the terms of the Transaction Agreement, ADES agrees that it will not, and agrees to cause its subsidiaries and its and their respective officers, directors and employees not to (and use reasonable best efforts to cause its and its subsidiaries’ other representatives not to), directly or indirectly:
•solicit, initiate or knowingly encourage (including by providing information), induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal (as defined in the section entitled “The Transaction Agreement—No Solicitation of Alternative Proposals” of this proxy statement/prospectus) or take any action that would reasonably be expected to lead to an Acquisition Proposal;
•furnish any non-public information regarding ADES to any person in connection with or in response to an Acquisition Proposal;
•engage or participate in any negotiations or discussions (other than to state that they are not permitted to have discussions) concerning, or provide or cause to be provided any non-public information or data relating to ADES or any of its subsidiaries in connection with, an Acquisition Proposal;
•execute or enter into any letter of intent or any contract contemplating or otherwise relating to any Acquisition Proposal; or
•publicly propose to do any of the foregoing.
Notwithstanding the foregoing, ADES and its representatives may take certain actions with respect to any such Acquisition Proposal if:
•the ADES stockholders have not yet approved the Merger Proposal;
•the Acquisition Proposal did not result from a breach of ADES’ non-solicitation provisions of the Transaction Agreement;
•before taking any such actions, the ADES Board, after consultation with its legal counsel and financial advisors, determines in good faith that such Acquisition Proposal constitutes, or would reasonably be expected to lead to, a Superior Proposal, as defined in the Transaction Agreement; and

•before taking any such actions, the ADES Board, after consultation with its outside legal counsel, determines in good faith that the failure to take such action would reasonably be expected to be inconsistent with the fiduciary duties of the ADES Board under applicable law.
For more information, see the section entitled “The Transaction Agreement—No Solicitation of Alternative Proposals” of this proxy statement/prospectus.
Conditions to the Transactions (Page 168)
The obligations of the parties to consummate the Transactions are subject to the satisfaction or waiver by the parties of the following conditions:
•the New ADES Shares issuable in the Transactions shall have been authorized for listing on Nasdaq, subject to official notice of issuance;
•the absence of any order, law or injunction preventing consummation of the Transactions;
•approval of the Merger Proposal and the New ADES Charter Proposal by the ADES stockholders;
•the approval of the Scheme of Arrangement by resolution of a majority in number of the Arq shareholders representing three-fourths (75%) or more of the voting rights of the Arq shareholders;
•the Scheme of Arrangement shall have been sanctioned by the Royal Court of Jersey with or without modification and a copy of the Court Order shall have been delivered to the Registrar of Companies in Jersey;
•the Registration Statement shall have been declared effective by the SEC under the Securities Act, and shall not be the subject of any stop order which is in effect suspending the effectiveness of the Registration Statement or any proceedings for that purpose;
•if they become applicable, certain antitrust, competition and foreign investment approvals designated by the parties shall have been obtained or any waiting periods thereunder shall have expired or been terminated;
•performance by the other party in all material respects of its obligations under the Transaction Agreement; and
•other customary closing conditions.
In addition to the foregoing, ADES’ obligation to consummate the Transactions is conditioned upon the consummation of the Debt Financing and the PIPE Investment.
Termination of the Transaction Agreement (Page 170)
The Transaction Agreement may be terminated at any time prior to the effective time of the ADES Merger:
•by the mutual written consent of ADES and Arq;
•by either ADES or Arq, if the Transactions have not occurred by April 30, 2023 (the “Termination Date”); provided, however, that such date shall automatically be extended to June 30, 2023 (the “End Date”), if, on the Termination Date, the condition to closing regarding any restraining order, preliminary or permanent injunction or other order preventing consummation of the Transactions (to the extent that the failure of such condition to be satisfied arises from an antitrust Law) or regarding the HSR Act approval shall not have been satisfied or waived and all other conditions to closing shall have been satisfied or waived (or in the case of conditions that by their nature are to be satisfied at the closing, shall be capable of being satisfied on such date); provided, further, that such right to terminate the Transaction Agreement shall not be available to Arq, on the one hand, or to ADES, on the other hand, if such party’s action or failure to act (whether such action or failure to act constitutes a breach of the Transaction Agreement) has been the primary cause of, or primarily resulted in, the failure of the Transactions to occur on or before the End Date;
•by either ADES or Arq, if at the ADES Special Meeting (including any adjournments and postponements thereof), the ADES stockholders did not approve the Merger Proposal;

•by either ADES or Arq if a court of competent jurisdiction or other governmental authority shall have enacted, issued, promulgated, enforced or entered into any law having the effect of making illegal, permanently restraining, enjoining or otherwise permanently prohibiting the consummation of the Transactions and such law shall have become final and nonappealable;
•by ADES, if the ADES Board authorizes ADES to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal, subject to certain conditions;
•by Arq, if the ADES Board shall have effected an Adverse Recommendation Change;
•by Arq, upon a breach of any representation, warranty, covenant or agreement set forth in the Transaction Agreement by ADES or if any representation or warranty of ADES shall have become inaccurate, in either case, such that the closing conditions would not be satisfied, except that if such breach is capable of being cured by the End Date, Arq will be not entitled to terminate the Transaction Agreement prior to the delivery by Arq to ADES of written notice of such breach, delivered at least 30 days prior to such termination, stating Arq’s intention to terminate this Agreement and the basis for such termination, it being understood that Arq will not be entitled to terminate this Agreement if such breach has been cured prior to the end of such 30-day period (to the extent capable of being cured); provided that Arq shall not have the right to terminate the Transaction Agreement if Arq is then in material breach of any representation, warranty, covenant or agreement under the Transaction Agreement so as to cause any of the closing conditions not to be capable of being satisfied;
•by ADES, upon a breach of any representation, warranty, covenant or agreement set forth in the Transaction Agreement by Arq or if any representation or warranty of Arq shall have become inaccurate, in either case, such that the closing conditions would not be satisfied, except that if such breach is capable of being cured by the End Date, ADES will not be entitled to terminate the Transaction Agreement prior to the delivery by ADES to Arq of written notice of such breach, delivered at least 30 days prior to such termination, stating ADES’ intention to terminate the Transaction Agreement and the basis for such termination, it being understood that ADES will not be entitled to terminate the Transaction Agreement if such breach has been cured prior to the end of such 30-day period (to the extent capable of being cured); provided that ADES shall not have the right to terminate the Transaction Agreement if ADES is then in material breach of any representation, warranty, covenant or agreement under the Transaction Agreement so as to cause any of the closing conditions not to be capable of being satisfied; or
•by either ADES or Arq, if the required shareholder approval of Arq has not been obtained.
For more information, see the section entitled “The Transaction Agreement—Termination” of this proxy statement/prospectus.
Expenses and Termination Fees (Page 172)
All fees and expenses incurred in connection with the Transaction Agreement and the Transaction are to be paid by the party incurring such fees and expenses, but ADES and Arq will share equally all expenses associated with antitrust filings.
ADES must pay Arq a $3 million termination fee and reimburse the reasonable out-of-pocket fees and expenses of Arq, up to an additional $3 million if:
•either ADES or Arq terminate the Transaction Agreement at the End Date (but only if the ADES Special Meeting has not been held by the End Date) or the ADES Special Meeting has been held and the ADES Stockholder Matters have not been approved and (A) at any time after the date of the Transaction Agreement and prior to the termination thereof, or the taking of a vote to approve the Transaction Agreement at the ADES Special Meeting or any adjournment or postponement thereof, an Acquisition Proposal shall have been publicly announced or publicly made known to the stockholders of ADES, and not withdrawn prior to such termination or such vote to adopt the Transaction Agreement, as applicable, and (B) within one year after such termination, ADES shall have entered into a definitive agreement, binding letter of intent or similar document with respect to an Acquisition Proposal (provided, that for such purposes, the reference to “20% or more” in the definition of Acquisition Transaction shall be deemed to be references to “more than 50%”);

•if ADES terminates the Transaction Agreement to enter into an Alternative Acquisition Agreement in connection with a Superior Proposal;
•if Arq terminates the Transaction Agreement because the board of directors of ADES makes an Adverse Recommendation Change; or
•the Transaction Agreement is terminated, and prior to such termination ADES has intentionally and materially breached its non-solicit obligations (as further described in “The Transaction Agreement—No Solicitation of Alternative Proposals”).
Additionally, ADES is required to reimburse the reasonable out-of-pocket fees and expenses of Arq, up to an additional $3 million, if ADES terminates the Transaction Agreement because the ADES Special Meeting has been held and the ADES Stockholder Matters have not been approved and the $3 million termination fee is not otherwise payable.
Arq must reimburse the reasonable out-of-pocket fees and expenses of ADES, up to $3 million if the Transaction Agreement is terminated by ADES or Arq because the Arq scheme meeting and Arq general meeting have been held and completed and the Arq Shareholder Approval was not obtained.
Listing of New ADES Shares on Stock Exchange (Page 152)
New ADES Shares currently are not traded or quoted on a stock exchange or quotation system. The parties expect that, following completion of the Transactions, New ADES Shares will be listed for trading on Nasdaq, and it is a condition to the parties’ obligations to effect the Transactions that the New ADES Shares be authorized for listing on Nasdaq, subject to official notice of issuance.
Comparison of Rights of Stockholders (Page 206)
The rights of ADES stockholders are currently governed by the ADES certificate of incorporation, bylaws and the DGCL. ADES stockholders who receive shares of New ADES common stock will become stockholders of New ADES upon completion of the Transactions. Thereafter, their rights will be governed by the New ADES Charter, and will continue to be governed by the DGCL. As a result, these ADES stockholders will have different rights once they become stockholders of New ADES due to the differences in the governing documents of ADES and New ADES. The key differences are described in the section entitled “Comparison of Rights of Stockholders” in this proxy statement/prospectus.
Summary Risk Factors (Page 42)
You should carefully read the detailed description of the risks associated with the Transactions and New ADES’ operations following the Transactions described in the section entitled “Risk Factors” of this proxy statement/prospectus. You also should read and carefully consider the risk factors associated with the businesses of both ADES and Arq that are included in this proxy statement/prospectus, because these risks will relate to the business of New ADES following the completion of the Transactions. The following is a summary of the key risks relating to the Transactions and each company. A more detailed description of each of the risks can be found under the section entitled “Risk Factors.”
Risks Relating to the Transactions
•Completion of the Transactions is subject to certain conditions, some of which are outside of the parties’ control, and if these conditions are not satisfied or waived, the Transactions will not be completed.
•Failure to complete the Transactions could negatively impact the stock price and the future business and financial results of ADES and Arq.
•The trading of New ADES Shares after completion of the Transactions may cause the market price of New ADES Shares to fall.
•The Transaction Agreement limits ADES’ ability to pursue alternatives to the Transaction, may discourage other companies from making a favorable alternative transaction proposal and, in specified circumstances, could require ADES to pay Arq a termination fee and/or reimburse Arq for certain of its expenses.

•ADES and Arq will incur significant transaction and merger-related costs in connection with the Transactions.
•After the Transactions, ADES stockholders will have a reduced ownership and voting interest in New ADES than they currently have in ADES, and will exercise less influence over New ADES’ management.
•Certain current Arq shareholders and participants in the PIPE Investment will hold a substantial portion of the voting power of New ADES common stock.
•ADES and Arq may have difficulty attracting, motivating and retaining executives and other key employees due to uncertainty associated with the Transactions.
•The COVID-19 pandemic may adversely affect ADES’ or Arq’s ability to timely consummate the Transactions.
•The opinion of ADES’ financial advisor will not reflect changes in circumstances between the signing of the Transaction Agreement and the completion of the Transactions.
•ADES’ executive officers and directors have interests in the Transactions that may be different from the interests of ADES stockholders generally.
Risks Relating to New ADES Following Completion of the Transactions
•The failure to integrate successfully the businesses of ADES and Arq in the expected timeframe would adversely affect New ADES’ future business and financial performance following the Transactions.
•The synergies attributable to the Transactions may vary from expectations.
•New ADES may experience difficulties that delay or prevent New ADES’ development, introduction or marketing of new products that use Arq’s technology.
•The closing of the debt financing commitments obtained by ADES is subject to numerous conditions and may not be completed, which may jeopardize consummation of the Transactions.
•The market price of New ADES Shares may be volatile.
•Future sales of New ADES Shares by New ADES or its stockholders in the public market, or the perception that such sales may occur, could reduce the price of New ADES Shares, and any additional capital raised by New ADES through the sale of equity or convertible securities may dilute ownership in New ADES.
Risks Relating to ADES’ Business
•As of 2022, ADES is solely dependent on earnings from its APT segment to fund its operations. ADES will need to grow the earnings from its APT segment substantially to make up for the loss of earnings from its investments in Tinuum Group and Tinuum Services.
•ADES’ inability to meet customer supply requirements due to damage to or insufficient production capacity of its Red River manufacturing facility may have a material adverse effect on its business, results of operations and financial condition.
•Demand for ADES’ products and services depends significantly on environmental laws and regulations. Uncertainty as to the future of such laws and regulations, changes to such laws and regulations or granting of extensions of compliance deadlines has had, and will likely continue to have, a material effect on ADES’ business.
•The market for consumables and other products that provide pollutant reduction is highly competitive and some of ADES’ competitors are significantly larger and more established than it is, which could adversely impede our growth opportunities and financial results.
•The loss of, or significant reduction in, purchases by ADES’ largest customers could adversely affect its business, financial condition or results of operations.
•ADES faces operational risks inherent in mining operations and its mining operations have the potential to cause safety issues, including those that could result in significant personal injury.

•Failure to protect ADES’ intellectual property or infringement of its intellectual property by a third party could have an adverse impact on ADES’ financial condition.
•An increased focus on environmental, social and governance factors by institutional investors may negatively impact ADES’ access to capital and the liquidity of our stock price.
Risks Relating to Arq’s Business
•Arq will require significant capital to fund its business plan.
•Rapid technological changes may adversely affect the market acceptance of Arq’s products.
•Arq may not be successful in achieving its growth expectations related to Arq Powder utilization in new markets.
•Arq may be unable to protect its intellectual property rights from unauthorized use.
•All of Arq’s development operations will be subject to environmental permitting and regulations, which can make operations expensive or prohibit them altogether.
•Arq may experience a shortage of reliable and adequate transport capacity and any material increase in transportation costs could have a material adverse effect on Arq’s business and results of operations.
•Strategic relationships upon which Arq may rely are subject to change, which may diminish its ability to conduct its operations.
•Plant capacity expansions and site development projects may be delayed and/or may not achieve the expected benefits.

NEW ADES SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
Description of the Merger
On August 19, 2022, we executed the Transaction Agreement whereby (1) New ADES will acquire 100% of the outstanding equity interests of Arq and (2) stockholders of ADES will be given the election to exchange each share of common stock of ADES for either (a) 1.11 shares of New ADES common stock plus $0.52 in cash ("Mixed Consideration") or (b) 1.22 shares of New ADES common stock ("All Stock Consideration"). Items (1) and (2) are collectively referred to as the “Merger.” As a condition of and concurrently with the Transaction Agreement, New ADES entered into the Debt Financing and the PIPE Investment, which will generate approximately $9.5 million and $19.9 million of net cash proceeds, respectively, at the closing of the Merger.
Introduction
The following unaudited pro forma condensed combined financial information (the "unaudited pro forma financial statements") is based on the historical annual audited consolidated financial statements for the year ended December 31, 2021 of ADES and Arq as well as the interim unaudited condensed consolidated financial statements as of and for the six months ended June 30, 2022 of ADES and Arq as adjusted to give effect to the Merger, the Debt Financing and the PIPE Investment (collectively, the “Transactions”). It should be noted that the Arq historical financial statements have been prepared under International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board.
The unaudited pro forma condensed combined statements of operations (the "unaudited pro forma statements of operations") for the six months ended June 30, 2022 and the year ended December 31, 2021 give effect to the Transactions as if they had occurred on January 1, 2021. The unaudited pro forma condensed combined balance sheet (the "unaudited pro forma balance sheet") as of June 30, 2022 gives effect to the Transactions as if they had occurred on June 30, 2022.
The unaudited pro forma financial statements are based on and should be read in conjunction with:
1.the accompanying notes to the unaudited pro forma financial statements;
2.the historical annual audited consolidated financial statements of ADES as of and for the year ended December 31, 2021 and 2020, which are included elsewhere in this proxy statement/prospectus, and the unaudited condensed consolidated financial statements of ADES as of June 30, 2022 and for the six months ended June 30, 2022 and 2021, which are included elsewhere in this proxy statement/prospectus;
3.the historical annual audited consolidated financial statements of Arq for the years ended December 31, 2021 and 2020, which are included elsewhere in this proxy statement/prospectus, and the condensed interim unaudited condensed consolidated financial statements of Arq as of June 30, 2022 and for the six months ended June 30, 2022 and 2021, which are included elsewhere in this proxy statement/prospectus; and
4.other information relating to ADES and Arq contained in this proxy statement/prospectus. See section titled "Where You Can Find More Information" beginning on page 214 of this proxy statement/prospectus.
The unaudited pro forma financial statements are presented using the acquisition method of accounting, with ADES identified as the acquirer of Arq. Under the acquisition method of accounting, the purchase price is allocated to the underlying Arq tangible and intangible assets acquired and liabilities assumed based on their respective fair market values with any excess purchase price allocated to goodwill.
The unaudited pro forma combined financial statements are presented for informational purposes only and have been prepared in accordance with Article 11 of Regulation S-X of the SEC, and do not necessarily reflect what the combined company’s financial position or results of operations would have been had the Transactions occurred as of the dates indicated herein, nor do they purport to project the future financial position and operating results of the combined companies. The pro forma financial statements also do not reflect the costs of any integration activities or cost savings or synergies expected to be achieved as a result of the Transactions, and, accordingly, do not attempt to predict or suggest future results.

The unaudited pro forma financial statements include “Transaction Accounting Adjustments" that are necessary to account for the Transactions as of the dates specified above. In addition, the unaudited pro forma financial statements include adjustments for the accounting differences between IFRS, as issued by the International Accounting Standards Board, and accounting principles generally accepted in the United States ("U.S. GAAP") as well as reclassifications of certain financial statement components in Arq’s historical financial statements to conform to New ADES’ financial statement presentation.
The assumptions underlying all of the adjustments made in the unaudited pro forma financial statements are described in the accompanying notes. Adjustments are based on information available to us during the preparation of the unaudited pro forma financial statements and assumptions that we believe are reasonable and factually supportable. The adjustments, which are described in the accompanying notes, may be revised by us as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments upon the completion of the Transactions will differ from these adjustments, and it is possible the differences may be material.
The Transactions
The unaudited pro forma condensed combined financial statements have been adjusted for the following transactions:
•New ADES will acquire 100% of the equity interests of Arq in exchange for an aggregate number of 19,279,235 newly issued shares of New ADES common stock (the "Arq Share Acquisition");
•ADES’ shareholders will exchange each share of ADES' common stock for either Mixed Consideration or All Stock Consideration in the ADES Merger.
•New ADES will issue New ADES shares under the PIPE Investment in exchange for $20.0 million of cash at a stated price per share of $4.67 (the “Initial PIPE Price Per Share”), which is subject to adjustment. If the volume weighted average price of the ADES common stock for the 30 days ending on the third business day prior to the date of the ADES Shareholders Meeting (the "ADES VWAP Price Per Share") is more or less than the Initial PIPE Price Per Share by more than 25% (i.e., is greater than approximately $5.83 per share or is less than approximately $3.51 per share), the Initial PIPE Price Per Share will be adjusted to the ADES VWAP Price Per Share.
•New ADES will enter into the Debt Financing in the principal amount of $10.0 million for net cash proceeds of approximately $9.5 million, net of original issue discount and debt issuance costs (the “Term Loan”). The Debt Financing includes the issuance of warrants (the "Warrants") to acquire shares of New ADES at $0.01 per share in the amount representing 1% of the "post-transaction fully diluted share capital" (as defined in the Transaction Agreement).
The unaudited pro forma condensed combined financial information has been prepared using the assumptions below with respect to the Mixed Consideration or All Stock Consideration, as may be elected by ADES stockholders. These considerations are shown in separate balance sheets below.
Mixed Consideration: This presentation assumes that all ADES stockholders will elect to exchange each share of ADES' common stock for 1.11 shares of New ADES common stock plus $0.52 in cash per share. Under the Transaction Agreement, the following exceptions apply: (1) Pursuant to a voting and election agreement, certain ADES stockholders holding approximately 10.50% of the outstanding ADES common shares have agreed to receive the All Stock Consideration; and (2) all unvested equity awards will receive the All Stock Consideration.
All Stock Consideration: This presentation assumes that all ADES stockholders will elect to exchange each share of ADES common stock for 1.22 shares of New ADES common stock.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF JUNE 30, 2022

						Mixed Consideration
(in thousands)	ADES Historical	Arq Historical Reclassified (Note 2)	IFRS to US GAAP Adjustments (Note 3)	Ref	Arq Historical Reclassified US GAAP	Transaction Accounting Adjustments (Note 4)	Ref	New ADES Pro Forma Combined
ASSETS
Current assets:
Cash	$80,819	$1,297	$—		$1,297	$20,879	(f)	$102,995
Receivables, net	12,659	1,576	—		1,576	—		14,235
Inventories, net	12,109	340	—		340	—		12,449
Prepaid expenses and other current assets	7,441	—	—		—	—		7,441
Total current assets	113,028	3,213	—		3,213	20,879		137,120
Restricted cash, long-term	10,000	—	—		—	—		10,000
Property, plant and equipment, net	31,149	66,223	(13,322)	(b), (c), (d)	52,901	6,517	(g)	90,567
Other long-term assets, net	29,575	2,341	10,329	(b)	12,670	10,400	(g)	52,645
Total Assets	$183,752	$71,777	$(2,993)		$68,784	$37,796		$290,332
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$14,150	$9,302	$—		$9,302	$11,130	(h), (i)	$34,582
Current portion of long-term debt	1,235	92,740	(92,574)	(a), (b)	166	(166)	(g)	1,235
Other current liabilities	5,202	—	1,212	(b)	1,212	—		6,414
Total current liabilities	20,587	102,042	(91,362)		10,680	10,964		42,231
Long-term debt, net of current portion	3,998	18,317	(9,798)	(b)	8,519	8,546	(j)	21,063
Other long-term liabilities	14,662	3,544	7,437	(b), (c)	10,981	—		25,643
Total Liabilities	39,247	123,903	(93,723)		30,180	19,510		88,937
Commitments and contingencies
Temporary equity	—	—	122,929	(a)	122,929	(122,929)	(k), (l)	—
Stockholders’ equity:
Preferred stock	—	—	—		—	—		—
Common stock	24	15,719	—		15,719	(15,693)	(k)	50
Treasury stock, at cost	(47,692)	—	—		—	—		(47,692)
Additional paid-in capital	102,668	376,817	(15,922)	(a), (e)	360,895	(277,253)	(l)	186,310
Retained earnings (deficit)	89,505	(444,662)	(16,277)	(a), (b), (c), (d), (e)	(460,939)	434,161	(m)	62,727
Total stockholders’ equity	144,505	(52,126)	(32,199)		(84,325)	141,215		201,395
Total Liabilities and Stockholders’ Equity	$183,752	$71,777	$(2,993)		$68,784	$37,796		$290,332

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF JUNE 30, 2022

						All Stock Consideration
(in thousands)	ADES Historical	Arq Historical Reclassified (Note 2)	IFRS to US GAAP Adjustments (Note 3)	Ref	Arq Historical Reclassified US GAAP	Transaction Accounting Adjustments (Note 4)	Ref	New ADES Pro Forma Combined
ASSETS
Current assets:
Cash	$80,819	$1,297	$—		$1,297	$29,456	(f)	$111,572
Receivables, net	12,659	1,576	—		1,576	—		14,235
Receivables, related parties	—	—	—		—	—		—
Inventories, net	12,109	340	—		340	—		12,449
Prepaid expenses and other current assets	7,441	—	—		—	—		7,441
Total current assets	113,028	3,213	—		3,213	29,456		145,697
Restricted cash, long-term	10,000	—	—		—	—		10,000
Property, plant and equipment, net	31,149	66,223	(13,322)	(b), (c), (d)	52,901	6,517	(g)	90,567
Other long-term assets, net	29,575	2,341	10,329	(b)	12,670	10,400	(g)	52,645
Total Assets	$183,752	$71,777	$(2,993)		$68,784	$46,373		$298,909
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$14,150	$9,302	$—		$9,302	$11,130	(h), (i)	$34,582
Current portion of long-term debt	1,235	92,740	(92,574)	(a), (b)	166	(166)	(g)	1,235
Other current liabilities	5,202	—	1,212	(b)	1,212	—		6,414
Total current liabilities	20,587	102,042	(91,362)		10,680	10,964		42,231
Long-term debt, net of current portion	3,998	18,317	(9,798)	(b)	8,519	8,520	(j)	21,037
Other long-term liabilities	14,662	3,544	7,437	(b), (c)	10,981	—		25,643
Total Liabilities	39,247	123,903	(93,723)		30,180	19,484		88,911
Commitments and contingencies
Temporary equity	—	—	122,929	(a)	122,929	(122,929)	(k), (l)	—
Stockholders’ equity:
Preferred stock	—	—	—		—	—		—
Common stock	24	15,719	—		15,719	(15,691)	(k)	52
Treasury stock, at cost	(47,692)	—	—		—	—		(47,692)
Additional paid-in capital	102,668	376,817	(15,922)	(a), (e)	360,895	(272,003)	(l)	191,560
Retained earnings (deficit)	89,505	(444,662)	(16,277)	(a), (b), (c), (d), (e)	(460,939)	437,512	(m)	66,078
Redeemable preferred equity	—	—	—		—	—		—
Members' equity	—	—	—		—	—		—
Total stockholders’ equity	144,505	(52,126)	(32,199)		(84,325)	149,818		209,998
Total Liabilities and Stockholders’ Equity	$183,752	$71,777	$(2,993)		$68,784	$46,373		$298,909

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2022

(in thousands, except share data)	ADES Historical	Arq Historical Reclassified (Note 2)	IFRS to US GAAP Adjustments (Note 3)	Ref	Arq Historical Reclassified US GAAP	Transaction Accounting Adjustments (Note 4)	Ref	New ADES Pro Forma Combined
Revenues:
Consumables	$51,141	$—	$—		$—	$—		$51,141
License royalties, related party	—	—	—		—	—		—
Total revenues	51,141	—	—		—	—		51,141
Operating expenses:
Consumables cost of revenue, exclusive of depreciation and amortization	41,417	—	—		—	—		41,417
Selling, general and administrative	12,667	9,952	1,732	(b), (e)	11,684	—		24,351
Depreciation, amortization, depletion and accretion	3,094	2,528	103	(c)	2,631	(1,168)	(p), (q)	4,557
Impairment of long-lived assets	—	23,051	289	(d)	23,340	—		23,340
Other operating expense	34	—	—		—	—		34
Total operating expenses	57,212	35,531	2,124		37,655	(1,168)		93,699
Operating loss	(6,071)	(35,531)	(2,124)		(37,655)	1,168		(42,558)
Other income (expense):
Earnings from equity method investments	3,222	—	—		—	—		3,222
Interest expense	(176)	(9,099)	8,840	(a), (b), (c)	(259)	1,106	(r)	671
Other	(334)	13	—		13	—		(321)
Total other income	2,712	(9,086)	8,840		(246)	1,106		3,572
Loss before income tax benefit	(3,359)	(44,617)	6,716		(37,901)	2,274		(38,986)
Income tax benefit	—	(251)	—		(251)	—	(s)	(251)
Net loss	$(3,359)	$(44,366)	$6,716		$(37,650)	$2,274		$(38,735)

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2021

(in thousands, except share data)	ADES Historical	Arq Historical Reclassified (Note 2)	IFRS to US GAAP Adjustments (Note 3)	Ref	Arq Historical Reclassified US GAAP	Transaction Accounting Adjustments (Note 4)	Ref	New ADES Pro Forma Combined

Revenues:
Consumables	$85,882	$—	$—		$—	$—		$85,882
License royalties, related party	14,368	—	—		—	—		14,368
Other	44	—	—		—	—		44
Total revenues	100,294	—	—		—	—		100,294
Operating expenses:
Consumables cost of revenues, exclusive of depreciation and amortization	65,576	—	—		—	—		65,576
Selling, general and administrative	24,635	25,189	2,253	(b), (e)	27,442	11,130	(n), (o)	63,207
Depreciation, amortization, depletion and accretion	7,933	710	153	(c)	863	2,781	(p), (q)	11,577
Other operating expenses (income)	(2,702)	—	—		—	—		(2,702)
Impairment of long-lived assets	—	90,070	(61,307)	(a), (d)	28,763	—		28,763
Total operating expenses	95,442	115,969	(58,901)		57,068	13,911		166,421
Operating income (loss)	4,852	(115,969)	58,901		(57,068)	(13,911)		(66,127)
Other income (expense):
Earnings from equity method investments	68,726	—	—		—	—		68,726
Gain on extinguishment of debt	3,345	—	—		—	—		3,345
Interest expense	(1,490)	(699)	656	(b), (c)	(43)	2,160	(r)	627
Other	640	29	—		29	—		669
Total other income	71,221	(670)	656		(14)	2,160		73,367
Income (loss) before income tax expense (benefit)	76,073	(116,639)	59,557		(57,082)	(11,751)		7,240
Income tax expense (benefit)	15,672	(915)	—		(915)	(2,470)	(s)	12,287
Net income (loss)	$60,401	$(115,724)	$59,557		$(56,167)	$(9,281)		$(5,047)

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
1. Basis of Presentation
The accompanying unaudited pro forma financial statements are prepared from the historical consolidated financial statements of ADES and Arq after giving effect to the Transactions and assumptions, reclassifications and adjustments as described in the accompanying notes. The unaudited pro forma statements of operations and the unaudited pro forma balance sheets give effect to the Transactions as if they had occurred on January 1, 2021, and June 30, 2022, respectively.
The historical annual audited consolidated financial statements and interim unaudited condensed consolidated financial statements of ADES are prepared in accordance with U.S. GAAP and the historical annual audited consolidated financial statements and condensed interim unaudited consolidated financial statements of Arq are prepared in accordance with IFRS.
The unaudited pro forma financial statements do not necessarily reflect what the combined company’s financial condition or results of operations would have been had the Transactions occurred on the dates indicated and also may not be useful in predicting the future financial condition and results of operations of the combined company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.
Included in Revenues and Operating income for the year ended December 31, 2021 are License royalties, related party in the amount of $14.4 million which will not recur in ADES’s statement of operations beyond 12 months after the effective date of the Transactions. Also included in Operating income for the six months ended June 30, 2022 and for the year ended December 31, 2021 are Earnings from equity method investments of $3.2 million and $68.7 million, respectively, which will not recur in ADES’s statement of operations beyond 12 months after the effective date of the Transactions.
ADES has accounted for the Transactions under the acquisition method of accounting, which requires recognizing Arq's net assets acquired and liabilities assumed based on their fair values and our estimates and assumptions. As of the date of this proxy statement/prospectus, the determination of the fair value of the assets acquired and liabilities assumed is preliminary and the values will be finalized after the final valuation Arq’s assets acquired and liabilities assumed is completed. The value of the purchase consideration is based on the closing price of ADES’ common stock on October 21, 2022, which management has deemed as a reasonable approximation of the closing price of our common stock as of the date of this proxy statement/prospectus. As a result, the pro forma adjustments are preliminary and are subject to change based on changes in the price of our common stock and as additional information becomes available and additional analysis is performed.
The preliminary pro forma adjustments have been made solely for the purpose of providing the unaudited pro forma financial information presented herein. ADES has estimated the fair value of Arq’s assets acquired and liabilities assumed based on discussions with Arq’s management, preliminary valuation studies, due diligence and information presented in Arq’s audited and unaudited financial statements. Any increases or decreases in either ADES’ stock price or the fair value of assets acquired and liabilities assumed upon completion of the final valuations will result in adjustments to the unaudited pro forma balance sheet and the unaudited pro forma statements of operations. The final purchase price allocation may be materially different than that reflected in the pro forma purchase price allocation presented herein.
Purchase Consideration
The estimated purchase price of $55.5 million is based on the issuance of 19,279,235 shares of New ADES common stock issued to Arq shareholders multiplied by the closing stock price of ADES’ common stock on October 21, 2022 of $2.88 per share. The final purchase price will be based on the same number of shares issued to Arq shareholders multiplied by the closing stock of ADES’ common stock on the effective date of the Transactions.

2. Arq Historical Financial Statements
Arq's historical balances were derived from Arq’s historical consolidated financial statements for the year ended December 31, 2021 and as of and for the six months ended June 30, 2022, as described above, and are presented under IFRS. The unaudited pro forma financial statements reflect certain reclassifications of Arq’s historical financial statement captions to conform to ADES’ presentation in its historical financial statements.
The reclassifications are summarized below (in thousands):

Arq Financial Statement Line	Arq as of June 30, 2022	Reclassifications	Arq Historical Reclassified Amount	ADES Financial Statement Line

Assets				Assets
Property, plant and equipment	$66,223	—	$66,223	Property, plant and equipment, net
Other long-term receivables and prepayments	2,341	—	2,341	Other long-term assets, net
Inventory	340	—	340	Current: Inventories, net
Other receivables and prepayments	1,576	—	1,576	Current: Prepaid expenses and other current assets
Cash and cash equivalents	1,297	—	1,297	Current: Cash
	$71,777	—	$71,777

Equity				Stockholders' equity
Called up share capital	$15,719	—	$15,719	Common stock
Share premium	278,140	(278,140)	—
Other capital reserve	98,677	278,140	376,817	Additional paid-in capital
Retained deficit	(444,662)	—	(444,662)	Retained earnings (deficit)
	(52,126)	—	(52,126)

Liabilities				Liabilities
Trade and other payables	9,302	—	9,302	Current: Accounts payable and accrued expenses
Current portion of long-term borrowing	92,740		92,740	Current: Current portion of long-term borrowings
Long-term borrowing, net of current portion	18,317	—	18,317	Long-term borrowings, net of current portion
Provisions	3,544	—	3,544	Other long-term liabilities
	$71,777	—	$71,777

Arq Financial Statement Line	Arq for the year ended December 31, 2021	Reclassifications		Arq Historical Reclassified Amount	ADES Financial Statement Line
Plant operating expenses	$96,172	$(96,172)	(1)	$—
	—	90,070		90,070	Impairment of long-lived assets
	—	710		710	Depreciation, amortization, depletion and accretion
Research and development expense	4,003	(4,003)	(2)	—
Administration expenses	15,794	9,395		25,189	Selling, general and administrative
Operating loss	(115,969)	—		(115,969)
Finance expense	(699)	—		(699)	Interest expense
Finance and other income	51	(51)		—
Other expense	(22)	51		29	Other
Loss before tax	(116,639)	—		(116,639)
Income tax income	915	—		915	Income tax expense (benefit)
Net loss for the financial year	(115,724)	—		(115,724)	Net income (loss)
Other comprehensive income	—	—		—
Total comprehensive loss for the financial year	(115,724)	—		(115,724)
Attributable to Equity shareholders of the company	$(115,724)	$—		$(115,724)
(1) Represents amounts which were reclassified to conform with ADES’ presentation as follows: approximately $90.1 million to Impairment of long-lived assets, $5.4 million to Selling, general and administrative and $0.7 million to Depreciation, amortization, depletion and accretion.
(2) $4.0 million was reclassified to Selling, general and administrative to conform with ADES’ presentation.

Arq Financial Statement Line	Arq for the six months ended June 30, 2022	Reclassifications		Arq Historical Reclassified Amount	ADES Financial Statement Line
Plant operating expenses	$27,530	$(27,530)	(1)	$—
	—	23,051		23,051	Impairment of long-lived assets
	—	2,528		2,528	Depreciation, amortization, depreciation, and accretion
Research and development expense	1,037	(1,037)	(2)	—
Administration expenses	6,964	2,988		9,952	Selling, general and administrative
Operating loss	(35,531)	—		(35,531)
Finance expenses	(9,099)	—		(9,099)	Interest expense
Finance and other income	43	(43)		—
Other expenses	(30)	43		13	Other operating expenses
Loss before tax	(44,617)	—		(44,617)
Income tax income	251	—		251	Income tax expense (benefit)
Net loss for the period	(44,366)	—		(44,366)	Net loss
Attributable to Equity shareholders of the company	$(44,366)	$—		$(44,366)
(1) Represents amounts which were reclassified to conform with ADES’ presentation as follows: approximately $23.1 million to Impairment of long-lived assets, $2.0 million to Selling, general and administrative and $2.5 million to Depreciation, amortization, depreciation, and accretion.
(2) $1.0 million was reclassified to Selling, general and administrative to conform with ADES’ presentation.

3. IFRS to U.S. GAAP adjustments
IFRS differs in certain material respects from U.S. GAAP. The following material adjustments have been made to reflect Arq’s historical financial statements on a U.S. GAAP basis for purposes of presenting unaudited pro forma financial information. In addition, the adjustments have been made to align Arq’s historical significant accounting policies under IFRS to ADES' significant accounting policies under U.S. GAAP.
a. Preferred Units
Under IFRS, Arq classified and accounted for certain preferred shares (the “Preferred Units) as liabilities and classified and recorded dividends earned on the Preferred Units as finance costs. In addition, and through December 31, 2021, Arq capitalized substantially all of is finance costs to Property, plant and equipment, which included all of the cumulative dividends earned on the Preferred Units of $61.8 million.
Under U.S. GAAP, the Preferred Units are not classified as liabilities, as they are not mandatorily redeemable as defined in U.S. GAAP. Further, under U.S. GAAP, dividends earned on the Preferred Units represent a “preferred return” and are recorded within equity. In addition, SEC accounting guidance “requires equity instruments with redemption features that are not solely within the control of the issuer to be classified outside of permanent equity (often referred to as classification in “temporary equity”). Accordingly, under U.S. GAAP and SEC accounting guidance, the Preferred Units, including cumulative dividends, are classified as temporary equity. Since the cumulative dividends earned on the Preferred Units do not represent finance costs under U.S. GAAP, they are not capitalized nor are they expensed in the statement of operations under U.S. GAAP. Accordingly, for the year ended December 31, 2021, the impairment of long-lived assets recognized by Arq under IFRS is reduced by the cumulative dividends earned on the Preferred Units of $61.8 million. For the six months ended June 30, 2022, Arq reported finance cost of 8.5 million which is eliminated and recorded to temporary equity under U.S. GAAP.
The following table reflects the reclassification of the Preferred Units from Current portion of long-term debt to Temporary equity under U.S. GAAP:

(in thousands)	As of June 30, 2022
Condensed Balance Sheet
Decrease to Current portion of long-term debt	$(91,362)
Increase to Temporary equity	$122,929
Decrease to Additional paid in capital	$(13,740)
Decrease to Retained earnings	$(17,827)
The following table reflects the decrease of Impairment of long-term assets for the year ended December 31, 2021 and the decrease in interest expense for the six months ended June 30, 2022 due to the recording of cumulative dividends on the Preferred Units within equity under U.S. GAAP:

(in thousands)	Six months ended June 30, 2022	For the year ended December 31, 2021
Condensed Statement of Operations
Decrease to Impairment of long-lived assets	$—	$(61,819)
Decrease to Interest expense	$(8,482)	$—
b. Leases
Under IFRS, all leases are classified as and accounted for as finance leases. Under U.S. GAAP, leases are classified as either finance or operating leases based on satisfying certain criteria, and under U.S. GAAP, certain Arq leases meet the definition of operating leases. Arq reports right of use (“ROU”) assets for all of its leases in property, plant and equipment. Under U.S. GAAP, ROU assets under operating leases are reported as other long-term assets. The net carrying amount of ROU assets under operating leases under U.S. GAAP is different from their net carrying amounts as property, plant and equipment under IFRS, primarily due to differences between depreciation of property, plant and equipment recognized under IFRS and amortization recognized on ROU assets under operating leases under U.S. GAAP. As of June 30, 2022, the aggregate amount of these differences resulted in an increase of $0.2 million to Retained deficit.

In addition, under U.S. GAAP, interest on the lease liability and amortization of the ROU asset are reported a single expense in operating expenses, in contrast to lease cost for finance leases, which is reported separately as interest expense and amortization of ROU assets. In converting the leases that meet the definition of operating leases, amounts for both interest expense and amortization of ROU assets reported under IFRS are reversed, and the aggregate amount of operating lease expense is reported under U.S. GAAP.
The following table reflects the adjustments to report certain of Arq's ROU assets and lease liabilities as ROU assets and lease liabilities under operating leases under U.S. GAAP:

(in thousands)	As of June 30, 2022
Condensed Balance Sheet
Decrease to property, plant and equipment (1)	$(10,485)
Increase to Other long-term assets (1)	$10,329
Decrease to Current portion of long-term debt	$(1,212)
Increase to Other current liabilities (2)	$1,212
Decrease to Long-term debt, net of current portion (2)	$(9,798)
Increase to Other long-term liabilities (2)	$9,798
Decrease to Retained earnings	$(156)
(1) Represents reclassification of ROU assets for finance leases under IFRS to ROU assets for operating leases under U.S. GAAP.
(2) Represents reclassification of lease liabilities for finance leases under IFRS to lease liabilities for operating leases under U.S. GAAP.
In converting the leases that meet the definition of operating leases, amounts for both interest expense and amortization of ROU assets reported under IFRS are reversed, and the aggregate amount of operating lease expense is reported under U.S. GAAP.
The following table reflects the adjustments to report lease costs of certain of Arq's leases as operating leases under U.S. GAAP:

(in thousands)	Six months ended June 30, 2022	For the year ended December 31, 2021
Condensed Statement of Operations
Increase to Selling, general and administrative	$62	$670
Decrease to Interest expense	$(301)	$(502)
c. Asset retirement obligations
Under IFRS, the calculation of an asset retirement obligation (“ARO”) is based on a risk-free rate, and under U.S. GAAP, it is determined using a credit adjusted rate. Arq calculated its asset retirement obligations using a discount rate that was significantly lower than a credit adjusted rate required under U.S. GAAP. The higher discount rate under U.S. GAAP resulted in significantly lower ARO and ARO asset amounts at inception reported under U.S. GAAP compared to IFRS. In addition, under IFRS, the accretion of an ARO is reported as interest expense and under U.S. GAAP is reported as accretion expense. The reduction of ARO and ARO asset amounts also impacted the reported amounts of accretion expense and depreciation, respectively, for the periods presented below.
The following tables reflect the adjustment to report Arq's AROs and ARO assets under U.S. GAAP:

(in thousands)	As of June 30, 2022
Condensed Balance Sheet
Decrease to property, plant and equipment	$(2,036)
Decrease in Other long-term liabilities	$(2,361)
Increase to Retained Earnings	$325

(in thousands)	Six months ended June 30, 2022	For the year ended December 31, 2021
Condensed Statement of Operations
Increase to Depreciation, amortization, depletion and accretion	$103	$153
Decrease to Interest expense	$(57)	$(154)
d. Impairment
The following tables reflect the adjustments to recognize additional impairment under U.S. GAAP related to the IFRS to U.S. GAAP differences in reported asset and liability amounts for ROU assets under operating leases and AROs and ARO assets, as discussed in Notes 3(b) Leases and 3(c) Asset retirement obligations above:

(in thousands)	As of June 30, 2022
Condensed Balance Sheet
Decrease to property, plant and equipment	$(801)
Decrease to Retained earnings	$(801)

(in thousands)	Six months ended June 30, 2022	For the year ended December 31, 2021
Condensed Statement of Operations
Increase to impairment of long-lived assets	$289	$512
e. Stock-based compensation
Under IFRS, stock-based compensation for graded vesting stock awards containing only service conditions is recognized and measured only as, in substance, multiple awards. Under U.S. GAAP, an accounting election is made to treat graded vesting awards as either a single award (straight-line cost recognition), or, in substance, multiple awards for both recognition and measurement. ADES' policy is to account for all service-based stock awards as a single award and to recognize stock-based compensation expense on a straight-line method over the vesting period. Arq's historical stock awards are graded vesting awards that vest based on service conditions. ADES is adjusting Arq's historical stock-based compensation expense, which is based on an accelerated graded vesting method, to ADES’ straight-line method. The calculation of the fair value of Arq's historical stock awards is the same under both IFRS and U.S. GAAP.
The following tables reflect the adjustment of stock-based compensation expense from Arq's accelerated graded vesting method to ADES' straight-line method:

(in thousands)	As of June 30, 2022
Condensed Balance Sheet
Decrease to Additional paid in capital	$(2,182)
Increase to Retained earnings	$2,182

(in thousands)	Six months ended June 30, 2022	For the year ended December 31, 2021
Condensed Statement of Operations
Increase to Selling, general and administrative	$1,670	$1,583
4. Transaction Accounting Adjustments to the Unaudited Pro Forma Combined Financial Statements
The following transaction accounting adjustments have been made to reflect the Transactions. Further review may identify additional adjustments that could have a material impact on the unaudited pro forma financial statements of the combined company. At this time, ADES is not aware of any additional transaction accounting adjustments that would have a material impact on the unaudited pro forma financial statements that are not reflected or disclosed in the pro forma adjustments.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet
The transaction accounting adjustments included in the unaudited pro forma condensed combined balance sheet as of June 30, 2022 assume that the Transactions had occurred on June 30, 2022 and are as follows:
(f) The following table reflects the adjustments made to Cash:

(in thousands)	Mixed Consideration	All Stock Consideration
Cash paid to ADES stockholders	$(8,577)	$—
Net cash proceeds from PIPE Investment	19,924	19,924
Net cash proceeds from Term Loan	9,532	9,532
Transaction accounting adjustment to Cash	$20,879	$29,456
(g) ADES has performed a preliminary valuation analysis of the fair value of Arq's assets and liabilities based on the purchase consideration of $55.5 million. The table below summarizes the preliminary allocation of the purchase price to the assets acquired and liabilities assumed for purposes of the unaudited pro forma financial information as if the Transactions occurred on June 30, 2022:

(in thousands)	Preliminary Purchase Price Allocation
Cash	$1,297
Receivables, net	1,576
Inventories, net	340
Property, plant and equipment, net	59,418
Other long-term assets, net	23,070
Total Assets	$85,701

Accounts payable and accrued expenses	$9,302
Current portion of long-term debt	—
Other current liabilities	1,212
Long-term debt, net of current portion	8,682
Other long-term liabilities	10,981
Total Liabilities	$30,177

Total Preliminary Purchase Price	$55,524
This preliminary purchase price allocation (the "Allocation") has been used to prepare transaction accounting adjustments in the pro forma balance sheet and statements of operations. The final Allocation could differ materially from the preliminary Allocation used in the pro forma financial statements. The final Allocation may include (1) changes in fair values or asset lives of property, plant and equipment, (2) changes in allocations or asset lives to intangible assets and (3) other changes to assets and liabilities.
As part of its preliminary valuation, the Company identified an intangible asset, developed technology, which is included in Other long-term assets, net in the unaudited pro forma condensed combined balance sheet. The estimated fair value of the identifiable intangible asset was determined using significant estimates and assumptions. As such, actual amounts may differ from these estimates. The estimated fair value and useful live of the intangible asset identified are as follows:

(in thousands)	Estimated Fair Value	Estimated Useful Life in Years
Developed technology	$10,400	20
(h) Reflects transaction costs associated with the Transactions of $9.6 million that have been incurred but not recognized in the historical financial statements or are expected to be incurred prior to the closing of the Transactions.

(i) Represents compensation expense payable of $1.6 million to certain Arq employees comprising of additional deferred salaries of $0.7 million and payment of $0.9 million triggered by change in control provisions in certain employment agreements, assuming such amounts will be paid in cash.
(j) Reflects the principal amount of the Term Loan of $10.0 million, less original issue discount and debt issuance costs of $0.2 million and $0.3 million, respectively, and debt discount associated with the allocation of cash proceeds to the Warrants. ADES estimated the standalone fair values of the Term Loan and the Warrants and allocated the proceeds to each instrument based on its relative fair value. The amount allocated to the Warrants is recorded as a debt discount and is amortized to interest expense over the term of the Term Loan. The standalone fair value of the Term Loan is based on a comparison of borrowings, credit ratings, etc. As the Warrants are exercisable for $0.01 per share, their fair value is deemed to be equal to the fair value of the underlying shares, and accordingly, the fair value of the Warrants is determined as the number of shares issuable from the exercise of the Warrants (based on 1.0% of post-transaction fully diluted share capital) multiplied by the closing price of ADES' common stock on October 21, 2022. The table below summarizes the recording of the Term Loan under both the Mixed Consideration and All Stock Consideration scenarios:

(in thousands)	Mixed Consideration	All Stock Consideration
Long-term portion of Term Loan	$10,000	$10,000
Debt discount (1)	(1,381)	(1,407)
Debt issuance costs	(236)	(236)
	8,383	8,357
Fair value adjustment of Arq's long-term debt	163	163
Transaction accounting adjustment to long-term debt, net of current portion	$8,546	$8,520
(1) Includes original issue discount (“OID”) of $0.2 million and the debt discount associated with the allocation of proceeds to Warrants of $1.2 million and $1.2 million for Mixed Consideration and All Stock Consideration, respectively.
(k) The following table reflects the transaction accounting adjustments made to Common stock:

(in thousands)	Mixed Consideration	All Stock Consideration
Elimination of Called up shared capital	$(15,719)	$(15,719)
Elimination of temporary equity	1	1
Arq Share Acquisition	19	19
Issuance of incremental New ADES shares of common stock to ADES stockholders (1)	2	4
PIPE Investment (2)	4	4
Transaction accounting adjustment to Common stock	$(15,693)	$(15,691)
(1) Represents the issuance of incremental New ADES shares of common stock to ADES stockholders under the Mixed Consideration and All Stock Consideration scenarios based on the conversion of ADES shares of common stock outstanding as of October 21, 2022 to New ADES shares of common stock. The incremental shares of common stock of New ADES under the Mixed Consideration and All-Stock Consideration scenarios were 2,455,570 and 4,269,780, respectively.
(2) Represents the New ADES shares of common stock of 4,282,655 issued under the PIPE Investment at the Initial PIPE Price. Assuming the ADES VWAP Price Per Share is greater or less than 25% of the Initial PIPE Price Per Share (i.e. is greater than approximately $5.83 per share or is less than approximately $3.51 per share), the number of New ADES shares of common stock issued under the PIPE Investment would change. For example, an adjusted Initial PIPE Price Per Share of $5.83 would decrease the number of New ADES shares of common stock issued under the PIPE Investment by 852,124 and an adjusted Initial PIPE Price Per Share of $3.51 would increase the number of New ADES shares of common stock issued under the PIPE Investment by 1,415,350.

(l) The following table reflects the adjustments made to Additional paid in capital:

(in thousands)	Mixed Consideration	All Stock Consideration
Elimination of Share premium	$(483,823)	$(483,823)
Elimination of temporary equity	122,928	122,928
Arq Share Acquisition	55,505	55,505
Issuance of incremental New ADES shares of common stock to ADES stockholders (1)	7,070	12,293
PIPE Investment (2)	19,920	19,920
Warrants (3)	1,147	1,174
Transaction accounting adjustment to Additional paid in capital	$(277,253)	$(272,003)
(1) Represents the issuance of incremental New ADES shares of common stock to ADES stockholders under the Mixed Consideration and All Stock Consideration scenarios based on the conversion of ADES shares of common stock outstanding as of October 21, 2022 to New ADES shares of common stock. The incremental shares of common stock of New ADES under the Mixed Consideration and All-Stock Consideration scenarios were 2,455,570 and 4,269,780, respectively.
(2) Represents the New ADES shares of common stock of 4,282,655 issued under the PIPE Investment at the Initial PIPE Price. Assuming the ADES VWAP Price Per Share is greater or less than 25% of the Initial PIPE Price Per Share (i.e. is greater than approximately $5.83 per share or is less than approximately $3.51 per share), the number of New ADES shares of common stock issued under the PIPE Investment would change. For example, an adjusted Initial PIPE Price Per Share of $5.83 would decrease the number of New ADES shares of common stock issued under the PIPE Investment by 852,124 and an adjusted Initial PIPE Price Per Share of $3.51 would increase the number of New ADES shares of common stock issued under the PIPE Investment by 1,415,350.
(3) Represents the allocation of the Term Loan proceeds to the Warrants as described in Note 4(d) above based on 460,669 shares and 472,397 shares of New ADES common stock issuable under the Warrants based on the Mixed Consideration with Initial PIPE Per Share scenario and the All Stock Consideration with Initial PIPE Per Share scenario, respectively. The number of Warrants to be issued is calculated as 1% of the post-transaction fully diluted share capital. Therefore, the number of Warrants ultimately issued will be dependent on the Mixed vs. All Stock election and the adjusted Initial PIPE Price Per Share. The following table shows the minimum and maximum number of Warrants to be issued:

	Mixed Consideration	All Stock Consideration
PIPE Per Share at $3.51	474,782	486,510
PIPE Per Share at $5.83	452,147	463,876
(m) Reflects the adjustments related to Retained earnings (deficit):

(in thousands)	Mixed Consideration	All Stock Consideration
Elimination of Called up shared capital and Share premium	$460,939	$460,939
Issuance of incremental New ADES shares of common stock to ADES stockholders (1)	(15,648)	(12,297)
Compensation payable to Arq employees under change in control provisions	(1,579)	(1,579)
Transaction costs	(9,550)	(9,550)
Transaction accounting adjustment to Retained earnings (deficit)	$434,161	$437,512
(1) Represents the issuance of incremental New ADES shares of common stock to ADES stockholders under the Mixed Consideration and All Stock Consideration scenarios based on the conversion of ADES shares of common stock outstanding as of October 21, 2022 to New ADES shares of common stock. The incremental shares of common stock of New ADES under the Mixed Consideration and All-Stock Consideration scenarios were 2,455,570 and 4,269,780, respectively.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations
The following transaction accounting adjustments have been made to reflect the Transactions to the unaudited pro forma combined statements of operations for the six months ended June 30, 2022 and for the year ended December 31, 2021 assuming the Transactions had occurred as of January 1, 2021:
(n) Includes transaction costs associated with the Transactions of $9.6 million that have been incurred but not recognized in the historical financial statements or are expected to be incurred prior to the closing of the Transactions. Transaction costs of $2.9 million are included in the historical income statements of ADES and Arq for the six months ended June 30, 2022. Transaction costs are not expected recur in the ADES’s statement of operations beyond 12 months after the effective date of the Transactions.
(o) Represents compensation expense payable of $1.6 million to certain Arq employees comprising of additional deferred salaries of $0.7 million and payment of $0.9 million triggered by change in control provisions in certain employment agreements, assuming such amounts will be paid in cash. This expense will not affect ADES’ income statement beyond 12 months after the effective date of the Transactions.
(p) Represents additional depreciation recorded due to an increase of $6.5 million to the basis in the acquired property, plant and equipment to estimated fair value of $59.4 million. The estimated average useful life was 20 years. The following table summarizes the changes in the estimated depreciation (in thousands):

	Year ended December 31, 2021	Six months ended June 30, 2022
Estimated depreciation	$2,976	$1,488
Historical depreciation (1)	(710)	(2,913)
Transaction accounting adjustment to depreciation and depletion	$2,266	$(1,425)
(1) Property, plant and equipment included a production facility at Corbin, Kentucky, which was put into service at the end of the fourth quarter of 2021.
(q) Represents the amortization of intangible assets with definite lives acquired by the Company based on their estimated fair values (see Note 4(g) above). The following table summarizes the changes in the estimated amortization (in thousands):

	Year ended December 31, 2021	Six months ended June 30, 2022
Estimated amortization	$516	$257
Historical amortization	—	—
Transaction accounting adjustment to amortization	$516	$257
(r) Represents the net increase to interest expense resulting from the interest on the Term Loan and the amortization of related debt discount and debt issuance costs, as well as amortization of debt discount from remeasurement of an assumed term loan of Arq, as follows (in thousands):

	Year ended December 31, 2021	Six months ended June 30, 2022
Interest expense on Term Loan (1)	$1,646	$849
Amortization of Term Loan discount and debt issuance costs (2)	411	205
Amortization of debt discount from remeasurement of assumed term loan of Arq	103	52
Transaction accounting adjustment to interest expense	$2,160	$1,106
(1)The Term Loan bears interest at a per annum rate equal to: (i) Term SOFR plus a margin of 9.0% paid in cash and (ii) 5.0% paid-in-kind ("PIK"), with cash pay interest to be paid on a quarterly basis and PIK interest added to the principal balance of the Term Loan on a quarterly basis. Term SOFR is capped at a rate of 2.0% per annum and floored at a rate of 1.0% per annum. The stated interest rate assumed for purposes of preparing this unaudited pro forma consolidated financial information is 16.0% per annum (Term SOFR of 2.0% plus margin of 9.0% plus PIK interest of 5.0%). A 100 basis point decrease in the Term SOFR would result in a decrease in interest expense of approximately $0.1 million for the year ended December 31, 2021 and approximately $0.1 million for the six months ended June 30, 2022.
(2)See discussion in Note 4 (i)(1) above.
(s) For the six months ended June 30, 2022, New ADES pro forma combined income tax benefit represents a current tax benefit related to foreign research and development tax credits earned by Arq for this period. For the six months ended June 30, 2022, both ADES and Arq recognized pretax losses and do not forecast the ability to utilize the losses. Accordingly, the transaction accounting adjustments for this period have been tax-effected at a zero percent tax rate.
For the year ended December 31, 2021, transaction accounting adjustments have been tax-effected based on the blended federal and state statutory tax rate of ADES for the year ended December 31, 2021. New ADES pro forma combined income tax expense for the year ended December 31, 2021 has been offset by a current tax benefit related to foreign research and development tax credits earned by Arq for this period. Upon consummation of the Merger, ADES and Arq will file separate tax returns for federal income tax purposes and as such the losses incurred in the Arq tax filing group would not be allowed to offset income within the ADES filing group. As a result, for the year ended December 31, 2021, pro forma combined income tax expense exceeds pro forma combined income before income tax expense.
Pro forma earnings (loss) per share
Pro forma net income (loss) per share for the unaudited pro forma Combined Statement of Operations have been recalculated to show the impacts of the Transactions after giving effect to the Transactions, on a diluted and basic outstanding share basis, assuming that the New ADES Shares issued in connection with the Transactions to be issued were outstanding at the beginning of the periods presented. The effect of anti-dilutive potential ordinary shares is ignored in calculating pro forma diluted net income (loss) per share.

	For the year ended December 31, 2021
(in thousands, except for per share data)	Historical ADES	New ADES - All Stock Consideration Scenario	New ADES - Mixed Consideration Scenario
Net income (loss)	$60,401	$(5,047)	$(5,047)
Weighted average number of common shares outstanding - basic (1)	18,258	46,309	44,518
Net income (loss) per share - basic	$3.31	$(0.11)	$(0.11)

Net income (loss)	$60,401	$(5,047)	$(5,047)
Weighted average number of common shares outstanding - diluted	18,461	46,557	44,766
Net income (loss) per share - diluted	$3.27	$(0.11)	$(0.11)

	For the six months ended June 30, 2022
(in thousands, except for per share data)	Historical ADES	New ADES - All Stock Consideration Scenario	New ADES - Mixed Consideration Scenario
Net loss	$(3,359)	$(38,735)	$(38,735)
Weighted average number of common shares outstanding - basic (1)	18,409	46,493	44,685
Net loss per share - basic	$(0.18)	$(0.83)	$(0.87)

Net loss	$(3,359)	$(38,735)	$(38,735)
Weighted average number of common shares outstanding - diluted	18,409	46,493	44,685
Net loss per share - diluted	$(0.18)	$(0.83)	$(0.87)
(1)The weighted-average shares for the six months ended June 30, 2022 and year ended December 31, 2021 includes 472,397 shares under the All Stock Consideration Scenario and 460,669 shares under the Mixed Consideration Scenario issuable upon the exercise of the Warrants at $0.01 per share.

MARKET PRICE AND DIVIDEND INFORMATION
There is currently no public market for New ADES common stock or for Arq shares. ADES and Arq have agreed to use their reasonable best efforts to cause shares of New ADES common stock to be approved for listing on Nasdaq. The proposed symbol for the New ADES common stock is “ADES.” Shares of ADES common stock are listed on Nasdaq under the symbol “ADES.” The following table sets forth the closing market price per share of shares of ADES common stock as reported on Nasdaq. Prices are given:
•as of August 18, 2022 (the last trading day prior to the public announcement of the execution of the Transaction Agreement); and
•as of October 21, 2022 (the last practicable trading date prior to the date of this proxy statement/prospectus)
You are urged to obtain up-to-date market prices for ADES common stock before making your decision with respect to the approval of the Transaction Agreement. The market price per share of ADES common stock could change significantly and may not be indicative of the value of shares of New ADES common stock once they start trading on or after the date of completion of the Transactions.

Date	ADES common stock
August 18, 2022	$6.28
October 21, 2022	$2.88
You are urged to review carefully the other information contained in this proxy statement/prospectus in considering whether to approve the Merger Proposal. Although the consideration formulas are fixed, the market price of ADES common stock will fluctuate between the date of this proxy statement/prospectus and the completion of the Transactions. No assurance can be given concerning the market price of ADES common stock before or on the date of completion of the Transactions, or the market price of New ADES common stock on or after the date of completion of the Transactions. See the section entitled “Where You Can Find More Information” of this proxy statement/prospectus.
Dividends
In June 2017, the ADES Board approved a $0.25 per share of common stock quarterly dividend, which was paid from such approval in 2017 through March 10, 2020. ADES has ceased its dividend program and it is unlikely that ADES will resume declaring quarterly cash dividends under a dividend program. New ADES is a newly formed company and has no history of declaring dividends. However, its ability to declare dividends in the future may be limited by certain restrictions pursuant to the Debt Financing (as such term is defined in this proxy statement/prospectus). See the section entitled “Debt Commitment Letter and Credit Agreement” in this proxy statement/prospectus.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
This proxy statement/prospectus and the documents to which New ADES and ADES refer you in this proxy statement/prospectus, as well as oral statements made or to be made by ADES, Arq or New ADES include certain “forward-looking statements” within the meaning of, and subject to the safe harbor created by, Section 27A of the Securities Act, Section 21E of the Exchange Act and the Private Securities Litigation Reform Act of 1995, which are referred to as the safe harbor provisions with respect to the businesses, strategies and plans of ADES, Arq and New ADES, their expectations relating to the Transactions and their future financial condition and performance. Statements included in this proxy statement/prospectus that are not historical facts are forward-looking statements, including statements about the beliefs and expectations of the management of each of ADES, Arq and New ADES. Words such as “believe,” “continue,” “could,” “expect,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “should,” “may,” “will,” “would” or the negative thereof and similar expressions are intended to identify such forward-looking statements that are intended to be covered by the safe harbor provisions. ADES and New ADES caution investors that any forward-looking statements are subject to known and unknown risks and uncertainties, many of which are outside ADES’ and New ADES’ control, and which may cause actual results and future trends to differ materially from those matters expressed in, or implied or projected by, such forward-looking statements, which speak only as of the date of this proxy statement/prospectus. Investors are cautioned that forward-looking statements are inherently unreliable and investors should not place undue reliance on these forward-looking statements. Among the risks and uncertainties that could cause actual results to differ from those described in forward-looking statements are the following:
•the occurrence of any change, event, series of events or circumstances that could give rise to the termination of the Transaction Agreement, including a termination of the Transaction Agreement under circumstances that could require ADES to pay the termination fee to Arq and/or to reimburse certain expenses incurred by Arq;
•the inability to complete the Transactions due to the failure, or unexpected delays, of ADES stockholders to approve the proposals at the ADES Special Meeting, of Arq stockholders to approve the Scheme of Arrangement at the Scheme Meeting, or the failure to satisfy other conditions to the completion of the Transactions;
•delays in closing, or the failure to close, the Transactions for any reason could negatively impact ADES;
•risks that the Transactions and the other transactions contemplated by the Transaction Agreement disrupt current plans and operations that may harm ADES’ business;
•difficulties or delays in integrating the businesses of ADES and Arq in New ADES following completion of the Transactions or fully realizing the anticipated synergies and other benefits expected from the Transactions;
•certain restrictions during the pendency of the proposed Transactions that may impact the ability of ADES to pursue certain business opportunities or strategic transactions;
•the outcome of any legal proceedings that have been or may be instituted against ADES, Arq and/or others relating to the Transactions;
•risks related to the diversion of the attention and time of ADES’ or Arq’s respective management teams from ongoing business concerns;
•the risk that the proposed Transactions and any announcement relating to the proposed Transactions could have an adverse effect on the ability of ADES or Arq to retain and hire key personnel or maintain relationships with customers, suppliers, vendors, or other third parties, standing with regulators, or on ADES’ or Arq’s respective operating results and businesses generally;
•the amount of any costs, fees, expenses, impairments or charges related to the Transactions;
•events beyond ADES’ control, such as acts of terrorism; and
•other risks and uncertainties indicated in this proxy statement/prospectus, including those set forth in the section entitled “Risk Factors,” beginning on page 42.

For further discussion of these and other risks, contingencies and uncertainties applicable to ADES, Arq and New ADES, see the section entitled “Risk Factors” beginning on page 42.
All subsequent written or oral forward-looking statements attributable to ADES, Arq or New ADES or any person acting on its or their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. ADES, Arq and New ADES are not under any obligation, and ADES, Arq and New ADES each expressly disclaims any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise, except as may be required by law.

RISK FACTORS
Investing in New ADES Shares involves risks, some of which are related to the Transactions. You should carefully consider the risks described below, as well as the other information included in this proxy statement/prospectus. In particular, you should carefully consider the risks associated with each of the businesses of ADES and Arq because these risks will relate to the business of New ADES following the completion of the Transactions. The respective businesses of New ADES, ADES and Arq, as well as their respective financial condition or results of operations, could be materially adversely affected by any of these risks.
For information on where you can find the documents ADES has filed with the SEC, please see the section entitled “Where You Can Find More Information” of this proxy statement/prospectus.
Unless the context otherwise requires, references to “we”, “us” and “our” in this section generally refer to ADES in the present tense and New ADES from and after the Closing of the Transactions.
Risks Relating to the Transactions
Completion of the Transactions is subject to certain conditions, some of which are outside of the parties’ control, and if these conditions are not satisfied or waived, the Transactions will not be completed.
The closing of the Transactions is subject to certain conditions, including (i) ADES stockholder approval of the Merger Proposal and related matters, (ii) Arq shareholder approval of the Scheme of Arrangement and certain related matters, (iii) the expiration or termination of all waiting periods applicable to the Contemplated Transactions under the HSR Act, (v) the effectiveness of the registration statement on Form S-4 for the New ADES Shares, (vi) receipt of Nasdaq listing approval for the New ADES Shares and the shares of New ADES to be issued in the Arq Acquisition, (vii) subject to certain materiality exceptions, the accuracy of each of ADES’ and Arq’s representations and warranties in the Transaction Agreement and performance by each of ADES and Arq of its obligations under the Transaction Agreement and (viii) the sanctioning of the Scheme of Arrangement by the Royal Court of Jersey and the delivery of the order of the Royal Court of Jersey sanctioning the Scheme of Arrangement to the Registrar of Companies in Jersey.
The requirement to satisfy each of the foregoing conditions could delay completion of the Transactions for a significant period of time or prevent them from occurring at all. Any delay in completing the Transactions could cause New ADES not to realize some or all of the benefits that the parties expect New ADES to achieve if the Transactions are successfully completed within the expected timeframe. Additionally, any delay in completing the Transactions could lead to increased costs for ADES and Arq. Further, as a condition to approving the Transactions, governmental authorities may impose conditions, terms, obligations or restrictions on the conduct of the parties’ business after the completion of the Transactions. Notwithstanding the provisions of the Transaction Agreement, if the parties were to become subject to any conditions, terms, obligations or restrictions (whether because such conditions, terms, obligations and restrictions do not rise to the specified level of materiality or because the parties consent to their imposition), it is possible that such conditions, terms, obligations or restrictions will delay completion of the Transactions or otherwise adversely affect the parties’ business, financial condition, or operations. Furthermore, governmental authorities may require that the parties divest assets or businesses as a condition to the closing of the Transactions. If the parties are required to divest assets or businesses, there can be no assurance that ADES and Arq will be able to negotiate such divestitures expeditiously or on favorable terms or that the governmental authorities will approve the terms of such divestitures. There can be no assurance that the conditions to the closing of the Transactions will be satisfied or, where applicable, waived or that the Transactions will be completed.
In addition, if the Transactions shall not have occurred by April 30, 2023 (subject to certain extension rights), either ADES or Arq may choose not to proceed with the Transactions. ADES and Arq may also terminate the Transaction Agreement under certain specified circumstances.

Failure to complete the Transactions could negatively impact the stock price and the future business and financial results of ADES and Arq.
If the Transactions are not completed for any reason, including as a result of ADES stockholders failing to adopt the Transaction Agreement and approve the transactions contemplated thereby, including the ADES Merger and the Arq Share Acquisition or Arq shareholders failing to approve the Scheme of Arrangement, the ongoing businesses of ADES and Arq may be adversely affected and, without realizing any of the benefits of having completed the Transactions, ADES and Arq would be subject to a number of risks, including the following:
•ADES may be required, under certain circumstances, to pay Arq a termination fee of approximately $3 million and/or reimburse Arq for certain fees and expenses in an amount of up to $3 million;
•Arq may be required, under certain circumstances, to reimburse ADES for certain fees and expenses in an amount of up to $3 million;
•ADES and Arq are subject to certain restrictions on the conduct of their businesses prior to completing the Transactions, which may adversely affect their respective abilities to execute certain of their respective business strategies going forward if the Transactions are not completed;
•ADES and Arq have incurred and will continue to incur significant costs and fees associated with the proposed Transactions, such as legal, accounting, financial advisor and printing fees, regardless of whether the Transactions are completed;
•ADES and Arq may experience negative reactions from the financial markets, including negative impacts on their stock prices;
•ADES and Arq may experience negative reactions from their customers, regulators and employees; and
•matters relating to the Transactions (including integration planning) will require substantial commitments of time and resources by ADES’ and Arq’s management, which would otherwise have been devoted to day-to-day operations and other opportunities that may have been beneficial to ADES and Arq as independent companies.
In addition, ADES and Arq could be subject to litigation related to any failure to complete the Transactions or related to any enforcement proceeding commenced against ADES, Arq or New ADES to perform its obligations under the Transaction Agreement. If the Transactions are not completed, these risks may materialize and may adversely affect ADES’ or Arq’s respective businesses, financial conditions, financial results and stock price.
The consideration to be received by ADES stockholders is fixed and will not be adjusted for changes affecting ADES or Arq.
Under the Transaction Agreement, each share of ADES common stock (other than shares directly owned by New ADES or Merger Sub or treasury shares) will be converted into the right to receive 1.11 shares of New ADES common stock and $0.52 in cash or 1.22 shares of New ADES common stock (depending on the consideration election of a stockholder). The consideration under the Transaction Agreement is fixed and will not be adjusted prior to completion of the Transactions, including for changes in the businesses, operations, results and prospects of ADES or Arq. Such changes may affect the value of the New ADES common stock that ADES stockholders will receive upon completion of the Transactions or may affect the market value of ADES common stock prior to completion of the Transactions. Market assessments of the benefits of the Transactions and general and industry-specific market and economic conditions may also have an effect on the market prices of New ADES common stock and ADES common stock. Neither ADES nor Arq is permitted to terminate the Transaction Agreement solely because of changes in the market price of ADES common stock.

The trading of New ADES Shares after completion of the Transactions may cause the market price of New ADES Shares to fall.
Following completion of the Transactions, New ADES Shares are expected to be publicly traded on Nasdaq, enabling former ADES stockholders and former Arq shareholders to sell the New ADES Shares that they receive in the Transactions. Such sales of New ADES Shares may take place promptly following the Transactions and could have the effect of decreasing the market price for New ADES Shares owned by former ADES stockholders and Arq shareholders below the market price of the ADES common stock prior to completion of the Transactions.
The Transactions may be completed even though material adverse changes subsequent to the announcement of the Transactions, such as industry-wide changes or other events, may occur.
In general, either ADES or Arq can, on the terms and conditions set forth in the Transaction Agreement, refuse to complete the Transactions if there is a material adverse effect affecting the other party. However, some types of changes do not permit either ADES or Arq to refuse to complete the Transactions, even if such changes would have a material adverse effect on either of the parties. For example, a worsening of ADES’ or Arq’s financial condition or results of operations due to a decrease in commodity prices or general economic conditions, except to the extent affecting ADES or Arq, as applicable, in a disproportionate manner relative to other businesses operating in the industries in which they operate, or a drop in ADES stock price, would not give the other party the right to refuse to complete the Transactions. If adverse changes occur that affect either party, but the parties are still required to complete the Transactions, the share price of New ADES Shares and the business and financial results of New ADES may suffer.
The Transaction Agreement limits ADES’ ability to pursue alternatives to the Transaction, may discourage other companies from making a favorable alternative transaction proposal and, in specified circumstances, could require ADES to pay Arq a termination fee and/or reimburse Arq for certain of its expenses.
The Transaction Agreement contains certain provisions that restrict ADES’ ability to solicit, initiate, knowingly encourage induce or facilitate any inquiry, proposal or offer with respect to, or making or completion of, any acquisition proposal, or any inquiry, proposal or offer that would reasonably be expected to lead to, an acquisition proposal with respect to ADES, and ADES has agreed to certain terms and conditions relating to its ability to enter into, continue or otherwise participate in any discussions or negotiations regarding or otherwise cooperate in any way with, any acquisition proposal. In addition, Arq generally has an opportunity to offer to modify the terms of the Transaction Agreement in response to any competing acquisition proposals or intervening events before the ADES board may withdraw, modify or qualify its recommendation. The Transaction Agreement further provides that under specified circumstances, including after receipt of certain alternative acquisition proposals, ADES may be required to pay Arq a cash termination fee equal to $3 million and/or reimburse Arq for certain fees and expenses in an amount of up to $3 million. See the sections entitled “The Transaction Agreement—No Solicitation of Alternative Proposals,” “The Transaction Agreement—Termination” and “The Transaction Agreement—Expenses and Termination Fees” of this proxy statement/prospectus.
These provisions could discourage a potential third-party acquirer or other strategic transaction partner that might have an interest in acquiring all or a significant portion of ADES from considering or pursuing an alternative transaction with ADES or proposing such a transaction, even if it were prepared to pay consideration with a higher per share value than the total value proposed to be paid or received in the mergers. These provisions might also result in a potential third-party acquirer or other strategic transaction partner proposing to pay a lower price than it might otherwise have proposed to pay because of the added expense of the termination fee that may become payable in certain circumstances.

ADES and Arq will incur significant transaction and merger-related costs in connection with the Transactions.
ADES and Arq have incurred and expect to incur a number of non-recurring direct and indirect costs associated with the Transactions. These costs and expenses include fees paid to financial, legal and accounting advisors, severance and other potential employment-related costs, including payments that may be made to certain ADES executives, filing fees, printing expenses and other related charges. Some of these costs are payable by ADES and Arq regardless of whether the Transactions are completed. There are also processes, policies, procedures, operations, technologies and systems that must be integrated in connection with the Transactions and the integration of the two companies’ businesses. While both ADES and Arq have assumed that a certain level of expenses would be incurred in connection with the Transactions and the other transactions contemplated by the Transaction Agreement and continue to assess the magnitude of these costs, there are many factors beyond their control that could affect the total amount or the timing of the integration and implementation expenses.
There may also be additional unanticipated significant costs in connection with the Transactions that ADES and Arq may not recoup. These costs and expenses could reduce the realization of efficiencies and strategic benefits ADES and Arq expect New ADES to achieve from the Transactions. Although ADES and Arq expect that these benefits will offset the transaction expenses and implementation costs over time, this net benefit may not be achieved in the near term or at all.
In connection with the Transactions, ADES, Arq and/or New ADES may be required to take write-downs or write-offs, restructuring and impairment or other charges that could negatively affect the business, assets, liabilities, prospects, outlook, financial condition and results of operations of ADES, Arq and/or New ADES.
Although ADES has conducted extensive due diligence in connection with the Transactions and related transactions, it cannot assure you that this diligence revealed all material issues that may be present, that it would be possible to uncover all material issues through a customary amount of due diligence or that factors outside of ADES’ and Arq’s control will not later arise. Even if ADES’ due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with ADES’ preliminary risk analysis. Further, as a result of the Transactions, purchase accounting and the proposed operation of New ADES going forward, ADES, Arq and/or New ADES may be required to take write-offs or write-downs, restructuring and impairment or other charges. As a result, ADES, Arq and/or New ADES may be forced to write-down or write-off assets, restructure its operations or incur impairment or other charges that could negatively affect the business, assets, liabilities, prospects, outlook, financial condition and results of operations of ADES, Arq and/or New ADES.
After the Transactions, ADES stockholders will have a reduced ownership and voting interest in New ADES than they currently have in ADES, and will exercise less influence over New ADES’ management.
Immediately following consummation of the Transactions and assuming the election by all ADES stockholders of the All-Stock ADES Consideration (and assuming the New ADES Shares are purchased in the PIPE Investment at $2.88 per share, which is the ADES closing stock price on October 21, 2022), it is expected that former ADES stockholders will own approximately 46.1% of New ADES, on a fully diluted basis, based on the respective capitalizations of ADES and Arq as of the date the parties entered into the Transaction Agreement and the consummation of the PIPE Investment. In particular, following consummation of the Transactions, those stockholders who participated in the PIPE Investment may hold more than 10% of the outstanding shares of New ADES common stock. The beneficial ownership of such stockholders will depend on the purchase price of the shares pursuant to the Subscription Agreements. In the event that the ADES VWAP is less than approximately $3.51 per share, the shares of New ADES common stock issued in the PIPE will exceed 10% of the outstanding shares of New ADES common stock. These shares of New ADES common stock issued in the PIPE Investment may consequently dilute the ownership of ADES stockholders in New ADES even further than anticipated. In addition, Arq has deferred compensation and change in control related payments payable to certain of its employees, and it is expected that New ADES will permit such employees to purchase an aggregate value of shares of New ADES equal to $1.6 million, at a price per share equal to the subscription price under the Subscription Agreements for the PIPE Investment. These shares of New ADES common stock issued to Arq employees would consequently dilute the ownership of ADES stockholders in New ADES even further. As a result of the anticipated ownership by former ADES stockholders and the potential further dilution from the shares of New ADES common stock issued in the PIPE Investment and to Arq employees, former ADES stockholders will have a reduced ownership of New ADES than they currently have of ADES and will exercise less influence over the management and policies of New ADES than they currently have over the management and policies of ADES.
Certain current Arq shareholders and participants in the PIPE Investment will hold a substantial portion of the voting power of New ADES common stock.
Certain current Arq shareholders and participants in the PIPE Investment will hold a significant percentage of the outstanding shares New ADES common stock upon the closing of the Transactions. Accordingly, such persons, acting individually or together, could have the ability to exert a substantial influence on actions requiring a stockholder vote. For example, shareholders who previously were and currently are affiliates of York Capital Management Global Advisors, LLC will collectively hold approximately 18%, of the outstanding shares of New ADES common stock, and Julian McIntyre, the current chief executive officer and a director of Arq, will hold approximately 13% of the outstanding shares of New ADES common stock. See the section entitled “Beneficial Ownership of Securities” for additional information regarding the ownership of New ADES following consummation of the Transactions. The influence of these significant stockholders may be used in a manner that other stockholders may not support. Any such concentration of ownership may have the effect of delaying certain corporate actions, and may consequently impact the ability of other stockholders to influence the management and policies of New ADES.
ADES and Arq may have difficulty attracting, motivating and retaining executives and other key employees due to uncertainty associated with the Transactions.
New ADES’ success after completion of the Transactions will depend in part upon the ability of New ADES to retain key employees of ADES and Arq. Competition for qualified personnel can be intense. Current and prospective employees of ADES or Arq may experience uncertainty about the effect of the Transactions, which may impair ADES’ or Arq’s ability to attract, retain and motivate key management, sales, marketing, manufacturing, technical and other personnel prior to and following the Transactions. Employee retention may be particularly challenging during the pendency of the Transactions, as employees of ADES and Arq may experience uncertainty about their future roles with New ADES.
In addition, pursuant to change in control and/or severance provisions in Arq’s severance schemes and executive employment agreements, as well as severance provisions in ADES’ executive employment agreements, certain key employees of ADES and Arq are entitled to receive severance payments upon certain qualifying terminations of their employment. Certain key ADES and Arq employees potentially could terminate their employment following specified circumstances set forth in the applicable executive severance scheme or employment agreement, including certain changes in such key employees’ title, status, authority, duties, responsibilities or compensation, and be entitled to receive severance. Such circumstances could occur in connection with the Transactions as a result of changes in roles and responsibilities.
While ADES and Arq may employ the use of certain retention programs, there can be no guarantee that they will prove to be successful. If key employees of ADES or Arq depart, the integration of the companies may be more difficult and New ADES’ business following the Transactions may be harmed. Furthermore, New ADES may be required to incur significant costs in identifying, hiring, training and retaining replacements for departing employees and may lose significant expertise and talent relating to the businesses of ADES or Arq, which may adversely affect New ADES’ ability to realize the anticipated benefits of the Transactions. Accordingly, no assurance can be given that New ADES will be able to attract or retain key employees of ADES and Arq to the same extent that those companies have been able to attract or retain their own employees in the past.
ADES’ and Arq’s business relationships may be subject to disruption due to uncertainty associated with the Transactions.
Companies with which ADES or Arq do business may experience uncertainty associated with the Transactions, including with respect to current or future business relationships with ADES, Arq or New ADES. ADES’ and Arq’s business relationships may be subject to disruption as customers, distributors, suppliers, vendors and others may attempt to negotiate changes in existing business relationships or consider entering into business relationships with parties other than ADES, Arq or New ADES. These disruptions could have an adverse effect on the businesses, financial condition, results of operations or prospects of New ADES, including an adverse effect on New ADES’ ability to realize the anticipated benefits of the Transactions. The risk and adverse effect of such disruptions could be exacerbated by a delay in completion of the Transactions.

The COVID-19 pandemic may adversely affect ADES’ or Arq’s ability to timely consummate the Transactions.
COVID-19 and the various precautionary measures attempting to limit its spread taken by many governmental authorities worldwide have had a severe effect on global markets and the global economy. The extent to which the COVID-19 pandemic impacts ADES’ and Arq’s respective business operations will depend on future developments, which are highly uncertain and cannot be predicted, including, but not limited to, new information that may emerge concerning the severity of COVID-19, the nature and extent of governmental actions taken to contain COVID-19 or treat its impact, the availability of effective treatments and vaccines, the ultimate duration of the pandemic and how quickly and to what extent normal economic and operating conditions can resume. COVID-19 and official actions in response to it have made it more challenging for ADES, Arq and relevant third parties to adequately staff their respective businesses and operations, and may cause delay in the companies’ ability to obtain the relevant approvals for the consummation of the Transactions. The spread of COVID-19 has caused ADES and Arq to modify their business practices (including employee travel, employee work locations and physical participation in meetings, events and conferences), and each of ADES and Arq may take further actions as may be required by government authorities or that ADES or Arq determines are in the best interests of their employees, customers, partners, and suppliers. Such measures may not mitigate fully the risks posed by the virus, impairing ADES or Arq’s ability to perform critical functions.
Market and economic conditions may negatively impact New ADES’ business, financial condition and share price.
Concerns over inflation, energy costs, geopolitical issues (such as the conflict in Ukraine and sanctions against Russia), unstable global credit markets and financial conditions, interest rates and volatile oil prices have led to significant economic instability, diminished liquidity and credit availability, declines in consumer confidence and discretionary spending, diminished expectations for the global economy and expectations of slower global economic growth going forward, increased unemployment rates, and increased credit defaults. Such concerns and occurrences may lead to logistics delays or shortages in producing and shipping certain of raw materials, increases in energy prices that could increase costs of certain raw materials, increases in transportation costs from overall higher gasoline prices and cyber-attacks targeted at the U.S. power infrastructure. All of these could significantly impact demand for New ADES products. Further, New ADES’ general business strategy may be adversely affected by any such economic downturns, volatile business environments and continued unstable or unpredictable economic and market conditions. These general economic conditions, if continued, could have a material adverse effect on New ADES’ growth strategy, financial performance, and share price and could require New ADES to delay or abandon development plans in the future.
The opinion of ADES’ financial advisor will not reflect changes in circumstances between the signing of the Transaction Agreement and the completion of the Transactions.
The ADES Board received an opinion from its financial advisor in connection with its determination to approve the Transaction Agreement and the Transactions as contemplated thereby, including the ADES Merger. However, ADES does not expect to receive an updated opinion from its financial advisor prior to completion of the Transactions, and thus, the opinion does not speak as of the time of the ADES Special Meeting or completion of the Transactions or as of any date other than the date of such opinion. Changes in the operations and prospects of ADES, general market and economic conditions and other factors that may be beyond the control of ADES and on which the financial advisor’s opinion were based may significantly affect the relative value of ADES and the price of ADES common stock by the time the Transactions are completed. For a description of the opinion that ADES received from its financial advisor, see the sections entitled “The Transactions—Opinion of Ducera as Financial Advisor to ADES” of this proxy statement/prospectus.
ADES’ executive officers and directors have interests in the Transactions that may be different from the interests of ADES stockholders generally.
When considering the recommendation of the ADES Board that ADES stockholders approve the Merger Proposal and the New ADES Charter Proposal, ADES stockholders should be aware that directors and executive officers of ADES have certain interests in the Transactions that may be different from or in addition to the interests of ADES stockholders generally. These interests include, but are not limited to, the treatment of ADES equity-based awards in the ADES Merger, severance protection provided for in compensation arrangements of certain executives, and potential changes to their roles and responsibilities with New ADES following the completion of the Transactions. The ADES Board was aware of these interests and considered them, among other things, in evaluating and negotiating the Transaction Agreement and the Transactions and in recommending that the ADES stockholders approve the Merger Proposal and the New ADES Charter Proposal.
See the sections entitled “The Transactions—Background of the Transactions,” “Interests of ADES’ Directors and Executive Officers in the Transactions” and “The Transaction Agreement—Director and Officer Indemnification, Exculpation and Insurance” of this proxy statement/prospectus.
Completion of the Transactions may trigger change-in-control or other provisions in certain agreements to which ADES or Arq is a party.
The completion of the Transactions may trigger change-in-control or other provisions in certain agreements to which ADES or Arq is a party. If ADES or Arq, as applicable, is unable to negotiate waivers of those provisions, the respective counterparties may exercise their rights and remedies under the applicable agreements, including in some instances potentially terminating the agreements or seeking monetary damages. Even if ADES or Arq, as applicable, is able to negotiate waivers, the respective counterparties may require a fee for such waivers or seek to renegotiate the agreements on terms less favorable to the combined business.
If the ADES Merger does not qualify as part of an exchange described under Section 351 of the Code, U.S. stockholders of ADES may be required to pay substantial U.S. federal income taxes.
For U.S. federal income tax purposes, ADES Merger, taken together with the Arq Share Acquisition and PIPE Investment, is intended to qualify as an exchange described under Section 351 of the Code and the payment of cash pursuant to the Transactions is intended to be treated as a payment described in Section 351(b) of the Code (the “Intended Tax Treatment”). All parties intend to report the Transactions consistent with the Intended Tax Treatment. However, neither ADES nor Arq intends to obtain a ruling from the IRS with respect to the tax consequences of the Transactions. If the IRS or a court determines that the ADES Merger does not qualify as part of an exchange under Section 351 of the Code, a U.S. stockholder of ADES would generally recognize taxable gain or loss upon the exchange of shares of ADES common stock for New ADES Shares pursuant to the Transactions. See the section entitled “U.S. Federal Income Tax Considerations.”
Risks Relating to New ADES Following Completion of the Transactions
In addition to the risks described below, you should carefully consider the risks discussed under “—Risks Relating to ADES’ Business” and “–Risks Relating to Arq’s Business,” as these risks will be applicable to the business of New ADES following the completion of the Transactions.
The failure to integrate successfully the businesses of ADES and Arq in the expected timeframe would adversely affect New ADES’ future business and financial performance following the Transactions.
The combination of two independent companies is a complex, costly and time-consuming process. As a result, the combined company will be required to devote significant management attention and resources to integrate the business practices and operations of ADES and Arq. The integration process may disrupt the business of either or both of the companies and, if implemented ineffectively, could preclude realization of the full benefits expected by ADES and Arq from the Transactions. The failure of New ADES to meet the challenges involved in successfully integrating the operations of ADES and Arq or otherwise to realize the anticipated benefits of the Transactions could cause an interruption of the activities of New ADES and could seriously harm its results of operations. In addition, the overall integration of the two companies may result in material unanticipated problems, expenses, liabilities, competitive responses, loss of customer relationships and diversion of management’s attention, and may cause New ADES’ stock price to decline. The difficulties of combining the operations of ADES and Arq include, among others:
•managing a larger company;
•coordinating geographically separate organizations;
•the potential diversion of management’s focus and resources from other strategic opportunities and from operational matters;

•performance shortfalls at one or both of the companies as a result of the diversion of management’s attention caused by completing the Transactions and integrating the companies’ operations;
•aligning and executing the strategy of New ADES;
•retaining existing customers and attracting new customers;
•maintaining employee morale and retaining key management and other employees;
•the disruption of, or the loss of momentum in, each company’s ongoing business or inconsistencies in standards, controls, systems, procedures and policies;
•integrating two unique business cultures, which may prove to be incompatible;
•the possibility of faulty assumptions underlying expectations regarding the integration process;
•consolidating corporate and administrative infrastructures and eliminating duplicative operations;
•coordinating sales, distribution and marketing efforts;
•maintaining R&D technology momentum and lead customer technical collaboration progress;
•significant changes to current market conditions that may adversely affect the business plan;
•integrating IT, communications and other systems;
•changes in applicable laws and regulations;
•managing tax costs or inefficiencies associated with integrating the operations of ADES and Arq;
•unforeseen expenses or delays associated with the Transactions; and
•taking actions that may be required in connection with obtaining regulatory approvals.
Many of these factors will be outside of New ADES’ control and any one of them could result in increased costs, decreased revenues and diversion of management’s time and energy, which could materially impact the combined company’s business, financial condition and results of operations. In addition, even if the operations of ADES and Arq are integrated successfully, New ADES may not realize the full benefits of the Transactions, including the synergies, cost savings or growth opportunities that ADES and Arq expect. These benefits may not be achieved within the anticipated timeframe, or at all. As a result, ADES and Arq cannot assure their respective shareholders and stockholders that the combination of ADES and Arq will result in the realization of the full benefits anticipated from the Transactions.
Specifically, the realization of the full benefits from the Transaction is dependent on the ability of New ADES to construct new facilities to integrate Arq’s Powder (as described in this proxy statement/prospectus) on the projected timeline and within the projected budget. If these anticipated capital expenditures are delayed, whether as a result of unanticipated challenges in construction or economic conditions, the cost of such activities may increase and the timing of projected revenues may be impacted. Further, the costs of such construction activities may significantly exceed the costs included in the projections reviewed by ADES and Arq in connection with the Transactions. Any such delays or increased costs could have a material adverse effect on the business and overall success of New ADES.
The synergies attributable to the Transactions may vary from expectations.
New ADES may fail to realize the anticipated benefits and synergies expected from the Transactions, which could adversely affect its business, financial condition and operating results. The success of the Transactions will depend, in significant part, on New ADES’ ability to successfully integrate the businesses of ADES and Arq and realize the anticipated strategic benefits and synergies from the Transactions. ADES and Arq believe that the combination of the two businesses will complement each party’s strategy by allowing both parties to enter into more diversified markets with their products. However, achieving these goals requires, among other things, realization of the targeted cost synergies expected from the Transactions. The anticipated benefits of the Transactions and actual operating, technological, strategic and revenue opportunities may not be realized fully or at all, or may take longer to realize than expected. If New ADES is not able to achieve these objectives and realize the anticipated benefits and synergies expected from the Transactions within the anticipated timeframe or at all, New ADES’ business, financial condition and operating results may be adversely affected.
The future results of New ADES will suffer if New ADES does not effectively manage its expanded operations following the Transactions.
Following the Transactions, the size of the business of New ADES will increase beyond the current size of either ADES’ or Arq’s business. New ADES’ future results depend, in part, upon its ability to manage this expanded business, which will pose substantial challenges for management, including challenges related to the management and monitoring of new operations and associated increased costs and complexity. There can be no assurance that New ADES will be successful or that it will realize the expected operating efficiencies, cost savings, revenue enhancements and other benefits currently anticipated from the Transactions.
New ADES may experience difficulties that delay or prevent New ADES’ development, introduction or marketing of new products that use Arq’s technology.
ADES’ primary products are comprised of AC, and include powdered activated carbon (“PAC”) and granular activated carbon (“GAC”). Arq’s technology that will be utilized by New ADES following consummation of the Transactions provides significant growth opportunities for New ADES in the GAC markets. Part of New ADES’ business strategy involves using Arq’s technology in the GAC markets to provide an enhanced product portfolio and therefore generate positive returns. However, realization of such returns will require significant investment by New ADES for the modification and expansion of existing plants in order to successfully integrate Arq’s technology. New ADES’ success in the GAC markets and overall depends in part on New ADES’ ability to effectively integrate Arq’s technology. Integration of this technology may be complex and uncertain, and New ADES may experience development, regulatory, marketing and other difficulties that could delay or prevent New ADES’ introduction of enhanced products manufactured through Arq’s technology. Additionally, there is no guarantee that any of New ADES’ GAC products using this new technology will prove successful and effective, or that New ADES will be able to successfully compete in the GAC markets. If New ADES’ results with the GAC products are less than anticipated, the return on its investment in the product development, particularly in the modification and expansion of existing plants, may not be as attractive as it anticipates. The value of the technology could be impacted, and New ADES’ financial results could be harmed.
Business issues currently faced by ADES or Arq may be imputed to the operations of the other.
To the extent either ADES or Arq currently has, or is perceived by customers to have, operational challenges, such as service performance, safety issues or workforce issues, those challenges may raise concerns by existing customers of the other company following the Transactions, which may limit or impede New ADES’ future ability to obtain additional business from those customers.
The closing of the debt financing commitments obtained by ADES is subject to numerous conditions and may not be completed, which may jeopardize consummation of the Transactions.
In connection with the Transactions, ADES has obtained commitments for debt financing consisting of a $10.0 million secured term loan facility, referred to as the Debt Financing in this proxy statement/prospectus. There can be no assurance that ADES and New ADES will be able to enter into the Debt Financing. ADES’ obligation to consummate the Transactions is conditioned on the consummation of such financing. The consummation of the Debt Financing is subject to certain conditions, including (i) the continued negotiation and execution and delivery of a new term loan and security agreement and all related documents and legal opinions; (ii) delivery of officer’s certificates (including solvency and closing certificates), financial information and organizational documents; (iii) the consummation of the PIPE Investment and the other Transactions; (iv) in the event that the closing of the Debt Financing occurs on or prior to December 31, 2022, that immediately prior to giving effect to the consummation of the Transactions, at Closing, ADES and its consolidated subsidiaries will have at least $70.0 million in cash and cash equivalents, and, in the event that the closing of the Debt Financing occurs after December 31, 2022, that immediately prior to giving effect to the consummation of the Transactions, at Closing, ADES and its consolidated subsidiaries will have at least $68.0 million in cash and cash equivalents; (v) immediately prior to the consummation of the Transactions, ADES and its consolidated subsidiaries will have receivables and inventory with an aggregate value of at least $16.0 million, as calculated in accordance with GAAP; (vi) the absence of an Arq Material Adverse Effect since August 19, 2022; and (vii) certain other customary conditions. ADES’ cash balance is anticipated to decrease over time and any delay in Closing may result in an inability to meet the minimum cash condition under the Debt Financing.
If any of the above conditions are not met (or waived by the lenders under the new term loan and security agreement), ADES and New ADES may not be able to obtain the Debt Financing, which is intended to be utilized to fund all or a portion of the ADES Merger Consideration, and, in turn, the failure to obtain such financing may jeopardize the success and consummation of the Transactions. An inability to meet the conditions described above may lead to significant delays in completing the Transactions or may result in the overall failure of the Transactions.
The Debt Financing may contain covenants that restrict New ADES’ business and financing activities.
New ADES expects that the Debt Financing will include certain covenants that will restrict its ability to, among other things:
•dispose of or sell New ADES’ assets;
•incur additional indebtedness;
•create liens on New ADES’ assets;
•undertake future acquisitions or mergers;
•make investments;
•pay dividends; and
•pre-pay other indebtedness.
These covenants, and any future financing agreements that New ADES may enter into, may restrict its ability to finance its operations and engage in, expand or otherwise pursue New ADES’ business activities and strategies. If New ADES fails to comply with certain of these covenants, there can be no guarantee that New ADES will be allowed to amend the term loan and security agreement for the Debt Financing to remediate any defaults resulting from such non-compliance. New ADES’ ability to comply with these covenants may be affected by events beyond its control. If not waived, New ADES’ failure to comply with such covenants could result in a default under the term loan and security agreement for the Debt Financing, allowing the administrative agent or the requisite lenders to cause all the outstanding indebtedness thereunder to become immediately due and payable.
Moreover, New ADES may not have or may be unable to generate sufficient cash available to repay its debt obligations, including in respect of the outstanding obligations under the term loan and security agreement for the Debt Financing, when they become due and payable, either upon maturity or in the event of a default, which would have an immediate adverse effect on New ADES’ business and operating results. This could potentially cause New ADES to cease operations and result in a significant impact to stockholders’ investments in New ADES common stock.
No trading market currently exists for New ADES Shares.
Prior to the Transactions, no trading market exists for New ADES Shares. Upon the closing of the Transactions, the New ADES Shares are expected to be listed for trading on Nasdaq. However, there can be no assurance that an active trading market for New ADES Shares will develop after the closing of the Transactions, or if it develops, that such market will be sustained. In the absence of an active trading market for the New ADES Shares, investors may not be able to sell their New ADES Shares at the time that they would like to sell.
The market price of New ADES Shares may be volatile.
The market price of New ADES Shares may be volatile. Broad general economic, political, market and industry factors may adversely affect the market price of New ADES Shares, regardless of New ADES’ actual operating performance and the success of the integration of ADES and Arq. Factors that could cause fluctuations in the price of New ADES Shares include:
•actual or anticipated variations in quarterly operating results and the results of competitors;
•changes in financial projections by New ADES, if any, or by any securities analysts that may cover New ADES Shares;

•conditions or trends in the industry, including regulatory changes or changes in the securities marketplace;
•changes in the market supply and demand for New ADES products due to an increase in production capacity or supply capabilities through the installation of new facilities;
•announcements by New ADES or its competitors of significant acquisitions, strategic partnerships or divestitures;
•announcements of investigations or regulatory scrutiny of New ADES’ operations or lawsuits filed against it;
•additions or departures of key personnel; and
•issuances or sales of New ADES Shares, including sales of shares by New ADES’ directors and officers or its key investors.
Future sales of New ADES Shares by New ADES or its stockholders in the public market, or the perception that such sales may occur, could reduce the price of New ADES Shares, and any additional capital raised by New ADES through the sale of equity or convertible securities may dilute ownership in New ADES.
The sale of New ADES Shares in the public market, or the perception that such sales could occur, could harm the prevailing market price of New ADES Shares. These sales, or the possibility that these sales may occur, also might make it more difficult for New ADES to sell equity securities in the future at a time and at a price that New ADES deems appropriate.
After the completion of the Transactions and assuming the election by all ADES stockholders of the All-Stock ADES Consideration, New ADES is expected to have approximately 50,591,930 outstanding common shares. Following the completion of the Transactions and assuming the election by all ADES stockholders of the All-Stock ADES Consideration (and assuming the New ADES Shares are purchased in the PIPE Investment at $2.88 per share, which is the ADES closing stock price on October 21, 2022), it is expected that former ADES stockholders will own approximately 46.1% of New ADES and former Arq shareholders will own approximately 39.2% of New ADES with respect to the shares received in the Arq Acquisition, and participants in the PIPE Investment will own approximately 13.7% of New ADES with respect to shares acquired in the PIPE Investment, on a fully diluted basis, based on the respective capitalizations of ADES and Arq as of the date the parties entered into the Transaction Agreement and assuming the New ADES shares issued in the PIPE Investment are issued at a price of $2.88 per share.
All New ADES Shares that will be issued in connection with the Transactions are expected to be freely tradable without restriction or further registration under the Securities Act, except for (i) any New ADES Shares held by New ADES’ affiliates, as that term is defined under Rule 144 of the Securities Act (“Rule 144”), including certain of New ADES’ directors, executive officers and other affiliates, and (ii) New ADES Shares purchased in the PIPE Investment, which shares, in each case, may be sold in the public market only if they are registered under the Securities Act or are sold pursuant to an exemption from registration such as Rule 144. Participants in the PIPE Investment, and certain of their respective permitted transferees, will have certain registration rights, including shelf registration rights and, for certain holders, “piggyback rights”, with respect to the New ADES Shares they acquire in the Transactions. Following the completion of the Transactions, New ADES Shares covered by registration rights are expected to represent approximately 47.4% of New ADES’ outstanding New ADES Shares (assuming the election by all ADES stockholders of the All-Stock ADES Consideration). Registration of any of these outstanding New ADES Shares would result in such shares becoming freely tradable without compliance with Rule 144 upon effectiveness of the registration statement. As restrictions on resale end or if these stockholders exercise their registration rights, the market price of New ADES Shares could drop significantly if the holders of these New ADES Shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for New ADES to raise additional funds through future offerings of New ADES Shares or other securities.
In the future, New ADES may also issue its securities in connection with investments or acquisitions, or otherwise. New ADES cannot predict the size of future issuances of New ADES Shares or securities convertible into New ADES Shares or the effect, if any, that future issuances and sales of New ADES Shares will have on the market price of New ADES Shares. Sales of substantial amounts of New ADES Shares (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of New ADES Shares.

If securities or industry analysts do not publish research or reports about New ADES, the trading price of New ADES Shares could decline.
The trading market for New ADES Shares will be influenced by any research and reports that industry or securities analysts publish about New ADES or its business. If one or more of these analysts cease coverage of New ADES or fail to publish reports on New ADES regularly, New ADES could lose visibility in the financial markets, which in turn could cause New ADES’ stock price or trading volume to decline. Moreover, if one or more of the analysts who cover New ADES downgrade the New ADES Shares or if New ADES’ operating results do not meet their expectations, the trading price of New ADES Shares could decline.
The New ADES Charter will designate the Court of Chancery of the State of Delaware (the “Court of Chancery”) as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by New ADES’ stockholders, which could limit New ADES’ stockholders’ ability to obtain a favorable judicial forum for disputes with New ADES or its directors, officers, employees or agents.
The New ADES Charter after the Transactions will provide that, unless New ADES consents in writing to the selection of an alternative forum, (i) the Court of Chancery (or, if the Court of Chancery does not have jurisdiction, the Superior Court of the State of Delaware, or, if the Superior Court of the State of Delaware also does not have jurisdiction, the United States District Court for the District of Delaware) will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of New ADES; (b) any action asserting a claim that is based upon a breach of a fiduciary duty owed by, or other wrongdoing by, any current or former director, officer, stockholder, employee or agent of New ADES to New ADES or New ADES’ stockholders; (c) any action asserting a claim arising pursuant to any provision of the DGCL, the New ADES Charter or the New ADES Bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery; (d) any action to interpret, apply, enforce or determine the validity of the New ADES Charter or the New ADES Bylaws; (e) any action asserting a claim governed by the internal affairs doctrine; or (f) any action asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL, as amended from time to time (other than any cause of action arising under the Exchange Act). Any person or entity purchasing or otherwise acquiring any interest in shares of New ADES’ capital stock will be deemed to have notice of, and to have consented to, the provisions of the New ADES Charter described in the preceding sentence. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with New ADES or its directors, officers, employees or agents, which may discourage such lawsuits against New ADES and such persons. Alternatively, if a court were to find these provisions of the New ADES Charter inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, New ADES may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect New ADES’ business, financial condition or results of operations.
If New ADES fails to develop or maintain an effective system of internal controls, it may not be able to accurately report its financial results or prevent fraud. As a result, stockholders could lose confidence in New ADES’ financial reporting, which would harm its business and the trading price of New ADES Shares.
Effective internal controls are necessary for New ADES to provide reliable financial reports, prevent fraud and operate successfully as a public company. If New ADES cannot provide reliable financial reports or prevent fraud, its reputation and operating results would be harmed. New ADES cannot be certain that its efforts to develop and maintain an effective system of internal controls will be successful, that it will be able to maintain adequate controls over its financial processes and reporting in the future, or that it will be able to comply with its obligations under Section 404 of the Sarbanes-Oxley Act of 2002. Any failure to develop or maintain effective internal controls, or difficulties encountered in implementing or improving internal controls, could harm New ADES’ operating results or cause New ADES to fail to meet its reporting obligations. Ineffective internal controls could additionally lead to increased costs to remediate any failures, and could cause investors to lose confidence in New ADES’ reported financial information, which would likely have a negative effect on the trading price of the New ADES Shares.

New ADES’ IT systems may be vulnerable to hacker intrusion, malicious viruses and other cybercrime attacks, which may harm its business and expose it to liability.
New ADES’ operations will depend to a great extent on the reliability and security of its IT systems, software and network, which are subject to damage and interruption caused by human error, problems relating to telecommunications networks, software failure, natural disasters, sabotage, viruses and similar events. Any interruption in New ADES’ IT systems could have a negative effect on the quality of products and services offered and, as a result, on customer demand and volume of sales. Additionally, any damage or interruption could give rise to additional costs related to required remediation efforts, liabilities associated with such damage, or potential ransoms involved with cyber-crime activities. These increased costs could have an adverse impact on New ADES’ business and results of operations.
New ADES’ business is subject to the risk of earthquakes, fire, hurricanes, power outages, floods and other catastrophic events, and to interruption by manmade problems such as terrorism.
New ADES’ business is vulnerable to damage or interruption from earthquakes, fires, hurricanes, floods, power losses, telecommunications failures, terrorist attacks, acts of war, human errors, break-ins and similar events. The third-party systems and operations New ADES relies on are subject to similar risks. For example, a significant natural disaster, such as an earthquake, fire, flood, or hurricane, could have an adverse effect on the facilities used by New ADES and New ADES’ business, results of operations and financial condition. New ADES’ insurance coverage may be insufficient to compensate it for losses that may occur. New ADES may not have sufficient protection or recovery plans in some circumstances, such as natural disasters affecting facilities. These disruptions could negatively impact New ADES’ ability to run its business and either directly or indirectly disrupt other third parties’ businesses with whom we engage, which could have an adverse effect on New ADES’ business, results of operations and financial condition. For additional information regarding the impact of natural disasters on the ADES business, see “Risk Factors—Risks Relating to ADES’ Business.”
Risks Relating to ADES’ Business
Unless the context otherwise requires, references in this “Risks Relating to ADES’ Business” to “we,” “our,” “us”and “the Company” refer to the business and operations of ADES and its consolidated subsidiaries prior to the Transactions.
Risks Related to Our Business
As of 2022, we are solely dependent on earnings from our APT segment to fund our operations. We will need to grow the earnings from our APT segment substantially to make up for the loss of earnings from our investments in Tinuum Group and Tinuum Services.
The Section 45 tax credit period expired on December 31, 2021. As a result, both Tinuum Group and Tinuum Services have substantially ceased operations and we received limited, final distributions from each during the first half of 2022. Substantially all of our earnings and cash flows in 2021 and 2020 were comprised of equity method earnings from Tinuum Group and M-45 Royalties generated from certain of Tinuum Group’s invested RC facilities. For the year ended December 31, 2021, our RC segment generated segment operating income of $82.6 million.
From an earnings standpoint, our APT segment must grow substantially, either organically or through acquisition, in order to replace earnings from our RC segment. There can be no assurance that we will be able to increase our APT segment earnings during 2022 or beyond to cover our current operating expenses or to provide a return to shareholders that is comparable to the return that we previously provided while our RC segment was operating. We do not expect our overall selling, general and administrative portions of our operating expenses to materially decrease in 2022 as a result of the wind down of our RC segment. If we are not able to cover operating expenses, we could be forced to raise additional capital, significantly reduce our operating expenses or take other alternative actions.

The financial effects of Tinuum Group providing indemnification under performance guarantees of its RC facilities are largely unknown and could adversely affect our financial condition.
Tinuum Group indemnifies certain utilities and lessees of RC facilities for particular risks associated with the operations and tax treatment of those facilities. We have provided limited, joint and several guarantees of Tinuum Group’s obligations under those leases. Any substantial payments made under such guarantees could have a material adverse effect on our financial condition, results of operations and cash flows.
There can be no assurance that we will be successful in completing the Transactions, that the Transactions will result in additional value for our stockholders or that the strategic evaluation process that we have undertaken will not have an adverse impact on our business.
As discussed elsewhere in this proxy statement/prospectus, our board of directors initiated a strategic review to assess a range of strategic alternatives to maximize shareholder value. There can be no assurance regarding consummation of the Transactions. The process of reviewing strategic alternatives undertaken by our board of directors was time consuming and ultimately may be disruptive to our business operations and, if we are unable to effectively manage the process relating to the Transactions, our business, financial condition and results of operations could be adversely affected. We have and will continue to incur substantial expenses associated with identifying, evaluating and negotiating potential strategic alternatives as well as the Transactions. There can be no assurance that the Transactions, if consummated, will provide greater value to our stockholders than that reflected in the current price of our common stock. Until the Transactions are consummated, perceived uncertainties related to our future may result in the loss of potential business opportunities and volatility in the market price of our common stock and may make it more difficult for us to attract and retain qualified personnel and business partners.
Our inability to meet customer supply requirements due to damage to or insufficient production capacity of our Red River manufacturing facility may have a material adverse effect on our business, results of operations and financial condition.
We own and operate a single activation-based manufacturing plant, which is our sole manufacturing plant for producing and selling products to our customers. Our ability to meet customer expectations, manage inventory, complete sales and achieve our objectives for operating efficiencies depends on the full-time operation of the Red River Plant. We cannot replicate our manufacturing methods at another plant due to the limited availability of similar manufacturing plants, the additional costs incurred in supplying raw materials such as lignite to another plant, and the risk of revealing our confidential and proprietary technologies and manufacturing processes.
If the Red River Plant was destroyed or damaged in a significant manner, we would suffer a loss of inventory to supply customers, likely incur additional costs to deliver products to our customers, and disrupt the ordinary course of our business. In addition, if contractual demand exceeds manufacturing capacity, we would jeopardize our ability to fulfill obligations under our contracts, which could, in turn, result in reduced sales, profitability, contract penalties or terminations and damage to our customer relationships and could have a material adverse effect on our business. While we have insured the Red River Plant against damage or destruction as well as for losses from business interruptions, there can be no assurance that any insurance coverage will be sufficient to cover any such losses.
Further, a prolonged disruption in our operations due to Red River Plant downtime or having to meet customer requirements that exceed its maximum manufacturing capacity would require us to seek alternative customer supply arrangements, which may not be on attractive terms to us or could lead to delays in distribution of products to our customers, either of which could have a material adverse effect on our business, results of operations and financial condition.
The COVID-19 pandemic may continue to affect and pose risks to our business and other epidemics or outbreaks of infectious diseases may have a similar impact.
Since the outbreak in 2020, the COVID-19 pandemic has resulted in significant volatility in the general economy. During 2020 and 2021, governmental authorities took extraordinary actions to contain and combat the outbreak and spread of COVID-19. While many governments, including the U.S. government and domestic localities, have since eased restrictions, the pandemic remains disruptive to our business operations and the larger global economy. The extent to which the COVID-19 pandemic impacts our respective business operations will depend on future developments, which are highly uncertain and cannot be predicted, including, but not limited to, new information that may emerge concerning the severity of COVID-19, the ultimate duration of the pandemic and how quickly and to what extent normal economic and operating conditions can resume.
The past disruptions to our operations caused by COVID-19 have resulted and are expected to continue to result in inefficiencies, delays and additional costs in our manufacturing, sales, marketing, and customer service efforts that we cannot fully mitigate through remote or other alternative work arrangements.
The situation surrounding the COVID-19 pandemic remains fluid. The ultimate impact of the COVID-19 pandemic on our results of operations, financial condition and liquidity will depend on future developments, some of which are beyond our knowledge or control. These include the duration and scope of the pandemic, travel restrictions, government mandated restrictions and regulations, business and workforce disruptions, the impact on demand for our products, the effectiveness of actions taken to contain and treat the disease, including the efficacy of and ability to widely distribute vaccinations and therapeutics, and whether the pandemic leads to recessionary conditions in any of our key markets. We will continue to evaluate the nature and extent of the impact of COVID-19 to our business.
Demand for our products and services depends significantly on environmental laws and regulations. Uncertainty as to the future of such laws and regulations, changes to such laws and regulations or granting of extensions of compliance deadlines has had, and will likely continue to have, a material effect on our business.
A significant market driver for our existing products and services and those planned in the future are present and expected environmental laws and regulations, particularly those addressing the reduction of mercury and other emissions from coal-fired electricity generating units. If such laws and regulations are delayed, or are not enacted or are repealed or amended to be less strict, or include prolonged phase-in periods, or are not enforced, our business would be adversely affected by declining demand for such products and services. For example:
a.The implementation of environmental regulations regarding certain pollution control and permitting requirements has been delayed from time to time due to various lawsuits. The uncertainty created by litigation and reconsiderations of rule-making by the U.S. Environmental Protection Agency (the “EPA”) has negatively impacted our business, results of operations and financial condition and will likely continue to do so.
b.To the extent federal, state and local legislation mandating that electric power generating companies serving a state or region purchase a minimum amount of power from renewable energy sources such as wind, hydroelectric, solar and geothermal, and such amount lessens demand for electricity from coal-fired plants, the demand for our products and services would likely decrease.
Federal, state and international laws or regulations addressing emissions from coal-fired electricity generating units, climate change or other actions to limit emissions, including public opposition to new coal-fired electricity generating units, has caused and could continue to cause electricity generators to transition from coal to other fuel and power sources, such as natural gas, nuclear, wind, hydroelectric and solar. The potential financial impact on us of future laws or regulations or public pressure will depend upon the degree to which electricity generators diminish their reliance on coal as a fuel source. That, in turn, will depend on a number of factors, including the specific requirements imposed by any such laws or regulations, the periods over which those laws or regulations are or will be phased in, the amount of public opposition and the state and cost of commercial development of related technologies and processes. In addition, Public Utility Commissions ("PUCs") may not allow utilities to charge consumers for, and pass on the cost of, emissions control technologies without federal or state mandates. We cannot reasonably predict the impact that any such future laws or regulations or public opposition may have on our results of operations, financial condition or cash flows.
Action by the EPA related to Mercury and Air Toxics Standards (“MATS”) that decreases demand for our mercury removal products could have a material adverse effect on our APT segment.
Performance in our APT segment is largely dependent upon demand for mercury removal-related product, which is largely affected by the amount of coal-based power generation used in the U.S. and the continued regulation of utilities under MATS. In May 2020, the EPA reconsidered and withdrew its 2016 "supplemental finding" associated with the cost benefit analysis of the MATS Rule. In this action, the EPA found that it was not "appropriate and necessary" to regulate Hazardous Air Pollutants (“HAP”) emissions from coal- and oil-fired Electric Utility Steam Generating Units (“EGUs”). However, the EPA expressly stated that the reconsideration neither removed coal- and oil-fired EGUs from the list of sources that must comply with the MATS rule, nor rescinded the MATS Rule, which has remained continuously in effect. On February 9, 2022, the EPA published a new proposed rule revoking the May 2020 withdrawal of the 2016 supplemental finding and affirming that it is "appropriate and necessary" to regulate HAP emissions from coal- and oil-fired EGUs. Any final action taken by the EPA related to MATS that decreases demand for our products for mercury removal will have a negative effect on the financial results of our APT segment. The timing and content of the final reconsideration rule are unknown.
Uncertain geopolitical conditions could adversely affect our business.
Uncertain geopolitical conditions, including the invasion of Ukraine, sanctions against Russia and other potential impacts on this region's economic environment and currencies may cause disruptions in our business. These include logistics delays or shortages in producing and shipping certain of our raw materials, increases in energy prices that could increase costs of certain of our raw materials, increases in transportation costs from overall higher gasoline prices and cyber-attacks targeted at U.S. power infrastructure that could impact demand for our products.
The failure of tariffs placed on U.S. imports of Chinese activated carbon to adequately address the impact of low-priced imports from China could have a material adverse effect on the competitiveness and financial performance of our APT segment.
Our APT segment faces competition in the U.S. from low-priced imports of activated carbon products. If the volumes of these low-priced imports increase, especially if they are sold at less than fair value, our sales of competing products could decline, which could have an adverse effect on the earnings of our APT segment. In addition, sales of these low-priced imports may negatively impact our pricing. To limit these activities, regulators in the U.S. have enacted an anti-dumping duty order on steam activated carbon products from China. In 2018, the order was extended for an additional five years. The amount of anti-dumping duties collected on imports of steam activated carbon from China is reviewed annually by the U.S. Department of Commerce. To the extent the anti-dumping margins do not adequately address the degree to which imports are unfairly traded, the anti-dumping order may be less effective in reducing the volume of these low-priced activated carbon imports in the U.S., which could negatively affect demand and/or pricing for our AC products.
The market for consumables and other products that provide pollutant reduction is highly competitive and some of our competitors are significantly larger and more established than we are, which could adversely impede our growth opportunities and financial results.
We operate in a highly competitive marketplace. Our ability to compete successfully depends in part upon our ability to maintain a production cost advantage, competitive technological capabilities and to continue to identify, develop and commercialize new and innovative products for existing and future customers. We may face increased competition from existing or newly developed products offered by industry competitors or other companies whose products offer a similar functionality as our products and could be substituted for our products, which may negatively affect demand for our products. In addition, market competition could negatively impact our ability to maintain or raise prices or maintain or grow our market position.
We compete against certain significantly larger and/or more established companies in the market for consumables and other products that provide mercury emissions reduction, water treatment and air purification.
Reduction of coal consumption by North American electricity power generators could result in less demand for our products and services. If utilities significantly reduce the number of coal-fired electricity generating units or the amount of coal burned without a corresponding increase in the services required at the remaining units, this could reduce our revenues and materially and adversely affect our business, financial condition and results of operations.
The amount of coal consumed for North American electricity power generation is affected by, among other things, (1) the location, availability, quality and price of alternative energy sources for power generation, such as natural gas, fuel oil, nuclear, hydroelectric, wind, biomass and solar power; and (2) technological developments, including those related to competing alternative energy sources.
Natural gas-fueled generation and renewable energy generation has been displacing and may continue to displace coal-fueled generation, particularly from older, less efficient coal-powered generators. We expect that a significant amount of the new power generation necessary to meet increasing demand for electricity generation will be fueled by these sources. The price of natural gas has remained relatively competitive for power generation and the use of natural gas is perceived as having a lower environmental impact than burning coal. Natural gas-fired plants are cheaper to construct, and permits to construct these plants are easier to obtain, and ongoing costs of natural gas-fired plants associated with meeting environmental compliance are lower. Possible advances in technologies and incentives, such as tax credits, that enhance the economics of renewable energy sources could make those sources more competitive than coal. Any reduction in the amount of coal consumed by domestic electricity power generators, whether as a result of new power plants utilizing alternative energy sources or as a result of technological advances, could reduce the demand for our current products and services, thereby reducing our revenues and materially and adversely affecting our business and results of operations.
Additionally, long-term changes in environmental regulation that threaten or preclude the use of coal or other fossil fuels as a primary fuel source for electricity production may result in the reduction or closure of a significant number of coal-fired electric generating units, and may adversely affect our business, financial condition and results of operations.
The loss of, or significant reduction in, purchases by our largest customers could adversely affect our business, financial condition or results of operations.
During the nine months ended September 30, 2022, we derived approximately 50% of our total consumable revenues from our five largest customers. Our top three customers accounted for approximately 36% of our total consumable revenue for our last fiscal year. If any of our five largest customers were to significantly reduce the quantities of consumables they purchase from us, it may adversely affect our business, financial condition and results of operations.
Volatility in price and availability of raw materials can significantly impact our results of operations.
The manufacturing and processing of our consumable products requires significant amounts of raw materials. The price and availability of those raw materials can be impacted by factors beyond our control. Our consumable products, exclusive of lignite coal, use a variety of additives. Significant movements or volatility in the costs of additives could have an adverse effect on our working capital or results of operations. Additionally, we obtain certain raw materials from selected key suppliers. While we have inventory of such raw materials, if any of these suppliers are unable to meet their obligations with us on a timely basis or at an acceptable price, we may be forced to incur higher costs to obtain the necessary raw materials or be unable to obtain the materials.
We may attempt to offset the increase in raw material costs or challenges in the supply of raw materials with price increases allowed in our contractual relationships or through cost reduction efforts. If we are unable to fully offset the increased cost of raw materials through price increases, it could significantly impact our business, financial condition and results of operations.
We face operational risks inherent in mining operations and our mining operations have the potential to cause safety issues, including those that could result in significant personal injury.
We own the Five Forks Mine, a lignite coal mine located in Louisiana, which is operated for us by a third party. Mining operations by their nature involve a high level of uncertainty and are often affected by risks and hazards outside of our control. At the Five Forks Mine, the risks are primarily operational risks associated with the maintenance and operation of the heavy equipment required to dig and haul the lignite and risks relating to producing lower than expected lignite quality or recovery rates. The failure to adequately manage these risks could result in significant personal injury, loss of life, damage to mineral properties, production facilities or mining equipment, damage to the environment, delays in or reduced production and potential legal liabilities.
We also own the Marshall Mine, a former lignite coal mine located in Texas, which ceased mining operations in the third quarter of 2020 and is currently being reclaimed. Reclamation operations by their nature involve a high level of uncertainty and are often affected by risks and hazards outside of our control. In light of where we are in the reclamation process at the Marshall Mine, the current risks associated with the Marshall Mine are primarily those associated with our inability to fulfill our obligations in the reclamation process. The failure to adequately manage these risks could result in damage to the environment, delays in reclamation and potential legal liabilities.

Our operations and products are subject to extensive safety, health and environmental requirements that could increase our costs and/or impair our ability to manufacture and sell certain products.
Our ongoing operations are subject to extensive federal, state and local laws, regulations, rules and ordinances relating to safety, health and environmental matters, many of which provide for substantial monetary fines and potential criminal sanctions for violations. These include requirements to obtain and comply with various environmental-related permits for constructing any new facilities (or modifications to existing facilities) and operating all of our existing facilities. In addition, our Red River Plant may become subject to greenhouse gas emission trading requirements under which we may be required to purchase emission credits if our emission levels exceed our allocations. Greenhouse gas regulatory programs that have been adopted, such as cap-and-trade programs, have not had a significant impact on our business to date. Costs of complying with regulations could increase, as concerns related to greenhouse gases and climate change continue to emerge. The enactment of new environmental laws and regulations and/or the more aggressive interpretation of existing requirements could require us to incur significant costs for compliance or capital improvements or limit our current or planned operations, any of which could have a material adverse effect on our earnings or cash flow. We may attempt to offset the effects of these compliance costs through price increases, productivity improvements and cost reduction efforts, and our success in offsetting any such increased regulatory costs is largely influenced by competitive and economic conditions and could vary significantly depending on the market segment served. Such increases may not be accepted by our customers, may not be sufficient to compensate for increased regulatory costs or may decrease demand for our products and our volume of sales.
We may not be successful in achieving our growth expectations related to new products in our existing or new markets.
We may not be successful in achieving our growth expectations from developing new products for our existing or new markets. Further, we cannot ensure costs incurred to develop new products will result in an increase in revenues. Additionally, our ability to bring new products to the market will depend on various factors, including, but not limited to, solving potential technical or manufacturing difficulties, competition and market acceptance, which may hinder the timeliness and cost to bring such products to production. These factors or delays could affect our future operating results.
We may not be successful in realizing the benefits associated with our acquisitions, dispositions and strategic partnerships, and our business could be adversely affected.
We have and may in the future expand the our scope of products, services, and technologies through selective acquisitions, investments or creating partnerships and joint ventures. We may also dispose of assets or portions of our business that no longer complement our long-term strategic objectives. We continually evaluate potential acquisition, disposition, and strategic partnership opportunities in the ordinary course of business. Acquisitions, dispositions, and strategic partnerships involve numerous risks, including among others:
•inability to negotiate favorable prices and terms;
•incorrect evaluations of the synergies and/or long-term benefits of the acquisition, disposition, and strategic partnership;
•integration difficulties, including challenges and costs associated with implementing systems, processes and controls to comply with the requirements of a publicly-traded company;
•diverting management’s attention;
•litigation arising from acquisition and disposition activity;
•potential increased debt leverage;
•potential issuance of dilutive equity securities;
•entering markets in which we have no or limited direct prior experience and where competitors in such markets have stronger market positions;
•unanticipated costs and exposure to undisclosed or unforeseen liabilities or operating challenges;

•potential goodwill or other intangible asset impairments;
•potential requirements to provide transition services in connection with a disposition, which may result in the diversion of resources and focus of management and employees;
•potential loss of key employees and customers of the acquired businesses, product or service lines, assets or technologies;
•our ability to properly establish and maintain effective internal controls over an acquired company; and
•increasing demands on our operational and IT systems.
The success of an acquisition, disposition or strategic partnership is not always predictable, and we may not be successful in realizing our objectives as anticipated, and our business may be adversely affected as a result.
Natural disasters could affect our operations and financial results.
We operate facilities, including the Red River Plant and Five Forks Mine, that are exposed to natural hazards, such as floods, windstorms and hurricanes. Extreme weather events present physical risks that may become more frequent as a result of factors related to climate change. Such events could disrupt our supply of raw materials or otherwise affect production, transportation and delivery of our products or affect demand for our products.
In addition, extreme and unusually cold or hot temperatures throughout the U.S. could result in abnormally high loads on geographic electrical grids that could result in the failure of coal-fired power plants to produce electricity. If these plants were off-line for a significant period of time, the demand for our products could be less, which would impact our operations and financial results. Conversely, abnormally high loads on geographic electrical grids, resulting in increased demand of coal-fired power plants to produce electricity, could impact our ability to meet customer contracts and demands.
Information technology vulnerabilities and cyberattacks on our networks could have a material adverse impact on our business.
We rely on information technology ("IT") to manage and conduct business, both internally and externally, with our customers, suppliers and other third parties. Internet transactions involve the transmission and storage of data including, in certain instances, customer and supplier business information. Therefore, maintaining the security of computers and other electronic devices, computer networks and data storage resources is a critical issue for us and our customers and suppliers because security breaches could result in reduced or lost ability to carry on our business and loss of and/or unauthorized access to confidential information.
We have limited personnel and other resources to address information technology reliability and security of our computer networks and to respond to known security incidents to minimize potential adverse impact. Experienced hackers, cybercriminals and perpetrators of threats may be able to penetrate our network security and misappropriate or compromise our confidential information or that of third parties, create system disruptions or cause shutdowns. These perpetrators of cyberattacks also may be able to develop and deploy viruses, worms, malware and other malicious software programs that attack our information and networks or otherwise exploit any security vulnerabilities of our information and networks.
Techniques used to obtain unauthorized access to or sabotage systems change frequently and often are not recognized until after they are launched against a target, and we may be unable to anticipate these techniques or to implement adequate preventative measures. A breach of our IT systems and security measures as a result of third party action, malware, employee error, malfeasance or otherwise could materially adversely impact our business and results of operations and expose us to customer, supplier and other third party liabilities.

Risks Related to Intellectual Property
Failure to protect our intellectual property or infringement of our intellectual property by a third party could have an adverse impact on our financial condition.
We rely on a combination of patent, copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary rights. Such means of protecting our proprietary rights may not be adequate because they provide only limited protection or such protection may be prohibitively expensive to enforce. We also enter into confidentiality and non-disclosure agreements with our employees, consultants and many of our customers and vendors, and generally control access to and distribution of our proprietary information. Notwithstanding these measures, a third party could copy or otherwise obtain and use our proprietary information without authorization. We cannot provide assurance that the steps we have taken will prevent misappropriation of our technology and intellectual property, which could negatively impact our business and financial condition. In addition, such actions by third parties could divert the attention of our management from the operation of our business.
We may be subject to intellectual property infringement claims from third parties that are costly to defend and that may limit our ability to use the disputed technologies.
If our technologies are alleged to infringe the intellectual property rights of others, we may be forced to mount a defense to such claims, which may be expensive and time consuming. During the pendency of litigation, we could be prevented from marketing and selling existing products or services and from pursuing research, development or commercialization of new or complimentary products or services. Further, we may be required to obtain licenses to third party intellectual property or be forced to develop or obtain alternative technologies. Our failure to obtain a license to a technology that we may require, or the need to develop or obtain alternative technologies, could significantly and negatively affect our business.
Indemnification of third-party licensees of our technologies against intellectual property infringement claims concerning our licensed technology and our products could be financially significant to us.
We have agreed to indemnify licensees of our technologies (including Tinuum Group) and purchasers of our products, and we may enter into additional agreements with others under which we agree to indemnify and hold them harmless from losses they may incur as a result of the alleged infringement of third-party rights caused by the use of our technologies and products. Infringement claims, which are expensive and time-consuming to defend, could have a material adverse effect on our business, operating results and financial condition, even if we are successful in defending ourselves (and the indemnified parties) against them.
Our future success depends in part on our ongoing identification and development of intellectual property and our ability to invest in and deploy new products, services and technologies into the marketplace efficiently and cost effectively.
The process of identifying customer needs and developing and enhancing products, services and solutions for our business segments is complex, costly and uncertain. Any failure by us to identify and anticipate changing needs, emerging trends and new regulations could significantly harm our future market share and results of operations.
Risk Related to Tax Matters
An "ownership change" could limit our ability to utilize tax loss and credit carryforwards to offset future taxable income.
We have certain general business credit tax credits ("Tax Credits"). As of September 30, 2022, we had $86.1 million of Tax Credits, equaling 87% of our total gross deferred tax assets. Section 382 of the Code imposes a limitation on the ability of a corporation to utilize its net operating loss carryforwards (“NOLs”) and certain tax credits, including the Tax Credits, upon the occurrence of an ownership change resulting from issuances of a corporation’s stock or the sale or exchange of such corporation’s stock by certain shareholders if, as a result, there is an aggregate change of more than 50% in the beneficial ownership of such corporation’s stock by such shareholders during any three-year period. We believe that the Transactions, if consummated, will result in an ownership change with respect to the Company, which would trigger a limitation on the Company’s ability to utilize the Tax Credits and its NOLs following the consummation of the Transactions, based on information currently available. The limitation with respect the Tax Credits and NOLs generally would be equal to (i) the fair market value of the Company’s equity as of immediately prior to such ownership change multiplied by (ii) a percentage approximately equivalent to the yield on long-term tax-exempt bonds during the month in which the ownership change occurs. The limitation on our ability to utilize the Tax Credits and NOLs arising from an ownership change under Sections 382 and 383 of the Code would depend on the value of our equity at the time of any ownership change. Any such limitation imposed on the ability to use such Tax Credits to offset future income taxes and NOLs to offset future taxable income could cause the Company to pay U.S. federal income taxes earlier than it otherwise would if such limitations were not in effect and could cause a significant portion of such Tax Credits to expire unused, thereby reducing or eliminating the benefit of such Tax Credits.
Risks Related to Our Common Stock
Our stock price is subject to volatility.
The market price of our common stock has experienced substantial price volatility in the past and may continue to do so. The market price of our common stock may continue to be affected by numerous factors, including:
a.actual or anticipated fluctuations in our operating results and financial condition;
b.changes in laws or regulations and court rulings and trends in our industry;
c.announcements of sales awards;
d.changes in supply and demand of components and materials;
e.adoption of new tax regulations or accounting standards affecting our industry;
f.changes in financial estimates by securities analysts;
g.perceptions of the value of corporate transactions;
h.trends in social responsibility and investment guidelines;
i.whether we are able and elect to pay cash dividends;
j.the continuation of repurchasing shares of common stock under stock repurchase programs; and
k.the degree of trading liquidity in our common stock and general market conditions.
From January 1, 2021 to September 30, 2022, the closing price of our common stock ranged from $2.79 to $8.15 per share. In June 2017, we commenced a quarterly cash dividend program and paid out cash dividends in each succeeding quarter through March 31, 2020. In 2018, we implemented stock repurchase programs. We did not repurchase stock during the nine months ended September 30, 2022 or year ended December 31, 2021.
Stock price volatility over a given period may cause the average price at which we repurchase shares of our common stock to exceed the stock’s price at a given point in time. We believe our stock price should reflect expectations of future growth and profitability. Future dividends are subject to declaration by the Board, and under our current stock repurchase program, we are not obligated to acquire any specific number of shares. If we fail to meet expectations related to future growth, profitability, dividends, stock repurchases or other market expectations, our stock price may decline significantly, which could have a material adverse impact on our ability to obtain additional capital and erode investor confidence, which could further reduce the liquidity of our common stock. We do not expect to repurchase additional shares of our common stock in the near term.
We are unlikely to resume our quarterly cash dividend program.
The ADES Board first approved a $0.25 per share of common stock quarterly dividend in June 2017. We last paid a cash dividend on March 10, 2020.
With the ceasing of our cash-generating RC segment, it is unlikely, for the foreseeable future, that we will resume declaring quarterly cash dividends under a dividend program. The payment of future dividends will be affected by, among other factors: (1) our views on potential future capital requirements for investments in acquisitions; (2) legal risks; (3) stock repurchase programs; (4) changes in federal and state income tax laws or corporate laws; (5) changes to our business model; and (6) any additional indebtedness that we may incur in the future.

Our certificate of incorporation and bylaws contain provisions that may delay or prevent an otherwise beneficial takeover attempt of us.
Certain provisions of our certificate of incorporation and bylaws could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. These include provisions that:
a.Limit the business at special meetings of stockholders to the purpose stated in a notice of the meeting;
b.Authorize the issuance of "blank check" preferred stock, which is preferred stock with voting or other rights or preferences that could impede a takeover attempt and that the Board can create and issue without prior stockholder approval;
c.Establish advance notice requirements for submitting nominations for election to the Board and for proposing matters that can be acted upon by stockholders at a meeting; and
d.Require the affirmative vote of the "disinterested" holders of a majority of our common stock to approve certain business combinations involving an "interested stockholder" or its affiliates, unless either minimum price criteria or procedural requirements are met, or the transaction is approved by a majority of our "continuing directors" (known as "fair price provisions").
These provisions, alone or in combination with each other, may discourage transactions involving actual or potential changes of control, including transactions that otherwise could involve payment of a premium over prevailing market prices to holders of our common stock, or could limit the ability of our stockholders to approve transactions that they may deem to be in their best interest.
An increased focus on environmental, social and governance factors by institutional investors may negatively impact our access to capital and the liquidity of our stock price.
Some institutional investors have recently adopted Environmental, Social and Governance ("ESG") investing guidelines that may prevent them from increasing or taking new stakes with companies with exposure to fossil fuels. Additional institutional investors may adopt similar ESG investment guidelines. This could limit both the demand for owning our common stock and/or our access to capital. If such capital is desired, we cannot assure you that we will be able to obtain any additional equity or debt financing on terms that are acceptable to us. Given these emerging trends, liquidity in our common stock and our stock price may be negatively impacted.
We may require additional funding for our growth plans, and such funding may require us to issue additional shares of our common stock, resulting in a dilution of your investment.
We estimate our funding requirements in order to implement our growth plans. If the actual funding required to implement growth initiatives should exceed funding estimates significantly, or our funds generated from our operations from such growth initiatives prove insufficient for such purposes, we may need to raise additional funds to meet these funding requirements.
These additional funds may be raised by issuing equity or debt securities or by borrowing from banks or other resources. We cannot assure you that we will be able to obtain any additional financing on terms that are acceptable to us, or at all. If we fail to obtain additional financing on terms that are acceptable to us, we may not be able to implement such plans fully. Such financing, even if obtained, may be accompanied by conditions that limit our ability to pay dividends or require us to seek lenders’ consent for payment of dividends, or restrict our ability to operate our business by requiring lender’s consent for certain corporate actions. Further, if we raise additional funds through the issuance of new shares of our common stock, any shareholders who are unable or unwilling to participate in such an additional round of fund raising may suffer dilution of their investment.

Risks Relating to Arq’s Business
Arq will require significant capital to fund its business plan.
Arq is a development stage entity that to date has not generated any revenues. Arq has historically had accounting losses and required multiple financing rounds to fund its business plan. Arq will require significant financing to implement its business plan.
While a significant amount of capital expenditure has been incurred at Arq, there is going to be the need for additional capital expenditure following the proposed Transactions with ADES. Arq’s capital expenditure requirements include fixed asset purchases and capital expenditures to fix bottlenecks at the production facility at Corbin, Kentucky. Part of the capital being raised in conjunction with the Transactions will be used to fund these capital expenditures. Going forward there may be additional capital expenditure requirements for the expansion of capacity at Arq's facilities. New ADES may not be successful in obtaining the required financing or, if financing is available to New ADES, such financing may not be on terms that are favorable to New ADES. The failure to obtain financing as necessary to fund Arq’s ongoing business operations could result in the delay of the expansion of Arq's facilities.
Rapid technological changes may adversely affect the market acceptance of Arq’s products.
Arq will be producing a new product that has never been produced or used commercially. As such and given production to date has not been at full throughput, there is risk associated with scale up. There is also risk of delays which are product-specific, for example, receiving adequate customer acceptance and achieving acceptable performance given the specification differentiation between some of Arq’s products and the conventional products which the aim will be to replace.
Arq’s new manufacturing technology has been extensively tested at scale but continuous operations represent risks including an inability to achieve the scale-up efficiencies which have been assumed in the business plan. In turn, this could impact throughput in the plant which could lead to lower production and higher operating costs. These risks could have a material adverse effect on New ADES’ business, operating results and financial condition.
There could be no future demand for Arq’s planned products.
Arq’s primary market will be activated carbon and although New ADES believes current conditions are favorable as a result of excess demand versus supply, there can be no guarantee that this will continue. Drivers of demand include factors beyond Arq’s control such as population growth and GDP growth, amongst others. In fact, any major global downturn could also materially negatively impact this demand. New supply is driven by new manufacturing sites being built and Arq has little visibility on what other manufacturers may do in the future. Arq’s business plan also assumes entry into new markets (i.e., additives for carbon black, asphalt, marine fuel) and although testing data and customer feedback have been positive to date, no sales have been made and no guarantees can be provided that this will mean that these products will be commercially viable when Arq is in full scale production.
Arq may not be successful in achieving its growth expectations related to Arq Powder utilization in new markets.
Arq’s success will depend on its ability to expand its future sales capabilities in new markets, including the Carbon Black market, Asphalt market and Marine market. As Arq develops and grows Arq Powder utilization worldwide, its success will depend on its ability to correctly forecast demand in these new markets.
Arq may be unsuccessful in its intended expansion of the market for Arq Powder as a blend with residual fuel oil for sale into the power generation and Marine markets.
There is no assurance that Arq will be able to ramp its business to meet targets globally, that projections on which such targets are based will prove accurate or that the pace of growth or coverage will meet customer expectations. These plans require significant cash investments and management resources and there is no guarantee that they will generate additional sales or installations of Arq's products, or that Arq will be able to avoid cost overruns or be able to hire additional personnel to support them. As the utilization of Arq Powder expands, Arq will also need to ensure compliance with regulatory requirements in various jurisdictions applicable to the sale, installation and servicing of Arq products.

Arq may be unable to protect its intellectual property rights from unauthorized use.
Although Arq’s patent portfolio is robustly protected, if Arq is unable to enforce its intellectual property rights from unauthorized use or infringement by third parties, Arq’s business could be adversely affected. Arq’s success depends, in part, upon its ability to protect its intellectual property. Although Arq takes steps to protect its intellectual property such as requiring employees and consultants to execute confidentiality agreements, such individuals may breach the terms of such agreements. Further, future competitors may develop products and services similar to or superior to Arq’s. Further, Arq might not be able to detect unauthorized use of, or take appropriate and timely steps to enforce, its intellectual property rights. Enforcing Arq’s rights might require considerable time, money and oversight, and Arq may not be successful in enforcing its rights.
Claims that Arq’s planned products infringe upon the intellectual property of third parties may require Arq to incur significant costs, enter into licensing agreements or license substitute technology.
Although no third parties to date have asserted that Arq has infringed, misappropriated or otherwise violated a patent, copyright, trademark or other proprietary or intellectual property right (“Third Party IP”) belonging to them, third parties may assert that Arq has infringed, misappropriated or otherwise violated a Third Party IP belonging to them. Any infringement claim, even one without merit, could result in the expenditure of significant financial and managerial resources to defend against the claim. Moreover, a claim of product infringement if successful, against Arq or a settlement could require Arq to pay substantial amounts or obtain a license to continue to use the technology that is the subject of the claim, or otherwise restrict or prohibit our use of the technology. Arq might not be able to obtain a license from the third party asserting the claim on commercially reasonable terms, if at all. Arq also may not be able to obtain a license from another provider of suitable alternative technology to permit Arq to continue offering Arq's products. Infringement claims asserted against Arq could have a material adverse effect on Arq's business, operating results and financial condition.
All of Arq’s development operations will be subject to environmental permitting and regulations, which can make operations expensive or prohibit them altogether.
Arq uses coal waste as its feedstock and the majority of waste sites targeted by Arq for development are considered environmental liabilities. Arq therefore may be subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products that could occur as a result of its development and production activities.
To the extent that Arq is subject to environmental liabilities, the payment of such liabilities or the costs that it may incur to remedy environmental pollution would reduce funds otherwise available to it and could have a material adverse effect on Arq. If Arq is unable to fully remedy an environmental problem, it might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy. The potential exposure may be significant and could have a material adverse effect on Arq.
All of Arq’s future development and production activities will be subject to regulation under one or more environmental laws and regulations. Many of the regulations require Arq to obtain permits for its activities. Arq must update and review its permits from time to time, and is subject to environmental impact analyses and public review processes prior to approval of the additional activities.
It is possible that future changes in applicable laws, regulations and permits or changes in their enforcement or regulatory interpretation could have a significant impact on some portion of Arq’s business, causing those activities to be economically re-evaluated at that time.
Failure to comply with environmental regulations could harm Arq’s business.
Arq is leasing the former coal processing plant in Corbin, and is therefore directly responsible for compliance with all permits and is responsible for site restoration. Site remediation plans are also considered environmental liabilities.
Arq is subject to various environmental regulations related to its operations, including regulations governing the use, storage, discharge and disposal of hazardous substances and waste emission levels on the leases themselves. If Arq fails to comply with the applicable environmental regulations, it could be subject to significant monetary damages and fines or suspensions of Arq's operations, and its business, reputation and results of operations would be adversely affected. Further, any amendments to these laws and regulations may impose substantial pollution control measures that may require Arq to make significant expenditures to modify or terminate its current leases or to limit actual or potential impact to the environment. Moreover, new laws, new interpretations of existing laws, increased governmental enforcement of environmental laws or other developments could require Arq to make significant additional expenditures, which may adversely affect its business, results of operations and financial condition.
Arq’s operations are subject to environmental, health and safety laws and regulations. Arq may in the future be subject to investigations by regulatory authorities for alleged violations and may incur significant costs to maintain compliance with, and to address liabilities under, these laws and regulations.
Arq is subject to extensive supranational, domestic, foreign, federal, state and local laws and regulations governing environmental protection and occupational health and safety, all of which may be subject to change in the future. Environmental and safety regulations are subject to frequent change, as are the priorities of those who enforce them, and Arq could incur substantial costs to comply with future laws and regulations. The trend in environmental regulation is to impose increasingly stringent restrictions on activities that may affect the environment. Such future regulations may include legislation designed to reduce emissions of greenhouse gas, sulfur dioxide, nitrogen oxides, particulate matter and other air pollutants. Arq may be unable to offset these costs with price increases, productivity improvements, or cost-reduction efforts. Any success Arq has in offsetting these costs will depend on competitive and economic conditions that are inherently variable.
Arq will be subject to additional significant governmental regulations, which will affect Arq's operations and costs of conducting business.
Arq’s operations are governed by extensive laws and regulations, including:
•laws and regulations related to exports, taxes and fees;
•labor standards and regulations related to MSHA (Mine Safety and Health Administration); and
•environmental standards and regulations related to waste disposal, toxic substances, land use and environmental protection, including environmental protection regulations related to water and air.
Companies engaged in activities like Arq’s often experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. Failure to comply with applicable laws, regulations and permits may result in enforcement actions, orders issued by regulatory or judicial authorities requiring operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or costly remedial actions. Arq may be required to compensate those suffering loss or damage by reason of our activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits.
Existing and possible future laws, regulations and permits governing operations and activities of energy waste companies, or more stringent implementation, could have a material adverse impact on Arq’s business and cause increases in capital expenditures or require abandonment or delays in our products. Any future regulations regarding CO2 emissions of the coal reclamation and product manufacturing could also impact Arq’s future business.
Other regulations and pending legislation governing issues as well as global trends involving the environment and climate change could result in increased operating costs, which could have a material adverse effect on Arq’s business.
The trend in environmental regulation has been to place more restrictions and limitations on activities that may be perceived to impact the environment or climate change, and thus there can be no assurance as to the amount or timing of future expenditures for environmental regulation compliance or remediation. Using coal waste as a fossil fuel additive may have a limited life ahead of it given the trend to decarbonize vehicles and energy production. New or revised laws and regulations that result in increased compliance costs or additional operating restrictions, or the incurrence of environmental liabilities, could have a material adverse effect on Arq’s financial position, results of operations and cash flows.
A number of governments or governmental bodies have introduced or are contemplating regulatory changes in response to various climate change interest groups and the potential impact of climate change. Legislation and increased regulation regarding climate change could impose significant costs on Arq and its suppliers, including costs related to increased energy requirements, capital equipment, environmental monitoring and reporting and other costs to comply with such regulations. Any adopted future climate change regulations could also negatively impact Arq’s ability to compete with companies situated in areas not subject to such limitations. Given the emotion, political significance and uncertainty around the impact of climate change and how it should be addressed, Arq cannot predict how legislation and regulation will affect its financial condition, operating performance and ability to compete. Furthermore, even if such regulation were not adopted, increased public awareness and any adverse publicity in the global marketplace about potential impacts on climate change by Arq or other companies in its industry could harm our reputation. The potential physical impacts of climate change on Arq’s future operations are highly uncertain, and would be particular to the geographic circumstances in areas in which it operates. These impacts may adversely impact the cost, production and financial performance of Arq’s operations.
Arq is dependent on key personnel, directors and officers, and any loss of such key personnel, directors or officers could negatively impact Arq’s business and financial performance.
Arq’s future success is dependent on its ability to attract and retain suitably qualified directors and officers in the future and the ability of such directors and officers to deal effectively with complex risks and relationships and to execute Arq’s business plan and future development plans. The success of Arq is, and will continue to be, to a significant extent dependent on the expertise and experience of its key personnel, directors and officers and the loss of one or more of the key personnel, directors or officers could have a material adverse effect on Arq. The success of Arq will depend on the ability of its directors and officers to interpret market and engineering data correctly and to interpret and respond to economic, market and other conditions. Arq has a small management team and the loss of a key individual, or its inability to attract suitably qualified persons in the future, could have a material adverse effect on Arq.
If Arq is required to reclassify its consultants, who are independent contractors, as employees, Arq may incur additional costs and taxes which could adversely affect its business, financial condition, and results of operations.
Arq currently is dependent on consultants in its business which are classified as independent contractors pursuant to worker classification laws. Arq is particularly sensitive to changes in worker classification laws, specifically, those that may require it to reclassify certain of its consultants from independent contractors to employees, and other changes to local and federal laws and regulations relating to the definition and/or classification of independent contractors. Laws and regulations that govern the status and classification of independent contractors are subject to changes and divergent interpretations by various authorities, which can create uncertainty and unpredictability for us. Since Arq currently treats its consultants as independent contractors, Arq does not withhold federal, state and local income or other employment related taxes, make federal or state unemployment tax payments or provide workers’ compensation insurance with respect to such individuals. If Arq is required as the result of new laws to reclassify these individuals as employees, Arq could be exposed to various liabilities and additional costs, including exposure (for prior and future periods) under federal, state and local tax laws, wage and hour laws and requirements (such as those pertaining to failure to pay minimum wage and overtime, or to provide required breaks and wage statements), expense reimbursement, workers’ compensation, unemployment and other employee benefits, labor, and employment laws, as well as potential liability for penalties and interest, statutory and punitive damages, and government fines, any or all of which could adversely affect Arq’s business, financial condition and results of operations.
Arq’s inability to obtain commercial insurance at acceptable rates or its failure to adequately reserve for self-insured exposures could increase Arq's expenses and have a negative impact on its business.
Arq believes that commercial insurance coverage is prudent in certain areas of Arq's business for risk management. Insurance costs could increase substantially in the future and could be affected by natural disasters, fear of terrorism, financial irregularities, cybersecurity breaches and other fraud, intervention by the government, an increase in the number of claims received by the carriers, and a decrease in the number of insurance carriers. In addition, the carriers with which Arq holds its policies could go out of business or be otherwise unable to fulfill their contractual obligations or could disagree with Arq’s interpretation of the coverage or the amounts owed. In addition, for certain types or levels of risk, such as risks associated with certain natural disasters or terrorist attacks, Arq may determine that it cannot obtain commercial insurance at acceptable rates, if at all. Therefore, Arq may choose to forego or limit its purchase of relevant commercial insurance, choosing instead to self-insure one or more types or levels of risks. If Arq suffers a substantial loss that is not covered by commercial insurance or its self-insurance reserves, the loss and related expenses could harm Arq’s business and operating results. Also, exposures exist for which no insurance may be available and for which Arq has not reserved. In addition, environmental activists could try to hamper companies like Arq by other means including pressuring insurance and surety companies into restricting access to certain needed coverages.
Arq may experience a shortage of reliable and adequate transport capacity and any material increase in transportation costs could have a material adverse effect on Arq’s business and results of operations.
Arq currently plans to transport its filter cake from Corbin to Red River by rail and truck. Arq may experience roadway transportation disruptions that could have a material adverse effect on operations or financial condition. There can be no assurance that Arq will be able to secure sufficient railway transport capacity to transport the filter cake from Corbin to Red River. Further, in the event of railway transport shortages, there can be no assurance that road transportation will be able to satisfy the shortfall. Raw materials may also be combustible or ignitable and appropriate care and permitting may be required in handling and transporting such materials. In addition, any material increase in transportation costs could have a negative effect on the competitiveness of Arq’s future products, which may in turn have a material adverse effect on its business and results of operations.
Strategic relationships upon which Arq may rely are subject to change, which may diminish its ability to conduct its operations.
Following the Transactions, Arq’s ability to successfully produce Arq Powder and expand its utilization as intended will depend on developing and maintaining close working relationships with industry participants. In particular, such success will in part depend upon the maintenance of Arq’s ongoing relationships with Vitol and Hafnia Tankers. Arq signed a technical cooperation agreement and offtake with Hafnia Tankers, operators of one of the world’s largest shipping fleets, to provide marine fuel blends using Arq Powder, and has been working with Vitol since 2018 to develop Arq’s presence in the power generation and marine markets. Arq additionally intends to continue exploring selling Arq Powder as a blend with residual fuel oil for sale in such markets in partnership with Vitol. These relationships are subject to change and any development that would prevent Arq from maintaining close working relationships with these and other industry participants may impair Arq’s ability to execute its business plan.
In addition, the dynamics of Arq’s relationships with strategic partners may require it to incur expenses or undertake activities it would not otherwise be inclined to in order to fulfill our obligations to these partners or to maintain Arq’s relationships. If Arq’s strategic relationships are not established or maintained, Arq’s business prospects may be limited, which could diminish its ability to conduct its operations.
Disruptions of supply chains may affect volatility in price and availability of raw materials.
Some of Arq’s consumables are shipped from overseas. Significant disruptions of supply chains and higher costs have persisted in 2022 and may continue into 2023. Further, the development of geopolitical conflicts in 2022 has contributed to disruptions of supply chains, resulting in cost increases for commodities, goods and services in many parts of the world. The economic effects from these events over longer terms cannot be reasonably estimated at this time. Accordingly, significant estimates used in the preparation of Arq’s financial statements, including those associated with evaluations, may be subject to significant adjustments in future periods.
Plant capacity expansions and site development projects may be delayed and/or may not achieve the expected benefits.
Arq’s ability to complete capacity expansions and consolidations as planned may be delayed, interrupted, or otherwise limited by the need to obtain environmental and other regulatory approvals, unexpected cost increases, availability of labor and materials, unforeseen hazards such as weather or health conditions, and other risks customarily associated with construction projects. Moreover, the costs of these activities could have a negative impact on Arq’s results of operations, and capacity utilization at any particular facility may not be able to absorb the incremental costs associated with capacity expansion projects. In addition, Arq’s ability to expand capacity in emerging countries depends in part on economic and political conditions in these regions and, in some cases, on Arq’s ability to establish operations, construct additional manufacturing capacity or form strategic business alliances.

Industry capacity utilization and competition from other specialty chemical companies may adversely impact Arq’s business.
Arq’s business is sensitive to industry capacity utilization, and pricing tends to fluctuate when capacity utilization changes occur, which could affect Arq’s financial performance. Further, Arq operates in a highly competitive marketplace. Arq’s ability to compete successfully depends in part upon its ability to maintain a superior technological capability and to continue to identify, develop and commercialize new and innovative, high value-added products for existing and future customers. Increased competition from existing or newly developed products offered by our competitors or companies whose products offer a similar functionality as Arq’s products, particularly those with an improved environmental footprint, and could be substituted for Arq’s products, may negatively affect demand for Arq’s products. In addition, actions by competitors could impair Arq's ability to maintain or raise prices, successfully enter new markets or maintain or grow its market position.
Arq may incur environmental remediation costs at its current production facility at Corbin, Kentucky.
If environmental harm to soil, groundwater, surface water or natural resources is found to have occurred as a result of Arq’s current operations or historical operations, then Arq may be required to incur environmental remediation costs at its current production facility at Corbin, Kentucky. The coal refuse disposal area at the Corbin site has a decades-long history of operation with multiple owners and operators. Therefore, it is possible that certain wastes may have been historically disposed on the site of which Arq has no current knowledge. If such presently undiscovered wastes might in the future be discovered, then such discoveries may require remediation depending on developing laws. Under certain laws and regulations, the obligations to investigate and remediate contamination at a facility or site may be imposed on both current and former owners or operators. Liability under such laws and regulations may be without regard to fault or to the past legality of the activities giving rise to the contamination. As a result, Arq may incur liabilities for wastes, including hazardous wastes, that may have historically been disposed of onsite, even if Arq was not responsible at the time the waste was disposed. Presently, coal ash, is the only coal processing waste at the Corbin site to Arq’s knowledge. The EPA and the state of Kentucky regulated coal processing waste as a hazardous waste, and it may be subject to other regulatory and permitting requirements.

THE ADES SPECIAL MEETING
Date, Time and Place
The ADES Special Meeting will be held virtually at _______ local time on _______, 20__ and can be accessed online at _______.
Purpose of the ADES Special Meeting
The purpose of the ADES Special Meeting is to consider and vote on:
•The proposal to approve and adopt the Transaction Agreement and the transactions contemplated thereby, including the ADES Merger and the Arq Share Acquisition, which proposal is referred to as the Merger Proposal;
•The proposal to approve and adopt the Certificate of Incorporation of New ADES that will be in effect after the completion, which proposal is referred to as the New ADES Charter Proposal;
•The proposal to approve, on a non-binding advisory basis, certain compensation that may be paid or become payable to certain ADES named executive officers in connection with the Transactions, which proposal is referred to as the Compensation Proposal; and
•The proposal to adjourn the ADES Special Meeting to solicit additional proxies if there are not sufficient votes to approve the Merger Proposal or to ensure that any supplement or amendment to this proxy statement/prospectus is timely provided to ADES stockholders, which proposal is referred to as the Adjournment Proposal.
ADES will transact no other business at the ADES Special Meeting. Completion of the Transactions is conditioned on, among other things, approval of the Merger Proposal.
Recommendation of the ADES Board
The ADES Board unanimously recommends that ADES stockholders vote:
•“FOR” the approval of the Merger Proposal;
•“FOR” the approval of the New ADES Charter Proposal;
•“FOR” the approval of the Compensation Proposal; and
•“FOR” the approval of the Adjournment Proposal.
See the section entitled “The Transactions—Recommendation of the Board of Directors of ADES; ADES’ Reasons for the Transaction” in this proxy statement/prospectus
Record Date
Only holders of record of issued and outstanding shares of ADES common stock at the close of business on _______, 2022, the Record Date, are entitled to receive notice of, and to vote at, the ADES Special Meeting or at any adjournments or postponements thereof.
Quorum; Required Votes and Broker Non-Votes
A quorum is necessary to hold a valid meeting. A quorum will exist at the ADES Special Meeting with respect to each matter to be considered at the ADES Special Meeting if the holders of one-third of the aggregate shares of ADES common stock issued and outstanding and entitled to vote at the ADES Special Meeting as of the Record Date are virtually present in person or represented by proxy at the ADES Special Meeting.

If you are a “street name” holder of shares of ADES common stock and you provide your bank, broker, trust or other nominee with voting instructions on at least one of the proposals brought before the ADES Special Meeting, then your shares will be counted in determining the presence of a quorum. If you are a “street name” holder of shares and you do not provide your bank, broker, trust or other nominee with voting instructions, then your shares will not be counted in determining the presence of a quorum.
Under Nasdaq rules, brokers who hold shares in a “street name” for a beneficial owner typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from the beneficial owner on how to vote. However, brokers are not allowed to exercise their voting discretion with respect to the approval of matters that Nasdaq does not deem “routine.” None of the proposals to be voted on at the ADES Special Meeting are routine under the Nasdaq rules. Consequently, your bank, broker, trust or other nominee will NOT have the power to vote your shares of ADES common stock at the ADES Special Meeting unless you provide instructions to your bank, broker, trust or other nominee on how to vote on each proposal. If you do not provide your bank, broker, trust or other nominee with voting instructions, your shares may constitute "broker non-votes." A broker non-vote occurs when a nominee holding shares for a beneficial holder does not have discretionary voting power and does not receive voting instructions from the beneficial owner. You should instruct your bank, broker, trust or other nominee on how to vote your shares with respect to the proposals, using the instructions provided by your bank, broker, trust or other nominee. You may be able to vote by telephone or through the Internet if your bank, broker, trust or other nominee offers these options.
The approval of the Merger Proposal and the New ADES Charter Proposal requires the affirmative vote of the holders of a majority of the outstanding shares of ADES common stock entitled to vote on such proposals at the ADES Special Meeting.
The Compensation Proposal requires the affirmative vote of a majority of the votes cast on such proposal at the ADES Special Meeting.
The Adjournment Proposal requires the affirmative vote of a majority of the votes cast on such proposal at the ADES Special Meeting.
The matters to be voted on at the ADES Special Meeting are described in the section entitled “ADES Proposals”.
Methods of Voting
If your shares of ADES common stock are registered in your name with ADES’ transfer agent, Computershare Trust Company, you are a stockholder of record with respect to those shares and you received printed proxy materials directly from ADES. If your shares are held in an account at a bank, broker or other nominee, you are the “beneficial owner” of such shares and the printed proxy materials were forwarded to you by that bank, broker or other nominee. In that circumstance, the bank, broker or other nominee is considered the stockholder of record for purposes of voting at the ADES Special Meeting. As a beneficial owner, you have the right to instruct the bank, broker or other nominee how to vote the shares held in your account.
If you are a stockholder of record of ADES common stock, you may vote:
•Internet— You may vote by proxy via the Internet by following the instructions provided until 11:59 p.m. Eastern Time on _______, 20__;
•Telephone— You may vote by proxy by telephone by calling the toll-free telephone number located on the proxy card or available via the Internet until 11:59 p.m. Eastern Time on _______, 20__;
•Mail— You may vote by completing, signing and returning your proxy card and returning it in the provided envelope via mail. If you vote by mail, your proxy card must be received by 11:59 p.m. Eastern Time on _______, 20__; or
•In Person—You may vote in person at the virtual ADES Special Meeting. You will be able to attend the virtual ADES Special Meeting, as well as vote during the live webcast of the meeting by visiting _______.
If you are a beneficial owner of shares of ADES common stock held in “street name”, you may submit voting instructions to your bank, broker or other nominee:

•Internet— You may vote via the Internet by following the instructions provided to you on your voting instruction form from your bank, broker or other nominee;
•Telephone— You may vote by telephone by calling the toll-free telephone number located on the voting instruction form provided by your bank, broker or other nominee or available via the Internet; or
•Mail— You may vote by completing, signing and returning the voting instruction form and returning it in the provided envelope via mail; or
•In Person—You may vote in person at the ADES Special Meeting but you must first obtain a “legal proxy” from the bank, broker or other nominee that holds your shares of ADES common stock. Please contact such broker or organization for instructions regarding obtaining a “legal proxy”.
ADES provides Internet proxy voting to allow you to vote your shares online. However, please be aware you must bear any costs associated with your Internet access, such as usage charges from Internet access providers or telecommunication companies.
Voting in Person
Only ADES stockholders as of the close of business on the Record Date or holders of a valid proxy for the meeting are entitled to attend the virtual ADES Special Meeting. Virtual attendance by stockholders of record at the ADES Special Meeting will constitute presence in person for the purpose of determining the presence of a quorum for the transaction of business at the ADES Special Meeting. You will be able to attend the ADES Special Meeting, as well as vote and submit your questions during the live webcast of the meeting by visiting _______.
Voting by Proxy
If you hold your shares directly as the holder of record, you may vote by proxy without attending the virtual ADES Special Meeting. You can vote by proxy via the Internet, by telephone or by mail by following the instructions provided in the enclosed proxy card. If you are the beneficial owner of shares held in “street name”, you should follow the instructions provided on the voting instructions form provided by your bank, broker or other nominee.
Revocability of Proxies
If you are a stockholder of record of ADES, you may change your vote or revoke your proxy at any time before your shares are voted at the ADES Special Meeting by:
•voting again by proxy via the Internet or by telephone;
•sending a proxy card dated later than your last vote;
•notifying the ADES Corporate Secretary in writing at the address listed in the section entitled “Where You Can Find Additional Information” in this proxy statement/prospectus stating that you are revoking your proxy; or
•voting in person at the virtual ADES Special Meeting.
If you are a beneficial owner of shares of ADES common stock, you must contact your bank, broker or other nominee with whom you have an account to obtain information regarding changing your voting instructions.
•Proxy Solicitation Costs
The enclosed proxy card is being solicited on behalf of the ADES Board. In addition to solicitation by mail, ADES’ directors, officers and employees may solicit proxies in person, by telephone or by electronic means. These persons will not be specifically compensated for doing this.
ADES has retained D.F. King to assist in the solicitation process. ADES will pay D.F. King a fee of approximately $25,000, as well as reasonable and documented out-of-pocket expenses. ADES also has agreed to indemnify D.F. King against various liabilities and expenses that relate to or arise out of its solicitation of proxies (subject to certain exceptions).

ADES will ask banks, brokers and other custodians, nominees and fiduciaries to forward the proxy solicitation materials to the beneficial owners of shares of ADES common stock held of record by such nominee holders. ADES will reimburse these nominee holders for their customary clerical and mailing expenses incurred in forwarding the proxy solicitation materials to the beneficial owners.
No Appraisal or Dissenters’ Rights
Under Delaware law, because ADES stockholders will have the option to elect to receive transaction consideration that consists solely of New ADES common stock, no appraisal rights are available to the holders of ADES common stock in connection with the Transactions.
•Vote of ADES’ Directors and Executive Officers
As of October 21, 2022, ADES directors and executive officers, and their affiliates, as a group, were entitled to vote or had shared power to vote a total of 2,385,897 shares of ADES common stock, or 12.48% of the total shares of ADES capital stock issued and outstanding as of October 21, 2022.
Concurrently with the execution of the Transaction Agreement, certain investment funds and entities controlled by ADES board member Gilbert Li—collectively holding 10.50% of the outstanding ADES common shares—entered into a voting and election agreement with ADES, pursuant to which, among other matters, such investment funds and entities agreed to (i) vote all of the shares of ADES which such shareholders have a right to so vote, in favor of the Transaction Agreement and Transactions and (ii) elect to receive the All-Stock ADES Consideration in the ADES Merger with respect to all of the shares of ADES which such shareholders own.
ADES currently expects that all of its other directors and executive officers will vote their shares “FOR” the approval of the Merger Proposal; “FOR” the approval of the New ADES Charter Proposal; “FOR” the approval of the Compensation Proposal; and “FOR” the approval of the Adjournment Proposal.
•Results of the ADES Special Meeting
Within four business days following the ADES Special Meeting, ADES intends to file the final voting results with the SEC on a Current Report on Form 8-K. If the final voting results have not been certified within that four business day period, ADES will report the preliminary voting results on a Current Report on Form 8-K at that time and will file an amendment to the Current Report on Form 8-K to report the final voting results within four business days of the date that the final results are certified.
•Contact Information for Questions About Voting
If you have any questions about how to vote or direct a vote in respect of your shares of ADES common stock, you may contact D.F. King, ADES’ proxy solicitor, at:
D.F. King & Co., Inc.
48 Wall Street
New York, New York 10005
Stockholders may call toll-free at (800) 755-7250.
Banks and brokers may call collect at (212) 269-5550.
ADES STOCKHOLDERS SHOULD CAREFULLY READ THIS PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY FOR MORE DETAILED INFORMATION CONCERNING THE MERGER PROPOSAL, THE NEW ADES CHARTER PROPOSAL, AND THE OTHER MATTERS TO BE VOTED ON AT THE ADES SPECIAL MEETING.

ADES PROPOSALS
PROPOSAL 1—APPROVAL OF THE MERGER PROPOSAL
This proxy statement/prospectus is being furnished to you as a stockholder of ADES as part of the solicitation of proxies by the ADES Board for use at the ADES Special Meeting to consider and vote upon a proposal to adopt the Transaction Agreement, which is attached as Annex A to this proxy statement/prospectus, and the transactions contemplated thereby, including the ADES Merger and the Arq Share Acquisition. It is a condition to completion of the Transactions that ADES stockholders approve the Merger Proposal.
The approval of the Merger Proposal requires the affirmative vote of the holders of a majority of the outstanding shares of ADES common stock entitled to vote on such proposal at the ADES Special Meeting. Failures to vote, votes to abstain, and broker non-votes will have the same effect as a vote “AGAINST” the Merger Proposal.
The ADES Board unanimously recommends you vote “FOR” the Merger Proposal

PROPOSAL 2—APPROVAL OF THE NEW ADES CHARTER PROPOSAL
ADES and Arq agreed in the Transaction Agreement that the New ADES amended and restated certificate of incorporation would be in the form attached as Annex F to this proxy statement/prospectus. Under the terms of the Transaction Agreement, the New ADES Charter would be adopted by New ADES and its stockholder and become effective immediately prior to the completion of the Transactions.
The provisions of the New ADES Charter were negotiated by the parties to the Transaction Agreement and are considered by the parties to be an integral part of the larger negotiated transaction. However, it is the position of the Staff of the SEC that ADES is required to submit to its stockholders for approval certain provisions set forth in the New ADES Charter that differ from those set forth in the ADES certificate of incorporation.
Under the Transaction Agreement, approval of the New ADES Charter by the ADES stockholders is a condition to the obligation of each of the parties to complete the Transactions. Accordingly, if ADES stockholders do not approve the New ADES Charter Proposal, ADES and Arq may determine not to complete the Transactions and instead may terminate the Transaction Agreement.
BECAUSE THE PARTIES WILL NOT BE OBLIGATED TO COMPLETE THE TRANSACTIONS UNLESS THE NEW ADES CHARTER PROPOSAL IS APPROVED. A VOTE AGAINST THE NEW ADES CHARTER PROPOSAL MAY HAVE THE SAME EFFECT AS A VOTE AGAINST THE TRANSACTIONS.
The following are the provisions set forth in the New ADES Charter that are being submitted to ADES stockholders for approval:
•a provision in the New ADES Charter that requires that certain actions and proceedings with respect to New ADES be brought in the Court of Chancery of the State of Delaware; and
•a provision in the New ADES Charter that requires certain approvals for business combinations with interested stockholder.
The ADES Board unanimously recommends you vote “FOR” the New ADES Charter Proposal.
For more information about the rights of New ADES stockholders following completion of the Transactions, and for additional information concerning the manner in which the provisions of the ADES certificate of incorporation may differ from the provisions of the proposed New ADES Charter described herein, see “Comparison of Rights of ADES Stockholders and New ADES Stockholders.” You should also carefully read the full text of the form of New ADES Charter, which is attached as Annex F to this proxy statement/prospectus.

PROPOSAL 3—APPROVAL OF THE COMPENSATION PROPOSAL
As required by Section 14A of the Exchange Act and the applicable SEC rules issued thereunder, ADES is providing its stockholders the opportunity to vote to approve, on a non-binding, advisory basis, certain compensation that may be paid or become payable to ADES’ named executive officers that is based on or otherwise relates to the business combination, as described in the section entitled “Interests of ADES’ Directors and Executive Officers in the Transactions” in this proxy statement/prospectus. Accordingly, ADES stockholders are being provided the opportunity to cast an advisory vote on such potential payments.
As an advisory vote, this proposal is not binding upon ADES or the ADES Board and approval of this proposal is not a condition to the completion of the Transactions. Because the transaction-related executive compensation to be paid in connection with the Transactions is based on the terms of the Transaction Agreement as well as the contractual arrangements with ADES’ named executive officers, such compensation will be payable, regardless of the outcome of this advisory vote, if the Transactions are consummated.
The Compensation Proposal requires the affirmative vote of the holders of a majority of votes cast on such proposal at the ADES Special Meeting. Votes to abstain, failures to vote and broker non-votes, if any, will have no effect on the Compensation Proposal.
The ADES Board unanimously recommends you vote “FOR” the Compensation Proposal

PROPOSAL 4—APPROVAL OF THE ADJOURNMENT PROPOSAL
ADES stockholders are also being asked to approve a proposal to adjourn the ADES Special Meeting to solicit additional proxies if ADES has not received proxies representing a sufficient number of shares for the approval of the Merger Proposal, or to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the ADES Board has determined in good faith after consultation with outside legal counsel is necessary under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by ADES stockholders prior to the ADES Special Meeting. If the ADES Special Meeting is adjourned, stockholders who have already submitted revocable proxies will be able to revoke them at any time prior to their exercise.
The approval of the proposal to adjourn the ADES Special Meeting if necessary or appropriate requires the affirmative vote of a majority of the votes cast on such proposal. In addition, even if a quorum is not present at the ADES Special Meeting, the affirmative vote of shares representing a majority of the shares of ADES common stock present in person or represented by proxy at the ADES Special Meeting entitled to vote on such matter may adjourn the meeting to another place, date or time. In each case, failures to vote, abstentions and broker non-votes will have no effect on approval of the Adjournment Proposal.
The ADES Board unanimously recommends you vote “FOR” the Adjournment Proposal

INFORMATION ABOUT THE PARTIES TO THE TRANSACTIONS
Advanced Emissions Solutions, Inc.
8051 E. Maplewood Ave., Ste. 210
Greenwood Village, Colorado 80111
Phone: (720) 598-3500
Advanced Emissions Solutions, Inc. is a Delaware corporation with its principal office located in Greenwood Village, Colorado and its primary operations located in Louisiana. ADES is principally engaged in the sale of consumable air and water treatment solutions including AC and chemical technologies. ADES’ proprietary technologies in its APT market segment enable customers to reduce air and water contaminants, including mercury and other pollutants, to maximize utilization levels and to improve operating efficiencies while meeting the challenges of existing and pending air quality and water regulations. ADES manufactures its AC from coal and sells AC to customers to capture and remove contaminants produced from coal-fired power, industrial and water treatment applications.
ADES’ sales occur principally in North America.
ADES common stock is listed on Nasdaq under the symbol “ADES.”
Arq Limited
30A Brook Street
London W1K 5DJ
United Kingdom
Phone: +44 20 7016 5130
Arq Limited is a public limited company incorporated in the Channel Island of Jersey, with its principal office located in London, United Kingdom, with additional offices located in Lexington and Corbin, Kentucky near its main production facility. Arq is an environmental technology company that has developed a novel process for transforming coal waste into Arq Powder that can be used as an alternative to oil and concurrently extracted coal to produce a range of carbon products. Arq intends to first sell Arq Powder as a feedstock to produce high-quality activated carbon for use in water purification. Arq’s principal executive offices are located at 30A Brook Street, London W1K 5DJ, United Kingdom, and Arq’s phone number is +44 20 7016 5130.
Additional information about Arq can be found in this proxy statement/prospectus in the section entitled “Business of Arq.” Arq’s shares are not currently listed on any domestic or international exchange.
Elbert Holdings, Inc. (to be renamed Advanced Emissions Solutions, Inc.)
c/o Advanced Emissions Solutions, Inc.
8051 E. Maplewood Ave., Ste. 210
Greenwood Village, Colorado 80111
Phone: (720) 598-3500
New ADES (which is currently named Elbert Holdings, Inc. but will be renamed Advanced Emissions Solutions, Inc. in connection with the closing of the Transactions) is a newly incorporated Delaware corporation. To date, New ADES has not conducted any material activities other than those incident to its formation and the matters contemplated by the Transaction Agreement.
It is currently expected that New ADES’ business following the Transactions will be operated through its operating subsidiaries and will initially consist of the combined assets and operations of ADES and Arq prior to the Transactions.

Elbert Merger Sub I, Inc.
c/o Advanced Emissions Solutions, Inc.
8051 E. Maplewood Ave., Ste. 210
Greenwood Village, Colorado 80111
Phone: (720) 598-3500
Merger Sub is a newly incorporated Delaware corporation and is currently a direct wholly owned subsidiary of New ADES. To date, Merger Sub has not conducted any material activities other than those incident to its formation and the matters contemplated by the Transaction Agreement.

BUSINESS OF ADES
The following discussion should be read in conjunction with the information about ADES contained elsewhere in this proxy statement/prospectus, including the information set forth in ADES’ consolidated financial statements and the related notes. Some of the information contained in this section or set forth elsewhere in this proxy statement/prospectus, including information with respect to ADES’s plans and strategy for its business, includes forward-looking statements that involve risks and uncertainties. You should read the sections titled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion.
Unless the context otherwise requires, references in this “Business of ADES” to “we,” “our, ”“us” and “the Company” refer to the business and operations of ADES and its consolidated subsidiaries prior to the Transactions.
General
ADA-ES, Inc. ("ADA"), a Colorado corporation, was incorporated in 1997. Pursuant to an Agreement and Plan of Merger, effective July 1, 2013, Advanced Emissions Solutions, Inc. ("ADES"), a Delaware company incorporated in 2011, succeeded ADA as the publicly-held corporation and ADA became a wholly-owned subsidiary of ADES. In 2018, we acquired ADA Carbon Solutions, LLC ("Carbon Solutions") as a means to enter into the broader activated carbon ("AC") market and to expand our product offerings in the mercury control industry and other applicable activated carbon markets.
We sell consumable products that utilize AC and chemical-based technologies to a broad range of customers, including coal-fired utilities, industrials, water treatment plants and other diverse markets. Our proprietary technologies and associated product offerings provide purification solutions to enable our customers to reduce certain contaminants and pollutants to meet the challenges of existing and potential future regulations.
Markets
AC is a specialized sorbent material that is used widely in a host of industrial and consumer applications to remove impurities, contaminants and pollutants from gas, water and other product or waste streams. AC is produced by activating carbonaceous raw materials, including wood, coal, nut shells, resins and petroleum pitch. Properties such as surface area, pore volume, surface chemical functionalities and particle size can be specifically engineered to selectively target various contaminants to meet end-use application requirements. AC can come in several different forms that are important for the end-use application, including powdered activated carbon ("PAC"), granular activated carbon ("GAC"), pellets, honeycombs, blocks or cloths.
Key markets include removal of pollutants from coal-fired electrical generation and other industrial processes, treatment of drinking and waste waters, industrial acid gas and odor removal, automotive gasoline emission control, soil and ground water remediation and food and beverage process and product purification.
Demand for AC products has been, and is expected to continue to be, driven by increasing environmental regulations pertaining to water and air purification, especially in the developed and more industrialized areas of the world. Additionally, we believe environmental issues will continue to drive demand for AC in rapidly developing countries.
We see opportunities and are continuing to pursue diverse markets for our purification products outside of coal-fired power generation, including industrial applications, water treatment plants and other end markets. In addition, we see significant opportunities emerging in the soil, sediment and groundwater treatment markets. Increased environmental attention has been drawn to the monitoring and treatment of heavy metals, organic and inorganic compounds in groundwater to improve overall drinking water quality across North America. Activated carbon, in various forms, has and will continue to play a key role in these remediation efforts.
Our products are used to purify contaminated liquid and gas streams from a variety of industrial sources including coal-fired power plants and waste-water treatment plants, among others. Most of the North American coal-fired power generators installed equipment to control air pollutants, such as mercury, prior to or since the inception of the Mercury and Air Toxics Standards ("MATS"). However, many power generators need consumable products to complement the operation of installed equipment on a recurring basis to chemically and physically capture mercury and other contaminants. AC has been adopted as the most widely-used technology to capture mercury due to product efficiency and effectiveness and currently accounts for the majority of the mercury control consumables in the North American market. We offer AC and other chemical products and work with customers as they develop and implement a compliance control strategy that utilizes the consumables solutions that fit with their unique operating and pollution control configuration.
For the purification of water, AC has also been used in the treatment of drinking water, wastewater, contaminated soil and groundwater to adsorb compounds causing unpleasant taste and odor and other contaminants. Both industrial and municipal wastewater treatment plants have deployed the use of AC in their treatment processes. Groundwater contamination has become a matter of increasing concern to federal and state governments as well as to the public, especially over recent years. The U.S. AC market may see significant growth from water purification markets, especially if future regulations are passed controlling certain chemicals in drinking water. At present, individual states are primarily responsible for the protection of groundwater. The existing technologies for treatment, including removal of the soil for external treatment or landfill, pumping the groundwater above surface for treatment and/or installing treatment trenches or barriers, are expensive and may have complicated life-cycle management requirements. An emerging technology generating increasing interest by site engineering firms and owners is injecting highly engineered ACs into the subsoil, also described as "in situ" treatment, to intercept the contamination plume or to treat the groundwater. In response to this market opportunity, in late 2021, we developed a new Colloidal Carbon Product platform, FluxSorb ISTM, that is currently in the process of or planning stages of in-field testing at multiple contaminated soil and groundwater remediation treatment sites.
Coal-fired power plants continue to be a significant, though declining, source of electricity in the U.S. Demand for our AC products related to coal-fired electricity generation is dependent on the availability and cost of alternative energy sources, such as natural gas, solar and wind energy. We see opportunities to continue pursuing diverse markets for our purification products outside of coal-fired power generation, including industrial applications, water treatment plants and other markets. We believe the Supply Agreement with Cabot Norit Americas, Inc. (“Norit”), as discussed below, will drive adoption of our AC products by customers in some of those diverse end-markets.
Sales and Customers
Sales of consumables are primarily made by the Company’s employees to a range of end customers, including coal-fired utilities, industrial companies, water treatment plants and other customers. Our AC sales are generally made under requirements-based contracts ranging from one to five years. Our chemical product sales are generally made on a purchase order by purchase order basis. Revenues from our top three customers comprised approximately 36% of our consolidated consumables revenues for the nine months ended September 30, 2022, and the loss of any of these customers would have a material adverse effect on our operating results.
Norit Supply Agreement
On September 30, 2020, we and Norit entered into a supply agreement (the "Supply Agreement") pursuant to which we agreed to sell and deliver to Norit, and Norit agreed to purchase and accept from us, certain lignite-based activated carbon products ("Furnace Products"). The term of the Supply Agreement is for 15 years with 10-year renewal terms that are automatic unless either party provides three years prior notice of intention not to renew before the end of any term.
We believe the Supply Agreement will continue to provide material incremental sales volume and lower fixed operating costs on a per unit basis for our manufacturing plant located in Louisiana (the "Red River Plant"). Further, the Supply Agreement has expanded distribution of our AC products to additional markets outside of those we have traditionally served.
On February 1, 2021, we and a subsidiary of Cabot Corporation, Cabot Norit Nederland B.V. ("Cabot Corporation"), which was subsequently sold to Norit, entered into a five-year supply agreement ("EMEA Supply Agreement") to supply Cabot Corporation with lignite activated carbon products and other proprietary products used for mercury removal in utility and industrial coal-fired power plants in the EMEA market (as defined below). Cabot Corporation will be the exclusive and sole reseller of these products within Europe, Turkey, the Middle East and Africa ("EMEA"), and we will have a first right to provide the products to Cabot for sale in the EMEA market.

Competition
Our primary competitors for consumable sorbent products include Norit, owned by One Equity Partners, Calgon Carbon, a subsidiary of Tokyo Stock Exchange listed Kuraray Co., Ltd., Donau Carbon Company, Midwest Energy Emissions Corp. (MEEC) and Nalco Holding Company, a subsidiary of Ecolab Inc. (ECL).
Raw Materials
The principal raw material we use in the manufacturing of AC is lignite coal, which is readily available. We supply 100% of the lignite coal through our ownership of the Five Forks Mine ("Five Forks") to fulfill customer orders. Five Forks is operated for us by a subsidiary of the North American Coal Company. We may also periodically purchase various ACs to supplement our inventory levels or to produce various products to serve certain AC markets.
We purchase various additives utilized in the production of AC. The manufacturing of AC is dependent upon these various additives that are subject to price fluctuations and supply constraints. In addition, the number of suppliers who provide the necessary additives needed to manufacture our ACs is limited. We purchase these additives through supply agreements or spot purchases with the producers. Supply agreements with these producers are generally renewed on an annual basis.
We also purchase additives that are included in certain chemical products for resale to our customers through contracts with suppliers. The manufacturing of these consumable products is dependent upon certain discrete additives that are subject to price fluctuations and supply constraints. In addition, the number of suppliers who provide the necessary additives needed to manufacture our chemical products are limited. Supply agreements with these producers are generally renewed on an annual basis.
Operations
We own and operate the Red River plant which is located in Louisiana. We also lease land in which operate a manufacturing and distribution facility located in Louisiana. Additionally, we have sales, product development and administrative operations located in Colorado.
Research and Development Activities
We have conducted research and development directed towards product development related to the Supply Agreement and other markets. During the nine months ended September 30, 2022 and year ended December 31, 2021, we incurred expenses of $0.3 million and $0.4 million, respectively.
Legislation and Environmental Regulations
Our products and services are used for the reduction of pollutants and other contaminants. Legislation and regulation limit the amount of pollutants and other contaminants permitted and may increase the need for our product. Below is a summary of the primary legislation and regulation that affects the market for our products.
U.S. Federal Mercury and Air Toxic Standards ("MATS") Affecting Electric Utility Steam Generating Units
The U.S. Environmental Protection Agency ("EPA") final "MATS Rule" went into effect in April 2012. The EPA structured the MATS Rule as a Maximum Achievable Control Technology-based ("MACT-based") hazardous pollutant regulation applicable to coal and oil-fired Electric Utility Steam Generating Units ("EGU"), which generate electricity through steam turbines and have a capacity of 25 megawatts or greater, and provide for, among other provisions, control of mercury, control of acid gases such as hydrochloric acid and other Hazardous Air Pollutants ("HAPs"). Approximately 1,260 units in the U.S. were coal-fired EGUs when the rule was enacted. According to our estimates, the MATS Rule sets a limit that we believe requires the capture of 80-90% plus of the mercury in the coal burned in electric power generation boilers as measured at the exhaust stack outlet for most plants. The MACT standards are also known as National Emission Standards for Hazardous Air Pollutants ("NESHAP"). Plants generally had four years to comply with the MATS Rule, and implementation of the MATS Rule is now largely completed. We estimate that 52% of the coal-fired units that were operating in December 2012 when the MATS Rule was finalized have been permanently shut down, leaving approximately 469 units in operation in the U.S. as of September 30, 2022.

In April 2017, a review by the U.S. Court of Appeals for the D.C. Circuit (the "D.C. Circuit") of a 2016 'supplemental finding' associated with the cost benefit analysis of the MATS Rule conducted by the EPA was stayed at the request of the Trump Administration. The court case continues to be stayed indefinitely. In May 2020, the EPA reconsidered and withdrew its 2016 "supplemental finding" associated with the cost benefit analysis of the MATS Rule. In this action, EPA found that it was not "appropriate and necessary" to regulate HAPs emissions from coal- and oil-fired EGUs. However, the EPA expressly stated that the reconsideration neither removed coal- and oil-fired EGUs from the list of sources that must comply with the MATS rule, nor rescinded the MATS Rule, which has remained continuously in effect. ADES joined a number of parties in seeking review of this EPA action before the D.C. Circuit. President Biden identified EPA’s withdrawal of the supplemental finding as one of the actions to be reviewed for conformity with Biden Administration policy, and in February 2021, the Biden Administration moved that the pending judicial review of the supplemental finding withdrawal be held in abeyance. On February 9, 2022, the EPA published a new proposed rule revoking the May 2020 withdrawal of the 2016 supplemental finding and affirming that it is "appropriate and necessary" to regulate HAP emissions from coal- and oil-fired EGUs, which is currently pending. The D.C. Circuit granted the Biden Administration’s motion, and this appeal also is now in abeyance. The MATS Rule remains in effect.
State Mercury and Air Toxics Regulations Affecting EGUs
In addition, certain states have their own mercury rules that are similar to or more stringent than the MATS Rule. Coal-fired electricity generating units in the U.S are subject to consent decrees that require the control of acid gases and particulate matter, in addition to mercury emissions.
U.S. Federal Industrial Boiler MACT
In January 2013, the EPA issued the final set of adjustments to the MACT-based air toxics standards for industrial boilers, including mercury, particulate matter and acid gas emission limits. Existing boilers typically had until January 31, 2017 to comply with the rule. On December 1, 2014, the EPA announced the reconsideration of the industrial boiler MACT ("IBMACT") and proposed amendments to the version published January 31, 2013, representing technical corrections and clarifications. The proposed amendments do not affect the applicability of the final rule.
The EPA estimated that approximately 600 coal-fired boilers will be affected by IBMACT, in industries such as pulp and paper. Our estimates, based on conversations with plant operators, suggest that most of the affected plants have either shut down or switched fuels to natural gas to comply with the regulation.
Effluent Limitation Guidelines
In 2015, the EPA set the first federal limits known as effluent limitation guidelines ("ELGs") on the levels of toxic metals in wastewater that can be discharged from power plants. The final rule requires, among other things, zero discharge for fly ash and bottom ash transport water, and limits on mercury, arsenic, selenium, and nitrate from flue gas desulfurization ("FGD") wastewater. In September 2017, the EPA finalized a rule that delayed the original compliance deadlines for certain wastewater streams from November 2018 to November 2020, with the possibility that plants would not need to comply until December 2023 with state approval. In April 2019, the U.S. Court of Appeals for the Fifth Circuit struck down the EPA’s ELGs that apply to leachate wastewater and "legacy wastewater," and directed the EPA to revise the limits on the levels of toxic metals in those wastewater streams. In November 2019, the EPA proposed to revise the ELGs for bottom ash and FGD wastewater. The final rule, published in the Federal Register on October 13, 2020 and effective on December 14, 2020, does not directly regulate halogens. It does, however, propose to establish a voluntary incentives program for the removal of certain halides. In many (though not all) of the proposed treatment options that the EPA is considering, selenium in FGD wastewater would be regulated. Some halogens may impact the effectiveness of biological wastewater treatment systems that are often used for the removal of selenium. On August 3, 2021, the EPA initiated a supplemental rule-making initiative to strengthen certain discharge limits and intends to issue a proposed rule for public comment in Fall of 2022.

Additional U.S. Legislation and Regulations
In 2015, the EPA finalized rules to reduce greenhouse gases ("GHGs") in the form of the Clean Power Plan ("CPP"), which established guidelines for states to follow in developing plans to reduce GHG emissions from fossil fuel-fired power plants. Under the CPP, states were required to prepare "State Plans" to meet state targets based on emission reductions from affected sources. The CPP was challenged by multiple states in the D.C. Circuit. The CPP was stayed by the U.S. Supreme Court. The D.C. Circuit held the CPP litigation in abeyance until April 28, 2017, and dismissed the case once the EPA repealed the CPP in July 2019.
The EPA repealed the CPP and replaced it with the Affordable Clean Energy ("ACE") rule, which established guidelines for states to follow in developing plans to reduce GHG emissions from fossil fuel-fired power plants. ACE also requires states to prepare State Plans and prescribes that they must be based on heat rate improvements at affected plants. Numerous states, power companies and non-governmental organizations challenged the ACE rule in the D.C. Circuit, which vacated the ACE rule on January 19, 2021. On February 12, 2021, EPA stated that neither the ACE or CPP regulations were in place with respect to GHGs for fossil fuel-fired power plants.
International Regulations
There are various international regulations related to mercury control. In Canada, the Canada-Wide Standard was initially implemented in 2010, with increasingly stringent limits through 2020 and varying mercury emissions caps for each province. China and Germany both have limits for mercury emissions that are less stringent than U.S. limits and are typically met using co-benefits from other installed air pollution control equipment designed to control other pollutants. In May 2017, the EU ratified the Minimata Convention on Mercury, triggering mercury control regulations with implementation starting in 2021. Specific emissions limits for dust, nitrogen oxides (NOx), sulfur dioxide (SO2), mercury and particulate matter (PM) are currently being developed guided by the best available technologies reference ("BREF") document for limiting stack emissions and liquid effluents from industrial processes. The BREF conclusions for large coal-fired electricity generating units were adopted by the European Commission in July 2017.
Based on the existing and potential regulations, we believe the international market for mercury control products may expand in the coming years. We believe the EMEA Supply Agreement with Cabot will help facilitate positioning our patent portfolio and existing commercial products in the EMEA region.
Mining Environmental and Reclamation Matters
Federal, state and local authorities regulate the U.S. coal mining industry with respect to matters such as employee health and safety and the environment, including the protection of air quality, water quality, wetlands, special status species of plants and animals, land uses, cultural and historic properties and other environmental resources identified during the permitting process. Reclamation is required during production and after mining has been completed. Materials used and generated by mining operations must also be managed according to applicable regulations and law.
The Surface Mining Control and Reclamation Act of 1977 ("SMCRA"), establishes mining, environmental protection, reclamation and closure standards for all aspects of surface mining. Mining operators must obtain SMCRA permits and permit renewals from the Office of Surface Mining (the "OSM") or from the applicable state agency if the state agency has obtained regulatory primacy. A state agency may achieve primacy if the state regulatory agency develops a mining regulatory program that is no less stringent than the federal mining regulatory program under SMCRA. The Five Forks Mine operates in Louisiana, which has achieved primacy and issues permits in lieu of the OSM. The Marshall Mine operates in Texas, which has also achieved primacy and issues permits in lieu of the OSM.
Mine operators are often required by federal and/or state laws, including SMCRA, to assure, usually through the use of surety bonds, payment of certain long‑term obligations including mine closure or reclamation costs, federal and state workers’ compensation costs, coal leases and other miscellaneous obligations. Although surety bonds are usually noncancelable during their term, many of these bonds are renewable on an annual basis and collateral requirements may change. As of September 30, 2022, we posted a surety bond of approximately $7.5 million for reclamation of the Five Forks Mine and $16.6 million for the reclamation of Marshall Mine.

Patents
As of September 30, 2022, we held 85 U.S. patents and 11 international patents that were issued or allowed, 12 additional U.S. provisional patents or applications that were pending, and two international patent applications that were either pending or filed relating to different aspects of our technology. Our existing patents generally have terms of 20 years from the effective date of filing, with our next patents expiring beginning in 2023.
Seasonality of Activities
The sale of our consumable products depends on the operations of the power generation units, industrial facilities and water treatment plants in which the applicable consumables are provided. Power generation is weather dependent, with electricity and steam production varying in response to heating and cooling needs. Additionally, power generating units routinely schedule maintenance outages in the spring and/or fall depending on the operation of the boilers. During the period in which an outage may occur, which may range from one week to over a month, no consumables are used, and our sales may be correspondingly reduced.
The sale of our AC products for water purification depends on demand from municipal water treatment facilities where these products are utilized. Depending on weather conditions and other environmental factors, the summer months historically have the highest demand for PAC, as one of the major uses for PAC is for the treatment of taste and odor episodes caused by increased degradation of organic contaminants and natural materials in water during the summer.
Safety, Health and Environment
Our operations are subject to numerous federal, state, and local laws, regulations, rules and ordinances relating to safety, health, and environmental matters ("SH&E Regulations"). These SH&E Regulations include requirements to maintain and comply with various environmental permits related to the operation of many of our facilities, including mine health and safety laws required for continued operation of the Five Forks Mine.
Employees
As of September 30, 2022, we employed 150 personnel, 27 in Colorado and 123 in Louisiana, all of which were employed full-time.
Available Information
Our periodic and current reports are filed with the Securities and Exchange Commission ("SEC') pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and are available free of charge within 24 hours after they are filed with, or furnished to, the SEC at the Company’s website at www.advancedemissionssolutions.com. The filings are also available through the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 or by calling 1-800-SEC-0330. Alternatively, these reports can be accessed at the SEC’s website at www.sec.gov. The information contained on our website shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the "Securities Act") or the Exchange Act.

BUSINESS OF ARQ
The following discussion should be read in conjunction with the information about Arq contained elsewhere in this proxy statement/prospectus, including the information set forth in Arq’s consolidated financial statements and the related notes. Some of the information contained in this section or set forth elsewhere in this proxy statement/prospectus, including information with respect to Arq’s plans and strategy for its business, includes forward-looking statements that involve risks and uncertainties. You should read the sections titled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion. Unless the context otherwise requires, all references in this section to “Arq”, “we,” “us” or “our” refer to the business of Arq Limited, and its subsidiaries prior to the consummation of the Transactions, which will be the business of the post-combination company and its subsidiaries following the consummation of the Transactions.

Arq’s Corbin site – 2020	Concept for productive future land use*
*Note: Illustrative only and not an actual photo
The Company
Arq is an environmental technology company that has developed a novel process for transforming coal waste into a purified, microfine carbon powder (“Arq Powder”) that can be used as an alternative to oil or in-ground mined coal to produce a range of carbon products.
Arq, through completion of the Transactions, intends to first sell Arq Powder as a feedstock to produce high-quality activated carbon for use in water and air purification markets. Activated carbon produced from Arq Powder has several advantages, including high performance in removing harmful chemicals, a competitive production cost, and an enhanced environmental footprint.
Arq expects that similar advantages could be achieved in other large markets and Arq has developed a portfolio of additional product opportunities including using Arq Powder as a component for asphalt, rubber composites, power generation and marine fuels.
Coal waste is a by-product of coal mining stored in hazardous tailing ponds all over the world. Arq estimates that there are more than one billion tons of unremediated coal waste in North America across thousands of abandoned mine sites, representing over $11.5 billion of unfunded liabilities. The Arq technology can economically reprocess this waste to mitigate legacy environmental liabilities and reclaim unproductive land for commercial and community use.

Arq has constructed its maiden production facility at a large coal waste site in Corbin, Kentucky, which has a nameplate capacity of 100,000 tons per annum of Arq Powder. Arq’s process is largely mechanical and uses “off-the-shelf” equipment, which is assembled in a novel configuration. The mechanical process and use of waste feedstock provides for efficient production and the modular design enables scalability and replication at new sites.
There is no known product that is exactly comparable to Arq Powder on the market today, and Arq believes it has developed a significant amount of technical and operational know-how, which in conjunction with an extensive IP portfolio creates material barriers to entry and competitive advantages.
The application of Arq’s technology has several key potential environmental benefits: it enables the remediation of waste land, displaces native coal production while producing valuable products, and Arq’s products may also have a lower environmental impact than conventional alternatives because Arq Powder is derived from reclaimed waste.
Corporate Information
Arq Limited is a public limited company founded in 2010 and incorporated in the Channel Island of Jersey in accordance with the provisions of the Companies (Jersey) Law 1991, as amended. The address of the principal executive office is 30A Brook Street, London W1K 5DJ, United Kingdom. Additional offices are located in Lexington and Corbin, Kentucky in the United States, near where the main production facility is situated.
The founder and Chief Executive Officer of Arq Limited is Mr. Julian McIntyre of McIntyre Partners, an investment firm based in London, United Kingdom.

Arq’s Corbin, KY Production Facility
The Strategy
Arq processes coal mining waste and applies patented technology to produce a purified microfine carbon powder, which has applications in a broad range of carbon products. Arq Powder has unique properties, including low levels of impurities and small average particle size, which when used as a feedstock to produce certain carbon products may provide for advantages compared to coal or oil-based feedstocks in terms of cost and performance.
There are two components to Arq’s go-to-market strategy: (i) launch Arq Powder into a niche specialty market where the benefits of Arq Powder can be readily exploited, prior to expansion into larger adjacent carbon products markets and (ii) partner with established operators in each of Arq’s target markets, to benefit from pre-existing value-add manufacturing and distribution networks to accelerate market adoption of Arq Powder.

The planned production of activated carbon using Arq Powder as feedstock represents an attractive entry market. Arq Powder can be used to produce granular activated carbon (“GAC”), a high value product used for both water and air purification, that is typically produced from bituminous coal. GAC produced from Arq Powder has several advantages, including high performance in removing harmful chemicals, a competitive production cost, and an enhanced environmental footprint.
The proposed transaction between Arq and ADES brings together Arq’s unique feedstock with ADES’ world-class production facilities and distribution network to launch a superior GAC product with significant competitive advantage.
Arq intends to replicate this model in other, larger markets through Arq’s and ADES’ existing facilities. Adjacent industrial applications include using Arq Powder as a component for asphalt and rubber composites. Arq has already undertaken market testing and identified potential distribution partners for these products.
In the long term, Arq believes there is the opportunity to build larger plants, both in the U.S. and internationally, targeting a broader range of commodity markets, including marine and industrial fuels.
History
The Arq business was established in 2015 with the goal of designing a manufacturing process for reprocessing coal waste to produce a carbon product for sale into various commodity and specialty chemical markets. The Arq team undertook extensive testing and development of novel processing techniques to remove impurities from coal waste and by 2017 had both designed the basic manufacturing technology and produced first samples of Arq Powder. Initial testing of Arq Powder demonstrated suitability to be used as a blending feedstock for oil products, and as a direct replacement for coal in certain market applications.
In 2017, Arq began large scale testing of various market opportunities, including blending Arq Powder with residual fuel oil for power generation and as a marine fuel, and was granted its first patent in the United States for fuel oil blends.
In 2018, the company entered into strategic relationships and investment agreements with Peabody Energy, Vitol, and Mitsubishi Corporation as part of a financing to commence construction at the first production site at Corbin, Kentucky.
By 2020, Arq had confirmed the commercial viability of Arq Powder as a blending feedstock for fuel oil used in power generation through combustion tests conducted at the University of North Dakota. Mechanical completion of the Corbin plant was achieved in the same year and a $10 million loan facility was entered into with the United States Department of Agriculture.
At the same time, the company began to explore using Arq Powder to produce various specialty carbon products, including activated carbon, and as an additive for asphalt and rubber composites. In 2021, Arq filed patents for use of Arq Powder in binder pitch, asphalt and activated carbon applications. In particular, extensive testing demonstrated that an Arq Powder derived activated carbon product could effectively remove various chemical impurities including taste and odor causing compounds from water, marking a breakthrough in the application of Arq Powder for use as an activated carbon feedstock, replacing mined coal. Arq signed a technical cooperation agreement and offtake with Hafnia Tankers, operators of one of the world’s largest shipping fleets, to provide marine fuel blends using Arq Powder
In 2021, the opportunity to accelerate Arq’s market entry into activated carbon was identified through a partnership with ADES, which led to the entrance into the Transaction Agreement with ADES.
Arq’s Products and Markets
Arq believes Arq Powder is a more sustainable alternative for existing mined or extracted carbon and hydrocarbon products, typically derived from petroleum or coal. Given the increasing scrutiny of the environmental footprint of products derived from fossil fuels, the value proposition of Arq Powder lies in being able to deliver a lower environmental footprint without sacrificing product performance, which translates into a valuable competitive advantage. Arq believes that this competitive advantage is sustainable, given Arq’s patent protected product portfolio (covering 84 patents and applications worldwide).

Target end-markets for Arq’s products include two key areas:
•Materials: Arq intends to initially provide Arq Powder as a raw material in ADES’ production technology for making activated carbon. Additionally, Arq Powder can be sold as a carbon filler for rubber composites and as a component for asphalt, with a longer-term goal of expanding into other carbon products, such as synthetic graphite. These products utilizing Arq Powder are expected to have a lower carbon footprint compared to similar products utilizing conventional materials – for example, Arq estimates that CO2e emissions for Arq Powder-derived activated carbon are estimated to be approximately 40% lower for equivalent product performance and 80% lower for Arq Powder as an alternative filler in the manufacture of rubber composites.
•Fuels: In the medium term, Arq intends to expand the use of Arq Powder beyond materials, as a blending component in residual fuel oil for marine and utility fuels, which are expected to have a lower cost and improved environmental footprint. A life-cycle analysis by an independent environmental consultancy calculated that Arq Powder delivers a 42% reduction in Stage 1 & 2 CO2e emissions compared with conventionally produced refined fuel oils.
To access these markets, Arq is developing partnerships and potential customers as follows:
•Materials: Arq is working with various established market channels, including ADES for activated carbon and Vitol for asphalt blends and has approached multiple end customers for each product. Arq is also in discussions with a leading compounder of rubber composites and a tire manufacturer as a potential end customer for the use of Arq Powder in rubber applications.
•Fuels: In the longer-term, Arq intends to explore selling Arq Powder as a blend with residual fuel oil for sale into power generation and marine markets. Arq has worked with Vitol since 2018 to develop these markets and has identified a site for a manufacturing plant co-located with existing Vitol facilities in Johor, Malaysia, with direct access to the large Singapore fuel oil market.
Upon the closing of the Transactions, Arq’s plant in Corbin, Kentucky will be used to produce feedstock for ADES’ Red River activated carbon plant, as well as providing Arq Powder for other markets such as asphalt and rubber composites. First commercial-scale production at Corbin is forecasted to begin in 2023.
Industry Background
Arq was established to address the global problem of coal waste, which represents a significant environmental liability with few viable solutions for rehabilitation.
Coal waste is a by-product of coal mining stored in hazardous tailing ponds all over the world. Coal fines, which comprise a significant proportion of coal waste, are small particles of coal that are discarded during the mining and preparation process. While coal fines offer a plentiful and potentially economic supply of hydrocarbons, they are generally discarded by the mining industry because they are difficult to store, transport and sell.
Today, Arq estimates there to be more than one billion tons of unremediated coal waste in North America, across thousands of abandoned mine sites, representing over $11.5 billion of unfunded liabilities. Beyond the United States, there are estimated to be more than 50 billion tons of coal waste globally.
By using waste as feedstock, Arq can achieve lower manufacturing costs compared to conventional products which it replaces, and can enhance the environmental impact of its end-products because its production requires no new mining or extraction of hydrocarbons. This results in significant global warming emissions savings compared to conventional hydrocarbons.
In its natural state, coal fines waste typically contains high levels (often more than 50%) of ash-forming contaminants that would render it unsuitable for use as a substitute for oil products or mined coal in the manufacture of products including activated carbon, rubber composites, asphalt and fuel oil blends.
Arq’s approach is unique within the energy industry. Arq reduces the particle size of waste by approximately a hundred-fold to a microfine carbon powder. This enables the efficient separation of carbon material from inorganic ash forming contaminants using a simple, mechanical process to create a product that has low inorganic impurities. The high purity and small particle size of Arq Powder enable its use in a wide range of applications.

In activated carbon applications, Arq Powder's microfine characteristics and low impurities mean that it can be formed into shapes that can be handled and activated into durable, high surface area GAC. GAC typically sells at a higher price point compared to powder activated carbon (“PAC”) but requires a feedstock with very specific criteria for purity and particle size, which are met by Arq Powder.
Arq and ADES have demonstrated that Arq Powder can be shaped and successfully activated using existing equipment, technology, and knowhow. In the United States, the availability of feedstock for GAC manufacture is limited as it is either supplied by specialty mined coal which is in short supply, or coconut husks which need to be imported.
One of the key reasons for the proposed transaction is that Arq Powder has the potential to open markets and applications for ADES which were previously inaccessible to the lignite-based products made by ADES today. In addition, the acquisition of Arq enables ADES to have a fully integrated supply chain in both its main product lines – bituminous GAC (through Arq) and PAC (through the Five Forks lignite mine) – which ensures security of supply and better control of operating costs.
Based on tests conducted to date, Arq and ADES believe the technical characteristics of Arq Powder derived GAC will produce superior product performance in certain market applications. Based on such tests, ADES and Arq also believe activated carbon product derived from Arq Powder will perform better than commercially available GAC in water purification applications.
Significant additional addressable market opportunities have been identified by ADES and initial responses from customer trials have been positive. Test and qualification work will be continued ahead of entering into customer contracts.
Arq’s Technology and Process
Arq’s design philosophy is to combine “off-the-shelf” technologies in each module of its process in a novel configuration, to minimize new technology risk, and to ensure that the process creates products that are patentable (as evidenced by Arq’s portfolio of 84 patents and applications worldwide).
Arq’s process at Corbin takes coal waste feedstock and converts it into a cake. If the Transactions are consummated, this cake will be transported to the Red River facility where it will be dried, granulated, charred, and activated.

The below diagram presents a high-level description of the process flow at Arq’s Corbin plant.

Sales and Marketing Plan
If the Transactions are consummated, following the expected completion of the first charring circuit at the Red River plant in 2024, a portion of Corbin production will be sent to Red River for the manufacture of GAC, with the rest being sold into asphalt and rubber composite applications. Sales of Arq Powder derived GAC will be led by the existing team at ADES, who have extensive relationships and expertise in this sector.
In parallel, Arq intends to use excess production at Corbin to develop the market for asphalt and rubber composites. Arq is currently working with Vitol for asphalt distribution and has approached multiple end customers. Arq is also in discussions with a large compounder of rubber composites and a tire manufacturer as a potential end customer, for the use of Arq Powder in rubber applications.
In the longer term, Arq intends to explore selling Arq Powder as a blend with residual fuel oil for sale into power generation and marine markets. Arq has worked with Vitol since 2018 to develop these markets and has identified a site for a manufacturing plant collocated with existing Vitol facilities in Johor, Malaysia, with direct access to the large Singapore fuel oil market.
Arq’s Intellectual Property
As of the date of this proxy statement/prospectus, Arq had been issued 21 U.S. and foreign patents, with 63 pending patent applications that are owned by Arq, including 6 U.S. patents, 3 South Korean patents, 2 Australian patents, 2 Singaporean patents, 2 Russian patents, 2 Indonesian patents, 1 Indian patent, 1 South African patent and 1 Colombian patent. As shown in the table below, Arq’s pending patent applications and issued patents span a variety of products and processes, including: fuel oil composition containing solid hydrocarbonaceous and carbonaceous particles; processes for fractionated product from crude oil containing solid hydrocarbonaceous particles; road asphalt feedstock; activated carbon feedstock; anode binder pitch feedstock; needle coke feedstock; delayed coker feedstock; battery graphite feedstock; purified coal product process; and process for blending purified coal products with oils, including bio-components. Arq’s 21 issued patents have a range of expiration dates, as further detailed further in the table below.

Country	Application/Patent No.	Description	Issue Date/Status	Expiration Date
Australia	2017246680	Solid-liquid crude oil compositions and fractionation processes thereof	20/05/2021 Issued	4/4/2037
Indonesia	PID201804912 / IDP000076116	Solid-liquid crude oil compositions and fractionation processes thereof	12/4/2021 Issued	4/4/2037
India	201817029523 / 393248	Solid-liquid crude oil compositions and fractionation processes thereof	28/03/2022 Issued	4/4/2037
South Korea	1020207017301 / 10-2362954	Solid-liquid crude oil compositions and fractionation processes thereof	10/2/2022 Issued	4/4/2037
South Korea	1020217022370/10-2417784	Solid-liquid crude oil compositions and fractionation processes thereof	1/7/2022 Issued	4/4/2037
Russia	2018123758 / 2725775	Solid and Liquid Crude Oil Compositions and Methods	6/7/2020 Issued	4/4/2037
Singapore	11201807293R	Solid-liquid crude oil compositions and fractionation processes thereof	28/09/2020 Issued	4/4/2037
United States	15/981362/ 10676676	Solid-liquid crude oil compositions and fractionation processes thereof	9/6/2020 Issued	4/4/2037
United States	15981372 / 11319492 US11319492B2	Solid-liquid crude oil compositions and fractionation processes thereof	3/5/2022 Issued	4/4/2037
Australia	2021200237	Solid-liquid crude oil compositions and fractionation processes thereof	Allowed 06/09/2022; awaiting issuance	4/4/2037
Australia	2017246679	Fuel oil / particulate material slurry compositions and processes	11/11/2021 Issued	4/4/2037
Indonesia	PID201804937 / IDP000075149	Fuel oil / particulate material slurry compositions and processes	17/02/2021 Issued	4/4/2037
South Korea	10-2018-7022019 / 10-2110063	Fuel oil / particulate material slurry compositions and processes	6/5/2020 Issued	4/4/2037
Russia	2018123748 / 2710378	Petroleum fuel compositions and methods	26/12/2019 Issued	4/4/2037
Singapore	11201807294Q	Fuel Oil / Particulate Material Slurry Compositions And Processes	14/12/2020 Issued	4/4/2037
United States	15/284995 / 9777235	Fuel oil compositions and processes	3/10/2017 Issued	4/10/2036
United States	16/082678 / 11286438	Fuel oil / particulate material slurry compositions and processes	29/03/2022 Issued	4/4/2037
United States	16/999530 / 11254886	Fuel oil / particulate material slurry compositions and processes	22/02/2022	4/4/2037
United States	17/279780 / 11407953	Processes for utilization of purified coal compositions as a chemical and thermal feedstock and cleaner burning fuel	9/8/2022 Issued	27/9/2039
Colombia	NC2018/0009147 / 39885	Fuel oil / particulate material slurry compositions and processes	28/03/2022 Issued	4/4/2037
South Africa	2018/05783	Solid-liquid crude oil compositions and fractionation processes thereof	28/07/2021 Issued	4/4/2037

Arq also enforces its intellectual property across trademark, copyright, and trade secret matters to protect its intellectual property.
Government Regulations
Arq’s development and production processes involve the use, generation, handling, storage, transportation and disposal of potentially hazardous chemicals and biological materials. Arq is subject to a variety of federal, state, local and international laws, regulations and permit requirements governing the use, generation, manufacture, transportation, storage, handling and disposal of these materials in the U.S. and other countries where Arq operates or may operate or sell products in the future. These laws, regulations and permits can require expensive fees, pollution control equipment or operational changes to limit actual or potential impact of technology on the environment. Violation of these laws could result in significant fines, civil sanctions, permit revocation or costs from environmental remediation. Arq is of the opinion that it is currently in material compliance with applicable environmental regulations and permitting. However, future developments including commencement of commercial manufacturing of one or more of products, requiring more stringent environmental regulation, policies and enforcement, the implementation of new laws and regulations or the discovery of unknown environmental conditions may require expenditures that could have a material adverse effect on business, results of operations or financial condition. Arq may incur significant costs complying with environmental laws and regulations, and failure to comply with these laws and regulations could expose us to significant liabilities.
The production of carbon and hydrocarbon-focused products is subject to laws and regulations in many countries. Arq expects to encounter regulations in most if not all of the countries in which it may seek to make products, however, the scope and nature of these regulations will likely be different from country to country. If Arq cannot meet the applicable requirements in countries in which Arq intends to use or produce products, then the business will be adversely affected.
Arq’s products may be subject to regulation by government agencies in target markets. Arq’s fuel products are subject to regulation by various government agencies. In the U.S., this includes the EPA and the various State-based Air Resources Boards. Arq may not be able to obtain regulatory approval for its products.
Research & Development
Arq’s research and development organization is comprised of four full time employees and consultants and 16 part-time consultants, 14 of whom hold Ph.Ds. Technology development is focused primarily on enhancing the performance of Arq’s portfolio of products and developing new applications of Arq Powder that can be readily commercialized. Arq’s research and development expenditures were approximately $3.0 million and $4.0 million for the fiscal years 2020 and 2021 respectively.
Employees and Consultants
As of September 2022, Arq has 30 full-time employees and consultants. Of these employees, 17 are in the U.S. and 13 are in the U.K. None of Arq’s employees or full-time consultants are represented by a labor union or are covered by a collective bargaining agreement. Arq has never experienced any employment-related work stoppages.
Properties
Arq’s principal offices are located in London, United Kingdom. Arq uses offices in London pursuant to a lease agreement which expired on September 29, 2022. The landlord has agreed to continue the lease on the same terms as the prior lease agreement. Arq additionally has offices in Lexington, Kentucky, which it uses pursuant to a lease which expires May 1, 2026 with an option to renew for two consecutive terms of five years each.
In August 2021, Arq entered into a lease for real property in Corbin, Kentucky where Arq’s facility is located. The property consists of approximately 645 acres. The lease for the Corbin facility expires on August 31, 2025, and includes the option to extend for successive five-year terms at Arq’s option. The Corbin lease agreement covers both the production facility and the coal waste. During the term of the lease, Arq Corbin Land LLC, a subsidiary of Arq, pays the lessor a royalty for each ton of finished products manufactured by the production facility, subject to an annual minimum. As part of the permits to operate the facility, Arq has a state approved mining and reclamation plan in place. Pursuant to the plan, upon completion of operations, Arq has to perform reclamation to the surface and return it to a condition that is fully compliant with the applicable regulations and in line with the agreed post mining use plan associated with the permit. Arq has an environmental bond in place to cover its reclamation obligations associated with the site.
Arq believes its current facilities are suitable and adequate to meet its needs. To support any future expansion of operations, Arq may enter into new leases and believes that, if needed, suitable additional space will be available.
Legal Proceedings
There are no material legal proceedings against Arq or any of its subsidiaries, active or pending.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF ADES
The following discussion and analysis of ADES financial condition and results of operations should be read in conjunction with the disclosure under “Risk Factors” and ADES’ consolidated financial statements and the related notes to those statements included elsewhere in this proxy statement/prospectus. In addition to historical consolidated financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Some of the numbers included herein have been rounded for the convenience of presentation. ADES’ actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in this proxy statement/prospectus. The results of operations discussed in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations of ADES” are those of ADES and its consolidated subsidiaries.
Unless the context otherwise requires, references in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations of ADES” to “we,” “our” and “us” refer to the business and operations of ADES and its consolidated subsidiaries prior to the Transactions.
Overview
Through December 31, 2021, we operated two segments: RC and APT. Our RC segment is comprised of our equity ownership in Tinuum Group and Tinuum Services, both of which are unconsolidated entities from which we generated substantial earnings. Tinuum Group provides reduction of mercury and NOx emissions at select coal-fired power generators through the production and sale of RC that qualifies for Section 45 tax credits under IRC Section 45. We benefited from Tinuum Group's production and sale of RC, which generated Section 45 tax credits, as well as its revenue from selling or leasing RC facilities to tax equity investors. We also earned royalties for technologies that we licensed to Tinuum Group, which were used at certain RC facilities to enhance combustion and reduce emissions of NOx and mercury from coal burned to generate electrical power. Tinuum Services operated and maintained the RC facilities under operating and maintenance agreements with Tinuum Group and owners or lessees of the RC facilities. Effective December 31, 2021, the Section 45 tax credit period expired and as a result both Tinuum Group and Tinuum Services substantially ceased their operations. As such, our earnings and distributions from our RC segment substantially ceased as of December 31, 2021. We received limited, additional cash distributions from Tinuum Group and Tinuum Services during the first half of 2022.
Our APT segment primarily comprises operations of our wholly-owned subsidiary, Carbon Solutions, which we acquired on December 7, 2018. We sell consumable products that utilize AC and chemical-based technologies to a broad range of customers, including coal-fired utilities, industrials, water treatment plants and other diverse markets. Our primary products are comprised of AC, which is produced from lignite coal. Our AC products include PAC and GAC. Our proprietary technologies and associated product offerings provide purification solutions to enable our customers to reduce certain contaminants and pollutants to meet the challenges of existing and potential regulations. Additionally, we own an associated lignite mine which supplies the primary raw material for manufacturing our products.
See further discussion of our business included in “Business of ADES” beginning on page 80 of this proxy statement/prospectus.
We believe there are opportunities and are continuing to pursue diverse markets for our purification products outside of coal-fired power generation, including industrial applications and water. The Supply Agreement with Norit, as discussed below, continues to expand sales of our AC products to those diverse end-markets and drive the Company’s post-Refined Coal future.
Drivers of Demand and Key Factors Affecting Profitability
Drivers of demand and key factors affecting our profitability differ by segment. Historically, we derived substantial earnings and cash distributions from the RC segment through our equity ownership in Tinuum Group and Tinuum Services as well as the royalties earned from a licensing arrangement with Tinuum Group for use of our M-45 Technology. With the expiration of the Section 45 tax credit period, we will no longer generate earnings from either

Tinuum Group or Tinuum Services. Additionally, we do not expect our overall selling, general and administrative portions of our operating expenses to materially decrease in 2022 as a result of the wind down of our RC segment.
Demand in the APT segment is driven primarily by consumables-based solutions for coal-fired power generation, municipal water treatment and other industrial customers; and since the fourth quarter of 2020, demand from Norit's customers through the Supply Agreement discussed below. Operating results in the APT segment have been influenced by: (1) changes in our manufacturing production and sales volumes; (2) changes in price and product mix; (3) changes in coal-fired dispatch and electricity power generation sources; and (4) changes in demand for containment removal within water treatment facilities. For the year ended December 31, 2021, we observed significant increases in demand for our AC product. As such, we continue to purchase inventory to meet our customer demands to supplement products manufactured at our Red River Plant.
Customer Supply Agreement
On September 30, 2020, we and Norit entered into the Supply Agreement, pursuant to which we agreed to sell and deliver to Norit, and Norit agreed to purchase and accept from us, Furnace Products. The term of the Supply Agreement is for 15 years with 10-year renewal terms that are automatic unless either party provides three years prior notice of intention not to renew before the end of any term.
The Supply Agreement has provided material incremental volume and allowed us to capture operating cost efficiencies at our Red River manufacturing plant. The incremental volumes from the Supply Agreement have improved fixed cost absorption and resulted in increased gross margins. Further, the Supply Agreement has expanded our AC products to diverse end markets that are outside of markets we historically served.
Acquisition of Marshall Mine
Concurrently with the execution of the Supply Agreement, on September 30, 2020, we entered into the Mine Purchase Agreement from Norit for 100% of the membership interests in Marshall Mine, LLC (the "Marshall Mine Acquisition") for a nominal purchase price. Marshall Mine, LLC owns a lignite mine located outside of Marshall, Texas (the "Marshall Mine"). We independently determined to immediately commence activities to shutter the Marshall Mine and to incur the associated reclamation costs.
In conjunction with the execution of the Supply Agreement and the Mine Purchase Agreement, on September 30, 2020, we entered into the Reclamation Contract with a third party that provides a capped cost, subject to certain contingencies, in the amount of approximately $19.7 million plus an obligation to pay certain direct costs of approximately $3.6 million (collectively, the "Reclamation Costs") over the estimated reclamation period of 10 years. Under the terms of the Supply Agreement, Norit is obligated to reimburse us for approximately $10.2 million of Reclamation Costs (the "Reclamation Reimbursement"), which are payable semi-annually over 13 years and inclusive of interest.
On February 25, 2022, we received $10.6 million in cash from Norit (the "Norit Payment") as a result of a change in control provision in the Supply Agreement (the "Change in Control"), which occurred as a result of the sale of Norit by its parent, Cabot Corporation. Under the Change in Control, we received from Norit full payment of all amounts outstanding under the Reclamation Reimbursement, payment of all unbilled amounts related to Specific Capital for expenditures incurred through February 28, 2022 and payment of $0.8 million related to additional Reclamation Costs (the "Norit Reclamation Costs"). Under the Reclamation Contract, we were obligated to remit payment for the Norit Reclamation Costs to the third-party operator of Marshall Mine, and such payment was remitted in March 2022. The Change in Control did not impact any other provisions of the Supply Agreement.
As of February 25, 2022, the carrying value of the Reclamation Reimbursement was $9.0 million and was reflective of the principal balance, adjusted for accretion of interest and payments made to date. Under the Change in Control, we received $8.5 million in cash for full payment of the outstanding Reclamation Reimbursement. We concluded that the cash proceeds received represented an early payment of a receivable based on a change in contractual terms and accounted for the difference between the cash proceeds received and the carrying amount of the Reclamation Reimbursement of $0.5 million as a loss, which is included within the "Other Income (Expense)" line item in the Condensed Consolidated Statement of Operation for the six months ended June 30, 2022.

As the owner of the Marshall Mine, we were required to post a surety bond to ensure performance of our reclamation activities. As of December 31, 2021, the amount outstanding under this surety bond was $16.6 million. For the obligations due under the Reclamation Contract, we were required to post collateral of $10.0 million.
As of June 30, 2021 and December 31, 2021, we revised our estimate of future obligations owed for reclamation of the Marshall Mine primarily based on scope reductions related to future reclamation requirements. As a result, we reduced the Marshall Mine ARO by $1.9 million and $0.8 million as of June 30, 2021 and December 31, 2021, respectively, and recorded a corresponding gain on change in estimate in the aggregate of $2.7 million in the Consolidated Statements of Operations for the year ended December 31, 2021.
Settlement with Former Customer
On December 29, 2020, we and a former customer (the "Parties") reached a settlement (the "Settlement") on various litigation matters (the "Litigation Matters") that resulted in the former customer (the "Former Customer") agreeing to pay to us cash of $2.5 million (the "Settlement Amount"), which was received on January 27, 2021. This payment was in exchange for full dissolution of all claims and counterclaims that the two Parties have asserted or could have asserted against each other in the Litigation Matters, or which have arisen or may arise against each other but are presently unknown, arising out of or related to the Litigation Matters and related to any other of the Parties’ business dealings, conduct and/or transactions through the date of the Settlement, including all claims for damages, fees, costs, sanctions, or any other amounts due or to become due in connection with the foregoing. We applied the Settlement Amount cash proceeds to both an outstanding trade account receivable and a note receivable due from the Former Customer and recognized the excess cash received as a gain from the Settlement of $1.1 million, which is included as a reduction of operating expenses for the year ended December 31, 2020, See further discussion under "Results of Operations".
Impact of COVID-19
In March 2020, the World Heath Organization declared COVID-19 a global pandemic. We follow the COVID-19 guidelines from the Centers for Disease Control concerning the health and safety of our personnel, including remote working for those that have the ability to do so, sequestered employees at our plant and other heath safety measures. Additionally, we have taken proactive and precautionary steps to ensure the safety of our employees, customers and suppliers, including frequent cleaning and disinfection of workspaces, property, plant and equipment, instituting social distancing measures and mandating remote working environments, where possible, for all employees.
In response to the COVID-19 outbreak, in March 2020, the federal government passed the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act"). The CARES Act provided, among other things, the deferral of payroll tax payments for all payroll taxes incurred through December 31, 2020 and created the Paycheck Protection Program ("PPP"), which was sponsored and administered by the Small Business Administration ("SBA"). In June 2020, the Paycheck Protection Program Flexibility Act of 2020 (the "PPPFA") was signed into law and established the payment dates in the event that amounts borrowed under the PPP are not forgiven. See further discussion below of the loan made to us under the PPP under the section "PPP Loan" under this Item.
We elected to defer payments of payroll taxes of $0.4 million for the periods allowed under the CARES Act, which allowed for a deferral of 50% of the total amount to December 31, 2021 and 50% of the total amount to December 31, 2022. As of December 31, 2021, we had repaid $0.2 million and will repay the outstanding balance by December 31, 2022.
For 2020, we incurred costs of $0.4 million related to sequestration of certain of our employees at our Red River plant. These costs included hazard pay, lodging and meal expenses for 30 days. For 2021, we did not incur similar costs.
Our customers may also be impacted by COVID-19 pandemic as we believe the utilization of energy has changed. We cannot predict the long-term impact on our customers and the subsequent impact on our business.
Components of Revenue, Expenses and Equity Method Investees
The following briefly describes the components of revenues and expenses as presented in the Consolidated Statements of Operations. Descriptions of the revenue recognition policies are included in Note 1 to the Consolidated Financial Statements included elsewhere in this proxy statement/prospectus.

Revenues and cost of revenues
Consumables
We sell AC and products and other chemical-based technology products to a broad range of customers, including coal-fired utilities, industrials, water treatment plants and other diverse markets. Currently, our products mostly serve coal-fired utilities and other industrial boilers that allow the respective utilities to comply with the regulatory air emissions standards and water treatment plants to remove contaminants from the water. Additionally, we sell AC to Cabot and its customers through the Supply Agreement.
License royalties, related party
We recognize license royalties under the M-45 License with Tinuum Group. License royalties from our M-45 Technology are based on a percentage of the per-ton, pre-tax margin, inclusive of depreciation expense and other allocable expenses, as defined in the M-45 License. Because Section 45 tax credits from the production and sale of RC are not available to be generated after 2021 and both Tinuum Group and Tinuum Services significantly wound down their operations by the end of 2021, we do not expect to earn license royalties after 2021.
Other Operating Expenses
Payroll and benefits
Payroll and benefits costs include personnel related fringe benefits, sales and administrative staff labor costs and stock compensation expenses. Payroll and benefits costs exclude direct labor included in Cost of revenues.
Legal and professional fees
Legal and professional costs include external legal, audit and consulting expenses.
General and administrative
General and administrative costs include director fees and expenses, bad debt expense, research and development expense and other general costs of conducting business. Research and development costs, net of reimbursements from cost-sharing arrangements, are charged to expense in the period incurred and are reported in the General and administrative line item in the Consolidated Statements of Operations.
Depreciation, amortization, depletion and accretion
Depreciation and amortization expense consists of depreciation expense related to property, plant and equipment and the amortization of long-lived intangible assets. Depletion and accretion expense consists of depletion expense related to the depletion of mine development costs and the accretion of mine reclamation liabilities.
Other Income (Expense), net
Earnings from equity method investments
Earnings from equity method investments represent our share of earnings (losses) related to our equity method investments.
We own a 42.5% equity interest and a 50% voting interest in Tinuum Group. Our equity method earnings in Tinuum Group are positively impacted when Tinuum Group obtains an investor in a RC facility and receives cash payments under either a lease arrangement or sales arrangement of the RC facility. If Tinuum Group operates a retained RC facility, the Company's equity method earnings are negatively impacted as operating retained RC facilities generate operating losses. However, we benefit on an after-tax basis if we are able to utilize tax credits associated with the production and sale of RC from operation of retained RC facilities by Tinuum Group. These benefits, if utilized, increase our consolidated net income as a result of a reduction in income tax expense.
We own both a 50% equity and voting interest in Tinuum Services, which operates and maintains RC facilities under operating and maintenance agreements. The lessee/owner of an RC facility pays Tinuum Services, subject to certain limitations, the costs of operating and maintaining the RC facilities plus certain fees. Tinuum Services also arranges for the purchase and delivery of certain chemical additives under chemical agency agreements necessary for the production of RC.

Other income (expense)
The remaining components of other income (expense) include interest income, interest expense and other miscellaneous items.
Results of Operations
Presentation of Financial Results
For the year ended December 31, 2020, we have restated our "Revenues - Consumables" and "Cost of revenues, excluding depreciation and amortization" line items in our Consolidated Statement of Operations for the impact of previously reporting shipping and handling costs billed to our customers as a reduction to cost of revenue rather than as a component of consumables revenue. This restatement was a result of a reassessment of our accounting and presentation of shipping and handling costs billed to our customers under accounting principles generally accepted in the United States ("GAAP") in our Consolidated Statement of Operations for the year ended December 31, 2021. Historically, we have accounted for and presented shipping and handling costs billed to customers as a reduction of consumables cost of revenue rather than as a component of consumables revenue as required under Accounting Standards Codification 606 - Revenue from Contracts with Customers. Accordingly, we have restated both consumables revenues and consumable cost of revenues for the year ended December 31, 2020 by increasing the previously reported amounts by $5.8 million, respectively.
For the year ended December 31, 2020, there was no impact of the restatement to previously reported amounts for gross margin, operating loss, loss before income taxes, net loss or loss per share. Further there was no impact of this error to the previously reported Consolidated Balance Sheet as of December 31, 2020 or the Consolidated Statement of Stockholders' Equity or Consolidated Statement of Cash Flows for the year ended December 31, 2020. See further discussion of this restatement in Note 2 to the Consolidated Financial Statements included elsewhere in this proxy statement/prospectus.
For comparison purposes, the following tables set forth our results of operations for the years presented in the Consolidated Financial Statements included elsewhere in this proxy statement/prospectus. The year-to-year comparison of financial results is not necessarily indicative of financial results that may be achieved in future years.
Year ended December 31, 2021 Compared to Year ended December 31, 2020
Total Revenues and Cost of Revenues
A summary of the components of revenues and cost of revenue for the years ended December 31, 2021 and 2020 is as follows:

	Years Ended December 31,		Change
(Amounts in thousands except percentages)	2021	2020	($)	(%)
Revenues:
Consumables	$85,882	$53,908	$31,974	59%
License royalties, related party	14,368	13,440	928	7%
Other	44	15	29	193%
Total revenues	$100,294	$67,363	$32,931	49%

Consumables cost of revenues, exclusive of depreciation and amortization	$65,576	$50,962	$14,614	29%
Other cost of revenues, exclusive of depreciation and amortization	—	(563)	563	(100)%
Consumables revenues and consumables cost of revenues
For the years ended December 31, 2021 and 2020, consumables revenue increased year over year primarily due to higher product volumes, which comprised approximately $25.0 million of the total change in consumables revenues. Product volumes were higher in power generation primarily due to higher natural gas prices compared to the prior year, which contributed to increased utilization of coal-fired generation and increased demand for our products. In addition, product sales increased under the Supply Agreement from the prior year as we began product shipments under this agreement beginning in the fourth quarter of 2020. Total revenues also increased due to a favorable price impact of our products by approximately $1.0 million as well as favorable product mix impact on consumables revenue of approximately $4.1 million. Consumables revenue for 2021 also increased $0.9 million related to an increase in shipping and handling costs billed to our customers, driven by increases in volumes and costs to ship our products.
Our gross margin, exclusive of depreciation and amortization, increased for the year ended December 31, 2021 compared to 2020 primarily due to the higher product volumes, which resulted in lower fixed costs per pound of product sold. Additionally, gross margin was positively impacted by product price increases. Offsetting these improvements for the year ended December 31, 2021, gross margin was negatively impacted by having to supplement the Red River production of our AC product, due to higher customer demand related to requirements-based contracts, with AC product purchases from third party suppliers at higher costs per pound. We expect to continue to purchase inventory from third party suppliers in 2022 due to ongoing increased demand for our products and Red River Plant capacity impacted by customer and product mix.
Consumables revenue is affected by electricity demand, driven by seasonal weather and related power generation needs, as well as competitor prices related to alternative power generation sources such as natural gas. According to data provided by the U.S. Energy Information Administration, for the year ended December 31, 2021, power generation from coal-fired power dispatch was up approximately 18.0% compared to the corresponding period in 2020. Additionally, there was an increase in total power generation from all sources of approximately 3.1% in 2021 compared to the corresponding period in 2020.
For 2022, and based on current market estimates and the expected benefits from the Supply Agreement, we believe that both consumables revenue and volumes will increase compared to 2021. We expect that consumables revenues and gross margin will be positively impacted by price increases announced in 2021 and our efforts to improve product mix to higher margin products through changes in our customer base. We anticipate that the product price increases will also help offset the increase in operating costs from purchasing inventory from third party suppliers, as well as expected increases in pricing related to certain additives necessary for our manufacturing operations.
License royalties, related party
License royalties increased in 2021 compared to 2020 primarily due to an increase in the royalty rate per ton. This increase was primarily a result of an increase year over year in rent revenues generated from RC facilities even though the tonnage produced remained relatively flat. The tons of RC produced from RC produced using the M-45 Technology under the M-45 License were 49.3 million and 49.4 million for the year ends December 31, 2021 and 2020, respectively.
As a result of the Section 45 tax credit period ending as of December 31, 2021, both Tinuum Group and Tinuum Services ceased operations and, as such, we do not expect to earn M-45 License royalties after December 31, 2021.
Other cost of revenues
For the year ended December 31, 2020, we recognized a credit of $0.6 million to Other cost of revenues related to the Settlement with the Former Customer. See further discussion below of the reversal of an allowance on a note receivable due from the Former Customer in this section under the caption "General and administrative."
Additional information related to revenue concentrations and contributions by class and reportable segment is included in the "Business Segments" section of this Item and in Note 13 and Note 19 to the Consolidated Financial Statements included elsewhere in this proxy statement/prospectus.

Other Operating Expenses
A summary of the components of our operating expenses, exclusive of cost of revenues items (presented above), for the years ended December 31, 2021 and 2020 is as follows:

	Years Ended December 31,		Change
(in thousands, except percentages)	2021	2020	($)	(%)
Operating expenses:
Payroll and benefits	$11,315	$10,621	$694	7%
Legal and professional fees	6,260	5,585	675	12%
General and administrative	7,060	8,228	(1,168)	(14)%
Depreciation, amortization, depletion and accretion	7,933	8,537	(604)	(7)%
Gain on change in estimate, asset retirement obligation	(2,702)	—	(2,702)	*
Impairment of long-lived assets	—	26,103	(26,103)	(100)%
Gain on settlement	—	(1,129)	1,129	(100)%
	$29,866	$57,945	$(28,079)	(48)%
* Calculation not meaningful
Payroll and benefits
Payroll and benefits expenses increased year over year primarily due to expenses of $1.1 million related to the agreements with our executive officers and certain other key employees executed in June 2021 ("Retention Agreements") as well as $1.3 million related to an increase in incentive expense for the year ended December 31, 2021 compared to 2020. These increases were offset by a decrease in expenses taken during the year ended December 31, 2020 of $1.4 million associated with the resignation of a former executive officer. Additionally, payroll expense decreased by approximately $0.5 million due to a decrease in headcount.
Legal and professional fees
Legal and professional fees increased year over year primarily due to an increase in legal and consulting fees of $0.9 million and $1.2 million, respectively, related to our continuing evaluation of strategic alternatives. Offsetting these increases was $0.9 million related to a reduction in outsourced shared service costs, which included legal and general consulting contractors, and $0.5 million in outsourced IT costs specific to the completion of the integration of Carbon Solutions in 2020.
General and administrative
General and administrative expenses decreased year over year primarily due to decreases in product development expenses of approximately $0.6 million related to the Supply Agreement, costs incurred due to the sequestration of certain of our employees at the Red River Plant in 2020 of approximately $0.4 million, rent and occupancy related expenses of $0.3 million and other general and administrative expenses, including recruiting, travel and licenses and fees of approximately $0.7 million.
Offsetting the net decrease in general and administrative expenses year over year was the offset to general and administrative expenses in 2020 from the reversal of an allowance on a note receivable from the Former Customer of $0.4 million. See further discussion below in this section under the caption "Gain on settlement." Further increases year over year included an increase in insurance premiums of approximately $0.4 million.
Depreciation, amortization, depletion and accretion
Depreciation and amortization expense decreased year over year primarily due to lower absorption from the drawdown of inventory, partially offset by increase in sales volumes for 2021, resulting in a decrease of depreciation expense of $0.2 million. Further, depreciation and amortization expense decreased by approximately $1.1 million related to a lower depreciable base for 2021 compared to 2020 as a result of an impairment charge recorded in the second quarter of 2020 which reduced the carrying value of our property, plant and equipment. Offsetting these decreases was an increase in accretion expense of $0.6 million related to the Marshall Mine ARO and an increase in depletion expense of $0.2 million due to increased production volume at the Five Forks Mine.

Gain on change in estimate, asset retirement obligation
As previously discussed under this Item, for the year ended December 31, 2021, we recorded a gain on change in estimate of $2.7 million related to a reduction in scope of our estimated future reclamation efforts of the Marshall Mine.
Impairment of long-lived assets
As of June 30, 2020, we recorded an impairment charge of $26.1 million, which is included in the Statement of Operations for the year ended December 31, 2020 and was solely attributable to our APT segment. This impairment charge was necessitated by an analysis of the carrying values of our APT segment's long-lived assets and certain other long-lived assets (the "Asset Group"), which are comprised of our manufacturing plant and related assets and our lignite mine assets, to their respective fair values.
Gain on settlement
In connection with the Settlement discussed above, the Former Customer paid us the cash Settlement Amount of $2.5 million on January 27, 2021 in exchange for a full release of claims in the Litigation Matters. As a result of the Settlement, we recognized a gain of $1.1 million for the year ended December 31, 2020.
Other Income (Expense), net
A summary of the components of our other income (expense), net for the years ended December 31, 2021 and 2020 is as follows:

	Years Ended December 31,		Change
(Amounts in thousands, except percentages)	2021	2020	($)	(%)
Other income (expense):
Earnings from equity method investments	$68,726	$30,978	$37,748	122%
Gain on extinguishment of debt	3,345	—	3,345	*
Interest expense	(1,490)	(3,920)	2,430	(62)%
Other	640	132	508	385%
Total other income	$71,221	$27,190	$44,031	162%
* Calculation not meaningful
Earnings from equity method investments
The following table presents the equity method earnings by investee for the years ended December 31, 2021 and 2020:

	Years Ended December 31,		Change
(in thousands)	2021	2020	($)	(%)
Earnings from Tinuum Group	$61,837	$24,396	$37,441	153%
Earnings from Tinuum Services	6,952	6,582	370	6%
Loss from other	(63)	—	(63)	*
Earnings from equity method investments	$68,726	$30,978	$37,748	122%
* Calculation not meaningful
For the year ended December 31, 2021, we recognized $61.8 million in equity earnings from Tinuum Group compared to our proportionate share of Tinuum Group's net income of $40.1 million for the year. The difference between our pro-rata share of Tinuum Group's net income and our earnings from Tinuum Group equity method investment as reported on the Consolidated Statements of Operations is the result of cumulative distributions received from Tinuum Group being in excess of the carrying value of the investment, and therefore we recognize such excess distributions as equity method earnings in the period the distributions occur.
For the year ended December 31, 2020, we recognized $24.4 million in equity earnings from Tinuum Group, which was equal to our proportionate share of Tinuum Group's net income for the year.

As of December 31, 2021, we concluded the carrying amount of our investment in Tinuum Services was not fully recoverable due to the remaining expected future cash distributions to be received as Tinuum Services shutters its operations in 2022 as a result of the expiration of the Section 45 tax credit period as of December 31, 2021. As a result, we wrote-down our investment in the amount of $0.7 million, which is included in the "Earnings from equity method investments" line item in the Consolidated Statement of Operations for the year ended December 31, 2021.
See further discussion of year over year changes in Earnings from Equity Investments in "Business Segments" under this Item. Additional information related to equity method investments is included in Note 8 to the Consolidated Financial Statements included elsewhere in this proxy statement/prospectus.
Gain on extinguishment of debt
On July 27, 2021, we received formal notification in the form of a letter dated July 19, 2021 from Bank of Oklahoma ("BOK") that the SBA approved our PPP Loan forgiveness application for the PPP Loan in the amount of $3.3 million (including accrued interest). For the year ended December 31, 2021, we recorded a gain on extinguishment of the PPP Loan in the amount of $3.3 million in the Consolidated Statement of Operations, which is included as a component of "Other income (expense)."
Tax Credits and Obligations
Historically, we have earned Section 45 tax credits that may be available for future benefit related to the production of RC from the operation of RC facilities in which we have held both direct ownership and indirect ownership through Tinuum's direct ownership. We refer to these RC facilities as "retained facilities." The Section 45 tax credit period ended December 31, 2021 and we will not earn Section 45 tax credits beyond this date. As of December 31, 2021, we had approximately $86.1 million in Section 45 tax carryforwards.
In the hypothetical event of an ownership change, as defined by IRC Section 382, utilization of general business credits ("GBC's") generated prior to the change would be subject to an annual limitation imposed by IRC Section 383 for GBC's. The results of a recent analysis indicated that we had not experienced an ownership change as of December 31, 2021, as defined by IRC Section 382. Such analysis for the period from January 1, 2022 through the date of this Report has not been completed. Therefore, it is possible that we experienced an ownership change between January 1, 2022 and the date of the filing of this Report, thus subjecting our GBC carryforwards to limitation.
Interest expense
Interest expense decreased year over year by $2.4 million primarily due to principal payments made in 2021 on a senior term loan (the "Senior Term Loan") that resulted in lower coupon interest expense of $1.5 million. Interest expense for debt discount and debt issuance costs related to the Senior Term Loan also decreased by $0.5 million pursuant to the decrease in the Senior Term Loan principal. On June 1, 2021 and prior to the Senior Term Loan's maturity date, we paid the remaining principal balance of the Senior Term Loan and all remaining accrued interest through this date.
The remaining decrease in interest expense year over year related to lower interest expense ("Section 453A interest") related to IRS section 453A ("Section 453A"), which decreased by $0.3 million primarily due to a decrease in Tinuum Group's the tax liability year over year associated with RC facilities in which Tinuum Group recognized as installment sales for tax purposes.
The following table shows the balance of the tax liability that has been deferred and the applicable interest rate used to calculate the 453A interest liability:

As of December 31,
(in thousands)	2020
Tax liability deferred on installment sales (1)	$10,653
Interest rate	3.00%
(1) Represents the approximate tax effected liability utilizing the federal tax rate in effect for the applicable year ended related to the deferred gain on installment sales, which was approximately zero as of December 31, 2021.

Income tax expense
For the year ended December 31, 2021, our reported income tax expense was $15.7 million and was based on an effective rate of 21%. While the U.S. statutory federal income tax rate (the "Federal Rate") was also 21%, our effective tax rate was primarily increased for state income tax expense, net of federal benefit, and decreased from a reduction in the valuation allowance on our deferred tax assets.
For the year ended December 31, 2020, our reported income tax expense of $6.5 million and was based on an inverse effective rate of 47%, which differed from the Federal Rate of 21% due to primarily an increase in the valuation allowance on our deferred tax assets. This increase in the valuation allowance resulted in income tax expense rather than expected income tax benefit based on the pretax loss.
Accounting for income taxes requires that companies assess whether a valuation allowance should be recorded against their deferred tax asset based on an assessment of the amount of the deferred tax asset that is “more likely than not” to be realized. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount that is more likely than not to be realized.
We assess a valuation allowance recorded against deferred tax assets at each reporting date. The determination of whether a valuation allowance for deferred tax assets is appropriate requires the evaluation of positive and negative evidence that can be objectively verified. Consideration must be given to all sources of taxable income available to realize the deferred tax asset, including, as applicable, the future reversal of existing temporary differences, future taxable income forecasts exclusive of the reversal of temporary differences and carryforwards, taxable income in carryback years and tax planning strategies. In estimating taxes, we assess the relative merits and risks of the appropriate tax treatment of transactions taking into account statutory, judicial, and regulatory guidance.
As of December 31, 2021, we concluded it is more likely than not we will not generate sufficient taxable income within the allowable carryforward periods to realize any of our net deferred tax assets, and fully reserved for such assets as of December 31, 2021. In reaching this conclusion, we primarily considered forecasts of future taxable losses. As of December 31, 2021 and 2020, we had a valuation allowance of $87.5 million and $88.8 million, respectively, on our deferred tax assets.
The ability to recognize the remaining deferred tax assets that continue to be subject to a valuation allowance is evaluated on a quarterly basis to determine if there are any significant events that would affect the ability to utilize those deferred tax assets. Our estimate of future taxable income or losses is based on internal projections that consider historical performance, assumptions on future performance and external data. If events are identified that affect our ability to utilize our deferred tax assets, or if additional deferred tax assets are generated, we update our analysis to determine if an increase to a valuation allowance is required. Such an increase could have a material adverse effect on our financial condition and results of operations. Conversely, better than expected results and continued positive results and trends could result in a decrease to a valuation allowance, and any such decreases could have a material positive effect on our financial condition and results of operations.
See additional discussion in Note 18 of the Consolidated Financial Statements included elsewhere in this proxy statement/prospectus.
Non-GAAP Financial Measures
To supplement our financial information presented in accordance with GAAP, we are providing non-GAAP measures of certain financial performance. These non-GAAP measures include Consolidated EBITDA, Consolidated Adjusted EBITDA, RC Segment EBITDA, RC Segment Adjusted EBITDA, APT Segment EBITDA and APT Segment Adjusted EBITDA. We have included non-GAAP measures because management believes that they help to facilitate period to period comparisons of our operating results. We believe the non-GAAP measures provide useful information to both management and users of the financial statements by excluding certain expenses, gains and losses that may not be indicative of core operating results and business outlook. Management uses these non-GAAP measures in evaluating the performance of our business.
These non-GAAP measures are not in accordance with, or an alternative to, measures prepared in accordance with GAAP and may be different from non-GAAP measures used by other companies. In addition, these non-GAAP measures are not based on any comprehensive set of accounting rules or principles. These measures should only be used to evaluate our results of operations in conjunction with the corresponding GAAP measures.

We define Consolidated EBITDA as net income adjusted for the impact of the following items that are either non-cash or that we do not consider representative of our ongoing operating performance: depreciation, amortization, depletion, accretion, amortization of upfront customer consideration that was recorded as a component of the Marshall Mine Acquisition ("Upfront Customer Consideration"), interest expense, net and income tax expense. We define Consolidated Adjusted EBITDA as Consolidated EBITDA, reduced by the non-cash impacts of equity earnings from equity method investments, gain on change in estimate of asset retirement obligations, gain on extinguishment of debt and gain on customer settlement, and increased by cash distributions from equity method investments and impairment of long-lived assets. Because Consolidated Adjusted EBITDA omits certain non-cash items, we believe that the measure is less susceptible to variances that affect our operating performance.
We define APT Segment EBITDA (loss) as APT Segment operating loss adjusted for the impact of the following items that are either non-cash or that we do not consider representative of our ongoing operating performance: depreciation, amortization, depletion, accretion, amortization of Upfront Customer Consideration and interest expense, net. We define APT Segment Adjusted EBITDA (loss) as APT Segment EBITDA (loss), reduced by gain on customer settlement, gain on change in estimate of asset retirement obligation, gain on extinguishment of debt and gain on customer settlement, and increased by impairment of long-lived assets.
We define RC Segment EBITDA as RC Segment operating income adjusted for the impact of the following items that are either non-cash or that we do not consider representative of our ongoing operating performance: depreciation, amortization, depletion, accretion and interest expense. We define RC Segment Adjusted EBITDA as RC Segment EBITDA, reduced by the non-cash impact of equity earnings from equity method investments and gain on extinguishment of debt, and increased by cash distributions from equity method investments.
When used in conjunction with GAAP financial measures, we believe these non-GAAP measures are supplemental measures of operating performance that explain our operating performance for our period to period comparisons and against our competitors' performance. Generally, we believe these non-GAAP measures are less susceptible to variances that affect our operating performance results.
With the exception of extinguishment of debt, gain on change in estimate, asset retirement obligation, impairment on long-lived assets and gain on settlement, the adjustments to Consolidated Adjusted EBITDA and APT Segment Adjusted EBITDA in future periods are generally expected to be similar. These non-GAAP measures have limitations as analytical tools and should not be considered in isolation or as a substitute for analyzing our results as reported under GAAP.

Reconciliation of Net income (loss) to Consolidated EBITDA (Loss) and Consolidated Adjusted EBITDA
The following table reconciles net income (loss), our most directly comparable as-reported financial measure calculated in accordance with GAAP, to Consolidated EBITDA (Loss) and Consolidated Adjusted EBITDA. A reconciliation of RC Segment EBITDA, RC Segment Adjusted EBITDA, APT Segment EBITDA and APT Segment Adjusted EBITDA to our most directly comparable as-reported financial measure calculated in accordance with GAAP is included below following the discussion of the results of each respective segment.

	Year ended December 31,
	2021	2020
Net income (loss)	$60,401	$(20,302)
Depreciation, amortization, depletion and accretion	7,933	8,537
Amortization of Upfront Customer Consideration	508	158
Interest expense, net	1,164	3,793
Income tax expense	15,672	6,511
Consolidated EBITDA (loss)	85,678	(1,303)
Cash distributions from equity method investees	74,026	62,441
Equity earnings	(68,726)	(30,978)
Gain on extinguishment of debt	(3,345)	—
Gain on change in estimate, asset retirement obligation	(2,702)	—
Impairment	—	26,103
Gain on settlement	—	(1,129)
Consolidated Adjusted EBITDA	$84,931	$55,134
Liquidity and Capital Resources
Current Resources and Factors Affecting Our Liquidity
As of December 31, 2021, our principal future sources of liquidity include:
•$88.8 million of cash, cash equivalents and restricted cash; and
•operations of the APT segment
For the year ended December 31, 2021, our principal uses of liquidity included:
•our business operating expenses, including capital expenditures, reclamation costs, federal and state tax payments and cash severance payments; and
•payment of debt principal and interest.
During 2021, our liquidity position was positively affected primarily from cash distributions from Tinuum Group and Tinuum Services, royalty payments from Tinuum Group and borrowing availability under our line of credit with a bank ("Line of Credit"). Due to the expiration of the Section 45 tax period as of December 31, 2021 and the resultant wind down of Tinuum Group's and Tinuum Services' operations at the end of 2021, distributions from Tinuum Group will no longer be a material source of liquidity after 2021. Our line of credit expired on December 31, 2021.
Our ability to continue to generate sufficient cash flow required to meet ongoing operational needs and obligations, and make potential future dividend payments and share repurchases depends upon several factors. These include: (1) executing on our contracts and initiatives; (2) increasing our share of the market for APT consumables, including expanding our overall AC business into additional adjacent markets and improving our customer and product mix; and (3) receiving final, expected M-45 License royalty payments from Tinuum Group and distributions from Tinuum Group and Tinuum Services in 2022.
For 2022 and beyond, our primary sources of liquidity are expected to be from cash on hand and through the ongoing operations of our APT segment. We believe our existing operations and related contract volumes will continue to provide operating cost efficiencies of the Red River Plant, providing additional sources of operating cash flows in the future. Full and partial reimbursements on capital expenditures from Cabot will offset our uses of investing cash flows. As discussed above, on February 25, 2022, we received the Cabot Payment in the amount of $10.6 million, which provides a source of cash for us in 2022.
Tinuum Group and Tinuum Services Distributions
The following table summarizes the cash distributions from our equity method investments, which most significantly affected our consolidated cash flow results, for the years ended December 31, 2021 and 2020:

	Year ended December 31,
(in thousands)	2021	2020
Tinuum Group	$65,224	$53,289
Tinuum Services	8,802	9,152
Distributions from equity method investees	$74,026	$62,441
Cash distributions from Tinuum Group for 2021 increased by $11.9 million compared to 2020 primarily due to higher production volume driven by high competitor prices related to alternative power generation sources such as natural gas. Also, this increase was driven by higher average RC facility count for the year ended December 31, 2021 compared to 2020.
Both Tinuum Group and Tinuum Services ceased their operations as of December 31, 2021 due to the expiration of the Section 45 tax credit period as of December 31, 2021. As such, our distributions from our RC segment will substantially cease as of December 31, 2021.
During the first half of 2022, we expect to receive final cash distributions from Tinuum Group and Tinuum Services in the range of $4.0 to $5.0 million.
PPP Loan
On April 20, 2020, we entered into the PPP Loan under the PPP, evidenced by a promissory note, with BOK providing for $3.3 million in proceeds, which was funded on April 21, 2020. The PPP Loan had a maturity date of April 21, 2022. The PPP Loan principal was eligible for forgiveness subject to the terms of the PPP and approval by the SBA. The interest rate on the PPP Loan was 1.00%. The PPP Loan was unsecured and contains customary events of default relating to, among other things, payment defaults, making materially false and misleading representations to the SBA or BOK, or breaching the terms of the PPP Loan. The occurrence of an event of default could result in the repayment of all amounts outstanding, collection of all amounts owing from us, or filing suit and obtaining judgment against us.
On July 27, 2021, we received formal notification in the form of a letter dated July 19, 2021 from BOK that the SBA approved the forgiveness of our PPP Loan forgiveness application for the PPP Loan in the amount of $3.3 million (including accrued interest). For the year ended December 31, 2021, the Company recorded a gain on extinguishment of the PPP Loan in the amount of $3.3 million in the Consolidated Statements of Operations, which is included as a component of "Other income (expense)."
Restricted Cash
As of December 31, 2021, we had long-term restricted cash of $10.0 million as required under the Surety Agreement related to the Reclamation Contract.
Senior Term Loan
On December 7, 2018, we and ADA-ES, Inc. ("ADA"), a wholly-owned subsidiary, and certain other subsidiaries of the Company as guarantors, The Bank of New York Mellon as administrative agent, and Apollo Credit Strategies Master Fund Ltd and Apollo A-N Credit Fund (Delaware) L.P., affiliates of a beneficial owner of greater than five percent of our common stock and a related party, entered into the Senior Term Loan in the amount of $70.0 million, less original issue discount of $2.1 million. Proceeds from the Senior Term Loan were used to fund the acquisition of Carbon Solutions. We also paid debt issuance costs of $2.0 million related to the Senior Term Loan. The Senior Term Loan bore interest at a rate equal to 3-month LIBOR (subject to a 1.5% floor) + 4.75% per annum, which was adjusted quarterly to the current 3-month LIBOR rate, and interest was payable quarterly in arrears. The Senior Term Loan was secured by substantially all the assets of the Company, including the cash flows from the Tinuum Entities, but excluding our equity interests in the Tinuum entities.

On June 1, 2021 and prior to the Senior Term Loan's maturity date, we paid the remaining principal outstanding on the Senior Term Loan and all remaining accrued interest through this date. We did not incur any prepayment fees associated with the early pay-off.
Stock Repurchases and Dividends
In November 2018, our Board authorized us to purchase up to $20.0 million of our outstanding common stock under a stock repurchase program (the "Stock Repurchase Program"), which was to remain in effect until December 31, 2019 unless otherwise modified by the Board. As of November 2019, $2.9 million remained outstanding related to Stock Repurchase Program. In November 2019, the Board authorized an incremental $7.1 million to the Stock Repurchase Program and provided that it will remain in effect until all amounts are utilized or it is otherwise modified by the Board. We did not make any stock repurchases during the year ended December 31, 2021.
During the year ended December 31, 2021, we did not pay quarterly cash dividends to stockholders. We paid our most recent dividend in March 2020 of $0.25 per share.
Line of Credit
In September 2013, ADA, as borrower, ADES, as guarantor, entered into the Line of Credit with a bank for an aggregate principal amount of $10.0 million that was secured by certain amounts due to us from certain Tinuum Group RC leases. The Line of Credit was amended 16 times from the period from December 2, 2013 through March 23, 2021, which included a reduction in the principal amount to $5.0 million in September 2018. The Line of Credit expired on December 31, 2021.
Cash Flows
Cash, cash equivalents and restricted cash increased from $35.9 million as of December 31, 2020 to $88.8 million as of December 31, 2021, an increase of $52.8 million. The following table summarizes our cash flows for the years ended December 31, 2021 and 2020, respectively:

	Years Ended December 31,
(in thousands)	2021	2020	Change
Cash provided by (used in):
Operating activities	$25,999	$54,048	$(28,049)
Investing activities	44,378	(7,466)	51,844
Financing activities	(17,529)	(27,730)	10,201
Net change in Cash and Cash Equivalents and Restricted Cash	$52,848	$18,852	$33,996
Cash flows from operating activities
Cash flows provided by operating activities for the year ended December 31, 2021 decreased by $28.0 million compared to the year ended December 31, 2020 and the net decrease was primarily due to the following: (1) a decrease in Distributions from equity method investees, return on investment of $39.5 million year over year; (2) an increase in Earnings from equity method investments of $37.7 million year over year; (3) Impairment of long-lived assets of $26.1 million recorded in 2020; and (4) Gain on extinguishment of debt of $3.3 million recorded in 2021. Offsetting the net decrease in cash flows provided by operating activities year over year was a net change in net income of $80.7 million year over year as a result of net loss recognized for the year ended December 31, 2020.
Cash flows from investing activities
Cash flows provided by investing activities for the year ended December 31, 2021 were $44.4 million compared to cash flows used in investing activities of $7.5 million for the year ended December 31, 2020. This net increase in cash flows provided by investing activities was primarily due to increases in distributions from equity earnings in excess of cumulative earnings of $51.1 million year over year as well as proceeds from the sale of property and equipment in 2021.

Cash flows from financing activities
Cash flows used in financing activities for the year ended December 31, 2021 decreased by $10.2 million compared to the year ended December 31, 2020 primarily due to lower principal payments on the Senior Term Loan of $8.0 million. Also contributing to the decrease was a decrease year over year in dividends paid and shares repurchased of $4.9 million and $0.2 million, respectively, and a reduction in repurchases of shares of our common stock to satisfy tax withholdings of $0.3 million. Offsetting the net decrease year over year was $3.3 million of cash proceeds received in 2021 from the forgiveness of the PPP Loan.
Material Cash Requirements
For 2022, we expect to spend $13.0 million in capital expenditures compared to $7.6 million incurred in 2021. This increase is primarily the result of forecasted improvements to the plant, which are estimated to be $7.0 million, product specific capital expenditures related to the Supply Agreement, which are estimated to be $1.0 million and routine, scheduled maintenance improvements.
As of June 30, 2021, we entered into the Retention Agreements for the purpose of retaining officers and key employees in order to maintain our current business operations, while we pursue and execute on our strategic initiatives. These Retention Agreements were amended in May 2022. The total amount due under the Retention Agreements is $2.5 million, of which $1.0 million was paid in August 2022, and the remainder of which we expect to pay in January 2023.
We intend to fund the remaining portion of the Reclamation Costs from cash on hand as well as cash generated from the Supply Agreement. We believe that as reclamation activities proceed and the related bonded amounts required under the Surety Agreement are able to be reduced, there may be an opportunity to further reduce the collateral requirement. On a normalized basis, our annual capital expenditures, exclusive of any capital specifically procured for Cabot under the Supply Agreement or capital for major improvements to the plant, are expected to average approximately $5.0 million.
We expect that our cash on hand as of December 31, 2021 will provide sufficient liquidity to fund operations for the next 12 months.
Comparison of the Six Months Ended June 30, 2022 and 2021
Total Revenue and Cost of Revenue
A summary of the components of our revenues and cost of revenue for the six months ended June 30, 2022 and 2021 is as follows:

	Six Months Ended June 30,		Change
(in thousands, except percentages)	2022	2021	($)	(%)
Revenues:
Consumables	$51,141	$35,949	$15,192	42%
License royalties, related party	—	7,723	(7,723)	(100)%
Total revenues	$51,141	$43,672	$7,469	17%
Operating expenses:
Consumables cost of revenue, exclusive of depreciation and amortization	$41,417	$28,716	$12,701	44%
Consumables and consumables cost of revenue
For the six months ended June 30, 2022, consumables revenues increased from the comparable period in 2021 primarily driven by higher product volumes, which comprised approximately $9.5 million of the total change. Product volumes in 2022 were higher in power generation primarily due to higher natural gas prices compared to the prior year period, which contributed to increased demand for our products. Total consumables revenues also increased due to favorable selling prices of our products by approximately $4.8 million.

Consumables gross margin, exclusive of depreciation and amortization, decreased for the six months ended June 30, 2022 compared to the corresponding period in 2021. For the six months ended June 30, 2022, our consumables gross margin was negatively impacted by higher prices for key raw materials, transportation, including fuel, and other operational costs to produce and deliver our products. Further negatively impacting consumables gross margin was an increase during the six months ended June 30, 2022 compared to the prior year period in the amount of purchased inventory to meet customer demand for our products and supplement the higher operating utilization of the Red River Plant. Offsetting these negative impacts were higher product volumes, which resulted in lower fixed costs per pound, as well as increases in the prices of our products which were mostly in place as of the beginning of April 2022.
License royalties, related party
As discussed above, Tinuum Group ceased operations as of December 31, 2021 and as a result, for the six months ended June 30, 2022, we did not recognize any revenues from license royalties from Tinuum Group.
Other Operating Expenses
A summary of the components of our operating expenses, exclusive of cost of revenue items (presented above), for the six months ended June 30, 2022 and 2021 is as follows:

	Six Months Ended June 30,		Change
(in thousands, except percentages)	2022	2021	($)	(%)
Operating expenses:
Payroll and benefits	$5,145	$5,377	$(232)	(4)%
Legal and professional fees	3,727	3,234	493	15%
General and administrative	3,795	3,508	287	8%
Depreciation, amortization, depletion and accretion	3,094	4,010	(916)	(23)%
Loss (gain) on change in estimate, asset retirement obligation	34	(1,942)	1,976	(102)%
	$15,795	$14,187	$1,608	11%
Payroll and benefits
Payroll and benefits expenses decreased for the six months ended June 30, 2022 compared to the same period in 2021 primarily due to a decrease of $0.6 million due to reduction in headcount. Offsetting these decreases was an increase in expense of $0.4 million related to the Amended Retention Agreements.
Legal and professional fees
Legal and professional fees increased for the six months ended June 30, 2022 compared to the same period in 2021 primarily as a result of costs an increase in costs incurred related to our strategic alternatives review process, and was comprised mostly of consulting fees of $0.5 million.
General and administrative
General and administrative expenses increased for the six months ended June 30, 2022 compared to the same period in 2021 primarily due to an increase in rent and occupancy expense of $0.1 million, research and development expense of $0.1 million and travel of $0.1 million.
Depreciation, amortization, depletion and accretion
Depreciation and amortization expense decreased for the six months ended June 30, 2022 compared to the same period in 2021 primarily due to higher production volumes during the six months ended June 30, 2022, resulting in $0.6 million less absorption of depreciation in inventory. Further driving the decrease was a decrease in accretion expense of $0.3 million related to the reduction of the Marshall Mine ARO compared to prior year period and a decrease in amortization expense of $0.2 million related to patents. Offsetting the net decrease period over period was an increase in depreciation expense of $0.1 million related to an increase in our property, plant and equipment as of June 30, 2022 compared to June 30, 2021.

Loss (gain) on change in estimate, asset retirement obligation
As previously discussed, we recorded a loss on change in estimate of $34.0 thousand primarily based on a change in the timing of estimated payments for future reclamation requirements of the Marshall Mine, which is included in the Condensed Consolidated Statements of Operations for the six months ended June 30, 2022.
As previously discussed, we recorded a gain on change in estimate of $1.9 million related to a reduction in scope of our future reclamation efforts of the Marshall Mine, which is included in the Condensed Consolidated Statements of Operations for the six months ended June 30, 2021.
Other Income (Expense), net
A summary of the components of our other income (expense), net for the six months ended June 30, 2022 and 2021 is as follows:

	Six Months Ended June 30,		Change
(in thousands, except percentages)	2022	2021	($)	(%)
Other income (expense):
Earnings from equity method investments	$3,222	$39,749	$(36,527)	(92)%
Interest expense	(176)	(1,330)	1,154	(87)%
Other	(334)	571	(905)	(158)%
Total other income	$2,712	$38,990	$(36,278)	(93)%
Earnings from equity method investments
The following table details the components of our respective equity method investments included within the Earnings from equity method investments line item on the Condensed Consolidated Statements of Operations:

	Six Months Ended June 30,
(in thousands)	2022	2021
Earnings from Tinuum Group	$3,137	$35,487
Earnings from Tinuum Services	84	4,262
Earnings from other	1	—
Earnings from equity method investments	$3,222	$39,749
For the six months ended June 30, 2022, we recognized $3.1 million in equity earnings from Tinuum Group compared to our proportionate share of Tinuum Group's net loss of $1.5 million for the period. For the six months ended June 30, 2021, we recognized $35.5 million in equity earnings from Tinuum Group compared to our proportionate share of Tinuum Group's net income of $22.9 million for the period. For both of these periods, the difference between our pro-rata share of Tinuum Group's net (loss) income and our earnings from Tinuum Group equity method investment as reported on the Condensed Consolidated Statements of Operations is the result of cumulative distributions received from Tinuum Group being in excess of the carrying value of the investment, and therefore we recognize such excess distributions as equity method earnings in the period the distributions occur.
For the six months ended June 30, 2022, we recognized $0.1 million in equity earnings from Tinuum Services compared to our proportionate share of Tinuum Services' net loss of $0.1 million for this period. The difference between our pro-rata share of Tinuum Services' net loss and our earnings from the Tinuum Services equity method investment as reported on the Condensed Consolidated Statements of Operations is the result of cumulative distributions received from Tinuum Services being in excess of the carrying value of the investment, and therefore we recognize such excess distributions as equity method earnings in the period the distributions occur. For the three months ended June 30, 2021, we recognized $4.3 million in equity earnings from Tinuum Services, which was our proportionate share of Tinuum Services' net income of $8.5 million for the quarter.
See additional information related to equity method investments is included in Note 9 to the Condensed Consolidated Financial Statements included elsewhere in this proxy statement/prospectus.

Interest expense
For the six months ended June 30, 2022, interest expense decreased $1.2 million primarily due to the pay-off of a senior term loan as of June 1, 2021.
Other
On February 25, 2022, we received the Norit Payment as a result of the Change in Control, which occurred as a result of the sale of Norit by its parent, Cabot Corporation. Under the Change in Control, we received from Norit full payment of all amounts outstanding under the Reclamation Reimbursement, payment of all unbilled amounts related to Specific Capital for expenditures incurred through February 28, 2022 and payment of the Norit Reclamation Costs. Under the Reclamation Contract, we are obligated to remit payment for the Norit Reclamation Costs to the third-party operator of Marshall Mine within a specified timeframe, and such payment was remitted in March 2022.
As of February 25, 2022, the Reclamation Reimbursement was $9.0 million and was reflective of the principal balance adjusted for accretion of interest and collection of payments. Under the Change in Control, we received $8.5 million in cash in relation to the outstanding Reclamation Reimbursement. We applied the cash proceeds to the Reclamation Reimbursement and recognized a loss of $0.5 million, which is included in the "Other income (expense)" line item in the Condensed Consolidated Statement of Operations for the six months ended June 30, 2022.
Income tax expense
For the six months ended June 30, 2022, we recorded no income tax expense or benefit compared to income tax expense of $9.4 million for the six months ended June 30, 2021 primarily due to pretax loss for the six months ended June 30, 2022 of $3.4 million compared to pretax income for the six months ended June 30, 2021 of $39.8 million. We did not recognize a tax benefit for the six months ended June 30, 2022 related to the pretax loss for this period, as we recorded a valuation allowance as of June 30, 2022 primarily based on our forecast of pretax loss for the year ended December 31, 2022.
Non-GAAP Financial Measures
To supplement our financial information presented in accordance with U.S. GAAP (or "GAAP"), we provide non-GAAP measures of certain financial performance. These non-GAAP measures include Consolidated EBITDA and Consolidated Adjusted EBITDA. We have included these non-GAAP measures because management believes that they help to facilitate period to period comparisons of our operating results and provide useful information to both management and users of the financial statements by excluding certain expenses, gains and losses which may not be indicative of core operating results and business outlook. Management uses these non-GAAP measures in evaluating the performance of our business.
These non-GAAP measures are not in accordance with, or an alternative to, measures prepared in accordance with GAAP and may be different from non-GAAP measures used by other companies. In addition, these non-GAAP measures are not based on any comprehensive set of accounting rules or principles. These measures should only be used to evaluate our results of operations in conjunction with the corresponding GAAP measures.
We define Consolidated EBITDA as net income adjusted for the impact of the following items that are either non-cash or that we do not consider representative of our ongoing operating performance: depreciation, amortization, depletion, accretion, amortization of upfront customer consideration, which was recorded in conjunction with the Marshall Mine Acquisition ("Upfront Customer Consideration"), interest expense, net and income taxes. We define Consolidated Adjusted EBITDA as Consolidated EBITDA reduced by the non-cash impact of equity earnings from equity method investments, increased by cash distributions from equity method investments and loss on early settlement of the Norit Receivable and the change in ARO as a result of a change in estimate. Because Consolidated Adjusted EBITDA omits certain non-cash items, we believe that the measure is less susceptible to variances that affect our operating performance.
When used in conjunction with GAAP financial measures, we believe these non-GAAP measures are supplemental measures of operating performance which explain our operating performance for our period-to-period comparisons and against our competitors' performance. Generally, we believe these non-GAAP measures are less susceptible to variances that affect our operating performance results.

We expect the adjustments to Consolidated EBITDA and Consolidated Adjusted EBITDA in future periods will be generally similar. These non-GAAP measures have limitations as analytical tools and should not be considered in isolation or as a substitute for analyzing our results as reported under GAAP.
Consolidated EBITDA and Adjusted EBITDA

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands)	2022	2021	2022	2021
Net (loss) income	$(326)	$16,590	$(3,359)	$30,327
Depreciation, amortization, depletion and accretion	1,588	1,904	3,094	4,010
Amortization of Upfront Customer Consideration	127	127	254	254
Interest expense, net	54	434	118	1,163
Income tax expense	—	4,943	—	9,432
Consolidated EBITDA	1,443	23,998	107	45,186
Cash distributions from equity method investees	3,100	20,625	5,613	43,876
Equity earnings	(2,389)	(21,437)	(3,222)	(39,749)
Loss (gain) on change in estimate, asset retirement obligation	34	(1,942)	34	(1,942)
Loss on early settlement of Norit Receivable	—	—	535	—
Consolidated Adjusted EBITDA	$2,188	$21,244	$3,067	$47,371
Liquidity and Capital Resources
Current Resources and Factors Affecting Our Liquidity
As of June 30, 2022, our principal sources of liquidity included:
•cash on hand, excluding restricted cash of $10.0 million pledged under a surety bond agreement; and
•our operations.
As of June 30, 2022, our principal uses of liquidity included:
•our business operating expenses;
•capital and spare parts expenditures;
•payments on our lease obligations; and
•payments of AROs associated with the Five Forks Mine and Marshall Mine.
Due to the expiration of the Section 45 tax credit period as of December 31, 2021 and the resultant wind down of Tinuum Group's and Tinuum Services' operations in 2022, distributions from Tinuum Group and Tinuum Services are no longer a significant source of liquidity.
Tinuum Group and Tinuum Services Distributions
The following table summarizes the cash distributions from our equity method investments for the six months ended June 30, 2022 and 2021:

	Six Months Ended June 30,
(in thousands)	2022	2021
Tinuum Services	$2,476	$5,002
Tinuum Group	3,137	38,874
Distributions from equity method investees	$5,613	$43,876
Cash distributions from Tinuum for the six months ended June 30, 2022 decreased by $38.3 million compared to the six months ended June 30, 2021 primarily due to Tinuum Group and Tinuum Services ceasing material operations as of December 31, 2021.

Cash Flows
Six Months Ended June 30, 2022 vs. Six Months Ended June 30, 2021
Cash and restricted cash increased from $88.8 million as of December 31, 2021 to $90.8 million as of June 30, 2022. The following table summarizes our cash flows for the six months ended June 30, 2022 and 2021, respectively:

	Six Months Ended June 30,
(in thousands)	2022	2021	Change
Cash and restricted cash provided by (used in):
Operating activities	$1,758	$18,151	$(16,393)
Investing activities	1,305	20,401	(19,096)
Financing activities	(1,024)	(17,149)	16,125
Net change in cash and restricted cash	$2,039	$21,403	$(19,364)
Cash flow from operating activities
Cash flows provided by operating activities for the six months ended June 30, 2022 decreased by $16.4 million compared to the six months ended June 30, 2021. The decrease was primarily attributable to net loss of $3.4 million for the six months ended June 30, 2022 compared to net income of $30.3 million for the six months ended June 30, 2021, a decrease in Deferred income tax expense of $6.8 million, a decrease in Distributions from equity method investees, return on investment of $16.8 million and an increase in net working capital of $5.4 million. Offsetting the net decrease in cash flows provided by operating activities for the six months ended June 30, 2022 compared to the six months ended June 30, 2021 were decreases in Earnings from equity method investments of $36.5 million, Other long-term assets, net of $5.7 million, primarily from the Norit Payment in settlement of the Reclamation Reimbursement, and the non-cash gain recognized from the change in estimate of the Marshall Mine ARO of $2.0 million.
Cash flow from investing activities
Cash flows provided by investing activities decreased for the six months ended June 30, 2022 compared to the six months ended June 30, 2021 by $19.1 million primarily as a result of a decrease in distributions from equity earnings in excess of cumulative earnings of $21.4 million. Offsetting the net decrease in cash flows provided by investing activities was a decrease in property, plant and equipment additions of $1.7 million.
Cash flow from financing activities
Cash flows used in financing activities for the six months ended June 30, 2022 compared to the six months ended June 30, 2021 decreased by $16.1 million primarily from a decrease in principal loan repayments on a senior term loan.
Material Cash Requirements
For the six months ended June 30, 2022, there were no material changes to our contractual obligations outside of the ordinary course of business from those reported as of December 31, 2021. We expect that our cash on hand as of June 30, 2022 will provide sufficient liquidity to fund operations for the next 12 months.
Capital Expenditures
For 2022, we expect to incur $11.0 million in capital expenditures compared to $7.6 million incurred in 2021. This increase is primarily the result of forecasted capital improvements to the Red River Plant of approximately $4.7 million, product specific capital expenditures related to the Supply Agreement of approximately $0.7 million and scheduled maintenance improvements. We expect to fund all capital expenditures for 2022 from cash on hand.

Retention Agreements
On May 4, 2022, the Compensation Committee of the Board and the Board approved the amendment of the retention agreements (the "Retention Agreements"), which had been executed in May 2021, between us and our executive officers and certain other key employees in order to maintain our business operations while we pursue and execute on our strategic initiatives (such amended agreements, the "Amended Retention Agreements"). Under the Amended Retention Agreements, if accepted, the employees will receive (i) 40% of the original amount agreed to in the Retention Agreements ("Retention Pay") in August 2022; (ii) 60% of the Retention Pay on the earliest of (1) the date the employee’s employment is terminated without Cause or for Good Reason (as those terms are defined in the Retention Agreement or the employee’s employment agreement, as applicable), (2) 90 days after a Transaction Date or a Change in Control (as those terms are defined in the Retention Agreement or the employee’s employment agreement, as applicable), or (3) in January 2023; and (iii) an additional lump sum payment, ranging from 10% to 40% of the Retention Pay, will also be paid at the earliest of (1) the date the employee’s employment is terminated without Cause or for Good Reason (as those terms are defined in the Retention Agreement or the employee’s employment agreement, as applicable), (2) 90 days after a Transaction Date or a Change in Control (as those terms are defined in the Retention Agreement or the employee’s employment agreement, as applicable), or (3) in January 2023.
In order to receive the Amended Retention Agreements payments, employees must remain employed at the Company through the dates above. As of June 30, 2022, the total cash payable pursuant to the Amended Retention Agreements is $2.5 million, and we expect to fund these obligations from cash on hand.
Five Forks Mine and Marshall Mine Obligations
As of June 30, 2022, we had outstanding surety bonds with regulatory commissions of $24.1 million related to both the Marshall Mine and Five Forks Mine. As of June 30, 2022, and as required by our surety bond provider, we held restricted cash of $10.0 million pledged as collateral related to performance requirements required under reclamation contracts for both the Marshall Mine and Five Forks Mine. We expect that the obligations secured by these surety bonds will be performed in the ordinary course of business and in accordance with the applicable contractual terms. To the extent that the obligations are performed, the related surety bonds should be released and collateral requirements reduced. However, in the event any surety bond is called, our indemnity obligations could require us to reimburse the surety bond provider.
We intend to fund the remaining portion of the Reclamation Costs from cash on hand. We believe that as reclamation activities proceed and the amounts required under the MM Surety Bond are able to be reduced, there may be an opportunity to further reduce the collateral requirement.
Critical Accounting Policies and Estimates
Our critical accounting policies and estimates have not changed from those reported in "Management's Discussion and Analysis of Financial Condition and Results of Operations"for the year ended December 31, 2021.
Recently Issued Accounting Standards
Refer to Note 1 of the Condensed Consolidated Financial Statements included elsewhere in this proxy statement/prospectus for information regarding recently issued accounting standards applicable to us.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF ARQ
The following discussion and analysis of Arq’s financial condition and results of operations should be read in conjunction with the disclosure under “Risk Factors” and Arq’s consolidated financial statements and the related notes to those statements included elsewhere in this proxy statement/prospectus. In addition to historical consolidated financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Some of the numbers included herein have been rounded for the convenience of presentation. Arq’s actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in this proxy statement/prospectus. The results of operations discussed in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Arq” are those of Arq and its consolidated subsidiaries.
Unless the context otherwise requires, references in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Arq” to “we,” “our” and “us” refer to the business and operations of Arq and its consolidated subsidiaries prior to the Transactions.
Overview
We use proprietary technologies to remediate waste land (typically former coal mine sites) and create specialty carbon products, with a broad range of applications, from pollution control to supporting the energy transition. This is achieved by our core business, a novel processing technology which uses coal mining waste as its feedstock. The combination of our technology and facilities enables the production of a micro-fine hydrocarbon powder (“Arq Powder”) and a micro-fine mineral powder (“Arq Mineral”), which can both be used as a feedstock or as a direct product in large, diverse and global markets.
Our vision is to reduce pollution and emissions from coal by cleaning up existing coal waste and removing the impurities before combustion. Arq is headquartered in London England. Our first plant was built in Corbin, Kentucky. The Corbin plant is considered our first prototype facility and could operate for over 30 years. Arq plans further construction in the United States, South Africa and Australia.
See further discussion of our business included in the section entitled “Business of Arq” in this proxy statement/prospectus.
Impact of COVID-19
We are vulnerable to the general economic effects of epidemics, pandemics and other public health crises, such as the COVID-19 pandemic. The extent to which COVID-19 impacts us will depend primarily on future developments, which are highly uncertain and cannot be predicted with confidence, including the severity and duration of the crisis, the speed and effectiveness of vaccine, our employees’ willingness to get vaccinated, and treatment developments and deployment, potential mutations of COVID-19, and the impact of actions taken and that will be taken to contain COVID-19 or treat its impact, among others. For example, if COVID-19 continues to spread, we may need to limit operations or implement additional restrictions as a result of widespread government restrictions.
Due to the nature of our industry, we cannot rely on our main work force to be working from home. While prior government shutdowns did not have a significant impact on our business, a future government shutdown could result in the suspension of work in progress which would adversely affect our future revenue and cash flow.
We cannot predict the long-term impact on our customers and the subsequent impact on our business.
Components of Revenue, Expenses and Equity Method Investees
The following briefly describes the components of revenues and expenses as presented in the Consolidated Statements of Operations included elsewhere in his proxy statement/prospectus.

Revenues and Cost of Revenues
We are a pre-revenue company that has invested in production of Arq Powder. The development of Arq Powder has involved investment into the process design, engineering and construction of our first prototype plant at Corbin and the design, engineering and construction of a drying and blending facility that allows the blending of Arq Powder with residual fuel oil to make marine fuel. Our research and development efforts are invested to develop a number of products that can use Arq Powder as a feedstock. We incur other expenses in order to raise further funding for the development of the Company and identify new markets for Arq Powder.
Presentation of Financial Results
For comparison purposes, the following tables set forth our results of operations for the years presented in the Consolidated Financial Statements included elsewhere in this proxy statement/prospectus. The year-to-year comparison of financial results is not necessarily indicative of financial results that may be achieved in future years.
Comparison for the Year Ended December 31, 2021 and 2020
Plant Operating expenses
Plant operating expenses represent the pre-production costs to operate the Corbin facility. A summary of the components of these costs for the year ended December 31, 2021 and 2020 are as follows:

	2021	2020	% Change
($ in thousands)
Wages and salaries and other employee benefits	557	391	42.5%
Contractors	1,922	1,087	76.8%
Utility expenses	2,044	1,339	52.7%
Impairment	90,070	—	—%
Other operating expenses	1,579	948	66.6%
	96,172	3,765
Wages and salaries
Wages and salaries expenses, which represent costs related to plant operating personnel, increased by 42.5% to $0.6 million for the year ended December 31, 2021, compared to the corresponding year in 2020 primarily due to an increase in our headcount from employees during the year as a result of taking on a new employee to carry out sample testing during the commissioning of the plant at Corbin.
Contractors
Contractor expenses, which represent fees for contractors to provide security, product sampling and support for the testing and commissioning of the Corbin plant, increased by 76.8% to $1.9 million for the year ended December 31, 2021, compared to the corresponding year in 2020 primarily due to increase in the number of contractors to support testing and commissioning which started in the second half of 2020 and continued through to the end of 2021.
Utility expenses
Utility expenses, which represent electricity and gas costs required to operate the Corbin plant, increased by 52.7% to $2.0 million for the year ended December 31, 2021, compared to the corresponding year in 2020 primarily due to the majority of testing and commissioning requiring electricity started in the second half of 2020 and continuing to the end of 2021.
Impairment
The total impairment loss of $90.1 million represents the write-down of certain property, plant and equipment and capitalized interest at the Corbin facility and the St Rose blending and drying facility to their recoverable amounts. The impairment loss of $73.4 million at our Corbin facility was principally due to delays in upgrading the plant in order to start production and generate revenue. The recoverable amount of $92.3 million as at December 31, 2021 was based on the fair value less costs of disposal calculation for the Corbin facility and was estimated based on an external third-party valuation of the Corbin facility.

The impairment loss of $16.7 million at the St. Rose blending and drying facility represents the write-down of certain property, plant and equipment, capitalized interest and prepaid tank leases as a result of the decision to terminate the construction of the facility. The recoverable amount of $0 as of December 31, 2021 was based on the fair value less costs of disposal of these assets.
Other Operating Expenses
Other operating expenses, which principally represents depreciation, consumables, insurance and repairs and maintenance, increased by 66.6% to $1.6 million for the year ended December 31, 2021, compared to the corresponding year in 2020 primarily due to depreciation from leased rail cars and other leased plant equipment increasing by $0.4 million. Insurance costs increased by $0.1 million due to higher property insurance during 2021.
Research and Development (“R&D”) Expenses
R&D expenses, which represent the wages and salaries of employees in our R&D department and R&D carried out by external suppliers, increased by 33.3% to $4.0 million for the year ended December 31, 2021, compared to the corresponding year in 2020 primarily due to increased expenditure developing Arq Powder that can be blended feedstock with residual fuel oil for marine fuels and the hiring of a new employee at the end of 2020 to support development of Arq Mineral.
Administration Expenses
A summary of the components of administration expenses for the year ended December 31, 2021, and 2020 is as follows:

	2021	2020	% Change
($ in thousands)
Wages and salaries and other employee benefits	5,656	5,357	5.6%
Share-based payment expense (note 14)	4,921	15,621	(68.5)%
Business development and marketing fee	2,318	2,499	(7.2)%
Professional fees	1,406	1,316	6.8%
Other administrative expenses	1,493	1,543	(3.2)%
	15,794	26,336
Wages and salaries
Wages and salaries and other employee benefits, which represent costs of business development, general and administration personnel, increased by 5.6% to $5.7 million for the year ended December 31, 2021, compared to the corresponding year in 2020 primarily due to increased headcount to support the effort to raise further capital during 2021.
Employee and contract share-based payment expense
Share-based payment expense decreased by 68.5% to $4.9 million for the year ended December 31, 2021, compared to the corresponding year in 2020 primarily due to roll-out of a share-based management incentive plan and the issuance of share options in exchange for a reduction in salary in 2020. No new options were issued in 2021.
Business development and marketing fees
Business development and marketing fees, which represents fees due to support the sale and marketing of power-blended with residual fuel oil (“Arq Fuel”), and other corporate marketing expenditure decreased by 7.2% to $2.3 million for the year ended December 31, 2021 compared to the corresponding year in 2020 primarily due to cost savings from corporate marketing expenditure which decreased by $0.2 million to $0.3 million.
Professional fees
Professional fees, which represents transaction fees, general corporate legal fees, fees for managing and filing of patents, and audit fees increased by 6.8% to $1.4 million for the year ended December 31, 2021, compared to the corresponding year in 2020 primarily due to the incurrence of transaction fees to support the raising of capital in 2021 offset partially by a reduction in general legal and legislative costs.

Other administrative expenses
Other administrative expenses, which principally represents IT support, travel and insurance costs, decreased by 3.2% to $1.5 million for the year ended December 31, 2021, compared to the corresponding year in 2020 primarily due to reduced rental expenses following renegotiations of office leases at the end of 2020.
Finance expense
Finance expense, which principally represents lease interest and revaluation of provisions for asset retirement obligations, increased by 35.2% to $0.7 million in the year ended December 31, 2021 compared to the corresponding year in 2020 primarily due to interest on new office and railcar leases.
Income tax income
Income tax income, which represents reclaimed United Kingdom tax credits on research and development expenditure, for the year ended December 31, 2021, increased by 38.0% to $0.9 million compared to the corresponding year in 2020 due to tax allowable research and development expenditure increasing by $0.7 million to $2.6 million.
Liquidity and Capital Resources
Our financing objective is to have sufficient cash and working capital to meet the operational needs, equipment and personnel needs to support our project commitments.
In order to finance the working capital of Arq through to completion of the Transactions, we have renegotiated a number of key supplier and employee contracts to reduce costs, agreed to payment plans with a number of key suppliers, will draw down funds from existing loan facilities, agreed to convert the preferred units of affiliates of York Capital Management Global Advisors, LLC, existing Arq shareholders (“York”), into shares of Arq, to be exchanged into shares of New ADES upon completion of the Transactions, agreed to convert outstanding marketing fees owed to Vitol into shares of Arq and raised $6.9 million in secured convertible loan notes (“Convertible Loan Notes”) in August 2022 from certain initial subscribers, with the option to issue up to an additional $8 million of convertible loan notes. Details of the Convertible Loan Notes, renegotiation of the York preferred units and Vitol market fee are set out in Note 23 to the Arq Consolidated Financial Statements for the year ended December 31, 2021 included elsewhere in this proxy statement/prospectus.
Debt
As at December 31, 2021, we had borrowings consisting of York preferred units, the USDA Loan, as described below, and lease liabilities. In August 2022, we issued the Convertible Loan Notes to fund our working capital.
York Preferred Units
Arq entered into an agreement with York in August 2015 for York to become a preferred unit holder of Arq Project Holding Company LLC (“Arq Project”), a subsidiary of Arq. The preferred units do not have voting rights and rank ahead of the common and ordinary shares of Arq Project. The preferred units accrue interest of 15% per annum on the aggregate amount outstanding and mature in September 2022. The outstanding amount of principal and interest can be converted at any time into Series B Preferred shares of the Company at a conversion price of $3.10 per share. In August 2022, Arq agreed with York that prior to the closing of the Transactions, the York preferred units plus any accrued interest on those units will be converted into 32,020,535 ordinary shares of the Company. As of December 31, 2021, the book value of the York preferred units was $82.9 million.
USDA Loan
In January 2021, Arq entered into a loan facility agreement with Community Bank Trust Inc. (the “USDA Loan”), whereby Arq may borrow up to $10 million over the next 24 months to invest in the plant and mini drying and blending facility at Corbin, Kentucky. The loan facility interest rate is higher of 6% and US Prime Rate + 2.75%. Loan repayments will start at the beginning of the 3rd year, with the loan facility being fully repaid by January 2036. As of December 31, 2021, Arq had drawn down $6.2 million under the loan facility.

Convertible Loan Note
In order to finance Arq’s working capital up to the completion of the Transactions with ADES, Arq raised $6.9 million in the Convertible Loan Notes in August 2022 from certain initial subscribers, with the option to issue up to $8.0 million of additional Convertible Loan Notes. The main terms of the Convertible Loan Note are as follows:
Prior to the completion of the Transactions contemplated by the Transaction Agreement, the Convertible Loan Notes will convert into ordinary shares of Arq, which, when issued, will be entitled to receive a portion of the New ADES shares issued in the Arq Share Acquisition.
The Convertible Loan Notes are secured by a debenture granting security to the Convertible Loan Notes via fixed and floating charges over the assets of Arq Limited and Arq IP Limited, a subsidiary of Arq.
Cash
As of December 31, 2021, we had cash of $7.0 million. $1.0 million of the cash is restricted to payment of interest on the USDA Loan. Interest on the USDA Loan is deducted from this bank account.

	2021	2020	% Change
($ in thousands)
Net cash outflows from operating activities	(17,624)	(14,789)	19.2%
Net cash outflows from investing activities	(7,059)	(12,253)	(42.4)%
Net cash inflows (outflows) from financing activities	4,241	(771)	—

Net decrease in cash and cash equivalents	(20,442)	(27,813)
Cash flow from operating activities
Cash outflows from operating activities for the year ended December 31, 2021 increased by 19.2% to $17.6 million compared to the corresponding year in 2020. The increase was principally due to plant operating expenses before impairment increasing by $2.3 million to $6.1 million. Plant operating expenses principally increased during the year due to testing and commissioning which predominantly took place in 2021, having started in the second half of 2020.
Cash flow from investing activities
Cash outflows from investing activities for the year ended December 31, 2021 decreased by 42.4% to $7.1 million compared to the corresponding year in 2020. The decrease was principally due to the mechanical completion of Corbin having been completed in 2020 resulting in capital expenditure at Corbin decreasing by $1.8 million to $2.6 million, and the decision to terminate the construction of the blending and drying facility at St. Rose in 2021 decreasing capital expenditure by $6.1 million to $1.5 million. This was offset by capital expenditure of $2.8 million spent in 2021 on the demo drying and blending plant at Corbin and other projects.
Cash flow from financing activities
Cash inflows from financing activities for the year ended December 31, 2021 increased by $5.0 million compared to the corresponding year in 2020. The increase was principally due to the drawdown of $6.2 million of funds from a $10 million USDA bank facility. This was offset by lease repayments increasing by $0.4 million as the Company signed new office leases and transaction costs increasing by $1.1 million to $1.2 million principally as a result of work carried out to raise the USDA loan, and the business combination with ADES during 2021.
Material Cash Requirements
We expect to fund all capital expenditures, operating expenditure and working capital for 2022 from cash on hand, draw down of existing bank facilities and the proceeds of the Convertible Loan Notes.
For 2022, we expect to incur $2.5 million in capital expenditure compared to $7.1 million incurred in 2021. This decrease is primarily the result of the commissioning of the Corbin plant having been completed in 2021. The capital expenditure principally relates to the upgrading of the plant and the completion of the demo drying and blending plant.

Comparison for the six months ended June 30, 2022 and 2021
Plant Operating expenses
Plant operating expenses represent the pre-production costs to operate the Corbin facility. A summary of the components of these costs for the six months ended June 30, 2022 and 2021 is as follows:

	2022	2021	% Change
($ in thousands)
Wages and salaries and other employee benefits	$316	$249	26.9%
Contractors	448	787	(43.1)%
Utility expenses	741	948	(21.8)%
Impairment	23,051	—	—%
Depreciation	2,528	55	—%
Other operating expenses	446	606	(26.4)%
Plant operating expenses	$27,530	$2,645
Wages and Salaries
Wages and salaries expenses, which represent costs related to plant operating personnel, increased by 26.9% to $0.3 million for the six months ended June 30, 2022, compared to the corresponding period in 2021 primarily due to increased headcount to supporting the engineering at the Corbin facility.
Contractors
Contractor expenses, which represent contractors to provide security, product sampling and support for the testing and commissioning of the Corbin plant, decreased by 43.1% to $0.4 million for the six months ended June 30, 2022, compared to the corresponding period in 2021 primarily due to decrease in contractors to support testing and commissioning which was completed at the end of 2021.
Utility Expenses
Utility expenses, which represent electricity and gas costs required to operate the Corbin plant, decreased by 21.8% to $0.7 million for the six months ended June 30, 2022 compared to the corresponding period in 2021 primarily because a majority of testing and commissioning requiring electricity had been completed at the end of 2021.
Impairment
The impairment loss of $23.1 million represents the write-down of certain property, plant and equipment and capitalized interest at the Corbin facility to its recoverable amount. The impairment loss was principally due to a change in the macroeconomic environment and a change in the business plan since December 31, 2021. The recoverable amount of $65.2 million as of June 30, 2022 was based on the fair value less costs of disposal calculation for the Corbin facility and was estimated based on an external third-party valuation of the Corbin facility.
Depreciation
Depreciation, which represents the depreciation of the Corbin plant, increased for the six months ended June 30, 2022, compared to the corresponding period in 2021 primarily due to the decision to start depreciating the plant after the commissioning had been completed at the end of 2021.
Other Operating Expenses
Other operating expenses, which principally represents consumables, insurance and repairs and maintenance, decreased by 26.4% to $0.4 million for the six months ended June 30, 2022, compared to the corresponding year in 2021 primarily due to a reduction in repairs and maintenance by $0.1 million and consumables decreasing by $0.1 million as commissioning had been completed at the end of 2021.

Research and Development (“R&D”) Expenses
R&D expenses, which represents the wages and salaries of employees in our R&D department and R&D carried out by external suppliers, decreased by 41.1% to $1.0 million for the six months ended December 31, 2021 compared to the corresponding year in 2020 primarily due to decreased expenditure developing Arq Powder that can be blended feedstock to produce marine fuel as the Company focused on the development of Arq Powder to be used in the production of activated carbon.
Administration expenses
A summary of the components of administration expenses for the six months ended June 30, 2022, and 2021 is as follows:

	2022	2021	% Change
($ in thousands)
Wages and salaries and other employee benefits	$2,619	$2,898	(9.6)%
Employee and contractor share-based payment expense	1,385	3,798	(63.5)%
Business development and marketing fee	1,111	1,190	(6.6)%
Professional fees	1,068	552	93.5%
Other administrative expenses	781	698	11.9%
Administration expenses	$6,964	$9,136
Wages and salaries
Wages and salaries expenses, which represent costs of business development, general and administration personnel, decreased by 9.6% to $2.6 million for the six months ended June 30, 2022, compared to the corresponding year in 2021 primarily due to decreasing headcount to support the raising of capital in 2022 and the decline of the UK £ against the US dollars resulting in cost of UK employees in US dollars being lower.
Employee and contractor share-based payment expense
Share-based payment expense decreased by 63.5% to $1.4 million for the six months ended June 30, 2022, compared to the corresponding year in 2021 primarily due to less options vesting during the six months ending June 30, 2022.
Business development and marketing fees
Business development and marketing fees, which represent fees due to support sales and marketing of Arq Fuel and other corporate marketing expenditure decreased by 6.6% to $1.1 million for the six months ended June 30, 2022, compared to the corresponding year in 2021 primarily due to cost savings from corporate marketing expenditure.
Professional fees
Professional fees, which represents transaction fees, general corporate legal fees, fees for managing and filing of patents, and audit fees increased by 93.5% to $1.1 million in the six months ended June 30, 2022 compared to the corresponding period in 2021 due to the incurrence of costs related to the Transactions.
Other administrative expenses
Other administrative expenses, which principally represents IT support, travel and insurance costs, increased by 11.9% to $0.8 million for the year ended June 30, 2022, compared to the corresponding year in 2021 primarily due to travel increasing by less than $0.1 million as COVID-19 travel restrictions were relaxed, and insurance costs increasing by less than $0.1 million.
Finance expense
Finance expense, which principally represents interest accrued on the York Preferred Units as part of the construction and commissioning of the Corbin plan, interest on the USDA term loan and leases, increased by $8.8 million to $9.1 million in the period ended June 30, 2022 compared to the corresponding period in 2021 primarily due to Arq no longer capitalizing interest in 2022 because the Corbin plant had been commissioned at the end of 2021.

Income tax income
Income tax income, which represents reclaimed United Kingdom tax credits on research and development expenditure, for the six months ended June 30, 2022, decreased by $0.2 million to $0.3 million compared to the corresponding period in 2021 due to tax allowable research and development expenditure decreasing by $0.6 million to $0.8 million.
Cash
As of June 30, 2022, we had cash of $1.3 million. $0.8 million of such cash is restricted to payment of interest on the UDSA Loan. Interest on the USDA Loan is deducted from such restricted amount.
In August and October 2022, we raised $6.9 million from the issuance of the Convertible Loan Notes. As of September 30, 2022, we had unrestricted cash of $5.4 million.
Liquidity and Capital Resources

	6 months ended June
	2022	2021	% Change
($ in thousands)
Net cash outflows from operating activities	(5,876)	(8,977)	(34.5)%
Net cash outflows from investing activities	(1,438)	(3,003)	(52.1)%
Net cash inflows from financing activities	1,598	1,421	12.5%
Net decrease in cash and cash equivalents	(5,716)	(10,559)
Cash flow from operating activities
Cash outflows from operating activities for the six months ended June 30, 2022, decreased by 34.5% to $5.9 million compared to the corresponding period in 2021. The decrease was principally due to operating loss before impairment, share based payments, finance expenses and depreciation decreasing by $1.1 million to $8.4 million and net working capital improving by $2.0 million to $2.5 million. The reduction in operating loss before impairment, share based payments, finance expenses and depreciation was principally due to decrease in research and development expense and the reduction in plant operating expenses.
Cash flow from investing activities
Cash outflows from investing activities for the period ended June 30, 2022, decreased by 52.1% to $1.4 million compared to the corresponding period in 2021. The decrease was principally due to capital expenditure at Corbin decreasing by $1.0 million as a result of the commissioning of the Corbin facility and the completion of the demo drying and blending plant, and the decision to terminate the construction of the blending and drying facility at St. Rose in 2021 decreasing capital expenditure by $0.4 million.
Cash flow from financing activities
Cash inflows from financing activities for the six months ended June 30, 2022, increased by 12.5% to $1.6 million compared to the corresponding period in 2021. This was principally due to the increase of $0.3 million in funds drawn down from a $10 million USDA Loan.
Critical Accounting Policies and Estimates
We prepare our financial statements in accordance with International Financial Report Standards. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, and expenses as well as the disclosure of contingent assets and liabilities. Management bases our estimates and judgments on historical experience and other factors that are believed to be reasonable under the circumstances. There have been no material changes to our critical accounting estimates from our consolidated financial statements for the year ended December 31, 2021.
Recently Issued Accounting Standards
Refer to Note 2(u) and (v) of Arq’s Consolidated Financial Statements for information regarding recently issued accounting standards.

THE TRANSACTIONS
This section of the proxy statement/prospectus describes material aspects of the Transactions. The description in this section and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the complete text of the Transaction Agreement, a copy of which is attached to this proxy statement/prospectus as Annex A and is incorporated by reference into this proxy statement/prospectus. This summary may not contain all of the information that is important to you. You should carefully read this entire document, including the full text of the Transaction Agreement and the other documents referred to in this document, for a more complete understanding of the Transactions. This section is not intended to provide you with any factual information about ADES or Arq. Such information can be found elsewhere in this proxy statement/prospectus and in the public filings ADES makes with the SEC, as described in the section entitled “Where You Can Find More Information” of this proxy statement/prospectus. Any capitalized terms which are used in this summary description but not defined here or elsewhere in this proxy statement/prospectus have the meanings assigned to them in the Transaction Agreement.
The Transactions
Pursuant to the terms and conditions set forth in the Transaction Agreement, ADES and Arq agreed to combine their businesses under a new holding company, New ADES. ADES will be brought under New ADES through a merger of Merger Sub, a wholly owned subsidiary of New ADES, with and into ADES, with ADES surviving the merger as a wholly owned subsidiary of New ADES. In the ADES Merger, ADES stockholders will be given the election to exchange each share of ADES common stock for either (i) 1.11 shares of New ADES common stock plus $0.52 in cash (the “Mixed ADES Consideration”) or (ii) 1.22 shares of New ADES common stock (the “All-Stock ADES Consideration”). Shareholders that do not make an affirmative election to receive the Mixed ADES Consideration or the All-Stock ADES Consideration will receive the All-Stock ADES Consideration in the ADES Merger.
Following the completion of the ADES Merger, pursuant to a Scheme of Arrangement (the "Scheme of Arrangement") and in accordance with the Laws of the Bailiwick of Jersey, existing shareholders of Arq will transfer all of their equity interests in Arq to New ADES in exchange for an aggregate number of 19,279,235 newly issued shares of New ADES common stock (the "Arq Share Acquisition"). The shares of New ADES common stock issued in the Arq Share Acquisition will be issued pursuant to an exemption from registration under Section 3(a)(10) of the Securities Act.
Substantially concurrently with entry into the Transaction Agreement, New ADES entered into the Subscription Agreements with certain persons (the “Subscribers”) pursuant to which the Subscribers subscribed for and agreed to purchase shares of New ADES common stock for an aggregate purchase price of $20.0 million and at a price per share of $4.67 (the “Initial PIPE Price Per Share”), provided that if the volume weighted average price of the ADES common stock for the 30 days ending on the third business day prior to the date of the ADES Shareholders Meeting (the “ADES VWAP”) is more or less than the Initial Pipe Price Per Share by more than 25% (i.e. is greater than approximately $5.83 per share or is less than approximately $3.51 per share), the price per new share of New ADES common stock purchased pursuant to the Subscription Agreements will be the ADES VWAP (such transaction, the “PIPE Investment”). The shares purchased pursuant to the Subscription Agreements will be issued as of the closing date of such purchase, immediately following the consummation of the Scheme of Arrangement.

The following diagram illustrates the structure of the Transactions:
Before the Transactions
The following diagram illustrates the structure of ADES prior to the Transactions:

The following diagram illustrates the structure of Arq prior to the Transactions:

After the Transactions
The following diagram illustrates the structure of New ADES immediately following the Transactions:

PIPE Shareholders
Former ADES Shareholders
Former ARQ Shareholders
Elbert Holdings, Inc.
(Delaware)
ARQ Limited
(Jersey)
Advanced Emissions Solutions, Inc
(Delaware)
ARQ Subsidiaries
ADES Subsidiaries

Background of the Transactions
The ADES Board and ADES’ senior management, with the assistance of ADES’ advisors, regularly review the near-term and long-term strategy, performance, positioning and operating prospects of ADES with a view toward enhancing stockholder value. These reviews have included, from time to time, the various strategic alternatives available for ADES, including growth opportunities through acquisitions, sales, debt and equity financing alternatives and other potential strategic transactions. These reviews have also included discussions of different methods of returning capital to stockholders.
ADES, through its equity ownership in Tinuum Group, LLC and Tinuum Services, LLC (collectively “Tinuum”), maintained a refined coal business that qualified for tax credits under Internal Revenue Code Section 45 - Production Tax Credit (“Section 45”). By 2020, there was material uncertainty whether the Section 45 tax credit period—which was then scheduled to expire on December 31, 2021—would be extended. If the tax period was not extended, Tinuum would be required to significantly wind down its operations upon the expiration of the Section 45 tax credit period. As a result, the earnings and distributions from ADES’ refined coal segment would substantially cease as of December 31, 2021 and ADES’ activated carbon and other chemical-based technology products business (“Activated Carbon Business”) would need to grow substantially, either organically or acquisitively, in order to replace the earnings from Tinuum. Otherwise, ADES would be forced to raise additional capital, significantly reduce operating expenses or take other alternative actions.
The impending wind down of the Tinuum refined coal business as well as the need to continue to gain better scale within ADES’ business, among other factors, caused members of the ADES Board and ADES management to consider exploring interest from market participants regarding a potential transaction with ADES that would be in the best interests of ADES’ stockholders. As a result, in August 2020 the ADES Board held a meeting, with members of ADES management participating, and authorized ADES management to solicit requests for proposals from potential financial advisors to assist the ADES Board in an effort to review and evaluate ADES’ strategic alternatives. Following the ADES Board meeting, members of ADES management solicited such proposals and engaged in discussions with multiple potential financial advisors.
Prior to the ADES Board meeting in August 2020, in the third quarter of 2020, ADES received an unsolicited offer from a private equity fund we refer to as “Party A” to purchase ADES’ Tinuum business, together with an additional undefined portion of ADES’ assets and liabilities that Party A proposed would be required to have a net asset value of at least $20 million, for an aggregate purchase price of $71 million. Upon review of Party A’s initial proposal, the ADES Board determined that the offer submitted by Party A was insufficient to warrant further discussions at the proposed valuation, but it instructed Mr. Marken to explore whether Party A would be able to provide a proposal that more fairly valued ADES’ business and assets.
In order to facilitate the growth of its Activated Carbon Business, the ADES Board and management considered a number of alternatives, and in the fourth quarter of 2020 ADES began preparations to submit an indication of interest to an industry participant we refer to as “Party B” for ADES to acquire a potentially complementary business unit (the “Specified Business Unit”) from Party B.
On October 29, 2020, the ADES Board held an in-person meeting, with members of ADES management participating, to discuss the potential engagement of Ducera as ADES’ financial advisor in connection with certain potential strategic transactions. During the meeting, members of the ADES Board asked questions of the Ducera representative regarding the potential representation. Subsequently, the ADES Board approved the engagement of Ducera on the terms set forth in the proposed engagement letter presented to the ADES Board. Following the ADES Board meeting, ADES entered into a written engagement letter with Ducera, dated November 4, 2020, for the provision of financial advisory and investment banking services in connection with the potential transaction involving the Specified Business Unit.
On December 15, 2020, ADES sent a non-binding indication of interest to Party B for the potential acquisition of the Specified Business Unit.
On January 5, 2021, ADES received an updated proposal from Party A to purchase ADES’ Tinuum business. The proposed transaction structure contemplated that in exchange for the purchase of ADES’ interest in Tinuum, Party A would pay ADES $70 million (less any distributions received by ADES from Tinuum after December 31, 2020), and Party A would provide ADES with a $43 million loan that would be secured by ADES’ remaining assets and would accrue interest at 12% per year. The proposal provided that $13 million of the cash proceeds would be required to be deposited into escrow for 36-48 months. In connection with the issuance of the loan, Party A also proposed that it would receive at-the-money warrants to purchase 5-10% of ADES’ Activated Carbon Business.
On January 8, 2021 the ADES Board held a telephonic meeting and determined that, given the expected returns from the Tinuum business during 2021 and the substantial leverage the proposal would place on ADES’ continuing business, Party A’s updated proposal did not provide sufficient value to move forward with Party A based on the terms presented.
On January 11, 2021, Party B informed ADES that it would not agree to proceed exclusively with ADES regarding the sale of the Specified Business Unit, and that Party B intended to launch a full marketing process for the sale of the Specified Business Unit.
Following the initial engagement of Ducera and motivated by the responses received from Party A and Party B, the ADES Board determined it was in the best interests of the company and its stockholders to expand the scope of Ducera’s engagement. As requested by ADES, on January 19, 2021, ADES entered into a new engagement letter with Ducera, superseding the prior engagement letter, dated November 4, 2020, to provide financial advisory and investment banking services, including, among other things, in connection with a potential acquisition or sale by ADES.
On February 5, 2021, the ADES Board had a telephonic meeting, with members of ADES management and representatives of Ducera participating, during which Ducera provided updates regarding discussions with Party A and Party B. Following a discussion of ADES’ liquidity outlook and the financial assessment of ADES’ stand-alone

Activated Carbon Business, the ADES Board authorized Ducera to commence a marketing process regarding the sale of some or all of the assets or equity of ADES, including but not limited to ADES’ Activated Carbon Business and/or its refined coal business, or all of the equity of ADES.
During April and May of 2021, representatives of ADES engaged in multiple discussions with Party B relating to the bid process for Party B’s sale of the Specified Business Unit. Upon further review of the terms relating to the bid process, the ADES Board determined that it was in the best interests of the company to not continue discussions with Party B beyond this time.
On May 10, 2021, ADES issued a press release announcing that it had initiated a strategic review to assess a range of strategic alternatives to maximize stockholder value. In connection with the strategic review, ADES opened a virtual data room containing information about ADES. In connection with making the data room available to potential buyers and over the course of its strategic review, ADES entered into non-disclosure agreements with Parties A, B, C, D, E, F, and H. The non-disclosure agreements with Parties A and B, executed as of October 16, 2020 and May 18, 2021, respectively, did not include a standstill. The non-disclosure agreements with Parties C, D, E, F, and H, executed as of May 20, 2021, May 4, 2021, May 8, 2021, February 26, 2021, and August 13, 2021, respectively, included a standstill with customary restrictions against certain transactions involving ADES securities for a restricted period of one year from the date of the agreement (with the exception of the non-disclosure agreement with Party H, which included a restricted period of six months). Furthermore, the non-disclosure agreement with Party H provided that such standstill would terminate immediately upon the approval of the ADES Board of certain acquisitions of ADES securities or entry into a definitive acquisition agreement by ADES.
On June 9, 2021, ADES received an indication of interest from a private equity fund we refer to as “Party C” to acquire ADES’ Activated Carbon Business for $50 million, to be financed with a combination of debt and third-party equity, which purchase price was subject to deductions for certain assumed debt and tax liability items and adjustments for cash, debt, working capital and carveout costs. The indication of interest explained, among other things, that the potential transaction with ADES was being pursued in tandem with the potential acquisition of the Specified Business Unit from Party B and that any potential transaction with ADES was subject to diligence as to the potential synergies and integration plan with the Specified Business Unit.
Also on June 9, 2021, ADES received a non-binding indication of interest from a private equity fund we refer to as “Party D” to acquire ADES’ Activated Carbon Business for $40 million, to be financed with a combination of debt and third party equity and subject to adjustment for cash, debt, working capital and carveout costs.
Also on June 9, 2021, ADES received a non-binding indication of interest from a private equity fund we refer to as “Party E” to acquire ADES’ Activated Carbon Business for $30-40 million, subject to adjustments for cash, debt and working capital, which proposal was subject to Party E obtaining the necessary financing to fund the acquisition.
On June 14, 2021, representatives of Ducera approached Party B about ADES’ strategic review process, and Party B declined to submit an indication of interest.
On July 6, 2021, Party E informed ADES that it did not plan to move forward with a transaction with ADES.
On July 8, 2021, ADES held separate management presentations with Party C and Party D.
On July 20, 2021, Party D informed ADES that it did not plan to move forward with a transaction with ADES.
On August 5, 2021, ADES hosted a site tour and held a management presentation with an industry participant we refer to as “Party F”. On August 23, 2021, Party F notified ADES that it would not be moving forward with a potential transaction with ADES.
On August 16, 2021, representatives of Imperial Capital (“Imperial”), financial advisor to Arq, contacted representatives of Ducera and ADES board member Spencer Wells to discuss Arq’s interest in a potential combination with ADES.
On August 17, 2021, Arq entered into a non-disclosure agreement with ADES with respect to ADES’ confidential information enabling confidential negotiations and the conduct of due diligence. The non-disclosure agreement did not contain a standstill. On August 19, 2021, ADES granted representatives of Arq access to the virtual data room containing information about ADES.

On August 19, 2021, representatives of Arq and Ducera discussed the respective businesses of Arq and ADES and discussed generally and at a high level the possible benefits of combining ADES and Arq.
On September 2, 2021, members of ADES management met with representatives of Arq to provide a management presentation with respect to ADES’ business. On September 9, 2021, members of the ADES and Arq management teams participated in a phone call to discuss Arq’s technology and its capabilities, as well as a technology feasibility assessment for a new combined company.
In early September 2021, Party C informed ADES that it did not plan to move forward with a transaction with ADES.
On September 21, 2021, representatives of Arq sent representatives of ADES a draft non-binding indication of interest outlining the terms of a potential transaction between ADES and Arq, which included two alternative potential proposed transaction structures. Under one structure, Arq proposed to purchase ADES’ Activated Carbon Business (exclusive of ADES’ lignite mine, that was not actively mined and was in the reclamation process, located outside of Marshall, Texas (the “Marshall Mine”)) for a cash purchase price of $15 million. Under the second structure, Arq proposed to combine with ADES through a reverse merger structure in which shareholders of Arq would receive newly issued shares in ADES representing 90% of ADES’ outstanding shares immediately following the closing of the transaction, and in which the stockholders of ADES prior to the closing of the combination would receive an aggregate cash dividend of approximately $37 million (the “Reverse Merger Proposal”). Over the ensuing weeks, representatives of Arq and representatives of ADES, with input from the ADES Board, discussed and negotiated the high-level economic terms of a potential combination between ADES and Arq.
During the meeting of the ADES Board on October 8, 2021, a representative from Ducera discussed the strategic review process that had been conducted by the ADES Board and the proposals that had been received by ADES in connection with the strategic review process. The Ducera representative then led the ADES Board through Ducera’s preliminary financial analysis of the non-binding letter of intent received from Arq (the “Arq LOI”), and responded to questions from the ADES Board about the Arq LOI. The ADES Board and the Ducera representative discussed the economic terms of the Arq LOI, and the strengths and weaknesses of the Arq LOI.
On October 8, 2021, following completion of the ADES Board meeting, representatives of ADES sent representatives of Arq a revised draft of the Arq LOI (the “Revised Arq LOI”) outlining high-level economic terms that were approved by the ADES Board. The Revised Arq LOI contemplated a reverse merger whereby ADES would acquire the outstanding equity of Arq in exchange for newly issued shares of ADES that would represent 85% of the outstanding shares of ADES immediately following the closing of the transaction on a fully diluted basis. The Revised Arq LOI contemplated that prior to the closing of the Arq Acquisition, ADES would declare a dividend to the holders of shares of ADES common stock immediately prior to the closing of the Arq Acquisition (the “Legacy ADES Stockholders”) in an aggregate amount equal to ADES’ cash balance at such time less $15 million. Such dividend would be financed by substantially all of ADES’ unrestricted cash and cash equivalents, subject to the $15 million minimum cash balance. The terms contained in the Revised Arq LOI were dependent on Arq’s ability to secure financing to support its future operations. The Revised Arq LOI contemplated that the ADES Board following the closing of the Arq Acquisition would consist of (a) a number of directors to be appointed by ADES equal to the greater of (i) one director and (ii) 15% of the total number of directors on the ADES Board, to be appointed by ADES and (b) the remainder of the directors on the ADES Board to be appointed by Arq. The Revised Arq LOI included exclusivity obligations that prohibited ADES from entering into discussions with third parties regarding a sale of ADES until October 31, 2021, with such exclusivity obligations being extendable until December 31, 2021 if Arq met certain diligence and document delivery milestones.
On October 11, 2021, ADES entered into a non-disclosure agreement with Arq with respect to Arq’s confidential information enabling the conduct by ADES of due diligence on Arq. On October 12, 2021, Arq granted representatives of ADES access to a virtual data room containing information about Arq.
On October 12, 2021, ADES sent Arq a countersigned copy of the non-binding letter of intent executed by ADES. On October 13, 2021, Arq sent ADES a countersigned version of the non-binding letter countersigned by Arq. On October 14, 2021, the management teams of ADES and Arq held an introductory call with the ADES Board to discuss Arq’s business.

During the remainder of the month of October 2021, representatives of ADES and representatives of Arq participated in numerous meetings and discussions regarding business and technical diligence, including initiation of a feasibility analysis of the use of Arq’s powder product to produce granular activated carbon. During this time, representatives of ADES and representatives of Arq also discussed Arq’s required financing for the proposed transaction. ADES and Arq representatives continued to conduct technical and operating diligence throughout the remainder of the process, including lab testing of Arq products for feasibility as a feedstock for potential activated carbon products.
On November 9, 2021, the ADES Board held a meeting via teleconference, attended by members of ADES management and representatives of Gibson, Dunn & Crutcher LLP (“Gibson Dunn”), legal counsel to ADES, and Ducera. The ADES Board discussed with Gibson Dunn the need to evaluate the potential transaction with Arq in the context of the ADES Board’s fiduciary duties, and Gibson Dunn provided a summary of the ADES Board’s fiduciary duties. The ADES Board and its advisors discussed the terms of the Arq non-binding letter of intent, as well as the parameters of legal and business diligence that ADES expected to conduct on Arq’s business.
Throughout the month of November, representatives of ADES continued to engage with representatives of Arq on numerous diligence workstreams, including legal, business and technical diligence, and analysis regarding the business plan for the proposed combined company, and also participated in an on-site meeting with Arq representatives at both Arq’s Kentucky and ADES’ Louisiana production facilities.
On November 23, 2021, representatives from Carter Ledyard & Milburn LLP (“CLM”), Arq’s legal counsel, delivered a draft definitive transaction agreement to Gibson Dunn. While transaction structure was still subject to further discussion by the parties, the draft contemplated that ADES would acquire 100% of the outstanding equity of Arq in exchange for newly issued ADES shares. Among other matters, the draft included a “no shop” provision that prohibited ADES from engaging in discussions with third parties regarding an alternative transaction following the execution of the Transaction Agreement, and did not provide the ADES Board with the ability to change its recommendation to the ADES stockholders regarding the proposed transactions in response to a “superior proposal” or an “intervening event”. The draft also contemplated that ADES would be required to pay Arq a fee of an unspecified amount in the event that the ADES stockholders did not approve the Transactions at the ADES stockholders meeting.
On December 14, 2021, Arq requested an initial extension of the exclusivity period.
On December 17, 2021, representatives of Gibson Dunn delivered a revised draft of the Transaction Agreement to CLM which included, among other changes, the ability of the ADES Board to change its recommendation to the ADES stockholders following receipt by ADES of a “superior proposal” or the occurrence of an “intervening event”, and customary termination rights in connection with such change of recommendation or receipt of a superior proposal. The draft also included the construct for a proposed “break-up fee” equal to 2% of the ADES equity value that would be payable by ADES to Arq under certain circumstances, and removed the obligation for ADES to pay a termination fee to Arq if the Transaction Agreement was terminated as a result of a failure to obtain the ADES stockholder approval under circumstances where the ADES Board did not change its recommendation to the ADES stockholders.
On December 22, 2021, the ADES Board held a telephonic meeting, with members of ADES management and representatives of Ducera and Gibson Dunn participating, in which the ADES Board discussed the progress of negotiations with respect to the proposed transaction, the status of Arq’s efforts to arrange the required financing for the proposed transaction, and the pending expiration of ADES’ exclusivity obligations to Arq on December 31, 2021. Notwithstanding the public disclosure by ADES that it continued to explore strategic alternatives, members of the ADES Board discussed lack of recent indications of interest from other third parties regarding a potential transaction with ADES, and representatives of Ducera confirmed that no other third parties had reached out to Ducera to discuss the possibility of a transaction with ADES. Following these discussions, the ADES Board determined that continuing to proceed with negotiations with respect to the proposed transaction with Arq was in the best interests of ADES’ stockholders and that extending the exclusivity period was important to facilitating Arq’s financing process for the proposed transaction. The ADES Board noted that any extension of the exclusivity period should be conditioned upon Arq agreeing to reciprocal exclusivity obligations.

On December 27, 2021, ADES and Arq entered into an amendment to the non-binding letter of intent that imposed reciprocal exclusivity obligations on ADES and Arq, and extended the exclusivity period such that either party would be entitled to terminate the parties’ respective exclusivity obligations at any time after January 31, 2022.
On January 3, 2022, representatives of CLM delivered a revised draft of the Transaction Agreement to Gibson Dunn which included, among other changes, an increase in the “break-up fee” payable by ADES in circumstances from 2% of the ADES equity value to 4% of the ADES equity value. The draft also provided that in any circumstances where ADES was required to pay a termination fee to Arq, ADES would also be required to reimburse Arq for all of the expenses Arq incurred in connection with the Transactions.
On January 5, 2022, representatives of Gibson Dunn delivered a revised draft of the Transaction Agreement to CLM which included, among other changes, a decrease in the “break-up fee” payable by ADES in circumstances from 4% of the ADES equity value to 3% of the ADES equity value, the elimination of the obligation to reimburse Arq for expenses incurred in addition to the payment of the termination fee, and an obligation for ADES to reimburse Arq for expenses of up to $500,000 if the Transaction Agreement was terminated as a result of a failure to obtain the ADES stockholder approval under circumstances where the ADES Board did not change its recommendation to the ADES stockholders.
During January 2022, ADES and its representatives continued to engage in business and legal diligence with respect to Arq’s business, including engaging outside consultants to review the feasibility of Arq’s business plans. During this time, representatives of Arq continued to provide representatives of ADES with updates regarding Arq’s financing efforts. Also, on January 31, 2022, representatives of Gibson Dunn sent an initial draft of the ADES disclosure schedules to CLM.
Gibson Dunn and CLM also exchanged multiple drafts of the Transaction Agreement, which reflected changes to the amount of the termination fee that would be payable by ADES under certain circumstances, as well as circumstances under which ADES would be required to reimburse Arq for expenses incurred by Arq in connection with the transaction. On February 3, 2022, representatives of CLM sent Gibson Dunn a revised draft of the Transaction Agreement, which provided for among other matters, the payment by ADES of a break-up fee not to exceed $6 million in the event that the Transaction Agreement was terminated under certain circumstances, and an obligation for ADES to reimburse Arq for expenses of up to $3 million if the Transaction Agreement was terminated as a result of a failure to obtain the ADES stockholder approval under circumstances where the ADES Board did not change its recommendation to the ADES stockholders.
On February 3, 2022, representatives of Imperial provided a summary set of materials to ADES and Ducera for use in the upcoming ADES Board meeting. The update for the ADES Board highlighted that as of February 1, 2022, 46 parties had signed the non-disclosure agreement and received additional information regarding the transaction, 13 had received the Confidential Information Memorandum (the “CIM”), and two had submitted indications of interest with initial terms. The materials also outlined the names of the 46 firms in the initial outreach and 13 that had received the CIM.
On February 4, 2022, the ADES Board held a virtual meeting, with members of ADES management and representatives from Ducera and Gibson Dunn participating, in which the ADES Board discussed the progress of negotiations with respect to the proposed transaction and Arq’s related financing efforts, and in which ADES’ advisors and management provided updates regarding the diligence that had been conducted on Arq to date.
During the months of February through April of 2022, ADES and its representatives continued to conduct diligence on Arq’s business, with a focus on the prospects for the use of Arq’s product in the marine fuel market. Technical diligence regarding market application performance and full-scale plant design of Arq technology derived activated carbon also continued. During this time, representatives of Arq and ADES, together with representatives of Imperial and Ducera, continued to engage with multiple potential financing sources regarding the financing for the proposed transaction. During these discussions, draft term sheets regarding proposed financing arrangements were exchanged with multiple parties, but ADES and Arq were unable to reach mutually acceptable terms with any of these parties. In connection with the financing discussions, representatives of Arq discussed with representatives of ADES the possibility of requesting that one or more material ADES stockholders reinvest a portion of their transaction proceeds into the combined company to help facilitate the financing. Arq and ADES continued to discuss this request over the course of the second and third quarters of 2022.

On May 4, 2022, the ADES Board held an in-person meeting, with members of ADES management and representatives of Ducera and Gibson Dunn, in which ADES’ advisors summarized the diligence that had been conducted regarding the prospects for the use of Arq’s product in the marine fuel market. The ADES Board also discussed the status of discussions with potential financing sources and the timeline of a potential transaction with Arq.
On June 9, 2022, representatives of Community Fund submitted a draft term sheet to Arq outlining the terms of a proposed $50 million senior secured term loan that would be used to finance the proposed transaction. The same day, Arq sent the draft term sheet to ADES. Throughout June 2022, representatives of ADES and Arq engaged in discussions with Community Fund regarding the terms of potential financing for the proposed transaction.
On July 7, 2022, representatives of Arq sent ADES and Ducera a term sheet setting forth updated terms for the proposed transaction. The Arq proposal contemplated $50 million of proposed financing in connection with the combination of ADES and Arq, consisting of a $30 million term loan by Community Fund and the issuance of $20 million of newly issued ADES shares to certain subscribers, including existing Arq shareholders, at closing in a private placement (the “PIPE Investment”). The proposal contemplated that in connection with the financing, Community Fund would receive warrants to purchase 3% of the outstanding ADES common shares after giving effect to the proposed transaction. The proposal further contemplated that ADES would acquire the outstanding shares of Arq in exchange for newly issued ADES shares representing 45% of the outstanding shares of ADES common stock, such that upon the closing of the proposed transaction, but prior to the exercise of the Community Fund warrants, the Legacy ADES Stockholders would own 45% of the outstanding shares of the combined company, the shareholders of Arq immediately prior to the Arq Acquisition would own 45% of the outstanding shares of the combined company, and the PIPE investors would own 10% of the outstanding shares of the combined company. The proposal contemplated that the shares of ADES common stock would be issued in the PIPE Investment at a price per share based on a post-money fully diluted valuation of $200 million (the “Base Valuation”), provided that if the volume weighted average price (“VWAP”) of ADES common stock for the 30-day period ending on the closing date was more than a 25% discount, or premium to the Base Valuation, then the PIPE Investment valuation shall be reset to equal the 30-day VWAP.
Also on July 7, 2022, ADES received an unsolicited inquiry from an industrial holding company we refer to as “Party G” regarding interest in a proposed transaction with ADES. Over the course of the evaluation of Party G’s proposal, Party G did not access the ADES virtual data room and did not enter into a non-disclosure agreement with ADES.
On July 13, 2022, the ADES Board held a telephonic meeting, with members of ADES management and representatives of Ducera and Gibson Dunn participating, in which the terms of the latest proposal from Arq, as well as the unsolicited inquiry from Party G, were discussed. The Board also discussed with members of ADES management the possible investment by certain investment funds managed by Mr. Li, a member of the ADES Board, in the PIPE Investment and matters related to such participation, including the potential conflict of interest that could arise if other ADES stockholders were not given the same opportunity, as well as the impact of such investment on Arq’s financing. For additional information regarding those investment funds managed by Mr. Li, see the section entitled “Beneficial Ownership of Securities.” Later that evening and at the direction of the ADES Board, Mr. Marken informed Mr. McIntyre that ADES would be terminating the existing exclusivity agreement with Arq for the limited purposes of discussing the terms of a proposed transaction with Party G.
On July 15, 2022, Mr. Marken and a representative from Ducera spoke with a representative of Party G to discuss Party G’s interest in a potential transaction with ADES. During that discussion the representative of Party G stated that Party G held a number of industrial businesses, and suggested that the acquisition of one or more of those businesses by ADES may benefit ADES by allowing ADES to diversify its business and potentially use existing tax credits.
On July 15, 2022, the ADES Board held a telephonic meeting, with members of ADES management and representatives from Ducera and Gibson Dunn participating, in which members of the ADES Board discussed the terms of the proposed response to Arq’s most-recent transaction proposal. Following the board meeting, representatives of Ducera sent Arq a revised transaction term sheet that contemplated, among other matters, a pre-closing dividend of $20 million to the Legacy ADES Stockholders, and a reduction of the number of ADES common shares that would be issued to the Legacy Arq Shareholders such that following the closing of the

Transactions, the Legacy ADES Stockholders would own 46.5% of the combined company and the Legacy Arq Shareholders would own 43.5% of the combined company. The revised proposal also included an alternative transaction structure that would eliminate the $20 million dividend, resulting in the Legacy ADES Stockholders owning 60% of the combined company. The revised term sheet provided that the board of the combined company would consist of seven members, three of which would be appointed by ADES, three of which would be appointed by Arq, and one of which would be an independent director acceptable to both ADES and Arq.
On July 18, 2022, representatives of Arq sent ADES a revised transaction term sheet that retained the pre-closing $20 million dividend to the Legacy ADES Stockholders, but increased the number of shares of ADES common stock to be issued to the Legacy Arq Shareholders such that the Legacy ADES Stockholders and the Legacy Arq Shareholders would each own 45% of the combined company following the closing of the Transactions.
On July 20, 2022, representatives of Community Fund sent a term sheet to Arq (who subsequently sent it to ADES the same day) outlining proposed terms for a $30 million term loan.
On July 20, 2022, a representative from Ducera spoke with Mr. Campbell-Breeden, chairman of the Arq board of directors, regarding certain of the economic terms of the proposed transaction. During these discussions, Mr. Campbell-Breeden noted Arq’s preference that one or more material ADES stockholders participate in the PIPE Investment. Mr. Campbell-Breeden asked for ADES to consider whether it would be willing to allow such an investment.
On July 25, 2022, Mr. Marken participated in a meeting with a representative of the Specified Business Unit (which had been sold by Party B to an unrelated third party). During that meeting, the representative of the Specified Business Unit inquired about the status of ADES’ strategic alternatives review process and noted that the Specified Business Unit or its new private equity owner (“Party H”) would potentially be interested in a transaction involving certain assets of ADES.
On July 30, 2022, in response to Mr. Campbell-Breeden’s request that certain material ADES stockholders participate in the PIPE Investment, Mr. Marken suggested that Arq consider including the ADES Merger as part of the transaction structure, which would give each ADES stockholder the ability to elect whether to reinvest their pro rata portion of the ADES pre-closing dividend by electing to receive the All Stock Consideration in the ADES Merger. The ADES Board considered alternative options but ultimately determined that the ADES Merger structure was the best path to offer the reinvestment option. Following ADES’ proposal, legal and accounting advisors to ADES and Arq engaged in numerous conversations regarding the proposed structuring of the ADES Merger.
On August 5, 2022, the ADES Board held a telephonic meeting, with members of ADES management and representatives of Ducera and Gibson Dunn. Members of ADES management and representatives of Ducera summarized the terms of the unsolicited inquiry that had been made by Party G regarding a potential transaction involving ADES. Representatives of Ducera shared with the ADES Board details available from public sources regarding the business units that were owned by Party G. Following Ducera’s presentation, the ADES Board determined that unlike the proposed transaction with Arq, an acquisition of one or more of such business units from Party G would not provide liquidity to ADES stockholders, nor did it appear that any such business unit would advance any of ADES’ strategic objectives. The ADES Board then discussed the pursuit of a potential transaction with the Specified Business Unit or Party H given the unsolicited outreach by the representative of the Specified Business Unit. Representatives of Ducera provided the ADES Board with a summary of implied valuations for the ADES Activated Carbon Business based on the price that Party H paid for the Specified Business Unit. Based on such analysis, the ADES Board determined that the likelihood of a transaction involving the Specified Business Unit or Party H was highly speculative given the lack of a substantive proposal by Party H. The ADES Board also noted that a transaction with the Specified Business Unit and/or Party H could potentially involve meaningful regulatory risk, and was unlikely to provide superior value to ADES’ stockholders as compared to the proposed transaction with Arq.
The ADES Board then turned its discussions to the potential transaction with Arq. Representatives of Gibson Dunn summarized the terms of the proposed ADES Merger for the ADES Board, noting that the ADES Merger would allow each ADES stockholder to elect whether to reinvest their pro rata portion of the ADES pre-closing dividend by electing to receive the All Stock Consideration in the ADES Merger. Representatives of Ducera and ADES management also discussed in detail certain financial projections of the combined company. Following this discussion, the ADES Board authorized Gibson Dunn and ADES management to continue to pursue a transaction structure with Arq that utilized the ADES Merger.
Later on August 5, 2022, representatives of Community Fund sent a draft debt commitment letter to ADES and Arq outlining the proposed terms whereby Community Fund would use its best efforts to arrange a syndicate of lenders for a $30 million term loan, which at Community Fund’s option could be increased to a $40 million term loan. Between August 6, 2022 and August 8, 2022, representatives of ADES and Arq, on the one hand, and representatives of Community Fund, on the other hand, engaged in a number of conversations regarding the terms of the proposed Community Fund commitment letter. During these discussions, ADES emphasized the importance that the proposed financing be firmly committed at the time the Transaction Agreement is executed. Following such discussions, Community Fund indicated that it was able to provide a firm commitment for a $10 million credit facility, and that it would be willing to use best efforts to syndicate an additional $20 million (to be increased to an additional $30 million at Community Fund’s option) under a proposed credit facility.
On August 10, 2022, the ADES Board held an in-person meeting, with members of ADES management and representatives of Ducera and Gibson Dunn participating. During the meeting, representatives of Gibson Dunn reviewed the fiduciary duties of the ADES Board. Following that discussion, representatives of Ducera provided a detailed presentation to the ADES Board regarding the financial terms of the proposed transaction with Arq and discussed with the ADES Board the information included in the presentation and other matters relating to the proposed transaction with Arq. Because only $10 million of the potential $30 million Community Fund credit agreement would be committed at the signing of the Transaction Agreement, the ADES Board discussed a proposed consideration structure in the ADES Merger whereby the Legacy ADES Stockholders would only be entitled to elect to receive a portion of the ADES Merger in cash if Community Fund subsequently provided a binding commitment for a term loan facility of at least $30 million within a specified period of time prior to the mailing of the proxy statement for the ADES Special Meeting (the “Financing Condition”). If the Financing Condition was satisfied, then each ADES stockholder would be entitled to receive, in exchange for each share of ADES common stock they held, (i) 1.22 shares of New ADES common stock or (ii) one share of New ADES common stock and $1.00 per share in cash. If the Financing Condition was not satisfied, then all Legacy ADES Stockholders would receive 1.22 shares of New ADES common stock in exchange for each share of ADES common stock they held in the ADES Merger.
Following the completion of the ADES Board meeting on August 10, 2022, representatives of Gibson Dunn sent CLM a revised draft of the Transaction Agreement that included among other matters, economic terms consistent with those previously discussed among the parties, consideration payable with respect to the ADES Merger consistent with the terms discussed by the ADES Board at the August 10, 2022 board meeting, the addition of conditions to ADES’ obligation to close the transaction that (i) the PIPE Investment had been funded in an amount of at least $20 million, (ii) that all of the outstanding Arq options, warrants and other equity securities are either cancelled or converted into Arq common stock prior to the Scheme of Arrangement Effective Time and (iii) that the financing under the Community Fund credit agreement was funded in accordance with its terms. The revised Transaction Agreement also reflected the removal of the obligation for ADES to reimburse Arq for up to $3 million of its expenses if the transaction agreement was terminated as a result of a failure to obtain the ADES Stockholder Approval under circumstances where the ADES Board did not change its recommendation to the ADES stockholders.
On August 11, 2022, representatives of ADES sent Mr. Li a proposed draft of the Voting and Election Agreement, in connection with Arq’s request that a significant stockholder of ADES participate in the PIPE Investment. The Voting and Election Agreement, which had previously been discussed by the ADES Board, as well as among representatives of ADES and Arq, as it related to participation in the PIPE Investment by certain investment funds managed by Mr. Li, would address certain matters regarding approval of the ADES Merger and consideration election, as further described in this proxy statement/prospectus under the section entitled “Voting and Election Agreements.”
Between August 11, 2022 and August 12, 2022, representatives of Gibson Dunn and CLM engaged in multiple discussions regarding the terms of the proposed Transaction Agreement. On August 12, 2022, representatives of CLM sent a revised draft of the Transaction Agreement to Gibson Dunn which included, among other changes, a reinsertion of the obligation for ADES to reimburse Arq for up to $3 million of expenses incurred by Arq if the Transaction Agreement was terminated as a result of a failure to obtain the ADES Stockholder Approval under circumstances where the ADES Board did not change its recommendation to the ADES stockholders. Representatives of CLM also sent Gibson Dunn a revised draft of the disclosure schedules to the Transaction Agreement.
From August 12, 2022 through August 16, 2022, representatives of ADES, Gibson Dunn, Arq, CLM, Community Fund, and Community Fund’s counsel Sidley Austin LLP (“Sidley”) engaged in multiple phone calls to negotiate the terms of the commitment letter for the Community Fund credit agreement, during which time representatives of Gibson Dunn and Sidley exchanged multiple drafts of the Community Fund debt commitment letter.
During the same period, Gibson Dunn and CLM exchanged multiple drafts of certain of the ancillary transaction documents, including the form of subscription agreement for the PIPE Investment.
On August 15, 2022, ADES announced its results of operations for the second quarter ending June 30, 2022. During ADES’ announcement, Mr. Marken noted that ADES hoped to finalize a transaction with respect to its strategic review process in the very near term.
On August 16, 2022, representatives of Gibson Dunn sent CLM a revised draft of the Transaction Agreement that reflected, among other changes, revisions to the consideration structure in the ADES Merger providing that (a) if the Financing Condition was satisfied, then each ADES stockholder would be entitled to receive, in exchange for each share of ADES common stock it held, (i) 1.22 shares of New ADES common stock or (ii) one share of New ADES common stock and $1.04 per share in cash (the consideration described in this clause (a), the “ADES Full Financing Merger Consideration”) and (b) if the Financing Condition was not satisfied, then each ADES stockholder would be entitled to receive, in exchange for each share of ADES common stock they held, (i) 1.22 shares of New ADES common stock or (ii) 1.11 shares of New ADES common stock and $0.52 per share in cash. The revised Transaction Agreement also included a reciprocal obligation for Arq to reimburse ADES for up to $3 million of its expenses if the transaction agreement was terminated as a result of a failure to obtain the Arq shareholder approval.
On August 17, 2022, Mr. Marken, together with representatives of Gibson Dunn and Ducera, provided an update to Mr. Wells and Mr. Li regarding negotiations with respect to the proposed financing. Mr. Marken described the status of negotiations with Community Fund regarding the terms of the debt commitment letter and discussed the significant cost that could potentially be associated with increasing the size of the Community Fund credit facility from $10 million to $30 million, as well as the possibility that such an increase in the size of the credit facility may be accompanied by more onerous terms that would limit the combined company’s flexibility to operate its business. Following these discussions, but subject to the approval of the ADES Board, Mr. Marken recommended that the option to increase the size of the Community Fund credit facility be eliminated from the Community Fund commitment letter, such that the commitment letter would provide for a fixed $10 million credit facility.
Following these discussions, representatives of Gibson Dunn sent Sidley a revised draft of the Community Fund debt commitment letter that included, among other changes, the elimination of the option for Community Fund to elect to upsize the credit facility beyond the $10 million committed amount. At this time, representatives of Gibson Dunn also sent CLM a revised draft of the Transaction Agreement that included, among other changes, the elimination of the ADES Full Financing Merger Consideration from the Transaction Agreement.
Throughout the remainder of the day on August 17, 2022 and the morning of August 18, 2022, representatives of ADES, Arq, Community Fund and their respective legal advisors negotiated and resolved the remaining non-financial open items in the Transaction Agreement, the Community Fund debt commitment letter, the form of PIPE Investments subscription agreement and the other ancillary legal documents.
During the morning of August 18, 2022, Mr. McIntyre informed Mr. Marken that Arq’s board of directors had approved the Transactions, subject to approval of the ADES Board. Later on August 18, 2022, the ADES Board met telephonically, together with members of ADES management and representatives of Gibson Dunn and Ducera. During this meeting, Gibson Dunn reviewed with the ADES Board its fiduciary duties, summarized the material terms of the proposed Transaction Agreement, the PIPE Investment and the Community Fund debt commitment letter, and reported on the resolution of open issues during the course of negotiations with Arq. Representatives of Ducera provided to the ADES Board Ducera’s financial analysis of the All Stock Consideration in the ADES Merger, and Ducera delivered to the ADES Board its oral opinion, subsequently confirmed in writing, to the effect that, as of such date and subject to the assumptions, limitations, qualifications and other matters considered in the preparation thereof, the All Stock ADES Consideration was fair, from a financial point of view, to holders of ADES common stock (other than ADES common stock held by Arq or its affiliates). Ducera’s opinion is more fully described in “—Opinion of Ducera as Financial Advisor to ADES” and in the full text of the written opinion of Ducera is attached as Annex E hereto. After discussions, including as to the matters discussed below in the section entitled “—ADES Reasons for the Transactions and Recommendation of the ADES Board of Directors,” the ADES Board, by unanimous vote of all of its members, approved the Transaction Agreements and determined that the Transaction Agreement and the transactions contemplated thereby, including the ADES Merger, are advisable and in the best interests of ADES and its stockholders, and resolved to recommend that the ADES stockholders vote to adopt the Transaction Agreement.
Following the conclusion of the August 18, 2022 ADES Board meeting, throughout the remainder of August 18, 2022 and August 19, 2022, Arq coordinated with certain of its shareholders to obtain signed copies of certain of the ancillary transaction documents. Once all signature pages were obtained, on August 19, 2022 the parties executed the Transaction Agreement, the Community Fund debt commitment letter, and the PIPE Investment subscription agreements, and the Specified ADES Stockholders delivered the Voting and Election Agreement.
On the afternoon of August 19, 2022, the parties publicly released a joint announcement of the Transactions.
ADES Reasons for the Transactions and Recommendation of the ADES Board
The ADES Board has determined that the ADES Merger and the other transactions contemplated by the Transaction Agreement, are consistent with and will further the business strategies and goals of ADES, and are in the best interests of, ADES and its stockholders. At its meeting on August 18, 2022, the ADES Board (a) unanimously approved and declared advisable the Transaction Agreement and the transactions contemplated by the Transaction Agreement, including the ADES Merger, and (b) determined, subject to its duties under applicable law, to recommend that the ADES stockholders adopt the Transaction Agreement and the transactions contemplated by the Transaction Agreement, including the ADES Merger.
The ADES Board recommends that ADES stockholders vote:
1.“FOR” the Merger Proposal;
2.“FOR” the New ADES Charter Proposal;
3.“FOR” the Advisory Merger Compensation Proposal; and
4.“FOR” the Adjournment Proposal.
The ADES Board considered many factors in reaching its conclusion that the transactions contemplated by the Transaction Agreement as a whole, including the Transactions, are fair to, and in the best interests of ADES and its stockholders. In arriving at its conclusion, the ADES Board consulted with ADES’ management and its legal, financial and other advisors, reviewed a significant amount of information (including information prepared by its advisors) and considered the following factors in its deliberations:
Strategic Considerations. The ADES Board believes that the Transactions present, and are expected to provide, a number of significant strategic opportunities and benefits to ADES and its stockholders, including the following:
•the aggregate value of the ADES Merger Consideration to be received by the ADES stockholders in the ADES Merger, including the fact that, following the transactions contemplated by the Transaction Agreement, ADES stockholders will have the opportunity to participate in the significant value creation and benefit from any increases in the value of ADES and Arq through their ownership of New ADES common stock;
•the view that the proposed combination with Arq meets the strategic objectives established by the ADES Board and ADES management with respect to achieving improved financial strength and operational scale, and that following the combination with Arq, ADES will be superior both operationally and financially and has the potential to create greater long term stockholder value, compared to the alternative of not engaging in the transaction and continuing to operate ADES’ business as an independent, standalone company;

•that ADES has actively explored strategic alternatives over a lengthy period of time, solicited interest in and considered a variety of potential transactions and structures, and that since the third quarter of 2020, ADES had contacted or been contacted by 59 potentially interested parties regarding a transaction involving ADES and had engaged in discussions and, in some cases, due diligence with 21 of those parties;
•the belief that the combination of ADES’ and Arq’s businesses will provide an opportunity for the combined company to improve from ADES’ current break-even EBITDA levels to generate more than $50 million annual EBITDA by 2027 under the Phase I business plan, which plan is more conservative and does not consider incremental growth opportunities;
•that the ADES Merger Consideration to be received in the ADES Merger gives the ADES stockholder the right to elect to receive $0.52 per share in cash or, alternatively, to forego the cash consideration and receive additional shares in New ADES;
•the fact that ADES stockholders generally should not recognize any income or gain for U.S. federal income tax purposes in connection with the transactions contemplated by the Transaction Agreement;
•the view that the proposed combination and the additional feedstock allow the combined company to expand its addressable market and reach into higher-margin sub-segments of the AC market, in which it would not otherwise be capable of competing;
•the view that the proposed combination will allow the combined company to explore additional markets, including the Carbon Black market, Marine Fuel market and Asphalt market, with a feedstock that may allow the combined company to successfully compete long-term in such markets; and
•the view that the proposed combination provides ADES’ stockholders with certain Environmental, Social and Corporate Governance (“ESG”) benefits through the use of Arq’s feedstock and products.
Other Factors Considered by the ADES Board. In addition to considering the strategic factors described above, the ADES Board considered the following additional factors, all of which it viewed as supporting its decision to approve the Transactions and make its recommendations to ADES stockholders:
•the financial projections prepared by ADES’ management (described in “— Unaudited Forward-Looking Financial Information”), and the judgment, advice and analysis of ADES’ management, including their favorable recommendation of the Transactions; and
•the oral opinion of Ducera delivered to the ADES Board on August 18, 2022, subsequently confirmed in writing, to the effect that, as of such date and subject to the assumptions, limitations, qualifications and conditions described therein, the All Stock ADES Consideration was fair, from a financial point of view, to holders of ADES common stock (other than ADES common stock held by Arq or its affiliates) as more fully described in “—Opinion of Ducera as Financial Advisor to ADES”.
The ADES Board also considered the following specific aspects of the Transaction Agreement:
•the representations and warranties of ADES and Arq, as well as the interim operating covenants requiring the parties to conduct their respective businesses in the ordinary course prior to completion of the Transactions, subject to specific limitations, which are generally reciprocal;
•the likelihood of consummation of the Transactions and the ADES Board’s evaluation of the likely time period necessary to complete the Transactions;
•the nature of the closing conditions included in the Transaction Agreement, including the exceptions to the events that would constitute a material adverse effect with respect to ADES or Arq for purposes of the Transaction Agreement, as well as the likelihood of satisfaction of all conditions to consummation of the Transactions;

•ADES’ right to engage in negotiations with, and provide information to, a third party that makes an unsolicited Acquisition Proposal for ADES (as defined in the section entitled “The Transaction Agreement—No Solicitation of Alternative Proposals” of this proxy statement/prospectus), if the ADES Board determines in good faith, after consultation with its outside legal and financial advisors, that such proposal constitutes or would reasonably be expected to lead to, a Superior Proposal (as defined in the section entitled “The Transaction Agreement—No Solicitation of Alternative Proposals” of this proxy statement/prospectus);
•the ADES Board’s ability to change its recommendation that ADES stockholders vote in favor of the adoption of the Transaction Agreement if it determines in good faith after consultation with its outside counsel that failure to take such action would be inconsistent with its fiduciary duties under applicable law, subject to compliance by ADES with certain obligations;
•the requirement for the parties to use reasonable best efforts to obtain all regulatory approvals or clearances;
•certain other provisions in the Transaction Agreement, including the termination provisions; and
•the belief that the size of the termination fee that might be payable to Arq pursuant to the Transaction Agreement (i) was reasonable in light of the overall terms of the Transaction Agreement, (ii) was within the range of termination fees in other transactions of this size and nature and (iii) would not be likely to preclude another party from making a competing proposal for ADES.
The ADES Board weighed these advantages and opportunities against a number of potentially negative factors in its deliberations concerning the Transaction Agreement and the Transactions, including:
•the significant costs to be incurred in connection with the Transactions, including the substantial cash and other costs required to integrate the businesses and operations of ADES and Arq, as well as transaction expenses;
•the fact that projections of future results of operations and synergies are necessarily estimates based on assumptions, the risk of not realizing anticipated entry into new markets, anticipated synergies and cost savings between ADES and Arq, or that benefits expected to derive from the Transactions may take longer than expected to be realized, if at all;
•the difficulties inherent in the combination of two companies of the size and scope of ADES and Arq, including (i) challenges related to integrating and retaining management and employees and (ii) the possible diversion of management focus and resources from operational matters and other strategic opportunities for an extended period of time;
•the adverse impact that business uncertainty prior to the closing of the Transactions and during the post-closing integration period could have on the ability of both ADES and Arq to attract, retain and motivate key personnel;
•the potential adverse effect that the Transactions could have on ADES’ business and relationships with employees, customers, suppliers, regulators and the communities in which it operates;
•the limited circumstances under which ADES could terminate the Transaction Agreement or refuse to consummate the Transactions;
•that ADES, subject to customary exceptions, is prohibited during the term of the Transaction Agreement from soliciting, participating in any discussions or negotiations with respect to, and providing nonpublic information to any third party with respect to, the acquisition of ADES and that ADES is prohibited from terminating the Transaction Agreement to enter into any agreement providing for the acquisition of ADES;

•that certain provisions of the Transaction Agreement, although reciprocal, may have the effect of discouraging alternative proposals involving ADES;
•the risk that, pursuant to the terms of the Transaction Agreement, ADES may become obligated to pay a termination fee of approximately $3 million and/or reimburse Arq for up to $3 million of reasonable costs, fees and expenses it incurs in certain circumstances;
•the generally reciprocal restrictions on operations until completion of the Transactions, which could have the effect of preventing ADES from pursuing certain other strategic transactions during the pendency of the Transaction Agreement as well as taking certain other actions relating to the conduct of its business without the prior consent of Arq;
•that significant delay of the Transactions or ultimate failure to complete the Transactions could cause ADES to incur significant fees and expenses and could lead to negative perceptions among investors, potential investors, customers and employees;
•the potential for litigation relating to the Transactions and the associated costs, time, burden and inconvenience involved in defending those proceedings;
•the risk that ADES stockholders may vote down the proposals at the ADES Special Meeting;
•the fact that ADES will experience an “ownership change” under Section 382 of the Code, potentially limiting its use of tax attributes, such as net operating losses and tax credits, to reduce future tax liabilities after completion of the Transactions; and
•the other risks of the type and nature described under the sections entitled “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements” of this proxy statement/prospectus.
The ADES Board concluded that the uncertainties, risks and potentially negative factors relevant to the Transactions were outweighed by the potential benefits that it expected ADES and the ADES stockholders would achieve as a result of the Transactions.
The foregoing discussion of the information and factors considered by the ADES Board is not exhaustive but is intended to reflect the material factors considered by the ADES Board in its consideration of the business combination with Arq. In view of the large number of factors considered and their complexity, the ADES Board, both individually and collectively, did not find it practicable to and did not attempt to quantify or assign any relative or specific weight to the various factors. Rather, the ADES Board based its recommendation on the totality of the information presented to and considered by it. In addition, individual members of the ADES Board may have given different weights to different factors. The foregoing discussion of the information and factors considered by the ADES Board is forward-looking in nature. This information should be read in light of the factors described under the section entitled “Cautionary Statement Concerning Forward-Looking Statements” of this proxy statement/prospectus.
Opinion of Ducera as Financial Advisor to ADES
Ducera was retained by ADES to act as its financial advisor in connection with the Transactions. ADES selected Ducera to act as its financial advisor based on Ducera’s qualifications, expertise, reputation and judgment, Ducera’s relationship with ADES arising from Ducera’s financial advisory services provided to ADES and its affiliates in connection with an unconsummated acquisition by ADES and Ducera’s understanding of ADES’ business. At the August 18, 2022 meeting of the ADES Board, Ducera delivered its oral opinion to the ADES Board, which was subsequently confirmed in writing, to the effect that, as of the date of such opinion, and subject to the assumptions, limitations, qualifications and conditions described in such opinion, the All-Stock ADES Consideration was fair, from a financial point of view, to the holders of ADES common stock (other than ADES common stock held by Arq or its affiliates).
The full text of the written opinion of Ducera, dated as of August 18, 2022, is attached as Annex E to this proxy statement/prospectus. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications, conditions and limitations on the scope of the review undertaken by Ducera in rendering its opinion. Ducera’s opinion is directed to the ADES Board and addresses only the fairness, from a financial point of view, of the All-Stock ADES Consideration to the holders of ADES common stock (other than ADES common stock held by Arq or its affiliates). It does not constitute a recommendation to the ADES Board or to any other persons in respect of the Transactions, including as to how any holder of ADES common stock should vote or act in respect of the Transactions. The summary of the opinion of Ducera set forth below is qualified in its entirety by reference to the full text of the opinion, which holders of ADES common stock are encouraged to read carefully and in its entirety.
In connection with rendering its opinion, Ducera, among other things:
•reviewed a draft of the Transaction Agreement dated as of August 17, 2022;
•reviewed certain publicly available financial statements and other business and financial information relating to ADES and Arq which Ducera believed to be relevant;
•reviewed certain non-public historical financial statements and other non-public historical financial and operating data relating to ADES prepared and furnished to Ducera by management of ADES;
•reviewed certain non-public historical financial statements and other non-public historical financial and operating data relating to Arq prepared by Arq and furnished to Ducera by management of ADES;
•reviewed certain non-public projected financial statements and other non-public projected financial and operating data relating to ADES prepared and furnished to Ducera by management of ADES;
•reviewed certain non-public projected financial statements and other non-public projected financial and operating data relating to Arq prepared by management of ADES and Arq and furnished to Ducera by management of ADES;
•reviewed certain non-public projected financial statements and other non-public projected financial and operating data relating to New ADES prepared by management of ADES and Arq and furnished to Ducera by management of ADES;
•reviewed and discussed the past and current business, operations, current financial condition and financial projections of ADES and Arq with management of ADES and Arq (including their views on the amounts, timing, risks, achievability and uncertainties of attaining such projections);
•compared the financial performance of ADES and stock market trading multiples with those of certain other publicly traded companies which Ducera believed to be relevant;
•reviewed estimates of synergies anticipated by management of ADES and Arq to result from the Transactions; and
•performed such other studies, analyses and examinations and considered such other factors which Ducera believed to be appropriate.
In arriving at its opinion, Ducera assumed and relied upon, without undertaking any independent verification of, the accuracy and completeness of all of the financial and other information supplied or otherwise made available to, discussed with, or reviewed by Ducera (including information that is available from generally recognized public sources), and Ducera assumes no liability for such information. Ducera further assumed, with ADES’ consent, that all of the information furnished by management of ADES for purposes of Ducera’s analysis was accurate as of the date of its opinion (except to the extent superseded by other information provided prior to the date of its opinion) and did not contain any material omissions or misstatements of material facts. With respect to the projected financial data relating to ADES, Arq and New ADES referred to above, Ducera assumed, with ADES’ consent, that such data had been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of ADES and Arq (as applicable) as to the future financial performance of ADES, Arq, and New ADES. Ducera expressed no view as to any projected financial data relating to ADES, Arq, and New ADES, or on the assumptions on which they are based (including in the financial projections set forth in “The Transactions—Unaudited Forward-Looking Financial Information” included elsewhere in this proxy statement/prospectus).

For purposes of rendering its opinion, Ducera assumed, in all respects material to its analysis, that the final executed Transaction Agreement would not differ from the draft Transaction Agreement reviewed by Ducera, and that all conditions to the consummation of the Transactions would be satisfied without material waiver, modification or delay. Ducera further assumed that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Transactions would be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on ADES, Arq, New ADES, the contemplated benefits expected to be derived in the proposed Transactions or the consummation of the Transactions. Ducera also assumed that holders of ADES common stock elect to receive only New ADES common stock, the 30-day VWAP (as defined in the Subscription Agreements) is not more or less than the Per Share Purchase Price (as defined in the Subscription Agreements) by greater than 25%, and the USDA loan is not paid down.
Ducera did not make, nor assume any responsibility for making, any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of ADES or Arq, nor was Ducera furnished with any such valuations or appraisals, nor did Ducera evaluate the solvency or fair value of ADES or Arq under any laws relating to bankruptcy, insolvency or similar matters. Ducera’s opinion is necessarily based upon information made available to it as of the date its opinion was rendered and financial, economic, market and other conditions as they existed and could be evaluated on such date. Subsequent developments may affect Ducera’s opinion and the assumptions used in preparing it, and Ducera does not have any obligation to update, revise or reaffirm its opinion.
Ducera was not asked to pass upon, and expressed no opinion with respect to, any matter other than the fairness of the All-Stock ADES Consideration, from a financial point of view, to the holders of ADES common stock (other than ADES common stock held by Arq or its affiliates), as of the date of its opinion. Ducera was not asked to express, and Ducera did not express, any view on, and Ducera’s opinion did not address, the fairness of the proposed Transactions to, or any consideration received in connection therewith by, the holders of any other securities, creditors or other constituencies of ADES, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of ADES, or any class of such persons, whether relative to the All-Stock ADES Consideration or otherwise, nor as to the fairness of any other term of the Transaction Agreement. Ducera’s opinion did not address the relative merits of the Transactions as compared to other business or financial strategies that might be available to ADES, nor did it address the underlying business decision to engage in the Transactions. Ducera’s opinion did not constitute a recommendation to the ADES Board or to any other persons in respect of the Transactions, including as to how any holder of ADES common stock should vote or act in respect of the Transactions. Ducera expressed no opinion as to the price at which ADES common stock or New ADES common stock will trade at any time. Ducera was not asked to pass upon, and expressed no opinion with respect to, any tax or other consequences that may result from the Transactions. Ducera does not have legal, regulatory, accounting or tax expertise and assumed the accuracy and completeness of assessments by ADES and its advisors with respect to legal, regulatory, accounting and tax matters.
In the ordinary course of business, Ducera and its affiliates provide investment banking and other advisory services to a wide range of entities and individuals, domestically and internationally, from which conflicting interests or duties may arise. In the ordinary course of such activities, Ducera and its affiliates may actively trade or otherwise effect transactions, for its own account and for the accounts of its clients, in debt or equity securities, or related derivative securities, or financial instruments (including bank loans or other obligations) of ADES, Arq, New ADES or their respective affiliates, and accordingly Ducera may at any time hold a long or short position in such securities or instruments.
The issuance of Ducera’s opinion was approved by the fairness opinion committee of Ducera in accordance with Ducera’s procedures for such opinions.
Under the terms of its engagement letter, Ducera provided the ADES Board with financial advisory services in connection with the Transactions, and ADES agreed to pay Ducera (i) a monthly fee of $100,000, due and payable each month during the engagement, commencing as of January 1, 2021 (the “Monthly Fee”), a portion of which has been paid, (ii) a fee of $2,250,000 for services rendered in connection with an acquisition of equity interests constituting a majority of the then-outstanding ADES common stock, due and payable upon consummation of such acquisition (the “Transaction Fee”), and (iii) an opinion fee of $1,000,000, which became due and payable upon the rendering of Ducera’s opinion letter (the “Opinion Fee” and, together with the Transaction Fee, the “Aggregate

Transaction Fee”). Assuming a January 2023 close, the Transaction Fee will be offset by $950,000 of crediting associated with the Monthly Fee. $500,000 of the Opinion Fee will also be credited against the Transaction Fee. As a result, a total of $800,000 is entirely contingent upon, the consummation of the Transactions. ADES has also agreed to reimburse Ducera’s reasonable and documented out-of-pocket expenses, including reasonable and documented expenses of Ducera’s external legal counsel, incurred in connection with Ducera’s engagement. In addition, ADES has agreed to indemnify Ducera, its affiliates, their respective members, managers, directors, officers, partners, agents and employees, and any controlling person of Ducera and its affiliates, against certain liabilities and expenses relating to or arising out of Ducera’s engagement.
Prior to its engagement in connection with the proposed Transactions, Ducera and its affiliates provided financial advisory services to ADES and its affiliates. Under the terms of its engagements for such financial advisory services, in the past two years, Ducera received $100,000 from ADES in connection with such services. During the two-year period prior to the date of the Ducera opinion, no material relationship existed between Ducera and Arq or New ADES pursuant to which compensation was received by Ducera. Ducera and its affiliates may provide financial or other services to ADES, Arq, New ADES or their respective affiliates in the future and in connection with any such services Ducera may receive compensation.
The following is a summary of the material financial analyses presented by Ducera to the ADES Board and that were used in connection with rendering the opinion described above. In accordance with customary investment banking practice, Ducera employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses utilized by Ducera. The summary does not purport to be a complete description of the financial analyses performed by Ducera, nor does the order in which the analyses are described represent the relative importance or weight given to the analyses by Ducera. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone and, in order to fully understand Ducera’s financial analyses, the tables must be read together with the full text of each summary. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Ducera’s financial analyses. Except as otherwise noted, all quantitative information, to the extent it is based on market data, is based on market data as it existed on or before August 18, 2022, and is not necessarily indicative of current market conditions.
In rendering its opinion, Ducera considered financial projections (the “Projections”) of ADES prepared by management of ADES and of New ADES prepared by ADES and Arq (as applicable) and provided by management of ADES as described above. For more information about the Projections, see the section entitled “The Transactions—Unaudited Forward-Looking Financial Information” in this proxy statement/prospectus.
Ducera’s Financial Analysis of ADES
Discounted Cash Flow Analysis
Ducera calculated a range of equity values and values per share for ADES based on a discounted cash flow analysis to value ADES as a standalone entity. For purposes of its discounted cash flow analysis, Ducera defined unlevered free cash flow as GAAP earnings before interest, taxes, depreciation and amortization, less capital expenditures, cash taxes, and any changes in net working capital.
Utilizing the Projections, Ducera calculated the net present value of projected unlevered free cash flows for ADES’ fiscal years 2023 through 2027 and calculated terminal values based on an exit EBITDA multiple ranging from 4.0x to 5.0x. These values were then (i) discounted to present values as of December 31, 2022 at a discount rate of 14%, which discount rate was selected based upon an analysis of ADES’ estimated weighted average cost of capital and (ii) decreased by the net debt of ADES as of December 31, 2022. Collectively, this analysis implied an equity value of ADES ranging from approximately $154 to $172 million and a value per share of ADES common stock ranging from $8.01 to $8.93.
Publicly Traded Company Valuation Analysis
Ducera compared certain of ADES’ projected financial information with comparable publicly available information for companies involved in the manufacture of activated carbon or carbon-based products with operations and businesses that, for purposes of Ducera’s analysis, may be considered similar to ADES’, based on business sector participation, financial and other metrics and operating characteristics and products (the “ADES Selected Companies”), specifically:
•Cabot Corporation
•Ingevity Corporation
•Kuraray Co., Ltd.
•Tronox Holdings plc
•Orion Engineered Carbons S.A.
•SGL Carbon SE
•Koppers Holdings Inc.
For this analysis, Ducera reviewed, among other things, the implied enterprise value of each Selected Company as a multiple of such Selected Company’s 2-year forward EBITDA as of December 31, 2022 derived from publicly available resources (“2-Year Forward EV/EBITDA Multiple”).
Based on the 2-Year Forward EV/EBITDA Multiple, Ducera selected a multiple range of 4.0x to 6.0x. Ducera applied this range to ADES’ 2024 estimated EBITDA, then subtracted net debt of ADES as of December 31, 2022. This analysis implied an equity value of ADES ranging from approximately $122 to $156 million and a value per share of ADES common stock ranging from $6.32 to $8.10.
No company utilized in the publicly traded company valuation analysis is identical to ADES. In evaluating peer companies for purposes of this analysis, Ducera made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond ADES’ and Ducera’s control, such as the impact of competition on ADES’ businesses and the industry generally, industry growth and the absence of any adverse material change in ADES’ financial condition and prospects or the industry, or in the financial markets in general. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using comparable company data.
Precedent Transactions Analysis
Ducera reviewed publicly available information relating to selected acquisition transactions involving target companies that manufacture activated carbon or carbon-based products. For this analysis, Ducera reviewed, among other things, the implied enterprise value of the target company as a multiple of the last twelve months EBITDA of the target prior to transaction announcement derived from publicly available information (the “EV/LTM EBITDA Multiple”).

Announcement Date	Target	Acquirer	EV/LTM EBITDA
11/2021	Norit International N.V.	OEP Capital Advisors, L.P.	4x
11/2018	ADA Carbon Solutions, LLC	Advanced Emissions Solutions, Inc.	4x
09/2017	Calgon Carbon Corporation	Kuraray Holdings U.S.A., Inc.	19x
04/2016	Ceca Italiana SRL	Calgon Carbon Investments, Inc.	10x
06/2012	Norit International N.V.	Cabot Corporation	16x
Ducera chose the precedent transactions for purposes of this analysis because Ducera believed they represented relevant transactions involving target companies that manufacture activated carbon or carbon-based products, announced in the last ten years for which information was publicly available. Although none of the precedent transactions is directly comparable to the Transactions, the target companies in the selected precedent transactions are such that, for the purposes of analysis, the precedent transactions may be considered similar to the Transactions.
Based on the analysis of the EV/LTM EBITDA Multiple for the selected transactions, Ducera selected a range of 4.0 to 5.0x. Ducera applied this range to ADES’ 2025 estimated EBITDA. These values were then (i) discounted to present values as of December 31, 2022 at a discount rate of 14%, which discount rate was selected based upon an analysis of ADES’ estimated weighted average cost of capital and (ii) decreased by net debt of ADES as of

December 31, 2022. This analysis implied an equity value of ADES ranging from approximately $116 to $131 million and a value per share of ADES common stock ranging from $6.00 to $6.81.
Ducera’s Financial Analysis of New ADES
Discounted Cash Flow Analysis
Ducera calculated a range of equity values and values per share for New ADES based on a discounted cash flow analysis to value New ADES as a standalone entity. For purposes of its discounted cash flow analysis, Ducera defined unlevered free cash flow as GAAP earnings before interest, taxes, depreciation and amortization, less capital expenditures, cash taxes, and any changes in net working capital, plus stock-based compensation. In performing the analysis, Ducera only considered the projections associated with Phase I of the combined business plan, and did not take into account the Phase II and Phase III Projections, which each included significant incremental free cash flow resulting from additional production capacity and expansion into the Asia marine fuel market.
Utilizing the Projections, Ducera calculated the net present value of projected unlevered free cash flows for New ADES’ fiscal years 2023 through 2027 and calculated terminal values based on an exit EBITDA multiple ranging from 10.0x to 12.0x. These values were then (i) discounted to present values as of December 31, 2022 at a discount rate of 17%, which discount rate was selected based upon an analysis of New ADES’ estimated weighted average cost of capital and (ii) decreased by the net debt of New ADES as of December 31, 2022. Collectively, this analysis implied an equity value of New ADES ranging from approximately $368 to $429 million and a value per share of New ADES common stock ranging from $9.46 to $11.03.
Ducera noted that the implied value per share of ADES common stock based on Ducera’s analysis described in the section entitled “Opinion of Ducera as Financial Advisor to ADES —Ducera’s Financial Analysis of ADES—Discounted Cash Flow Analysis” in this proxy statement/prospectus ranged from $8.01 to $8.93.
Publicly Traded Company Valuation Analysis
Ducera compared certain of New ADES’ projected financial information with comparable publicly available information for companies involved in the manufacture of specialty chemicals or provision of environmental services and that have a two-year projected EBITDA compound annual growth rate of greater than 10% with operations and businesses that, for purposes of Ducera’s analysis, may be considered similar to New ADES’, based on business sector participation, financial and other metrics and operating characteristics and products (the “New ADES Selected Companies”), specifically:
•RPM International Inc.
•Trex Company, Inc.
•Livent Corporation
•Stericycle, Inc.
•Casella Waste Systems, Inc.
•Montrose Environment Group, Inc.
•Aspen Aerogels, Inc.
For this analysis, Ducera reviewed, among other things, the 2-Year Forward EV/EBITDA Multiple of each New ADES Selected Company.
Based on the 2-Year Forward EV/EBITDA Multiple, Ducera selected a multiple range of 12.0x to 14.0x. Ducera applied this range to New ADES’ 2024 estimated EBITDA, then subtracted net debt of New ADES as of December 31, 2022. This analysis implied an equity value of New ADES ranging from approximately $266 to $299 million and a value per share of New ADES common stock ranging from $6.82 to $7.67.
Ducera noted that the implied value per share of ADES common stock based on Ducera’s analysis described in the section entitled “Opinion of Ducera as Financial Advisor to ADES—Ducera’s Financial Analysis of ADES—Publicly Traded Company Valuation Analysis” in this proxy statement/prospectus ranged from $6.32 to $8.10.

No company utilized in the publicly traded company valuation analysis is identical to New ADES. In evaluating peer companies for purposes of this analysis, Ducera made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond New ADES’ and Ducera’s control, such as the impact of competition on New ADES’ businesses and the industry generally, industry growth and the absence of any adverse material change in New ADES’ financial condition and prospects or the industry, or in the financial markets in general. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using comparable company data.
Precedent Transactions Analysis
Ducera reviewed publicly available information relating to selected acquisition transactions involving target companies that are involved in the manufacture of specialty chemicals or provision of environmental services and had a trailing three-year EBITDA compound annual growth rate of greater than 10%. For this analysis, Ducera reviewed, among other things, the EV/LTM EBITDA Multiple.

Announcement Date	Target	Acquirer	EV/LTM EBITDA
09/2018	MPM Holdings Inc.	KCC Corporation	8x
02/2018	A. Schulman, Inc.	LyondellBasell Industries N.V.	12x
03/2017	TRC Companies, Inc.	New Mountain Capital L.L.C.	14x
01/2014	American Pacific Corporation	H.I.G. Capital, LLC	8x
09/2013	Zoltek Companies Inc.	Toray Industries, Inc.	20x
10/2012	Safety-Kleen, Inc.	Clean Harbors, Inc.	10x
Ducera chose the precedent transactions for purposes of this analysis because Ducera believed they represented relevant transactions involving target companies that manufacture specialty chemicals or provide environmental services, announced in the last ten years for which information was publicly available. Although none of the precedent transactions is directly comparable to the Transactions, the target companies in the selected precedent transactions are such that, for the purposes of analysis, the precedent transactions may be considered similar to the Merger.
Based on the analysis of the EV/LTM EBITDA Multiple for the selected transactions, Ducera selected a range of 10.0 to 12.0x. Ducera applied this range to New ADES’ 2025 estimated EBITDA. These values were then (i) discounted to present values as of December 31, 2022 at a discount rate of 17%, which discount rate was selected based upon an analysis of New ADES’ estimated weighted average cost of capital and (ii) decreased by net debt of New ADES as of December 31, 2022. This analysis implied an equity value of New ADES ranging from approximately $266 to $305 million and a value per share of New ADES common stock ranging from $6.82 to $7.84.
Ducera noted that the implied value per share of ADES common stock based on Ducera’s analysis described in the section entitled “Opinion of Ducera as Financial Advisor to ADES—Ducera’s Financial Analysis of ADES—Precedent Transactions Analysis” in this proxy statement/prospectus ranged from $6.00 to $6.81.
General
The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by Ducera. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Ducera believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of the analyses as a whole, could create an incomplete view of the processes underlying the analyses and the opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of Ducera with respect to ADES’, Arq’s or New ADES’ actual value.
In arriving at its opinion, Ducera reviewed various financial and operational metrics and forecasts for ADES, Arq and New ADES, which were made available to Ducera by or on behalf of ADES. In arriving at its opinion, Ducera did not attribute any particular weight to any analyses or factors, except as noted above, and did not form an opinion as to whether any individual analysis or factor, considered in isolation, supported or failed to support its opinion. Rather, Ducera considered the totality of the factors and analyses performed. Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by Ducera are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, Ducera’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses could actually be bought or sold. None of the selected companies reviewed are identical to ADES or New ADES. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for the purposes of Ducera’s analysis, may be considered similar to ADES’ or New ADES’ operations and business. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to ADES and New ADES.
The terms of the Transactions, including the All-Stock ADES Consideration, were determined through arm’s length negotiations between ADES and Arq and were approved by the ADES Board. Although Ducera provided advice to the ADES Board during the course of these negotiations, the decision to enter into the Transaction Agreement was solely that of the ADES Board. Ducera did not recommend any specific consideration to ADES or that any specific amount or type of consideration constituted the only appropriate consideration for the Transactions. As described in the section above entitled “Recommendation of the ADES Board and Reasons for the Transactions” the opinion of Ducera and its presentation to the ADES Board were among a number of factors taken into consideration by the ADES Board in making its determination to approve the Transaction Agreement and the Transactions.
Unaudited Forward-Looking Financial Information
Nature of Financial Projections Reviewed by the ADES Board
In connection with its evaluation of the Transactions, ADES management provided to the ADES Board and Ducera certain non-public financial projections regarding ADES’ anticipated future operations. In addition, ADES management prepared and provided to the ADES Board and Ducera certain non-public financial projections for specific phases of the combined company, which were derived from financial forecasts for ADES and Arq, prepared and provided to ADES management by ADES and Arq, respectively, in connection with ADES’ evaluation of the Transactions, as adjusted by ADES management. A summary of these financial projections is included below to give ADES stockholders access to certain non-public information that was considered by the ADES Board for purposes of evaluating the Transactions and was provided to Ducera for use in connection with rendering its fairness opinion to the ADES Board and its related financial analysis.
The financial projections and estimated synergies summarized below were not prepared for purposes of public disclosure, nor were they prepared on a basis designed to comply with published guidelines of the SEC or GAAP.
Although presented with numerical specificity, the financial projections were prepared in the context of numerous variables, estimates and assumptions that are inherently uncertain and may be beyond the control of ADES, and which may prove not to have been, or to no longer be, accurate. The financial projections are subject to many risks and uncertainties. Important factors that may affect actual results and cause actual results to differ materially from these financial projections include, but are not limited to, risks and uncertainties relating to ADES’ and Arq’s businesses (including their ability to achieve strategic goals, objectives and targets over the applicable periods), industry performance, the regulatory environment, general business and economic conditions, market and financial conditions, various risks set forth in ADES’ periodic reports filed with the SEC, and other factors described or referenced under the section entitled “Cautionary Statement Concerning Forward-Looking Statements” in this proxy statement/prospectus. See also the section entitled “Risk Factors” in this proxy statement/prospectus. The financial projections also reflect assumptions that are subject to change and are susceptible to multiple interpretations and periodic revisions based on actual results, revised prospects for ADES’ and Arq’s businesses, changes in general business or economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated at the time the financial projections were prepared. In addition, the financial projections take into account certain aspects of the transactions contemplated by the Transaction Agreement, including the PIPE Investment and associated expenses, and the term loan from Community Fund. The financial projections do not take into account any circumstances, transactions or events occurring after the date they were prepared. Accordingly, actual results will likely differ, and may differ materially, from those contained in the financial projections. There can be no assurance that these financial projections will be realized or that future financial results of ADES or Arq will not materially vary from these financial projections.
The inclusion of a summary of the financial projections in this document should not be regarded as an indication that any of ADES, Arq or their respective affiliates, officers, directors, advisors or other representatives consider the projections to be necessarily predictive of actual future events, and the financial projections should not be relied upon as such. None of ADES, Arq or their respective affiliates, officers, directors, advisors or other representatives can give any stockholder or other person any assurance that actual results will not differ materially from the financial projections, and, except as otherwise required by law, none of them undertakes any obligation to update or otherwise revise or reconcile the financial projections to reflect circumstances existing after the date the financial projections were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions and estimates underlying the financial projections are shown to be in error.
No one has made or makes any representation to any ADES stockholder regarding, nor assumes any responsibility to any ADES stockholder for the validity, reasonableness, accuracy or completeness of, the information included in the financial projections and estimated synergies set forth below. Readers of this document are cautioned not to rely on the financial projections and estimated synergies. ADES has not updated and, except as otherwise required by law, does not intend to update or otherwise revise the financial projections, even in the short term, to reflect circumstances existing after the date when made or to reflect the occurrence of future events, including the Transactions. Further, the financial projections do not take into account the effect of any failure of the Transactions to occur and should not be viewed as accurate or continuing in that context.
A summary of these financial projections is included solely to give ADES stockholders access to the information that was made available to the ADES Board and Ducera, as described below, and is not included in this document in order to influence your decision whether to vote for or against the Merger Proposal or any of the other proposals. The inclusion of this information should not be regarded as an indication that the ADES Board, its advisors or any other person considered, or now considers, it to be a reliable prediction of actual future results. ADES management’s internal financial projections upon which the ADES Projections (as defined below) and the ADES/Arq Projections (as defined below) were based, are subjective in many respects. There can be no assurance that these financial projections will be realized or that actual results will not be significantly higher or lower than forecasted. The financial projections included herein cover multiple years, and such information by its nature becomes subject to greater uncertainty with each successive year. The financial projections and summary information should be evaluated, if at all, in conjunction with the historical financial statements and other information, with respect to Arq, as included in this document, and with respect to ADES, as contained in ADES’ public filings with the SEC.
Summary of Certain Financial Projections Reviewed by the ADES Board
As part of its evaluation of the Transactions, ADES management prepared the unaudited financial projections regarding ADES’ future operations for ADES’ fiscal years ending 2023 through 2027 that are summarized below, which projections are referred to in this proxy statement/prospectus as the “ADES Projections.”
The ADES Projections included:
•ADES Projections: The ADES Projections reflected the projections related to a stand-alone business plan of ADES assuming the Transactions do not take place. The ADES Projections were used by Ducera in preparation of their fairness opinion to the ADES Board to value ADES on a standalone basis as a point of comparison to the value of New ADES. The ADES Projections include revenue from current ADES products and from selling a new anticipated colloidal carbon product into the groundwater remediation market. The ADES Projections also include the following assumptions:
(i) ADES continues to produce PAC products for use in the Power Generation, Industrial and Municipal Water Markets as well as under its Master Supply Agreement with Norit with its existing lignite-based feedstock. Volume and ASPs for each end market have been independently projected based on current and future demand which included a slight decline in Power Generation and increase in Municipal Water;
(ii) Lower SG&A compared to historical SG&A as a result of cost improvements and reduction in one-time expenses;

(iii) Capital expenditures at the Red River Plant for maintenance associated with existing facilities and equipment at a cost of $6 million annually; and
(iv) The installation of a new production facility at the Red River Plant for the manufacture of colloidal carbon products to be sold in soil and groundwater remediation markets; initial facility to be completed in the fourth quarter of 2024 at a cost of approximately $7 million, with incremental capacity added in the fourth quarter of 2026 at a cost of approximately $2 million.
In addition, ADES management prepared financial projections regarding specific phases of the combined company’s fiscal years ending 2023 through 2027, which projections are collectively referred to in this proxy statement/prospectus as the “ADES/Arq Projections.” ADES management separated the ADES/Arq Projections into phases to indicate specific options for additional investment in growth of ADES’ and Arq’s integrated business. These phases included:
•Phase I Base Case: The Phase I Base Case projections, which are referred to in this proxy statement/prospectus as the “Phase I ADES/Arq Base Case Projections,” reflected the business plan which integrates ADES and Arq to produce a new GAC product. The Phase I ADES/Arq Base Case Projections were used by Ducera in preparation of their fairness opinion to the ADES Board. The Phase I ADES/Arq Base Case Projections include revenue from current ADES products, including products under the Master Supply Agreement with Norit, and new GAC products, and from selling Arq products into other additive markets. The Phase I ADES/Arq Base Case Projections also include the following assumptions:
◦Arq’s Corbin, Kentucky facility begins shipping Arq powder to the Red River plant in the second quarter of 2024 to begin producing GAC
◦The construction of two new charring plants at the Red River plant to be completed in the second quarter of 2024 and the third quarter of 2025 at a cost of approximately $18 million and approximately $16 million, respectively
◦Certain upgrades to the drying and shaping capabilities at the Red River plant to be completed in the first quarter of 2024 at a cost of approximately $15.7 million
◦The installation of a new production facility at the Red River Plant for the manufacture of colloidal carbon products to be sold in soil and groundwater remediation markets; initial facility to be completed in the fourth quarter of 2024 at a cost of approximately $7 million, with incremental capacity added in the fourth quarter of 2025 at a cost of approximately $2 million
◦Capital expenditures at the Corbin facility during 2023 to support the production of Arq powder feedstock and the manufacture of Carbon Black at a cost of approximately $12 million
◦Capital expenditures at the Corbin facility during 2025 to add additional production capacity at a cost of approximately $5 million
•Phase I Downside Case: As part of its analysis of Phase I, at the request of the ADES Board, ADES management also prepared and provided to the ADES Board a downside analysis of the Phase I ADES/Arq Base Case Projections in order to illustrate the impact of certain downside case sensitivities on the combined company’s liquidity. These sensitivities included (i) pricing assumptions for the water market PAC, the new GAC, and the carbon black products, (ii) remediation (including volumes and costs), and (iii) consolidated G&A. ADES management compared the Phase I ADES/Arq Base Case Projections to the downside case in light of these sensitivities. The downside case evaluated the scenario if the power generation market continues to decrease and the PAC market does not continue to remain tight.
•Phase II: The Phase II projections, which are referred to in this proxy statement/prospectus as the “Phase II ADES/Arq Projections,” were prepared to reflect a scenario in which additional GAC manufacturing capacity would be added to the Red River Plant beginning in 2026. The Phase II ADES/Arq Projections reflected the assumptions included in the Phase I ADES/Arq Base Case Projections, as well as the following assumptions:
◦The construction of an additional furnace and a third charring plant at the Red River plant to be completed in the first quarter of 2026 at a cost of approximately $60 million

◦The incurrence of $80 million of additional indebtedness in the first quarter of 2024 in order to finance certain capital projects
•Phase III: The Phase III projections, which are referred to in this proxy statement/prospectus as the “Phase III ADES/Arq Projections,” were prepared to reflect a scenario in which New ADES would pursue the commercialization of Arq Powder in the marine fuel market beginning in the second half of 2025. The Phase III ADES/Arq Projections reflected the assumptions included in the Phase II ADES/Arq Projections, as well as the following assumptions:
◦The construction of a new Arq Powder facility in Asia to be completed in 2025 to support the entry into the marine fuel market at a cost of approximately $285 million
◦The issuance of approximately $143.5 million of new equity and the incurrence of approximately $141.5 million of additional indebtedness in the first quarter of 2024
Both the ADES Projections and the ADES/Arq Projections were provided to the ADES Board for its evaluation of the Transactions and to Ducera. Ducera utilized the ADES Projections and the Phase I ADES/Arq Base-Case Projections in connection with rendering its fairness opinion to the ADES Board and its related financial analysis, as described under the section entitled “The Transactions—Opinion of Ducera as Financial Advisor to ADES” in this proxy statement/prospectus.
Neither Moss Adams LLP, ADES’s independent registered public accounting firm, nor Ernst & Young LLP, Arq’s independent auditors, have reviewed, examined, compiled or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim association with, the information. The report of Moss Adams LLP included in this proxy statement/prospectus relates to ADES’s historical audited consolidated financial statements and does not extend to the unaudited prospective financial information and should not be read to do so. The report of Ernst & Young LLP included in this registration statement/prospectus relates to Arq’s historical audited consolidated financial statements and does not extend to the unaudited prospective financial information and should not be read to do so.
The following tables present summaries of select material line items with respect to the ADES Projections and the Phase I ADES/Arq Projections for ADES’ fiscal years ending 2023 through 2027:
Summary of the ADES Projections (Stand-Alone)

	2023E	2024E	2025E	2026E	2027E
($ in millions, rounded to nearest whole number)
Revenue	$97	$103	$112	$114	$129
EBITDA	$10	$17	$23	$24	$34
Unlevered Free Cash Flow[1]	($1)	$1	$13	$13	$24
Summary of the Phase I ADES/Arq Base Case Projections

	2023E	2024E	2025E	2026E	2027E
($ in millions, rounded to nearest whole number)
Revenue	$100	$122	$146	$196	$205
EBITDA	($6)	$17	$32	$61	$67
Unlevered Free Cash Flow[1]	($54)	($15)	$5	$46	$56
Summary of the Phase I ADES/Arq Downside Projections

	2023E	2024E	2025E	2026E	2027E
($ in millions, rounded to nearest whole number)
Revenue	$100	$116	$124	$155	$155
EBITDA	($6)	$11	$11	$25	$23
Unlevered Free Cash Flow[1]	($54)	($13)	($13)	$14	$15

Summary of the Phase II ADES/Arq Projections

	2023E	2024E	2025E	2026E	2027E
($ in millions, rounded to nearest whole number)
Revenue	$100	$122	$146	$244	$262
EBITDA	($6)	$17	$32	$81	$94
Unlevered Free Cash Flow[1]	($55)	($36)	($33)	$52	$83
Summary of the Phase III ADES/Arq Projections

	2023E	2024E	2025E	2026E	2027E
($ in millions, rounded to nearest whole number)
Revenue	$100	$122	$238	$427	$444
EBITDA	($6)	$17	$77	$171	$185
Unlevered Free Cash Flow[1]	($55)	($184)	($139)	$141	$171
1Unlevered Free Cash Flow is calculated as EBITDA less capital expenditures, cash taxes, and any changes in net working capital.
Accounting Treatment
The Transactions will be accounted for as a business combination under ASC 805. Based on a review of both quantitative and qualitative factors, we have concluded that ADES is the accounting acquirer. ASC 805 requires, among other things, that the assets acquired and liabilities assumed in a business combination be recognized at their fair values as of the Acquisition Date. The net assets of ADES will remain stated at historical cost.
Regulatory Matters
Antitrust and Merger Control
Under the HSR Act and the rules promulgated thereunder, certain transactions cannot be completed until the parties to the transaction have given notification and furnished information to the Federal Trade Commission (the “FTC”) and the United States Department of Justice (the “DOJ”), and until the applicable waiting period has expired or has been terminated. Based on the current economics of the Transaction, at this time ADES and Arq are not required to give notification under the HSR Act, and the applicable waiting period under the HSR Act is inapplicable. If facts and circumstances change and the Arq Acquisition becomes subject to the HSR Act, the Transaction Agreement requires ADES and Arq to promptly make the requisite filings, and the closing of the Transactions would not occur until the applicable waiting period under the HSR Act has expired or been terminated.
At any time before or after consummation of the Transactions, the FTC, the DOJ or any state could take such action under antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the completion of the Transactions or seeking the divestiture of substantial assets of ADES, Arq or their respective subsidiaries. Private parties may also seek to take legal action under antitrust laws under certain circumstances.
Securities and Exchange Commission
New ADES has filed a registration statement on Form S-4 with the SEC under the Securities Act, of which this proxy statement/prospectus forms a part, that must be declared effective by the SEC and pursuant to which the issuance of shares of New ADES common stock pursuant to the ADES Merger will be registered with the SEC.
Royal Court of Jersey Approval
The Scheme of Arrangement requires the sanction of the Royal Court of Jersey, which involves an application by Arq to the Royal Court of Jersey to sanction the Scheme of Arrangement. Following the sanction of the Scheme of Arrangement by the Royal Court of Jersey, the Scheme of Arrangement will become effective in accordance with its terms upon a copy of the order from the Royal Court of Jersey being delivered to the Registrar of Companies in Jersey.

ADES and Arq are not aware of any material governmental approvals or actions that are required for completion of the Transactions other than those described above. It is presently contemplated that if any such additional governmental approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.
U.S. Federal Securities Law Consequences
Subject to the effectiveness of the registration statement of which this proxy statement/prospectus forms a part, New ADES Shares issued in the ADES Merger and the Arq Acquisition will not be subject to any restrictions on transfer arising under the Securities Act or the Exchange Act, except for New ADES Shares issued to any ADES stockholder or Arq shareholder who may be deemed an “affiliate” of New ADES after completion of the Transactions. This proxy statement/prospectus does not cover resales of New ADES Shares received by any person upon completion of the Transactions, and no person is authorized to make any use of this proxy statement/prospectus in connection with any resale of New ADES Shares.
Listing of New ADES Shares on Stock Exchange
New ADES Shares currently are not traded or quoted on a stock exchange or quotation system. The parties expect that, following completion of the Transactions, New ADES Shares will be listed for trading on Nasdaq, and it is a condition to the parties’ obligations to effect the Transactions that the New ADES Shares be authorized for listing on Nasdaq, subject to official notice of issuance.
Delisting and Deregistration of ADES Shares
Promptly after the effective time of the Transactions, the shares of ADES common stock will be delisted from Nasdaq. New ADES will be the successor to ADES for purposes of New ADES’ Nasdaq listing.

DESCRIPTION OF NEW ADES CAPITAL STOCK
General
The following information is a summary of the material terms of the capital stock of New ADES (upon effectiveness of the Transactions). You are encouraged to read the New ADES Charter and the New ADES Bylaws, which, following completion of the Transactions, will be substantially in the forms attached hereto as Exhibit 3.1 and Exhibit 3.2 of this proxy statement/prospectus, respectively. For more information, see the comparison of relative rights described in the section entitled “Comparison of Rights of Stockholders” of this proxy statement/prospectus.
Common Stock
At the effective time of the ADES Merger, New ADES’ authorized capital stock will consist of 125,000,000 shares of common stock, par value $0.001 per share, and 50,000,000 shares of preferred stock, par value $0.001 per share.
Voting. Except as otherwise required by law (and subject to the rights of any other outstanding capital stock under the New ADES Charter), each outstanding share of common stock is entitled to vote on each matter on which New ADES’ stockholders are entitled to vote, and each holder thereof shall be entitled to one vote for each share of common stock held by such holder. Holders of shares of common stock do not have cumulative voting rights.
Dividends. Holders of New ADES Shares have the right to receive dividends when, as and if declared by the New ADES Board from funds legally available therefor.
Special Meetings and Notice Procedures. The New ADES Bylaws provide that ADES Special Meetings of stockholders may only be called by stockholders of record, as of the Record Date fixed as provided therein, holding in the aggregate not less than 20% of the voting power of New ADES’ issued and outstanding capital stock. In addition, the New ADES Bylaws establish an advance written notice procedure for stockholders seeking to nominate candidates for election to the New ADES Board or to propose matters to be acted upon at stockholders’ meetings. As a result, these provisions of the New ADES Bylaws may delay stockholder actions with respect to business combinations or a change in management and may make it more difficult for third parties to acquire control of New ADES.
Advanced Notice Bylaws. For director nominations or other business to be properly brought before an annual meeting by a stockholder, such stockholder must generally provide notice to New ADES no later than 90 days and no more than 120 days prior to the first anniversary of the date of the prior year’s annual meeting; provided, that if the date of the annual meeting is changed by more than 30 days from the date on which the prior year’s annual meeting was held, such notice must be delivered no more than 120 days prior to such annual meeting nor less than the later of (i) 90 days prior to such annual meeting and (ii) ten days after the day on which public disclosure of the date of such meeting is first made.
Exclusive Jurisdiction. The New ADES Bylaws provide that unless New ADES selects or consents in writing to the selection of an alternative forum, (i) the sole and exclusive forum for any complaint by any current or former stockholder asserting any internal corporate claims, to the fullest extent permitted by law, and subject to applicable jurisdictional requirements, shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have, or declines to accept, jurisdiction, another state court or a federal court located within the State of Delaware), and (ii) the sole and exclusive forum for any complaint by any current or former stockholder asserting a cause of action arising under the Securities Act, to the fullest extent permitted by law, shall be the federal district courts of the United States of America.
Delaware Anti-takeover Statute. New ADES has opted out of Section 203 of the DGCL, which is a statute that (if applicable) would have served to make certain types of unfriendly or hostile corporate takeovers, or other non-board approved transactions involving a corporation and one or more of its significant stockholders, more difficult.
Other Rights. Holders of New ADES Shares do not have any preemptive, subscription or conversion rights under the New ADES Charter.
Preferred Stock
The New ADES Board is authorized to issue from time to time, without further vote or action by the stockholders, up to an aggregate of 50,000,000 shares of preferred stock in one or more series. The New ADES Board is authorized, within the limitations and restrictions stated in the New ADES Charter, to determine or alter the rights, preferences, privileges and restrictions granted to or imposed on any wholly unissued series of preferred shares, and the number of shares constituting such series and the designation thereof. No preferred shares are currently outstanding or will be outstanding after the consummation of the Transactions.
New ADES currently has no plans to issue any shares of preferred stock, but New ADES believes that the ability to issue shares of preferred stock without the expense and delay of a special stockholders’ meeting will provide New ADES with increased flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that might arise. The New ADES Board could issue shares of preferred stock having voting, dividend and liquidation rights superior to those of the shares of common stock, which could adversely affect the voting power of the common stockholders, including the loss of voting control to others, and delay, defer or prevent a change in control of New ADES without further action by the stockholders. This could discourage an acquisition attempt or other transaction that stockholders might believe to be in their best interests or in which they might receive a premium for their stock over the then-market price of the stock.
If the New ADES Board were to issue a new series of preferred stock, the issuance of such shares could:
•decrease the amount of earnings and assets available for distribution to existing holders of New ADES Shares;
•make removal of New ADES management more difficult;
•result in restrictions upon the payment of dividends and other distributions to the existing holders of New ADES Shares;
•delay or prevent a change in control of New ADES; and
•limit the price that investors are willing to pay in the future for New ADES Shares.
Registration Rights
Pursuant to the Subscription Agreements, certain PIPE Investors who are existing shareholders of Arq were granted registration rights for their newly issued New ADES Shares. The Subscription Agreements provide that as promptly as practicable following the closing of the Transactions, but no later than 150 days after the consummation of the Transactions, New ADES will file a registration statement registering the resale of the shares of New ADES common stock received by the subscribers in the Transactions. New ADES will also use commercially reasonable efforts to have such registration statement declared effective as soon as practicable following the filing thereof, but no later than the earlier of (i) the 210th calendar day (or 270th calendar day if the SEC gives notice that it will review the registration statement) following the filing thereof and (ii) the 10th business day after the date the SEC gives notice that it will not review the registration statement, subject to certain conditions. The Subscription Agreements further provide that certain of the subscribers will be entitled to customary “piggyback” registration rights.

THE TRANSACTION AGREEMENT
The following section summarizes material provisions of the Transaction Agreement, This summary of the material provisions of the Transaction Agreement is qualified in its entirety by reference to the Transaction Agreement. This summary does not purport to be complete and may not contain all of the information about the Transaction Agreement that is important to you. The rights and obligations of ADES and Arq are governed by the Transaction Agreement and not by this summary or any other information contained herein. You are urged to read the Transaction Agreement carefully and in its entirety. Any capitalized terms which are used in this summary description but not defined here or elsewhere in this proxy statement/prospectus have the meanings assigned to them in the Transaction Agreement.
Explanatory Note Regarding the Transaction Agreement
The Transaction Agreement contains representations and warranties by ADES and Arq, which were made solely for the benefit of the other parties for purposes of the Transaction Agreement. The representations, warranties and covenants made in the Transaction Agreement by the parties to the Transaction Agreement were qualified and subject to important limitations agreed to by the parties to the Transaction Agreement in connection with negotiating the terms of the Transaction Agreement. In particular, in your review of the representations and warranties contained in the Transaction Agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated, among other reasons, with the purpose of allocating risk between the parties to the Transaction Agreement and establishing circumstances in which a party to the Transaction Agreement may have the right not to complete the Transaction if the representations and warranties of certain other parties prove to be untrue due to a change in circumstance or otherwise, rather than solely establishing matters as facts. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable to stockholders and reports and documents filed with the SEC and were qualified by the matters contained in the confidential disclosure schedules that ADES and Arq each delivered in connection with the Transaction Agreement and certain documents filed by ADES with the SEC.
The Structure of the Transactions
At the effective time of the ADES Merger, ADES will be brought under New ADES through a merger of Merger Sub, a wholly-owned subsidiary of New ADES, with and into ADES with ADES surviving the ADES Merger as a wholly-owned subsidiary of New ADES.
At the effective time of the scheme of arrangement, the shareholders of Arq will transfer all of the equity interests of Arq to New ADES, with Arq becoming a wholly-owned subsidiary of New ADES.
New ADES is currently a wholly-owned subsidiary of ADES, and therefore there is not currently any established trading market for New ADES common stock. New ADES intends to apply to list the New ADES common stock on the Nasdaq under the ticker symbol “ADES,” with such listing to be effect as of the completion of the merger. Upon completion of the merger, ADES common stock will be delisted from the Nasdaq, deregistered under the Exchange Act and cease to be publicly traded.
The rights of New ADES common stockholders will be different from the rights of ADES common stockholders because New ADES’ certificate of incorporation and bylaws will be different from ADES’ and Arq’s respective governing documents.
Closing and Effective Times
The Transaction Agreement provides that the closing of the Transactions will take place at the offices of Gibson, Dunn & Crutcher LLP, 1801 California Street, Denver, Colorado 80202 on a date to be agreed upon by ADES and Arq that is no later than the third business day following the date on which the satisfaction or waiver of the conditions to the Closing set forth in the Transaction Agreement (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing) occurs, or at such other place, date and time as ADES and Arq may agree in writing; provided that the Closing may occur remotely via electronic exchange of required Closing documentation in lieu of an in-person Closing, and the Parties shall cooperate in connection therewith. The Closing shall be deemed to have occurred as of 12:01 a.m. New York time on the date the Closing occurs.

The ADES Merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware or at such time as ADES and Merger Sub shall agree in the certificate of merger (the “ADES Merger Effective Time”). The acquisition by New ADES of the equity interests of Arq shall become effective at such time as an act of the Royal Court of Jersey sanctioning the Scheme of Arrangement has been delivered to the Registrar of Companies in Jersey.
Organizational Documents and Directors and Officers
Immediately prior to the effective time of the merger the certificate of incorporation and bylaws of New ADES will be amended to read as set forth in Exhibits 3.1 and 3.2 to this proxy statement/prospectus (until thereafter amended as provided therein or by applicable Law), except for such changes approved by ADES and Arq (such approval not to be unreasonably withheld, conditioned or delayed). At the effective time of the merger the certificate of incorporation and bylaws of Merger Sub in effect immediately prior to the effective time of the merger shall become the certificate of incorporation and bylaws of ADES as a wholly owned subsidiary of New ADES (until thereafter amended as provided therein or by applicable Law), except for such changes approved by ADES and Arq (such approval not to be unreasonably withheld, conditioned or delayed).
Immediately prior to the effective time of the merger New ADES shall elect a seven person board of directors, three of whom shall be designated by ADES, three of whom shall be designated by Arq (with one of the Arq designees being the chairman) and one of whom shall be mutually designated by ADES and Arq, with each such person to hold office until the earlier of their resignation or removal or until their respective successors are duly elected and qualified. The officers of New ADES immediately prior to the effective time of the merger shall continue to hold the same offices of New ADES after the effective time of the merger until the earlier of their resignation or removal or until their respective successors are duly elected and qualified. The directors and officers of Merger Sub immediately prior to the effective time of the merger shall be the directors and officers of ADES immediately after the effective time of the merger until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.
Merger Consideration
Each share of ADES common stock issued and outstanding immediately prior to the effective time of the merger (including, for the avoidance of doubt, any ADES restricted stock, but not including ADES common stock held in the ADES treasury and each share of ADES common stock, if any, owned directly by New ADES or Merger Sub) shall be converted, at the election of a holder of such shares of ADES common stock into the right to receive, without interest, either the stock consideration or the combination consideration. When making an election, ADES stockholders may specify different elections with respect to different shares of ADES common stock held by them (for example, an ADES stockholder who holds 100 shares of ADES common stock could make a combination election with respect to 50 shares and a stock election with respect to the other 50 shares).
Combination Consideration
The Transaction Agreement provides that each share of ADES common stock for which a valid combination election has been made will be converted into the right to receive an amount in cash equal to $0.52 and 1.11 shares of New ADES common stock.
Stock Consideration
The Transaction Agreement provides that each share of ADES common stock for which a valid stock election has been made will be converted into the right to receive 1.22 shares of New ADES common stock.
Non-Election Shares
The Transaction Agreement provides that each share of ADES common stock for which there is not a valid election to receive combination consideration or an election to receive stock consideration be converted into the right to receive the stock consideration.
If, prior to the effective time of the merger, the outstanding shares of ADES common stock shall have been changed into, or exchanged for, a different number of shares or a different class of shares by reason of any stock dividend, subdivision, reorganization, reclassification, recapitalization, share split, reverse share split, combination or exchange of shares, or a stock dividend shall be declared with a Record Date within such period, or any similar event shall have occurred, then the combination consideration and stock consideration shall be equitably adjusted, without duplication, to proportionally reflect such change.
Effect on Merger Sub Common Stock
Each share of common stock of Merger Sub issued and outstanding immediately prior to the effective time of the merger shall continue as one share of common stock of ADES after the merger, which shall constitute the only outstanding shares of common stock of ADES after the merger.
ADES Equity Awards
At the effective time of the merger, (i) each award made or otherwise denominated in shares of ADES common stock that is outstanding immediately prior to the effective time of the merger shall be assumed by New ADES. Each award so assumed and converted under this Agreement shall continue to have, and be subject to, the same terms and conditions of such awards as of immediately prior to the effective time of the merger (including, without limitation, any vesting provisions and provisions regarding the acceleration of vesting), except that the number of shares of New ADES common stock that will be subject to such award will be equal to the product of: (A) the number of shares of ADES common stock subject to such award; and (B) 1.22, at an exercise price per share of ADES common stock (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (1) the exercise price per share of ADES common stock of such award by (2) 1.22; provided, that the exercise price and the number of shares of ADES common stock subject to such award shall be determined in a manner consistent with the requirements of Section 409A of the Code, and, in the case of an awards that are intended to qualify as incentive stock options within the meaning of Section 422 of the Code, consistent with the requirements of Section 424(a) of the Code.
Election Procedures
The Transaction Agreement provides that ADES stockholders will be provided with a form of election, including appropriate and customary transmittal materials. The election form will allow each holder of ADES common stock to specify (i) the number of shares of ADES common stock owned by such ADES stockholder with respect to which such ADES stockholder desires to receive stock consideration and (ii) the number of shares of ADES common stock owned by such ADES stockholder with respect to which such ADES stockholder desires to receive combination consideration.
ADES shall direct the exchange agent to mail the election form with the proxy statement/prospectus to the record holders of ADES common stock as of the Record Date for the ADES stockholders meeting. The election deadline shall be, unless ADES and Arq agree otherwise, 5:00 p.m. local time (in the city in which the principal office of the exchange agent is located) on the date which ADES and Arq agree is as near as practicable to six business days preceding the closing date. ADES shall issue a press release announcing the date of the election deadline not more than 15 business days before, and at least five business days prior to, the election deadline.
An election shall have been made properly only if the exchange agent shall have received, prior to the election deadline, an election form properly completed and signed (including duly executed transmittal materials included in the election form) and accompanied by a certificate or certificates representing outstanding shares of ADES common stock (or, in lieu of such certificates, affidavits and agreements of indemnification regarding the loss of such certificates) to which such election relates, by an appropriate customary guarantee of delivery of such certificates, as set forth in such election form, from a member of any registered national securities exchange or a commercial bank or trust company in the United States (provided that such certificates are in fact delivered to the exchange agent by the time required in such guarantee of delivery) or by, in the case of holders of uncertificated shares of ADES common stock, any additional documents specified in the procedures set forth in the election form.
Any ADES stockholder may, at any time prior to the election deadline, change or revoke such ADES stockholder’s election by written notice received by the exchange agent prior to the election deadline accompanied by a properly completed and signed revised election form or by withdrawal prior to the election deadline of such ADES stockholder’s certificates, or by guarantee of delivery of such certificates, or any documents in respect of uncertificated shares of ADES, previously deposited with the exchange agent.

Exchange of ADES Shares
At or prior to the effective time of the merger, ADES shall deposit with the exchange agent an amount in cash sufficient to pay the cash portion of the combination consideration. If for any reason (including losses) the amount so deposited shall be insufficient to fully satisfy all of the payment obligations to be made by the exchange agent with respect to the combination consideration, ADES will deposit cash with the exchange agent in an amount which is equal to the deficiency required to fully satisfy such payment obligations.
Promptly after the effective time of the merger, New ADES shall instruct the exchange agent to mail or deliver, as applicable, to each holder of record of (i) a certificate or certificates representing outstanding shares of ADES common stock or (ii) uncertificated shares of ADES common stock, in each case, which at the effective time of the merger were converted into the right to receive the merger consideration (other than those holders who have properly completed and submitted, and have not revoked, an election form), (A) a letter of transmittal and (B) instructions for use in effecting the surrender of the shares of ADES common stock in exchange for that number of whole shares of New ADES common stock and/or combination consideration that the holder thereof has the right to receive pursuant to the Transaction Agreement, as well as any dividends or distributions to be paid pursuant to the Transaction Agreement. Upon (1) surrender of certificates representing shares of ADES common stock for cancellation to the exchange agent, together with such election form or letter of transmittal, duly completed and validly executed in accordance with the instructions thereto or (2) receipt of an “agent’s message” by the exchange agent (or such other evidence, if any, of transfer as the exchange agent may reasonably request) in the case of a book-entry transfer of uncertificated shares of ADES common stock, and such other documents as may reasonably be required by the exchange agent, the holder of thereof shall be entitled to receive in exchange therefor (i) that whole number of shares of New ADES common stock that such holder has the right to receive pursuant to the Transaction Agreement, (ii) the cash portion of any combination consideration that such holder has the right to receive pursuant to the Transaction Agreement, and (iii) any dividends or distributions that such holder has the right to receive pursuant to the Transaction Agreement. Until surrendered, each share of ADES common stock shall be deemed at any time after the effective time of the merger to represent only the right to receive upon such surrender that whole number of shares of New ADES common stock and/or the cash portion of the combination consideration that such holder has the right to receive pursuant to the Transaction Agreement, and any cash in respect of dividends or distributions as contemplated by the Transaction Agreement. No interest shall be paid or will accrue on any consideration payable to holders of ADES common stock.
No dividends or other distributions declared with respect to New ADES common stock shall be paid to the holder of any unsurrendered certificates or uncertificated shares of ADES common stock until the holder thereof shall surrender such certificates or uncertificated shares of ADES common stock in accordance with the Transaction Agreement. After the surrender of such certificates or uncertificated shares of ADES common stock in accordance with the Transaction Agreement, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to the stock consideration or combination consideration or which the shares of ADES common stock represented by such certificate or uncertificated share of ADES common stock have been converted into the right to receive.
Transfer of Arq Shares
Once the Scheme of Arrangement has been sanctioned by the Royal Court of Jersey and delivered to the Registrar of Companies in Jersey all outstanding equity interests of Arq shall be transferred to New ADES and the shareholders of Arq shall cease to have any rights with respect to the equity interests of Arq, except their rights under the Scheme of Arrangement, including the right to receive the portion of the Arq Transaction Consideration to which they are entitled under the Transaction Agreement.
Arq Transaction Consideration
In consideration for the transfer of the outstanding equity interests of Arq to New ADES, New ADES shall, subject to the terms of the Scheme of Arrangement and the Transaction Agreement, issue an aggregate 19,279,235 shares of New ADES common stock to the shareholders of Arq.
If, prior to the effective time of the Scheme of Arrangement, the outstanding shares of ADES common stock shall have been changed into, or exchanged for, a different number of shares or a different class of shares by reason of any stock dividend, subdivision, reorganization, reclassification, recapitalization, share split, reverse share split, combination or exchange of shares, or a stock dividend shall be declared with a record date within such period, or any similar event shall have occurred, then the combination consideration and stock consideration shall be equitably adjusted, without duplication, to proportionally reflect such change.
Exchange of Arq Shares
On the closing date, ADES shall deposit, or cause to be deposited, with the exchange agent, certificates or, at ADES’ option, evidence of shares in book-entry form, of New ADES common stock representing the aggregate Arq transaction consideration.
As promptly as reasonably practicable after the effective time of the Scheme of Arrangement, New ADES shall cause the exchange agent to mail to each holder of record of a certificate or certificates which immediately prior to the effective time of the scheme of arrangement represented outstanding equity interests of Arq or non-certificated equity interests of Arq represented by book-entry, that is entitled to receive a portion of the Arq transaction consideration: (i) a letter of transmittal and (ii) instructions for effecting the surrender of the certificate or certificates of Arq equity interests or uncertificated equity interests of Arq in exchange for payment of the Arq transaction consideration. Upon surrender of a certificate evidencing equity interests of Arq or uncertificated equity interests of Arq for cancellation to the exchange agent, together with such letter of transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such equity interests of Arq shall be entitled to receive in exchange therefor the number of shares of New ADES common stock equal to the exchange ratio for such Arq equity interests provided pursuant to the provisions of the Transaction Agreement, to be delivered within ten business days following the later to occur of (x) the effective time of the Scheme of Arrangement or (y) the exchange agent’s receipt of such certificate representing equity interests of Arq or uncertificated equity interests of Arq, and such equity interests of Arq so surrendered shall be forthwith cancelled. Until surrendered, each equity interest of Arq shall be deemed at any time after the effective time of the Scheme of Arrangement to represent only the right to receive the applicable Arq transaction Consideration as contemplated by the Transaction Agreement, without interest thereon.
Any portion of the Arq transaction consideration which has not been transferred to the holders of equity interests of Arq within twelve months of the effective time of the Scheme of Arrangement shall be delivered to New ADES or its designee(s) promptly upon request by New ADES, it being understood that no such delivery shall affect any legal right that a Arq Shareholder may have to receive the Arq transaction consideration.
At the effective time of the Scheme of Arrangement, the stock transfer books of Arq shall be closed and thereafter there shall be no further registration of transfers of equity interests of Arq on the records of Arq. From and after the effective time of the Scheme of Arrangement, the holders of equity interests of Arq outstanding immediately prior to the effective time of the scheme of arrangement shall cease to have any rights with respect to such equity interests except as otherwise provided for in the Transaction Agreement or by applicable law.
No Fractional Shares
No fractional shares of New ADES common stock shall be issued to holders of ADES common stock in connection with the merger or to the holders or equity interests of Arq in connection with the Scheme of Arrangement and no certificates for any such fractional shares shall be issued.
Withholding
New ADES, Arq and any of their respective affiliates, shall be entitled to deduct and withhold from any consideration or other amount otherwise payable pursuant to the Transaction Agreement or the Scheme of Arrangement such amounts, if any, as it is required to deduct and withhold with respect to the making of such payment under the applicable law. Such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction and withholding was made.

Representations and Warranties
The Transaction Agreement contains customary representations and warranties by Arq to ADES and by ADES to Arq relating to a number of matters. Including:
(i) corporate organization,
(ii) organizational documents,
(iii) the authority to execute and deliver the Transaction Agreement and perform their respective obligations thereunder,
(iv) the execution and delivery of the Transaction Agreement not conflicting with, violating or requiring consent under their respective organizational documents, applicable laws or any contract to which it is a party or by which its properties are bound,
(v) capitalization,
(vi) financial statements,
(vii) conduct of business since June 30, 2022, and the absence of certain changes or actions by it having occurred since June 30, 2022,
(viii) absence of undisclosed liabilities,
(ix) title to and sufficiency of assets,
(x) real property,
(xi) intellectual property,
(xii) material contracts and commitments,
(xiii) compliance with laws and permits,
(xiv) customers and suppliers,
(xv) proceedings and orders,
(xvi) tax matters,
(xvii) employee and labor matters and benefits plans,
(xviii) transactions with affiliates,
(xix) no broker, financial advisor or similar person being entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions,
(xx) insurance, and
(xxi) anti-bribery.
Many of the representations and warranties in the Transaction Agreement are subject to “materiality” or “material adverse effect” qualifications (that is, they will not be deemed to be untrue or incorrect unless their failure to be true or correct would be material to or have a material adverse effect (as defined in the Transaction Agreement) with respect to the party making the representation or warranty). In addition, certain of the representations and warranties in the Transaction Agreement are subject to knowledge qualifications, which means that those representations and warranties would not be deemed untrue, inaccurate or incorrect as a result of matters of which certain officers of the party making the representation did not have actual knowledge.

ADES Material Adverse Effect
For purposes of the Transaction Agreement, a “ADES Material Adverse Effect” means any effect, change, event, circumstance, or development (“Effect”) that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of a ADES Material Adverse Effect, has or would reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise), assets, liabilities or results of operations of ADES and its subsidiaries taken as a whole; provided, however, that Effects arising or resulting from the following are not taken into account in determining whether there has been a ADES Material Adverse Effect:
(i) general business or economic conditions affecting the industry in which ADES or its subsidiaries operate,
(ii) acts of war, armed hostilities or terrorism, natural or manmade disasters or calamities, epidemics and pandemics, or any escalation or worsening of such conditions,
(iii) changes generally affecting the economy, financial or securities markets,
(iv) compliance with, or the taking of any action required to be taken by, the Transaction Agreement,
(v) any change in the stock price or trading volume of ADES Common Stock,
(vi) any failure, in and of itself, by ADES or its subsidiaries to meet any financial projections or forecasts or estimates of revenues, earnings or other financial metrics (it being understood, however, that with respect to the foregoing clauses (v) and (vi), any Effect causing or contributing to (1) any change in stock price or trading volume of ADES Common Stock or (2) any failure to meet any financial projections or forecasts or estimates of revenues, earnings or other financial metrics may be taken into account in determining whether a ADES Material Adverse Effect has occurred, unless such Effects are otherwise excepted from this definition),
(vii) the announcement of the Transaction Agreement or the pendency of the Transactions, or
(viii) any changes after the date of the Transaction Agreement in applicable law (or authoritative interpretations thereof).
However, in each case with respect to clauses (i), (ii), (iii), or (viii), to the extent that such Effect has a disproportionate adverse effect on ADES, or its subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which ADES or its subsidiaries operate, only the incremental disproportionate adverse impact may be taken into account in determining whether a ADES Material Adverse Effect has occurred.
Arq Material Adverse Effect
For purposes of the Transaction Agreement, a “Arq Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of a Arq Material Adverse Effect, has or would reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise), assets, liabilities or results of operations of Arq and its subsidiaries taken as a whole; provided, however, that Effects arising or resulting from the following shall not be taken into account in determining whether there has been an Arq Material Adverse Effect:
(i) general business or economic conditions affecting the industry in which Arq or its subsidiaries operate,
(ii) acts of war, armed hostilities or terrorism, natural or manmade disasters or calamities, epidemics and pandemics, or any escalation or worsening of such conditions,
(iii) changes generally affecting the economy, financial or securities markets,
(iv) compliance with, or the taking of any action required to be taken by, the Transaction Agreement,
(v) any failure, in and of itself, by Arq or its subsidiaries to meet any financial projections or forecasts or estimates of revenues, earnings or other financial metrics (it being understood, however, that any Effect causing or contributing to any failure to meet any financial projections or forecasts or estimates of revenues, earnings or other financial metrics may be taken into account in determining whether an Arq Material Adverse Effect has occurred, unless such Effects are otherwise excepted from this definition),

(vi) the announcement of the Transaction Agreement or the pendency of the Transactions, or
(vii) any changes after the date of the Transaction Agreement in applicable law (or authoritative interpretations thereof).
However, in each case with respect to clauses (i), (ii), (iii), or (vii), to the extent that such Effect has a disproportionate adverse effect on Arq, or its subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which Arq or its subsidiaries operate, only the incremental disproportionate adverse impact may be taken into account in determining whether a Arq Material Adverse Effect has occurred.
Conduct of Business Prior to the Completion of the Transactions
Under the terms of the Transaction Agreement, each of ADES and Arq agreed, during the period commencing on the date of the Transaction Agreement and continuing until the earlier to occur of the termination of the Transaction Agreement and the Effective Time (the “Pre-Closing Period”), to, and to cause each of its subsidiaries to, conduct its business and operations in the ordinary course of its normal operations (the “Ordinary Course of Business”) and consistent with its past practices and in compliance with all applicable laws and the requirements of all material contracts, except for such conduct that is disclosed in the confidential disclosures schedules accompanying the Transaction Agreement, expressly required by the Transaction Agreement, required by applicable law or any COVID-19 measures, or otherwise consented to in writing by the other party (which consent shall not be unreasonably withheld, delayed or conditioned).
In addition, except as expressly required by the Transaction Agreement, as set forth in the confidential disclosures schedules accompanying the Transaction Agreement, as required by applicable law or with the prior written consent of the other party (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, ADES and Arq agreed to not:
(i)    declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (except in certain limited instances);
(ii)    sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing with respect to: (A) any capital stock or other security of such party, (B) any option, warrant or right to acquire any capital stock or any other security; or (C) any instrument convertible into or exchangeable for any capital stock or other security of such party, in each case other than pursuant to the vesting or settlement of equity awards outstanding as of the date of the Transaction Agreement;
(iii)    except as required to give effect to anything in contemplation of the Closing, amend any of its organizational documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Transactions;
(iv)    form any subsidiary or acquire any equity interest or other interest in any other entity or enter into a joint venture with any other entity;
(v)    (A) lend money to any person, (B) incur or guarantee any indebtedness for borrowed money, (C) incur or guarantee any debt securities of others, or (D) make any capital expenditure or commitment in excess of $250,000, except, (i) with respect to ADES, for those specifically and to the extent set forth in the capital expenditure budget as set forth in the confidential disclosure schedules accompanying the Transaction Agreement, and in the case of clauses (B) and (C), other than (1) guarantees by ADES of indebtedness of, or guarantees by, its wholly owned subsidiaries in the Ordinary Course of Business consistent with past practice and (2) capital lease obligations incurred in the Ordinary Course of Business, or (ii) with respect to Arq, in the Ordinary Course of Business;
(vi)    other than as required by applicable law or the terms of any benefit plan (including any retention arrangement disclosed in the confidential disclosure schedules accompanying the Transaction Agreement): (A) adopt, terminate, establish or enter into any benefit plan other than in the Ordinary Course of Business; (B) cause or permit any benefit plan to be amended in any respect other than in the Ordinary Course of Business; (C) pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, benefits or other compensation or remuneration payable to, any of its directors, officers or employees, other than increases in base salary and annual cash bonus opportunities and payments made in the Ordinary Course of Business consistent with past practice; (D) increase the severance or change of control benefits offered to any key employee, director or consultant, or (E) hire, terminate without cause or give notice of termination without cause to any (x) officer or (y) employee whose annual base salary is or is expected to be more than $200,000 per year;
(vii)    recognize any labor union, labor organization, or similar person;
(viii)    acquire (by merger, consolidation, acquisition of stock or assets or otherwise) or authorize or announce an intention to so acquire, directly or indirectly, any person, any material equity interest in such person or all or a material portion of the assets of such person, if the aggregate amount of consideration paid or transferred by, ADES or Arq and its respective subsidiaries would exceed $5,000,000;
(ix)    sell, lease or otherwise irrevocably dispose of any of its material assets or properties, or grant any encumbrance (other than permitted encumbrances) with respect to such assets or properties, except (A) in the Ordinary Course of Business, (B) pursuant to material contracts existing as of the date of the Transaction Agreement, or (C) with respect to sales of products and services, inventory, or used equipment in the Ordinary Course of Business consistent with past practice;
(x)    sell, assign, transfer, license, sublicense or otherwise dispose of any material intellectual property rights (other than pursuant to non-exclusive licenses in the Ordinary Course of Business);
(xi)    change or revoke any material tax election, file any amendment making any material change to any tax return, settle or compromise any material tax liability, enter into any tax sharing agreement, request or consent to any extension or waiver of any limitation period with respect to any claim or assessment for any material taxes (other than in connection with any extension of time to file any tax return), or change any material accounting method in respect of taxes (except as required by GAAP or applicable law);
(xii)    enter into, materially amend or terminate any material contract other than in the Ordinary Course of Business; provided, further, that Arq may not enter into or materially amend material contracts in the Ordinary Course of Business if payments thereunder are expected to exceed $250,000, individually or in the aggregate;
(xiii)    make any expenditures, incur any liabilities or discharge or satisfy any liabilities, in each case, in amounts that exceed $250,000, other than, in the case of ADES, in the Ordinary Course of Business;
(xiv)    other than as required by law or GAAP, take any action to change accounting policies or procedures; or
(xv)    agree, resolve or commit to do any of the foregoing.
No Solicitation of Alternative Proposals
The Transaction Agreement prohibits ADES from directly or indirectly: (i) soliciting, initiating or knowingly encouraging (including by providing information), inducing or facilitating the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or taking any action that would reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; (ii) furnishing any non-public information regarding ADES to any person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; (iii) engaging or participating in any negotiations or discussions concerning, or providing or causing to be provided any non-public information or data relating to ADES or any of its subsidiaries in connection with, an Acquisition Proposal or Acquisition Inquiry, (iv) executing or entering into any letter of intent or any contract contemplating or otherwise relating to any Acquisition Proposal or Acquisition Transaction; or (v) publicly proposing to do any of the foregoing. However, if at any time prior to obtaining approval of the ADES Stockholder Matters by ADES’ stockholders, ADES receives an unsolicited, bona fide, written Acquisition Proposal that (A) did not result from a breach of the foregoing and (B) the ADES Board, after consultation with its outside legal counsel and financial advisors, determines in good faith constitutes, or would reasonably be expected to lead to a Superior Proposal, and that the failure to take action with respect to such Acquisition Proposal would reasonably be expected to be inconsistent with the fiduciary duties of the ADES Board under applicable law, then ADES may (i) furnish information with respect to ADES and its subsidiaries to the person making such bona fide, written Acquisition Proposal pursuant to a customary confidentiality agreement containing terms at least as favorable to ADES as those contained in the Confidentiality Agreement, dated as of August 17, 2021, as amended to date, by and between Arq and ADES (the “Confidentiality Agreement”) (except for such changes specifically necessary in order for ADES to be able to comply with its obligations under the Transaction Agreement and it being understood that ADES may enter into a confidentiality agreement without a standstill provision) and (ii) participate in discussions or negotiations with such person and its representatives regarding such bona fide, written Acquisition Proposal; provided, however, that ADES shall promptly provide or make available to Arq any material non-public information concerning ADES or any of its subsidiaries that is provided to the person making such Acquisition Proposal or its representatives which was not previously provided or made available to Arq and, provided, further, that, upon receipt of any Acquisition Proposal or Acquisition Inquiry, ADES shall promptly (and in no event later than one (1) business day after ADES becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise Arq in writing of such Acquisition Proposal or Acquisition Inquiry and promptly keep Arq reasonably informed with respect to the status and material terms of any such Acquisition Proposal or Acquisition Inquiry and any material modification or proposed material modification thereto.
The Transaction Agreement prohibits Arq from directly or indirectly: (i) soliciting, initiating or knowingly encouraging (including by providing information) any inquiries, proposals or offers with respect to, or the making or completion of, an Acquisition Proposal or (ii) engaging or participating in any negotiations or discussions concerning, or providing or causing to be provided any non-public information or data relating to Arq or any of its subsidiaries in connection with, an Acquisition Proposal.
Definition of Acquisition Proposal
The term “Acquisition Proposal” is defined in the Transaction Agreement to mean, with respect to a Party, any offer or proposal, whether written or oral (other than an offer or proposal made or submitted by or on behalf of Arq or any of its affiliates, on the one hand, or by or on behalf of ADES or any of its affiliates, on the other hand, to the other Party) contemplating or otherwise relating to any Acquisition Transaction with such Party.
Definition of Acquisition Transaction
The term “Acquisition Transaction” is defined in the Transaction Agreement to mean, any transaction or series of related transactions involving: (a) any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which a Party is a constituent entity; (ii) in which a person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of a Party or any of its subsidiaries; or (iii) in which a Party or any of its subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of such Party or any of its subsidiaries; or (b) any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated book value or the fair market value of the assets of a Party and its subsidiaries, taken as a whole.
Definition of Acquisition Inquiry
The term “Acquisition Inquiry” is defined in the Transaction Agreement to mean, with respect to a Party, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by the Arq any of its affiliates, on the one hand, or ADES or any of its affiliates, on the other hand, to the other Party) that would reasonably be expected to lead to an Acquisition Proposal.
Definition of Superior Proposal
The term “Superior Proposal” is defined in the Transaction Agreement to mean any unsolicited, bona fide written Acquisition Proposal that was not obtained or made as a result of a breach of (or in violation of) the Transaction Agreement; (A) on terms which the board of directors of ADES determines in good faith, after consultation with ADES’ outside legal counsel and financial advisors, to be more favorable from a financial point of view to the holders of shares of ADES common stock than the Transactions, taking into account all the terms and conditions of such proposal, and this Agreement, and (B) that the ADES Board believes is reasonably capable of being completed, taking into account all financial, regulatory, legal and other aspects of such proposal; provided, that for purposes of the definition of “Superior Proposal,” the references to “20%” in the definition of Acquisition Transaction shall be deemed to be references to “50%”.
Changes in Board Recommendations
The Transaction Agreement provides that neither the ADES Board nor any committee thereof may (i) withdraw or modify in a manner adverse to Arq, or publicly propose to withdraw or modify in a manner adverse to Arq, the ADES board recommendations for (A) the holders of a majority of the aggregate shares of ADES common stock having voting power represented in person or by proxy and entitled to vote on the matter at the ADES stockholders meeting to approve the issuance of New ADES common stock as Arq transaction consideration and (B) the holders of a majority of the outstanding shares of ADES common stock to approve the merger or approve or recommend, or publicly propose to approve or recommend, any Acquisition Proposal (any of such actions, an “Adverse Recommendation Change”), or (ii) cause or permit ADES or any of its subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, or other similar agreement (other than a confidentiality agreement entered into in compliance with the Transaction Agreement) (an “Alternative Acquisition Agreement”) relating to any Acquisition Proposal.
Notwithstanding the foregoing, following receipt of a written Acquisition Proposal by ADES that did not result from a material breach of the Transaction Agreement and that the board of directors of ADES determines in good faith, after consultation with its outside legal counsel and financial advisors, constitutes a Superior Proposal, the board of directors of ADES may, at any time prior to the ADES stockholders’ meeting, make an Adverse Recommendation Change or terminate the Transaction Agreement to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal, or authorize, resolve, agree or propose publicly to take any such action, if all of the following conditions are met:
•(A) ADES shall have provided to Arq three business days’ prior written notice, stating expressly (1) that it has received a written Acquisition Proposal that constitutes a Superior Proposal, (2) the material terms and conditions of the Acquisition Proposal and shall have contemporaneously provided an unredacted copy of the Alternative Acquisition Agreement and all other documents related to the Superior Proposal (it being understood and agreed that any amendment to the financial terms or any other material term or condition of such Superior Proposal shall require a new notice and an additional two business day period) and (3) that, subject to the bullet point below, the ADES Board has determined to make an Adverse Recommendation Change or to terminate the Transaction Agreement in order to enter into the Alternative Acquisition Agreement, as applicable and (B) prior to making such Adverse Recommendation Change or terminating the Transaction Agreement, as applicable, (x) ADES shall have used commercially reasonable efforts to engage in good faith with Arq (to the extent Arq wishes to engage) during such notice period, which may be on a non-exclusive basis, to consider any adjustments proposed by Arq to the terms and conditions of the Transaction Agreement such that the Alternative Acquisition Agreement ceases to constitute a Superior Proposal and (y) in determining whether to make an Adverse Recommendation Change or to effect a termination of the Transaction Agreement, the ADES Board shall have taken into account any changes to the terms of the Transaction Agreement proposed by Arq and any other information provided by Arq in response to such notice; and
•the ADES Board shall have determined, in good faith, after consultation with its financial advisors and outside legal counsel, that, in light of such Superior Proposal and taking into account any revised terms proposed by Arq and any payment of expenses and termination fees which would be triggered by making an Adverse Recommendation Change, such Superior Proposal continues to constitute a Superior Proposal and that the failure to make such Adverse Recommendation Change or to so terminate the Transaction Agreement, as applicable, would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable law.

Additionally, and notwithstanding the foregoing, upon the occurrence of any Intervening Event, the board of directors of ADES may, at any time prior to the ADES stockholders’ meeting, make an Adverse Recommendation Change if all of the following conditions are met:
•ADES shall have (A) provided to Arq three business days’ prior written notice, which shall (1) set forth in reasonable detail information describing the Intervening Event and the rationale for the Adverse Recommendation Change and (2) state expressly that, subject to the bullet point below, the ADES Board has determined to make an Adverse Recommendation Change and (B) prior to making such an Adverse Recommendation Change, used commercially reasonable efforts to engage in good faith with Arq (to the extent Arq wishes to engage) during such three business day period to consider any adjustments proposed by Arq to the terms and conditions of the Transaction Agreement such that the failure of the board of directors of ADES to make an Adverse Recommendation Change in response to the Intervening Event in accordance with the bullet point below would no longer reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable law; and
•the board of directors of ADES shall have determined in good faith, after consultation with its outside legal counsel and financial advisors, that in light of such Intervening Event and taking into account any revised terms proposed by Arq, the failure to make an Adverse Recommendation Change would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable law.
Definition of Intervening Event
The term “Intervening Event” is defined in the Transaction Agreement to mean a material effect that (i) was not known to, or reasonably foreseeable by, the board of directors of ADES prior to the execution of the Transaction Agreement (or if known or reasonably foreseeable, the material consequences of which were not known or reasonably foreseeable), which effect, or any material consequence thereof, becomes known to, or reasonably foreseeable by, the board of directors of ADES Board prior to the ADES Stockholders’ Meeting, (ii) that occurs or arises after the date of the Transaction Agreement, and (iii) does not relate to an Acquisition Proposal.
Timing of ADES Special Meeting
ADES must, as soon as reasonably practicable following the date of the Transaction Agreement and clearance of the proxy statement by the SEC, take all reasonably necessary action to call, give notice of and hold a meeting of the holders of ADES common stock for purposes of obtaining the ADES stockholder approval (the “ADES Special Meeting”). ADES may postpone or adjourn, or make one or more successive postponements or adjournments of, the ADES Special Meeting if on the date of the ADES Special Meeting, or a date preceding the date on which the ADES Special Meeting is scheduled, ADES reasonably believes that (i) it will not receive proxies sufficient to obtain the ADES Stockholder Approval, whether or not a quorum would be present or (ii) it will not have sufficient shares of ADES common stock represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the ADES Special Meeting; provided, that the date of the ADES Special Meeting may not be postponed or adjourned more than an aggregate of 60 calendar days in connection with any postponements or adjournments.
Regulatory Approvals; Reasonable Best Efforts
ADES and Arq agreed to use reasonable best efforts to take, or cause to be taken, all actions that are necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Transaction, including: (i) obtaining all required consents, approvals or waivers from, or participation in other discussions or negotiations with, third parties, including as required under any material contract, (ii) obtaining all necessary actions or nonactions, waivers, consents, approvals, orders and authorizations from governmental bodies, making all necessary registrations, declarations and filings and obtaining an approval or waiver from, or to avoid any proceeding by, any governmental body, including filings under the HSR Act with the United States Federal Trade Commission and the Antitrust Division of the United States Department of Justice, and (iii) executing and delivering any additional instruments necessary to consummate the transactions contemplated by, and to carry out the purposes of, the Transaction Agreement. Notwithstanding the foregoing, neither ADES, Arq, nor any of their respective subsidiaries is required to commit to the payment of any fee, penalty or other consideration or make any other concession, waiver or amendment under any contract in connection with obtaining any consent without the prior written consent of the other party. However, based on the current economics of the Transactions, at the time of this proxy statement/prospectus, neither ADES nor Arq are required to give notification under the HSR Act, and the applicable waiting period under the HSR Act is inapplicable.
Without limiting the generality of the foregoing, ADES and Arq agreed to file with the United States Federal Trade Commission and the United States Department of Justice within 15 business days of the date of the Transaction Agreement a Notification and Report Form and request early termination of the applicable waiting period under the HSR Act, if such early termination option is available. The filing fee required for the HSR Act filings are to be borne equally by ADES and Arq. ADES and Arq agreed to use reasonable best efforts to file or otherwise submit, as soon as practicable after the date of the Transaction Agreement, all applications, notices, reports and other documents reasonably required to be filed by ADES or Arq with or otherwise submitted by ADES or Arq to any governmental body with respect to the Transactions, and to submit promptly any additional information requested by any such governmental body.
The Scheme of Arrangement requires the sanction of the Royal Court of Jersey, which involves an application by Arq to the Royal Court of Jersey to sanction the Scheme of Arrangement. Following the sanction of the Scheme of Arrangement by the Royal Court of Jersey, the Scheme of Arrangement will become effective in accordance with its terms upon a copy of the order from the Royal Court of Jersey being delivered to the Registrar of Companies in Jersey.
Director and Officer Indemnification, Exculpation and Insurance
In the Transaction Agreement, ADES agrees, from the effective time of the Scheme of Arrangement through the sixth anniversary thereof, that New ADES will indemnify and hold harmless each former, current, and future director, officer, fiduciary or agent of New ADES or any of its subsidiaries, respectively, against all liabilities incurred in connection with any claim arising out of or pertaining to the fact that such person is or was a director, officer, fiduciary or agent of New ADES, whether asserted or claimed prior to, at or after the effective time of the Scheme of Arrangement, in each case, to the fullest extent permitted under applicable law. Each such person is entitled to advancement of expenses incurred in the defense of any such claim from New ADES upon receipt by New ADES from such person of a request therefor; provided that any such person to whom expenses are advanced provides an undertaking to New ADES, to the extent then required by the DGCL, to repay such advances if it is ultimately determined that such person is not entitled to indemnification.
The Transaction Agreement also requires that the provisions of the current organizational documents of New ADES and its subsidiaries with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of New ADES and its subsidiaries not be amended, modified or repealed for a period of six years from the effective time of the Scheme of Arrangement in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the effective time of the Scheme of Arrangement, were officers or directors of ADES or its subsidiaries. Further, the organizational documents of New ADES must contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers as those presently set forth in the certificate of incorporation and bylaws of ADES. From and after the effective time of the Scheme of Arrangement, New ADES is required to fulfill and honor the obligations of ADES or its subsidiaries to each director, officer, fiduciary or agent of New ADES or any of its subsidiaries, respectively, as of immediately prior to the Closing pursuant to any indemnification provisions under ADES’ organizational documents and pursuant to any indemnification agreements between ADES and such persons, with respect to claims arising out of matters occurring at or prior to the effective time of the merger.
Additionally, New ADES is required to maintain directors’ and officers’ liability insurance policies with an effective date as of the Closing Date and purchase a six-year prepaid “tail policy” for the non-cancellable extension of the directors’ and officers’ liability coverage of ADES’ existing directors’ and officers’ insurance policies for a period of at least six years from and after the effective time of the merger with respect to any claim related to any period of time at or prior to the effective time of the merger.
From and after the effective time of the merger, ADES is required to pay all expenses, including reasonable attorneys’ fees, that are incurred by each former, current, and future director, officer, fiduciary or agent of ADES or any of its subsidiaries, respectively, in connection with their successful enforcement of the rights provided to such persons as described above. The indemnified persons described in this section have the right to enforce the provisions of the Transaction Agreement described above.

Financing Matters
Arq agreed to use commercially reasonable efforts to cooperate with ADES in connection with the Debt Financing as may be reasonably requested by the ADES, including:
(i) furnishing ADES and the Debt Financing sources with such financial and other pertinent information within Arq’s possession regarding Arq as may be customarily required or desirable for completion of similar debt financing and reasonably requested by ADES, its advisors or its debt financing sources, including customary authorization letters authorizing the distribution of such information to potential financing sources (including customary representations with respect to accuracy of information and material non-public information);
(ii) assisting ADES and the Debt Financing sources in the preparation of bank information memoranda and similar documents for any of the Debt Financing, including the execution and delivery of customary representation letters in connection with bank information memoranda;
(iii) assisting ADES and the Debt Financing sources in the preparation and negotiation of definitive written financing documentation and the schedules and exhibits thereto (including loan agreements, guarantees, collateral agreements, hedging arrangements, customary officer’s certificates and corporate resolutions, as applicable) as may reasonably be requested and subject to the occurrence of the Closing;
(iv) using reasonable efforts to facilitate the pledging of collateral for the Debt Financing (including cooperation in connection with the pay-off of existing Indebtedness to the extent contemplated by the Transaction Agreement and the release of related Encumbrances and termination of security interest); and
(v) providing at least three business days prior to the Closing Date all documentation and other information as is required by applicable “know your customer” and anti-money laundering rules and regulations including the USA PATRIOT Act to the extent requested at least 10 business days prior to the anticipated Closing Date;
Additionally, Arq consented to the use in a customary manner of Arq’s logos in connection with the Debt Financing but only to the extent that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage Arq or the reputation or goodwill of Arq.
Conditions to Completion of the Transaction
Mutual Closing Conditions
The obligations of ADES and Arq to consummate the Transactions to be consummated at the Closing are subject to the satisfaction or, to the extent permitted by applicable law, the written waiver by each of ADES and Arq, at or prior to the Closing, of each of the following conditions:
•no temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Transactions shall have been issued by any court of competent jurisdiction or other governmental body of competent jurisdiction and remain in effect and there shall not be any law which has the effect of making the consummation of the Transactions illegal;
•the shares of New ADES common stock constituting the merger consideration and the Arq transaction consideration to be issued pursuant to the Transaction Agreement shall have been approved for listing (subject to official notice of issuance) on the Nasdaq Global Market as of and following the Closing;
•the ADES Stockholder Approval and the Arq Shareholder Approval shall have been obtained;
•the Scheme of Arrangement shall have been sanctioned by the court with or without modification (but subject to any non de minimis modification being acceptable to both Parties acting reasonably and in good faith) and a copy of the court order shall have been delivered to Registrar of Companies in Jersey;
•all waiting periods applicable to the Transactions under the HSR Act, including any secondary acquisition notifications pursuant to 16 C.F.R. § 801.4, shall have expired or been terminated; and
•the registration statement of which this document forms a part shall have become effective under the Securities Act and shall not be the subject of any stop order or proceeding seeking a stop order.

ADES’ Closing Conditions
In addition, the obligation of ADES to consummate the Transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by ADES, at or prior to the Closing, of each of the following conditions:
•(i) the representations and warranties of Arq regarding, among other things, (A) its power and authority to enter into and perform its obligations under the Transaction Agreement, (B) its execution of the Transaction agreement, (C) the binding nature of the Transaction Agreement, (D) the amounts and types of authorized capital stock of Arq, (E) details regarding options and warrants exercisable for shares of Arq capital stock, (F) equity-based compensation, (G) and that Arq’s and its subsidiaries’ capital stock or membership interests are validly issued and are fully paid, non-assessable and free of any preemptive rights, shall be true and correct in all respects (except for de minimis inaccuracies) on and as of the date of the Transaction Agreement and on and as of the Closing Date with the same force and effect as if made on the Closing Date except for those representations and warranties which address matters only as of a particular date, which representations shall have been true and correct in all respects (except for de minimis inaccuracies) on such particular date and (ii) the representations and warranties of Arq regarding, among other things, (1) its and its subsidiaries valid organization, good standing and power, (2) the identification of Arq’s subsidiaries and other equity interests (or interests convertible, exchangeable, or exercisable) in any entity owned by Arq, (3) the absence of obligations to make any future investment in or capital contribution to any other entity, (4) providing true and complete copies of Arq’s and its subsidiaries organizational documents and there being no material breach or violation of those organizational documents, and (5) there being no conflicts or violations under its or its subsidiaries’ organizational documents as a result of the execution, delivery, and performance of the Transaction Agreement by ADES and consummation of the Transactions shall be true and correct in all material respects on and as of the date of the Transaction Agreement and on and as of the Closing Date with the same force and effect as if made on the Closing Date except for those representations and warranties which address matters only as of a particular date, which representations shall have been true and correct in all material respects on such particular date.
•Each of the other representations and warranties of Arq contained in the Transaction Agreement (other than those described in the foregoing bullet point) shall be true and correct in all respects (without regard to any materiality or Arq Material Adverse Effect qualifier set forth therein) on and as of the date of the Transaction Agreement and on and as of the Closing Date with the same force and effect as if made on the Closing Date except for those representations and warranties which address matters only as of a particular date, which representations shall have been true and correct in all respects, as of such particular date (without regard to any materiality or Arq Material Adverse Effect qualifier set forth therein), except for inaccuracies of representations and warranties the circumstances giving rise to which would not, individually or in the aggregate, reasonably be expected to have an Arq Material Adverse Effect;
•Arq shall have performed or complied with in all material respects all agreements and covenants required to be performed or complied with by it under the Transaction Agreement at or prior to the effective time of the Scheme of Arrangement;
•ADES shall have received a certificate which shall be in full force and effect executed by the chief executive officer or chief financial officer of Arq certifying that the conditions set forth in the foregoing bullet points have been duly satisfied;
•since the date of the Transaction Agreement, there shall not have occurred any Arq Material Adverse Effect;
•New ADES shall have received cash from the PIPE Investors (as defined in the Transaction Agreement) in an aggregate amount equal to the various commitment amounts in accordance with the terms of the PIPE Subscription Agreements (as defined in the Transaction Agreement);
•each of the outstanding equity interests (other than ordinary shares) of Arq shall have been converted into ordinary shares of Arq or else cancelled for no consideration; and

•the Debt Financing sources shall have funded the Debt Financing in an amount of at least $10,000,000.
Arq’s Closing Conditions
In addition, the obligation of Arq to consummate the Transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by Arq, at or prior to the Closing, of each of the following conditions:
•(i) the representations and warranties of ADES regarding, among other things, (A) its power and authority to enter into and perform its obligations under the Transaction Agreement, (B) its execution of the Transaction agreement, (C) the binding nature of the Transaction Agreement, and (D) the amounts and types of authorized capital stock of ADES, shall be true and correct in all respects (except for de minimis inaccuracies) on and as of the date of the Transaction Agreement and on and as of the Closing Date with the same force and effect as if made on the Closing Date except for those representations and warranties which address matters only as of a particular date, which representations shall have been true and correct in all respects (except for de minimis inaccuracies) on such particular date and (ii) the representations and warranties of ADES regarding, among other things, (1) its and its subsidiaries valid organization, good standing and power, and (2) there being no conflicts or violations under its or its subsidiaries’ organizational documents as a result of the execution, delivery, and performance of the Transaction Agreement by ADES and consummation of the Transactions, shall be true and correct in all material respects on and as of the date of the Transaction Agreement and on and as of the Closing Date with the same force and effect as if made on the Closing Date except for those representations and warranties which address matters only as of a particular date, which representations shall have been true and correct in all material respects on such particular date;
•each of the other representations and warranties of ADES contained in this Agreement (other than those described in the foregoing bullet point) shall be true and correct in all respects (without regard to any materiality or ADES Material Adverse Effect qualifier set forth therein) on and as of the date of the Transaction Agreement and on and as of the Closing Date with the same force and effect as if made on the Closing Date except for those representations and warranties which address matters only as of a particular date, which representations shall have been true and correct in all respects, as of such particular date (without regard to any materiality or ADES Material Adverse Effect qualifier set forth therein), except for inaccuracies of representations and warranties the circumstances giving rise to which would not, individually or in the aggregate, reasonably be expected to have an ADES Material Adverse Effect;
•ADES shall have performed or complied with in all material respects all of their agreements and covenants required to be performed or complied with by each of them under this Agreement at or prior to the effective time of the Scheme of Arrangement;
•Arq shall have received a certificate which shall be in full force and effect executed by the chief executive officer or chief financial officer of ADES certifying that the conditions set forth in the foregoing bullet points have been duly satisfied;
•Arq shall have received a copy of the fairness opinion represented by ADES; and
•since the date of the Transaction Agreement, there shall not have occurred any ADES Material Adverse Effect or any event, change, or effect that would, individually or in the aggregate, reasonably be expected to have an ADES Material Adverse Effect.
Termination of the Transaction Agreement
The Transaction Agreement may be terminated prior to the effective time of the Scheme of Arrangement (whether before or after approval of the ADES Stockholder Matters by ADES’ stockholders, unless otherwise specified below) under the following circumstances:
•by mutual written consent of ADES and Arq;
•by either ADES or Arq:

•if the Transaction shall not have been consummated by April 30, 2023 (the “Initial End Date”, as may be extended as provided in the Transaction Agreement, the “End Date”); provided, however, that the Initial End Date shall be automatically extended until June 30, 2022 if, on the Initial End Date, the conditions to Closing regarding no restraints of the Transactions (to the extent that the failure of such condition to be satisfied arises from an antitrust law) or the expiration or termination of waiting periods application to the Transactions under the HSR Act shall not have been satisfied or waived and all other conditions to Closing shall have been satisfied or waived (or in the case of conditions that by their nature are to be satisfied at the Closing, shall be capable of being satisfied on such date); provided, further, that the right to terminate the Transaction Agreement as described in this paragraph is not available to a Party if such Party’s action or failure to act (whether such action or failure to act constitutes a breach of the Transaction Agreement) has been the primary cause of, or primarily resulted in, the failure of the Transactions to occur on or before the End Date;
•if a court of competent jurisdiction or other governmental body has enacted, issued, promulgated, enforced or entered into any law having the effect of making illegal, permanently restraining, enjoining or otherwise permanently prohibiting the consummation of the Transaction and such law shall have become final and nonappealable; provided, however, that the right to terminate the Transaction Agreement as described in this paragraph is not available to any party if such law was primarily caused by, or primarily resulted from, such party’s breach of, or failure to perform or comply with, any of its covenants or agreements thereunder;
•if (i) the ADES Special Meeting (including any adjournments and postponements thereof) shall have been held and completed and ADES’ stockholders shall have taken a final vote on the ADES Stockholder Matters and (ii) the ADES Stockholder Matters shall not have been approved at the ADES Special Meeting (or at any adjournment or postponement thereof) by the ADES Stockholder Approval; or
•the Arq scheme meeting and Arq general meeting have been held and completed and the Arq Shareholder Approval was not obtained.
•by Arq:
•upon a breach of any representation, warranty, covenant or agreement set forth in the Transaction Agreement by ADES or if any representation or warranty of ADES shall have become inaccurate, in either case, such that the conditions precedent to Arq’s obligation to consummate the Transaction would not be satisfied, except that if such breach is capable of being cured by the End Date, Arq is not entitled to terminate the Transaction Agreement unless Arq delivers 30 days’ prior written of such breach to ADES and such breach has not been cured by ADES prior to the end of such 30-day period (to the extent capable of being cured); provided that Arq shall not have the right to terminate the Transaction Agreement as described in this paragraph if Arq is then in material breach of any representation, warranty, covenant or agreement under the Transaction Agreement so as to cause any of the conditions precedent to its obligation to consummate the Transaction to not to be capable of being satisfied;
•if the board of directors of ADES shall have effected an Adverse Recommendation Change;
•by ADES:
•upon a breach of any representation, warranty, covenant or agreement set forth in the Transaction Agreement by Arq or if any representation or warranty of Arq shall have become inaccurate, in either case, such that the conditions precedent to ADES’ obligation to consummate the Transaction would not be satisfied, except that if such breach is capable of being cured by the End Date, ADES is not entitled to terminate the Transaction Agreement unless ADES delivers 30 days’ prior written of such breach to Arq and such breach has not been cured by Arq prior to the end of such 30-day period (to the extent capable of being cured); provided that ADES shall not have the right to terminate the Transaction Agreement as described in this paragraph if ADES is then in material breach of any representation, warranty, covenant or agreement under the Transaction Agreement so as to cause any of the conditions precedent to its obligation to consummate the Transaction to not to be capable of being satisfied; or

•if, (A) the ADES Board authorizes ADES, to the extent permitted by and subject to complying with the terms of the Transaction Agreement, to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal, (B) concurrently with the termination of the Transaction Agreement, ADES, subject to complying with the terms of the Transaction Agreement, enters into an Alternative Acquisition Agreement providing for a Superior Proposal and (C) prior to or concurrently with such termination, ADES pays to Arq in immediately available funds the Termination Fee.
In the event that either party elects to terminate the Transaction Agreement in accordance with its terms, the Transaction Agreement will become void and of no further force or effect, with no liability on the part of either party (or any stockholder, director, officer, employee, agent or representative of such party) to the other party, except for the obligation to pay any applicable termination fee and certain expenses (as further described in “The Transaction Agreement—Termination Fees and Expenses”) and certain confidentiality obligations. Notwithstanding the foregoing, termination of the Transaction Agreement will not relieve a party from liabilities or damages incurred or suffered by the other party to the extent such liabilities or damages were the result of fraud or the willful and material breach by such party of any of its representations, warranties, covenants, or other agreements set forth in the Transaction Agreement, in which case the damaged party will be entitled to all rights and remedies available at law or in equity.
Termination Fee and Expenses
Termination Fee and Arq Expense Reimbursement
The Transaction Agreement requires ADES to pay Arq a $3 million termination fee and reimburse the reasonable out-of-pocket fees and expenses of Arq, up to an additional $3 million if:
•either ADES or Arq terminate the Transaction Agreement at the End Date (but only if the ADES Special Meeting has not been held by the End Date) or the ADES Special Meeting has been held and the ADES Stockholder Matters have not been approved and (A) at any time after the date of the Transaction Agreement and prior to the termination thereof, or the taking of a vote to approve the Transaction Agreement at the ADES Special Meeting or any adjournment or postponement thereof, an Acquisition Proposal shall have been publicly announced or publicly made known to the stockholders of ADES, and not withdrawn prior to such termination or such vote to adopt the Transaction Agreement, as applicable, and (B) within one year after such termination, ADES shall have entered into a definitive agreement, binding letter of intent or similar document with respect to an Acquisition Proposal (provided, that for such purposes, the reference to “20% or more” in the definition of Acquisition Transaction shall be deemed to be references to “more than 50%”);
•if ADES terminates the Transaction Agreement to enter into an Alternative Acquisition Agreement in connection with a Superior Proposal;
•if Arq terminates the Transaction Agreement because the board of directors of ADES makes an Adverse Recommendation Change; or
•the Transaction Agreement is terminated, and prior to such termination ADES has intentionally and materially breached its non-solicit obligations (as further described in “The Transaction Agreement—No Solicitation of Alternative Proposals”).
Additionally, ADES is required to reimburse the reasonable out-of-pocket fees and expenses of Arq, up to an additional $3 million if ADES terminates the Transaction Agreement because the ADES Special Meeting has been held and the ADES Stockholder Matters have not been approved and the $3 million termination fee is not otherwise payable.
ADES Expense Reimbursement
The Transaction Agreement requires Arq to reimburse the reasonable out-of-pocket fees and expenses of ADES, up to $3 million if the Transaction Agreement is terminated by ADES or Arq because Arq scheme meeting and Arq general meeting have been held and completed and the Arq Shareholder Approval was not obtained.

Other Covenants and Agreements
The Transaction Agreement contains additional covenants and agreements between the parties relating to the following matters, among others:
•each party’s agreement to maintain the confidentiality of certain nonpublic information provided by the other party;
•delivery of certain financial statements of Arq;
•the administration and participation of the parties in any litigation relating to the Transactions;
•taking actions to render state takeover laws to be inapplicable to the Transactions; and
•certain tax matters.
Amendment
The Transaction Agreement may not be amended except by an instrument in writing signed on behalf of each of Arq and ADES; provided, however, that after any such approval of the Transaction Agreement by a party’s stockholders, no amendment shall be made which by law requires further approval of such stockholders without the further approval of such stockholders. Notwithstanding anything to the contrary contained in the Transaction Agreement, no provision of the Transaction Agreement to the extent an amendment, supplement, waiver or other modification of such provision would modify the substance of such sections, may be amended, waived, modified or supplemented in any manner to the extent such amendment, waiver, supplement or other modification is adverse to the Debt Financing sources without the prior written consent of the Debt Financing sources.

VOTING AND ELECTION AGREEMENTS
On August 19, 2022, ADES and certain investment funds and entities controlled by ADES board member Gilbert Li—holding 10.50% of the outstanding ADES common shares—entered into a voting and election agreement (the “Voting and Election Agreement”) with ADES, pursuant to which, among other matters, such ADES stockholders agreed to (i) vote all of the shares of ADES which such stockholders have a right to so vote, in favor of the Transaction Agreement and Transactions, (ii) elect to receive the All-Stock ADES Consideration in the ADES Merger with respect to all of the shares of ADES which such stockholders own and (iii) certain restrictions with respect to transfers of the common stock of ADES held by such stockholder prior to consummation of the Transactions.
The Voting and Election Agreement will terminate upon the earliest of (i) such date and time as the ADES Merger shall become consummated in accordance with the terms and provisions of the Transaction Agreement; (ii) the termination of the Transaction Agreement; (iii) any amendment to the Transaction Agreement that modifies the amount or form of payment of the ADES Merger Consideration in a manner adverse to the shareholders party to the Voting and Election Agreement or (iv) the mutual agreement of the parties to the Voting and Election Agreement.
The Voting and Election Agreement is attached hereto as Annex D. We encourage you to carefully read the Voting and Election Agreement in its entirety, as the rights and obligations of the parties thereto are governed by the express terms of the Voting and Election Agreement and not by this summary or any other information contained in this proxy statement/prospectus.

DEBT COMMITMENT LETTER AND CREDIT AGREEMENT
Debt Financing
In connection with entering into the Transaction Agreement, ADES and New ADES have obtained debt financing commitments pursuant to a commitment letter (the “Commitment Letter”) dated as of August 19, 2022, with CF Global Credit, LP (the “Commitment Party”) pursuant to which the Commitment Party has committed to provide $10.0 million of term loans (the “Loans” and such debt financing, the “Debt Financing”) concurrently with the consummation of the Transactions. We expect that the Loans will mature four years after the closing of the Debt Financing and have no amortization. We expect the Debt Financing to be made available in a single borrowing at the closing of the Debt Financing.
The closing of the Debt Financing is conditioned upon: (i) the continued negotiation and execution and delivery of a new term loan and security agreement and all related documents and legal opinions; (ii) delivery of officer’s certificates (including solvency and closing certificates), financial information and organizational documents; (iii) the consummation of the PIPE Investment and the other Transactions; (iv) in the event that the closing of the Debt Financing occurs on or prior to December 31, 2022, that immediately prior to giving effect to the consummation of the Transactions, at Closing, ADES and its consolidated subsidiaries will have at least $70.0 million in cash and cash equivalents, and, in the event that the closing of the Debt Financing occurs after December 31, 2022, that immediately prior to giving effect to the consummation of the Transactions, at Closing, ADES and its consolidated subsidiaries will have at least $68.0 million in cash and cash equivalents; (v) immediately prior to the consummation of the Transactions, ADES and its consolidated subsidiaries will hold receivables and inventory with an aggregate value of at least $16.0 million, as calculated in accordance with GAAP; (vi) the absence of an Arq Material Adverse Effect since August 19, 2022; and (vii) certain other customary conditions. The Debt Financing will be utilized to, among other things, fund all or a portion of the cash component of the ADES Merger Consideration and will be available, to the extent of remaining funds following the closing of the Debt Financing for general corporate purposes.
We expect that the Loans under the Debt Financing will bear interest at a per annum rate equal to Term SOFR for such period plus a margin of 14.00%, 9.00% of which will be paid in cash and 5.00% of which will be paid-in-kind. The administration and pricing of Term SOFR and any other benchmark replacement rates will be set forth in the term loan and security agreement for the Debt Financing. Term SOFR (inclusive of the credit spread adjustment of 10 bps for all tenors) is to be capped at a rate of 2.00% per annum and floored at a rate of 1.00% per annum. The default rate of interest is expected to be 3.00% per annum.
We expect that the Debt Financing will provide that optional and mandatory prepayments and repayments of the Loans will be subject to a prepayment premium on the principal amount of the Loans being prepaid or repaid, as applicable, in an amount equal to: (i) in the event that such prepayment or repayment, as applicable, occurs after the closing date of the Debt Financing and on or prior to the first anniversary thereof, an amount equal to twelve (12) months’ of interest (less interest already paid) plus a prepayment premium equal to 2.00% of the principal amount that is prepaid or repaid, (ii) in the event that such prepayment or repayment, as applicable, occurs after the first anniversary of the closing date and on or prior to the third anniversary of the closing date of the Debt Financing, a prepayment premium equal to 2.00% of the principal amount that is prepaid or repaid, and (iii) in the event that such prepayment or repayment, as applicable, occurs thereafter, a prepayment premium equal to 1.00% of the principal amount that is prepaid or repaid.
We expect that the Debt Financing will include financial covenants in respect of a minimum amount of unrestricted cash, a minimum amount of annual revenue on a consolidated basis, a minimum EBITDA on a consolidated basis (with the definition of EBITDA to be defined in the term loan and security agreement) and, subject to a triggering event based on the traded market value of New ADES common stock, a maximum loan-to-value ratio. We also expect that the Debt Financing will include non-financial covenants, including, but not limited to, restrictions on incurring additional debt, incurring liens, disposing of assets and other property, declaring and making certain dividends and distributions, making payments in respect of certain debt and other customary covenants.

We expect that the Debt Financing will contain events of default customary for facilities of this nature. Upon the occurrence and during the continuation of an event of default, subject to the terms and conditions of the Debt Financing, we expect that the lenders will be able to declare any outstanding principal under the Debt Financing, together with accrued and unpaid interest, to be immediately due and payable and exercise other remedies.
Arq Term Loan Facility
In January 2021, Corbin Project LLC, Arq Projects Holding Company LLC, Arq St. Rose LLC, Arq Corbin LLC and Arq Corbin Land LLC, each a subsidiary of Arq, as borrowers (the “Arq Borrowers”), entered into a Loan Agreement (the “Arq Loan Agreement”) with Community Trust Bank (the “CTB”) pursuant to which CTB made a term loan available to the Arq Borrowers in an aggregate principal amount of $10.0 million (the “Arq Term Loan Facility” and the term loan made thereunder, the “Arq Loan”), the proceeds of which were utilized to complete a coal-refuse processing plant in Corbin, Kentucky, and for the purchase and installation of certain equipment at the plant. We expect that the Arq Term Loan Facility will remain in place following the consummation of the Transactions and the closing of the Debt Financing.
For the first sixty (60) months of the term of the Arq Loan Agreement, the Arq Loan accrues interest at a rate of 6.00% per annum and, thereafter, the Arq Loan accrues interest at a rate equal to the higher of (i) 6.00% per annum or (ii) the Prime Rate (as defined in the Arq Loan Agreement) plus 2.75% per annum. For the first twenty-four (24) months of the term of the Arq Term Loan Facility, the Arq Borrowers make interest-only payments and, thereafter, the Arq Borrowers make monthly interest and principal payments based on a thirteen (13) year amortization schedule. The Arq Term Loan Facility matures January 27, 2036.
The Arq Loan Agreement provides that, for any prepayment of the Arq Loan made using the proceeds of (i) any financing, refinancing or loan established for the benefit of any of the Arq Borrowers by a bank, lender or financial institution other than CTB or (ii) any initial public offering of any of the Arq Borrowers, such prepayment will be subject to a prepayment premium on the principal amount of the Loans being prepaid of: (i) in the event that such prepayment, occurs after the closing date of the Arq Term Loan Facility and on or prior to the first anniversary thereof, a prepayment premium equal to 5.00% of the principal amount that is prepaid, (ii) in the event that such prepayment occurs after the first anniversary of the closing date and on or prior to the second anniversary of the closing date of the Arq Term Loan Facility, a prepayment premium equal to 4.00% of the principal amount that is prepaid, (iii) in the event that such prepayment occurs after the second anniversary of the closing date and on or prior to the third anniversary of the closing date of the Arq Term Loan Facility, a prepayment premium equal to 3.00% of the principal amount that is prepaid, (iv) in the event that such prepayment occurs after the third anniversary of the closing date and on or prior to the fourth anniversary of the closing date of the Arq Term Loan Facility, a prepayment premium equal to 2.00% of the principal amount that is prepaid, and (v) in the event that such prepayment occurs after the fourth anniversary of the closing date and on or prior to the fifth anniversary of the closing date of the Arq Term Loan Facility, a prepayment premium equal to 1.00% of the principal amount that is prepaid.
The Arq Term Loan Facility includes financial covenants in respect of a maximum ratio of indebtedness to net worth, a minimum amount of balance sheet equity on a consolidated basis (consolidated with respect to the Arq Borrowers taken as a whole), and a minimum debt service coverage ratio, and non-financial covenants, including, but not limited to, restrictions on incurring additional debt, incurring liens, disposing of assets and other property, declaring and making certain dividends and distributions, and making payments in respect of certain debt.
The Arq Term Loan Facility contains events of default customary for facilities of this nature. Upon the occurrence and during the continuation of an event of default, subject to the terms and conditions of the Arq Loan Agreement, CTB will be able to declare any outstanding principal under the Arq Loan Agreement, together with accrued and unpaid interest, to be immediately due and payable and exercise other remedies.
Pursuant to the Business and Industry Loan Guarantee Program administered by the USDA Rural Business Service, the United States Department of Agriculture (“USDA”) has provided a guarantee in favor of CTB pursuant to which USDA has agreed to guarantee eighty percent (80.0%) of the original principal amount of the Arq Loan.
As of September 30, 2022, an aggregate principal amount of approximately $9.4 million was outstanding under the Arq Loan Agreement.

SUBSCRIPTION AGREEMENTS
Substantially concurrently with entry into the Transaction Agreement, New ADES entered into the Subscription Agreements with certain parties thereto (the “Subscribers”) pursuant to which the Subscribers subscribed for and agreed to purchase shares of New ADES common stock for an aggregate purchase price of $20.0 million and at a price per share of $4.67 (the “Initial PIPE Price Per Share”), provided that if the volume weighted average price of the ADES common stock for the 30 days ending on the third business day prior to the date of the ADES Shareholders Meeting (the “ADES VWAP”) is more or less than the Initial Pipe Price Per Share by more than 25% (i.e. is greater than approximately $5.83 per share or is less than approximately $3.51 per share), the price per new share of New ADES common stock purchased pursuant to the Subscription Agreements will be the ADES VWAP. The shares purchased pursuant to the Subscription Agreements will be issued as of the closing date of such purchase, immediately following the consummation of the Scheme of Arrangement. The shares of New ADES common stock issued to the Subscribers under the Subscription Agreements will be issued pursuant to an exemption from registration under Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D, which is promulgated thereunder. New ADES and its affiliates are relying on this exemption from registration based in part on representations made by the Subscribers under the Subscription Agreements.
Pursuant to the Subscription Agreements, certain existing shareholders of Arq were granted registration rights for their newly issued New ADES Shares. The Subscription Agreements provide that as promptly as practicable following the closing of the Transactions, but no later than 150 days after the consummation of the Transactions, New ADES will file a registration statement registering the resale of the shares of New ADES common stock received by the subscribers in the Transactions. New ADES will also use commercially reasonable efforts to have such registration statement declared effective as soon as practicable following the filing thereof, but no later than the earlier of (i) the 210th calendar day (or 270th calendar day if the SEC gives notice that it will review the registration statement) following the filing thereof and (ii) the 10th business day after the date the SEC gives notice that it will not review the registration statement, subject to certain conditions. The Subscription Agreements further provide that certain of the subscribers will be entitled to customary “piggyback” registration rights.
A copy of the form of the Subscription Agreement is attached hereto as Annex C. We encourage you to carefully read the form of the Subscription Agreement in its entirety, as the rights and obligations of the parties thereto are governed by the express terms of the Subscription Agreement and not by this summary or any other information contained in this proxy statement/prospectus.

DIRECTORS AND MANAGEMENT OF NEW ADES FOLLOWING THE TRANSACTIONS
Following completion of the Transactions, the New ADES Board will consist of 7 directors, three of whom shall be designated by ADES, three of whom shall be designated by Arq (one of whom shall be the chairman), and one of whom shall be designated mutually by ADES and Arq prior to the ADES Merger Effective Time. ADES and Arq have not yet reached a determination on the identity of the seventh board member. Except as otherwise determined by Arq and ADES prior to the ADES Merger Effective Time, the executive officers of New ADES immediately prior to the ADES Merger Effective Time shall continue to hold the same offices of New ADES effective as of the ADES Merger Effective Time, each such person to hold office until the earlier of their resignation or removal or until their respective successors are duly elected and qualified. The following table sets forth the names, ages and titles of such individuals expected to serve as directors and executive officers of New ADES following consummation of the Transactions.

Name	Age	Position
Greg. P. Marken	40	President, Chief Executive Officer, Treasurer
Morgan Fields	42	Chief Accounting Officer
Joe M. Wong	62	Chief Technology Officer
Bill West	64	Chief Operating Officer
Julian McIntyre	47	Chairman of the Board
Jeremy Blank	43	Director Nominee
Richard Campbell-Breeden	60	Director Nominee
Carol Eicher	64	Director Nominee
J. Taylor Simonton	78	Director Nominee
L. Spencer Wells	52	Director Nominee
Officers
Greg P. Marken. Mr. Marken will serve as the President, Chief Executive Officer and Treasurer of New ADES, and has served as the President, Chief Executive Officer and Treasurer of ADES since July 2020. Prior to his appointment as President and Chief Executive Officer, Mr. Marken served as the Chief Financial Officer, Treasurer and Secretary from March 2018 through June 2020. He also has previously served as ADES’ Chief Accounting Officer and various other roles with ADES since joining ADES in 2015. Mr. Marken also serves as a Manager on the Board of Managers of Tinuum Group, LLC., in which we hold equity interests of 42.5% as of December 31, 2021, and a Manager and Officer of other ADES subsidiaries. Mr. Marken has over 15 years of experience related to accounting, finance and leadership of various teams. Prior to joining ADES, Mr. Marken was a Senior Manager in the assurance practice at Ernst & Young, LLP in both Dallas and Denver, where he served a variety of public and private clients. Mr. Marken holds a Bachelor’s degree in Accounting and Master’s degree in Finance from Texas A&M University. Mr. Marken has a CPA license in Texas and Colorado and is a member of the AICPA and the Colorado Society of CPAs.
Morgan Fields. Ms. Fields will serve as the Chief Accounting Officer of New ADES, and has served as ADES’ Chief Accounting Officer since August 2021. Prior to that role, she served as VP of Accounting from March 2021 to August 2021. Ms. Fields has consulted with ADES on various projects since 2019, including assisting with system implementations and oversight of internal control over financial reporting framework. Prior to working with ADES, Ms. Fields' career included being the Director of Accounting for Cerapedics, Inc. from 2018 to 2019 and the Chief Accounting Officer for Rezolute, Inc. (RZLT) from 2014 to 2018. Before that, she held various other accounting and finance roles, including Assurance Director, with RSM US LLP. Ms. Fields has over 15 years of accounting and consulting experience serving a variety of companies and industries. Ms. Fields holds a Bachelors and Masters of Accounting from the University of Northern Iowa.

Joe M. Wong. Mr. Wong will serve as the Chief Technology Officer of New ADES, and has served as ADES’ Chief Technology Officer since 2018. Mr. Wong has over 35 years of industrial leadership experience in research & development, product development and business growth in specialty materials. Prior to joining ADES in 2018, Mr. Wong served as the Chief Technology Officer for ADA Carbon Solutions since 2011. Before ADA Carbon Solutions, Mr. Wong worked for three years in private consulting, preceded by 21 years with MeadWestvaco Corporation in senior leadership positions for the Specialty Chemicals and Research & Development sectors. Mr. Wong holds a Bachelors of Science from University of Houston and a MS and PhD from the University of Texas, all in Chemical Engineering.
Bill West. Mr. West will serve as the Chief Operating Officer of New ADES, and has served as the President of Arq Limited since October 2017. He has also served as an officer and director of Arq Resources since its formation. Additionally, Mr. West serves as the Chief Executive Officer of Arq Coal Technologies. Since 1996, Mr. West has served as Senior Partner of Millstone, LLC, which provides strategy, advisory and research services. Since April 2015, Mr. West has served on the board of directors of the Churchill Company, a real estate holding company. Mr. West has also served on the board of directors of Star Ridge, a land and natural resource holding company, since February 2019. Between January 2010 and September 2017, Mr. West served as the Chief Executive Officer of Hendricks Resources which developed and managed energy, mineral, water, and agricultural resources. Mr. West attended Eastern Kentucky University for several years with an emphasis in pre-engineering and business management.
Directors
Julian McIntyre. Mr. McIntyre will serve on the New ADES Board as Chairman of the Board. Mr. McIntyre is the founder of Arq which he started in 2015. In 2021, Mr. McIntyre was a founding shareholder of Greenfire Resources, a large oil producer in Alberta, Canada. He was also the founder of a large natural gas operator in the Rocky Mountains and founded Rift Petroleum, an African E&P company that was sold to Tower Resources plc. Prior to that, in 2000, Mr. McIntyre founded Gateway Communications, a pan-African telecoms company, that dealt with the provision of satellite and terrestrial private networks for multinationals operating in Africa.
We believe Mr. McIntyre is qualified to serve on the New ADES Board because of his experience leading Arq as a founder and his extensive entrepreneurial and business skills.
Jeremy Blank. Mr. Blank will serve on the New ADES Board. He is the Chief Investment Officer of Community Fund, a global investment firm focused on high quality public and private companies. From 2005 to 2020, Mr. Blank was a Partner at York Capital Management, a $15 billion global investment fund. At York, Mr. Blank helped to build the firm’s global credit and private equity businesses across Europe, Israel and the United States. Prior to joining York in 2005, Mr. Blank worked at Morgan Stanley as a Vice President, a credit analyst and an investment banker. He is a member of the board of directors of Insightec Ltd., a privately held medical device company. Mr. Blank holds a Bachelors of Science degree in Finance and an Associate in Arts degree in Bible from Yeshiva University.
We believe Mr. Blank is qualified to serve on the New ADES Board because of his extensive background in finance and private equity.
Richard Campbell-Breeden. Mr. Campbell-Breeden will serve on the New ADES Board, and currently serves as Chairman of Arq and is the founder of Omershorn Capital Advisors. Between 1989 and 2016, Mr. Campbell-Breeden was employed with the Goldman Sachs Group serving as its Vice Chairman, Investment Banking Asia Pacific Ex-Japan APEJ, Hong Kong, between 2011 and 2016. Previously, he was the Managing Director and Head of Mergers & Acquisitions for Asia Ex-Japan at Goldman Sachs. Mr. Campbell-Breeden also served as Co-head of European Financial Sponsors Group and Advisory Director at Goldman Sachs. Mr. Campbell-Breeden holds a B.Sc. in Mechanical Engineering from the University of Bristol and an MBA from INSEAD, Fontainebleau.
We believe Mr. Campbell-Breeden is qualified to serve on the New ADES Board because of his experience as Chairman of Arq and his broad background in finance and business through his various roles with Goldman Sachs.

Carol Eicher. Ms. Eicher has extensive public company executive leadership and operational expertise, having worked more than 35 years in the chemical industry. She held senior management roles with Dow Chemical Co., Rohm and Haas Co., Ashland, Inc. and E.I. DuPont de Nemours and Co. In addition, she was CEO and Chair of a private equity portfolio company and led the successful sale of that company. She has extensive public and private company board leadership experience having served on public company boards for more than 10 years, with a specific expertise in Governance. Since 2008, Ms. Eicher has been an independent director of Tennant Company (NYSE: TNC), serving as a member of the compensation committee, Chair of the governance committee and former member of the audit committee. In 2020, Ms. Eicher joined the board of Arconic Corporation (NYSE: ARNC) as an independent director and member of the governance committee. She also currently serves as an independent director on two private equity portfolio company boards, NOVA Chemicals and Eco Material Technologies. On the NOVA Chemicals Corporation board she serves on the Audit and Strategy Committees. Ms. Eicher served on the boards of Hexion Holding Company from 2019-2022 as independent director, Chair of governance committee and member of EHS committee, A Schulman Company (Nasdaq:SHLM) from 2017-2018 as independent director and member of the audit and compensation committees, Innocor Inc as President and CEO from 2014 - 2017 and board chair until 2018, and Aurora Plastics from 2018 - 2021 as an independent director and audit committee member.
We believe Ms. Eicher is qualified to serve on the New ADES Board because of her public company experience leading companies in the chemical industry as a member of senior management and her membership on a number of public company boards.
J. Taylor Simonton. Mr. Simonton has extensive and varied experience for over 45 years in financial accounting and auditing, including 35 years at PwC. Mr. Simonton's experiences at PwC included 23 years as an Assurance Partner and seven years in the firm's SEC Department of its National Professional Services Group, four of which were international. He has extensive public and private company board leadership experience, having served on seven public and two private companies' boards of directors since 2003 and as Audit Committee Chair at eight of those companies. He is an Audit Committee Financial Expert. Mr. Simonton was an active CPA through 2021, when he changed to CPA, Retired status. Further, he is a member of the American Institute of CPAs and the Colorado Society of CPAs.
Mr. Simonton most recently was a director and Audit Committee Chair of CEA Industries Inc. (formerly Surna Inc.), which develops innovative technologies and products that monitor, control, and address the energy and resource-intensive nature of indoor cultivation (2017 - 2020). He also was a director, Audit Committee Chair, and Nominating and Governance Committee member at a family-owned company in the specialty industrial fluids industry (2017 -2021); and a director of Escalera Resources Co., a developer of natural gas and crude oil properties in the Rocky Mountain region, where he served as the Audit Committee Chair and a member of the Compensation and Nominating and Governance Committees (2013 - 2018). In addition, Mr. Simonton was an advisor on internal controls, corporate governance, strategic planning, acquisitions due diligence, and similar matters to another family-owned larger business with four primary business platforms (2019 - 2020).
We believe Mr. Simonton is qualified to serve on the New ADES Board because of his extensive experience in financial accounting and auditing, and his experience advising public and private companies as a member of various boards.
L. Spencer Wells. Mr. Wells has over 20 years of experience as an investor and financial analyst and is a founding Partner of Drivetrain Advisors, a provider of fiduciary services to the alternative investment community. Prior to founding Drivetrain Advisors in 2013, Mr. Wells served as a Senior Advisor at TPG Special Situations Partners from 2010 to 2012. Mr. Wells was a partner of TPG Special Situations Partners, during which time he helped to create and manage an investment portfolio approximated at $2.5 billion. From 2002 until 2009, Mr. Wells served as a Partner and a Portfolio Manager at Silverpoint Capital. While at Silverpoint, he covered the energy, chemicals and building products sectors and managed an investment portfolio estimated at $1.3 billion. Mr. Wells has previously served on the boards of public companies over the last five years, including Roust Corporation, Affinion Group, Inc. and Syncora Holdings, Ltd.

Mr. Wells has extensive executive leadership and financial expertise, having over 20 years of involvement as a financial analyst and senior advisor to various companies. He has extensive public and private company board leadership experience having served on public company boards for more than 10 years, with specific expertise in governance of companies undergoing significant change such as asset purchases and sales, in-court or out-of-court restructurings and liability management.
We believe Mr. Wells is qualified to serve on the New ADES Board because of his broad business and financial background and his membership on a number of public company boards.
Committees of the New ADES Board of Directors
At the consummation of the Transactions, the New ADES Board will form the following board committees: the Audit Committee, the Compensation Committee and the Nominating and Governance Committee. It has not yet been determined which persons will serve as members of each committee of the New ADES Board. However, it has been determined that the board members appointed by ADES (Messrs. Simonton and Wells, and Ms. Eicher) will serve as chairs of the committees. The charters for the Audit Committee, the Compensation Committee and the Nominating and Governance Committee will each be substantially similar to the charters for the respective committees of the ADES Board that were in effect as of the date of the Transaction Agreement.

INTERESTS OF ADES’ DIRECTORS AND EXECUTIVE OFFICERS IN THE TRANSACTIONS
ADES’ executive officers and directors have interests in the Transactions that are different from, or in addition to, the interests of ADES stockholders generally. The ADES Board was aware of these potentially differing interests and considered them, among other matters, in reaching its decision to adopt the Transaction Agreement, approve the ADES Merger, and the other Transactions contemplated by the Transaction Agreement and to recommend that you vote in favor of the Merger Proposal and the Compensation Proposal.
See the sections entitled “The Transactions—Background of the Transactions” and “The Transactions—ADES Reasons for the Transactions and Recommendation of the ADES Board” of this proxy statement/prospectus. ADES stockholders should take these interests into account in deciding whether to vote “FOR” the Merger Proposal.
These interests may include, but are not limited to,
•the treatment in the Transactions of ADES equity awards held by ADES directors and executive officers;
•additional fees for certain directors of ADES relating to their efforts in connection with the Transactions;
•the continued engagement and/or employment, as applicable, of certain executive officers of ADES, as described in the section entitled “New ADES Positions”;
•the continued positions of certain directors of ADES as directors on the board of directors of New ADES, as described below in the section entitled “New ADES Positions”; and
•potential severance payments payable under existing employment agreements.
The following discussion sets forth certain of these interests in the Transactions of each person who has served as an executive officer or non-employee director of ADES since January 1, 2021.
Treatment of ADES Equity Awards
At the effective time of the ADES Merger, each ADES restricted stock award and each ADES performance share unit award that is outstanding immediately prior to the effective time of the ADES Merger will be assumed by New ADES and will continue to have, and be subject to, the same terms and conditions as of immediately prior to the effective time of the ADES Merger (including, without limitation, any vesting provisions and provisions regarding acceleration of vesting), except that the number of shares of New ADES common stock that will be subject to such award will be equal to the number of shares of ADES common stock subject to such award, multiplied by the All-Stock Conversion Ratio (rounded down to the nearest whole share).
The following table sets forth the number of shares of ADES restricted stock and ADES performance share units (assuming target performance) held by each ADES executive officer as of October 21, 2022:

Name	Number of Shares of ADES Restricted Stock	Number of Target ADES Performance Share Units
Greg P. Marken	51,554	67,400
Morgan Fields	33,794	14,871
Joe M. Wong	30,922	42,457

Although vesting of the ADES equity awards held by the executive officers will continue following the Transactions, each executive officer is eligible for accelerated vesting in connection with certain terminations of employment, as described under “Potential Severance Payments and Benefits in Connection with the Transactions” below.
The following table sets forth the number of shares of ADES restricted stock held by each non-employee director of ADES as of October 21, 2022.

Name	Number of Shares of ADES Restricted Stock
Carol Eicher	11,370
Gilbert Li	11,370
J. Taylor Simonton	11,370
L. Spencer Wells	11,370
Additional Director Compensation
In recognition of the additional efforts of certain members of the ADES Board in connection with the Transactions, it is currently expected that each of Ms. Eicher and Messrs. Simonton and Wells, will receive additional cash director fees of $100,000.
Potential Severance Payments and Benefits in Connection with the Transactions
Each of the executive officers of ADES are party to an employment agreement (the “Employment Agreements”) that provide for severance benefits and payments upon the executive officer’s termination without “Cause” or resignation for “Good Reason” (collectively, a “Qualifying Termination”).
Under Mr. Marken’s Employment Agreement, upon a Qualifying Termination, Mr. Marken is eligible to receive severance of 12 months of base salary and, pursuant to a November 3, 2022 amendment, coverage of COBRA continuation premiums for 12 months (or until the executive officer is eligible for medical insurance benefits from another employer); however, if such termination occurs within 12 months following a “Change in Control,” Mr. Marken is also eligible to receive (i) the short-term incentive cash bonus for the year of termination based on actual performance, (ii) accelerated vesting of all unvested restricted stock awards, and (iii) accelerated vesting of all unvested performance share units based on actual performance as of the date of such termination.
Under the Employment Agreements with Ms. Fields and Mr. Wong, upon a Qualifying Termination, the executive officer is eligible to receive severance of (i) 12 months of base salary, (ii) the short-term incentive cash bonus for the year of termination based on actual performance, (iii) accelerated vesting of all unvested restricted stock awards, (iv) accelerated vesting of all unvested performance share units based on actual performance as of the date of such termination, and (v) coverage of COBRA continuation premiums for 12 months (or until the executive officer is eligible for medical insurance benefits from another employer).
As a condition to receive any of the foregoing severance benefits, each executive officer must execute a release of claims in favor of ADES and continue complying with applicable restrictive covenants.
For purposes of the Employment Agreements:
•For Mr. Marken, “Cause” means one or more of the following, where such conduct has had or is reasonably likely to have a material detrimental effect on ADES or a related person: (i) dishonesty, willful misconduct, or material breach of the ADES Code of Conduct; (ii) felony conviction of a crime involving dishonestly, breach of trust or physical harm to any person; or (iii) a breach of any fiduciary duty. For Ms. Fields and Mr. Wong, “Cause” means (i) the failure by an executive to substantially perform the essential functions of executive’s duties or obligations in a satisfactory manner or material breach of any written agreement with ADES or an affiliate; (ii) dishonesty, willful misconduct, or material breach of our Code of Ethics and Business Conduct, knowing violation of any federal or state securities or tax laws, or any misconduct that is, or is reasonably likely to be, materially injurious to ADES or an affiliate; (iii) conviction of or plea of guilty or no contest to a crime involving dishonesty, breach of trust or physical harm to any person; or (iv) a breach of any fiduciary duty and such conduct has had or is reasonably likely to have a material detrimental effect on ADES or a related person.

•“Good Reason” means a material reduction in the executive’s compensation, a material diminution in authority, duties or responsibilities, or a relocation of more than 50 miles, subject to our right to cure.
•“Change in Control” means a change in ADES’ ownership or control effected by a direct or indirect acquisition of more than 50% of the total combined voting power of ADES (which is not recommended by the ADES board of directors), replacement of ADES’ directors by directors whose appointment or election is not endorsed by ADES’ directors serving immediately prior to such replacement, or a change in the ownership of a substantial portion of ADES’ assets. It is not expected that the Transactions will constitute a Change in Control for purposes of the Employment Agreements.
Amended Retention Agreements
In May 2021, ADES entered into agreements ("Retention Agreements") with all of its executive officers to retain those officers in order to maintain ADES’ current business operations while it pursues and executes on its strategic initiatives. The Retention Agreements were amended in May 2022. Under the amended Retention Agreements Messrs. Marken and Wong and Ms. Fields received $184,000, $61,200, and $101,600, respectively in August 2022, which reflected 40% of the original amount agreed to in the Retention Agreements, and will receive an additional $335,800, $143,821, and $203,200, respectively, on the earliest of (1) the date the executive’s employment is terminated without Cause or for Good Reason (as those terms are defined in the Retention Agreement or the employee’s employment agreement, as applicable), (2) 90 days after a Transaction Date or a Change in Control (as those terms are defined in the Retention Agreement or the employee’s employment agreement, as applicable), or (3) in January 2023. In order to receive the remaining retention payments, the executive must remain employed at the Company through the date noted above. The Transactions are not expected to constitute a Change in control for purposes of the Retention Agreements.
Quantification of Payments and Benefits to ADES’ Named Executive Officers
The information set forth below is required by Item 402(t) of Regulation S-K regarding compensation that is based on or otherwise relates to the Transactions that ADES’ named executive officers could receive in connection with the Transactions. Such amounts have been calculated assuming that:
•the closing of the Transactions occurs on October 21, 2022;
•the closing price of a share of ADES common stock at the effective time of the Transactions is $4.02, which represents the average closing price of a share of ADES common stock over the first five business days following the first public announcement of the Transactions (August 22, 2022, August 23, 2022, August 24, 2022, August 25, 2022 and August 26, 2022);
•each of ADES’ named executive officers experiences a Qualifying Termination, in each case, immediately following the effective time of the Transactions;
•the ADES performance share units will accelerate and vest based on 100% target performance;
•each of ADES’ named executive officers will properly execute any required releases and comply with all requirements (including any applicable restrictive covenants) necessary in order to receive such payments and benefits; and
•the Transactions do not constitute a Change in Control for purposes of the Employment Agreements.
Some of the assumptions used in the table below are based upon information not currently available and, as a result, the actual amounts to be received by ADES’ named executive officers, if any, may materially differ from the amounts set forth below.

Named Executive Officer	Cash ($)(1)	Equity ($)(2)	Perquisites/Benefits ($)(3)	Total ($)
Greg P. Marken	$809,600	$—	$30,364	$839,964
Morgan Fields	$623,950	$195,633	$9,792	$829,375
Joe M. Wong	$616,590	$294,984	$21,225	$932,799

(1)    Amounts shown reflect cash severance payments upon a Qualifying Termination under the Employment Agreements, which consist of (i) 12 months of base salary for Mr. Marken and (ii) 12 months of base salary plus the 2022 short-term incentive cash bonus (assuming target performance) for Ms. Fields and Mr. Wong. In addition, these amounts include the remaining installments of the payments due under the Retention Agreements, which would be accelerated and payable upon a termination without Cause or resignation for Good Reason.
(2)    Amounts shown reflect the sum of the potential value that Ms. Fields and Mr. Wong could receive in connection with accelerated vesting of ADES restricted stock awards and ADES performance share units (assuming target performance) upon a Qualifying Termination under the Employment Agreements.
(3)    Amounts shown reflect the estimated costs associated with 12 months of COBRA continuation premiums upon a Qualifying Termination under the Employment Agreements with each of the officers.
New ADES Positions
Following completion of the Transactions, the New ADES Board will consist of seven directors, three of whom shall be designated by ADES, three of whom shall be designated by Arq (one of whom shall be the chairman), and one of whom shall be designated mutually by ADES and Arq prior to the ADES Merger Effective Time. Julian McIntyre, the current chief executive officer and a director of Arq, will be the chairman of the New ADES Board and a director of New ADES. We anticipate that Mr. Campbell-Breeden will cease receiving compensation in his capacity as a consultant of Arq upon the Closing of the Transaction, other than compensation with respect to his service as director of New ADES.
Mr. McIntyre will not be independent for purposes of Nasdaq’s listing requirements, but it is expected that all other members of the New ADES Board will be independent directors for purposes of Nasdaq’s listing requirements.
Compensation of the members of the New ADES Board is still under consideration, but it is expected that such compensation will include both cash retainer and equity award components.
Greg P. Marken, current President and Chief Executive Officer of ADES, will serve as the President and Chief Executive Officer of New ADES. Morgan Fields, current Chief Accounting Officer of ADES, will serve as the Chief Accounting Officer of New ADES. Joe M. Wong, current Chief Technology Officer of ADES, will serve as the Chief Technology Officer of New ADES.
Additionally, Bill West, current President of Arq, will serve as the Chief Operating Officer of New ADES. All senior management positions at New ADES will be subject to the applicable executives reaching agreement with New ADES.
Insurance and Indemnification of Directors and Executive Officers
The terms of the Transaction Agreement provide for certain post-closing covenants related to insurance and indemnification of directors and executive officers. For a description of such covenants, see the section entitled “The Transaction Agreement–Director and Officer Indemnification, Exculpation and Insurance” of this proxy statement/prospectus.

EXECUTIVE AND DIRECTOR COMPENSATION OF ADES
As described above, Greg P. Marken, Morgan Fields, and Joe Wong, current executive officers of ADES, will serve as executive officers of New ADES. This section sets forth compensation information for Mr. Marken, Ms. Fields and Mr. Wong (referred to herein collectively as the “ADES NEOs”). In addition, Carol Eicher, J. Taylor Simonton and L. Spencer Wells, current members of the ADES Board, will serve as members of the New ADES Board.
Summary Compensation Table
The table below sets for the annual compensation earned by or granted to the ADES NEOs during the fiscal years ending December 31, 2021 and 2020.

Name and Principal Position	Year	Salary ($)	Bonus ($) (1)	Stock Awards ($) (2)	Non-Equity Incentive Plan Compensation ($) (3)	All Other Compensation ($) (4)	Total ($)

Greg P. Marken (5)	2021	457,308	—	361,987	170,000	11,978	1,001,273
President, Chief Executive Officer, Treasurer	2020	341,539	75,875	103,985	129,375	8,550	659,324

Morgan Fields (6)	2021	193,962	—	176,722	—	5,189	375,873
Chief Accounting Officer

Joe M. Wong	2021	304,386	—	208,692	91,500	17,772	622,350
Chief Technology Officer	2020	334,617	22,500	100,955	69,000	8,550	535,622
(1)Because the Short-Term Incentive Plan (the "STIP") has mandatory performance measures that must be achieved before there is any payout to NEOs, amounts paid under the STIP are shown in the Non-Equity Incentive Plan Compensation column of the table, rather than the Bonus column. Amounts earned in 2020 represent bonuses paid to certain executives relating to the completion of a significant customer contract.
(2)The amounts in this column represent the aggregate grant date fair values of restricted stock awards ("RSAs") and performance share units ("PSUs") computed in accordance with FASB ASC Topic 718. These grant date fair values have been determined based on the assumptions and methodologies discussed in Note 16 of the Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2021. PSU awards are subject to market-based performance conditions relating to the relative placement of ADES’ total stockholder return ("TSR") for the three-year performance period based on the relative performance of ADES’ TSR performance compared to the respective TSRs of a specified group of peer companies. The table below presents the PSU awards granted for the fiscal year ended December 31, 2021 based on an earned percentage of 100% (grant date fair value disclosed above) and an earned percentage of 200%, which is the highest level of performance conditions that can be achieved. The difference between the "Stock Award" amounts in the table above and the "PSU-if earned, target ($)" amounts in the table below represents the grant date fair values attributable to the RSAs.

Name and Principal Position	Year	PSU - if earned, target ($)	PSU - if earned, maximum ($)
Greg P. Marken (5)	2021	207,645	415,290
Joe M. Wong	2021	119,708	239,416
(3)The amounts in this column represent the bonuses earned in the year under the STIP.
(4)The All Other Compensation amounts earned by each NEO for 2021 are made up of the amounts in the table below:

Name	Year	Matching contributions to 401(k) ($)	Other ($) (7)	Total ($)
Greg P. Marken (5)	2021	8,700	3,278	11,978
Morgan Fields (6)	2021	5,189	—	5,189
Joe M. Wong	2021	8,700	9,072	17,772

(5)Effective July 1, 2020, Mr. Marken was appointed Interim Chief Executive Officer and Treasurer of ADES. Prior to that date he was ADES' Chief Financial Officer, Secretary and Treasurer. Effective November 8, 2021, Mr. Marken was appointed Chief Executive Officer.
(6)Effective March 1, 2021, Ms. Fields was appointed as our VP of Accounting and became our principal financial officer. Effective August 12, 2021, Ms. Fields was appointed Chief Accounting Officer.
(7)The amounts in this column represent premiums paid by ADES for individual disability insurance policies maintained for Messrs. Marken and Wong for up to $102,000 per year.
Narrative Disclosure to Summary Compensation Table
Overview of Executive Compensation Program
The ADES Compensation Committee is charged with establishing the ADES’ philosophy for executive compensation and the approval, oversight, implementation and administration of executive compensation and benefits. Generally, the President and Chief Executive Officer of ADES makes recommendations to the Compensation Committee regarding executive compensation other than for himself; however, authority to approve compensation, performance goals and objectives for all NEOs is vested in the Compensation Committee.
ADES’ philosophy for executive compensation is set forth in a document entitled "Executive Compensation Philosophy and Objectives" (the "EC Philosophy") adopted by the Compensation Committee on January 2, 2014 and reviewed annually by the Compensation Committee to ensure the EC Philosophy remains appropriate. The EC Philosophy is designed to support achievement of our strategies and goals, thereby creating long-term value for our stockholders and customers and ensuring our ability to recruit and retain highly qualified executive employees. ADES’ EC Philosophy:
•Supports ADES’ vision, mission, strategy, and values to generate profitability and sustained growth in the long-term best interests of our stockholders;
•Aligns executive compensation with measures of performance tied to the strategic and operational performance of the business and stockholder returns;
•Rewards executives on the basis of merit for individually and collectively achieving a leadership culture, innovation and excellence within ADES, and delivering sustained high performance to ADES, taking into consideration each executive’s qualifications, level of responsibility and contribution to ADES’ long-term performance;
•Encourages competency-building by linking career development, performance management and compensation rewards;
•Attracts and retains the best executive talent and a highly qualified diverse workforce within a non-discriminatory, merit-based compensation program; and
•Uses external compensation data to benchmark comparable positions in similar industries and companies within our geographical region as one key factor in establishing the competitiveness of our executive salaries, incentives and benefits.
ADES believes that its compensation policies and practices do not motivate excessive or imprudent risk-taking. ADES notes the following key aspects of our compensation policies and practices in making this determination:
•ADES’ EC Philosophy is based on balanced performance metrics that promote disciplined progress towards long-term goals in addition to the short-term health of the organization;
•ADES does not offer significant short-term incentives that might drive high-risk investments at the expense of long-term value; and
•ADES’ compensation programs are weighted towards long-term incentives.
Because of these factors, ADES believes that its compensation policies and practices, both for its employees and its executive officers, do not create risks that are reasonably likely to have a material adverse effect on ADES.

Say-on-Pay
ADES provides its stockholders with the opportunity to cast an advisory vote on annual executive compensation (a "say-on-pay proposal"). At ADES’ annual meeting of stockholders in 2021, approximately 97% of the votes cast on the say-on-pay proposal were in favor of the proposal, which the Compensation Committee reviewed in assessing executive compensation for the fiscal year ending December 31, 2021. Proposal 2 included in the Proxy Statement is a say-on-pay advisory vote regarding the executive compensation for the fiscal year ending December 31, 2021 as described in this Proxy Statement. The Compensation Committee will continue to consider the results of ADES' say-on-pay votes when making future compensation decisions for ADES' executive officers, including the named executive officers.
Independent Compensation Consultant and Peer Group
The Compensation Committee retained an independent compensation consultant, Lyons, Benenson & Company Inc. ("LB & Co."), in 2020 to provide a market analysis of ADES’ executive and director compensation relative to our peer companies and to recommend the amount and form of such compensation to be paid in the future. LB & Co. was determined to have no conflicts of interest and only provided services with respect to director and executive compensation.
LB & Co. compared the compensation practices of ADES to 17 peer group companies, see table below, from a number of similar industries, including Commodity Chemicals, Environmental and Facility Services, Fertilizers and Agricultural Chemicals, Industrial Machinery, Oil and Gas Equipment and Services, Oil and Gas Refining and Marketing, and Specialty Chemicals. The Compensation Committee reviewed these peer companies and approved their use for comparison to ADES. For compensation related to 2021, the Compensation Committee reviewed this market compensation analysis and peer group compensation data to ensure executive and director compensation was consistent with LB & Co's 2020 analysis.

Peer group companies:
Aemetis, Inc.	Graham Corporation
American Vanguard Corporation	Hawkins, Inc.
CECO Environmental Corp.	Marrone Bio Innovation, Inc.
Clean Energy Fuels Corp.	Nuverra Environmental Solutions, Inc.
Energy Recovery, Inc.	Perma-Fix Environmental Services, Inc.
Flotek Industries, Inc.	Profire Energy, Inc.
Fuel Tech, Inc.	Trecora Resources
FutureFuel Corp.	Vertex Energy, Inc.
Gevo, Inc.
Base Salary
Base salary is defined as ongoing, cash compensation paid bi-weekly based on such factors as job responsibilities, external competitiveness, and the individual’s experience and performance. Pay ranges have been set based on the market where ADES competes for similar positions, with consideration given for employees serving similar functions in comparable companies. Base salary is typically increased annually based on performance and cost of labor/living increases. With the use of market data, the Compensation Committee considers the size of and whether to grant merit increases based on data from comparable companies, as well as review of an officer’s annual performance and meeting of objectives. ADES attempts to ensure middle market pay for solid performers and to consider higher levels of pay for outstanding performers. ADES does not intend to be a market leader in base compensation.
On February 24, 2021, the Compensation Committee approved an increase in Mr. Marken's base salary to $460,000 based on general market data.

In connection with her appointment as Vice President of Accounting, Ms. Fields' initial base salary was set at $215,000, and in connection with her appointment as Chief Accounting Officer, in August 2021, Ms. Field's base salary was increased to $275,000.
On February 24, 2021, the Compensation Committee approved an increase in Mr. Wong's base salary to $306,000.
Short-Term Incentive Plan
The STIP is designed to motivate executives to achieve critical short-term goals, typically within a twelve-month period, that are expected to contribute to the long-term health and value of ADES. Incentives may be paid in cash or equity as determined by the Compensation Committee. The Compensation Committee adopted the Executive Short-Term Incentive Plan ("ESTIP") in September 2015 to further establish terms and conditions for cash awards made under the STIP. The Compensation Committee makes STIP awards under the 2017 Omnibus Incentive Plan (the "2017 Plan") and the ESTIP.
On April 9, 2021, the Compensation Committee established cash bonus targets equal to 75% of base salary for Mr. Marken and 50% of base salary for each of Ms. Fields and Mr. Wong. The performance goals on which the awards are based on Company and individual performance goals approved by the Committee. Company performance goals include the attainment of performance-based metrics reviewed and approved by the Compensation Committee. Budgeted Revenue and Adjusted EBITDA, as defined by the Compensation Committee, were the specific metrics used in assessing cash bonus targets. Both performance metrics were exceeded during the year.
In 2022, the Compensation Committee approved 2021 performance bonuses for Messrs. Marken and Wong and Ms. Fields at 158%, 158% and 158%, respectively, of the target based on company and individual performance goals.
Long-Term Incentive Compensation
The Long-Term Incentive Plan ("LTIP") is designed to align executives’ interests with those of ADES’ stockholders and to provide consistency with the Compensation Committee’s approach to performance-based pay. Equity awards are the primary long-term incentive instrument and may be in the form of RSAs or PSUs. Equity awards vest over time based on continuous service, or over time based on achievement of certain performance measures set by the Compensation Committee at the time of the grant, considering accounting and regulatory restrictions and the financial condition of ADES. Awards under the LTIP to a participant will typically be made 50% as RSAs and 50% as PSUs. PSUs are vested upon achievement, as certified by the Compensation Committee, of one or more performance measures measured over one to three years. ADES’ updated LTIP was adopted February 26, 2020. LTIP awards are made under the 2017 Plan.
On February 24, 2021, the Compensation Committee approved grants of RSAs and PSUs to the NEOs as set forth in the table below, effective March 23, 2021. The RSAs for Messrs. Marken and Wong and Ms. Fields vest annually at a rate of one-third each year over a three-year vesting period subject to each respective officer’s continuous service to ADES. The PSUs for Messrs. Marken and Wong vest after three years based on the placement of ADES’ TSR for the three-year performance period relative to the TSR performance of a specified group of peer companies. On August 12, 2021, the Compensation Committee approved a grant of RSAs to Ms. Fields in connection with her promotion to Chief Accounting Officer, effective August 12, 2021 and included in the table below. The RSA was for 13,781 shares and vest annually at a rate of one-third per year over a three-year vesting period subject to Ms. Fields’ continuous service to ADES.

Named Executive Officer	Percentage of Base Salary	Number of Restricted Shares	Number of Performance Stock Units
Greg P. Marken	75%	29,287	29,287
Morgan Fields	65%	28,382	—
Joe M. Wong	65%	16,885	16,884
The Compensation Committee, in consultation with LB & Co, establishes the group of peer companies for purposes of benchmarking ADES’ stock price performance for PSU awards. The peer group is reviewed and adjusted on an annual basis or as needed to reflect changes to ADES and the potential peer group to reflect such things as merger and acquisition activity, revenue projections and strategic initiatives. PSU awards include provisions to accommodate changes in the peer group such as, for example, if one peer company merges with another. The threshold, target and maximum payout amounts for the 2021 PSUs are 50%, 100% and 200%, respectively.
For the 2021 PSUs, the group of peer companies was:

Aemetis, Inc.	Graham Corporation
American Vanguard Corporation	Hawkins, Inc.
CECO Environmental Corp.	Marrone Bio Innovation, Inc.
Clean Energy Fuels Corp.	Perma-Fix Environmental Services, Inc.
Energy Recovery, Inc.	Profire Energy, Inc.
Flotek Industries, Inc.	Trecora Resources
Gevo, Inc.	Vertex Energy, Inc.
Amended Retention Agreements
In May 2021, ADES entered into agreements ("Retention Agreements") with all of its executive officers to retain those officers in order to maintain ADES’ current business operations while it pursues and executes on its strategic initiatives. The Retention Agreements were amended in May 2022. Under the amended Retention Agreements Messrs. Marken and Wong and Ms. Fields received $184,000, $61,200, and $101,600, respectively in August 2022, which reflected 40% of the original amount agreed to in the Retention Agreements and will receive an additional $335,800, $143,821, and $203,200, respectively, on the earliest of (1) the date the executive’s employment is terminated without Cause or for Good Reason (as those terms are defined in the Retention Agreement or the employee’s employment agreement, as applicable), (2) 90 days after a Transaction Date or a Change in Control (as those terms are defined in the Retention Agreement or the employee’s employment agreement, as applicable), or (3) in January 2023. In order to receive the remaining retention payments, the executive must remain employed at the Company through the date noted above.
Employment Agreements
Greg P. Marken
ADES is party to an employment agreement with Mr. Marken, effective January 12, 2015, which was amended on June 12, 2016, May 9, 2018, and November 3, 2022 (the "Marken Agreement"). The Marken Agreement contains provisions related to Mr. Marken’s position, duties, authority, obligations, compensation and benefits, including his eligibility to receive incentive awards under the ESTIP and the LTIP. The Marken Agreement also contains certain covenants addressing non-competition, non-solicitation and non-divergence and provides for separation payments and benefits in the event of certain terminations of employment, as described under "Additional Narrative Disclosure—Employment Agreements" below.
Morgan Fields
ADES is a party to an employment agreement with Ms. Fields, effective March 1, 2021, which was amended on August 18, 2021 (the "Fields Agreement"). The Fields Agreement contains provisions related to Ms. Fields' position, duties, authority, obligations, compensation and benefits, including her eligibility to receive incentive awards under the ESTIP and the LTIP. The Fields Agreement also contains certain covenants addressing non-competition, non-solicitation and non-divergence and provides for separation payments and benefits in the event of certain terminations of employment, as described under "Additional Narrative Disclosure—Employment Agreements" below.
Joe M. Wong
ADES is a party to an employment agreement with Mr. Wong, effective February 14, 2011, which was amended on August 18, 2021 (the "Wong Agreement"). The Wong Agreement contains provisions related to his position, duties, authority, obligations, compensation and benefits, including his eligibility to receive incentive awards under the ESTIP and the LTIP. The Wong Agreement also contains certain covenants addressing non-competition, non-solicitation and non-divergence and provides for separation payments and benefits in the event of certain terminations of employment, as described under "Additional Narrative Disclosure—Employment Agreements" below.
Outstanding Equity Awards at Fiscal Year End
The following table provides information regarding outstanding RSA and PSU equity awards held by the ADES NEOs as of December 31, 2021.

	Stock awards
Name	Number of shares that have not vested (#)		Market value of shares that have not vested ($) (1)	Equity incentive plan awards: number of unearned units that have not vested (#)		Equity incentive plan awards: market or payout value of unearned units that have not vested ($) (1)
Greg P. Marken	4,905	(2)	32,471	—		—
	6,087	(3)	40,296	—	(6)	—
	29,287	(4)	193,880	58,574	(7)	387,760
Morgan Fields (2)	14,601	(4)	96,659	—		—
	13,781	(5)	91,230	—		—
Joe M. Wong	4,433	(2)	29,346	—		—
	5,910	(3)	39,124	—	(6)	—
	16,885	(4)	111,779	33,768	(7)	223,544
(1) The market value of RSAs and PSUs that have not vested is calculated using the closing price of $6.62 of our Common Stock on December 31, 2021. The market value of PSUs is calculated based upon an earned amount as of December 31, 2021.
(2) These RSAs will vest in full on March 23, 2022.
(3) These RSAs vested one-third on March 23, 2021, one-third vested on March 23, 2022 and the remaining one-third will vest on March 23, 2023.
(4) These RSAs vested one-third on March 23, 2022, one-third will vest on March 23, 2023 and the remaining one-third will vest on March 23, 2024.
(5) These RSAs vested one-third on August 17, 2022, one-third will vest on August 17, 2023 and the remaining one-third will vest on August 17, 2024.
(6) These PSUs vest on March 10, 2023. The PSUs are subject to a three-year performance period ending December 31, 2022. The award is reported at an earned percentage of 0%.
(7) These PSUs vest on March 10, 2024. The PSUs are subject to a three-year performance period ending December 31, 2023. The award is reported at an earned percentage of 200%.
Additional Narrative Disclosure
Retirement Benefits
ADES’ Profit Sharing Retirement Plan ("401(k) Plan") is available to all eligible employees, including NEOs. Pursuant to the 401(k) Plan, ADES currently makes contributions to each eligible employee’s account in an amount equal to three percent of eligible compensation. Additionally, at the discretion of the ADES Board, ADES may make contributions based on the profitability of ADES to those accounts. In 2021, ADES made its contributions to the Plan in cash. No discretionary contributions were made to the 401(k) Plan in 2021 other than as discussed above. Employee and company contributions to the 401(k) Plan are 100% vested.
ADES does not currently have any pension or retirement benefits (other than the 401(k) Plan) or nonqualified deferred compensation plans that apply to the NEOs, nor are any such plans contemplated at this time.

Employment Agreements
Under the Marken Agreement, upon a termination without "Cause" or a resignation for "Good Reason," Mr. Marken is eligible to receive severance of 12 months of base salary and coverage of COBRA continuation premiums for 12 months (or until Mr. Marken is eligible for medical insurance benefits from another employer); however, if such termination occurs within 12 months following a "Change in Control," Mr. Marken is also eligible to receive (i) the short-term incentive cash bonus for the year of termination based on actual performance, (ii) accelerated vesting of all unvested restricted stock awards, and (iii) accelerated vesting of all unvested performance share units based on actual performance as of the date of such termination.
Under the Fields Agreement and the Wong Agreement, upon a termination without Cause or a resignation for Good Reason, the NEO is eligible to receive severance of (i) 12 months of base salary, (ii) the short-term incentive cash bonus for the year of termination based on actual performance, (iii) accelerated vesting of all unvested restricted stock awards, (iv) accelerated vesting of all unvested performance share units based on actual performance as of the date of such termination, and (v) coverage of COBRA continuation premiums for 12 months (or until the NEO is eligible for medical insurance benefits from another employer).
Under the Marken Agreement, the Fields Agreement and the Wong Agreement, upon a termination as a result of the NEO’s death or disability, the NEO (or the NEO’s beneficiary, as applicable) is eligible to receive (A) the short-term incentive cash bonus for the year of termination assuming target performance (or 50% thereof if such termination occurs within the first six months of the year), (B) accelerated vesting of all unvested restricted stock awards, and (C) accelerated vesting of all unvested performance share units based on actual performance as of the date of such termination.
Under the Marken Agreement:
•"Cause" means one or more of the following, where such conduct has had or is reasonably likely to have a material detrimental effect on the Company or a related person: (i) dishonesty, willful misconduct, or material breach of the Company’s Code of Conduct; (ii) felony conviction of a crime involving dishonestly, breach of trust or physical harm to any person; or (iii) a breach of any fiduciary duty.
•"Good Reason" means a material reduction in the executive’s compensation, a material diminution in authority, duties or responsibilities, or a relocation of more than 50 miles, subject to our right to cure.
•"Change in Control" means a change in our ownership or control effected by a direct or indirect acquisition of more than 50% of our total combined voting power, replacement of our directors by directors whose appointment or election is not endorsed by our directors serving immediately prior to such replacement, or a change in the ownership of a substantial portion of our assets.
Under the Fields Agreement and the Wong Agreement:
•"Cause" means (i) the failure by an executive to substantially perform the essential functions of executive’s duties or obligations in a satisfactory manner or material breach of any written agreement with us or an affiliate; (ii) dishonesty, willful misconduct, or material breach of our Code of Ethics and Business Conduct, knowing violation of any federal or state securities or tax laws, or any misconduct that is, or is reasonably likely to be, materially injurious to us or an affiliate; (iii) conviction of or plea of guilty or no contest to a crime involving dishonesty, breach of trust or physical harm to any person; or (iv) a breach of any fiduciary duty and such conduct has had or is reasonably likely to have a material detrimental effect on us or a related person.
•"Good Reason" generally has the meaning described above under the Marken Agreement.

Company Policies Relating to Executive Compensation
Insider Trading Policy
ADES’ Insider Trading Policy, which applies to its employees, officers and directors, prohibits hedging of ADES’ securities and engaging in any other transactions involving ADES-based derivative securities, regardless of whether the covered person is in possession of material, non-public information (except with regard to the vesting of securities acquired pursuant to our incentive plans), or other transactions involving purchases and sales of company securities between a covered person and us. The Insider Trading Policy also prohibits all employees, officers and directors from entering into any transaction relating to hedging ADES securities, including zero-cost collars or forward-sale transactions.
Equity Ownership Guidelines
So long as the stock ownership guidelines are met, executives may sell unrestricted stock and may exercise vested stock options and sell shares of ADES’ Common Stock to pay for the exercise price and withholding tax, except as otherwise provided for in the underlying stock option agreement. It is preferred that executives own shares of ADES’s Common Stock for a period greater than twelve months before selling such shares. Executives are advised to seek pre-approval of any exercise of stock options or sale of shares of our Common Stock at least 30 days in advance or the executive must be engaged in a pre-announced program sale in compliance with federal securities laws. All executive stock transactions must be made in compliance with our insider trading policy.
Executives are encouraged to own a number of shares of our Common Stock equal to a value of at least one times their annual base salary. Ownership is calculated considering holdings of restricted stock and PSUs, whether or not such holdings have vested, private holdings, shares held in retirement accounts and other shares attributed to the executive in accordance with Section 16 of the Exchange Act. Holding of options to purchase shares of our Common Stock also will be considered in the ownership calculation by adding the value of the spread of in-the-money options to the total value of other holdings. Mr. Marken met the executive equity ownership guidelines as of December 31, 2021. Mr. Wong, a new NEO in 2019, and Ms. Fields, a new NEO in 2021, have generally a 3-year period in which to meet the executive equity ownership guidelines.
Clawback Policy
In the event of a restatement of income, any overpayments of incentive pay made to executives based on such restatement of income may be reclaimed at the discretion of the Compensation Committee.
Director Compensation
The table below sets forth the compensation of the identified members of the ADES Board for the fiscal year ending December 31, 2021.

Name	Fees earned or paid in cash ($) (1)	Stock awards ($) (2)(3)	Option awards ($)	All other compensation	Total ($)
Carol Eicher	104,759	72,644	—	—	177,403
Gilbert Li	97,255	72,644	—	—	169,899
J. Taylor Simonton	96,843	72,644	—	—	169,487
L. Spencer Wells	149,759	72,644	—	—	222,403
Brian Leen (4)	32,140	—	—	—	32,140
R. Carter Pate (5)	45,342	—	—	—	45,342

(1) The cash amounts earned by each director are made up of the following amounts:

Name	Annual Retainer ($)	Annual Committee Chair Retainer ($)	Annual Committee Retainer ($)	Total ($)
Carol Eicher	73,925	10,000	20,834	104,759
Gilbert Li	73,925	—	23,330	97,255
J. Taylor Simonton	73,925	20,000	2,918	96,843
L. Spencer Wells	73,925	39,792	36,042	149,759
Brian Leen (4)	24,640	—	7,500	32,140
R. Carter Pate (5)	33,882	5,730	5,730	45,342
(2) The grant date fair value of the restricted shares granted to non-employee directors in fiscal 2021 set forth in the following table and is computed in accordance with FASB ASC Topic 718, based on the closing price on the date of grant.

Grantees	Shares	Value	Grant Date
Eicher, Li, Simonton and Wells	39,696	$290,575	7/1/2021
(3) As of December 31, 2021, our non-employee directors held the following number of shares of unvested restricted stock, which were granted in 2021: Ms. Eicher—4,962, Mr. Li—4,962, Mr. Simonton—4,962 and Mr. Wells—4,962. As of such date, neither Messrs. Leen nor Pate held any unvested restricted shares.
(4) Mr. Leen resigned from the Board effective April 8, 2021.
(5) Mr. Pate did not stand for re-election at the 2021 annual meeting of stockholders and ceased being a director at that time.
All directors receive reimbursement for reasonable out-of-pocket expenses incurred in connection with meetings of the ADES Board.

EXECUTIVE AND DIRECTOR COMPENSATION OF ARQ
As described above, Bill West, a current Arq executive officer, will serve as Chief Operating Officer of New ADES. No other Arq executive officers will be executive officers of New ADES. This section sets forth compensation information for Mr. West in his capacity as the President of Arq (referred to herein as the “Arq NEO”). In addition, Richard Campbell-Breeden, Julian McIntyre and Jeremy Blank, members of the Arq board of directors, will serve as members of the New ADES Board.
Arq is providing compensation disclosure that satisfies the requirements applicable to emerging growth companies, as defined in the Jumpstart our Business Startups Act.
Summary Compensation Table
The table below sets forth the annual compensation earned by or granted to the Arq NEO during the fiscal year ending December 31, 2021.

Name and Principal Position	Year	Salary ($)(1)	All Other Compensation ($)(2)	Total ($)
Bill West	2021	$331,200	$194,469	$525,669
President
(1)    Mr. West’s salary reported in this column for 2021 includes $99,840 that was deferred pursuant to the West Agreement, as described under “Narrative Disclosure to the Summary Compensation Table—Employment Agreement” below.
(2) Amount reflected in this column includes (i) perquisite allowances of $168,000 and (ii) annual life insurance premiums of $26,469.
Narrative Disclosure to the Summary Compensation Table
Employment Agreement
Mr. West is party to an employment agreement with Arq Coal Technologies, LLC, a subsidiary of Arq, dated November 15, 2016, as amended February 26, 2020 (the “West Agreement”). The West Agreement contains standard provisions regarding base salary, annual bonuses, and participation in Arq’s benefit plans. In addition, the West Agreement provides Mr. West with (i) a monthly benefit allowance of $10,000 for discretionary fringe benefits, (ii) a vehicle allowance of $1,500 per month, and (iii) a housing allowance of $2,500 per month.
Pursuant to an amendment to the West Agreement in June 2020, Mr. West agreed to defer a portion of his base salary until Arq secured further funding. During 2021, $99,840 of his base salary was deferred under this amendment. Pursuant to an amendment to the West Agreement, Mr. West and Arq agreed that in lieu of a payment of the total deferred salary ($220,195 as of August 15, 2022), Mr. West would receive the following in connection with the closing of the Transactions: (i) convertible loan notes in Arq, which will have a value equal to 29% of the deferred salary and (ii) cash in an amount equal to 71% of the deferred salary, in each case, less applicable withholdings. It is expected that Mr. West will use the proceeds of such cash payment to purchase shares of New ADES at a price per share equal to the subscription price under the Subscription Agreements for the PIPE Investment.
In addition, the West Agreement provides for certain severance benefits upon qualifying terminations of employment and certain benefits upon a sale of Arq, as described under “Additional Narrative Disclosure—Potential Payments Upon Termination or a Change in Control” below.
Option Awards
Historically, Arq has provided long-term incentive compensation in the form of options to purchase Arq shares under Arq’s 2015 Equity Incentive Plan.
In connection with Transactions, pursuant to the amendment to the West Agreement dated August 15, 2022, 827,590 of Mr. West’s outstanding options will be cancelled in exchange for 277,590 Arq shares (and he will be eligible to participate in the Transactions as an Arq shareholder), and 1,690,011 of Mr. West’s outstanding options expired unexercised on October 31, 2022.

Outstanding Equity Awards at 2021 Fiscal Year-End
The table below reflects information regarding outstanding options held by the Arq NEO as of December 31, 2021.

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)(1)		Option Exercise Price ($)	Option Expiration Date
Bill West	277,590	(2)	—	—		$0.83	1/31/2030
	—		—	550,000	(2)	$0.83	1/31/2030
	1,008,564		—	—		$0.61	10/31/2022
	542,114		—	—		$1.82	10/31/2022
	139,333		—	—		$3.10	10/31/2022
(1) The options reflected in this column are subject to time-based vesting and performance-based vesting. The options become time vested on a monthly basis over the 36 months following the date of grant. The options become performance vested based on the achievement of various construction, sales and production performance milestones as follows, none of which were achieved as of December 31, 2021: (i) 5% upon Arq entering into a fixed price contract for the construction of a terminal, (ii) 5% upon the commissioning of the Corbin location and the terminal, (iii) 20% upon the sale of 25,000 tons of Arq Powder, (iv) 20% upon the production of above 7,000 tons of Arq Powder per month for two consecutive months, and (v) 50% upon the final investment decision for a second plant designed to produce 500,000 tons of end products.
(2) In connection with Transactions, pursuant to the amendment to the West Agreement dated August 15, 2022, these options will be cancelled in exchange for 277,590 Arq shares.
Additional Narrative Disclosure
Retirement Benefits
Arq sponsors a 401(k) retirement savings plan (the “401(k) Plan”) for eligible employees, but Arq does not currently make any matching or other employer contributions to the 401(k) plan.
Potential Payments Upon Termination or a Change in Control
West Agreement. Under the West Agreement, Mr. West is eligible to receive a lump sum cash bonus of $230,399.70 upon a sale of Arq or the listing of any part of the share capital of Arq on a public market or stock exchange prior to February 15, 2030. Under the amendment to the West Agreement dated August 15, 2022, Arq agreed to issue 277,590 Arq shares to Mr. West. Under the amendment to the West Agreement dated August 15, 2022, Mr. West unconditionally waived his right to this sale bonus.
Death and Disability. Upon Mr. West’s death or disability, the West Agreement provides for payment of a prorated portion of the EBITDA-based annual bonus, and upon Mr.’s West’s disability, the West Agreement also provides for the following severance benefits: (i) 12 months of base salary and (ii) 12 months of COBRA continuation subsidies.
Termination for Cause other than Material Cause. Upon a termination of Mr. West’s employment for Cause (but not for Material Cause), subject to Mr. West’s execution of a release of claims and continued compliance with restrictive covenants, the West Agreement provides for the following severance benefits: (i) a prorated portion of the EBITDA-based annual bonus and (ii) 180 days of base salary and fringe benefits.
Termination without Cause. Upon a termination of Mr. West’s employment without Cause, subject to Mr. West’s execution of a release of claims and continued compliance with restrictive covenants, the West Agreement provides for the following severance benefits: (i) 12 months of base salary, (ii) a prorated portion of the EBITDA-based annual bonus, and (iii) 12 months of fringe benefits (including the housing allowance and car allowance)
Resignation. Upon a resignation by Mr. West. he will remain eligible to receive a prorated portion of the EBITDA-based annual bonus.

For purposes of the West Agreement:
•“Cause” general means: (i) continuing material neglect by Mr. West to perform his duties, (ii) breach of a fiduciary duty to Arq, (iii) fraud or embezzlement, (iv) material breach or failure to performance any obligation under the West Agreement, (v) act of slander or libel against Arq, (vi) conviction of any felony crime involving moral turpitude or an illegal act against Arq, (vii) recklessness or willful misconduct in the performance of his duties, (viii) use of illegal drugs or controlled substances, (ix) material breach of restrictive covenants, or (x) misappropriation of intellectual property of Arq; and “Material Cause” generally means the foregoing clauses (ii), (iii), (v), (vi), (ix) and (x).
Option Award Agreement. Under Mr. West’s option award agreement covering his unvested performance-based options, the time-based component of such option will be automatically waived upon a termination of Mr. West’s employment by Arq without “Cause” or upon a “Change in Control.”
For purposes of the option award agreement, “Cause” generally means Mr. West having (i) engaged in disloyalty to Arq, (ii) disclosed trade secrets or confidential information, (ii) breached any written noncompetition or nonsolicitation agreement with Arq, or (iv) engaged in other behavior detrimental to the interests of Arq; and “Change in Control” means the earliest to occur of (a) an acquisition of 50% of the total voting power of Arq, (b) a replacement of a majority of the Arq board of directors during any 12-month period (excluding replacements that are endorsed by a majority of the then-existing Arq board of directors), (c) a merger, consolidation or other business combination in which Arq shareholders receive or hold less than 50% of the voting shares of the new or continuing company, and (d) an acquisition of 50% or more of the total gross fair market value of all of Arq’s assets. It is expected that the Transactions will constitute a Change in Control for purposes of the option awards.
Director Compensation
The table below sets forth the compensation of the identified members of the Arq board of directors for the fiscal year ending December 31, 2021.

Name	All Other Compensation ($)	Total ($)
Jeremy Blank (1)	$—	$—
Richard Campbell-Breeden (2)	$183,630	$330,685
Julian McIntyre (3)	$834,854	$834,854
(1)    Mr. Blank does not receive compensation for his service on the Arq board of directors.
(2) Mr. Campbell-Breeden did not receive any compensation for his services as a member of the Arq board of directors for 2021. The amounts reflected in “All Other Compensation” for Mr. Campbell-Breeden include his annual base salary earned for 2021 (which includes $36,000 that was deferred pursuant to his employment agreement with Arq on similar terms as described under “Narrative Disclosure to the Summary Compensation Table—Employment Agreement” above for Mr. West). Pursuant to his employment agreement, in lieu of a payment of the total deferred salary ($81,000 as of August 15, 2022), Mr. Campbell-Breeden will receive the following in connection with the closing of the Transactions: (i) convertible loan notes in Arq, which will have a value equal to 29% of the deferred salary and (ii) cash in an amount equal to 71% of the deferred salary, in each case, less applicable withholdings. It is expected that Mr. Campbell-Breeden will use the proceeds of such cash payment to purchase shares of New ADES at a price per share equal to the subscription price under the Subscription Agreements for the PIPE Investment.
(3) Mr. McIntyre did not receive any compensation for his services as a member of the Arq board of directors for 2021. The amounts reflected in “All Other Compensation” for Mr. McIntyre include his annual base salary earned for 2021 (which includes $172,400 that was deferred pursuant to his employment agreement with Arq on similar terms as described under “Narrative Disclosure to the Summary Compensation Table—Employment Agreement” above for Mr. West). Pursuant to his employment agreement, in lieu of a payment of the total deferred salary ($364,817 as of August 15, 2022), Mr. McIntyre will receive the following in connection with the closing of the Transactions: (i) convertible loan notes in Arq, which will have a value equal to 29% of the deferred salary and (ii) cash in an amount equal to 71% of the deferred salary, in each case, less applicable withholdings. It is expected that Mr. McIntyre will use the proceeds of such cash payment to purchase shares of New ADES at a price per share equal to the subscription price under the Subscription Agreements for the PIPE Investment.

BENEFICIAL OWNERSHIP OF SECURITIES
The following table sets forth information regarding the beneficial ownership (as defined by the SEC’s rules and regulations) of ADES common stock as of October 21, 2022, and of New ADES common stock immediately following consummation of the Transactions by:
•each person known by ADES to beneficially own more than 5% of the outstanding shares of ADES common stock as of October 21, 2022;
•each person known by ADES who may become a beneficial owner of more than 5% of New ADES outstanding shares of common stock immediately following consummation of the Transactions;
•each of ADES’ current directors and executive officers;
•each person who will become a director or executive officer of New ADES upon consummation of the Transactions;
•all of ADES’ current directors and executive officers as a group; and
•all of New ADES’ executive officers and directors as a group after consummation of the Transactions.
Applicable percentage ownership of ADES is based on 19,110,910 shares of ADES common stock outstanding as of October 21, 2022.
Beneficial Ownership of ADES by ADES Directors and Officers

Name of Beneficial Owner (1)(3)	Number of Shares of ADES Common Stock (#)	Percent of Class (%)
Directors and Officers of ADES Prior to the Transactions (2):
Carol Eicher	44,808	*
Morgan Fields	41,844	*
Gilbert Li (4)	2,006,972	10.50%
Greg P. Marken	104,919	*
J. Taylor Simonton	65,821	*
L. Spencer Wells	65,777	*
Joe M. Wong	55,756	*
All directors and executive officers of ADES as a group (7 persons)	2,385,897	12.48%
Beneficial Ownership of ADES by Five Percent Holders

Name of Beneficial Owner (1)(3)	Number of Shares of ADES Common Stock (#)	Percent of Class (%)
Five Percent Holders of ADES Prior to the Transactions:
Gilbert Li (4)	2,006,972	10.50%

Beneficial Ownership of New ADES by New ADES Directors and Officers Following the Transactions

	Stock and Cash		All Stock
Name of Beneficial Owner (1)(3)	Number of Shares of New ADES Common Stock (#)	Percent of Class (%)	Number of Shares of New ADES Common Stock (#)	Percent of Class (%)
Directors and Officers of New ADES After the Transactions (5):
Carol Eicher	50,988	*	54,666	*
Morgan Fields	50,164	*	51,050	*
Greg P. Marken	122,131	*	128,001	*
J. Taylor Simonton	74,312	*	80,302	*
L. Spencer Wells	74,263	*	80,248	*
Joe M. Wong	65,291	*	68,022	*
Julian McIntyre	6,479,079	13.29%	6,479,079	12.81%
Richard Campbell-Breeden	327,527	*	327,527	*
Jeremy Blank (7)	3,981,150	8.17%	3,981,150	7.87%
Bill West	255,818	*	255,818	*
All directors and officers of New ADES as a group (10 persons)	11,480,723	23.55%	11,505,863	22.74%
Beneficial Ownership of New ADES by Five Percent Holders of New ADES Following the Transactions

	Minimum		Maximum
Name of Beneficial Owner (1)(3)	Number of Shares of New ADES Common Stock (#)	Percent of Class (%)	Number of Shares of New ADES Common Stock (#)	Percent of Class (%)
Five Percent Holders of New ADES After the Transactions:
Gilbert Li (4)	2,448,506	5.02%	2,448,506	4.84%
Julian McIntyre (6)	6,479,079	13.29%	6,479,079	12.81%
Jeremy Blank (6) (7)	3,981,150	8.17%	3,981,150	7.87%
Fidera Vectra Limited (8)	3,696,065	7.58%	3,696,065	7.31%
* Indicates ownership of less than 1% of the outstanding shares of ADES or New ADES common stock, as applicable.
(1) Beneficial ownership is determined in accordance with the rules of the SEC. Except as otherwise noted and for shares held by a spouse and other members of the person's immediate family who share a household with the named person, the named persons have sole voting and investment power over the indicated shares. This table also includes shares held in trust that are beneficially owned. Beneficial ownership of some or all of the shares listed may be disclaimed.
(2) The address of each of ADES’ executive officers and directors is 8051 E. Maplewood Ave., Ste. 210, Greenwood Village 80111.
(3) Shares of ADES common stock subject to restricted stock awards and performance share units exercisable or vesting on or within 60 days of October 21, 2022 are deemed outstanding for computing the number of shares and the percentage ownership of the person holding such restricted stock awards and/or performance share units, but are not deemed outstanding for computing the percentage ownership of any other person.

(4) Based on a Form 4 filed by Alta Fundamental Advisers LLC (“Alta”) and Alta Fundamental Advisers SP LLC on July 6, 2022 with the SEC reporting beneficial ownership as of July 1, 2022. Alta and Alta Fundamental Advisers SP LLC report being the beneficial owner of 2,006,972 shares of ADES common stock that are directly held by its clients, funds, and affiliates (the "Accounts") that are managed by Alta. Gilbert Li, a director of ADES, is a Managing Partner of Alta. In addition, Mr. Li is an investor in one or more of these Accounts and therefore is an indirect beneficial owner of a portion of these shares. Alta and Mr. Li disclaim beneficial ownership of these shares except to the extent of their pecuniary interest therein. Alta's address is 1500 Broadway, Suite 704, New York, NY 10036.
(5) The address of each of New ADES’ executive officers and directors after consummation of the Transactions is 8051 E. Maplewood Ave., Ste. 210, Greenwood Village 80111.
(6) The holdings reflected assume a subscription price under the Subscription Agreements for the PIPE Investment of $2.88 per share of New ADES common stock.
(7) Represents 3,880,999 shares of New ADES common stock held by YGF 100 LP and 100,151 shares of New ADES common stock held by Community Fund SPV GP LP. Jeremy Blank, a nominee to the New ADES Board, is the general partner of YGF 100 LP and the general partner of Community Fund SPV GP LP. In addition, Mr. Blank is an investor in each of these funds and therefore is an indirect beneficial owner of a portion of these shares. Mr. Blank disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. The above amounts do not include warrants equal to 1% of post transaction shares outstanding, which Community Fund as lender is entitled to under the Debt Financing.
(8) Represents 2,012,595 shares of New ADES common stock held by FDAF Dislocated Asset Fund IV, LP (formerly York Distressed Asset Fund IV LP) and 1,683,470 shares of New ADES common stock held by FDAF Dislocated Asset Fund II, LP (formerly York European Distressed Credit Fund II LP). Fidera Vecta Limited is the manager of each of these funds. As of March 1, 2022, the Fidera Vecta team spun out of York Capital Management and is no longer affiliated with York Capital Management. Fidera Vecta Limited disclaims beneficial ownership of these shares except to the extent of its pecuniary interest therein. Fidera’s address is 25 – 28 Old Burlington Street, London, W1S 3AN, United Kingdom.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS
The following is a summary of each transaction or series of similar transactions since January 1, 2019, or any currently proposed transaction, to which ADES or Arq, as applicable, was or is a party in which:
•the amount involved exceeded or exceeds $120,000; and
•any of the directors or executive officers of ADES or Arq, as applicable, that will serve as a director or executive officer of New ADES, or any member of his or her immediate family, had or will have a direct or indirect material interest.
Certain Relationships and Related Person Transactions – ADES
Since January 1, 2019, there were no related party transactions involving a director or executive officer of ADES that will serve as a director or executive officer of New ADES.
Certain Relationships and Related Person Transactions – Arq
Omeshorn Capital Advisors
On December 1, 2016, Arq Limited (then known as Hendricks Resources Limited) entered into a consultancy agreement (the “Omeshorn Agreement”) with Omeshorn Capital Advisors (“Omeshorn”) for the provision of certain services by Omeshorn to Arq. Under the Omeshorn Agreement, Omeshorn agreed to provide Arq with general corporate, finance, capital raising and strategic advice, and such other services that may be agreed to be the parties. In exchange for its services, Omeshorn agreed to receive a consultancy fee of $40,000 per month, plus statutory VAT (if any). Arq further agreed to reimburse Omeshorn for reasonable traveling expenses and other reasonable out-of-pocket expenses incurred by Omeshorn in the course of performing its obligations under the Omeshorn Agreement. The term of the Omeshorn Agreement is indefinite and shall extend until terminated by either party. Richard Campbell-Breeden, the current Chairman of the Arq board of directors and nominee to the New ADES Board, and members of his immediate family are the beneficial owners of Omeshorn. The relationship will not continue between Omeshorn and Arq, or Omeshorn and New ADES, following the consummation of the Transactions. However, as further described in the section entitled “Executive and Director Compensation of Arq,” Mr. Campbell-Breeden and Omeshorn entered into variation agreements with Arq to defer a portion of their cash salary and consulting fees until the closing of the Transactions. Upon the closing, Mr. Campbell-Breeden will receive a portion of such amount in the form of convertible loan notes of Arq and a portion of such amount in cash. It is expected that Mr. Campbell-Breeden will use the proceeds of such cash payment to purchase shares of New ADES at a price per share equal to the subscription price under the Subscription Agreements for the PIPE Investment. The total amount of the deferred salary and consulting fees at issue is $81,000.
Community Fund
In connection with entering into the Transaction Agreement, ADES and New ADES obtained debt financing commitments pursuant to the Commitment Letter dated August 19, 2022, with CF Global Credit, LP (“CF Global”), an affiliate of Community Fund, a global investment firm focused on investments in public and private companies. Jeremy Blank, a current director of Arq and nominee to the New ADES Board, is the founder and Chief Investment Officer of Community Fund. Under the Commitment Letter, CF Global has committed to provide $10.0 million of term loans concurrently with the consummation of the Transactions. See the section entitled “Debt Commitment Letter and Credit Agreement” in this proxy statement/prospectus. An affiliate of Community Fund, YGF 100 LP, is also a holder of Arq shares which it acquired in January 2022, and a holder of Arq convertible notes which it acquired in August 2022. In August 2022, Arq raised $6.9 million in convertible loan notes from certain initial subscribers, including YGF 100 LP. See the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Arq—Convertible Loan Note” in this proxy statement/prospectus.

York Capital Management
Affiliates of York Capital Management are shareholders of Arq and following consummation of the Transactions, are expected to collectively hold approximately 10% of the outstanding shares of New ADES common stock. In August 2015, Arq entered into an agreement with affiliates of York pursuant to which such affiliates of York acquired preferred units of Arq Project Holding Company LLC (“Arq Project”), a subsidiary of Arq. The preferred units do not have voting rights and rank senior to the common and ordinary shares of Arq Project. The preferred units accrue interest at a rate of 15% per annum. The outstanding principal and interest on the preferred units can be converted at any time into Series B Preferred Shares of Arq at a conversion price of $3.10 per share. Arq has agreed with York that upon consummation of the Transactions, the preferred units plus any accrued interest will convert into 32,020,535 ordinary shares of Arq. As of December 31, 2022, the book value of the preferred units was $82.9 million. See the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Arq—York Preferred Units” in this proxy statement/prospectus.
Until 2020, Mr. Blank was a Partner at York and had been employed with York since 2005.
McIntyre Employment Agreement
Mr. McIntyre is party to an employment agreement with Arq UK Management Limited and Arq, dated November 1, 2020 (the “McIntyre Agreement”), pursuant to which he serves as the Chief Executive Officer of Arq UK Management Limited and a director of Arq. Pursuant to the McIntyre Agreement, Mr. McIntyre is entitled to a salary of $862,000. In connection with the Closing, New ADES expects to enter into a new compensation arrangement with Mr. McIntyre with respect to his service as Chairman of the Board of New ADES following the Closing.

U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following is a general discussion of the U.S. federal income tax consequences of the ADES Merger applicable to U.S. holders and non-U.S. holders (each as defined below) that receive shares of New ADES common stock or New ADES common stock and cash pursuant to the ADES Merger. This discussion is limited to U.S. holders and non-U.S. holders that hold their shares of ADES common stock as “capital assets” (generally, property held for investment). This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), the U.S. Treasury Regulations promulgated thereunder, judicial authorities and published positions of the Internal Revenue Service (the “IRS”), all as currently in effect, and all of which are subject to change or differing interpretations, possibly with retroactive effect, and any such change or differing interpretation could affect the accuracy of the statements and conclusions set forth herein.
This discussion is for general information purposes only and does not address all of the U.S. federal income tax consequences and considerations that may be relevant to a particular holder in light of such holder’s particular facts and circumstances, and does not apply to holders that are subject to special treatment under U.S. federal income tax laws, such as, for example, banks or other financial institutions; insurance companies, regulated investment companies, real estate investment trusts or mutual funds; holders subject to the alternative minimum tax; certain former citizens or former long-term residents of the United States; U.S. holders having a “functional currency” other than the U.S. dollar; tax-exempt organizations; holders that exercise dissenters’ rights; dealers in securities or currencies; entities or arrangements treated as partnerships for U.S. federal income tax purposes or other flow-through entities (or investors therein); retirement plans, individual retirement accounts or other tax-deferred accounts; traders in securities that elect to use a mark to market method of accounting; holders that hold (or that held, directly or constructively, at any time during the five-year period ending on the date of the disposition of such holder’s ADES common stock pursuant to the ADES Merger) 5% or more of the outstanding ADES common stock, directly or constructively; holders that hold shares of ADES common stock as part of a straddle, hedge, constructive sale, or conversion transaction or other integrated or risk reduction transaction; “controlled foreign corporations”; “passive foreign investment companies”; and stockholders that acquired their shares of ADES common stock through the exercise of an employee stock option or otherwise as compensation or through a tax-qualified retirement plan.
This discussion does not address any tax consequences of the ADES Merger under U.S. federal tax laws other than those pertaining to the income tax, nor does it address any considerations under any state, local or foreign tax laws or any tax considerations arising under the Medicare contribution tax on net investment income. This discussion also does not address any withholding considerations under the Foreign Account Tax Compliance Act of 2010 (including the U.S. Treasury Regulations issued thereunder and intergovernmental agreements entered into pursuant thereto or in connection therewith). No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences set forth below.
If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of ADES common stock, the tax treatment of a person treated as a partner in such partnership for U.S. federal income tax purposes generally will depend upon the status of the partner and the activities of the partnership. Such partnerships and partners in such partnerships should consult their tax advisors about the tax consequences of the ADES Merger to them.
All holders are urged to consult with their tax advisors as to the specific tax consequences of the Transactions to them in light of their particular facts and circumstances, including the applicability and effect of any U.S. federal, state, local, foreign or other tax laws.
For purposes of this discussion, the term “U.S. holder” means a beneficial owner of ADES common stock that for U.S. federal income tax purposes is:
•    an individual who is a citizen or resident of the United States;
•    a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any State thereof or the District of Columbia;
•    an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•    a trust, (1) if a court within the United States is able to exercise primary supervision over the trust’s administration and U.S. persons have the authority to control all substantial decisions of the trust or (2) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.
For purposes of this discussion, the term “non-U.S. holder” means a beneficial owner of shares of ADES common stock that is neither a U.S. holder nor a partnership for U.S. federal income tax purposes.
U.S. Federal Income Tax Consequences of the ADES Merger Generally
Assuming that the Transactions will be completed as currently contemplated, ADES and Arq intend for (and have agreed to use their respective reasonable best efforts to cause) the ADES Merger, taken together with the Arq Share Acquisition and PIPE Investment, to qualify as a transaction described in Section 351 of the Code. However, it is not a condition to ADES’ obligation or Arq’s obligation to complete the Transactions in a manner such that the ADES Merger, Arq Share Acquisition and PIPE Investment, taken together, so qualify, or that ADES and Arq receive an opinion of counsel to that effect.
ADES will not request a ruling from the IRS regarding, and as a result, no assurance can be given that the IRS will not challenge, the treatment of the ADES Merger, Arq Share Acquisition and PIPE Investment, taken together, as a transaction described in Section 351 of the Code, or that a court would not sustain such a challenge. If the IRS were to challenge such treatment successfully, the tax consequences would differ from those set forth in this proxy statement/prospectus and holders of ADES common stock could be subject to U.S. federal income tax upon the receipt of New ADES common stock or New ADES common stock and cash in the ADES Merger.
The remainder of this discussion proceeds on the basis that the ADES Merger, Arq Share Acquisition and PIPE Investment, taken together, will qualify as a transaction described in Section 351 of the Code. The discussion assumes that Section 304 of the Code is not applicable to the ADES Merger because ADES shareholders who, in the aggregate, owned stock possessing at least 50% of the total combined voting power of all shares of ADES, will not also own at least 50% of the total combined voting power of New ADES following the Transactions. Holders should consult their own tax advisors regarding the possibility and consequences of the application of Section 304 of the Code to them.
U.S. Federal Income Tax Consequences to U.S. Holders
In General
The U.S. federal income tax consequences of the ADES Merger to U.S. holders of ADES common stock generally are as follows:
•    a U.S. holder that elects to receive a combination of New ADES common stock and cash in exchange for shares of ADES common stock pursuant to the ADES Merger generally will recognize gain, but not loss, in an amount equal to the lesser of (1) the excess of the sum of the fair market value of New ADES common stock and cash received over such U.S. holder’s tax basis in the ADES common stock surrendered and (2) the amount of cash received by such U.S. holder;
•    a U.S. holder that elects to receive only shares of New ADES common stock in exchange for shares of ADES common stock pursuant to the ADES Merger will not recognize gain or loss;
•    the aggregate tax basis of the shares of New ADES common stock received pursuant to the ADES Merger will be the same as the aggregate tax basis of the shares of ADES common stock surrendered in exchange therefor, decreased by the amount of cash received, and increased by the amount of gain recognized on the exchange; and
•    the holding period of the New ADES common stock received pursuant to the ADES Merger will include the holding period of the shares of ADES common stock surrendered in exchange therefor.

If a U.S. holder acquired different blocks of shares of ADES common stock at different times or at different prices, any gain or loss must be determined separately with respect to each block of shares of ADES common stock that is surrendered in the exchange, and such U.S. holder may not offset a loss on one block of the shares against gain recognized on another block of the shares. Any such gain recognized by such U.S. holder will generally be treated as capital gain and will be long-term capital gain if such U.S. holder’s holding period for shares of ADES common stock that are surrendered in the exchange is more than one year as of the effective time of the ADES Merger. Long-term capital gains of certain non-corporate holders, including individuals, are generally taxed at preferential rates.
Receipt of Cash in Lieu of Fractional Shares
If a U.S. holder receives cash in lieu of a fractional share of New ADES common stock, the U.S. holder will generally be treated as having received such fractional share of New ADES common stock pursuant to the ADES Merger and then as having received cash in exchange for such fractional share of New ADES common stock. As a result, the U.S. holder will generally recognize gain or loss equal to the difference between the amount of cash received in lieu of a fractional share and the U.S. holder’s basis in the fractional share of New ADES common stock as set forth above. Such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if, as of the effective time, the U.S. holder’s holding period for such fractional share (including the holding period of shares of ADES common stock surrendered therefor) exceeds one year. Long-term capital gains of certain non-corporate holders, including individuals, are generally taxed at preferential rates. The deductibility of capital losses is subject to limitations.
U.S. Federal Income Tax Consequences to Non-U.S. Holders
The U.S. federal income tax consequences of the ADES Merger to non-U.S. holders that receive shares of New ADES common stock or a combination of shares of New ADES common stock and cash in exchange for shares of ADES common stock pursuant to the ADES Merger generally will be the same as those described above for U.S. holders, except that a non-U.S. holder generally will not be subject to U.S. federal income tax or withholding tax on any gain realized in connection with the ADES Merger unless:
•    such gain is effectively connected with such non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment of such non-U.S. holder in the United States); or
•    such non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year in which the gain is realized and certain other conditions are met.
Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in the same manner as if such non-U.S. holder were a U.S. person. A non-U.S. holder that is a corporation also may be subject to an additional branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on its “effectively connected earnings and profits” for the taxable year, subject to certain adjustments.
Gain described in the second bullet point above will be subject to U.S. federal income tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty), but may be offset by U.S.-source capital losses, if any, of the non-U.S. holder.
Backup Withholding and Information Reporting
Payments of cash to a holder in the ADES Merger may, under certain circumstances, be subject to information reporting and backup withholding, unless the holder provides proof of an applicable exemption or furnishes its taxpayer identification number, and otherwise complies with all applicable requirements of the backup withholding rules. Certain holders (such as corporations and non-U.S. holders) are exempt from backup withholding.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or credit against a holder’s U.S. federal income tax liability, if any, provided the required information is timely furnished to the IRS. Non-U.S. holders may be required to comply with certification requirements and identification procedures in order to establish an exemption from backup withholding.

COMPARISON OF RIGHTS OF STOCKHOLDERS
ADES and New ADES are each organized under the laws of the State of Delaware. If the Transactions are consummated, the ADES stockholders will become stockholders of New ADES. After giving effect to the Transactions, the rights of stockholders of New ADES and the relative powers of the New ADES Board will continue to be governed by Delaware law and by the New ADES Charter and New ADES Bylaws. Each New ADES Share will be issued pursuant to, and will carry with it the rights and obligations set forth in, the New ADES Charter. This section summarizes material differences between the rights of ADES stockholders before consummation of the Transactions and the rights of New ADES stockholders after consummation of the Transactions. These differences in stockholder rights result from the differences between the respective organizational documents of ADES and New ADES.
The following summary does not include a description of rights or obligations under the U.S. federal securities laws or relevant Nasdaq listing requirements or standards.
The following summary is not a complete statement of the rights of the ADES stockholders or the New ADES stockholders or a complete description of the specific provisions referred to below. The identification of specific differences is not intended to indicate that other equally significant or more significant differences do not exist. This summary is qualified in its entirety by reference to the DGCL and ADES’ and New ADES’ organizational documents, which you are urged to read carefully.
The forms of the New ADES Charter and the New ADES Bylaws are attached hereto as Exhibit 3.1 and Exhibit 3.2 of this proxy statement/prospectus and are incorporated herein by reference. For additional information, please see the section entitled “Where You Can Find More Information” of this proxy statement/prospectus.

ADES	New ADES
Authorized Share Capital
ADES has authority to issue 100,000,000 shares of common stock, par value $0.001 per share, and 50,000,000 shares of preferred stock, par value $0.001 per share. No preferred stock is issued or outstanding.	New ADES has authority to issue 125,000,000 shares of common stock, par value $0.001 per share, and 50,000,000 shares of preferred stock, par value $0.001 per share. No preferred stock is issued or outstanding.
Structure of Board of Directors
ADES’ bylaws provide that there will be no less than one or more than 15 members of the board of directors.
New ADES’ bylaws provide that there will be no less than one or more than 15 members of the board of directors.
The Transaction Agreement provides that, prior to the effective time of the merger, New ADES will elect a seven person board of directors, three of whom will be Arq designees (one of whom shall be the chairman), three of whom will be ADES designees and one of whom shall be mutually designated by ADES and Arq.

Nomination and Appointment of Directors
ADES’ bylaws provide that nominations for new directors will be provided to the secretary of ADES and will include (i) the name, age, business address and residence of each nominee, (ii) the principal occupation or employment of each nominee, (iii) the number of shares of capital stock of ADES that are owned of record and beneficiary by each nominee (if any), (iv) such other information concerning each such nominee as would be required to be disclosed in a proxy statement soliciting proxies for the election of such nominee as a director in an election contest (even if an election contest is not involved) or that is otherwise required to be disclosed under Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder and (v) the consent of the nominee to being named in the proxy statement as a nominee and to be serving as a director if elected.
ADES’ bylaws provide that in a contested election, director elections shall be determined by a plurality of votes cast.

New ADES’ bylaws provide that nominations for new directors will be provided to the secretary of New ADES and will include (i) the name, age, business address and residence of each nominee (and shall not include a greater number of nominees than the number of directors to be elected at the meeting), (ii) the principal occupation or employment of each nominee, (iii) the number of shares of capital stock of New ADES that are owned of record and beneficiary by each nominee (if any), (iv) such other information concerning each such nominee as would be required to be disclosed in a proxy statement soliciting proxies for the election of such nominee as a director in an election contest (even if an election contest is not involved) or that is otherwise required to be disclosed under Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder, (v) the consent of the nominee to being named in New ADES’ proxy materials and form of proxy as a nominee, and a representation by such nominee that he or she will serve a full term if elected and (vi) all completed and signed questionnaires provided by New ADES (which will be provided by New ADES within 10 days following a request therefor by a stockholder seeking to nominate nominees).
New ADES’ bylaws provide that new directors are elected if the votes cast for such nominee’s election exceed the votes cast against such nominee’s election; provided that in a contested election, director elections shall be determined by a plurality of votes cast.

Removal of Directors and Vacancies
The DGCL provides that a director may be removed, with or without cause, by the holders of a majority of the shares entitled to vote at an election of directors.
The bylaws of both ADES and New ADES provide that newly created directorships resulting from an increase in the authorized number of directors and any vacancies occurring in the board of directors, may be filled by the affirmative votes of a majority of the remaining members of the board of directors, although less than a quorum. A director so elected shall hold office until the earlier of the expiration of the term of office of the director whom he or she has replaced, a successor is duly elected and qualified or the earlier of such director’s death, resignation or removal.

Annual Meetings of Stockholders
The bylaws of both ADES and New ADES provide that annual meetings of the stockholders for the election of directors and for the transaction of such other business as may properly come before the meeting shall be held at such date, time and place, if any, as are determined by the board of directors and stated in the notice of the meeting.

Special Meetings of Stockholders
ADES’ bylaws provide that special meetings of stockholders for any purpose or purposes may be called pursuant to a resolution approved by the board of directors or by the holders of shares entitled to cast not less than 20% of the votes at the meeting, and shall be held at such place, on such date, and at such time as the board of directors shall fix.	New ADES’ certificate of incorporation and bylaws provide that special meetings of stockholders for any purpose or purposes may be called only pursuant to a resolution approved by the board of directors or by the secretary of New ADES at the request of the person who own or beneficially own shares entitled to cast not less than 20% of the votes at the meeting, and such meeting shall be held at such place, if any, on such date, and at such time as the board of directors shall fix.
Notice of Stockholder Meetings
The bylaws of both ADES and New ADES provide that notice of the place, if any, date, hour, the record date for determining the stockholders entitled to vote at the meeting (if such date is different from the record date for stockholders entitled to notice of the meeting) and means of remote communication, if any, of every meeting of stockholders shall be given not less than ten days nor more than 60 days before such meeting (unless a different time is specified by law) to every stockholder entitled to vote at the meeting as of the record date for determining the stockholders entitled to notice of the meeting and that notices of special meetings shall also specify the purpose or purposes for which the meeting has been called.
Action by Written Consent
The bylaws of both ADES and New ADES provide that any action to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents, setting forth the action to be so taken, are signed by all of the holders of outstanding stock entitled to vote with respect to the subject matter thereof and delivered to the corporation.

Certain Business Combinations
ADES	New ADES
ADES’ certificate of incorporation elects not to be governed by Section 203 of the DGCL.
ADES’ certificate of incorporation instead contains provisions requiring certain business combinations to be approved by the affirmative vote of the holders of at least a majority of the voting power of the then outstanding voting stock, voting together as a single class, including the affirmative vote of the holders of at least a majority of the voting power of the then outstanding voting stock not owned directly or indirectly by any interested stockholder (i.e. a person who owns 10% or more of ADES’ outstanding voting stock) or any affiliate of an interested stockholder. Subject to some exceptions set forth in the certificate of incorporation, such affirmative vote shall be required notwithstanding the fact that no vote may be required, or that a lesser percentage may be permitted, by applicable law or in any agreement with any national securities exchange or otherwise.

New ADES’ certificate of incorporation elects not to be governed by Section 203 of the DGCL.
New ADES’ certificate of incorporation instead contains provisions prohibiting any business combination (subject to certain exceptions set forth in the certificate of incorporation) with any interested stockholder (i.e. a person who owns 15% or more of New ADES’ outstanding voting stock) for a period of three years following the time that such stockholder became an interested stockholder, unless (i) prior to such time, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; or, (b) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of New ADES outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (1) persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by consent, by the affirmative vote of at least 66⅔% of the outstanding voting stock of New ADES which is not owned by the interested stockholder.
The certificate of incorporation of New ADES specifically excludes certain York entities from the definition of interested stockholder.

Stockholder Proposals
The ADES bylaws provide that for business (including, but not limited to, director nominations) to be properly brought before an annual meeting by a stockholder, the stockholder or stockholders of record intending to propose the business (the “Proposing Stockholder”) must have given timely notice thereof pursuant to the bylaws in writing to the secretary of ADES even if such matter is already the subject of any notice to the stockholders or public disclosure from the board of directors. To be timely, a Proposing Stockholder’s notice must be delivered to or mailed and received at the principal executive offices of ADES in the case of an annual meeting of the stockholders, not less than 120 calendar days in advance of the date specified in ADES’ proxy statement released to stockholders in connection with the previous year’s annual meeting of stockholders; provided, however, that if no annual meeting was held in the previous year or the date of the annual meeting has been changed by more than 30 days from the date on which the previous year’s annual meeting was held, notice by the stockholder to be timely must be so received not later than the close of business on the later of 120 calendar days in advance of such annual meeting or 10 calendar days following the date of Public Disclosure of the date of such meeting. In no event shall the public disclosure of an adjournment or postponement of an annual meeting commence a new notice time period (or extend any notice time period).	The New ADES bylaws provide that for business (including, but not limited to, director nominations) to be properly brought before an annual meeting by a stockholder, the stockholder or stockholders of record intending to propose the business must have given timely notice thereof pursuant to the bylaws in writing to the secretary of New ADES even if such matter is already the subject of any notice to the stockholders or public disclosure from the board of directors. To be timely, a stockholder’s notice must be delivered to or mailed and received at the principal executive offices of New ADES in the case of an annual meeting of the stockholders, not less than 120 calendar days or more than 150 calendar days prior to the one-year anniversary of the previous year’s annual meeting of stockholders; provided, however, that if no annual meeting was held or deemed to have been held in the previous year or the date of the annual meeting has been changed by more than 30 days from the date on which the previous year’s annual meeting was held, notice by the stockholder to be timely must be so received not later than the close of business on the later of 120 calendar days in advance of such annual meeting or 10 calendar days following the date of public disclosure of the date of such meeting. For purposes of the foregoing, the 2022 annual meeting of stockholders shall be deemed to have been held on June 15. In no event shall the public disclosure of an adjournment or postponement of an annual meeting commence a new notice time period (or extend any notice time period). If the number of directors to be elected to the board of directors at an annual meeting is increased and there is no public disclosure by New ADES naming all of the nominees for director or specifying the size of the increased board of directors at least 10 days prior to the last day a stockholder may deliver a notice in accordance with the preceding provisions, then a stockholder’s notice shall be considered timely, but only with respect to nominees for any new positions created by such increase, if it is received by the secretary not later than the tenth calendar day following the day on which such public disclosure first made by New ADES. To be considered timely, any notices or other information required to be delivered or submitted pursuant to the bylaws must be received by New ADES before the close of business of the designated day at the principal executive offices of New ADES.

Amendments of Organizational Documents
The DGCL provides that an amendment to a corporation's certificate of incorporation requires (i) the approval of the board of directors, (ii) the approval of a majority of the outstanding stock entitled to vote upon the proposed amendment and (iii) the approval of the holders of a majority of the outstanding stock of each class entitled to vote thereon as a class.
The bylaws of both ADES and New ADES provide that bylaws may be amended, altered, changed, adopted and repealed or new bylaws adopted by the board of directors by a majority vote. The stockholders may make additional bylaws and may alter and repeal any bylaws whether such bylaws were originally adopted by them or otherwise only to the extent required or permitted by the certificate of incorporation.

Indemnification of Directors and Officers
The bylaws of both ADES and new ADES provide that the corporation is only authorized to provide indemnification to present or former directors or officers after a determination to do so (i) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (ii) by a committee of such directors designated by a majority vote of such directors, even though less than a quorum, or (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (iv) by the stockholders.
If a determination to provide indemnification is made, then to the fullest extent permitted by applicable law, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that such person is or was a director or officer of the corporation, or is or was a director or officer of the corporation serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Limitation on Liability of Directors
ADES	New ADES
The certificate of incorporation of ADES provides that to the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or to its stockholders for monetary damages for any breach of fiduciary duty as a director. No amendment to, modification of or repeal of this provision shall apply to or have any effect on the liability or alleged liability of any director of ADES for or with respect to any acts or omissions of such by a director occurring prior to such amendment.	The certificate of incorporation of New ADES provides that to the fullest extent permitted by the DGCL as the same exists or as may hereafter be amended, no director of New ADES shall be personally liable to New ADES or its stockholders for monetary damages for breach of fiduciary duty as a director. Any amendment, repeal or elimination of this provision or the adoption of any provision of the certificate of incorporation inconsistent with this provision, shall not affect its application with respect to an act or omission by a director occurring before such amendment, adoption, repeal or elimination, subject to certain carveouts.
Dividends
The bylaws of both ADES and New ADES provide that, subject to applicable law, dividends upon the shares of capital stock of the corporation may be declared by the board of directors at any regular or special meeting of the board of directors. Dividends may be paid in cash, in property or in shares of stock of the corporation, unless otherwise provided by applicable law.

Exclusive Forum
ADES	New ADES
Neither ADES’ certificate of formation nor its bylaws contain any restrictions with respect to the venue in which a shareholder may bring an action.
New ADES’ certificate of incorporation provides that unless New ADES consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware does not have jurisdiction, the Superior Court of the State of Delaware, or, if the Superior Court of the State of Delaware also does not have jurisdiction, the United States District Court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of New ADES; (ii) any action asserting a claim that is based upon a breach of a fiduciary duty owed by, or other wrongdoing by, any current or former director, officer, stockholder, employee or agent of New ADES to New ADES or New ADES’ stockholders; (iii) any action asserting a claim arising pursuant to any provision of the DGCL, the certificate of incorporation or the bylaws of New ADES or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; (iv) any action to interpret, apply, enforce or determine the validity of the certificate of incorporation or the bylaws of New ADES; (v) any action asserting a claim governed by the internal affairs doctrine; or (vi) any action asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL, as amended from time to time; provided that this sentence shall not apply to a cause of action arising under the Exchange Act or the rules and regulations promulgated thereunder.
The certificate of incorporation of New ADES also provides that unless New ADES consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any cause of action arising under the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.

NO APPRAISAL RIGHTS FOR ADES STOCKHOLDERS
Appraisal rights are statutory rights under the DGCL that enable stockholders who object to certain extraordinary transactions to demand that the corporation pay such stockholders the fair value of their shares instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction. However, appraisal rights are not available in all circumstances. Appraisal rights are not available to ADES stockholders in connection with the ADES Merger or the Transactions. See the section entitled “The ADES Special Meeting—Methods of Voting.”
LEGAL MATTERS
The legality of the New ADES Shares issuable in the Transactions will be passed upon for New ADES by Gibson, Dunn & Crutcher LLP.
Certain U.S. federal income tax consequences relating to the ADES Merger will also be passed upon for New ADES by Gibson, Dunn & Crutcher LLP.
EXPERTS
The consolidated financial statements of Advanced Emissions Solutions, Inc. and subsidiaries included in this proxy statement/prospectus, have been audited by Moss Adams, LLP, an independent registered public accounting firm, as stated in their report included herein. Such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
The consolidated financial statements of Arq Limited as of 31 December 2021 and 2020, and for each of the two years in the period ended 31 December 2021, appearing in this registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Arq Limited's ability to continue as a going concern as described in Note 2 to the consolidated financial statements) appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
The consolidated financial statements of Tinuum Group, LLC and subsidiaries included in this proxy statement/prospectus have been audited by Moss Adams, LLP, independent auditors, as stated in their report (which report expresses an unmodified opinion and includes an emphasis of matter paragraph regarding going concern), included herein. Such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION
ADES files annual, quarterly and current reports, proxy statements and other information with the SEC. ADES’ SEC filings are available to the public over the Internet at the SEC’s website at www.sec.gov. ADES common stock is listed on Nasdaq under the symbol “ADES” and the reports and other information filed by ADES with the SEC are also available at ADES Internet website (www.advancedemissionssolutions.com). We have included the web addresses of the SEC and ADES as inactive textual references only. Information on those websites is not part of this proxy statement/prospectus.
New ADES has filed with the SEC a registration statement on Form S-4 to register the New ADES Shares to be issued in the Transactions. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of New ADES, in addition to being a proxy statement of ADES for the ADES Special Meeting. As allowed by SEC rules, this proxy statement/prospectus does not contain all of the information you can find in the registration statement or the annexes to the registration statement.
You can obtain a copy of the registration statement on Form S-4 and any of the documents publicly filed by ADES with the SEC from the SEC, through the SEC’s website at the address described above. You may also request copies of this proxy statement/prospectus and other information concerning ADES, without charge, by written or telephonic request directed to:
Advanced Emissions Solutions, Inc.
8051 E. Maplewood Ave.
Ste. 210
Greenwood Village, Colorado 80111
(720) 598-7200
Attention: Corporate Secretary

D.F. King & Co., Inc.
48 Wall Street
New York, New York 10005
Stockholders call toll-free: (800) 755-7250
Banks and brokers call: (212) 269-5550
By Email: ADES@dfking.com
THIS PROXY STATEMENT/PROSPECTUS IS DATED AS OF THE DATE ON THE COVER HEREOF. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE AND THE MAILING OF THIS PROXY STATEMENT/PROSPECTUS TO ADES STOCKHOLDERS DOES NOT CREATE ANY IMPLICATION TO THE CONTRARY.

INDEX TO THE FINANCIAL STATEMENTS OF ADVANCED EMISSIONS SOLUTIONS, INC.

Page
Audited Consolidated Financial Statements of Advanced Emissions Solutions, Inc. as of December 31, 2021 and 2020 and for each of the years in the two-year period ended December 31, 2021:
Report of Independent Registered Public Accounting Firm (Moss Adam LLP, Denver, Colorado, PCAOB ID: 659)	F-2
Consolidated Balance Sheets as of December 31, 2021 and 2020	F-4
Consolidated Statements of Operations for the years ended December 31, 2021 and 2020	F-5
Consolidated Statements of Changes in Stockholders’ Equity for the years ended December 31, 2021 and 2020	F-6
Consolidated Statements of Cash Flows for the years ended December 31, 2021 and 2020	F-7
Notes to Consolidated Financial Statements	F-9

See “Where You Can Find More Information” beginning on page 214 on this proxy statement/prospectus.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of
Advanced Emissions Solutions, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Advanced Emissions Solutions, Inc. and subsidiaries (the "Company") as of December 31, 2021 and 2020, the related consolidated statements of operations, changes in stockholders’ equity and cash flows for the years then ended, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2021 and 2020, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Income Taxes – Realizability of Deferred Tax Assets

As described in Notes 1 and 18 to the consolidated financial statements, the Company recognizes deferred income taxes for the effects of temporary differences between the tax basis of an asset or liability and their reported amounts in the accompanying consolidated balance sheet. These temporary differences result in taxable or deductible amounts in future years. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount that is more likely than not to be realized. As of December 31, 2021, the Company concluded it is more likely than not that the Company will not generate sufficient taxable income within the applicable net operating loss and tax credit carry-forward periods to realize any of its net deferred tax assets, which resulted in a valuation allowance of $87.5 million.

We identified the realizability of deferred tax assets as a critical audit matter due to the Company’s tax structure and the significant judgments and estimates made by management to determine that sufficient taxable income will not be generated to realize a portion of deferred tax assets prior to expiration. This required a high degree of auditor judgment and an increased extent of effort when performing audit procedures to evaluate management’s estimates of taxable income prior to expiration.

The primary procedures we performed to address this critical audit matter included:

•Recalculating the mathematical accuracy of management’s accounting for the previously described taxes, which included supporting calculations, schedules, and reconciliations.
•Reading and evaluating management’s documentation of the accounting for income taxes, including their analysis of the valuation allowance. This includes relevant significant accounting policies, and information obtained by management from third party tax specialists which details management’s basis for the accounting and impact to the consolidated financial statements, inclusive of relevant positive and negative evidence available and utilized in performing the analysis.
•Obtaining and evaluating the supporting tax analyses and documentation prepared by management as a framework and initial support for audit procedures. This includes gaining an understanding of the Company’s estimation process, the Company’s deferred tax calculations, which also integrates management’s analysis of valuation allowances, current tax expenses (benefits), and IRC Section 45 credits.
•Consulting with internal tax specialists in evaluating management’s calculation of its provision for income taxes and that the significant judgments used were applied consistently with the tax code.
•Evaluating whether significant estimates and judgments used were consistent with past performance related to said estimates, the consistency of future forecasts and projections based on current operating and market conditions and future expectations, and that all were consistent with evidence obtained in procedures performed in other areas of the audit.
•Evaluating the adequacy of the Company’s disclosure in Notes 1 and 18 in relation to the income taxes.

/s/ Moss Adams LLP

Denver, Colorado
March 8, 2022

We have served as the Company’s auditor since 2017.

Advanced Emissions Solutions, Inc. and Subsidiaries
Consolidated Balance Sheets

	As of December 31,
(in thousands, except share data)	2021	2020
ASSETS
Current assets:
Cash, cash equivalents and restricted cast	$78,753	$30,932
Receivables, net	12,622	13,125
Receivables, related party	2,481	3,453
Inventories, net	7,850	9,882
Prepaid expenses and other current assets	6,661	4,597
Total current assets	108,367	61,989
Restricted cash, long-term	10,027	5,000
Property, plant and equipment, net of accumulated depreciation of $7,684 and $3,340, respectively	30,171	29,433
Intangible assets, net	1,237	1,964
Equity method investments	2,391	7,692
Deferred tax assets, net	—	10,604
Other long-term assets, net	33,243	29,989
Total Assets	$185,436	$146,671
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$10,009	$7,849
Accrued payroll and related liabilities	6,477	3,257
Current portion of long-term debt	1,011	18,441
Other current liabilities	5,124	12,996
Total current liabilities	22,621	42,543
Long-term debt, net of current portion	3,152	5,445
Other long-term liabilities	12,362	13,473
Total Liabilities	38,135	61,461
Commitments and contingencies (Note 14)
Stockholders’ equity:
Preferred stock: par value of $.001 per share, 50,000,000 shares authorized, none outstanding	—	—
Common stock: par value of $.001 per share, 100,000,000 shares authorized, 23,460,212 and 23,141,284 shares issued and 18,842,066 and 18,523,138 shares outstanding at December 31, 2021 and 2020, respectively	23	23
Treasury stock, at cost: 4,618,146 and 4,618,146 shares as of December 31, 2021 and 2020, respectively	(47,692)	(47,692)
Additional paid-in capital	102,106	100,425
Retained earnings	92,864	32,454
Total stockholders’ equity	147,301	85,210
Total Liabilities and Stockholders’ equity	$185,436	$146,671
See Notes to the Consolidated Financial Statements.

Advanced Emissions Solutions, Inc. and Subsidiaries
Consolidated Statements of Operations

	Years Ended December 31,
(in thousands, except per share data)	2021	2020
Revenues:
Consumables	$85,882	$53,908
License royalties, related party	14,368	13,440
Other	44	15
Total revenues	100,294	67,363
Operating expenses:
Consumables cost of revenues, exclusive of depreciation and amortization	65,576	50,962
Other cost of revenues, exclusive of depreciation and amortization	—	(563)
Payroll and benefits	11,315	10,621
Legal and professional fees	6,260	5,585
General and administrative	7,060	8,228
Depreciation, amortization, depletion and accretion	7,933	8,537
Gain on change in estimate, asset retirement obligation	(2,702)	—
Impairment of long-lived assets	—	26,103
Gain on settlement	—	(1,129)
Total operating expenses	95,442	108,344
Operating income (loss)	4,852	(40,981)
Other income (expense):
Earnings from equity method investments	68,726	30,978
Gain on extinguishment of debt	3,345	—
Interest expense	(1,490)	(3,920)
Other	640	132
Total other income	71,221	27,190
Income (loss) before income tax expense	76,073	(13,791)
Income tax expense	15,672	6,511
Net income (loss)	$60,401	$(20,302)
Earnings (loss) per common share (Note 1):
Basic	$3.31	$(1.12)
Diluted	$3.27	$(1.12)
Weighted-average number of common shares outstanding:
Basic	18,258	18,044
Diluted	18,461	18,044
See Notes to the Consolidated Financial Statements.

Advanced Emissions Solutions, Inc. and Subsidiaries
Consolidated Statements of Changes in Stockholders’ Equity

	Common Stock		Treasury Stock
(in thousands, except share data)	Shares	Amount	Shares	Amount	Additional Paid-in Capital	Retained Earnings/(Accumulated Deficit)	Total Stockholders’ Equity
Balances, January 1, 2020	22,960,157	$23	(4,597,533)	$(47,533)	$98,466	$57,336	$108,292
Stock-based compensation	278,910	—	—	—	2,496	—	2,496
Repurchase of common shares to satisfy tax withholdings	(97,783)	—	—	—	(537)	—	(537)
Cash dividends declared on common stock	—	—	—	—	—	(4,580)	(4,580)
Repurchase of common shares	—	—	(20,613)	(159)	—	—	(159)
Net loss	—	—	—	—	—	(20,302)	(20,302)
Balances, December 31, 2020	23,141,284	$23	(4,618,146)	$(47,692)	$100,425	$32,454	$85,210
Stock-based compensation	364,657	—	—	—	1,927	—	1,927
Repurchase of common shares to satisfy tax withholdings	(45,729)	—	—	—	(246)	—	(246)
Accrued dividends cancelled on common stock	—	—	—	—	—	9	9
Net income	—	—	—	—	—	60,401	60,401
Balances, December 31, 2021	23,460,212	$23	(4,618,146)	$(47,692)	$102,106	$92,864	$147,301
See Notes to the Consolidated Financial Statements.

Advanced Emissions Solutions, Inc. and Subsidiaries
Consolidated Statements of Cash Flows

	Years Ended December 31,
(in thousands)	2021	2020
Cash flows from operating activities
Net income (loss)	$60,401	$(20,302)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Deferred income tax expense	10,604	3,491
Depreciation, amortization, depletion and accretion	7,933	8,537
Amortization of debt discount and debt issuance costs	945	1,418
Operating lease expense	2,038	3,559
Gain on extinguishment of debt	(3,345)	—
Gain on change in estimate, asset retirement obligation	(2,702)	—
Impairment of long-lived assets	—	26,103
Gain on settlement	—	(1,129)
Recovery of accounts receivable and other receivables	(36)	(990)
Stock-based compensation expense	1,927	2,496
Earnings from equity method investments	(68,726)	(30,978)
Other non-cash items, net	(173)	192
Changes in operating assets and liabilities, net of effects of acquired businesses:
Receivables, net	540	(2,541)
Related party receivables	972	794
Prepaid expenses and other current assets	(2,064)	3,234
Inventories, net	1,394	4,748
Other long-term assets, net	1,838	(1,005)
Accounts payable	1,977	(196)
Accrued payroll and related liabilities	3,220	233
Other current liabilities	(8,279)	(520)
Operating lease liabilities	(2,764)	(2,200)
Other long-term liabilities	(2,645)	(3,337)
Distributions from equity method investees, return on investment	22,944	62,441
Net cash provided by operating activities	25,999	54,048

	Years Ended December 31,
(in thousands)	2021	2020
Cash flows from investing activities
Distributions from equity method investees in excess of cumulative earnings	$51,082	$—
Acquisition of property, equipment and intangible assets, net	(6,201)	(6,685)
Mine development costs	(1,398)	(781)
Proceeds from sale of property and equipment	895	—
Net cash provided by (used in) investing activities	44,378	(7,466)
Cash flows from financing activities
Principal payments on term loan	(16,000)	(24,000)
Principal payments on finance lease obligations	(1,190)	(1,360)
Dividends paid	(93)	(4,979)
Borrowings from Paycheck Protection Program Loan	—	3,305
Repurchase of shares to satisfy tax withholdings	(246)	(537)
Repurchase of common shares	—	(159)
Net cash used in financing activities	(17,529)	(27,730)
Increase in Cash, Cash Equivalents and Restricted Cash	52,848	18,852
Cash, Cash Equivalents and Restricted Cash, beginning of year	35,932	17,080
Cash, Cash Equivalents and Restricted Cash, end of year	$88,780	$35,932
Supplemental disclosure of cash flow information:
Cash paid for interest	$524	$2,489
Cash paid (received) for income taxes	$8,882	$(84)
Supplemental disclosure of non-cash investing and financing activities:
Change in accrued purchases for property and equipment	$183	$—
Change in asset retirement obligation	$121	$421
Acquisition of property and equipment under finance lease	$—	$158
Dividends payable	$—	$32
See Notes to the Consolidated Financial Statements.

Note 1 - Summary of Operations and Significant Accounting Policies
Nature of Operations
Advanced Emissions Solutions, Inc. ("ADES" or the "Company") is a Delaware corporation with its principal office located in Greenwood Village, Colorado and operations located in Louisiana. The Company is principally engaged in the sale of consumable air and water treatment options including activated carbon ("AC") and chemical technologies. The Company's proprietary technologies in the advanced purification technologies ("APT") market enable customers to reduce air and water contaminants, including mercury and other pollutants, to maximize utilization levels and to improve operating efficiencies to meet the challenges of existing and pending emission control regulations. Through its wholly-owned subsidiary, ADA Carbon Solutions, LLC ("Carbon Solutions"), the Company manufactures and sells AC used to capture and remove contaminants for coal-fired power plants, industrial and water treatment markets. Carbon Solutions also owns an associated lignite mine ("Five Forks Mine") that supplies the primary raw material for manufacturing AC.
Through its equity ownership in Tinuum Group, LLC ("Tinuum Group") and Tinuum Services, LLC ("Tinuum Services"), both of which are unconsolidated entities, the Company generates substantial earnings. Tinuum Group provides reduction of mercury and nitrogen oxide ("NOx") emissions at select coal-fired power generators through the production and sale of refined coal ("RC") that qualifies for tax credits ("Section 45 tax credits") under the Internal Revenue Code ("IRC") Section 45 - Production Tax Credit (the "Section 45 tax credit program"). The Company also earns royalties for technologies that are licensed to Tinuum Group and used at certain RC facilities to enhance combustion and reduced emissions of NOx and mercury from coal burned to generate electrical power. Tinuum Services operates and maintains the RC facilities under operating and maintenance agreements with Tinuum Group and owners or lessees of the RC facilities.
Effective December 31, 2021, the Section 45 tax credit program expired and, as a result, both Tinuum Group and Tinuum Services ceased operations and are winding down their respective businesses. Beginning in 2022, our equity earnings generated from both Tinuum Group and Tinuum Services are expected to be minimal. In addition, license royalties earned from Tinuum Group ceased as of December 31, 2021.
Principles of Consolidation
The Consolidated Financial Statements include accounts of wholly-owned subsidiaries and variable interest entities ("VIEs") in which the Company is the primary beneficiary. All significant intercompany balances and transactions have been eliminated in consolidation.
All investments in partially owned entities for which the Company has greater than 20% ownership are accounted for using the equity method based on the legal form of the Company's ownership percentage and are included in the Equity method investments line item in the Consolidated Balance Sheets. As of December 31, 2021, the Company holds equity interests of 42.5% and 50.0% in Tinuum Group and Tinuum Services, LLC ("Tinuum Services"), respectively.
Cash, cash equivalents and restricted cash
Cash and cash equivalents include bank deposits and other highly liquid investments purchased with an original maturity of three months or less.
Restricted cash primarily consists of a surety bond indemnification agreement (the "Surety Agreement") associated with reclamation of a mine. As of December 31, 2020, restricted cash also consisted of minimum cash balance requirements under a line of credit agreement (the "Line of Credit") with a bank (the "Lender"). Restricted cash is classified consistent with the underlying obligation.
Receivables, net
Receivables, net are recorded at net realizable value, which includes an appropriate allowance for estimated uncollectible amounts to reflect any loss anticipated on the receivables balances. Increases and decreases in the allowance for doubtful accounts are established based upon changes in the credit quality of receivables and are included as a component of the General and administrative line item in the Consolidated Statements of Operations. The allowance for doubtful accounts is based on historical experience, general economic conditions and the credit quality of specific accounts.

Inventories, net
Inventories, net are stated at the lower of average cost or net realizable value and consist principally of raw materials and finished goods related to the Company's AC and chemical product offerings. The cost of inventory is determined using the average cost method.
Inventories are periodically reviewed for both potential obsolescence and potential declines in anticipated selling prices. In this review, the Company makes assumptions about the future demand for and market value of the inventory and estimates the amount of any obsolete, unmarketable, slow moving or overvalued inventory. If applicable, the Company will write down the value of inventories by an amount equal to the difference between the cost of the inventory and its estimated net realizable value.
Additional details regarding Inventory balances are included in Note 9.
Intangible Assets
Intangible assets consist of patents, licensed technology, customer relationships, developed technologies and trade names.
The Company has developed technologies resulting in patents being granted by the U.S. Patent and Trademark Office or other regulatory offices. Legal costs associated with securing the patent are capitalized and amortized over the legal or useful life beginning on the patent filing date.
The following table details the components of the Company's intangible assets:

		As of December 31,
		2021		2020
(in thousands, except years)	Weighted Average Useful Life (in years)	Cost	Net of Accumulated Amortization	Cost(1)	Net of Accumulated Amortization
Customer relationships	5	$835	$470	$835	$713
Patents	15	1,454	426	1,306	733
Developed technology	5	607	341	607	518
Total		$2,896	$1,237	$2,748	$1,964
(1) As of December 31, 2020, cost was inclusive of the write down of intangibles to fair value based on the impairment charge taken during the year ended December 31, 2020 and further described in Note 6.
Included in the Consolidated Statements of Operations is amortization expense related to intangible assets of $0.9 million and $1.0 million for the years ended December 31, 2021 and 2020, respectively. The estimated future amortization expense for existing intangible assets as of December 31, 2021 is expected to be $0.2 million for each of the five succeeding fiscal years.
Investments
The investments in entities in which the Company does not have a controlling interest (financial or operating), but where it has the ability to exercise significant influence over operating and financial policies, are accounted for using the equity method of accounting. Whether or not the Company exercises significant influence with respect to an investee depends on an evaluation of several factors including, among others, representation on the investee company’s board of directors and the Company's ownership level. Under the equity method of accounting, an investee company’s financial statements are not consolidated in the Company’s Consolidated Balance Sheets and Consolidated Statements of Operations; however, the Company’s share of the earnings or losses of the investee company is reported in the "Earnings from equity method investments" line item in the Consolidated Statements of Operations, and the Company’s carrying value in an equity method investee company is reported in the "Equity method investments"line in the Consolidated Balance Sheets.
When the Company receives distributions in excess of the carrying value of the investment and has not guaranteed any obligations of the investee and/or is not required to provide additional funding to the investee, the Company recognizes such excess distributions as equity method earnings in the period the distributions occur. When the investee subsequently reports income, the Company does not record its share of such income until it equals the amount of distributions in excess of carrying value that were previously recognized in income. During the years ended December 31, 2021 and 2020, the Company had no guarantees or requirements to provide additional funding to investees.
Additionally, when the Company's carrying value in an equity method investment is zero, and the Company has not guaranteed any obligations of the investee and/or is not required to provide additional funding to the investee, the Company will not recognize its share of any reported losses by the investee until future earnings are generated to offset previously unrecognized losses. As a result, equity income or loss reported in the Company's Consolidated Statements of Operations for certain equity method investees may differ from a mathematical calculation of net income or loss attributable to its equity interest based on the percentage ownership of the Company's equity interest and the net income or loss attributable to equity owners as shown in the investee company's statements of operations. Likewise, distributions from equity method investees are reported in the Consolidated Statements of Cash Flows as "return on investment" in Operating cash flows until such time as the carrying value in an equity method investee company is reduced to zero; thereafter, such distributions are reported as "distributions in excess of cumulative earnings" in Investing cash flows. See Note 8 for additional information regarding the Company's equity method investments.
Investments in partially-owned subsidiaries for which the Company has less-than-20% ownership are accounted for in accordance with accounting guidance applicable to equity investments that do not qualify for the equity method of accounting. The Company evaluates these types of investments for changes in fair value and, if there is change, recognizes the change in the Consolidated Statement of Operations. If no such events or changes in circumstances have occurred related to these types of investments, the fair value is estimated only if practicable to do so.
Property, Plant and Equipment
Property, plant and equipment are stated at cost less accumulated depreciation and includes leasehold improvements. Depreciation on assets is computed using the straight-line method over the lesser of the estimated useful lives of the related assets or the lease term (ranging from 2 to 31 years). Maintenance and repairs that do not extend the useful life of the respective asset are charged to Operating expenses as incurred. When assets are retired, or otherwise disposed of, the property accounts are relieved of costs and accumulated depreciation and any resulting gain or loss is credited or charged to income. The Company performs an evaluation of the recoverability of the carrying value of property, plant and equipment to determine if facts and circumstances indicate that their carrying values may be impaired. Impairment charges are recorded to "Operating expenses" in the Consolidated Statements of Operations. Amortization of finance leased assets is included in depreciation expense and is calculated using the straight-line method over the term of the lease.
Leases
The Company records a right of use ("ROU") asset and related liability under a contract or part of a contract when it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control over the use of an identified asset occurs when an entity has both the right to obtain substantially all of the economic benefits from the use of an identified asset and the right to direct the use of that identified asset. The determination of whether a contract contains a lease may require significant assumptions and judgments.
For all classes of underlying assets, the Company does not separate nonlease components from lease components and accounts for each separate lease component and the nonlease components associated with that lease component as a single lease component. The Company records lease liabilities and related ROU assets for all leases that have a term of greater than one year. For short-term leases (leases with terms of less than one year), the Company expenses lease payments on a straight-line basis over the lease term.
Variable lease payments represent payments made by a lessee for the right to use an underlying asset that vary because of changes in facts or circumstances occurring after the commencement date of a lease other than the passage of time. Variable lease payments that are based on an index or rate, calculated by using the index or rate that exists on the lease commencement date, are included in the measurement of a lease liability. Certain of the Company’s operating leases for office facilities contain variable lease components that are not based on an index or rate, and the Company recognizes these payments as lease expense in the period in which the obligation for those payments is incurred.

The Company calculates lease liabilities based on the present value of lease payments discounted by the rate implicit in the lease or, if not readily determinable, the Company’s incremental borrowing rate.
Finance lease liabilities are subsequently measured by increasing the carrying amount to reflect interest expense on the finance lease liability and reducing the carrying amount of the lease liability to reflect lease payments made during the period. Interest on finance lease liabilities is determined in each period during the lease term as the amount that produces a constant periodic discount rate on the remaining balance of the lease liability. ROU assets under finance leases are amortized over the remaining lease term on a straight-line basis. Interest expense related to finance lease liabilities and amortization of ROU assets under finance leases are included in the "Interest expense" and "Depreciation, amortization, depletion and accretion" line item, respectively, in the Consolidated Statements of Operations.
Operating lease liabilities are subsequently measured at the present value of the lease payments not yet paid, discounted using the discount rate for the lease established at the inception date of the lease. ROU assets under operating leases are subsequently measured at the amounts of the related operating lease liability, adjusted for, as applicable, prepaid or accrued lease payments, the remaining balance of any lease incentives received, unamortized initial direct costs and impairment. Lease expense from operating leases is recognized as a single lease cost over the remaining lease term on a straight-line basis. Variable lease payments not included in operating lease liabilities are recognized as expense in the period in which the obligation for those payments is incurred. Lease expense from operating leases is included in the "General and administrative" and "Consumables Cost of revenues, excluding depreciation and amortization" line items in the Consolidated Statements of Operations.
Other Assets
Mine Development Costs
Mine development costs are related to the Five Forks Mine and are stated at cost less accumulated depletion and include acquisition costs, the cost of other development work and mitigation costs. Costs are amortized over the estimated life of the related mine reserves, which as of December 31, 2021 is estimated to be 13 years. The Company performs an evaluation of the recoverability of the carrying value of mine development costs to determine if facts and circumstances indicate that their carrying value may be impaired and if any adjustment is warranted. Mine development costs are reported in the "Other long-term assets, net" line item in the Consolidated Balance Sheets.
Spare Parts
Spare parts include critical spares required to support plant operations. Parts and supply costs are determined using the lower of cost or estimated replacement cost. Parts are recorded as maintenance expenses in the period in which they are consumed. Spare parts are reported in the "Other long-term assets, net" line item in the Consolidated Balance Sheets.
Revenue Recognition
The Company recognizes revenue from a contract with a customer when a performance obligation under the terms of a contract with a customer is satisfied, which is when the customer controls the promised goods or services that are transferred in satisfaction of the performance obligation. Revenue is measured as the amount of consideration that is expected to be received in exchange for transferring goods or providing services, and the transaction price is generally fixed and generally does not contain variable or noncash consideration. In addition, the Company’s contracts with customers generally do not contain customer refund or return provisions or other similar obligations. Transfer of control and satisfaction of performance obligations are further discussed in each of the revenue components listed below.
The Company uses estimates and judgments in determining the nature and timing of satisfaction of performance obligations, the standalone selling price ("SSP") of performance obligations and the allocation of the transaction price to multiple performance obligations, if any.
The Company’s revenue components are Consumables sales and License royalties.

Consumables
The Company is principally engaged in the sale of consumable products that utilize AC and chemical based technologies to a broad range of customers, including coal-fired utilities, water treatment plants, and other diverse markets. Our proprietary technologies and associated product offerings provide purification solutions to enable our customers to reduce certain contaminants and pollutants and thus maximize utilization levels and improve operating efficiencies to meet the challenges of existing and potential regulations.
The sale of consumable products is comprised of a single performance obligation and is recognized at the point in time when control transfers and our obligation has been fulfilled, which is when the product is shipped or delivered to a customer. Performance obligations for the sale of consumable products do not extend beyond one year.
The Company performs shipping and handling activities through the use of third-party shippers and such activities occur prior to a customer obtaining control of goods. As such, the Company accounts for these these activities as fulfillment activities and not as separate performance obligations. Shipping and handling costs incurred by the Company in delivering products to customers are billed to customers and are included in the transaction price and included in the "Revenues - Consumables" line item in the Consolidated Statements of Operations. Costs for shipping and handling activities incurred by the Company are included in the "Consumables Cost of revenues, excluding depreciation and amortization" line item in the Consolidated Statements of Operations.
License royalties, related party
The Company generates revenues from royalties ("M-45 Royalties") earned under a licensing arrangement ("M-45 License") of its M-45TM and M-45-PCTM emissions control technologies ("M-45 Technology") between the Company and Tinuum Group. The Company recognizes M-45 Royalties at a point in time based on the use of the M-45 Technology at certain RC facilities or through Tinuum Group’s use of licensed technology for rates in excess of amounts allowed for RC application. The amount of M-45 Royalties recognized is generally based on a percentage of pre-tax margins (as defined in the M-45 License) of the RC facilities using the M-45 Technology.
Practical Expedients and Exemptions
The Company does not disclose the value of unsatisfied performance obligations for contracts with an original expected length of one year or less.
Sales and other taxes that are collected concurrently with revenue-producing activities are excluded from revenue.
The Company generally expenses sales commissions when incurred because the amortization period of the asset that the Company would have recognized is one year or less. These costs are recorded in sales and marketing expenses in the "General and administrative" line item in the Consolidated Statements of Operations.
Cost of Revenues
Cost of revenues includes all labor, fringe benefits, subcontract labor, additive and coal costs, materials, equipment, supplies, travel costs and any other costs and expenses directly related to the Company’s production of revenues.
Payroll and Benefits
Payroll and benefits costs include direct payroll, personnel related fringe benefits, sales and administrative staff labor costs and stock compensation expense. Payroll and benefits costs exclude direct labor included in Cost of revenues.
Legal and Professional
Legal and professional costs include external legal, audit and consulting expenses.
General and Administrative
General and administrative costs include director fees and expenses, rent, insurance and occupancy-related expenses, bad debt expense, impairments and other general costs of conducting business.
Research and development costs are charged to expense in the period incurred and are reported in the "General and administrative" line item in the Consolidated Statements of Operations. For the years ended December 31, 2021 and 2020, the Company recorded research and development costs of $0.4 million and $1.0 million, respectively.

Asset Retirement Obligations
Asset retirement obligations ("ARO") are comprised of mine reclamation activities required under operating agreements related to the Five Forks Mine and the Marshall Mine (as defined in Note 4) and are recognized when incurred and recorded as liabilities at fair value. An ARO is accreted over time through periodic charges to earnings. Accounting for reclamation and remediation obligations requires the Company to make estimates of future costs unique to a specific mining operation that the Company expects to incur to complete the reclamation and remediation work required to comply with existing laws and regulations. AROs are periodically adjusted to reflect changes in the estimated present value resulting from the passage of time and revisions to the estimates of either the timing or amount of the reclamation costs.
Five Forks Mine
For the Five Forks Mine ARO, a corresponding ARO asset is depreciated over its estimated life. Reclamation costs related to the Five Forks Mine are allocated to expense over the life of the related mine assets, and are periodically adjusted to reflect changes in the estimated present value resulting from the passage of time and revisions to the estimates of either the timing or amount of the reclamation costs. Remediation costs for the Five Forks Mine are accrued based on management’s best estimate at the end of each period of the costs expected to be incurred. Such cost estimates may include ongoing care, maintenance and monitoring costs. Reclamation obligations are based on the timing of estimated spending for an existing environmental disturbance. On an annual basis, unless otherwise deemed necessary, the Company reviews its estimates and assumptions of the Five Forks Mine ARO.
The Company’s mining activities at the Five Forks Mine are subject to various domestic laws and regulations governing the protection of the environment. The Company conducts its mining activities to protect public health and the environment and believes its operations are in compliance with applicable laws and regulations in all material respects. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations, but cannot predict the full amount of such future expenditures. Estimated future reclamation costs are based principally on current legal and regulatory requirements.
Marshall Mine (refer to Note 4)
Reclamation costs related to the Marshall Mine are largely based on a capped fee structure based on the initial estimate of the total costs of reclamation, which provides for certain contingencies that could increase or decrease the reclamation fee based on the reclamation agreement executed between the Company and the Marshall Mine operator. The timing of payments and actual reclamation costs may change and the Company accounts for these changes on a quarterly basis.
Income Taxes
The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred income taxes are provided for temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities and are tax-effected using enacted tax rates in effect for the year in which the temporary differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in operations in the period that includes the enactment date.
The Company maintains valuation allowances where it is more likely than not that all or a portion of deferred tax assets will not be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations.
The Company records uncertain tax positions on the basis of a two-step process whereby (1) the Company determines whether it is more-likely-than-not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

Based on its ownership in Tinuum Group, the Company records its pro-rata share for interest expense resulting from the sale of, or lease income generated from, RC facilities that are treated as installment sales for federal income purposes, pursuant to IRS section 453A ("Section 453A"). Section 453A requires taxpayers using the installment method to pay an interest charge ("453A interest") on the portion of the tax liability that is deferred under the installment method. The Company recognizes 453A interest and other interest and penalties related to unrecognized tax benefits in the "Interest expense" line item in the Consolidated Statements of Operations.
Stock-Based Compensation
Stock-based compensation expense is measured at the grant date based on the estimated fair value of the stock-based award and is generally expensed on a straight-line basis over the requisite service period and/or performance period of the award. Forfeitures are recognized when incurred. Stock-based compensation expense related to manufacturing employees and administrative employees is included in the "Consumables Cost of revenues, exclusive of depreciation and amortization" and "Payroll and benefits" line items, respectively, in the Consolidated Statements of Operations. Stock-based compensation expense related to non-employee directors and consultants is included in the "General and administrative" line item in the Consolidated Statements of Operations.
Dividends
When a sufficient amount of available earnings exists at the time of a dividend declaration, dividends are charged to Retained earnings when declared. If a sufficient amount of available earnings is not available, dividends declared are charged as a reduction to Additional paid-in capital.
Earnings (Loss) Per Share
Basic earnings (loss) per share is computed using the weighted-average number of shares of common stock outstanding during the reporting period. Diluted earnings per share is computed in a manner consistent with that of basic earnings per share, while considering other potentially dilutive securities. The treasury stock method is used to determine the dilutive effect of potentially dilutive securities.
Potentially dilutive securities consist of restricted stock awards ("RSA's"), as well as outstanding options to purchase common stock ("Stock Options") and contingent performance stock units ("PSU's") (collectively, "Potential dilutive shares"). The dilutive effect, if any, for non-participating RSA's, Stock Options and PSU's is determined using the greater of dilution as calculated under the treasury stock method or the two-class method. Potential dilutive shares are excluded from diluted earnings (loss) per share when their effect is anti-dilutive. When there is a net loss for a period, all Potential dilutive shares are anti-dilutive and are excluded from the calculation of diluted loss per share for that period.

Each PSU represents a contingent right to receive shares of the Company’s common stock, and the number of shares may range from zero to two times the number of PSU's granted on the award date depending upon the price performance of the Company's common stock as measured against a general index and a specific peer group index over requisite performance periods. The number of Potential dilutive shares related to PSU's is based on the number of shares of the Company's common stock, if any, that would be issuable at the end of the respective reporting period, assuming that the end of the reporting period is the end of the contingency period applicable to such PSU's. See Note 16 for additional information related to PSU's.
The following table sets forth the calculations of basic and diluted earnings per common share:

	Years Ended December 31,
(in thousands, except per share amounts)	2021	2020
Net income (loss)	$60,401	$(20,302)

Basic weighted-average number of common shares outstanding	18,258	18,044
Add: dilutive effect of equity instruments	203	—
Diluted weighted-average shares outstanding	18,461	18,044
Earnings (loss) per share - basic	$3.31	$(1.12)
Earnings (loss) per share - diluted	$3.27	$(1.12)
For the years ended December 31, 2021 and 2020, zero and 0.6 million weighted-average equity instruments, respectively, were outstanding but were not included in the computation of diluted earnings per share because their effect would have been anti-dilutive.
Use of Estimates
The preparation of the Company’s consolidated financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires the Company’s management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates. Significant financial statement components in which the Company makes assumptions include
•business combinations, including asset acquisitions;
•the carrying value of its long-lived assets;
•AROs; and
•income taxes, including the valuation allowance for deferred tax assets and assessment of uncertain tax positions.
Due to the coronavirus ("COVID-19") pandemic, there has been uncertainty and disruption in the global economy and financial markets. Additionally, due to COVID-19, overall power generation and coal-fired power demand may change, which could also have a material adverse effect on the Company. The Company is not aware of any specific event or circumstance due to COVID-19 that would require an update to its estimates or judgments or a revision of the carrying values of its assets or liabilities through the date of this Report. These estimates may change as new events occur and additional information is obtained. Actual results could differ materially from these estimates under different assumptions or conditions
Risks and Uncertainties
As of December 31, 2021, all RC facilities had ceased operations and Tinuum is expected to complete reclamation activities, as required, during 2022. The loss of earnings from both Tinuum Group and Tinuum Services will have a significant adverse impact on our financial position, results of operations and cash flows beginning in 2022 and beyond.

Reclassifications
Certain balances have been reclassified from prior years to conform to the current year presentation. Such reclassifications had no effect on the Company’s results of operations or financial position in any of the periods presented.
New Accounting Guidance
In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326) Measurement of Credit Losses on Financial Instruments ("ASU 2016-13"). The main objective of ASU 2016-13 is to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. To achieve this objective, the amendments in ASU 2016-13 replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. ASU 2016-13 is effective for "smaller reporting companies" (as defined by the Securities and Exchange Commission) for fiscal years beginning after December 15, 2022, including interim periods within those years, and must be adopted under a modified retrospective method approach. Entities may adopt ASU 2016-13 earlier as of the fiscal years beginning after December 15, 2018, including interim periods within those years. The Company intends to adopt ASU 2016-13 effective January 1, 2023 and is currently evaluating the provisions of this standard and assessing its impact on the Company's financial statements and disclosures. The Company does not believe this standard will have a material impact on the Company's financial statements and disclosures.
Note 2 - Restatement
Subsequent to the filing of its Quarterly Report for the quarterly period ended September 30, 2021, the Company reassessed its presentation of shipping and handling costs billed to its customers in its Consolidated Statement of Operations for the year ended December 31, 2021. Historically, the Company has accounted for shipping and handling costs billed to customers as a reduction of consumables cost of revenues, as presented in the Consumables cost of revenues, exclusive of depreciation and amortization line item in the Consolidated Statements of Operations. Under Accounting Standards Codification 606 - Revenue from Contracts with Customers, shipping and handling costs billed to customers are considered a component of the total transaction price in a contract with a customer and should be presented as revenues.
The Company concluded that its historical presentation of shipping and handling costs billed to customers as a component of cost of revenues rather than as a component of revenues was incorrect and that the Company's presentation of both the "Revenues - Consumables" and "Consumables cost of revenues, exclusive of depreciation and amortization" line items for the year ended December 31, 2020 should be restated. The impact of this error resulted in an understatement of both the "Revenues - Consumables" and "Consumables cost of revenues, exclusive of depreciation and amortization" line items in the Consolidated Statements of Operations for the year ended December 31, 2020, but had no impact to operating income (loss), income (loss) before income taxes, net income (loss) or earnings (loss) per share for these years. Further, there was no impact of this error to the Consolidated Balance Sheets, Consolidated Statements of Stockholders' Equity or Consolidated Statements of Cash Flow as of and for the year ended December 31, 2020.

A summary of the impact of this restatement for the year ended December 31, 2020 is included in the table below. A summary of the impact of this restatement for the quarterly periods ended March 31, 2021 and 2020: June 30, 2021 and 2020; September 30, 2021 and 2020 and December 31, 2020 are contained in Note 24.

	Year ended December 31, 2020
(in thousands, except per share data)	As previously reported	Increase/(Decrease)	As Restated
Revenues:
Consumables	$48,122	$5,786	$53,908
Total revenues	61,577	5,786	67,363
Consumables cost of revenues, exclusive of depreciation and amortization	$45,176	$5,786	50,962
Total operating expenses	102,558	5,786	108,344
Operating loss	$(40,981)	$—	$(40,981)
Note 3 - Customer Supply Agreement
On September 30, 2020, the Company and Cabot Norit Americas, Inc., ("Cabot") entered into a supply agreement (the "Supply Agreement") pursuant to which the Company agreed to sell and deliver to Cabot, and Cabot agreed to purchase and accept from the Company certain lignite-based AC products ("Furnace Products"). The term of the Supply Agreement is for 15 years with 10-year renewal terms that are automatic unless either party provides three years prior notice of intention not to renew before the end of any term.
In addition to the sale by the Company and purchase by Cabot of Furnace Products, the Company and Cabot have agreed to additional terms whereby Cabot reimburses the Company for certain capital expenditures incurred by the Company that are necessary to manufacture the Furnace Products. Reimbursements are comprised of revenues earned from capital expenditures incurred that will benefit both the Company and Cabot (referred to as "Shared Capital") and revenues earned from capital expenditures incurred that will benefit Cabot exclusively (referred to as "Specific Capital"). In the event that Cabot ceases to make purchases under the Supply Agreement, Cabot is obligated to pay the balance of any outstanding payments for Specific Capital.
Note 4 - Acquisition of Marshall Mine
Concurrently with the execution of the Supply Agreement, on September 30, 2020, the Company entered into an agreement to purchase (the "Mine Purchase Agreement") from Cabot 100% of the membership interests in Marshall Mine, LLC (the "Marshall Mine Acquisition") for a nominal purchase price. Marshall Mine, LLC owns a lignite mine located outside of Marshall, Texas (the "Marshall Mine"). The Company independently determined to immediately commence activities to shutter the Marshall Mine and to incur the associated reclamation costs.
In conjunction with the execution of the Supply Agreement and the Mine Purchase Agreement, on September 30, 2020, the Company entered into a reclamation contract (the "Reclamation Contract") with a third party that provides a capped cost, subject to certain contingencies, in the initial amount of approximately $19.7 million plus an obligation to pay certain direct costs of approximately $3.6 million (collectively, the "Reclamation Costs") over the estimated reclamation period of 10 years (the "Reclamation Period"). Under the terms of the Supply Agreement, Cabot is obligated to reimburse the Company for $10.2 million of the Reclamation Costs (the "Reclamation Reimbursement"), payments of which are due semi-annually over the estimated reclamation period and are inclusive of interest. In the event that Cabot has a change in control as described in the Supply Agreement, all outstanding balances of the Reclamation Reimbursement shall be due and payable in full. See further discussion of the Reclamation Costs and Reclamation Reimbursement in Note 5.
As the owner of the Marshall Mine, the Company is required to post a surety bond to ensure performance of its reclamation activities and entered into the Surety Agreement on September 30, 2020. As of December 31, 2021, the Company had a $16.6 million surety bond (the "Surety Bond") posted with the local regulatory agency. The Surety Bond will remain in place until the Marshall Mine is fully shuttered, and it may be reduced in amount from time to time as the Company progresses with its reclamation activities. As of December 31, 2021 and 2020, for the obligations due under the Reclamation Contract, the Company posted cash collateral of $10.0 million and $5.0 million, respectively, which is reported as "Restricted Cash, long-term" in the Consolidated Balance Sheets.

The Marshall Mine Acquisition included the acquisition of certain assets that will be consumed and the assumption of certain liabilities that will be paid in reclamation of the Marshall Mine, in addition to the incurrence of an obligation for the Reclamation Costs. The Company determined that the Marshall Mine Acquisition should be accounted for as an asset acquisition as it did not meet the definition of a business. The Company's conclusion was based on the Marshall Mine not having any economic reserves, as the Company commenced full reclamation as of September 30, 2020, and therefore lacked inputs.
As the Marshall Mine Acquisition represented a transaction with a customer of net assets acquired and liabilities assumed from Cabot, the Company accounted for the excess of the fair value of liabilities assumed over assets acquired as upfront consideration transferred to a customer, Cabot (the "Upfront Customer Consideration"). The amount of the Upfront Customer Consideration was recognized net of an additional asset recognized in the Marshall Mine Acquisition, which was comprised of a receivable from Cabot (the "Cabot Receivable") for the Reclamation Reimbursements. The Cabot Receivable is further discussed in Note 5.
The total Upfront Customer Consideration is amortized on a straight-line basis as a reduction to revenue over the expected 15-year contractual period of the Supply Agreement.
The Company paid a nominal cash amount to Cabot in the form of cash for the Marshall Mine and also assumed liabilities whose fair value exceeded the fair value of assets acquired. The net assets acquired and liabilities assumed and the additional assets recorded for the Marshal Mine Acquisition as of September 30, 2020 are shown in the table below. Subsequent to this date, the Company completed additional analysis and adjustments were made as noted in the table below:

(in thousands)	As Originally Reported	Adjustments	As Adjusted
Assets acquired:
Receivables	$—	$513	$513
Property, plant and equipment	3,863	—	3,863
Spare parts	100	—	100

Liabilities assumed:
Accounts payable and accrued expenses	(673)	160	(513)
Asset retirement obligation	(21,328)	—	(21,328)
Net assets acquired and liabilities assumed from Marshall Mine acquisition	(18,038)	673	(17,365)
Cabot receivable	9,749	—	9,749
Upfront Customer Consideration	$8,289	$(673)	$7,616
The Company also evaluated the Marshall Mine entity as a VIE, and determined that because of its structure and closing-stage status, it does not have sufficient equity at-risk and would not likely be able to obtain additional subordinated financial support to complete its closing stage obligations. The Company purchased all of the membership interests in Marshall Mine, LLC and determined that it met the definition of a VIE and that the Company is the primary beneficiary. Therefore, Marshall Mine, LLC’s assets and liabilities are consolidated.

The following tables summarize the assets and liabilities of Marshall Mine and their classification in the Company's Consolidated Balance Sheets:

	As of December 31,
(in thousands)	2021	2020	Balance sheet component
Cash	$914	$495	Current assets
Cabot receivable, short-term	2,056	921	Current assets
Property and equipment, net	1,968	3,254	Non-current assets
Cabot receivable, long-term	6,846	8,852	Non-current assets
Restricted cash	10,027	5,000	Non-current assets
Upfront customer consideration	6,982	7,490	Non-current assets
Other	—	50	Non-current assets
	$28,793	$26,062

Accounts payable and accrued liabilities	$1,065	$407	Current liabilities
Asset retirement obligation, short-term	1,775	9,370	Current liabilities
Asset retirement obligation, long-term	4,546	8,760	Non-current liabilities
	$7,386	$18,537
Note 5 - Marshall Mine Asset Retirement Obligation and related Cabot Receivable
Asset Retirement Obligation
In connection with the Supply Agreement, Mine Purchase Agreement and the Reclamation Contract, the Company assumed the obligation to reclaim and restore the land associated with the Marshall Mine. The Company determined that the Marshall Mine did not have any remaining economic reserves. As of September 30, 2020, the Company recorded an ARO (the "Marshall Mine ARO") as its best estimate for the total Reclamation Costs of $21.3 million as measured at the estimated future cash flows of $23.7 million, inclusive of contingency costs, discounted to their present value using a discount rate based on a credit-adjusted, risk-free rate of 7.0%.
As of June 30, 2021 and December 31, 2021, the Company revised its estimate of future obligations owed for the reclamation of the Marshall Mine primarily based on scope reductions related to future reclamation requirements. As a result, the Company reduced the Marshall Mine ARO by $1.9 million as of June 30, 2021 and $0.8 million as of December 31, 2021 and recorded a corresponding gain on change in estimate of $2.7 million for the year ended December 31, 2021. This is included as "Gain on change in estimate, asset retirement obligation" in the Consolidated Statement of Operations for the year ended December 31, 2021.
Cabot Receivable
As previously disclosed, under the terms of the related Supply Agreement, Cabot is obligated to pay the Reclamation Reimbursement to the Company for $10.2 million of the Reclamation Costs, inclusive of interest. As of September 30, 2020, the Company recorded the Cabot Receivable for the Reclamation Reimbursement at its estimated fair value, which was measured using a discounted cash flows valuation model that considered the estimated credit risk associated with the obligor’s (Cabot’s) future performance. Interest is accreted on a monthly basis and recognized as interest income. There were no significant related fees or costs associated with the Cabot Receivable.
As of September 30, 2020, the Company recorded the Cabot Receivable at its estimated fair value of $9.7 million, reflecting a discount rate of approximately 1.5% or $0.5 million. Allowances for this asset are assessed periodically, and no allowance was deemed necessary as of December 31, 2021 or 2020.

Note 6 - Impairment
As part of its periodic review of the carrying value of long-lived assets, the Company assessed its long-lived assets for potential impairment. In assessing impairment of its APT segment's long-lived asset groups as of June 30, 2021, the Company considered factors such as the significant decline in both the APT segment's trailing twelve months revenues and current and future years’ forecasted revenues. These factors were largely due to the significant drop in coal-fired power dispatch amid historically low prices of alternative power generation sources, such as natural gas, leading to an increase in natural gas usage as well as other competing energy sources.
As of June 30, 2020, the Company completed an undiscounted cash flow analysis of its APT segment's long-lived assets (the "Asset Group"), which were comprised of its manufacturing plant and related assets and its lignite mine assets. The estimated undiscounted cash flows from the Asset Group was $54.7 million, which was less than the carrying value of the Asset Group of $58.3 million. Accordingly, the Company completed an assessment of the Asset Group’s fair value and estimated the fair value of the Asset Group at $32.2 million. This resulted in an impairment and write-down of the Asset Group (the "Impairment Charge") of $26.1 million as of June 30, 2020. The Impairment Charge is reflected as "Impairment of long-lived assets" in the Consolidated Statement of Operations for the year ended December 31, 2020, and was allocated to the APT segment.
The following table summarizes the allocation to the Asset Group of the Impairment Charge of $26.1 million recorded as of June 30, 2020:

(in thousands)
Property, plant and equipment, net	$18,986
Intangible assets, net	1,445
Other long-term assets, net	5,672
Total impairment	$26,103
The Company engaged an independent third party to perform the valuation of the Asset Group in order to determine the estimated fair value of the Asset Group. This valuation was based on the use of several established valuation models including an expected future discounted cash flow model using Level 3 inputs.
Note 7 - COVID-19
In March 2020, the federal government passed the Coronavirus Aid, Relief, and Security Act (the "CARES Act"), which provided among other things the creation of the Paycheck Protection Plan ("PPP"), which was sponsored and administered by the U.S. Small Business Administration ("SBA"). On April 20, 2020, the Company executed a loan agreement (the "PPP Loan") under the PPP, evidenced by a promissory note, with BOK, NA dba Bank of Oklahoma ("BOK"), providing for $3.3 million in proceeds, which was funded to the Company on April 21, 2020. The PPP Loan was scheduled to mature on April 21, 2022, unless forgiven subject to terms and conditions established by the SBA. The Company initially recorded the PPP Loan as a debt obligation and accrued interest over its term.
On July 27, 2021, the Company received formal notification in the form of a letter dated July 19, 2021 from BOK that the SBA approved the Company’s PPP Loan forgiveness application for the PPP Loan in the amount of $3.3 million (including accrued interest). For the year ended December 31, 2021, the Company recorded a gain on extinguishment of the PPP Loan in the amount of $3.3 million in the Consolidated Statement of Operations, which is included as a component of "Other income (expense)."
The CARES Act also provided the deferral of payroll tax payments for all payroll taxes incurred through December 31, 2020. The Company elected to defer payments of payroll taxes for the periods allowed under the CARES Act in the amount of $0.4 million and paid $0.2 million during the fourth quarter of 2021, with the balance due no later than December 31, 2022.

Note 8 - Equity Method Investments
Tinuum Group, LLC
As of December 31, 2021 and 2020, the Company’s ownership in Tinuum Group was 42.5%. Tinuum Group supplies technology, equipment and technical services to cyclone-fired and other boiler users, but its primary purpose is to place into operation facilities that produce and sell RC that lower emissions and therefore qualifies for Section 45 tax credits. NexGen Refined Coal, LLC ("NexGen") and GSFS Investments I Corp. ("GSFS"), an affiliate of The Goldman Sachs Group, Inc. ("GS"), own the remaining 42.5% and 15.0%, respectively of Tinuum Group. GSFS' ownership interest is in the form of Class B units that do not have voting rights but provide certain preferences over ADA and NexGen as to liquidation and profit distribution.
The Company determined that Tinuum Group is a VIE, however, it concluded that it was not the primary beneficiary and therefore did not consolidate Tinuum Group, and accounted for it under the equity method of accounting. The Company's conclusion that it was not the primary beneficiary was based on the Company's and NexGen's shared power of Tinuum Group.
The following tables summarize the assets, liabilities and results of operations of Tinuum Group:

	As of December 31,
(in thousands)	2021	2020
Current assets	$39,387	$142,440
Non-current assets	$220	$28,649
Current liabilities	$15,558	$44,278
Non-current liabilities	$—	$5,186
Members equity attributable to Class A members	$8,890	$59,221
Member equity attributable to Class B members	$9,887	$18,769
Noncontrolling interests	$5,272	$43,635

	Years Ended December 31,
(in thousands)	2021	2020
Gross profit	$6,995	$6,649
Operating, selling, general and administrative expenses	49,414	58,008
Loss from operations	(42,419)	(51,359)
Other income	9,726	17,260
Loss attributable to noncontrolling interest	126,948	91,501
Net income available to Class A and B members	$94,255	$57,402
ADES equity earnings from Tinuum Group	$61,837	$24,396
For the year ended December 31, 2021, the Company recognized earnings from Tinuum Group's net income available to members that was different from its pro-rata share of Tinuum Group's net income available to members, as cash distributions for the year ended December 31, 2021 exceeded the carrying value of the Tinuum Group equity investment. For the year ended December 31, 2020, the Company recognized its pro-rata share of Tinuum Group's net income available to its members.
The carrying value of the Company's investment in Tinuum Group is zero as long as the cumulative amount of distributions received from Tinuum Group exceeds the Company's cumulative pro-rata share of Tinuum Group's net income available to Class A members. For periods during which the ending balance of the Company's investment in Tinuum Group is zero, the Company only recognizes equity earnings from Tinuum Group to the extent that cash distributions are received from Tinuum Group during the period. For periods during which the ending balance of the Company's investment is greater than zero (e.g., when the cumulative earnings in Tinuum Group exceeds cumulative cash distributions received), the Company recognizes its pro-rata share of Tinuum Group's net income available to Class A members for the period, less any amount necessary to recover the cumulative earnings short-fall balance as of the end of the immediately preceding period. As shown in the table below, the Company’s carrying value in Tinuum Group for the years ended December 31, 2021 and 2020 was zero and $3.4 million, respectively.

The following table presents the Company's investment balance, equity earnings, cash distributions and cash distributions in excess of the investment balance for the years ended December 31, 2021 and 2020 (in thousands):

Description	Date(s)	Investment balance	ADES equity earnings (loss)	Cash distributions	Memorandum Account: Cash distributions and equity loss in (excess) of investment balance
Beginning balance	12/31/2019	$32,280	$—	$—	$—
ADES proportionate share of net income from Tinuum Group	2020 activity	24,396	24,396	—	—
Cash distributions from Tinuum Group	2020 activity	(53,289)	—	53,289	—
Total investment balance, equity earnings (loss) and cash distributions	12/31/2020	$3,387	$24,396	$53,289	$—
ADES proportionate share of net income from Tinuum Group	2021 activity	40,058	40,058	—	—
Cash distributions from Tinuum Group	2021 activity	(65,224)	—	65,224	—
Adjustment for current year cash distributions in excess of investment balance	2021 activity	21,779	21,779	—	(21,779)
Total investment balance, equity earnings and cash distributions	12/31/2021	$—	$61,837	$65,224	$(21,779)
Additional information related to Tinuum Group is included in Item 15 - "Exhibits and Financial Statement Schedules" ("Item 15") of this Report.
Tinuum Services, LLC
In 2010, the Company, together with NexGen, formed Tinuum Services for the purpose of operating and maintaining RC facilities, including those RC facilities leased or sold to third parties. The Company determined that Tinuum Services is not a VIE and evaluated Tinuum Services for potential consolidation under the voting interest model. Because the Company does not own greater than 50% of the outstanding voting shares, it has accounted for its investment in Tinuum Services under the equity method of accounting. As of December 31, 2021 and 2020, the Company’s investment in Tinuum Services was $2.4 million and $4.2 million, respectively.

The following tables summarize the assets, liabilities and results of operations of Tinuum Services:

	As of December 31,
(in thousands)	2021	2020
Current assets	$159,013	$301,670
Non-current assets	$19	$45,575
Current liabilities	$14,343	$187,097
Non-current liabilities	$—	$6,451
Equity	$6,263	$8,483
Noncontrolling interests	$138,426	$145,214

	Years Ended December 31,
(in thousands)	2021	2020
Gross loss	$(68,465)	$(87,723)
Operating, selling, general and administrative expenses	166,075	171,095
Loss from operations	(234,540)	(258,818)
Other income (expenses)	3,830	(1,282)
Loss attributable to noncontrolling interest	246,094	273,262
Net income	$15,384	$13,162
Included in the Consolidated Statement of Operations of Tinuum Services for the years ended December 31, 2021 and 2020 were losses related to VIE entities that are consolidated within Tinuum Services. These losses do not impact the Company's equity earnings from Tinuum Services as 100% of those losses are attributable to a noncontrolling interest and eliminated in the calculations of Tinuum Services' net income attributable to the Company's interest.
The following table details the carrying value of the Company's respective equity method investments included in the "Equity method investments" line item on the Consolidated Balance Sheets and indicates the Company's maximum exposure to loss:

	As of December 31,
(in thousands)	2021	2020
Equity method investment in Tinuum Group	$—	$3,387
Equity method investment in Tinuum Services	2,391	4,242
Equity method investment in other	—	63
Total equity method investments	$2,391	$7,692
The Company evaluates its equity method investments for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment might not be recoverable. As of December 31, 2021, the Company concluded the carrying amount of its investment in Tinuum Services was not fully recoverable due to the remaining expected future cash distributions to be received as Tinuum Services shutters its operations in 2022 as a result of the expiration of the Section 45 tax credit period as of December 31, 2021. As a result, the Company wrote-down its investment in the amount of $0.7 million, which is included in the "Earnings from equity method investments" line item in the Consolidated Statement of Operations for the year ended December 31, 2021.
The following table details the components of the Company's respective earnings or loss from equity method investments included in the "Earnings from equity method investments" line item in the Consolidated Statements of Operations:

	Year ended December 31,
(in thousands)	2021	2020
Earnings from Tinuum Group	$61,837	$24,396
Earnings from Tinuum Services	6,952	6,582
Loss from other	(63)	—
Earnings from equity method investments	$68,726	$30,978

The following table details the components of the cash distributions from the Company's respective equity method investments included as a component of cash flows from operating activities in the Consolidated Statements of Cash Flows. Distributions from equity method investees are reported in the Consolidated Statements of Cash Flows as "return on investment" in Operating cash flows until such time as the carrying value in an equity method investee company is reduced to zero; thereafter, such distributions are reported as "distributions in excess of cumulative earnings" as a component of cash flows from investing activities.

	Year ended December 31,
(in thousands)	2021	2020
Distributions from equity method investees, return on investment
Tinuum Group	$14,142	$53,289
Tinuum Services	8,802	9,152
	$22,944	$62,441
Distributions from equity method investees in excess of cumulative earnings
Tinuum Group	$51,082	$—
	$51,082	$—
Note 9 - Inventories, net
The following table summarizes the Company's inventories recorded at the lower of average cost or net realizable value as of December 31, 2021 and 2020:

	As of December 31,
(in thousands)	2021	2020
Product inventory	$4,901	$8,361
Raw material inventory	2,949	1,521
	$7,850	$9,882
Note 10 - Property, Plant and Equipment
The cost basis and accumulated depreciation of property, plant and equipment at December 31, 2021 and 2020 are summarized in the table below:

	Life in Years	As of December 31,
(in thousands)		2021	2020
Land and land improvements	0-31	$1,225	$891
Plant and operating equipment	2-29	31,266	25,703
Furniture and fixtures	2-11	1,388	1,259
Machinery and equipment	2-10	697	688
Leasehold improvements	2-3	2,089	2,089
Construction in progress		1,190	2,143
		37,855	32,773
Less accumulated depreciation		(7,684)	(3,340)
Total property, plant and equipment, net		$30,171	$29,433
Included in plant and operating equipment as of December 31, 2021 and 2020 is mining equipment financed under various lease facilities, and obligations due under these facilities are included in finance lease obligations in the Consolidated Balance Sheets. The total amount recorded for ROU assets as of December 31, 2021 and 2020 related to finance lease obligations was $1.7 million and $2.4 million, respectively, net of accumulated depreciation of $1.1 million and $0.5 million.
Depreciation expense for the years ended December 31, 2021 and 2020 was $5.5 million and $6.8 million, respectively.

Note 11 - Debt Obligations

	Years ended December 31,
(in thousands)	2021	2020
Finance lease obligations	$4,163	$5,526
Senior Term Loan principal, related party	—	16,000
Less: net unamortized debt issuance costs	—	(465)
Less: net unamortized debt discount	—	(480)
Senior Term Loan, net	—	15,055
PPP Loan	—	3,305
Total borrowings	4,163	23,886
Less: Current maturities	(1,011)	(18,441)
Total long-term borrowings	$3,152	$5,445
Senior Term Loan
On December 7, 2018, the Company, and ADA-ES, Inc. ("ADA"), a wholly-owned subsidiary, and certain other subsidiaries of the Company as guarantors, The Bank of New York Mellon as administrative agent, and Apollo Credit Strategies Master Fund Ltd and Apollo A-N Credit Fund (Delaware) L.P., affiliates of a beneficial owner of greater than five percent of the Company's common stock and a related party, entered into the Senior Term Loan in the amount of $70.0 million, less original issue discount of $2.1 million. The Company also paid debt issuance costs of $2.0 million related to the Senior Term Loan.
On June 1, 2021 and prior to the Senior Term Loan's maturity date, the Company paid the remaining principal balance of the Senior Term Loan and all remaining accrued interest through this date. The Company did not incur any prepayment fees associated with the early pay-off.
Line of Credit
In September 2013, ADA, as borrower, the Company, as guarantor, entered into the Line of Credit with the Lender for an aggregate principal amount of $10.0 million that was secured by certain amounts due to the Company from certain Tinuum Group RC leases. The Line of Credit was amended 16 times from the period from December 2, 2013 through March 23, 2021, which included a reduction in the principal amount to $5.0 million in September 2018.
On March 23, 2021, ADA, the Company and the Lender entered into an amendment to the Line of Credit (the "Fifteenth Amendment"), which extended the maturity date of the Line of Credit to December 31, 2021 and increased the minimum cash requirement from $5.0 million to $6.0 million.
On July 29, 2021, the Company and the Lender entered into the Sixteenth Amendment (the "Sixteenth Amendment") to the Line of Credit. The Sixteenth Amendment amends certain terms and conditions related to collateral securing the Line of Credit. As of December 31, 2021 and 2020, there were no outstanding borrowings under the Line of Credit. The Line of Credit expired on December 31, 2021.

Note 12 - Leases
The Company's operating and finance lease right-of-use ("ROU") assets and liabilities as of December 31, 2021 and 2020 consisted of the following items (in thousands):

	Year ended December 31,
Leases	2021	2020
Operating Leases
Operating lease right-of-use assets, net of accumulated amortization (1)	$6,000	$1,930

Operating lease obligations, current	$2,157	$1,883
Long-term operating lease obligations	4,178	1,109
Total operating lease obligation	$6,335	$2,992

Finance Leases
Finance lease right-of-use assets, net of accumulated amortization (2)	$1,743	$2,385

Finance lease obligations, current	$1,011	$1,550
Long-term finance lease obligations	3,152	3,976
Total finance lease obligations	$4,163	$5,526
(1) Operating lease assets are reported net of accumulated amortization of $1.9 million and $0.8 million as of December 31, 2021 and 2020, respectively.
(2) Finance lease assets are reported net of accumulated amortization of $1.1 million and $0.5 million as of December 31, 2021 and 2020, respectively.
Finance leases
ROU assets under finance leases are reported in the "Property, plant and equipment line item, and finance lease liabilities are included in the "Current portion of long-term debt" and "Long-term debt, net of current portion" line items in the Consolidated Balance Sheets as of December 31, 2021 and 2020.
Interest expense related to finance lease liabilities and amortization of ROU assets under finance leases are included in the "Interest expense" and "Depreciation, amortization, depletion and accretion" line respectively, in the Consolidated Statement of Operations for the years ended December 31, 2021 and 2020.
Operating leases
ROU assets under operating leases are included in the "Other long-term assets line item, and operating lease liabilities are included in "Other liabilities" and "Other long-term liabilities" line items, respectively, in the Consolidated Balance Sheets as of December 31, 2021 and 2020.
Lease expense for operating leases for the year ended December 31, 2021 was $4.0 million, of which $3.5 million is included in "Consumables cost of revenues, exclusive of depreciation and amortization" line item and $0.5 million is included in "General and administrative" line item in the Consolidated Statement of Operations for the year ended December 31, 2021. Lease expense for operating leases for the year ended December 31, 2020 was $4.4 million, of which $3.8 million is included in the "Consumables cost of revenues, exclusive of depreciation and amortization" line item and $0.6 million is included in the "General and administrative" line item in the Consolidated Statement of Operations for the year ended December 31, 2020.

Lease financial information as of and for the years ended December 31, 2021 and 2020 is provided in the following table:

	Year ended December 31,
(in thousands)	2021	2020
Finance lease cost:
Amortization of right-of-use assets	$642	$1,471
Interest on lease liabilities	288	401
Operating lease cost	2,430	2,340
Short-term lease cost	1,650	2,067
Variable lease cost (1)	40	163
Total lease cost	$5,050	$6,442

Other Information:
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from finance leases	$288	$401
Operating cash flows from operating leases	$2,764	$2,200
Financing cash flows from finance leases	$1,190	$1,360
Right-of-use assets obtained in exchange for new finance lease liabilities	$—	$158
Right-of-use assets obtained in exchange for new operating lease liabilities	$6,108	$59
Weighted-average remaining lease term - finance leases	2.9 years	3.5 years
Weighted-average remaining lease term - operating leases	4.3 years	1.8 years
Weighted-average discount rate - finance leases	6.4%	6.2%
Weighted-average discount rate - operating leases	6.7%	8.5%
(1) Primarily includes common area maintenance, property taxes and insurance payable to lessors.
The following table summarizes the Company's future lease payments under finance and operating leases as of December 31, 2021:

(in thousands)	Operating Lease Commitments	Finance Lease Commitments	Total Lease Commitments
2022	$2,502	$1,008	$3,510
2023	2,005	980	2,985
2024	739	1,929	2,668
2025	566	569	1,135
2026	566	—	566
Thereafter	871	—	871
Total lease payments	7,249	4,486	11,735
Less: Imputed interest	(914)	(323)	(1,237)
Present value of lease payments	$6,335	$4,163	$10,498
Note 13 - Revenues
Trade receivables
Trade receivables represent an unconditional right to consideration in exchange for goods or services transferred to a customer. The Company invoices its customers in accordance with the terms of the contract. Credit terms are generally net 30 from the date of invoice. The timing between the satisfaction of performance obligations and when payment is due from the customer is generally not significant. The Company records allowances for doubtful trade receivables when it is probable that the balances will not be collected.

The following table shows the components of Trade receivables, net:

	As of December 31,
(in thousands)	2021	2020
Trade receivables	$10,476	$12,241
Less: Allowance for doubtful accounts	—	(37)
Trade receivables, net	$10,476	$12,204
Cabot Receivable
The following table shows the components of the Cabot Receivable:

	As of
(in thousands)	December 31, 2021	December 31, 2020
Receivables, net	$2,146	$921
Other long-term assets, net	6,846	8,852
Total Cabot Receivable	$8,992	$9,773
Upfront Customer Consideration
As described in Note 4, as of September 30, 2020, the Company recorded an asset for Upfront Customer Consideration of $7.6 million in connection with the Supply Agreement, which is amortized on a straight-line basis as a reduction to revenue over the expected 15-year contractual period of the Supply Agreement. The unamortized balance is included in Other long-term assets, net on the Company's Consolidated Balance Sheets as of December 31, 2021 and 2020.
Disaggregation of Revenue and Earnings from Equity Method Investments
For the years ended December 31, 2021 and 2020, all performance obligations related to revenues recognized were satisfied at a point in time. The Company disaggregates its revenues by its major components its two operating segments, which are further discussed in Note 19 to the consolidated financial statements. In the APT segment for the year ended December 31, 2021 and 2020, approximately 13% and 15%, respectively, of APT revenue was generated in Canada. The following tables disaggregate revenues by major source for the year ended December 31, 2021 and 2020:

	Year ended December 31, 2021
	Segment
(in thousands)	APT	RC	Total
Revenue component
Consumables	$85,882	$—	$85,882
License royalties, related party	—	14,368	14,368
Other	44	—	44
Revenues from customers	85,926	14,368	100,294

Earnings from equity method investments	—	68,726	68,726

Total revenues and earnings from equity method investments	$85,926	$83,094	$169,020

	Year ended December 31, 2020
	Segment
(in thousands)	APT	RC	Total
Revenue component
Consumables (1)	$53,908	$—	$53,908
License royalties, related party	—	13,440	13,440
Other	15	—	15
Revenues from customers	53,923	13,440	67,363

Earnings from equity method investments	—	30,978	30,978

Total revenues and earnings from equity method investments	$53,923	$44,418	$98,341
(1) Consumables revenues for the year ended December 31, 2020 have been restated. See restatement discussion in Note 2.
Note 14 - Commitments and Contingencies
Legal Proceedings
The Company is from time to time subject to, and is presently involved in, various pending or threatened legal actions and proceedings, including those that arise in the ordinary course of its business. Such matters are subject to many uncertainties and outcomes, the financial impacts of which are not predictable with assurance and that may not be known for extended periods of time. The Company records a liability in its consolidated financial statements for costs related to claims, settlements, and judgments where management has assessed that a loss is probable, and an amount can be reasonably estimated. The Company did not have any significant legal proceedings.
Restricted Cash
As of December 31, 2021 and 2020, the Company had long-term restricted cash of $10.0 million and $5.0 million, respectively, as required under the Surety Agreement related to the Reclamation Contract. As of December 31, 2020, the Company had short-term restricted cash of $5.0 million as required under a minimum cash balance requirement of a Senior Term Loan covenant.
Surety Bonds
As of December 31, 2021, the Company had outstanding surety bonds of $24.1 million related to performance requirements under reclamation contracts associated with both the Five Forks Mine and the Marshall Mine.
Other Commitments and Contingencies
The Company also has certain limited obligations contingent upon future events in connection with the activities of Tinuum Group. The Company, NexGen and two entities affiliated with NexGen have provided GSFS with limited guaranties (the "Tinuum Group Party Guaranties") related to certain losses it may suffer as a result of inaccuracies or breach of representations and covenants. The Company also is a party to a contribution agreement with NexGen under which any party called upon to pay on a Tinuum Group Party Guaranty is entitled to receive contribution from the other party equal to 50% of the amount paid. No liability or expense provision has been recorded by the Company related to this contingent obligation as the Company believes that it is not probable that a loss will occur with respect to Tinuum Group Party Guaranties.

Note 15 - Stockholders' Equity
The Company has two classes of capital stock authorized, common stock and preferred stock, which are described as follows:
Preferred Stock
The Company's Board of Directors (the "Board") is authorized to provide out of the unissued shares of Preferred Stock and to fix the number of shares constituting a series of Preferred Stock and, with respect to each series, to fix the number of shares and designation of such series, the voting powers, if any, the preferences and relative, participating, option or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series. As of December 31, 2021 and 2020, there were no shares of Preferred Stock designated or outstanding.
Common Stock
Holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Additionally, holders of common stock are entitled to receive dividends when and if declared by the Board, subject to any statutory or contractual restrictions on payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding shares of preferred stock.
Upon dissolution, liquidation or the sale of all or substantially all of the Company's assets, after payment in full of any amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of common stock will be entitled to receive the Company's remaining assets for distribution on a pro rata basis.
Stock Repurchase Programs
In November 2018, the Board authorized the Company to purchase up to $20.0 million of its outstanding common stock under a stock repurchase program (the "Stock Repurchase Program"), which was to remain in effect until December 31, 2019 unless otherwise modified by the Board. In November 2019, the Board authorized an incremental $7.1 million to the Stock Repurchase Program and provided that it will remain in effect until all amounts are utilized or it is otherwise modified by the Board.
For the years ended December 31, 2021 and 2020, under the Stock Repurchase Program, the Company purchased zero and 20,613 shares of its common stock for cash of zero and $0.2 million, inclusive of commissions and fees, respectively. As of December 31, 2021, the Company had $7.0 million remaining under the Stock Repurchase Program.
Tax Asset Protection Plan
U.S. federal income tax rules, and Section 382 of the Internal Revenue Code in particular, could substantially limit the use of net operating losses and other tax assets if the Company experiences an "ownership change" (as defined in the Internal Revenue Code). In general, an ownership change occurs if there is a cumulative change in the ownership of the Company by "5 percent stockholders" that exceeds 50 percentage points over a rolling three-year period.
On May 5, 2017, the Board approved the declaration of a dividend of rights to purchase Series B Junior Participating Preferred Stock for each outstanding share of common stock as part of a tax asset protection plan (the "TAPP") designed to protect the Company’s ability to utilize its net operating losses and tax credits. The TAPP is intended to act as a deterrent to any person acquiring beneficial ownership of 4.99% or more of the Company’s outstanding common stock.
On April 9, 2021, the Board approved the Fourth Amendment to the TAPP ("Fourth Amendment") that amends the TAPP, as previously amended by the First, Second and Third Amendments that were approved the Board on April 6, 2018, April 5, 2019 and April 9, 2020, respectively. The Fourth Amendment amends the definition of "Final Expiration Date" under the TAPP to extend the duration of the TAPP and makes associated changes in connection therewith. At the Company's 2021 annual meeting of stockholders, the Company's stockholders approved the Fourth Amendment, thus the Final Expiration Date will be the close of business on December 31, 2022.

Note 16 - Stock-Based Compensation
On June 20, 2017, the Company's stockholders approved the 2017 Omnibus Incentive Plan (the "2017 Plan"), which permits grants of awards to employees, directors and non-employees. Awards may be in the form of shares, rights to purchase restricted stock, bonuses of restricted stock, or other rights or benefits as described under the 2017 Plan. As of December 31, 2021, the Company has 644,540 shares of its common stock authorized for issuance under the 2017 Plan.
Expense
RSA's - Restricted Stock Awards ("RSA's") are typically granted with vesting terms of three years. The fair value of RSA's is determined based on the closing price of the Company’s common stock on the authorization date of the grant multiplied by the number of shares subject to the stock award. Compensation expense for RSA's is generally recognized over the vesting term on a straight-line basis.
PSU's - Performance share units ("PSU's") generally vest over three years and are based on the grantee’s continuous service with the Company, performance measures or a combination of both. Each PSU represents a contingent right to receive shares of the Company’s common stock if the Company meets certain performance measures over the requisite period.
Compensation expense is recognized for PSU awards on a straight-line basis over the vesting period based on the estimated fair value at the date of grant using a Monte Carlo simulation model.
Risk-free interest rate - The risk-free interest rate for PSU's granted during the period was determined by using a zero-coupon, U.S. Treasury rate for the periods that coincided with the expected terms listed above.
Dividends - As the PSU's granted receive dividend equivalent units, no discount was applied for any dividends declared.
Expected volatility - To calculate expected volatility, the historical volatility of the Company's common stock was used.
Performance period - The Company’s performance period is based upon the vesting term of the Company’s PSU awards.
The Company recorded the following compensation expense related to the Stock Plans:

	Years Ended December 31,
(in thousands)	2021	2020
RSA expense	$1,816	$2,304
PSU expense	111	192
Total stock-based compensation expense	$1,927	$2,496
Stock-based compensation expense related to manufacturing employees and administrative employees is included in the "Consumables cost of revenues, excluding depreciation and amortization and "Payroll and benefits line items" in the Consolidated Statements of Operations. Stock-based compensation expense related to non-employee directors and consultants is included in the "General and administrative" line item in the Consolidated Statements of Operations.
The amount of unrecognized compensation cost as of December 31, 2021, and the expected weighted-average period over which the cost will be recognized is as follows:

	As of December 31, 2021
(in thousands)	Unrecognized Compensation Cost	Expected Weighted-Average Period of Recognition (in years)
RSA expense	$1,961	1.79
PSU expense	282	1.71
Total unrecognized stock-based compensation expense	$2,243	1.62

Activity
Restricted Stock
A summary of activity of RSA's for the year ended December 31, 2021 is presented in the following table:

	Restricted Stock	Weighted-Average Grant Date Fair Value
(in thousands, except for share and per share amounts)	Awards	RSA's
For the year ended December 31, 2021
Non-vested at January 1, 2021	373,860	$7.25
Granted	445,383	$5.54
Vested	(206,894)	$7.47
Forfeited	(80,726)	$5.90
Non-vested at December 31, 2021	531,623	$5.94
The weighted-average grant date fair value of RSA's granted or modified for the years ended December 31, 2021 and 2020 was $5.54 and $5.20, respectively. The total grant-date fair value of RSA's vested for the years ended December 31, 2021 and 2020 was $1.5 million and $3.4 million, respectively. The aggregate intrinsic value of non-vested RSA's outstanding as of December 31, 2021 was $3.5 million.
PSU's
PSU's outstanding remain unvested until the third anniversary of their issuance date, at which time the actual number of vested shares will be determined based on the actual price performances of the Company’s common stock relative to a broad stock index and a peer group performance index.
A summary of PSU activity for the year ended December 31, 2021 is presented in the table below:

	Units	Weighted-Average Grant Date Fair Value	Aggregate Intrinsic Value (in thousands)	Weighted-Average Remaining Contractual Term (in years)
For the year ended December 31, 2021
PSU's outstanding, January 1, 2021	50,127	$6.17
Granted	62,448	7.09
Vested / Settled	—	—
Forfeited / Canceled	(24,549)	6.78
PSU's outstanding, December 31, 2021	88,026	$6.17	$583	1.71

Note 17 - Supplemental Financial Information
Supplemental Balance Sheet Information
The following table summarizes the components of "Prepaid expenses and other current assets" and "Other long-term assets, net"as presented in the Consolidated Balance Sheets:

	As of December 31,
(in thousands)	2021	2020
Prepaid expenses and other current assets:
Prepaid expenses	$2,571	$1,690
Prepaid income taxes and income tax refunds	2,782	1,605
Other	1,308	1,302
	$6,661	$4,597
Other long-term assets:
Upfront customer consideration (1)	$6,982	$7,490
Cabot receivable (1)	6,846	8,852
Right of use assets, operating leases, net	6,000	1,930
Spare parts, net	4,598	3,727
Mine development costs, net	5,330	4,338
Mine reclamation asset, net	1,742	1,712
Highview investment	552	552
Other long-term assets	1,193	1,388
	$33,243	$29,989
(1) See further discussion of Upfront Customer Consideration in Note 4 and Cabot Receivable in Note 5.
Spare parts include critical spares required to support plant operations. Parts and supply costs are determined using the lower of cost or estimated replacement cost. Parts are recorded as maintenance expenses in the period in which they are consumed.
Mine development costs include acquisition costs, the cost of other development work and mitigation costs related to the Five Forks Mine and are depleted over the estimated life of the related mine reserves, which is estimated to be 13 years as of December 31, 2021. The Company performs an evaluation of the recoverability of the carrying value of mine development costs to determine if facts and circumstances indicate that their carrying value may be impaired and if any adjustment is warranted. Mine reclamation asset represents the ARO asset related to the Five Forks Mine and is depreciated over its estimated life.
The Company holds a long-term investment (the "Highview Investment") in Highview Enterprises Limited ("Highview"), a London, England based developmental stage company specializing in power storage. In November 2014, the Company acquired an 8% ownership interest in the common stock of Highview for $2.8 million in cash. The Company accounts for the Highview Investment as an investment recorded at cost, less impairment, plus or minus observable changes in price for identical or similar investments of the same issuer.
The Highview Investment is evaluated for indicators of impairment such as an event or change in circumstances that may have a significant adverse effect on the fair value of the investment. There were no changes to the carrying value of the Highview Investment for the years ended December 31, 2021 and 2020 as there were no indicators of impairment or observable price changes for equity issued by Highview. Since inception of Highview Investment, the Company has recognized $2.2 million of cumulative impairment losses.

The following table details the components of "Other current liabilities" and "Other long-term liabilities" as presented in the Consolidated Balance Sheets:

	As of December 31,
(in thousands)	2021	2020
Other current liabilities:
Current portion of operating lease obligations	$2,157	$1,883
Accrued interest	—	69
Income and other taxes payable	807	1,305
Current portion of mine reclamation liability	1,775	9,370
Other current liabilities	385	369
	$5,124	$12,996
Other long-term liabilities:
Operating lease obligations, long-term	$4,178	$1,109
Mine reclamation liabilities	8,184	12,077
Other	—	287
	$12,362	$13,473
The Mine reclamation liability related to the Five Forks Mine is included in Other long-term liabilities. The Mine reclamation liability related to Marshall Mine, which was assumed in the Marshall Mine Acquisition is included in Other current liabilities" and "Other long-term liabilities." The Mine reclamation liabilities represent AROs. Changes in the AROs were as follows:

	As of December 31,
(in thousands)	2021	2020
Asset retirement obligations, beginning of year	$21,447	$2,721
Asset retirement obligations assumed	—	21,328
Accretion	1,102	543
Liabilities settled	(10,010)	(3,565)
Changes due to scope and timing of reclamation	(2,580)	420
Asset retirement obligations, end of year	9,959	21,447
Less current portion	1,775	9,370
Asset retirement obligations, long-term	$8,184	$12,077
Supplemental Consolidated Statements of Operations Information
Gain on Settlement
On December 29, 2020, the Company and a former customer (the "Parties") reached a settlement (the "Settlement") on various litigation matters (the "Litigation Matters") that resulted in the former customer (the "Former Customer") agreeing to pay to the Company cash of $2.5 million (the "Settlement Amount"), which was received on January 27, 2021. This payment was in exchange for full dissolution of all claims and counterclaims that the two Parties asserted or could have asserted against each other in the Litigation Matters, or which have arisen or may arise against each other but are presently unknown, arising out of or related to the Litigation Matters and related to any other of the Parties’ business dealings, conduct and/or transactions through the date of the Settlement, including all claims for damages, fees, costs, sanctions, or any other amounts due or to become due in connection with the foregoing.
The Company applied the Settlement Amount cash proceeds to both an outstanding trade account receivable and note receivable due from the Former Customer and recognized the excess cash received as a gain of $1.1 million, which is reported as "Gain on settlement" as a component of operating expenses in the Consolidated Statements of Operations for the year ended December 31, 2020.
Gain on Change in estimate, asset retirement obligation
As discussed in Note 4, for the year ended December 31, 2021, recorded a gain on change in estimate of $2.7 million based on its revisions in its estimate of future obligations owed for the reclamation of Marshall Mine.

The following table details the components of "Interest expense" in the Consolidated Statements of Operations:

	Years Ended December 31,
(in thousands)	2021	2020
Interest on Senior Term Loan	$206	$1,708
Debt discount and debt issuance costs	945	1,418
453A interest	13	331
Other	326	463
	$1,490	$3,920
The following table details the components of "Other"in the Consolidated Statements of Operations:

	Years Ended December 31,
(in thousands)	2021	2020
Interest income	$326	$127
Other	314	5
	$640	$132
Note 18 - Income Taxes
The provision for income taxes consists of the following:

	Years Ended December 31,
(in thousands, except for rate)	2021	2020
Current portion of income tax expense:
Federal	$2,741	$1,666
State and other	2,326	1,354
	5,067	3,020
Deferred portion of income tax expense (benefit):
Federal	9,527	5,068
State and other	1,078	(1,577)
	10,605	3,491
Total income tax expense	$15,672	$6,511
Effective tax rate	21%	(47)%
Income tax expense differed from the amount that would be computed by applying the U.S. statutory federal income tax rate of 21% to income before income taxes for the years ended December 31, 2021 and 2020 as follows:

	Years Ended December 31,
(in thousands)	2021	2020
Federal statutory rate	$15,975	$(2,896)
State income taxes, net of federal benefit	2,283	(410)
Permanent differences	(680)	326
Tax credits	(443)	(417)
Valuation allowances	(1,290)	9,148
Changes in tax rates	(33)	(97)
Stock-based compensation	86	285
Return to provision and other true-ups	(40)	572
Other	(186)	—
Income tax expense	$15,672	$6,511

Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset or liability and their reported amounts in the accompanying Consolidated Balance Sheets. These temporary differences result in taxable or deductible amounts in future years. Details of the Company’s deferred tax assets and liabilities are summarized as follows:

	As of December 31,
(in thousands)	2021	2020
Deferred tax assets
Tax credits	$86,097	$93,874
Equity method investments	1,584	5,149
Net operating loss carryforwards	2,388	2,906
Intangible assets	5,126	2,765
ARO, net of reimbursements	—	2,167
Employee related liabilities	1,971	827
Other investments	556	548
Operating lease obligations	1,585	508
Other	138	69
Total deferred tax assets	99,445	108,813
Less valuation allowance	(87,468)	(88,758)
Deferred tax assets	11,977	20,055
Less: Deferred tax liabilities
Property and equipment and other	(8,203)	(7,039)
Upfront customer consideration	(1,747)	(1,847)
Right of use operating lease assets	(1,497)	(270)
Inventory	(197)	(295)
ARO, net of reimbursements	(333)	—
Total deferred tax liabilities	(11,977)	(9,451)
Net deferred tax assets	$—	$10,604
Accounting for income taxes requires that companies assess whether a valuation allowance should be recorded against a deferred tax asset based on an assessment of the amount of the deferred tax asset that is “more likely than not” to be realized. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount that is more likely than not to be realized.
The Company assesses a valuation allowance recorded against deferred tax assets at each reporting date. The determination of whether a valuation allowance is appropriate requires the evaluation of positive and negative evidence that can be objectively verified. Consideration must be given to all sources of taxable income available to realize a deferred tax asset, including, as applicable, the future reversal of existing temporary differences, future taxable income forecasts exclusive of the reversal of temporary differences and carryforwards, taxable income in carryback years and tax planning strategies. In estimating taxes, the Company assesses the relative merits and risks of the appropriate tax treatment of transactions taking into account statutory, judicial and regulatory guidance.
As of December 31, 2021, the Company concluded it is more likely than not the Company will not generate sufficient taxable income within the applicable net operating loss and tax credit carry-forward periods to realize any of its net deferred tax assets. For the year ended December 31, 2021, the Company reduced a valuation allowance from December 31, 2020 by $1.3 million, but as of December 31, 2021 has a valuation allowance equal to 100% of its net deferred tax assets. In reaching this conclusion, the Company primarily considered forecasts of future taxable losses.

The following table presents the approximate amount of state net operating loss carryforwards and federal tax credit carryforwards available to reduce future taxable income, along with the respective range of years that the net operating loss and tax credit carryforwards would expire if not utilized:

	As of December 31,
(in thousands)	2021	Beginning expiration year	Ending expiration year
State and other operating loss carryforwards	$2,388	2026	2036
Federal tax credit carryforwards	$86,097	2032	2040
The following table sets forth a reconciliation of the beginning and ending unrecognized tax positions on a gross basis for the years ended December 31, 2021 and 2020:

	Years Ended December 31,
(in thousands)	2021	2020
Balance as of January 1	$946	$946
Lapse of applicable statute of limitations	(892)	—
Balance as of December 31	$54	$946
For the years ended December 31, 2021 and 2020, the Company did not record any adjustments or recognize interest expense for uncertain tax positions. Interest and penalties related to uncertain tax positions are accrued and included in the "Interest expense"line item in the Consolidated Statements of Operations. Additionally, the Company recognizes interest expense related to the federal tax treatment of RC facilities at Tinuum Group in the "Interest expense "line item in the Consolidated Statements of Operations. Additional information related to the components of "Interest expense"is included in Note 17.
The Company files income tax returns in the U.S. and various states. The Company is no longer subject to U.S. federal examinations by tax authorities for years before 2018. The Company is generally no longer subject to state examinations by tax authorities for years before 2014.
Note 19 - Business Segment Information
Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by a company's chief operating decision maker ("CODM"), or a decision making group, in deciding how to allocate resources and in assessing financial performance. As of December 31, 2021, the Company's CODM was the Company's CEO. The Company's operating and reportable segments are organized by products and services provided.
As of December 31, 2021, the Company has two reportable segments: (1) Refined Coal ("RC"); and (2) Advanced Purification Technologies ("APT").
The business segment measurements provided to and evaluated by the CODM are computed in accordance with the principles listed below:
•The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies except as described below.
•Segment revenues include equity method earnings and losses from the Company's equity method investments.
•Segment operating income (loss) includes segment revenues and allocation of certain corporate general and administrative expenses, which includes Payroll and benefits, General and administrative, and Depreciation, amortization, depletion and accretion.
•RC segment operating income includes interest expense directly attributable to the RC segment.

As of December 31, 2021 and 2020, substantially all of the Company's material assets were located in the U.S. and the majority of its customers are U.S. companies. The following table presents the Company's operating segment results for the years ended December 31, 2021 and 2020:

	Years Ended December 31,
(in thousands)	2021	2020
Revenues:
Refined Coal:
Earnings in equity method investments	$68,726	$30,978
License royalties, related party	14,368	13,440
	83,094	44,418
Advanced Purification Technologies:
Consumables (1)	85,882	53,908
Other	44	15
	85,926	53,923
Total segment reporting revenues	169,020	98,341

Adjustments to reconcile to reported revenues:
Earnings in equity method investments	(68,726)	(30,978)
Total reported revenues	$100,294	$67,363

Segment operating income (loss)
Refined Coal	$82,634	$42,689
Advanced Purification Technologies (2)	5,649	(39,958)
Total segment operating income	$88,283	$2,731
(1) Revenues - Consumables for the year ended December 31, 2020 have been restated. See restatement discussion in Note 2.
(2) Included in APT segment operating income (loss) for the years ended December 31, 2021 and 2020 was $7.4 million and $7.9 million, respectively, of depreciation, amortization, depletion and accretion expenses on mine and plant related long-lived assets and liabilities. Further included in the APT segment operating income for the year ended December 31, 2021 was $2.7 million related to a gain on change in estimate, asset retirement obligation. Additionally, included in APT segment operating loss for the year ended December 31, 2020 was an impairment charge of $26.1 million and the Gain on Settlement of $1.1 million.
A reconciliation of reportable segment operating income to consolidated income (loss) before income taxes is as follows:

	Years Ended December 31,
(in thousands)	2021	2020
Total reported segment operating income	$88,283	$2,731

Adjustments to reconcile to income (loss) before income tax expense attributable to the Company:
Corporate payroll and benefits	(2,478)	(2,866)
Corporate legal and professional fees	(6,014)	(4,954)
Corporate general and administrative	(3,358)	(5,096)
Corporate depreciation and amortization	(505)	(551)
Corporate interest expense, net	(854)	(3,060)
Other income, net	999	5
Income (loss) before income tax expense	$76,073	$(13,791)
Corporate general and administrative expenses include certain costs that benefit the business as a whole but are not directly related to one of the Company's segments. Such costs include, but are not limited to, accounting and human resources staff, information systems costs, legal fees, facility costs, audit fees and corporate governance expenses.

A reconciliation of reportable segment assets to the Company's consolidated assets is as follows:

	As of December 31,
(in thousands)	2021	2020
Assets:
Refined Coal (1)	$4,884	$11,516
Advanced Purification Technologies (2)	83,516	80,877
Total segment assets	88,400	92,393
Corporate (3)	97,036	54,278
Consolidated	$185,436	$146,671
(1) Includes $2.4 million and $7.7 million of investments in equity method investees as of December 31, 2021 and 2020, respectively.
(2) Includes $36.7 million and $34.6 million of long-lived assets, net. Expenditures for additions to long-lived assets were $7.4 million and $7.3 million, respectively, for the years ended December 31, 2021 and 2020.
(3) Includes the Company's net deferred tax assets of zero and $10.6 million as of December 31, 2021 and 2020, respectively.
Note 20 - Fair Value Measurements
Fair Value of Financial Instruments
The carrying amounts of financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, deposits and accrued expenses, approximate their fair values due to the short maturity of these instruments. The carrying amounts of the Senior Term Loan and other obligations, including finance leases, approximate their fair values based on credit terms and market interest rates currently available for similar instruments. Accordingly, these instruments are not presented in the table below. The following table provides the estimated fair values of the remaining financial instruments:

	As of December 31, 2021		As of December 31, 2020
(in thousands)	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial Instruments:
Highview Investment	$552	$552	$552	$552
Highview Obligation	$227	$227	$228	$228
Concentration of credit risk
As of December 31, 2021, the Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Company holds cash and cash equivalents at three financial institutions as of December 31, 2021. If those institutions were unable to perform their obligations, the Company would be at risk regarding the amount of its cash balance in excess of the federal deposit insurance corporation limits ($250 thousand).
Assets and Liabilities Measured at Fair Value on a Recurring Basis
As of December 31, 2021 and December 31, 2020, the Company had no material financial instruments carried and measured at fair value on a recurring basis.
Assets and Liabilities Measured at Fair Value on a Non-Recurring Basis
As disclosed in Note 4, the Company completed the asset acquisition of Marshall Mine, LLC. The estimated fair values of the assets acquired and liabilities assumed were determined based on Level 3 inputs.
As disclosed in Note 6, the Company recorded an impairment charge related to the Asset Group based on a valuation model that included an expected future discounted cash flow model using Level 3 inputs.
As noted in Note 17, the Company accounts for the Highview Investment as an investment recorded at cost, less impairment, plus or minus observable changes in price for identical or similar investments of the same issuer. Fair value measurements, if any, represent either Level 2 or Level 3 measurements.

Note 21 - Major Customers
Revenues from external customers who represent 10% or more of the Company’s revenues for the years ended December 31, 2021 and 2020 were as follows:

			Years ended December 31,
Customer	Revenue Type	Segment(s)	2021	2020
A	License royalties, related party	RC	14%	20%
B	Consumables (1)	APT	14%	6%
C	Consumables (1)	APT	10%	11%
(1) Consumables revenues for the year ended December 31, 2020 have been restated. See restatement discussion in Note 2.
Note 22 - Related Party Transactions
Accounts Receivable
The following table shows the Company's receivable balance associated with related parties as of December 31, 2021 and 2020:

	As of December 31,
(in thousands)	2021	2020
Receivable from related party - Tinuum Group	$2,481	$3,453
Revenues
The following table shows the income recognized with related parties during the years ended December 31, 2021 and 2020:

	Years Ended December 31,
(in thousands)	2021	2020
License royalties, related party - Tinuum Group	$14,368	$13,440
The above Tinuum Group royalties are included in the "License royalties, related party" line in the Consolidated Statements of Operations.
Note 23 - Defined Contribution Savings Plans
The Company sponsors a qualified defined contribution savings plan (the "401(k) Plan") that allows participation by eligible employees who may defer a portion of their gross pay. The Company makes contributions to the 401(k) Plan based on percentages of an employee's eligible compensation as specified in the 401(k) Plan, and such employer contributions are in the form of cash.
The following table presents the amount of the Company's contributions made to the 401(k) Plans:

	Years Ended December 31,
(in thousands)	2021	2020
401(k) Plans employer contributions	$479	$484

Note 24 - Quarterly Financial Results (unaudited)
Summarized quarterly results for the two years ended December 31, 2021 and December 31, 2020 are as follows:

	For the Quarter Ended
(in thousands, except per share data)	December 31, 2021		September 30, 2021	June 30, 2021	March 31, 2021
Revenues	$25,764		$30,858	$21,065	$22,607
Cost of revenues	16,904		19,956	14,732	13,984
Other operating expenses	8,076	(1)	7,603	5,894	8,293
Operating income	784		3,299	439	330
Earnings from equity method investments	6,782		22,195	21,437	18,312
Other (expenses) income, net	(86)		3,340	(343)	(416)
Income before income tax expense	7,480		28,834	21,533	18,226
Income tax expense	1,659		4,581	4,943	4,489
Net income	$5,821		$24,253	$16,590	$13,737
Earnings per common share – basic	$0.32		$1.33	$0.91	$0.76
Earnings per common share – diluted	$0.31		$1.31	$0.90	$0.75
Weighted-average number of common shares outstanding
Basic	18,302		18,292	18,271	18,166
Diluted	18,545		18,489	18,398	18,274
(1) During the fourth quarter of 2021, the Company recorded a gain on change in estimate, asset retirement obligation of $0.8 million related to the Company revising its estimate of future obligations owed for the reclamation of Marshall Mine as further described in Note 17.

	For the Quarter Ended
(in thousands, except per share data)	December 31, 2020		September 30, 2020	June 30, 2020	March 31, 2020
Revenues	$19,743		$21,270	$12,726	$13,624
Cost of revenues	12,076		16,812	8,659	12,852
Other operating expenses	6,117	(1)	7,283	35,132	9,413
Operating income (loss)	1,550		(2,825)	(31,065)	(8,641)
Earnings from equity method investments	5,019		9,518	8,168	8,273
Other expenses, net	(943)		(864)	(814)	(1,167)
Income (loss) before income tax expense	5,626		5,829	(23,711)	(1,535)
Income tax expense	5,196	(2)	854	103	358
Net income (loss)	$430		$4,975	$(23,814)	$(1,893)
Earnings (loss) per common share – basic	$0.02		$0.27	$(1.32)	$(0.11)
Earnings (loss) per common share – diluted	$0.02		$0.27	$(1.32)	$(0.11)
Weighted-average number of common shares outstanding
Basic	18,109		18,093	18,014	17,932
Diluted	18,167		18,103	18,014	17,932
(1) During the fourth quarter of 2020, the Company recorded a gain of 1.1 million related to the Settlement reached with the Former Customer as further described in Note 17.
(2) During the fourth quarter of 2020, the Company recorded income tax expense of $5.2 million primarily due to an increase in the valuation allowance as of December 31, 2020 related to the Company's deferred tax assets.
As discussed in Note 2, the Company concluded that its historical presentation of shipping and handling costs billed to customers as a component of cost of revenues rather than as a component of revenues was incorrect and that the Company's presentation of both the "Revenues - Consumables" and "Consumables cost of revenues, exclusive of depreciation and amortization" line items for the year ended December 31, 2020 should be restated. The impact of this error resulted in an understatement of both the "Revenues - Consumables" and "Consumables cost of revenues, exclusive of depreciation and amortization" line items in the Consolidated Statements of Operations for each of the quarters included in 2020 and for the quarters ended March 31, 2021, June 30, 2021 and September 30, 2021 and is shown below for those periods. The amounts reported above for the three months ended March 31, 2021 and 2020, the three months ended June 30, 2021 and 2020, the three months ended September 30, 2021 and 2020 and the three months ended December 31, 2020 have been restated for this error. There was no impact to operating income (loss), income (loss) before income taxes, net income (loss) or earnings (loss) to any of the 2021 or 2020 periods.
The adjustments for restatement of the quarters ended September 30, 2021, June 30, 2021, and March 31, 2021 are as follows:

	For the Quarter Ended
	September 30, 2021 (Restated)	June 30, 2021 (Restated)	March 31, 2021 (Restated)
	Increase / (Decrease)	Increase / (Decrease)	Increase / (Decrease)
Revenues	2,004	1,432	1,510
Cost of revenues	2,004	1,432	1,510
Operating income	—	—	—
The adjustments for restatement of the quarters ended December 31, 2020, September 30, 2020, June 30, 2020, and March 31, 2020 are as follows:

	For the Quarter Ended
	December 31, 2020 (Restated)	September 30, 2020 (Restated)	June 30, 2020 (Restated)	March 31, 2020 (Restated)
	Increase / (Decrease)	Increase / (Decrease)	Increase / (Decrease)	Increase / (Decrease)
Revenues	1,383	1,799	1,243	1,361
Cost of revenues	1,383	1,799	1,243	1,361
Operating income	—	—	—	—
Note 25 - Subsequent Events
Unless disclosed elsewhere in the notes to the Consolidated Financial Statements, the following is the significant matter that occurred subsequent to December 31, 2021.
On February 25, 2022, the Company received $10.6 million in cash from Cabot (the "Cabot Payment") as a result of a change in control provision in the Supply Agreement (the "Change in Control"), which occurred as a result of the sale of Cabot by its parent, Cabot Corporation. Under the Change in Control, the Company received from Cabot full payment of all amounts outstanding under the Reclamation Reimbursement, payment of all unbilled amounts related to Specific Capital for expenditures incurred through February 28, 2022 and payment of additional Reclamation Costs (the "Cabot Reclamation Costs"). Under the Reclamation Contract, the Company is obligated to remit payment for the Cabot Reclamation Costs to the third party operator of Marshall Mine within a specified timeframe. The Company will account for the Cabot Payment in its March 31, 2022 quarter and does not anticipate any impacts to the Supply Agreement except as described above.

Tinuum Group, LLC and Subsidiaries
CONSOLIDATED FINANCIAL STATEMENTS
As of and for the Years Ended
December 31, 2021 and 2020

Report of Independent Auditors

To the Board of Managers and Members
Tinuum Group, LLC

Report on the Audit of the Financial Statements
Opinion
We have audited the consolidated financial statements of Tinuum Group, LLC and its subsidiaries, which comprise the consolidated balance sheets as of December 31, 2021 and 2020, and the related consolidated statements of operations, members’ equity, and cash flows for the years then ended and the related notes to the consolidated financial statements.
In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Tinuum Group, LLC and its subsidiaries as of December 31, 2021 and 2020, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.
Basis for Opinion
We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Tinuum Group, LLC and its subsidiaries and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Tinuum Group, LLC and its subsidiaries’ ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.
Auditor’s Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.
In performing an audit in accordance with GAAS, we:
•Exercise professional judgment and maintain professional skepticism throughout the audit.
•Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
•Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Tinuum Group, LLC and its subsidiaries’ internal control. Accordingly, no such opinion is expressed.
•Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
•Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Tinuum Group, LLC and its subsidiaries’ ability to continue as a going concern for a reasonable period of time.
We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.
Emphasis of Matter Regarding Going Concern
The accompanying consolidated financial statements have been prepared assuming that Tinuum Group, LLC and its subsidiaries will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, with the expiration of the production tax credit (PTC) as of December 31, 2021 all third-party investor contracts have expired or been terminated and Tinuum Group, LLC and its subsidiaries have terminated reduced emissions fuel production as of December 31, 2021, which has led to cash inflows ending in January 2022. To date, management has not developed an alternative business strategy that would support continued business operations. Given these events and conditions, substantial doubt exists about Tinuum Group, LLC and its subsidiaries’ ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

/s/ Moss Adams LLP
Denver, Colorado
March 4, 2022

TINUUM GROUP, LLC AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
As of December 31, 2021 and 2020
(in thousands)

ASSETS

	2021	2020
CURRENT ASSETS
Cash and cash equivalents	$28,156	$50,540
Accounts receivable	7,727	8,029
Related party receivables	102	—
Income tax receivable	—	5,966
Contract receivables – current	3,342	47,264
Contract costs – current	—	5,541
Inventory	—	13,730
Other current assets	60	11,370
Total current assets	39,387	142,440

Fixed assets, net	220	24,508
Contract receivables – long term	—	4,122
Other assets, net	—	19
TOTAL ASSETS	$39,607	$171,089
The following table presents certain assets of the consolidated variable interest entities ("VIEs"), which are included in the Consolidated Balance Sheets above. The assets in the table below include those assets that can only be used to settle obligations of consolidated VIEs, presented on the following page, and are in excess of those obligations. Additionally, the assets in the table below include third-party assets of consolidated VIEs only and exclude intercompany balances that eliminate in consolidation.

Assets of Consolidated VIEs to be Used to Settle Obligations of Consolidated VIEs

	2021	2020
ASSETS
Cash and cash equivalents	$9,539	$32,050
Accounts receivable	3,001	25
Income tax receivable	—	5,966
Inventory	—	13,724
Other current assets	—	403
Non-current assets	—	10,631
TOTAL ASSETS	$12,540	$62,799

Statement continues on the next page

The accompanying notes are an integral part of the consolidated financial statements

TINUUM GROUP, LLC AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
As of December 31, 2021 and 2020
(in thousands)

LIABILITIES AND MEMBERS' EQUITY

	2021	2020
CURRENT LIABILITIES
Accounts payable	$1,057	$6,446
Accrued liabilities	4,235	6,568
Related party payables	6,636	7,653
Deferred revenue	—	11,898
Note payable to customer	—	5,400
Secured promissory notes	—	6,313
Asset retirement obligations	1,795	—
Accrued retention compensation	1,835	—
Total current liabilities	15,558	44,278

Asset retirement obligations	—	2,070
Accrued retention compensation	—	3,116
TOTAL LIABILITIES	15,558	49,464

MEMBERS' EQUITY
Members’ equity attributable to Class A Members	8,890	59,221
Member equity attributable to Class B Member	9,887	18,769
Noncontrolling interests	5,272	43,635
Total Members' equity	24,049	121,625

TOTAL LIABILITIES AND MEMBERS' EQUITY	$39,607	$171,089

The following table presents certain liabilities of consolidated VIEs, which are included in the Consolidated Balance Sheets above. The liabilities in the table below include third-party liabilities of consolidated VIEs only and exclude intercompany balances that eliminate in consolidation. The liabilities also exclude intercompany amounts where creditors have recourse against the general credit of Tinuum Group, LLC.

Liabilities of Consolidated VIEs for Which Creditors Do Not Have Recourse Against the General Credit of Tinuum Group, LLC

	2021	2020
LIABILITIES
Accounts payable and accrued liabilities	$1,244	$7,859
Related party payables	2,358	3,747
Secured promissory notes	—	6,313
Non-current liabilities	1,795	1,670
TOTAL LIABILITIES	$5,397	$19,589

The accompanying notes are an integral part of the consolidated financial statements.

TINUUM GROUP, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2021 and 2020
(in thousands)

	2021	2020
REVENUES
Reduced emissions and unrefined fuel	$776,397	$619,101
REF Facility revenues – over time	104,905	89,478
REF Facility revenues – point-in-time	(2,643)	(1,129)
Other	606	594
TOTAL REVENUES	879,265	708,044

COST OF SALES (exclusive of depreciation shown separately below)
Feedstock purchases	776,397	619,101
Cost of REF facilities	—	(12)
Chemicals	37,260	27,496
Site and production fees	38,091	35,950
Royalties and fees	20,522	18,860
TOTAL COST OF SALES	872,270	701,395

GROSS PROFIT	6,995	6,649

OPERATING EXPENSES	13,881	11,217

IMPAIRMENT OF REF FACILITIES	15	2,968

DEPRECIATION AND AMORTIZATION EXPENSE	24,101	28,175

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	11,417	15,648

LOSS FROM OPERATIONS	(42,419)	(51,359)

OTHER (INCOME) EXPENSE
Interest income	(570)	(1,744)
Other expense	(536)	655
Interest expense	88	1,671
TOTAL OTHER (INCOME) EXPENSE	(1,018)	582

LOSS BEFORE INCOME TAXES	(41,401)	(51,941)

Deferred tax benefit	(9,769)	(18,979)
Income tax expense	1,061	1,137

NET LOSS	(32,693)	(34,099)

Loss attributable to noncontrolling interests	126,948	91,501

NET INCOME AVAILABLE TO MEMBERS	$94,255	$57,402
The accompanying notes are an integral part of the consolidated financial statements.

TINUUM GROUP, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF MEMBERS' EQUITY
Years Ended December 31, 2021 and 2020
(in thousands)

	Class A Members	Class B Member	Non-Controlling Interests	Total Members' Equity
BALANCES, JANUARY 1, 2020	$117,006	$28,967	$35,588	$181,561

Member contributions	—	—	113,465	113,465
Member distributions	(106,577)	(18,808)	—	(125,385)
Member distributions, noncontrolling interests	—	—	(13,917)	(13,917)
Net income available to members	48,792	8,610	—	57,402
Net loss attributable to noncontrolling interests	—	—	(91,501)	(91,501)

BALANCES, DECEMBER 31, 2020	59,221	18,769	43,635	121,625

Member contributions	—	—	104,450	104,450
Member distributions	(130,448)	(23,020)	—	(153,468)
Member distributions, noncontrolling interests	—	—	(15,865)	(15,865)
Net income available to members	80,117	14,138	—	94,255
Net loss attributable to noncontrolling interests	—	—	(126,948)	(126,948)

BALANCES, DECEMBER 31, 2021	$8,890	$9,887	$5,272	$24,049

The accompanying notes are an integral part of the consolidated financial statements.

TINUUM GROUP, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2021 and 2020
(in thousands)

	2021	2020
CASH, BEGINNING OF YEAR	$50,540	$44,441

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(32,693)	(34,099)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	24,101	28,175
Amortization of contract costs	5,541	21,188
Noncash operating lease expense	182	176
Assets sold as part of REF Facility transaction	—	(12)
(Gain)/loss on sale of assets	(384)	264
Impairment of REF facilities	(15)	2,968
Gain on removal of asset retirement obligation	(131)	(194)
Accretion of asset retirement obligation	399	184
Effects of changes in operating assets and liabilities:
Accounts receivable	302	(1,943)
Related party receivables	(102)	—
Income tax receivable	5,966	(5,062)
Contract receivables	48,044	43,117
Inventory	13,730	(1,864)
Other assets	11,329	8,047
Accounts payable and accrued liabilities	(7,509)	1,010
Accrued retention compensation	(1,281)	3,116
Payments on operating leases	(213)	(200)
Related party payables	(863)	(2,196)
Deferred revenue	(11,898)	2,088
Settlement of asset retirement obligation	(543)	—
Net cash provided by operating activities	53,962	64,763

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures for fixed assets	—	(5,648)
Proceeds from sale of fixed assets	250	99
Net cash provided by/(used) in investing activities	250	(5,549)

CASH FLOWS FROM FINANCING ACTIVITIES
Borrowings under line of credit	—	8,900
Repayments under line of credit	—	(14,400)
Repayments on note payable to customer	(5,400)	(21,600)
Repayments under secured promissory note	(6,313)	(178)
Contributions from noncontrolling interest members	104,450	113,465
Distributions paid to minority interest members	(15,865)	(13,917)
Distributions paid to members	(153,468)	(125,385)
Net cash used in financing activities	(76,596)	(53,115)

NET (DECREASE)/INCREASE IN CASH	(22,384)	6,099

TINUUM GROUP, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2021 and 2020
(in thousands)

CASH, END OF YEAR	$28,156	$50,540

SUPPLEMENTAL DISCLOSURES
Cash paid for interest	$104	$1,824
Cash paid for taxes	1,207	1,212

NON-CASH TRANSACTIONS
Asset proceeds included in reduction of accounts payable	$154	$—
Capital expenditures included in related party payables	—	429
Asset retirement obligation layer	—	631

The accompanying notes are an integral part of the consolidated financial statements.

TINUUM GROUP, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2021 and 2020
(in thousands)
NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES
Tinuum Group, LLC (together with its subsidiaries, "Tinuum" or "TG" or the "Company") develops, manages, sells and leases facilities ("REF Facilities") used in the production and sale of reduced emissions fuel ("REF" or refined coal). The production and sale of REF via these REF Facilities qualifies for production tax credits that are available under Section 45 of the Internal Revenue Code ("PTCs"). The value of the PTC is adjusted annually based on inflation adjustment factors published in the Federal Register. The 2021 and 2020 PTC rates were $7.384 and $7.301 per ton of REF produced, respectively. The PTC period expired as of December 31, 2021 and as a result the Company has ceased production of REF.
Tinuum is owned 42.5% by ADA-ES, Inc. ("ADA"), 42.5% by NexGen Refined Coal, LLC ("NexGen") (collectively, Class A Members), and 15% by GSFS Investments I Corp. ("GSFS" or the "Class B Member"). ADA, NexGen, and GSFS are collectively referred to herein as the “Members.”
Tinuum placed in service 28 REF Facilities prior to January 1, 2012. Each REF Facility has demonstrated the required emissions reductions from the production of REF to qualify for PTCs. The REF produced at these REF Facilities is burned at coal-fired generation stations (the owner of which is a "Generator") and continues to qualify for PTCs for a period of 10 years following the applicable placed in service date. The 28 REF Facilities, of which 23 were operating during the year ended December 31, 2021, no longer qualified for PTCs as of December 31, 2021. Two of the REF Facilities’ ability to produce PTCs ended during December 2019 since those two REF Facilities were placed in service in 2009.
REF Facilities were either sold to or were under lease with third-party investors ("TP Investors") who utilize the REF Facilities to produce REF (each of these REF Facilities is owned or leased by a “Producer Entity”). Some of the Producer Entities are owned or leased exclusively by a TP Investor and some are owned or leased by a TP Investor with some ownership percentage retained by the Company. The REF Facilities are located at coal-fired generation stations throughout the United States. In instances where Tinuum retains certain member interests in a Producer Entity, PTCs generated are allocated to Tinuum in proportion to its member interests and are therefore available for the benefit of Tinuum’s Members. As of December 31, 2020, 23 REF Facilities had been sold or were under lease to TP Investors. For the year ended December 31, 2021, 23 REF Facilities were owned or leased by TP Investors for some portion of the year ranging from six to nearly twelve months. All 23 REF Facilities had ceased operations as of December 31, 2021.
Tinuum Services, LLC ("TS"), operates and maintains the REF Facilities under respective operating and maintenance agreements. TS is owned 50% each by ADA and NexGen and is not consolidated with the accounts of Tinuum. TP Investors of REF Facilities pay TS, subject to certain limitations, a fee for procuring certain proprietary chemical additives, an operating fee for the production of REF, and for the other operating and maintenance costs associated with running the REF Facilities.
Basis of Presentation
The accompanying consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America ("GAAP") and include the accounts of the Company and several variable interest entities ("VIEs"), for which Tinuum is the primary beneficiary. An entity is referred to as a VIE if it meets any of the following criteria outlined in Accounting Standard Codification 810 - Consolidation ("ASC 810"), which are: (i) the entity has equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties; (ii) the entity has equity investors that, as a group, lack the characteristics of a controlling financial interest; or (iii) the entity is structured with non-substantive voting rights.
The Company consolidates a VIE when it has both the power to direct the activities that most significantly impact the VIE’s economic performance and the obligation to absorb losses of the entity that could be potentially significant to the VIE (i.e., it is the primary beneficiary).
All intercompany balances and transactions have been eliminated in consolidation.
Going Concern
Currently, with the expiration of the PTCs as of December 31, 2021, all TP Investor contracts have expired or been terminated and the Company has terminated REF production, which has led to cash inflows to TG ending in January 2022. To date, management has not developed an alternative business strategy that would support continued business operations. Management continues to engage in efforts to pursue an extension of the PTC period by the U.S. Congress, though at present no such extension has been adopted. In the event of a PTC extension in a timely manner, management would investigate any opportunity to continue REF production.
Debt financing is no longer available to the Company.
Management has budgeted, and is planning, to reserve enough cash from the final cash inflows of 2021 and 2022 to satisfy anticipated remaining liabilities and obligations. These cash reserves will be utilized to conduct an orderly wind down of business operations. The decision to commence liquidation of the Company will be subject to approval by the Members.

TINUUM GROUP, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2021 and 2020
(in thousands)
Management has concluded that these factors, in the aggregate, raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements have been prepared on a basis which assumes the Company will be able to continue as a going concern and contemplates the realization of assets and satisfaction of liabilities in the normal course of business, and does not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from uncertainty related to the Company’s ability to continue as a going concern.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Significant estimates include the estimated contingent revenues recognized related to revenues recognized at a point-in-time, assumptions associated with asset retirement obligations (“ARO”) and the final realization of remediation efforts, and the estimate for any outstanding contingent liabilities. Ultimate realization of assets and settlement of liabilities in the future could differ from these estimates.
Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The carrying value approximates fair value due to the short-term nature of these instruments. The Company maintains its cash and cash equivalents in accounts with a local financial institution. These accounts at times may exceed federally insured limits. The Company has not experienced any losses in these accounts and believes it is not exposed to any significant credit risk related to cash and cash equivalents.
Accounts Receivable
Accounts receivable consist primarily of payments due from TP Investors that own or lease the REF Facilities. The carrying amount of accounts receivable may be reduced by a valuation allowance that reflects management's best estimate of amounts that will not be collected. Under the Company’s agreements, interest can accrue on delinquent balances. No interest on delinquent balances was recorded for the years ended December 31, 2021 and 2020. Any allowance for doubtful accounts is based on management’s assessment of the collectability of specific customer accounts and the aging of the accounts receivable. If there is a deterioration of a major customer’s credit worthiness or actual defaults are higher than the historical experience, management’s estimates of the recoverability of amounts due to the Company could be adversely affected. As of December 31, 2021 and 2020, no allowance for doubtful accounts was considered necessary.
Inventory
Inventory is comprised primarily of feedstock fuel and chemicals used in the production and sale of REF at REF Facilities. Inventory is valued at the lower of cost or net realizable value using the average cost method.
Fixed Assets
Fixed assets are stated at historical cost less accumulated depreciation and consist primarily of the REF Facilities and ancillary equipment, including major additions and improvements. Expenditures for major improvements are capitalized, while maintenance and repair costs that do not significantly improve the related asset or extend its useful life are charged to expense as incurred. For financial reporting purposes, depreciation is calculated using the straight-line method over the estimated useful lives of the assets ranging from 3 to 10 years.
The Company records an ARO liability equal to the fair value of the estimated cost to retire a REF Facility. The ARO liability is initially recorded in the period in which the obligation meets the definition of a liability, which is generally when a REF Facility is installed at a generation station ("Site"). The ARO liability is estimated by the Company based on legal removal requirements, historical removal experience, and anticipated future inflation rates. When the liability is initially recorded, the Company increases the carrying amount of the related long-lived asset by an amount equal to the original liability. The liability is increased over time to reflect the change in its present value, and the capitalized cost is depreciated over the useful life of the related long-lived asset. The ARO liability is removed when the Company is relieved of its removal obligation due to either completion of the removal activities at a Site or a transfer of the responsibility for the REF Facility removal to a third party. The Company reevaluates the adequacy of its recorded ARO liability at least annually. Actual costs of asset retirements, such as removing the REF Facility from a Site and related Site restoration, are charged against the related liability. Any difference between costs incurred upon settlement of an ARO and the recorded liability is recognized in other expense as a gain or loss in the Company’s consolidated statements of operations.
Intangible Assets
Tinuum has two exclusive licenses from ADA for the patented and proprietary "CyClean™" and "M-45™" technologies related to the production of REF. The patents underlying the CyClean™ technology license expire beginning in 2021; however, the license agreement includes potential future patents related to the technology. The

TINUUM GROUP, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2021 and 2020
(in thousands)
costs associated with the exclusive CyClean™ license are included in other assets, net on the consolidated balance sheets and are being amortized over the useful economic life of the technology, or approximately 14 years, using the straight-line method. Amortization expense was $0 and $5 for each of the years ended December 31, 2021 and 2020, respectively.
Impairment of Long-Lived Assets
The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell. As part of the Company’s on-going monitoring of its REF Facilities, the Company evaluated the REF Facility assets for potential impairment as of December 31, 2020. Given the expiration of the original PTC period, December 31, 2021, and the fact that the Company does not have an expectation of additional future cash flows associated with the REF Facilities beyond the PTC period, any REF Facilities that had not been invested by TP Investors have been considered to be impaired. Impairment was assessed based upon the future undiscounted cash flows of each REF Facility as compared to its net book value. As a result, the Company recognized an impairment loss of $15 and $2,968 as of and for the years ended December 31, 2021 and 2020, respectively.
Revenue Recognition
REF Facilities
The Company identifies performance obligations by reviewing the combination of customer agreements for material distinct goods and services. Goods and services are distinct when the customer can benefit from them on their own and the promises to transfer these items are separately identifiable from other promises within the contract. When the Company is contracted to provide a single promise (an integrated system), it is treated as a single performance obligation as goods and services are provided with the same pattern of transfer. The Company has identified the provision of the technology sublicense combined with the use of the REF Facility to be a single performance obligation.
REF Facility revenues are recognized based upon the type of contract with the TP Investor. Generally, the Company has three types of contracts with customers (a) Leases, (b) Member Interest Purchase Agreements ("MIPAs") and (c) Asset Purchase Agreements ("APAs"). In all instances the contracts relate to the use of the REF Facility and the related sublicensed patented technology which is necessary for each Producer Entity to produce REF utilizing the REF Facility.
Depending upon the agreement, the Company may receive fixed payments or a combination of fixed and variable payments over the contract term. Variable payments are determined based upon the expected amount of REF production during the defined period. Certain prepayments are received upon execution of TP Investor agreements. Significant judgments and estimates are used in the Company’s revenue policies. Throughout the revenue cycle, the Company evaluates contractual evidence, monitors performance and evaluates variable consideration changes.
For the Leases and MIPAs, revenue is recognized “over time” using the output method, utilizing actual REF production volumes. In these agreements where a prepayment is received, that amount is recorded as deferred revenue and is amortized into revenue in accordance with the amortization period of the respective TP Investor agreement. Contingent consideration associated with Leases or MIPAs is recorded based upon actual REF production volumes achieved, constrained by any contractual limitations or by production volumes that management estimates could occur.
Revenues recorded related to the APAs are recorded when the Company has completed delivery of the REF Facility and has transferred title and control of the REF Facility to the TP Investor. These revenues are recognized at a “point-in-time” based upon the net present value of the expected fixed purchase payments plus management’s estimate of any variable payments associated with the sale. Additionally, since the payments are made quarterly over a time period exceeding one year, a financing component exists to these transactions. For the years ended December 31, 2021 and 2020, interest recorded related to these contracts was $541 and $1,619, respectively, and is recorded as interest income in the statement of operations.
As a result of the recording of APA revenues as of a point-in-time, future cash flows will be received according to the contractual payment schedules, but no future revenues, other than changes in estimates, will be recognized for these contracts. Changes in estimates for variable consideration can occur for a variety of reasons, including but not limited to (i) annual inflation adjustment factors being different from what was originally estimated and (ii) changes in actual versus expected production volumes of REF. For the years ended December 31, 2021 and 2020, the impact of the change in estimate resulted in a decrease in revenues of $2,643 and $1,129, respectively.
Generally, the REF Facility is collateral for the outstanding contract receivable balances recorded by Tinuum.

TINUUM GROUP, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2021 and 2020
(in thousands)
The Company recognizes a contract receivable when the Company transfers control of a REF Facility to the customer in advance of receiving consideration. Contracts with variable consideration are billed quarterly in arrears, once production volumes are known, under similar payment terms.
Reduced Emissions and Unrefined Fuel
The Company’s consolidated VIEs, which are Producer Entities, purchase and take title to feedstock fuel under purchase agreements with each respective Generator or other supplier of feedstock fuel. Each Producer Entity purchases chemicals from third-party vendors and applies them to the feedstock fuel to produce REF utilizing the REF Facility. The REF is sold by the Producer Entities, under REF sale agreements, to a Generator or to another third party at the discretion of the manager of each Producer Entity, as permitted under the applicable Generator agreements. The Company performs REF recertification or redetermination testing periodically as required by Section 45 with respect to production and sale of REF at each of its REF Facilities. During the years ended December 31, 2021 and 2020, each of the Producer Entities sold all of its REF and unrefined fuel (coal untreated but part of the REF process) to third parties that used the fuel to generate electricity and recorded such amounts as reduced emissions and unrefined fuel revenues.
Each VIE utilizes the combination of the REF Facility and the technology license to combine raw materials (feedstock coal and chemicals) to produce REF which is then sold as a separate manufactured product to its customer, the Generator. As a result, the Company recognizes both REF Facility revenues and reduced emissions and unrefined fuel on a gross basis.
An accounts receivable balance represents the Company’s right to consideration that is unconditional and only the passage of time is required before payment of that consideration is due. No allowance for doubtful accounts related to accounts receivable balances or impairment of contract receivables has been recorded as of December 31, 2021 and 2020.
Deferred revenue is recognized when the Company receives consideration in advance of performance.
The Company disaggregates revenue based upon the revenue recognition methodology (over time vs. point-in-time).
Taxes assessed by a governmental agency that are imposed on and concurrent with a specific revenue producing transaction collected by the Company from a customer are excluded from revenues.
Shipping and handling costs are not associated with Tinuum’s products and services and therefore are not included in revenues or costs of revenues. No amounts have been recorded for returns, refunds, or other similar obligations.
Income Taxes
The Company, with the consent of its Members, has elected to be taxed under applicable sections of federal and state income tax laws as a limited liability company treated as a partnership for income tax purposes. As a result of this election, no federal income taxes are incurred by the Company. Instead, the Members are liable for income taxes on their pro rata share of the Company's income, deductions, losses, and credits. In certain states, the Company is taxed based upon shareholder equity or other enterprise considerations. In these instances, the Company records and pays the applicable tax directly to the state agency.
One of the Company’s consolidated VIEs has elected to be a C corporation for federal and state income tax purposes. As a result, that VIE’s income tax provision and related deferred tax assets and liabilities are included within the consolidated financial statements.
Deferred income taxes are provided for temporary differences arising from differences between the financial statement amount and tax basis of assets and liabilities existing at each balance sheet date, using enacted tax rates anticipated to be in effect when the related taxes are expected to be paid. A valuation allowance is established if it is more likely than not that a deferred tax asset will not be realized. The Company includes interest and penalties related to state tax as a component of income tax expense.
The Company applies the requirement of ASC 740, Income Taxes, related to accounting for uncertain tax positions.
In January 2021, the Company was notified that one of its consolidating VIEs was selected for audit by the IRS. Tinuum is the partnership representative and cooperated with the IRS audit requirements. The audit was completed by the IRS during 2021 with no proposed adjustments.
Recent Accounting Pronouncements
The Company does not believe that there are any new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

TINUUM GROUP, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2021 and 2020
(in thousands)
NOTE 2 - FIXED ASSETS
Reduced Emissions Fuel Facilities
Each of the REF Facilities and related components that were placed in service by the Company demonstrated the qualified emissions reductions to qualify for PTCs. REF Facilities are stated at historical cost. Depreciation is calculated using the straight-line method over a 10 year period, commencing with the original placed in service date. All REF Facilities were fully depreciated as of December 31, 2021.
Furniture, Fixtures and Equipment
Furniture, fixtures, and equipment is comprised of office furniture, fixtures and office equipment, including those under finance leases. These assets are recorded at cost and depreciated using the straight-line method with estimated useful lives ranging from 3 to 8 years.
The following table summarizes the components of gross and net carrying amounts for fixed assets as of December 31, 2021 and 2020:

	2021	2020
REF Facilities and related equipment	$73,649	$91,399
Assets associated with removal obligations	1,059	1,637
Furniture, fixtures, equipment and other	1,369	1,397
ROU assets	703	711
Accumulated depreciation	(75,956)	(67,668)
Impairment reserve	(604)	(2,968)
Fixed assets, net	$220	$24,508
Depreciation expense was $24,101 and $28,175, for the years ended December 31, 2021 and 2020, respectively.
During 2021 the Company reevaluated certain REF Facility equipment for which an impairment reserve had been recognized in 2020. Certain REF Facility equipment was either disposed of or sold, resulting in an adjustment to the impairment reserve.
Under the site license agreements between the Producer Entities or Tinuum and the Generators, Tinuum may be required to return the Site upon which the REF Facility is located to its original condition at the end of the applicable contract period. In instances where the applicable agreements place this responsibility on the Company, the Company has recorded a liability for an ARO equal to the fair value of the estimated cost to retire the REF Facility and return each Site to its original condition. The ARO liability was estimated by the Company using estimated and historical facility removal costs and anticipated future inflation rates. This estimated future value was discounted to its present value using the Company’s credit-adjusted risk-free rate. The carrying value of the asset is depreciated on a straight-line basis over the remaining estimated life of the REF Facility asset group. The ARO liability is increased over time to reflect the change in its present value, and the capitalized cost is depreciated over the useful life of the site license. In subsequent periods, the Company is required to make adjustments to AROs based on changes in the estimated fair values of the obligations. Corresponding increases in asset book values are depreciated over the remaining useful life of the related site license. Uncertainties as to the probability, timing, or amount of cash flows associated with AROs may affect management’s estimates of fair value. For the years ended December 31, 2021 and 2020, within operating expenses, the Company recorded $399 and $184 of accretion expense, respectively.
The following table describes changes to the Company’s ARO liability for the years ended December 31, 2021 and 2020:

	2021	2020
Beginning balance	$2,070	$1,449
Liabilities incurred, net	—	631
Gain on removal of liability	(131)	(194)
Accretion	399	184
Settlement of obligations	(543)	—
Ending balance	$1,795	$2,070

TINUUM GROUP, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2021 and 2020
(in thousands)
NOTE 3 - INVENTORY
Inventory is comprised primarily of feedstock fuel and chemicals used in the production and sale of REF at REF Facilities. The Company assesses the inventory valuation on a monthly basis and reduces the value for any obsolete inventory. No valuation allowance was considered necessary as of December 31, 2021 and 2020.

	2021	2020
Feedstock fuel	$—	$12,707
Chemicals	—	1,023
Total inventory	$—	$13,730
NOTE 4 - REVENUES
As discussed in Note 1, revenue is recognized when a performance obligation is satisfied. The Company’s contracts can contain both fixed and variable components of the transaction price. Each contract is evaluated for these components and may be determined to include fixed consideration, variable consideration and financing components as part of the overall transaction price. The Company receives payments from customers based upon specific payment schedules established under each contract. Payment schedules can include a combination of prepayments, fixed payments and variable payments, based upon expected production volumes, and are generally made quarterly.
When a contract is determined to contain variable consideration, the transaction price is estimated using the expected value (i.e., the most likely amount method) to predict revenue for that contract. These variable amounts are estimated at contract inception based upon the projected REF production volumes associated with the specific Generator location. Estimated amounts are included in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. Estimates of variable consideration are estimated based upon contractual terms, historical experience and projected REF production volumes.
Nine REF Facility transactions with TP Investors are transactions with a related party as of December 31, 2021 and 2020. These transactions generally have terms that extend to the date ten years after the placed in service date for the particular REF Facility, subject to earlier termination by the TP Investor at periodic intervals or upon the occurrence of specified events. As of December 31, 2021 all transactions with a related party TP Investor had been terminated.
Under the various TP Investor agreements, Tinuum has committed to provide the REF Facility and the related sublicense for a term as identified in each contract. Most of the agreements expired in 2021 or will expire by the first quarter of 2022. Generally, payments are made quarterly to Tinuum on a net 10 to 30 days basis, in advance of the respective quarter.
Future REF Facility payments, including any eliminated in consolidation, are based on the 2021 levels of REF production and are $9,753 for 2022.
In December 2019, the Company agreed to provide a future price concession to a significant customer. A portion of the price concession was provided via a note payable (“Customer Note”) under which the Company would make monthly principal and interest payments to the customer commencing in January 2020 and continuing through March 2021. The Customer Note was $27,000 and the Company recorded the amount as contract costs on the consolidated balance sheet and allocated the payments to the customer as a reduction to the transaction price of the existing contracts with the customer. The reduction in the transaction price was recorded monthly, commencing with the contract date of December 2019 through the end of the term of the payments of March 31, 2021. The reduction in the transaction price is recorded as production volumes are achieved (over time). For the years ended December 31, 2021 and 2020, the Company reduced revenues under this price concession contract by $5,226 and $20,903, respectively.
In certain instances, the Company employs outside parties to facilitate the commencement of a Lease, MIPA or APA transaction. Under these agreements, the Company typically pays the outside party a fee (“Fee”) relative to either the collection of revenues by the Company or the REF production volumes achieved. Under the Lease and MIPA transactions, any related contract costs are recorded as the production volumes or collection of revenues are achieved. These amounts are recorded as a component of cost of goods sold. Under the APA agreements, the Fees are capitalized as contract costs based on the estimated revenues recognized at the commencement of the contract and are amortized as a reduction of revenue over the period of benefit. For the years ended December 31, 2021 and 2020, Fees included in contract costs on the consolidated balance sheet were $0 and $315, respectively.

TINUUM GROUP, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2021 and 2020
(in thousands)
NOTE 5 - VARIABLE INTEREST ENTITIES
For the years ended December 31, 2021 and 2020, the Company consolidates nine entities (the “TG VIEs”) that were created as REF production companies. The operations include the purchase of feedstock fuel from a Generator, application of chemicals utilizing that Producer Entity’s REF Facility, and the subsequent sale of REF to the Generator. In all nine of the TG VIEs, CCS-AE, LLC (“CCS-AE”), a subsidiary of the Company, or another Tinuum entity is the manager (“Managing Member”) and holds a 0.2% or 1.0% member interest, depending on the transaction. As the Managing Member of the TG VIEs, CCS-AE or Tinuum directs the activities that are considered most significant to the entities. Based upon the criteria set forth in ASC 810, the Company has determined that it is the primary beneficiary in the TG VIEs for the years ended December 31, 2021 and 2020. As such, the financial results of the TG VIEs are consolidated with the results of the Company, and the results attributable to the other owners are presented as noncontrolling interests within the consolidated financial statements.
Creditors of the TG VIEs have no recourse against the general credit of the Company (outside of its member interest or specific guarantee obligations) and the assets of the Company are not collateral for any TG VIE obligations. The operations of all nine entities are financed through capital calls of the respective members in proportion to their member interests. In the event that a member defaults on a capital call request made by the Managing Member, the Managing Member may (i) withhold distributions payable to the defaulting member or sue for the amount due, and/or (ii) elect to transfer the defaulting member’s interest to a separate legal entity controlled by the Managing Member, or (iii) suspend operations of the REF Facility. In certain instances, the TP Investor has the ability to put, and Tinuum has the ability to call, the other member interests at a purchase price equal to fair market value.
Under the provisions of certain of the TG VIEs’ various agreements, including the leases of REF Facilities or the partnership operations of the TG VIEs, the agreements terminate during time periods ranging from the fourth quarter of 2021 through December 31, 2022, unless terminated earlier by written consent of the members.
Under certain of the TG VIE agreements, capital call limitations exist, limiting the amount of capital calls if certain operational costs are exceeded.
NOTE 6 - NOTES PAYABLE
Line of Credit
In September 2019, the 2013 Revolver (“Revolver”) with BOK Financial (“BOK”), was amended and replaced with the Fifth Amendment to the Revolver (“Fifth Amendment”). The Fifth Amendment expired on December 31, 2020 and was not renewed and all balances were fully repaid. Under the Fifth Amendment, prior to expiration, the available borrowing limit was:

Available Borrowing Limit
For the period ending December 30, 2019 through September 29, 2020	$7,000
For the period commencing September 30, 2020 through December 30, 2020	$3,400
For the period after December 31, 2020	$—
The Fifth Amendment required any outstanding borrowings to be fully repaid for a period of fifteen consecutive days during two non-consecutive calendar quarters.
Amounts outstanding under the Fifth Amendment were repaid at the option of the Company. Any undrawn balance during the years ended December 31, 2020, was subject to a quarterly unused facility fee in the amount of 0.826% annually. Interest on outstanding balances was payable monthly and was accrued at the greater of 5.5% per annum or the prime rate (as defined in the agreement) plus 1.0%.
The Fifth Amendment was collateralized by the assets of the Company and the equity interests and proceeds related to such equity interests of each material subsidiary owned by the Company. The Fifth Amendment was also collateralized by the Company’s deposit accounts held at BOK. These accounts were not restricted by the Fifth Amendment.
Customer Note
As mentioned in Note 4, in December 2019, the Company agreed to provide a future price concession to a significant customer via a Customer Note. The Company made monthly principal and interest payments to the customer. Payments commenced in January 2020 and extended through March 2021, when the Customer Note was fully repaid. As of December 31, 2020, the Customer Note balance was $5,400. The Customer Note bears interest at 8% per annum.

TINUUM GROUP, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2021 and 2020
(in thousands)
Under the Customer Note, Tinuum has agreed to maintain a Cash Reserve Account of $3,000, to limit additional indebtedness to $7,000 (plus amounts to finance Company insurance premiums plus a maximum of $500 for finance leases) and to maintain compliance with certain loan covenants. At December 31, 2020, the Company was in compliance with the Customer Note covenants.
Secured Promissory Note
In February 2014, a VIE consolidated into the consolidated financial statements of the Company, entered into an $11,000 secured promissory note (the “Note”) with a Generator from which it purchases feedstock fuel, and to which it sells reduced emissions and unrefined fuel on a monthly basis. The purpose of the Note is to finance the purchases of feedstock fuel from the Generator. The amount of principal and interest owed is dependent upon the amount of feedstock fuel purchased and reduced emissions and unrefined fuel sold between the two parties and is net settled on a monthly basis. The Note was collateralized by the feedstock fuel inventory.
The Note bears interest at a per annum rate equal to the short-term applicable federal rate announced by the IRS in December of each year. The interest rate for the years ended December 31, 2021 and 2020 was 0.14% and 1.60% per annum, respectively. Interest is payable quarterly in arrears.
All outstanding amounts owed under the Note are due and payable on the earlier of December 31, 2021 or the termination or expiration of the Feedstock Coal Purchase Agreement between the TG VIE and the Generator. The Note was fully repaid as of December 31, 2021.
As of December 31, 2021 and 2020, respectively, the outstanding balance on the Note was $0 and $4,327 with interest payable of $0 and $16, respectively.
In June 2018, a second VIE consolidated into the consolidated financial statements of the Company, entered into an $1,986 secured promissory note (“2018 Note”) with a Generator to fund the initial purchase of feedstock fuel. The 2018 Note bears interest at a per annum rate equal to the mid-term applicable federal rate announced by the IRS in December of each year. The rate was 0.48% and 1.67% for the years ended December 31, 2021 and 2020, respectively. Interest is payable quarterly in arrears. The 2018 Note is collateralized by the feedstock fuel inventory.
All outstanding amounts owed under the 2018 Note are due and payable on the earlier of December 31, 2025, or the termination or expiration of the Feedstock Coal Purchase Agreement between the Company and the Generator.
As of December 31, 2021 and 2020, respectively, the outstanding balance on the Note was $0 and $1,986. Interest payable of $1 and $3 was recorded as of December 31, 2021 and 2020, respectively.
NOTE 7 - MEMBERS’ EQUITY
Under the Class B Unit Purchase Agreement (“Class B Agreement”) with GSFS, which was entered into upon the amendment and restatement of the Tinuum Operating Agreement in 2011, ADA and NexGen each entered into a limited guarantee agreement under which the parties are obligated to guarantee performance by Tinuum of its obligations to indemnify GSFS against certain losses it may suffer as a result of inaccuracies or breach in representations and covenants related to the Class B Agreement or REF Facilities’ lease agreements with GSFS affiliates. ADA and NexGen entered into a contribution agreement where, in the event of such a breach, they have agreed to contribute their pro rata share of any amounts under the limited guarantee.
The Class B units were considered conditionally redeemable as specified in the Second Amended and Restated Operating Agreement and the Class B Agreement. Upon satisfaction of the redemption criteria in 2018, GSFS continues to own the Class B units which have no further capital call requirements and have limited voting rights. In September 2019, the Second Amended and Restated Operating Agreement was amended to eliminate the preferential redemption provisions for the Class B shares and simultaneously reallocated certain tax attributes between the Class A and B Members.
The Company had the following classes and percentages of Member units issued and outstanding at December 31, 2021 and 2020.

Class A Units (voting)	85%
Class B Units (non-voting)	15%
NOTE 8 - INCOME TAXES
During the years ended December 31, 2021 and 2020, the Company has concluded that there are no significant uncertain tax positions that would require recognition or disclosure in the financial statements. As of December 31, 2021 and 2020, the Company made no provision for interest or penalties related to uncertain positions.

TINUUM GROUP, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2021 and 2020
(in thousands)
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for income tax purposes related to one of the Company’s consolidated VIEs. Under a tax sharing agreement with the specific TP Investor of this VIE, the deferred tax assets are allocated specifically to the TP Investor and are not for the benefit of Tinuum or its members. On a quarterly basis, the TP Investor provides a cash payment to the VIE for the prior quarter’s tax benefits generated, generally production tax credits and net operating losses. As a result, the quarterly estimated funding is presented as an income tax receivable in the consolidated balance sheets. As of December 31, 2021, an income tax payable is being presented as the estimated funding exceeded the actual TP investor provision.
The income tax payable as of December 31, 2021 is included in accrued liabilities in the consolidated balance sheets and consists of:

2021
Net operating losses	$28
Deferred tax liability	—
Production tax credits	—
TP Investor provision modification	(93)
Income tax payable	$(65)

The income tax receivable as of December 31, 2020 consists of:

2020
Net operating losses	$1,026
Deferred tax liability	(21)
Production tax credits	4,961
Income tax receivable	$5,966
Net operating loss carryforwards can be carried forward indefinitely and the PTCs can be carried forward for 20 years.
For the years ended December 31, 2021 and 2020, income tax expense (benefit) consisted of the following:

	2021	2020
Current	$1,061	$1,137
Deferred	(9,769)	(18,979)
Total income tax (benefit) expense	$(8,708)	$(17,842)

TINUUM GROUP, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2021 and 2020
(in thousands)
NOTE 9 - RELATED PARTY TRANSACTIONS
During 2021 and 2020, the Company incurred expenses and capital expenditures and had amounts payable (excluding capital distributions) to and revenues recognized from the following related party entities:

	ADA	TS	GSFS Affiliates	NexGen and Affiliates
	(a)	(b)	(c)	(d)
Accounts Receivable as of the Year Ended
December 31, 2021	$102	$—	$—	$—

Accounts Payable as of the Year Ended
December 31, 2021	$2,467	$4,154	$—	$15
December 31, 2020	3,454	4,179	—	20

Revenues Recognized During the Year Ended
December 31, 2021	$—	$(2,230)	$85,672	$34
December 31, 2020	—	(593)	88,243	—

Expenses Incurred During the Year Ended
December 31, 2021	$14,377	$18,668	$—	$240
December 31, 2020	13,656	16,629	—	527

(a)	ADA expenses include expenditures for royalties and consulting services.
(b)
TS expenses include operating expenses associated with the operations of REF Facilities. TS revenues include APA point in time revenue estimates and management fee revenues from TP Investors included within the TS consolidated financial statements.

(c)	GSFS affiliates revenues relate to REF Facility lease revenues recognized.
(d)	NexGen and affiliates expenses include management fees and labor costs.
The Company acquires substantial amounts of fixed assets from TS. For the years ended December 31, 2021 and 2020, the Company acquired $0 and $5,549, respectively, of capital assets from its related party, TS.
For the year ended December 31, 2021, TS incurred, on the Company’s behalf, proceeds related to the sale of fixed assets in the amount of $250.
NOTE 10 - COMMITMENTS
Purchase Commitments
In November 2011, Tinuum entered into a technology licensing agreement with ADA whereby Tinuum agreed to pay ADA royalties based on a percentage of operating income from REF production at REF Facilities that utilize the M-45™ technology. During the years ended December 31, 2021 and 2020, respectively, the Company recognized royalty expense under cost of sales in the amounts of $14,354 and $13,440 respectively.
In December 2015 the Company was assigned, by TS, a Master Supply Agreement with a chemical vendor. Under the agreement the Company had a commitment commencing January 1, 2015, for minimum purchase quantities of the specified chemical that if not achieved would require a shortfall payment amount (“Shortfall”) to be paid to the vendor on a monthly basis. Any Shortfall payment required would be applied to future chemical purchases once certain minimum volume levels were achieved. In 2018 an agreement was reached to further amend the Master Supply Agreement and the Company made an additional prepayment of $8,187 resulting in a total prepaid amount of $17,755 on deposit with the vendor as of December 31, 2019. Beginning in August 2020, the Company started utilizing the prepaid deposit balance through ongoing chemical usage. The prepaid deposit balance was fully utilized

TINUUM GROUP, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2021 and 2020
(in thousands)
as of December 31, 2021 and therefore the balance was $0 at December 31, 2021. As of December 31, 2020, the balance was $10,632 and was included within other current assets in the Company’s consolidated balance sheets.
Retention Compensation
It has been an ongoing practice of the Company to provide severance payments to employees that are involuntarily terminated for reasons other than for cause. In anticipation of the wind down of operations expected by 2022, the Company has formalized that practice into a retention compensation program. The purpose of the program is to incent employees to remain with the Company through the wind down dates necessary for the successful cessation of the Company. Certain executive employees have contracts that do not have a defined retention date but provide for severance payment provisions equivalent to one year of base salary that only become due and payable upon a decision by the Board of Managers to terminate an executive other than for cause. The potential estimated liability under these contracts is approximately $750. All non-executive employees have a retention bonus agreement with a defined dollar amount that is payable by the Company upon the earlier of the Company’s initiation of an involuntary termination or the employee remaining with the Company until the defined retention date within their agreement. Any employees electing to voluntarily terminate employment with the Company prior to their defined retention date will forfeit their retention bonus amount. Compensation expense of $3,116 and $2,048 was recognized for the years ended December 31, 2021 and 2020, respectively. A remaining liability of $3,613 is recorded and of this amount $1,835 is included in other current liabilities for TG employees and $1,778 is in the related party payables related to TS employees with retention dates in 2022.
401k Profit Sharing Plan and Other Benefits
The Company offers a defined contribution and profit sharing plan (the “Plan”) to employees who are over 18 years of age and have been employed by the Company for more than 30 days. Employees can deposit up to 80% of their eligible pay up to the statutory limit in the Plan. The Company contributes 3% of employees’ eligible pay to the Plan as safe harbor contributions and an additional matching contribution equivalent to 50% of the first 6% of employee contributions. Company contributions charged to benefits expense was $157 and $194 for the years ended December 31, 2021 and 2020, respectively.
As of January 24, 2022, the Company has initiated the termination of the Plan. Accordingly, employees will be required to roll over their balances under the termination provisions stipulated by the Plan.
Office Lease
Tinuum’s ROU asset and lease liability are comprised of its lease for its corporate office space. The lease has an eight-year term that commenced in March 2014. The lease does not include renewal options that the Company expects to utilize. The Company has utilized its implicit borrowing rate of 5.75% to calculate the ROU asset and lease liabilities. Operating lease expense for each of the years ended December 31, 2021 and 2020 was $197 and $199 respectively. Operating leases are included in the ROU assets within fixed assets, net, and lease liabilities are included within accrued liabilities on the consolidated balance sheets. Real estate taxes and common area maintenance charges are expensed as incurred as operating expenses and are not included in the lease payments.
As of December 31, 2021, future annual lease payments under lease agreements through December 31, 2022 are $233 less $7 of interest expense, reflecting a present value of lease liabilities of $226.
NOTE 11 - CONCENTRATIONS
The Company’s operations were dependent upon TP Investors leasing or purchasing REF Facilities. Further, under the terms of the various TP Investor agreements, the agreements were subject to termination or modification by the TP Investor at periodic intervals or upon the occurrence of specified events which included amendments to Section 45 of the Internal Revenue Code. The termination or modification of all or a material portion of any TP Investor agreements would have had a significant adverse impact on the Company’s future operations and financial condition.
Additionally, the production and sale of REF was dependent upon the plant operations of specific generating stations where the REF Facilities were located. Production at these locations could have been impacted by the demand for electricity, the amount of fuel burned by the utility to produce electricity, disruptions due to foreseen or unforeseen plant outages, or changes in government regulations related to electricity generation or coal burning activities.
Certain of the chemicals utilized by the Company to produce REF were available from a limited number of vendors in the United States. The Company's operations could have been materially and adversely affected if the Company encountered difficulty procuring these chemicals, the quality of available chemicals deteriorated or there were significant price increases for the chemicals.
NOTE 12 - SUBSEQUENT EVENTS
Management evaluated subsequent events through March 4, 2022, the date financial statements were available to be issued.

INDEX TO THE FINANCIAL STATEMENTS OF ADVANCED EMISSIONS SOLUTIONS, INC.

Page
Unaudited Consolidated Financial Statements of Advanced Emissions Solutions, Inc. as of June 30, 2022 and for each of the three and six months ended June 30, 2022 and June 30, 2021:
Consolidated Balance Sheets as of June 30, 2022 and December 31, 2021	F-66
Consolidated Statements of Operations for the three and six months ended June 30, 2022 and June 30, 2021	F-67
Consolidated Statements of Changes in Stockholders’ Equity for the three and six months ended June 30, 2022 and June 30, 2021	F-68
Consolidated Statements of Cash Flows for the six months ended June 30, 2022 and June 30, 2021	F-69
Notes to Consolidated Financial Statements	F-70

See “Where You Can Find More Information” beginning on page 214 on this proxy statement/prospectus.

Advanced Emissions Solutions, Inc. and Subsidiaries
Condensed Consolidated Balance Sheets
(Unaudited)

	As of
(in thousands, except share data)	June 30, 2022	December 31, 2021
ASSETS
Current assets:
Cash	$80,819	$78,753
Receivables, net	12,659	12,622
Receivables, related parties	—	2,481
Inventories, net	12,109	7,850
Prepaid expenses and other current assets	7,441	6,661
Total current assets	113,028	108,367
Restricted cash, long-term	10,000	10,027
Property, plant and equipment, net of accumulated depreciation of $9,428 and $7,684, respectively	31,149	30,171
Other long-term assets, net	29,575	36,871
Total Assets	$183,752	$185,436
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$14,150	$16,486
Current portion of finance lease obligations	1,235	1,011
Other current liabilities	5,202	5,124
Total current liabilities	20,587	22,621
Long-term finance lease obligations, net of current portion	3,998	3,152
Other long-term liabilities	14,662	12,362
Total Liabilities	39,247	38,135
Commitments and contingencies (Note 7)
Stockholders’ equity:
Preferred stock: par value of $.001 per share, 50,000,000 shares authorized, none issued	—	—
Common stock: par value of $.001 per share, 100,000,000 shares authorized, 23,693,208 and 23,460,212 shares issued, and 19,075,062 and 18,842,066 shares outstanding at June 30, 2022 and December 31, 2021, respectively	24	23
Treasury stock, at cost: 4,618,146 and 4,618,146 shares as of June 30, 2022 and December 31, 2021, respectively	(47,692)	(47,692)
Additional paid-in capital	102,668	102,106
Retained earnings	89,505	92,864
Total Stockholders’ Equity	144,505	147,301
Total Liabilities and Stockholders’ Equity	$183,752	$185,436

See Notes to the Condensed Consolidated Financial Statements.

Advanced Emissions Solutions, Inc. and Subsidiaries
Condensed Consolidated Statements of Operations
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands, except per share data)	2022	2021	2022	2021
Revenues:
Consumables	$24,739	$17,408	$51,141	$35,949
License royalties, related party	—	3,657	—	7,723
Total revenues	24,739	21,065	51,141	43,672
Operating expenses:
Consumables cost of revenue, exclusive of depreciation and amortization	19,910	14,732	41,417	28,716
Payroll and benefits	2,519	2,908	5,145	5,377
Legal and professional fees	1,555	1,431	3,727	3,234
General and administrative	1,869	1,593	3,795	3,508
Depreciation, amortization, depletion and accretion	1,588	1,904	3,094	4,010
Loss (gain) on change in estimate, asset retirement obligation	34	(1,942)	34	(1,942)
Total operating expenses	27,475	20,626	57,212	42,903
Operating (loss) income	(2,736)	439	(6,071)	769
Other income (expense):
Earnings from equity method investments	2,389	21,437	3,222	39,749
Interest expense	(90)	(493)	(176)	(1,330)
Other	111	150	(334)	571
Total other income	2,410	21,094	2,712	38,990
(Loss) income before income tax expense	(326)	21,533	(3,359)	39,759
Income tax expense	—	4,943	—	9,432
Net (loss) income	$(326)	$16,590	$(3,359)	$30,327
(Loss) earnings per common share (Note 1):
Basic	$(0.02)	$0.91	$(0.18)	$1.66
Diluted	$(0.02)	$0.90	$(0.18)	$1.65
Weighted-average number of common shares outstanding:
Basic	18,473	18,271	18,409	18,219
Diluted	18,473	18,398	18,409	18,356

Advanced Emissions Solutions, Inc. and Subsidiaries
Condensed Consolidated Statements of Changes in Stockholders' Equity
(Unaudited)

	Common Stock		Treasury Stock
(Amounts in thousands, except share data)	Shares	Amount	Shares	Amount	Additional Paid-in Capital	Retained Earnings	Total Stockholders’ Equity
Balances, January 1, 2022	23,460,212	$23	(4,618,146)	$(47,692)	$102,106	$92,864	$147,301
Stock-based compensation	323,742	1	—	—	463	—	464
Repurchase of common shares to satisfy minimum tax withholdings	(59,736)	—	—	—	(382)	—	(382)
Net loss	—	—	—	—	—	(3,033)	(3,033)
Balances, March 31, 2022	23,724,218	24	(4,618,146)	(47,692)	102,187	89,831	144,350
Stock-based compensation	(30,459)	—	—	—	484	—	484
Repurchase of common shares to satisfy minimum tax withholdings	(551)	—	—	—	(3)	—	(3)
Net loss	—	—	—	—	—	(326)	(326)
Balances, June 30, 2022	23,693,208	$24	(4,618,146)	$(47,692)	$102,668	$89,505	$144,505

	Common Stock		Treasury Stock
(Amounts in thousands, except share data)	Shares	Amount	Shares	Amount	Additional Paid-in Capital	Retained Earnings	Total Stockholders’ Equity
Balances, January 1, 2021	23,141,284	$23	(4,618,146)	$(47,692)	$100,425	$32,454	$85,210
Stock-based compensation	381,339	—	—	—	421	—	421
Repurchase of common shares to satisfy minimum tax withholdings	(40,975)	—	—	—	(216)	—	(216)
Net income	—	—	—	—	—	13,737	13,737
Balances, March 31, 2021	23,481,648	23	(4,618,146)	(47,692)	100,630	46,191	99,152
Stock-based compensation	(25,330)	—	—	—	566	—	566
Repurchase of common shares to satisfy minimum tax withholdings	(3,833)	—	—	—	(25)	—	(25)
Net income	—	—	—	—	—	16,590	16,590
Balances, June 30, 2021	23,452,485	$23	(4,618,146)	$(47,692)	$101,171	$62,781	$116,283
See Notes to the Condensed Consolidated Financial Statements.

Advanced Emissions Solutions, Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows
(Unaudited)

	Six Months Ended June 30,
(in thousands)	2022	2021
Cash flows from operating activities
Net (loss) income	$(3,359)	$30,327
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation, amortization, depletion and accretion	3,094	4,010
Earnings from equity method investments	(3,222)	(39,749)
Operating lease expense	1,300	912
Stock-based compensation expense	948	987
Deferred income tax expense	—	6,817
Amortization of debt discount and debt issuance costs	—	945
Loss (gain) on change in estimate, asset retirement obligation	34	(1,942)
Other non-cash items, net	449	(319)
Changes in operating assets and liabilities:
Receivables and related party receivables	2,444	1,362
Prepaid expenses and other assets	(779)	(723)
Inventories, net	(4,079)	1,327
Other long-term assets, net	2,942	(2,746)
Accounts payable and accrued expenses	(2,509)	(447)
Other current liabilities	(450)	(1,468)
Operating lease liabilities	1,999	2,048
Other long-term liabilities	649	(2,334)
Distributions from equity method investees, return on investment	2,297	19,144
Net cash provided by operating activities	1,758	18,151
Cash flows from investing activities
Distributions from equity method investees in excess of cumulative earnings	3,316	24,732
Acquisition of property, plant, equipment, and intangible assets, net	(2,889)	(4,573)
Mine development costs	(326)	(653)
Proceeds from sale of property and equipment	1,204	895
Net cash provided by investing activities	1,305	20,401
Cash flows from financing activities
Principal payments on finance lease obligations	(594)	(818)
Repurchase of common shares to satisfy tax withholdings	(385)	(241)
Dividends paid	(45)	(90)
Principal payments on term loan	—	(16,000)
Net cash used in financing activities	(1,024)	(17,149)
Increase in Cash and Restricted Cash	2,039	21,403
Cash and Restricted Cash, beginning of period	88,780	35,932
Cash and Restricted Cash, end of period	$90,819	$57,335
Supplemental disclosure of non-cash investing and financing activities:
Acquisition of property and equipment through finance lease	$1,641	$—
Acquisition of property and equipment through accounts payable	$173	$163
See Notes to the Condensed Consolidated Financial Statements.

Advanced Emissions Solutions, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)
Note 1 - Basis of Presentation
Nature of Operations
Advanced Emissions Solutions, Inc. ("ADES" or the "Company") is a Delaware corporation with its principal office located in Greenwood Village, Colorado and operations located in Louisiana. The Company is principally engaged in the sale of consumable air and water treatment solutions including activated carbon ("AC") and chemical technologies. The Company's proprietary technologies in the advanced purification technologies ("APT") market enable customers to reduce air and water contaminants, including mercury and other pollutants, to maximize utilization levels and to improve operating efficiencies to meet the challenges of existing and pending air quality and water regulations. The Company manufactures and sells AC used to capture and remove contaminants for coal-fired power, industrial and water treatment markets. The Company also owns an associated lignite mine ("Five Forks Mine") which supplies the primary raw material for manufacturing AC.
Through December 31, 2021, the Company generated substantial earnings from its equity ownership in Tinuum Group, LLC ("Tinuum Group") and Tinuum Services, LLC ("Tinuum Services"), both of which are unconsolidated entities. Both Tinuum Group and Tinuum Services ceased material operations effective December 31, 2021 as a result of the expiration of a tax credit program under Internal Revenue Code Section 45 - Production Tax Credit (the "Section 45 Tax Credit Program"). Tinuum Group provided reduction of mercury and nitrogen oxide ("NOx") emissions at select coal-fired power generators through the production and sale of refined coal ("RC") that qualified for tax credits under the Section 45 Tax Credit Program ("Section 45 tax credits"). The Company also earned royalties for technologies which were licensed to Tinuum Group and used at certain RC facilities to enhance combustion and reduce emissions of NOx and mercury from coal burned to generate electrical power. Tinuum Services operated and maintained the RC facilities under operating and maintenance agreements with Tinuum Group and owners or lessees of the RC facilities. Presently, both Tinuum Group and Tinuum Services continue to wind-down their operations, and the Company expects to receive final cash distributions, which are not expected to be significant, from these entities during 2022.
Basis of Presentation
The accompanying Condensed Consolidated Financial Statements of ADES are unaudited and have been prepared in conformity with accounting principles generally accepted in the United States ("U.S. GAAP") and with Article 10 of Regulation S-X of the Securities and Exchange Commission. In compliance with those instructions, certain information and footnote disclosures normally included in annual consolidated financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.
The unaudited Condensed Consolidated Financial Statements of ADES in this quarterly report ("Quarterly Report") are presented on a consolidated basis and include ADES and its wholly-owned subsidiaries (collectively, the "Company"). Also included within the unaudited Condensed Consolidated Financial Statements are the Company's unconsolidated equity investments, Tinuum Group and Tinuum Services, which are accounted for under the equity method of accounting, and Highview Enterprises Limited (the "Highview Investment"), which is accounted for in accordance with U.S. GAAP applicable to equity investments that do not qualify for the equity method of accounting.
Results of operations and cash flows for the interim periods are not necessarily indicative of the results that may be expected for the entire year. All significant intercompany transactions and accounts were eliminated in consolidation for all periods presented in this Quarterly Report.
In the opinion of management, these Condensed Consolidated Financial Statements include all normal and recurring adjustments considered necessary for a fair presentation of the results of operations, financial position, stockholders' equity and cash flows for the interim periods presented. These Condensed Consolidated Financial Statements should be read in conjunction with the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 (the "2021 Form 10-K"). Significant accounting policies disclosed therein have not changed.
Earnings (Loss) Per Share
Basic earnings (loss) per share is computed using the weighted-average number of shares of common stock outstanding during the reporting period. Diluted earnings (loss) per share is computed in a manner consistent with that of basic earnings per share, while considering other potentially dilutive securities. For the three and six months ended June 30, 2022 and June 30, 2021, potentially dilutive securities consist of unvested restricted stock awards ("RSA's") and contingent performance stock units ("PSU's").

Advanced Emissions Solutions, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)
The following table sets forth the calculations of basic and diluted (loss) earnings per share:

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands, except per share amounts)	2022	2021	2022	2021
Net (loss) income	$(326)	$16,590	$(3,359)	$30,327

Basic weighted-average common shares outstanding	18,473	18,271	18,409	18,219
Add: dilutive effect of equity instruments	—	127	—	137
Diluted weighted-average shares outstanding	18,473	18,398	18,409	18,356
(Loss) earnings per share - basic	$(0.02)	$0.91	$(0.18)	$1.66
(Loss) earnings per share - diluted	$(0.02)	$0.90	$(0.18)	$1.65
For the three and six months ended June 30, 2022 and 2021, potentially dilutive securities of 0.8 million and 0.1 million shares, and 0.7 million and zero shares of common stock, respectively, were outstanding but were not included in the calculation of diluted net (loss) income per share because the effect would have been anti-dilutive.
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. There have been no changes in the Company’s critical accounting estimates from those that were disclosed in the 2021 Form 10-K. Actual results could differ from these estimates.
Risks and Uncertainties
The loss of earnings and cash distributions from both Tinuum Group and Tinuum Services will continue to have a material adverse impact on the Company’s financial position, results of operations and cash flows. For 2022, the Company is principally dependent on operations of its APT business and its cash on hand to provide liquidity over the near and long term. The Company's revenues, sales volumes, earnings and cash flows are significantly affected by prices of competing power generation sources such as natural gas and renewable energy. During periods of low natural gas prices, natural gas provides a competitive alternative to coal-fired power generation and therefore, coal consumption may be reduced, which in turn reduces the demand for the Company's products. However, during periods of higher prices for competing power generation sources, there is an increase in coal consumption and thus demand for the Company's products also increases.
In addition, coal consumption and demand for the Company's products are affected by the demand for electricity, which is higher in the warmer and colder months of the year. As a result, the Company's interim period results are subject to seasonal variations whereby its revenues and cost of revenues tend to be higher in its first and third fiscal quarters compared to its second and fourth fiscal quarters. Abnormal temperatures during the summer and winter months may significantly affect coal consumption and impurities within various municipalities' water sources, and thus impact the demand for the Company's products.
Concentration of credit risk
The Company is exposed to concentrations of credit risk primarily related to cash held at financial institutions and accounts receivable. The Company regularly monitors its credit risk to mitigate the possibility of current and future exposures resulting in a loss. Historically, the losses related to credit risk have been immaterial.
The Company holds cash at two financial institutions as of June 30, 2022. If a financial institution was unable to perform its obligations, the Company would be at risk regarding the amount of cash and investments in excess of the Federal Deposit Insurance Corporation limits (currently $250 thousand) that would be returned to the Company.
The Company evaluates the creditworthiness of its customers prior to entering into an agreement to sell its products and, as necessary, through the life of the customer relationship.
Reclassifications
Certain balances have been reclassified from the prior year to conform to the current year presentation. Such reclassifications had no effect on the Company’s results of operations or financial position in any of the periods presented.

Advanced Emissions Solutions, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)
Segments
Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by a company's chief operating decision maker ("CODM"), or a decision-making group, in deciding how to allocate resources and in assessing financial performance. As of June 30, 2022, the Company's CODM was the Company's Chief Executive Officer, and the Company concluded that APT was its one reportable segment.
Given the wind-down of Tinuum Group and Tinuum Services and the impact on the Company's financial statements, the Company determined the historical RC segment no longer met the qualitative or quantitative criteria to be considered a reporting segment under U.S. GAAP. As a result, including the method in which the CODM allocates resources, beginning January 1, 2022, the Company determined that it had one reportable segment and therefore has removed its segment disclosures for this Quarterly Report.
New Accounting Standards
In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326) Measurement of Credit Losses on Financial Instruments ("ASU 2016-13"). The main objective of ASU 2016-13 is to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. To achieve this objective, the amendments in ASU 2016-13 replace the incurred loss impairment methodology in current U.S. GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to form credit loss estimates. ASU 2016-13 is effective for "smaller reporting companies" (as defined by the Securities and Exchange Commission) for fiscal years beginning after December 15, 2022, including interim periods within those years, and must be adopted under a modified retrospective method approach. The Company intends to adopt ASU 2016-13 effective January 1, 2023 and is currently evaluating the provisions of this guidance and assessing the impact on its financial statements and disclosures. The Company does not believe this standard will have a material impact on its financial statements and disclosures.
Note 2 - Customer Supply Agreement
On September 30, 2020, the Company and Norit Activated Carbon - Americas (f/k/a Cabot Norit Americas, Inc.) ("Norit"), entered into a supply agreement (the "Supply Agreement") pursuant to which the Company agreed to sell and deliver to Norit, and Norit agreed to purchase and accept from the Company certain lignite-based AC products ("Furnace Products"). The term of the Supply Agreement is for 15 years with 10-year renewal terms that are automatic unless either party provides three years prior notice of intention not to renew before the end of any term.
Under the Supply Agreement, Norit also reimburses the Company for certain capital expenditures incurred by the Company that are necessary to manufacture the Furnace Products. Reimbursements are comprised of revenues earned from capital expenditures incurred that will benefit both the Company and Norit (referred to as "Shared Capital") and revenues earned from capital expenditures incurred that will benefit Norit exclusively (referred to as "Specific Capital"). In the event that Norit ceases to make purchases under the Supply Agreement, Norit is obligated to pay the balance of any outstanding payments for Specific Capital.
Further, under the terms of the Supply Agreement, Norit was obligated to pay the Reclamation Reimbursement (defined in Note 3 below) to the Company for $10.2 million of the Reclamation Costs (defined in Note 3 below) , inclusive of interest. The Company recorded the Norit Receivable for the Reclamation Reimbursement at its estimated fair value, which was measured using a discounted cash flows valuation model that considered the estimated credit risk associated with the obligor's (Norit's) future performance, which the Company estimated was approximately 1.5%.
On February 25, 2022, the Company received $10.6 million in cash from Norit (the "Norit Payment") as a result of a change in control provision in the Supply Agreement (the "Change in Control"), which occurred as a result of the sale of Norit by its parent, Cabot Corporation. Under the Change in Control, the Company received from Norit full payment of all amounts outstanding under the Reclamation Reimbursement, payment of all unbilled amounts related to Specific Capital for expenditures incurred through February 28, 2022 and payment of $0.8 million related to additional costs due to the third-party operator of Marshall Mine (the "Norit Reclamation Costs"). Under the Reclamation Contract (defined in Note 3 below), the Company was obligated to remit payment for the Norit Reclamation Costs to the third-party operator of Marshall Mine, and such payment was remitted in March 2022. The Change in Control did not impact any other provisions of the Supply Agreement.
As of February 25, 2022, the carrying value of the Reclamation Reimbursement was $9.0 million, which included the principal balance, adjusted for accretion of interest and payments made to date. Under the Change in Control, the Company received $8.5 million in cash for full payment of the outstanding Reclamation Reimbursement. The Company concluded that the cash proceeds received represented an early payment of a receivable based on a change in contractual terms and accounted for the difference between the cash proceeds received and the carrying amount of the Reclamation Reimbursement of $0.5 million as a loss for the three months ended March 31, 2022, which is

Advanced Emissions Solutions, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)
included in the "Other Income (Expense)" line item in the Condensed Consolidated Statement of Operations for the six months ended June 30, 2022.
Also, under the Change in Control, the Company received $1.3 million in advance of revenue to be recognized in future periods related to Specific Capital and recorded this amount as deferred revenue, which is recognized ratably over the remaining contractual term as stipulated in the Supply Agreement.
Note 3 - Acquisition of Marshall Mine
Concurrently with the execution of the Supply Agreement, on September 30, 2020, the Company entered into an agreement to purchase from Norit 100% of the membership interests in Marshall Mine, LLC (the "Marshall Mine Acquisition") for a nominal cash purchase price. Marshall Mine, LLC owns a lignite mine located outside of Marshall, Texas (the "Marshall Mine"). The Company concluded that the Marshall Mine did not have any remaining economic reserves and independently determined to immediately commence activities to shutter it. Accordingly, on September 30, 2020, the Company and a third party entered into a reclamation contract (the "Reclamation Contract") for full reclamation of the Marshall Mine, which is expected to be completed by 2030. Under the terms of the Supply Agreement, Norit was obligated to reimburse the Company for $10.2 million (the "Reclamation Reimbursement") for a portion of the total costs incurred under the Reclamation Contract (the "Reclamation Costs"), which was payable semi-annually over 13 years and inclusive of interest. As discussed in Note 2, on February 25, 2022 as part of the Change in Control, Norit fully paid the outstanding amount owed under the Reclamation Reimbursement and has no further liability related to the Marshall Mine.
The Company accounted for the Marshall Mine Acquisition as an asset acquisition, and it included the acquisition of certain assets and assumption of certain liabilities as well as the incurrence of an obligation for the Reclamation Costs (the "Marshall Mine ARO"). As of June 30, 2022 and December 31, 2021, the carrying value of the Marshall Mine ARO was $4.8 million and $6.3 million, respectively.
As the Marshall Mine Acquisition represented a transaction with a customer of net assets acquired and liabilities assumed from Norit, the Company accounted for the excess of the fair value of liabilities assumed over assets acquired as upfront consideration transferred to a customer, Norit (the "Upfront Customer Consideration"). The amount of the Upfront Customer Consideration was also recognized net of the Reclamation Reimbursement. The total Upfront Customer Consideration is being amortized as a reduction to revenues on a straight-line basis over the expected 15-year contractual period of the Supply Agreement. Amortization of the Upfront Customer Consideration is approximately $0.5 million per year.
The Company also evaluated Marshall Mine, LLC as a potential variable interest entity ("VIE") and determined that it was a VIE and the Company was its primary beneficiary. Therefore, the Company consolidates Marshall Mine, LLC's assets and liabilities in its consolidated financial statements.

The following tables summarize the assets and liabilities of Marshall Mine, LLC and their classification in the Company's Condensed Consolidated Balance Sheets:

	As of
(in thousands)	June 30, 2022	December 31, 2021	Balance sheet component

Cash	$1,501	$914	Current assets
Norit receivable, short-term	—	2,056	Current assets
Prepaid expenses and other current assets	249	—	Current assets
Restricted cash	10,000	10,027	Non-current assets
Property and equipment, net	3	1,968	Non-current assets
Norit receivable, long-term	—	6,846	Non-current assets
	$11,753	$21,811

Accounts payable and accrued liabilities	$447	$1,065	Current liabilities
Asset retirement obligation, short-term	291	1,775	Current liabilities
Asset retirement obligation, long-term	4,474	4,546	Non-current liabilities
	$5,212	$7,386

Advanced Emissions Solutions, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)
Note 4 - Leases
The Company's operating and finance lease right-of-use ("ROU") assets and liabilities as of June 30, 2022 and December 31, 2021 consisted of the following items (in thousands):

	As of
Leases	June 30, 2022	December 31, 2021
Operating Leases
Operating lease right-of-use assets, net of accumulated amortization (1)	$8,118	$6,000

Operating lease obligations, current	$2,742	$2,157
Long-term operating lease obligations	5,592	4,178
Total operating lease obligation	$8,334	$6,335

Finance Leases
Finance lease right-of-use assets, net of accumulated amortization (2)	$3,013	$1,743

Finance lease obligations, current	$1,235	$1,011
Long-term finance lease obligations	3,998	3,152
Total finance lease obligations	$5,233	$4,163
(1) Operating lease ROU assets are reported net of accumulated amortization of $2.9 million and $1.9 million as of June 30, 2022 and December 31, 2021, respectively.
(2) Finance lease ROU assets are reported net of accumulated amortization of $1.5 million and $1.1 million as of June 30, 2022 and December 31, 2021, respectively.
Operating leases
ROU assets under operating leases and operating lease liabilities are included in the "Other long-term assets" and "Other current liabilities" and "Other long-term liabilities" line items, respectively, in the Condensed Consolidated Balance Sheets as of June 30, 2022 and December 31, 2021.
Lease expense for operating leases for the three and six months ended June 30, 2022 was $1.0 million and $2.0 million, respectively, of which $0.9 million and $1.8 million, respectively, is included in the "Consumables - cost of revenue, exclusive of depreciation and amortization" line item and $0.1 million and $0.2 million, respectively, is included in the "General and administrative" line item in the Condensed Consolidated Statements of Operations for those periods. Lease expense for operating leases for the three and six months ended June 30, 2021 was $0.9 million and $1.9 million, respectively of which $0.8 million and $1.7 million, respectively, is included in the "Consumables - cost of revenue, exclusive of depreciation and amortization" line item and $0.1 million and $0.2 million, respectively, is included in "General and administrative" line item in the Condensed Consolidated Statements of Operations for those periods.
Finance leases
ROU assets under finance leases are included in the "Property, plant and equipment" line item in the Condensed Consolidated Balance Sheets as of June 30, 2022 and December 31, 2021. Interest expense related to finance lease obligations and amortization of ROU assets under finance leases are included in the "Interest expense" and "Depreciation, amortization, depletion and accretion" line items, respectively, in the Condensed Consolidated Statements of Operations for the three and six months ended June 30, 2022 and 2021.

Advanced Emissions Solutions, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)
Lease financial information as of and for the three and six months ended June 30, 2022 and 2021 is provided in the following table:

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands)	2022	2021	2022	2021
Finance lease cost:
Amortization of right-of-use assets	$230	$174	$371	$348
Interest on lease liabilities	86	70	164	149
Operating lease cost	778	626	1,584	1,085
Short-term lease cost	216	233	459	800
Variable lease cost (1)	3	12	7	21
Total lease cost	$1,313	$1,115	$2,585	$2,403

Other Information:
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows for finance leases			$164	$149
Operating cash flows for operating leases			$1,419	$1,314
Financing cash flows for finance leases			$594	$818
Right-of-use assets obtained in exchange for new finance lease liabilities			$1,641	$—
Right-of-use assets obtained in exchange for new operating lease liabilities			$3,418	$3,362
Weighted-average remaining lease term - finance leases			3.2 years	3.3 years
Weighted-average remaining lease term - operating leases			4.3 years	2.9 years
Weighted-average discount rate - finance leases			5.9%	6.4%
Weighted-average discount rate - operating leases			5.9%	7.8%
(1) Primarily includes common area maintenance, property taxes and insurance payable to lessors.
Note 5 - Revenues
Trade receivables represent an unconditional right to consideration in exchange for goods or services transferred to a customer. The Company invoices its customers in accordance with the terms of the contract. Credit terms are generally net 30 from the date of invoice. The timing between the satisfaction of performance obligations and when payment is due from the customer is generally not significant.
Contract liabilities are comprised of deferred revenue, which represents an obligation to transfer goods or services to a customer for which the Company has received consideration from the customer and, if deliverable within one year or less, is included in "Other current liabilities" in the Consolidated Balance Sheets and, if deliverable outside of one year, is included in "Other long-term liabilities" in the Consolidated Balance Sheets.
The following table shows the components of the Company's Receivables, net:

	As of
(in thousands)	June 30, 2022	December 31, 2021
Trade receivables, net	$12,589	$10,476
Other receivables	70	—
Norit Receivable - current	—	2,146
Receivables, net	$12,659	$12,622

Advanced Emissions Solutions, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)
For the three and six months ended June 30, 2022 and 2021, all material performance obligations related to revenues recognized were satisfied at a point in time. For the three and six months ended June 30, 2022, approximately 8% and 9%, respectively, of Consumables revenues were generated in Canada, and all other revenues were generated in the U.S. For the three and six months ended June 30, 2021, approximately 10% and 15%, respectively, of Consumables revenues were generated in Canada, and all other revenues were generated in the U.S.
Note 6 - Inventories, net
The following table summarizes the Company's inventories recorded at the lower of average cost or net realizable value as of June 30, 2022 and December 31, 2021:

	As of
(in thousands)	June 30, 2022	December 31, 2021
Product inventory, net	$6,072	$4,901
Raw material inventory	6,037	2,949
	$12,109	$7,850

Note 7 - Commitments and Contingencies
Retention Agreements
On May 4, 2022, the Compensation Committee of the Board of Directors and the Board of Directors (the "Board") approved the amendment to retention agreements (the "Retention Agreements" and each a "Retention Agreement"), which had been executed in May 2021, between the Company and its executive officers and certain other key employees in order to maintain the Company's business operations while it pursues and executes on its strategic initiatives (the "Amended Retention Agreements"). Under the Amended Retention Agreements, employees will receive (i) 40% of the original amount agreed to in the Retention Agreements ("Retention Pay") in August 2022; (ii) 60% of the Retention Pay on the earliest of (1) the date the employee’s employment is terminated without Cause or for Good Reason (as those terms are defined in the Retention Agreement or the employee’s employment agreement, as applicable), (2) 90 days after a Transaction Date or a Change in Control (as those terms are defined in the Retention Agreement or the employee’s employment agreement, as applicable), or (3) in January 2023; and (iii) an additional lump sum payment, ranging from 10% to 40% of the Retention Pay, will also be paid at the earliest of (1) the date the employee’s employment is terminated without Cause or for Good Reason (as those terms are defined in the Retention Agreement or the employee’s employment agreement, as applicable), (2) 90 days after a Transaction Date or a Change in Control (as those terms are defined in the Retention Agreement or the employee’s employment agreement, as applicable), or (3) in January 2023.
In order to receive the Amended Retention Agreements payments, employees must remain employed at the Company through the dates above. As of June 30, 2022, the total cash payable pursuant to the Amended Retention Agreements is $2.5 million and is included in the "Other current liabilities" line item in the Condensed Consolidated Balance Sheet.
Surety Bonds and Restricted Cash
As the owner of the Marshall Mine, the Company is required to post a surety bond with a regulatory commission. As of June 30, 2022 and December 31, 2021, the Company had posted a $16.6 million surety bond (the "MM Surety Bond") which will remain in place until the Marshall Mine is fully reclaimed, and may be further reduced in amount from time to time as the Company progresses with its reclamation activities.
As the owner of the Five Forks Mine, the Company is required to post a surety bond with a regulatory commission. As of June 30, 2022 and December 31, 2021, the Company had posted a $7.5 million surety bond related to performance requirements associated with the Five Forks Mine.
As of June 30, 2022 and December 31, 2021, the Company posted collateral of $10.0 million for both the Marshall Mine and Five Forks Mine as required by the Company's surety bond provider, which is reported as long-term restricted cash on the Condensed Consolidated Balance Sheets.

Advanced Emissions Solutions, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)
Tinuum Group
The Company has certain limited obligations contingent upon future events in connection with the activities of Tinuum Group. The Company, NexGen Refined Coal, LLC ("NexGen") and two entities affiliated with NexGen have provided an affiliate of the Goldman Sachs Group, Inc. with limited guaranties (the "Tinuum Group Party Guaranties") related to certain losses it may suffer as a result of inaccuracies or breach of representations and covenants committed by Tinuum Group. The Company also is a party to a contribution agreement with NexGen under which any party called upon to pay on a Tinuum Group Party Guaranty is entitled to receive contributions from the other party equal to 50% of the amount paid. The Company has not recorded a liability or expense provision related to this contingent obligation as it believes that it is not probable that a loss will occur with respect to the Tinuum Group Party Guaranties.
Legal Proceedings
The Company is from time to time subject to various pending or threatened legal actions and proceedings, including those that arise in the ordinary course of its business. Such matters are subject to many uncertainties and outcomes, the financial impacts of which are not predictable with assurance and that may not be known for extended periods of time. The Company records a liability in its consolidated financial statements for costs related to claims, settlements and judgments where management has assessed that a loss is probable and an amount can be reasonably estimated. There were no significant legal proceedings as of June 30, 2022.
Note 8 - Supplemental Financial Information
Supplemental Balance Sheet Information
The following table summarizes the components of Other long-term assets, net as presented in the Condensed Consolidated Balance Sheets:

	As of
(in thousands)	June 30, 2022	December 31, 2021
Other long-term assets, net:
Right of use assets, operating leases, net	$8,118	$6,000
Upfront Customer Consideration	6,728	6,982
Mine development costs, net	5,461	5,330
Spare parts, net	4,710	4,598
Mine reclamation asset, net	1,691	1,742
Intangible assets, net	1,028	1,237
Equity method investments	—	2,391
Other	1,839	1,745
Norit Receivable	—	6,846
	$29,575	$36,871
Spare parts include critical spares required to support plant operations. Parts and supply costs are determined using the lower of cost or estimated replacement cost. Parts are recorded as maintenance expenses in the period in which they are consumed or are capitalized if applicable.
Mine development costs include acquisition costs, the cost of other development work and mitigation costs related to the Five Forks Mine and are depleted over the estimated life of the related mine reserves. The Company performs an evaluation of the recoverability of the carrying value of mine development costs to determine if facts and circumstances indicate that their carrying value may be impaired and if any adjustment is warranted. There were no indicators of impairment as of June 30, 2022. Mine reclamation asset, net represents an asset retirement obligation ("ARO") asset related to the Five Forks Mine and is depreciated over its estimated life.
As of June 30, 2022 and December 31, 2021, Other includes the Highview Investment in the amount of $0.6 million and $0.6 million, respectively, that is carried at cost, less impairment, plus or minus observable changes in price for identical or similar investments of the same issuer. Fair value measurements, if any, represent Level 2 measurements. The Highview Investment is evaluated for indicators of impairment such as an event or change in circumstances that may have a significant adverse effect on the fair value of the investment. There were no changes to the carrying value of the Highview Investment for the three and six months ended June 30, 2022 as there were no indicators of impairment or observable price changes for identical or similar investments.

Advanced Emissions Solutions, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)
The following table details the components of Other current liabilities and Other long-term liabilities as presented in the Condensed Consolidated Balance Sheets:

	As of
(in thousands)	June 30, 2022	December 31, 2021
Other current liabilities:
Current portion of operating lease obligations	$2,742	$2,157
Income and other taxes payable	1,173	807
Other	1,287	2,160
	$5,202	$5,124
Other long-term liabilities:
Mine reclamation liabilities	$8,203	$8,184
Operating lease obligations, long-term	5,592	4,178
Other	867	—
	$14,662	$12,362
The Mine reclamation liability related to the Five Forks Mine is included in Other long-term liabilities. The Mine reclamation liability related to Marshall Mine is included in Other current liabilities and Other long-term liabilities. The Mine reclamation liabilities represent AROs and changes for the three and six months ended June 30, 2022 and year ended December 31, 2021 were as follows:

	As of
(in thousands)	June 30, 2022	December 31, 2021
Asset retirement obligations, beginning of period	$9,959	$21,447
Accretion	308	1,102
Liabilities settled	(1,807)	(10,010)
Changes due to scope and timing of reclamation (1)	34	(2,580)
Asset retirement obligations, end of period	8,494	9,959
Less current portion	291	1,775
Asset retirement obligations, long-term	$8,203	$8,184
(1) As of June 30, 2021 and December 31, 2021, the Company revised its estimate of future obligations owed for the reclamation of the Marshall Mine primarily based on scope reductions related to future reclamation requirements. As a result, the Company reduced the Marshall Mine ARO by $2.7 million and recorded a corresponding gain on change in estimate of $2.7 million for the year ended December 31, 2021.
Note 9 - Equity Method Investments
Tinuum Group, LLC
As of June 30, 2022 and December 31, 2021, the Company's ownership interest in Tinuum Group was 42.5%. Tinuum Group supplied technology equipment and technical services at select coal-fired generators, but its primary purpose was to put into operation facilities that produced and sold RC that lowered emissions and also qualified for Section 45 tax credits. The Company concluded that Tinuum Group was a VIE, but the Company did not have the power to direct the activities that most significantly impacted Tinuum Group's economic performance, as the voting partners of Tinuum Group have identical voting rights, equity control interests and board control interests, and therefore power was shared. Accordingly, the Company has accounted for its investment in Tinuum Group under the equity method of accounting since inception.

Advanced Emissions Solutions, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)
The following table summarizes the results of operations of Tinuum Group:

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands)	2022	2021	2022	2021
Gross profit	$—	$8,820	$964	$11,495
Operating, selling, general and administrative expenses	1,051	12,429	4,248	26,231
Loss from operations	(1,051)	(3,609)	(3,284)	(14,736)
Other income (expenses), net	27	3,150	528	4,003
(Income) loss attributable to noncontrolling interest	(580)	29,038	(874)	64,616
Net (loss) income available to members	$(1,604)	$28,579	$(3,630)	$53,883
ADES equity earnings from Tinuum Group	$2,125	$19,125	$3,137	$35,487
For the three and six months ended June 30, 2022 and 2021, the Company recognized earnings from Tinuum Group's net (loss) income available to members that were different from its pro-rata share of Tinuum Group's net (loss) income available to members for those periods, as cash distributions for the three and six months ended June 30, 2022 and 2021 exceeded the carrying value of the Tinuum Group equity investment.
The following tables present the Company's investment balance, equity earnings and cash distributions in excess of the investment balance, if any, for the three and six months ended June 30, 2022 and 2021 (in thousands):

Description	Date(s)	Investment balance	ADES equity earnings	Cash distributions	Memorandum Account: Cash distributions and equity earnings in (excess) of investment balance
Beginning balance	12/31/2021	$—	$—	$—	$(21,779)
ADES proportionate share of net loss from Tinuum Group	First Quarter	(861)	(861)	—	—
Recovery of prior cash distributions in excess of investment balance (prior to cash distributions)	First Quarter	(21,779)	(21,779)	—	21,779
Cash distributions from Tinuum Group	First Quarter	(1,012)	—	1,012	—
Adjustment for current year cash distributions in excess of investment balance	First Quarter	23,652	23,652	—	(23,652)
Total investment balance, equity earnings and cash distributions	3/31/2022	$—	$1,012	$1,012	$(23,652)
ADES proportionate share of net loss from Tinuum Group	Second Quarter	(682)	$(682)	$—	—
Recovery of prior cash distributions in excess of investment balance (prior to cash distributions)	Second Quarter	(23,652)	(23,652)	—	23,652
Cash distributions from Tinuum Group	Second Quarter	(2,125)	—	2,125	—
Adjustment for current year cash distributions in excess of investment balance	Second Quarter	26,459	26,459	—	(26,459)
Total investment balance, equity earnings and cash distributions	6/30/2022	$—	$2,125	$2,125	$(26,459)

Advanced Emissions Solutions, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Description	Date(s)	Investment balance	ADES equity earnings	Cash distributions	Memorandum Account: Cash distributions and equity earnings in (excess) of investment balance
Beginning balance	12/31/2020	$3,387	$—	$—	$—
ADES proportionate share of net income from Tinuum Group	First Quarter	10,755	10,755	—	—
Cash distributions from Tinuum Group	First Quarter	(19,749)	—	19,749	—
Adjustment for current year cash distributions in excess of investment balance	First Quarter	5,607	5,607	—	(5,607)
Total investment balance, equity earnings and cash distributions	3/31/2021	$—	$16,362	$19,749	$(5,607)
ADES proportionate share of net income from Tinuum Group	Second Quarter	$12,146	$12,146	$—	$—
Recovery of prior cash distributions in excess of investment balance (prior to cash distributions)	Second Quarter	(5,607)	(5,607)	—	5,607
Cash distributions from Tinuum Group	Second Quarter	(19,125)	—	19,125	—
Adjustment for current year cash distributions in excess of investment balance	Second Quarter	12,586	12,586	—	(12,586)
Total investment balance, equity earnings and cash distributions	6/30/2021	$—	$19,125	$19,125	$(12,586)
Tinuum Services, LLC
The Company has a 50% voting and economic interest in Tinuum Services as of June 30, 2022 and December 31, 2021. The Company determined that Tinuum Services was not a VIE and further evaluated it for consolidation under the voting interest model. Because the Company did not own greater than 50% of the outstanding voting shares, either directly or indirectly, it has accounted for its investment in Tinuum Services under the equity method of accounting since inception. As of June 30, 2022 and December 31, 2021, the Company’s investment in Tinuum Services was zero and $2.4 million, respectively.
The following table summarizes the results of operations of Tinuum Services:

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands)	2022	2021	2022	2021
Gross profit (loss)	$78	$(22,641)	$1,046	$(41,163)
Operating, selling, general and administrative expenses	172	47,355	2,717	101,722
Loss from operations	(94)	(69,996)	(1,671)	(142,885)
Other income (expenses), net	263	32	1,157	(394)
(Income) loss attributable to noncontrolling interest	—	74,587	323	151,802
Net income (loss)	$169	$4,623	$(191)	$8,523
ADES equity earnings from Tinuum Services	$264	$2,312	$84	$4,262
Included in the Condensed Consolidated Statements of Operations of Tinuum Services for the three and six months ended June 30, 2022 and 2021 was income (loss) attributable to noncontrolling interests of Tinuum Services' VIE entities, which was eliminated in the calculation of Tinuum Services' net income (loss) attributable to the Company's interest.
For the three and six months ended June 30, 2022, the Company recognized earnings from Tinuum Services' net income (loss) available to members that were different from its pro-rata share of Tinuum Services' net income (loss) available to members for those periods, as cash distributions for the three and six months ended June 30, 2022 exceeded the carrying value of the Tinuum Services' equity investment.

Advanced Emissions Solutions, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)
The following tables present the Company's investment balance, equity earnings and cash distributions in excess of the investment balance, if any, for the three and six months ended June 30, 2022 (in thousands):

Description	Date(s)	Investment balance	ADES equity earnings	Cash distributions	Memorandum Account: Cash distributions and equity earnings in (excess) of investment balance
Beginning balance	12/31/2021	$2,391	$—	$—	$—
ADES proportionate share of net loss from Tinuum Services	First Quarter	(180)	(180)	—	—
Cash distributions from Tinuum Services	First Quarter	(1,501)	—	1,501	—
Total investment balance, equity earnings and cash distributions	3/31/2022	$710	$(180)	$1,501	$—
ADES proportionate share of net income from Tinuum Services	Second Quarter	$85	$85	$—	$—
Cash distributions from Tinuum Services	Second Quarter	(974)	—	974	—
Adjustment for current year cash distributions in excess of investment balance	Second Quarter	179	179	—	(179)
Total investment balance, equity earnings and cash distributions	6/30/2022	$—	$264	$974	$(179)
The following table details the carrying value of the Company's respective equity method investments included in the Equity method investments line item on the Condensed Consolidated Balance Sheets and indicates the Company's maximum exposure to loss:

	As of
(in thousands)	June 30, 2022	December 31, 2021
Equity method investment in Tinuum Services	$—	$2,391
Total equity method investments	$—	$2,391

Advanced Emissions Solutions, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)
The following table details the components of the Company's respective equity method investments included in the "Earnings from equity method investments" line item on the Condensed Consolidated Statements of Operations:

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands)	2022	2021	2022	2021
Earnings from Tinuum Group	$2,125	$19,125	$3,137	$35,487
Earnings from Tinuum Services	264	2,312	84	4,262
Earnings from other	—	—	1	—
Earnings from equity method investments	$2,389	$21,437	$3,222	$39,749
The following table details the components of the cash distributions from the Company's respective equity method investments included as a component of cash flows from operating activities and investing activities in the Condensed Consolidated Statements of Cash Flows. Distributions from equity method investees are reported in the Condensed Consolidated Statements of Cash Flows as "Distributions from equity method investees, return on investment" as a component of cash flows from operations until such time as the carrying value in an equity method investee company is reduced to zero. Thereafter, such distributions are reported as "Distributions from equity method investees in excess of cumulative earnings" as a component of cash flows from investing activities.

	Six Months Ended June 30,
(in thousands)	2022	2021
Distributions from equity method investees, return on investment
Tinuum Services	$2,297	$5,002
Tinuum Group	—	14,142
	$2,297	$19,144
Distributions from equity method investees in excess of investment basis
Tinuum Group	$3,137	$24,732
Tinuum Services	179	—
	$3,316	$24,732
Note 10 - Stockholders' Equity
Stock Repurchase Program
In November 2018, the Board authorized the Company to purchase up to $20.0 million of its outstanding common stock under a stock repurchase program (the "Stock Repurchase Program"), which was to remain in effect until December 31, 2019 unless otherwise modified by the Board. In November 2019, the Board authorized an incremental $7.1 million to the Stock Repurchase Program and provided that it will remain in effect until all amounts are utilized or it is otherwise modified by the Board.
As of June 30, 2022, the Company had $7.0 million remaining under the Stock Repurchase Program.
Tax Asset Protection Plan
U.S. federal income tax rules, and Section 382 of the Internal Revenue Code in particular, could substantially limit the use of net operating losses and tax credits if the Company experiences an "ownership change" (as defined in the Internal Revenue Code). In general, an ownership change occurs if there is a cumulative change in the ownership of the Company by "5 percent stockholders" that exceeds 50 percentage points over a rolling three-year period.
On May 5, 2017, the Board approved the declaration of a dividend of rights to purchase Series B Junior Participating Preferred Stock for each outstanding share of common stock as part of a tax asset protection plan (the "TAPP") designed to protect the Company’s ability to utilize its net operating losses and tax credits. The TAPP is intended to act as a deterrent to any person acquiring beneficial ownership of 4.99% or more of the Company’s outstanding common stock.
On March 15, 2022, the Board approved the Fifth Amendment to the TAPP (the "Fifth Amendment"), which amends the TAPP, as previously amended by the First, Second, Third and Fourth Amendments that were approved the Board on April 6, 2018, April 5, 2019, April 9, 2020 and April 9, 2021, respectively. The Fifth Amendment amends the definition of "Final Expiration Date" under the TAPP to extend the duration of the TAPP and makes associated changes in connection therewith. Pursuant to the Fifth Amendment, the Final Expiration Date shall be the close of business on the earlier of (i) December 31, 2023 or (ii) December 31, 2022 if stockholder approval of the Fifth Amendment has not been obtained prior to such date. At the Company's 2022 annual meeting of stockholders,

Advanced Emissions Solutions, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)
the Company's stockholders approved the Fifth Amendment, thus the Final Expiration Date will be the close of business on December 31, 2023.
Note 11 - Stock-Based Compensation
The Company grants equity-based awards to employees, non-employee directors and consultants that may include, but are not limited to, RSA's, PSU's, restricted stock units and stock options. Stock-based compensation expense related to manufacturing employees and administrative employees is included within the "Cost of revenue" and "Payroll and benefits" line items, respectively, in the Condensed Consolidated Statements of Operations. Stock-based compensation expense related to non-employee directors and consultants is included within the "General and administrative" line item in the Condensed Consolidated Statements of Operations.
Total stock-based compensation expense for the three and six months ended June 30, 2022 and 2021 was as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands)	2022	2021	2022	2021
RSA expense	$393	$511	$820	$918
PSU expense	91	55	128	69
Total stock-based compensation expense	$484	$566	$948	$987
The amount of unrecognized compensation cost as of June 30, 2022, and the expected weighted-average period over which the cost will be recognized is as follows:

	As of June 30, 2022
(in thousands, expect years)	Unrecognized Compensation Cost	Expected Weighted- Average Period of Recognition (in years)
RSA expense	$3,051	2.20
PSU expense	735	1.82
Total unrecognized stock-based compensation expense	$3,786	2.13
Restricted Stock
Restricted stock is typically granted with vesting terms of three years. The fair value of RSA's is determined based on the closing price of the Company’s common stock on the authorization date of the grant multiplied by the number of shares subject to the stock award. Compensation expense for RSA's is generally recognized on a straight-line basis over the entire vesting period.
A summary of RSA activity under the Company's various stock compensation plans for the six months ended June 30, 2022 is presented below:

	Restricted Stock	Weighted-Average Grant Date Fair Value
Non-vested at January 1, 2022	531,623	$5.94
Granted	336,079	$6.40
Vested	(229,871)	$6.54
Forfeited	(41,974)	$6.00
Non-vested at June 30, 2022	595,857	$5.95

Advanced Emissions Solutions, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)
Performance Share Units
Compensation expense is recognized for PSU's on a straight-line basis over the applicable service period, which is generally three years, based on the estimated fair value at the date of grant using a Monte Carlo simulation model. A summary of PSU activity for the six months ended June 30, 2022 is presented below:

	Units	Weighted-Average Grant Date Fair Value	Aggregate Intrinsic Value (in thousands)	Weighted-Average Remaining Contractual Term (in years)
PSU's outstanding, January 1, 2022	88,026	$6.65
Granted	60,565	9.59
Vested / Settled	—	—
Forfeited / Canceled	—	—
PSU's outstanding, June 30, 2022	148,591	$7.85	$697	1.82
Note 12 - Income Taxes
For the three and six months ended June 30, 2022 and 2021, the Company's income tax expense and effective tax rates were:

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands, except for rate)	2022	2021	2022	2021
Income tax expense	$—	$4,943	$—	$9,432
Effective tax rate	—%	23%	—%	24%
The effective rate for the three and six months ended June 30, 2022 was zero, as the Company incurred pretax loss for this period and the resultant tax benefit was offset by a valuation allowance recorded as of June 30, 2022, as the Company expects to incur pretax loss for the year ended December 31, 2022. The effective rate for the three and six months ended June 30, 2021 was higher from the federal statutory rate primarily from the impact of estimated state income taxes.
The Company assesses a valuation allowance recorded against deferred tax assets at each reporting date. The determination of whether a valuation allowance for deferred tax assets is appropriate requires the evaluation of positive and negative evidence that can be objectively verified. Consideration must be given to all sources of taxable income available to realize deferred tax assets, including, as applicable, the future reversal of existing temporary differences, future taxable income forecasts exclusive of the reversal of temporary differences and carryforwards, taxable income in carryback years and tax planning strategies. In estimating income taxes, the Company assesses the relative merits and risks of the appropriate income tax treatment of transactions taking into account statutory, judicial and regulatory guidance.

INDEX TO THE FINANCIAL STATEMENTS OF ARQ LIMITED

Page
Audited Consolidated Financial Statements of Arq Limited as of December 31, 2021 and 2020 and for each of the years in the two-year period ended December 31, 2021 (as prepared under International Financial Reporting Standards):
Directors’ Report	F-86
Independent Auditor's Report	F-87
Consolidated Income Statements and Other Comprehensive Income for the years ended 31 December 2021 and 2020	F-89
Consolidated Balance Sheet as at December 31, 2021	F-90
Consolidated Statements of Changes in Stockholders’ Equity for the years ended 31 December 2021 and 2020	F-91
Consolidated Statements of Cashflows for the years ended 31 December 2021 and 2020	F-92
Notes to Consolidated Financial Statements	F-93

See “Where You Can Find More Information” beginning on page 214 on this proxy statement/prospectus.

ARQ LIMITED
Consolidated Financial Statements
For the years ended 31 December 2021 and 2020

Report of Independent Auditors
To the Board of Directors of Arq Limited
Opinion
We have audited the consolidated financial statements of Arq Limited (the Company), which comprise the consolidated balance sheets as of 31 December 2021 and 2020, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the years then ended, and the related notes ( collectively referred to as the "financial statements").
In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company at 31 December 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).
Basis for Opinion
We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Substantial Doubt About the Company's Ability to Continue as a Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring operating losses and has reported negative cash flows from operations, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2b. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.
Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRS as issued by the IASB, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.
In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.
Auditor's Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free of material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery , intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.
In performing an audit in accordance with GAAS, we:
• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.
We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ Ernst & Young LLP
London, United Kingdom
19 October 2022

ARQ LIMITED
Consolidated Income Statement and Other Comprehensive Income
For the years ended 31 December 2021 and 2020

	Notes	2021	2020
		$'000	$'000

Plant operating expenses	6	96,172	3,765
Research and development expense		4,003	3,005
Administration expenses	7	15,794	26,336
Operating loss		(115,969)	(33,106)
Finance expense	8	(699)	(517)
Finance and other income		51	168
Other expense		(22)	(30)
Loss before tax		(116,639)	(33,485)
Income tax income	9	915	663
Net loss for the financial year		(115,724)	(32,822)
Other comprehensive income		—	—
Total comprehensive loss for the financial year		(115,724)	(32,822)
Attributable to Equity shareholders of the company		(115,724)	(32,822)

ARQ LIMITED
Consolidated Balance Sheet
As at 31 December 2021

	Notes	2021	2020	At 1 January 2020
		$'000	$'000	$'000
Assets
Non-current assets
Property, plant and equipment	10	93,392	153,722	128,407
Receivables and prepayments	11	2,391	1,741	1,361
Total non-current assets		95,783	155,463	129,768

Current assets
Inventory		340	340	289
Receivables and prepayments	11	1,637	2,122	2,096
Cash and cash equivalents	12	7,013	27,455	55,268
Total current assets		8,990	29,917	57,653
Total assets		104,773	185,380	187,421

Equity and liabilities
Equity
Called up share capital	13	15,716	15,710	15,707
Share premium	13	278,069	277,896	277,792
Other capital reserve	13	97,366	92,445	76,824
Retained deficit		(400,296)	(284,572)	(251,750)
Equity attributable to equity shareholders of the company		(9,145)	101,479	118,573

Current liabilities
Trade and other payables	15	7,529	5,460	3,687
Current portion of long-term borrowing	16	84,303	400	229
Current portion of provisions	17	—	891	—
Total current liabilities		91,832	6,751	3,916

Non-current liabilities
Long-term borrowing, net of current portion	16	17,910	74,026	61,625
Provisions	17	4,176	3,124	3,307
Total non-current liabilities		22,086	77,150	64,932
Total liabilities		113,918	83,901	68,848
Total equity and liabilities		104,773	185,380	187,421

The financial statements of Arq Limited on pages F-89 to F-111 were approved by the Directors and authorised for issue on 19 October 2022. They were signed on its behalf by:

/s/ Julian McIntyre
Julian McIntyre
Director
19 October 2022

ARQ LIMITED
Consolidated Statement of Changes in Equity
For the years ended 31 December 2021 and 2020

	Notes	Called up share capital	Share premium	Other capital reserve	Retained Deficit	Total
		$'000	$'000	$'000	$'000	$'000
At 1 January 2020		15,707	276,867	80,897	(265,004)	108,467
Adjustments	2a	—	925	(4,073)	13,254	10,106
At 1 January 2020 (restated)		15,707	277,792	76,824	(251,750)	118,573
Total comprehensive loss for the year		—	—	—	(32,822)	(32,822)
Issuance of shares		3	104	—	—	107
Share-based compensation	13, 14	—	—	15,621	—	15,621
At 31 December 2020		15,710	277,896	92,445	(284,572)	101,479
Total comprehensive loss for the year		—	—	—	(115,724)	(115,724)
Issuance of shares	13	6	173	—	—	179
Share-based compensation	13, 14	—	—	4,921	—	4,921
At 31 December 2021		15,716	278,069	97,366	(400,296)	(9,145)

ARQ LIMITED
Consolidated Statement of Cashflows
For the years ended 31 December 2021 and 2020

		2021	2020
	Notes	$'000	$'000
Operating Activities
Loss before tax		(116,639)	(33,485)
Adjustment to reconcile loss before tax to net cash flows
Share-based payment expense		5,100	15,728
Depreciation of property, plant and equipment		710	240
Impairment loss	6	90,070	—
Finance income		(50)	(168)
Finance cost	8	699	517
Loss on disposal of fixed assets		16	—
Working capital adjustments
Increase in trade and other payables		2,576	2,061
Increase in inventory		—	(52)
Increase in other receivables and prepayments		(795)	(288)
Income tax received		689	658
Net cash outflows from operating activities		(17,624)	(14,789)

Investing activities
Purchase of property, plant and equipment		(7,109)	(12,421)
Interest received		50	168
Net cash outflows from investing activities		(7,059)	(12,253)

Financing activities
Proceeds from bank loan	16	6,230	—
Transaction costs		(705)	(83)
Repayment of borrowings	16	(1,105)	(688)
Interest paid		(179)	—
Net cash inflows (outflows) from financing activities		4,241	(771)

Cash and cash equivalents at 1 January	12	27,455	55,268
Net decrease in cash and cash equivalents		(20,442)	(27,813)
Cash and cash equivalents at 31 December	12	7,013	27,455

ARQ LIMITED
Notes to the Consolidated Financial Statements (continued)
For the years ended 31 December 2021 and 2020
1 Description of the Organisation
Arq Limited (“Company”), is a limited company domiciled in Jersey and incorporated on December 30, 2010 under the Companies (Jersey) Law 1991. The Company and its subsidiaries at 31 December 2021 comprise the Arq Group (“Group”). The registered office is located at Level 1 IFC 1 Esplanade St Helier Jersey JE2 3BX.
The Group uses proprietary and proven technologies to remediate waste land (typically former coal mine sites) and create specialty carbon products, with a broad range of applications, from pollution control to supporting the energy transition. This is achieved by the Group’s core business, a novel processing technology which uses coal mining waste as its feedstock. The combination of the Group’s technology and facilities enables the production of a micro-fine hydrocarbon powder (“Arq powder”) which can be used as a feedstock or as a direct product in large, diverse and global markets.
The end-product, Arq powder, is a substitute for existing carbon or hydrocarbon products, typically produced from petroleum or coal. Given ongoing environmental pressures on these industries, Arq powder is expected to deliver environmental benefit to customers while minimising the impact on operational performance. Potential end-markets for Group’s products include two key areas:
•Materials: Arq powder can be used to produce activated carbon, carbon filler for carbon black rubber composite, as a component of asphalt, and with a longer-term goal of expanding into other carbon products, such as synthetic graphite.
•Power and Transportation: Arq powder can be used as a blending component in residual fuel oil (“RFO”) for marine and utility fuels, which are expected to have a lower cost and improved environmental footprint.

2 Summary of Significant accounting policies
a) Basis of preparation
The Group consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and applicable requirements of Jersey law.
The consolidated financial statements have been prepared on a historical cost basis, except where otherwise noted.. The consolidated financial statements are presented in US dollars and all values are rounded to the nearest thousand ($’000), except when otherwise indicated.
Prior year adjustment
In the process of finalising these financial statements the following adjustments have been identified in relation to the prior years.
Adjustment 1
Capitalised interest had been under-capitalised in the opening property, plant and equipment balance. This is due to an incorrect method being used in prior period calculations.
In line with IFRS, where funds are borrowed as part of a general pool, the eligible amount is determined by applying a capitalisation rate to the expenditure on that asset. This has the effect of increasing opening property, plant and equipment by $14.2 million and decreasing the opening retained deficit by $14.2 million as shown below. This adjustment does not impact either the income statement of cashflow statement.
Adjustment 2
The rehabilitation cost for the Mine Four property was incorrectly recorded in the opening property, plant and equipment balance. It should have been impaired in prior periods. This has the effect of reducing opening property, plant and equipment by $1.0 million and increasing the opening retained deficit by $1.0 million as shown below. This adjustment does not impact either the income statement or cashflow statement.
Adjustment 3
The fair value for a number of warrants had been incorrectly valued within other capital reserves. This is due to an incorrect method in prior period calculations.
This has the effect of decreasing opening other capital reserves by $0.9 million and increasing the opening share premium by $0.9 million as shown below. This adjustment does not impact either the income statement of cashflow statement.

ARQ LIMITED
Notes to the Consolidated Financial Statements (continued)
For the years ended 31 December 2021 and 2020
Adjustment 4
The fair value of options issued to a supplier providing sales and marketing services had been incorrectly recognised in prepayments and other capital reserves. This is due to an incorrect method in prior period calculations.
This has the effect of decreasing opening other capital reserves by $3.1 million and decreasing prepayments by $3.1 million as shown below. This adjustment does not impact either the income statement of cashflow statement.

	Restated	Adjustment 1	Adjustment 2	Adjustment 3	Adjustment 4	Balance at 1 January 2020 as previously reported
	$'000	$'000	$'000	$'000	$'000	$'000
Property, plant and equipment	128,407	14,234	(980)	—	—	115,153
Receivables and prepayments - due within 1 year	2,096	—	—	—	(3,148)	5,244
Retained Deficit	(251,750)	14,234	(980)	—	—	(265,004)
Other Capital Reserve	76,824	—	—	(925)	(3,148)	80,897
Share Premium	277,792	—	—	925	—	276,867
b) Going concern
The Group has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Group’s ability to continue as a going concern within one year after the date the consolidated financial statements are issued.
The Group is not currently revenue generating and hence from its inception through 31 December 2021, has incurred significant operating losses and has reported negative cash flows from operations. At 31 December 2021, the Group has unrestricted cash of $6.0 million and net current liabilities of $82.8 million. Subsequent to the year-end, the Group renegotiated a number of key supplier and employee contracts to reduce costs, agreed payment plans with a number of key suppliers, agreed that the York preferred units will be converted into Company’s ordinary shares and raised $6.9 million in secured convertible loan notes (“Convertible Loan Notes”). The Group forecasted that it has sufficient funding through to the first quarter of 2023. The future viability of the Group is dependent on its ability to raise additional capital to finance its operations.
In August 2022, the Group entered into an agreement with Advanced Emissions Solutions, Inc. (“ADES”), a US listed activated carbon producer, whereby ADES will acquire 100% of the outstanding share capital of the Company in exchange for ADES shares (“merger transaction”). The combination of ADES and the Group (together, “combined group”), will have a secure integrated supply chain to produce granular activated carbon (‘GAC’) using Arq powder that creates significant competitive advantages. The production of GAC using Arq powder has shown to have a higher performance in certain market applications and are expected to have a lower emissions profile and lower costs. ADES and the Group have prepared a combined business plan which involves using Arq powder from our Corbin plant, and then drying, pelletising and charring the Arq powder to produce GAC. This will involve upgrading the plant at Corbin and building a micro- pellet and charring plant at ADES’s Red River facility.
The merger transaction is planned to be completed in the first quarter of 2023, when the combined group will have access to the following finance:
•Approximately $50 million of cash that is forecast to be on ADES’s balance sheet at completion.
•A committed $10 million senior secured debt facility to the combined group.
•A committed $20 million private equity investment into the combined group from existing Company shareholders.
The Group has received a letter from ADES that subject to the completion of the merger transaction, ADES will provide financial support to the Group.
Upon completion of the merger transaction between ADES and the Group, the new combined group will have a minimum cash balance of approximately $80 million, and the Group will have sufficient funds through to 31 October 2023.
The completion of the merger is subject to some customary conditions precedents, including the filing of all required documents with the United States Securities and Exchange Commission, ADES shareholder approval, and court approval of the Scheme of Arrangement under Jersey law. To reduce the risk of delays in the completion of the merger, the Group obtained

ARQ LIMITED
Notes to the Consolidated Financial Statements (continued)
For the years ended 31 December 2021 and 2020
irrevocable consents from the Company’s shareholders holding 75% of the Company’s shares to vote in favour of the Scheme of Arrangement.
Based on the recurring losses incurred by the company, the company’s forecasts whereby additional capital will be required beyond the first quarter of 2023 and the merger is still subject to conditions and shareholder approval, the Group has concluded that there is substantial doubt about its ability to continue as a going concern.
Taking into account the transaction and the combined group’s business plan up to 31 October 2023, the Directors believe it is reasonable to adopt the going concern basis of accounting in preparing the consolidated financial statements therefore, the accompanying consolidated financial statements do not include the adjustments that might result if the Group were unable to continue as a going concern.
c) Basis of consolidation
The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as of the reporting date each year.
Control is achieved when an investor is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if, and only if, the Group has:
•Power over the investee
•Exposure, or rights, to variable returns from its involvement with the investee
•The ability to use its power over the investee to affect its return
The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated income statement and other comprehensive income from the date the Group gains control until the date when the Group cease to control the subsidiary.
Profit or loss and comprehensive income are attributed to the owners of the Group. Total comprehensive income of subsidiaries is attributed to the owners of the Group. All intra-group transactions, balances, income and expenses are eliminated on consolidation.
If the Group ceases to retain control over a subsidiary, it derecognises the related assets, liabilities, and other components of equity, while any resultant gain or loss is recognised in the income statement.
d) Property, plant and equipment
Property, plant and equipment held for use in the production or supply of goods or services, or for administrative purposes, are stated in the consolidated balance sheet at cost less any subsequent accumulated depreciation and subsequent accumulated impairment losses.
Depreciation is charged to write off the cost to their residual values based on the following methods by asset class:
Mineral asset         Unit of production
Plant and equipment     Straight-line over estimated useful lives of 5 to 20 years
The gains and losses arising on the disposal or retirement of an asset is determined as the differences between the sales proceeds and the carrying amount of the asset and is recognised in the consolidated income statement and other comprehensive income.
Work in progress is an asset under construction that has not yet been put into use. The asset is not subject to depreciation while in the construction phase status. Once the asset is fully developed and available for use, depreciation will start accordingly.
The cost of mineral assets includes the present value of the expected cost for the decommissioning of an asset after its use if the recognition criteria for a provision are met (see accounting policy l) plus the excess of the cost of acquisition over the fair value of the identifiable assets and liabilities when acquiring mining assets.
e) Right-of-use assets
Leased right-of-use assets are included within property, plant and equipment, and are recognised on inception of the lease. Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognised, initial

ARQ LIMITED
Notes to the Consolidated Financial Statements (continued)
For the years ended 31 December 2021 and 2020
direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. The right-of-use asset is depreciated on a straight-line basis over the term of the lease.
If ownership of the leased asset transfers to the Group at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset.
f) Impairment of property, plant and equipment
At each reporting date, the Group reviews the carrying amounts of its property, plant and equipment to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication of impairments exists, the recoverable amount of the asset is estimated to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the assets belong.
Recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimate of future cash flows has not been adjusted. In determining fair value less costs of disposal, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model or assessment is prepared by a third party. These calculations are corroborated by valuation multiples or other available fair value indicators
If the recoverable amount of an asset (or cash-generating unit) (“CGU”) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount and an impairment loss is recognised as an expense immediately.
Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognised as income immediately.
g) Borrowing costs
Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of the respective asset. All other borrowing costs are expensed in the period in which they occur. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.
h) Research costs
Research costs are expensed as incurred.
i) Taxes
Current income tax
Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date in the countries where the Group operates and generates taxable income.
Deferred tax
Deferred tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date. Deferred tax liabilities are recognised for all taxable temporary differences, except when the deferred tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.
Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary difference can be utilised.
Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.
j) Foreign currencies
The Group’s consolidated financial statements are presented in US dollars, which is the Group’s functional currency. For each subsidiary, the Group determines the functional currency and items included in the financial statements of each entity are

ARQ LIMITED
Notes to the Consolidated Financial Statements (continued)
For the years ended 31 December 2021 and 2020
measured using that functional currency. The Group uses the direct method of consolidation and on disposal of a foreign operation, the gain or loss that is reclassified to profit or loss reflects the amount that arises from using this method.
Transactions in foreign currencies are initially recorded by the Group’s entities at their respective functional currency spot rates at the date the transaction first qualifies for recognition. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates of exchange at the reporting date. Differences arising on settlement or translation of monetary items are recognised in the income statement.
k) Share-based payment transactions
The group employees and certain suppliers of research and development and marketing services receive compensation in the form of share-based payment transactions, whereby employees and suppliers render services as consideration for equity instruments (equity- settled transactions). The equity-settled transactions are measured at fair value at the date of grant and are expensed on a straight-line basis over the vesting period, based on the Group’s estimate of shares that will eventually vest, with a corresponding increase in other capital reserves. For employees, the expense is recognised in salaries and wages. For suppliers, the expense is recognised in the applicable expense category.
The fair value of share options issued with non-market vesting conditions has been calculated using the Black Scholes model. For all other share awards, the fair value is determined by reference to the value of the services at the grant date. For all share schemes with non-market vesting conditions, the likelihood of vesting has been taken into account when determining the relevant charge. Vesting assumptions are reviewed during each reporting period to ensure they reflect current expectations.
When the terms of an equity-settled award are modified, the minimum expense recognised is the grant date fair value of the unmodified award, provided the original vesting terms of the award are met. An additional expense, measured at the date of modification, is recognised for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee.
Service and non-market performance conditions are not taken into account when determining the grant date fair value of awards, but the likelihood of the conditions being met is assessed as part of the Group’s best estimate of the number of equity instruments that will ultimately vest.
l) Provisions
Provisions are recognised when the Group has a present obligation as a result of a past event and it is probable that the Group will be required to settle that obligation. Provisions are measured at the Group’s best estimate of the expenditure required to settle the obligation at the reporting date, and are discounted to present value where the effect is material.
The Group records a provision for asset rehabilitation costs for reclaiming surface land, and support facilities at the underground and surface mines in accordance with federal and state reclamation laws as required by each mining permit. Rehabilitation costs are recorded at the present value of expected costs to settle the obligation using estimated cash flows and are recognised as part of the cost of the relevant asset. The cash flows are discounted at the current pre-tax rate that reflects the risks specific to the rehabilitation liability. The unwinding of the discount is expensed in the income statement as a finance cost. The estimated future costs of rehabilitation are reviewed annually and adjusted from the cost of the asset as appropriate.
m) Financial assets
Initial recognition and measurement
The Group’s financial assets comprise tax and vendor receivables, deposits, and cash and cash equivalents. At initial recognition, these financial assets are measured at amortised cost. Financial assets at amortised cost are subsequently measured using the effective interest rate method (“EIR”) and are subject to impairment. Gains and losses are recognised in the income statement when the asset is derecognised, modified or impaired.
Derecognition
Financial assets are derecognised only when the rights to receive cash flows from the assets have expired, or the Group has transferred its rights to receive cash flows from the asset.
Impairment of financial assets
The Group recognises an allowance for expected credit losses (ECLs) for all receivables and deposits. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. ECLs are recognised in two stages. For credit losses for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12months (a 12-month ECL). For those credit losses for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).

ARQ LIMITED
Notes to the Consolidated Financial Statements (continued)
For the years ended 31 December 2021 and 2020
The Group considers a financial asset in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.
n) Financial liabilities
The Group’s financial liabilities include trade payables, accrued trade and payroll expenses, lease liabilities, York preferred units and bank loans. All financial liabilities are recognised initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs. For more information on the York preferred units, bank loan, and the lease liabilities see note 2o, note 2s, and note 16.
After initial recognition, trade payables and interest-bearing loans and borrowings are subsequently measured at amortised cost. The EIR method is used to calculate the amortization of interest-bearing loans and borrowings. Amortised cost is calculated based on any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortisation is included as finance costs in the income statement.
A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires.
o) York preferred units
In the year ending 31 December 2015, Arq Project Holding Company LLC (“Arq Project”), a subsidiary of the Group issued a number of preferred units to investment funds managed by York Capital Management (“York”). The terms of the preferred units are set out in note 16.
On issuance of the preferred units, the fair value of the liability component is determined using a market rate for an equivalent non- convertible instrument. This amount is classified as a financial liability measured at amortised cost (net of transaction costs) until it is extinguished on conversion or redemption.
The remainder of the proceeds are allocated to shares and warrants that were issued with the preferred units and are recognised in equity. Transaction costs are allocated between financial liabilities and equity based on the relative fair value of the shares, warrants, and preferred units.
A change in the terms of the preferred units is accounted for as an extinguishment when it results in a significant change in fair value. Any gain or loss from this extinguishment will be recognised in the income statement as other income or expense.
Conversion features added to the preferred units that result in a fixed number of shares issued are treated as equity instruments and are valued as the residual of the proceeds after deducting the fair value of the liability component.
p) Cash and cash equivalents
Cash and short-term deposits in the balance sheet comprise cash at banks and on hand and short-term deposits with a maturity of three months or less, which are subject to an insignificant risk of changes in value.
q) Inventory
Inventory is measured at the lower of cost and net realisable value. Inventory relates to the cost of purchasing raw material used in the production of Arq powder.
r) Prepayments
Prepayments comprise services that have been paid for in advance. The balance is expensed when the service has been delivered.
s) Lease liabilities
Lease liabilities recognised on balance sheet are recognised within borrowings. Upon inception, the lease liability is recognised as the present value of the expected future lease payments, calculated using the Group’s incremental borrowing rate, adjusted to reflect the length of the lease and country of location. The lease liability is measured at amortised cost using EIR. It is remeasured when there is a change to the forecasted lease payments. When the lease liability is remeasured, an adjustment is made to the corresponding right-of-use asset.
t) Short-term leases and leases of low-value assets
The Group applies the short-term lease recognition exemption to its short-term leases of machinery and equipment (i.e., those leases that have a lease term of 12 months or less from the commencement date). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered to be low-value. Lease payments on short term leases and leases of low-value assets are recognised as expense on a straight-line basis over the lease term.
u) New and amended standards and interpretations

ARQ LIMITED
Notes to the Consolidated Financial Statements (continued)
For the years ended 31 December 2021 and 2020
The following amended standards and interpretations which come into effect in the period and have not had a significant impact on the Group’s consolidated financial statements.
•Interest Rate Benchmark Reform – Phase 2: Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16
•Covid-19-Related Rent Concessions beyond 30 June 2021 Amendments to IFRS 16
v) Standards issued but not yet effective
Definition of Accounting Estimates - Amendments to IAS 8
In February 2021, the IASB issued amendments to IAS 8, in which it introduces a definition of ‘accounting estimates’. The amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors. The amendments are effective for annual reporting periods beginning on or after 1 January 2023 and apply to changes in accounting policies and changes in accounting estimates that occur on or after the start of that period. The amendments are not expected to have a material impact on the Group.
Disclosure of Accounting Policies - Amendments to IAS 1 and IFRS Practice Statement 2
In February 2021, the IASB issued amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements, in which it provides guidance and examples to help entities apply materiality judgements to accounting policy disclosures. The amendments aim to help entities provide accounting policy disclosures that are more useful by replacing the requirement for entities to disclose their ‘significant’ accounting policies with a requirement to disclose their ‘material’ accounting policies and adding guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures. The amendments to IAS 1 are applicable for annual periods beginning on or after 1 January 2023. The Group is currently assessing the impact of the amendments to determine the impact they will have on the Group’s accounting policy disclosures.
3 Significant accounting judgements, estimates and assumptions
The preparation of the Group’s consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of asset or liability affected in future periods.
a) Judgements
Lease liabilities
The Group determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised. For the leasing of land at Corbin, Kentucky, the Group has the option to extend the lease beyond 2025 and therefore management applies judgement in evaluating whether the lease will be renewed and has assumed it will be extended for a further 15 years based on the Group’s business plan.
b) Estimates and assumptions
Rehabilitation provision
The Group has recognised a provision for rehabilitation obligations associated with assets at two sites relating to coal-based feedstock. In determining the fair value of the provision, estimates are made in relation to discount rates, the expected cost to dismantle and remove the plant from the site and the expected timing of those costs. The Group estimates that the costs would be realised in the next 4 years at one site, and 23 years at another site. The provision is calculated using a discounted cashflow method. The carrying amount of the provision as at 31 December 2021 and 2020 was $4.2 million and $4.0 million, respectively.
Impairment of property, plant and equipment
The Group determines whether property, plant and equipment is impaired where there are indicators of impairment. Where there are indicators of impairment, the Group assesses its recoverable amount of the Group’s main assets, Corbin process facility and St Rose drying and blending facility, by taking the higher of the fair value less cost to sell and its value in use. If the recoverable amount of these assets is estimated to be less than its carrying amount, the carrying amount of these assets are reduced to its recoverable amount and an impairment loss is recognised as an expense immediately.
As a result of the planned merger between ADES and the Group, the Group has determined that the Corbin and St Rose facilities are two separate CGUs due to its plans to not use of any of the production from Corbin for the marine fuel market and terminate the construction of the St Rose drying and blending facility in the year ended 31 December 2021.
In the year ended 31 December 2021, the Group recognised an impairment loss of $73.4 million representing the write-down of certain property, plant and equipment and capitalised interest at the Corbin facility to its recoverable amount. The impairment loss was principally due to delays in upgrading the plant in order to start production and generate revenue. The recoverable

ARQ LIMITED
Notes to the Consolidated Financial Statements (continued)
For the years ended 31 December 2021 and 2020
amount of $92.3 million as at 31 December 2021 was based on the fair value less costs of disposal calculation for the Corbin facility and was estimated based on an external third-party valuation of the Corbin facility. The valuation was calculated using the Group’s 5 year forecast, applying an EBITDA multiple based on publicly trading companies in similar industries which range between 5.8x and 12.9x, and then discounting the EBITDA multiple using a rate between 20% and 40% as a result of the Group being a private company. Since this valuation was performed using significant non-observable inputs, the fair value is classified as a Level 3 measurement. A 10% decrease in either the EBITDA or the applied EBITDA multiple would increase the impairment loss by $8.2 million.
In the year ended 31 December 2021, the Group recognised an impairment loss of $16.7 million representing the write-down of certain property, plant and equipment, capitalised interest and prepaid tank leases at the St Rose drying and blending facility as a result of the decision to terminate the construction of the facility. The recoverable amount of $nil as at 31 December 2021 was based on the fair value less costs of disposal of these assets.
Share-based payments and warrants
The Group estimates the number of options that are likely to vest in regards to the performance criteria included in the Group’s management incentive plan.
The Group uses the Black-Scholes model in determining the fair value of options granted to employees under the Group’s share schemes and warrants issued to investors. The determination of the fair value of options and warrants requires a number of assumptions. The alteration of these assumptions may impact charges to the income statement over the vesting period of the award and the total amount allocated to equity. Details of the assumptions for share-based payments and performance criteria are disclosed in note 14.
Fair value of loans and borrowings
The Group uses risk adjusted discount rates to calculate the fair value of loans and borrowing. The discount rates are taken from observable markets where possible, but where this is not feasible, a degree of judgement is required to establish the discount rate such as liquidity and credit risk. During the year ended 31 December 2021, a discount rate of 21.5% (2020: 21.5%) was used to calculate the fair value of the York preferred units.
Leases - Estimating the incremental borrowing rate
In circumstances where the Group cannot readily determine the interest rate implicit in the lease, the incremental borrowing rate (IBR) is used to measure lease liabilities. The IBR is the rate of interest that the Group would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment.). The Group estimates the IBR using observable inputs (such as market interest rates) when available.
4 Adjusted EBITDA
Adjusted EBITDA is calculated by adding back depreciation of property, plant and equipment, impairment loss and share-based compensation from operating loss included in the consolidated income statement and other comprehensive income.
Directors prepare adjusted EBITDA in order to assist with comparability between peers and to give what they consider to be a better indication of the underlying business.

	2021	2020
	$'000	$'000
Operating loss	(115,969)	(33,106)
Depreciation	710	240
Impairment	90,070	—
Employee and contractor share-based payment expense	5,100	15,728
Adjusted EBITDA	(20,089)	(17,138)
In the year ended 31 December 2021, the Group recognised an impairment loss of $90.1 million (2020: $nil). Details of the impairment are set out in note 3b.
In the year ended 31 December 2021, share-based compensation includes $179,000 relating to shares issued to external suppliers (2020: $107,000).

ARQ LIMITED
Notes to the Consolidated Financial Statements (continued)
For the years ended 31 December 2021 and 2020
5 Salaries and benefits
A breakdown of salaries and benefits for the Group during the year is as follows:

	2021	2020
	$'000	$'000
Included in plant operating expenses
Wages and salaries	476	353
Other employee based costs	81	38

Included in research and development expenses
Wages and salaries	681	462
Other employee based costs	46	23

Included in administration expenses
Wages and salaries	4,734	4,592
Other employee based costs	922	765
Share-based compensation	4,921	15,621
	11,861	21,854
6 Plant operating expenses
A breakdown of plant operating expenses for the Group during the year is as follows:

	2021	2020
	$’000	$’000
Wages and salaries and other employee benefits	557	391
Contractors	1,922	1,087
Utility expenses	2,044	1,339
Impairment loss (note 3b)	90,070	—
Other operating expenses	1,579	948
	96,172	3,765
7 Administration expenses
A breakdown of administration expenses for the Group during the year is as follows:

	2021	2020
	$’000	$’000
Wages and salaries and other employee benefits	5,656	5,357
Share-based compensation (note 14)	4,921	15,621
Business development and marketing fee	2,318	2,499
Professional fees	1,406	1,316
Other administrative expenses	1,493	1,543
	15,794	26,336
In year ended 31 December 2021, business development and marketing fee includes an accrued product marketing fees of $2.0 million (2020: $2.0 million) charged by Vitol S.A. (“Vitol”). This was converted into ordinary shares of the company in August 2022. See note 23.

ARQ LIMITED
Notes to the Consolidated Financial Statements (continued)
For the years ended 31 December 2021 and 2020
8 Finance expenses

	2021	2020
	$'000	$'000
Interest on debts and borrowing	546	383
Revaluation of provision	87	92
Unwinding of discount on provisions	66	42
	699	517
In the year ended 31 December 2021, the Group interest on debt and borrowings of $15.4 million (2020: $12.5 million), of which $14.9 million (2020 : $12.1 million) was capitalised in property, plant and equipment as part of the construction of the Corbin and St Rose facilities.
9 Taxation
The charge for the year can be reconciled to the loss before tax per the income statement and other comprehensive income as follows:

	2021	2020
	$'000	$'000

Current tax	882	656
Adjustments in respect of current income tax of previous year	33	7
	915	663

	2021	2020
	$'000	$'000

Loss before tax	(116,639)	(33,485)
Taxation at domestic rate for foreign subsidiaries	(28,476)	(3,476)
Tax effect of:
Non- deductible expenses for tax purposes	694	398
Timing differences not recognised as deferred tax asset	26,261	1,772
Tax losses not recognised as deferred tax asset	1,521	1,306
Research and Development credit	882	656
Prior year research and development credit	33	7
	915	663
Profits arising in the Company are subject to Jersey income tax at the standard corporate income tax rate of 0%. Subsidiaries of the Group are subject to standard corporation rates ranging from 19% to 26.5%. No components of income tax affect other comprehensive income.
The Group has tax losses that arose in the US of approximately $37.0 million (2020: $33.4 million). These cumulative losses consist of $21.8 million which are expected to expire in years ranging from 2030 to 2033. Tax losses of $15.2 million (2020: $11.6 million) generated since 2018 can be carried forward indefinitely under the provision of new tax legislation. The Group has further tax losses in the UK of approximately $10.0 million (2020: $6.8 million) that are available indefinitely. Deferred tax assets of $12.3 million (2020: $10.1 million) have not been recognised in respect of these losses due to the startup nature of the Group. The Group will reevaluate whether a deferred tax asset should be recognised once the business nears profitability

ARQ LIMITED
Notes to the Consolidated Financial Statements (continued)
For the years ended 31 December 2021 and 2020
10 Property, plant and equipment

	Mineral assets	Plant and equipment	Land and buildings	Plant and equipment - Right of use	Land and building - Right of use	Work in progress	Total
	$'000	$'000	$'000	$'000	$'000	$'000	$'000

Cost
At 1 January 2020	3,367	481	—	—	5,981	105,952	115,781
Adjustments (see note 2a)	(980)	—	—	—	—	14,234	13,254
At 1 January 2020 (restated)	2,387	481	—	—	5,981	120,186	129,035
Additions	—	75	—	807	—	24,364	25,246
Disposal	—	(65)	—	—	(260)	—	(325)
Amendment to right of use	—	—	—	—	—	—	—
Change in rehabilitation provision	573	—	—	—	—	—	573
At 31 December 2020	2,960	491	—	807	5,721	144,550	154,529
Additions	—	136	—	6,820	696	21,659	29,311
Disposal	—	(74)	—	—	—	—	(74)
Transfer	—	71,663	70,184	—	—	(141,847)	—
Amendment to right of use	—	—	—	—	432	—	432
Change in rehabilitation provision	8	—	—	—	—	—	8
At 31 December 2021	2,968	72,216	70,184	7,627	6,849	24,362	184,206

Accumulated depreciation
At 1 January 2020	—	216	—	—	412	—	628
Depreciation charge	—	69	—	60	375	—	504
Disposal	—	(65)	—	—	(260)	—	(325)
At 31 December 2020	—	220	—	60	527	—	807
Depreciation charge	—	81	—	434	481	—	996
Impairment	—	37,307	36,052	—	—	15,711	89,070
Disposal	—	(59)	—	—	—	—	(59)
At 31 December 2021	—	37,549	36,052	494	1,008	15,711	90,814

Net book value
At 31 December 2021	2,968	34,667	34,132	7,133	5,841	8,651	93,392
At 31 December 2020	2,960	271	—	747	5,194	144,550	153,722
The Group started the construction of its new processing facility in Corbin, Kentucky in March 2016, which was commissioned as at 31 December 2021. The carrying amount of the Corbin processing facility at 31 December 2021 was $92.3 million (2020: $ 137.6 million). The Corbin processing facility and St Rose drying and blending facility is financed using a combination of third party borrowing and equity. The amount of borrowing costs capitalised during the year ended 31 December 2021 was $14.9 million (2020: $12.1 million). The rate used to determine the amount of borrowing costs eligible for capitalisation in the year ended 31 December 2021 was 19.7% (2020: 19.7%).

ARQ LIMITED
Notes to the Consolidated Financial Statements (continued)
For the years ended 31 December 2021 and 2020
Depreciation charge for the year ended 31 December 2021 of $1.0m (2020: $0.5 million) includes depreciation expensed in the income statement of $0.7m (2020: $0.2 million) and depreciation of $0.3 million (2020: $0.3 million) relating to the Corbin right of use lease was capitalised in work in progress.
Mineral assets include rehabilitation costs at the Corbin facility The balance will be depreciated once production at its Corbin facility commences.
11 Receivables and prepayment

	2021	2020
	$'000	$'000

Due within 1 year
Prepayments	658	1,268
Other receivables	979	854
	1,637	2,122

Due after 1 year
Deposit	2,391	1,741
	2,391	1,741
Deposits due after 1 year includes vendor deposits and surety bonds in regards to regulatory reclamation requirements on certain mining assets held by the Group.
12 Cash and cash equivalents

	2021	2020
	$'000	$'000

Cash at bank and on hand	7,013	27,455
	7,013	27,455
At 31 December 2021, the Group held cash of $1.0 million (2020: $nil) which is restricted to payment of interest on its loan facility. Interest on the loan facility is deducted from this bank account. (See note 16).
13 Called up share capital and share premium

	2021	2020
	Thousands	Thousands

Number of authorised shares

Ordinary shares of $0.10 each	200,000	200,000
Ordinary shares of $0.001 each	6,000	6,000
Series B preferred shares of $0.10 each	150,000	150,000
Series C preferred shares of $0.01 each	350,000	350,000

	706,000	706,000
Preferred shares rank ahead of ordinary shares in event of liquidation and payment of dividends.

ARQ LIMITED
Notes to the Consolidated Financial Statements (continued)
For the years ended 31 December 2021 and 2020

	Ordinary shares	Series B preferred shares	Called up share capital	Share premium	Capital reserve
	Thousands	Thousands	$'000	$'000	$'000
Movement in capital

At 1 January 2020	78,339	78,731	15,707	276,867	80,897
Adjustment (see note 2a)	—	—	—	925	(4,073)
At 1 January 2020 (restated)	78,339	78,731	15,707	277,792	76,824
Share-based compensation	35	—	3	104	15,621
At 31 December 2020	78,374	78,731	15,710	277,896	92,445
Issuance of shares	58,000	—	6,000	173,000	—
Share-based compensation	—	—	—	—	4,921,000
At 31 December 2021	78,432	78,731	15,716	278,069	97,366
The capital reserve includes the fair value of vested equity-settled share options and the fair value of equity settled warrants that have not been exercised. The reserve will be adjusted for the Group’s best estimate of whether the warrants and options will ultimately vest based on non-market performance conditions.
Equity-settled warrants
Each equity-settled warrant converts into one ordinary share of the Company on exercise. All warrants vest immediately except for 1,701,788 warrants that include a performance condition requiring the Group to meet certain sales targets before the warrants can vest. Once the warrants have vested, they can be exercised prior to the end of their contractual life. No change was made to the terms of the warrants in the year ended 31 December 2021. See note 23 for changes in the terms of certain warrants subsequent to 31 December 2021.

	Ordinary share warrants	Weighted average exercise price
	Thousands	$

At 1 January 2020	22,329	3.51
At 31 December 2020	22,329	3.51
Expired	(15,755)	4.45
At 31 December 2021	6,574	1.26
14 Shared-based payments
Equity-settled share option scheme
The Group introduced a share option programme in 2015 to grant share options as an incentive for directors, employees and consultants of the Group. Each share option converts into one ordinary share of the Company on exercise. No amounts are paid or payable by the recipient on receipt of the option and the Group has no legal obligation to repurchase or settle the options in cash. The options carry neither rights to dividends nor voting rights prior to the date on which the options are exercised. Options may be exercised at any time from the date of vesting to the date of expiry. During the year ended 31 December 2020, the Group introduced a management incentive scheme whereby vesting of options is in accordance with the achievement of certain performance conditions with 5% of options vesting based on the commissioning of Corbin and St Rose, 5% vesting based on the Company entering into a fixed priced contract for St Rose construction and commissioning, a further 40% vesting based on meeting certain sales and production targets, and the remaining 50% vesting based on financing and designing of a second plant meeting certain production criteria. In the year ended 31 December 2021, as a result of terminating the construction of the St Rose drying and blending facility, the Group adjusted its estimate of the number of options issued in the management incentive scheme that will ultimately vest.

ARQ LIMITED
Notes to the Consolidated Financial Statements (continued)
For the years ended 31 December 2021 and 2020
In July 2018, as part of entering into a marketing agreement with Vitol, the Company issued an option to acquire 18,656,716 ordinary shares with an exercise price of $0.80 per share (amended to options over 1,865,672 ordinary shares at an exercise price of $4.63 per share following the 10:1 share consolidation and rights issue in 2019). The option will vest if Vitol sells more than 75% of production from the Corbin Plant during the first 180 days of commercial production. The Company issued a second option to acquire 18,656,716 ordinary shares with an exercise price of $2.00 per share (amended to options over 1,865,672 ordinary shares at an exercise price of $11.57 per share following the 10:1 share consolidation and rights issue in 2019). The option will vest if Vitol sells more than 2 million tonnes of Arq Fuel. Both sets of options have a one year term from the vesting date. Both options were cancelled in August 2022.
See note 23 for changes in the terms of the Vitol options and share option scheme subsequent to 31 December 2021. Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	Employee incentive options	Weighted average exercise price	Other incentive options	Weighted average exercise price
	Thousands	$	Thousands	$

At 1 January 2020	13,427	1.76	3,731	8.10
Additions	11,990	0.04	—	—
At 31 December 2020	25,417	1.00	3,731	8.10
At 31 December 2021	25,417	1.00	3,731	8.10
The number of options exercisable as at 31 December 2021 was 15,206,000 (2020: 14,786,000).
The weighted average remaining contractual life for the share options outstanding as at 31 December 2021 was 4.20 years (2020: 5.20 years).
The weighted average fair value of options granted in 2020 was $1.96 per option. No options were granted in the year ended 31 December 2021.
The range of exercise prices for options outstanding at the end of the year was $0.00 to $11.43 (2020: $0.00 to $11.43).
The following tables list the inputs using the Black Scholes model for the share option for the years ended 31 December 2021 and 2020.

	2021	2020

Weighted average fair values at the measurement date for options granted:
Dividend yield (%)	—%	—%
Expected volatility (%)	93%	93%
Risk-free interest rate (%)	1.56%	1.56%
Expected life of share options (years)	3.06 years	3.06 years
Weighted average price of ordinary shares ($)	$2.06	$2.06
Expected volatility and expected life used in the model has been adjusted, based on management’s best estimate, for the eﬀects of non- transferability, exercise restrictions and behavioural considerations.
15 Trade and other payables

	2021	2020
	$'000	$'000

Trade payables	6279	4721
Accruals	1250	739
	7,529	5,460

ARQ LIMITED
Notes to the Consolidated Financial Statements (continued)
For the years ended 31 December 2021 and 2020
16 Long-term borrowing

	2021	2020
	$'000	$'000

Due within 1 year
York preferred units	82,881	—
Lease liability	1,422	400
	84,303	400

Due after 1 year
York preferred units	—	68,207
Bank Loan	5,721	—
Lease liability	12,189	5,819
	17,910	74,026
The table below summarises changes in borrowing:

	York preferred units	Lease liability	Bank loan	Total
	$'000	$'000	$'000	$'000

At 1 January 2020	56,135	5,719	—	61,854
Cashflows	—	(688)	—	(688)
Additions	—	807	—	807
Accrued finance costs	12,070	381	—	12,451
At 31 December 2020	68,205	6,219	—	74,424
Cashflows	—	(1,105)	6,230	5,125
Additions	—	7,516		7,516
Accrued finance costs	14,676	549	—	15,225
Non cash movements	—	432	—	432
Transaction costs	—	—	(509)	(509)
At 31 December 2021	82,881	13,611	5,721	102,213
York preferred units
York entered into an agreement with the Group to become a preferred unit holder of Arq Project in 2015. The preferred units do not have voting rights and rank ahead of the common and ordinary shares of Arq Project.
The preferred units accrue interest of 15% per annum on the aggregate amount outstanding and mature in September 2022. The outstanding amount of principal and interest can be converted at any time into Series B preferred shares of the Company at a conversion price of $3.10 per share.
See note 23 for changes in the terms of the preferred units subsequent to 31 December 2021.
Lease liability
The Group has lease contracts for various items of mobile equipment, offices, rail cars and land used in its operations. Leases of mobile equipment, rail cars and offices generally have lease terms between 3 and 7 years. The Group also has a 10 year lease contract for land at its Corbin plant which includes an option to extend the lease. This allows the Group to use the land to extract the coal waste and build its plant facilities at Corbin to meet its overall business objectives.
The undiscounted potential future rental payments relating to periods following the exercise date of extension that are not in the lease term is $7.5 million (2020: $7.5 million).

ARQ LIMITED
Notes to the Consolidated Financial Statements (continued)
For the years ended 31 December 2021 and 2020
Bank loan
In January 2021, the Group entered into a loan facility agreement with Community Bank Trust Inc., partly guaranteed by the US Department of Agriculture, whereby the Group can borrow up to $10 million up to January 2022 to invest in its demonstration plant and mini drying and blending facility at Corbin, Kentucky. The loan facility is secured on the property, plant and equipment at Corbin. The loan facility interest rate is the higher of 6% and US Prime Rate + 2.75%. Loan repayments will start at the beginning of the third year, with the loan facility being fully repaid by January 2036. At 31 December 2021, the Group has drawn down $6.2 million of the loan facility. The Group’s cash and cash equivalent includes $1.0 million which is restricted to paying interest on the loan facility up to January 2023. See note 23 for changes in the terms of the loan facility subsequent to 31 December 2021.
17 Provisions

	2021	2020
	$'000	$'000

Asset rehabilitation costs
At 1 January	4,015	3,307
Interest	66	43
Change in rehabilitation provision	95	665
At 31 December	4,176	4,015
The Group has an obligation to undertake rehabilitation work when disturbance is caused by the development or ongoing production of a mining property. As at 31 December 2021, $nil (2020: $0.9 million) is included in current liabilities.
The discount rate used in the calculation of the provision as at 31 December 2021 equaled 1.3% (2020: 0.8%).
18 Related party transactions
During the year ended 31 December 2021, the Group was charged rent and other office expenses at cost totaling $98,000 (2020: $257,000), by companies controlled by key management. At 31 December 2021, $1,000 (2020: $nil) was owed to companies controlled by key management. In 2021, an office lease was novated by the related party (a company controlled by key management) to the Group. In accordance with IFRS 16, an asset and liability of $0.2 million was recognised.
The remuneration of the directors and the executive leadership team during the year is as follows:

	2021	2020
	$'000	$'000

Wages and salaries	2,676	2,528
Share-based payment expense	4,658	14,353
	7,334	16,881
Details of all related party transactions with York, a significant shareholder of the Company, are set out in Note 16 and 23.
19 Commitments
At 31 December 2021, the Group had capital commitments relating to the construction of Corbin facility of $1,269,000 (2020: $3,226,000).
20 Financial instruments
The Group’s ﬁnancial instruments comprise cash balances, receivables and payables that arise directly from its operations and borrowings. The table below sets out the carrying value of all financial instruments by category. The fair value of all financial assets and financial liabilities is not materially different to the book value.

ARQ LIMITED
Notes to the Consolidated Financial Statements (continued)
For the years ended 31 December 2021 and 2020

	2021	2020
	$'000	$'000

Financial assets
Receivables	3,370	2,595
Cash and cash equivalent	7,013	27,455
	10,383	30,050

Financial liabilities
Trade and other payables	7,529	5,460
Loans and borrowings	102,213	74,426
	109,742	79,886
The main risks the Group faces are foreign exchange risk, liquidity risk and capital risk. The board regularly reviews and agrees policies for managing each of these risks. The Group’s policies for managing these risks are summarised below and have been applied throughout the period.
Foreign exchange risk
As a Group with office based in the UK and the US, the Group is exposed to foreign exchange risk as a result of operating expenses incurred in GBP. A strengthening of the US dollar against the GBP has a positive effect on the Group’s earnings. The Group’s policy is not to hedge such exposure.
Liquidity risk
Liquidity risk arises from the management of working capital, ﬁnance charges and principal repayments on its debt instruments.
Management’s policy is to ensure that it will always have sufﬁcient cash to allow it to meet its liabilities when they become due. Management also prepares 12 month cash ﬂow projections as well as information regarding cash balances on a weekly basis.
The table below summarises the maturity proﬁle of the Group’s ﬁnancial liabilities based on contractual undiscounted payments:

For the year ended 31 December 2021
	Less than 3 months	3 to 12 months	Between 1 and 5 years	Greater than 5 years
	$'000	$'000	$'000	$'000

Trade and other payables	5,040	2,489	—	—
Loans and borrowing	469	87,118	8,587	6,297
	5,509	89,607	8,587	6,297

For the year ended 31 December 2020
	Less than 3 months	3 to 12 months	Between 1 and 5 years	Greater than 5 years
	$'000	$'000	$'000	$'000

Trade and other payables	3,771	1,302	387	—
Loans and borrowings	197	591	75,809	—
	3,968	1,893	76,196	—

ARQ LIMITED
Notes to the Consolidated Financial Statements (continued)
For the years ended 31 December 2021 and 2020
Capital risk
The group’s objectives when managing capital are to safeguard the ability to continue as a going concern in order to provide returns for shareholders and beneﬁts to other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. The Group manages its capital structure and makes adjustments in light of changes in economic conditions and the requirements of the business to deliver its business plan. To maintain or adjust the capital structure, the Group may issue new shares or draw on other project finance.
21 Ultimate Controlling Party
In the opinion of the Directors, the Group does not have a single ultimate controlling party.
22 Investment in subsidiaries
The Group consolidated financial statements include the following subsidiaries:

			Equity Interest
Name	Country of incorporation	Principal activities	2021	2020
Arq IP Limited	United Kingdom	Dormant	100%	100%
Arq Coal Technologies LLC	United States of America	Energy Technology	100%	100%
Arq UK Management Limited	United Kingdom	Energy Technology	100%	100%
Arq International Limited	United Kingdom	Dormant	100%	100%
Arq Project Holdings Company LLC	United States of America	Financing Company	100%	100%
Arq Fuel LLC	United States of America	Dormant	100%	100%
Arq Corbin Land LLC	United States of America	Energy Technology	100%	100%
Arq Corbin LLC	United States of America	Energy Technology	100%	100%
Corbin Project LLC	United States of America	Energy Technology	100%	100%
Wharncliffe Asset Management LLC	United States of America	Dormant	100%	100%
Glen Alum Management LLC	United States of America	Dormant	100%	100%
Mine Four LLC	United States of America	Dormant	100%	100%
Arq Series B LLC	United States of America	Financing Company	100%	100%
Arq St Rose LLC	United States of America	Energy Technology	100%	100%
23 Post Balance Sheet Events
In August 2022, the Group entered into an agreement with ADES, a US listed producer of activated carbon, whereby ADES will acquire 100% of the outstanding share capital of the Company on completion of the transaction by issuing ADES shares in exchange for the Company’s outstanding share capital. The completion of the transaction is subject to some customary conditions precedents, including the filing of all required documents with the United States Securities and Exchange Commission, ADES shareholder approval, and the scheme of arrangement under Article 125 of the Companies (Jersey) Law 1991 (the “Scheme”) becoming effective. In advance of entering into the transaction, the Group obtained irrevocable consents from the Company’s shareholders holding 75% of the shares of the Company to vote in favour of the Scheme.
In advance of signing the agreement with ADES, the Group agreed to make a number of changes to its capital structure as set out below:
•All share options and warrants issued to York and Vitol SA were cancelled. The Group cancelled 3,731,344 equity- settled share options and 3,936,382 warrants.
•The Board approved that they will enter into a resolution upon completion of the transaction cancelling all remaining share options and warrants which have an exercise price greater than the value of ordinary shares or the performance criteria has not been met. It was also agreed to settle all “in the money” options and warrants for shares in the Company for equivalent value at the completion of the transaction.
•As at August 2022, the Group owed $5.0 million in accrued marketing fees to Vitol, a supplier and shareholder of the Company. It was agreed that the accrued marketing fee would be converted into 1,612,903 ordinary shares
•York agreed to forbear from taking any action against any claims arising from the non-payment of interest and principal amounts under the York preferred units until the earlier of (i) June 2023, (ii) the consummation of the transaction with ADES and (iii) the termination of the transaction agreement.

ARQ LIMITED
Notes to the Consolidated Financial Statements (continued)
For the years ended 31 December 2021 and 2020
•The Group agreed with York that upon completion of the transaction, the York preferred units plus any accrued interest will be converted into 32,020,535 ordinary shares.
•York agreed to convert all its 37,086,998 Series B preferred shares into ordinary shares.
•The Group agreed to issue 2,250,000 ordinary shares to Community SPV GP LP for providing transactional advice.
•Upon the approval of resolutions which are to be circulated as part of a circular (the “Circular”) sent to the Company’s shareholders (with the Company having received irrevocable undertakings from 75% of its shareholders to approve such resolutions) it is intended that the outstanding Series B preferred shares will be converted into ordinary shares, the authorised ordinary share capital will be increased to 800,000,000 ordinary shares of $0.10 each. At the completion of the transaction, the Group will pay ordinary shares to option holders which have an exercise price below the value of the ordinary shares
In order to finance the working capital of the Group up to the completion of the transaction, the Group raised $6.9 million in secured convertible loan notes (“Convertible Loan Notes”) in August 2022 from certain initial subscribers, with the option to increase to up to $8 million when the convertible loan notes are offered to all of the Company’s shareholders on a pro-rata basis, pursuant to the Circular. The main terms of the loan note are as follows:
•Upon completion of the merger agreement, the convertible loan note will convert into ordinary shares of the Company. If the convertible loan note holder subscribes for their pro-rata share of a $20.0 million private investment into the new merged group of ADES and the Group, the convertible loan note conversion price will be c. 2.9 – 3.4 US cents per ordinary share (depending on the total funds raised under the Convertible Loan Notes). If the Convertible Loan Note holder does not subscribe to this further investment, the Convertible Loan Note conversion price will be c. 20.8 US cents per ordinary share.
•The convertible loan note is secured by a debenture granting security to the convertible loan notes via fixed and floating charges over the assets of the Company and Arq IP Limited.
In January 2022, the Group amended their loan facility agreement with Community Bank Trust Inc., allowing the Group to draw down the loan facility up to January 2023.
As a result of changes in the macroeconomic environment since 31 December 2021, EBITDA multiples for publicly traded companies in similar industries have decreased. This has resulted in a decrease in the recoverable amount of the Corbin facility, and the Group is forecasting an impairment loss in the range of $20.0 million and $30.0 million for the six months ended 30 June 2022.

INDEX TO THE FINANCIAL STATEMENTS OF ARQ LIMITED

Page
Unaudited Consolidated Financial Statements of Arq Limited as of June 30, 2022 and for the six months ended June 30, 2022 and June 30, 2021 (as prepared under International Financial Reporting Standards):
Consolidated Income Statement and Other Comprehensive Income for the six months ended 30 June 2022	F-113
Consolidated Balance Sheet as at 30 June 2022	F-114
Consolidated Statement of Changes in Equity for the six months ended 30 June 2022	F-115
Consolidated Statement of Cashflows for the six months ended 30 June 2022	F-116
Notes to Consolidated Financial Statements	F-117

See “Where You Can Find More Information” beginning on page 214 on this proxy statement/prospectus.

ARQ LIMITED
Consolidated Income Statement and Other Comprehensive Income
For the six months ended 30 June 2022

		6 months
	Notes	2022	2021
		$'000	$'000

Plant operating expenses	5	27,530	2,645
Research and development expense		1,037	1,762
Administration expenses	6	6,964	9,136
Operating loss		(35,531)	(13,543)
Finance expenses		(9,099)	(268)
Finance and other income		43	24
Other expenses		(30)	(20)
Loss before tax		(44,617)	(13,807)
Income tax income	7	251	438
Net loss for the period		(44,366)	(13,369)
Other comprehensive income		—	—
Total comprehensive loss for the period		(44,366)	(13,369)
Attributable to Equity shareholders of the company		(44,366)	(13,369)

ARQ LIMITED
Consolidated Balance Sheet
As at 30 June 2022

	Notes	June 30, 2022	December 31, 2021
		$'000	$'000
Assets
Non-current assets
Property, plant and equipment	8	66,223	93,392
Other long-term receivables and prepayments		2,341	2,391
Total non-current assets		68,564	95,783

Current assets
Inventory		340	340
Other receivables and prepayments		1,576	1,637
Cash and cash equivalents		1,297	7,013
Total current assets		3,213	8,990
Total assets		71,777	104,773

Equity and liabilities
Equity
Called up share capital	9	15,719	15,716
Share premium	9	278,140	278,069
Other capital reserve	9	98,677	97,366
Retained deficit		(444,662)	(400,296)
Equity attributable to equity shareholders of the company		(52,126)	(9,145)

Current liabilities
Trade and other payables		9,302	7,529
Current portion of long-term borrowing	10	92,740	84,303
Total current liabilities		102,042	91,832

Non-current liabilities
Long-term borrowing, net of current portion	10	18,317	17,910
Provisions	11	3,544	4,176
Total non-current liabilities		21,861	22,086
Total liabilities		123,903	113,918
Total equity and liabilities		71,777	104,773

ARQ LIMITED
Consolidated Statement of Changes in Equity
For the six months ended 30 June 2022

	Called up share capital	Share premium	Other capital reserve	Retained Deficit	Total
	$'000	$'000	$'000	$'000	$'000
As at 1 January 2021	15,710	277,896	92,445	(284,572)	101,479
Total comprehensive loss for the period	—	—	—	(13,369)	(13,369)
Issuance of shares	3	69	—	—	72
Share-based compensation	—	—	3,798	—	3,798
As at 30 June 2021	15,713	277,965	96,243	(297,941)	91,980

As at 1 January 2022	15,716	278,069	97,366	(400,296)	(9,145)
Total comprehensive loss for the period	—	—	—	(44,366)	(44,366)
Issuance of shares	3	71	—	—	74
Share-based compensation	—	—	1,311	—	1,311
As at 30 June 2022	15,719	278,140	98,677	(444,662)	(52,126)

ARQ LIMITED
Consolidated Statement of Cashflows
For the six month ended 30 June 2022

		6 months
	Notes	2022	2021
		$'000	$'000
Operating Activities
Loss before tax		(44,617)	(13,807)
Adjustment to reconcile loss before tax to net cash flows
Share-based payment expense		1,385	3,870
Depreciation of property, plant and equipment		2,673	184
Impairment loss		23,051	—
Finance income		(1)	(8)
Finance cost		9,099	268
Loss on disposal of fixed assets		—	16
Working capital adjustments
Increase in trade and other payables		1,881	1,016
Increase in other receivables and prepayments		653	(516)

Net cash outflows from operating activities		(5,876)	(8,977)

Investing activities
Purchase of property, plant and equipment		(1,439)	(3,011)
Interest received		1	8
Net cash outflows from investing activities		(1,438)	(3,003)

Financing activities
Proceeds from bank loan		2,765	2,431
Transaction costs		(291)	(498)
Repayment of borrowings		(628)	(476)
Interest paid		(248)	(36)
Net cash inflows from financing activities		1,598	1,421

Cash and cash equivalents at 1 January		7,013	27,455
Net decrease in cash and cash equivalents		(5,716)	(10,559)
Cash and cash equivalents at 30 June		1,297	16,896

ARQ LIMITED
Notes to the Consolidated Financial Statements
For the six month ended 30 June 2022
1 Description of the Organization.
Arq Limited (“Company”), is a limited company domiciled in Jersey and incorporated on December 30, 2010 under the Companies (Jersey) Law 1991. The Company and its subsidiaries at 30 June 2022 comprise the Arq Group (“Group”). The registered office is located at Level 1 IFC 1 Esplanade St Helier Jersey JE2 3BX.
2 Basis of preparation
This condensed consolidated interim financial report for the six month reporting period ended 30 June 2022 has been prepared in accordance with Accounting Standard IAS 34 Interim Financial Reporting.
The interim report does not include all the notes of the type normally included in an annual financial statements. Accordingly, this report is to be read in conjunction with the consolidated financial statements for the year ended 31 December 2021.
The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.
3 Going concern
The Group has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Group’s ability to continue as a going concern within one year after the date the consolidated financial statements are issued.
The Group is not currently revenue generating and hence from its inception through 30 June 2022, has incurred significant operating losses and has reported negative cash flows from operations. At 30 June 2022, the Group has unrestricted cash of $0.5 million and net current liabilities of $98.8 million. Subsequent to the year-end, the Group renegotiated a number of key supplier and employee contracts to reduce costs, agreed payment plans with a number of key suppliers, agreed that the York preferred units will be converted into Company’s ordinary shares and raised $6.9 million in secured convertible loan notes (“Convertible Loan Notes”). The Group forecasted that it has sufficient funding through to the first quarter of 2023. The future viability of the Group is dependent on its ability to raise additional capital to finance its operations.
In August 2022, the Group entered into an agreement with Advanced Emissions Solutions, Inc. (“ADES”), a US listed activated carbon producer, whereby ADES will acquire 100% of the outstanding share capital of the Company in exchange for ADES shares (“merger transaction”). The combination of ADES and the Group (together, “combined group”), will have a secure integrated supply chain to produce granular activated carbon (‘GAC’) using Arq powder that creates significant competitive advantages. The production of GAC using Arq powder has shown to have a higher performance in certain market applications and are expected to have a lower emissions profile and lower costs. ADES and the Group have prepared a combined business plan which involves using Arq powder from our Corbin plant, and then drying, pelletising and charring the Arq powder to produce GAC. This will involve upgrading the plant at Corbin and building a micro-pellet and charring plant at ADES’s Red River facility.
The merger transaction is planned to be completed in the first quarter of 2023, when the combined group will have access to the following finance:
•Approximately $50 million of cash that is forecast to be on ADES’s balance sheet at completion.
•A committed $10 million senior secured debt facility to be raised by the combined group.
•A committed $20 million private equity investment into the combined group to be raised from existing Company shareholders.
The Group has received a letter from ADES that subject to the completion of the merger transaction, ADES will provide financial support to the Group.
Upon completion of the merger transaction between ADES and the Group, the new combined group will have a minimum cash balance of approximately $80 million, and the Group will have sufficient funds through to 30 November 2023.
The completion of the merger is subject to some customary conditions precedents, including the filing of all required documents with the United States Securities and Exchange Commission, ADES shareholder approval, and court approval of the Scheme of Arrangement under Jersey law. To reduce the risk of delays in the completion of the merger, the Group obtained irrevocable consents from the Company’s shareholders holding 75% of the Company’s shares and class consents from each class of shareholders to vote in favour of the Scheme of Arrangement.
Based on the recurring losses incurred by the company, the company’s forecasts whereby additional capital will be required beyond the first quarter of 2023 and the merger is still subject to conditions and shareholder approval, the Group has concluded that there is substantial doubt about its ability to continue as a going concern.
Taking into account the transaction and the combined group’s business plan up to 30 November 2023, the Directors believe it is reasonable to adopt the going concern basis of accounting in preparing the consolidated financial statements therefore, the

ARQ LIMITED
Notes to the Consolidated Financial Statements
For the six month ended 30 June 2022
accompanying consolidated financial statements do not include the adjustments that might result if the Group were unable to continue as a going concern.
4 Adjusted EBITDA
In preparation of adjusted EBITDA, the Directors exclude share-based compensation, depreciation of property, plant and equipment, and impairment in order to assist with comparability between peers and to give what they consider to be a better indication of the underlying business.

	6 months
	2022	2021
	$’000	$’000
Operating loss	(35,531)	(13,543)
Depreciation	2,673	184
Share-based compensation	1,385	3,798
Impairment loss	23,051	-
Adjusted EBITDA	(8,422)	(9,561)
In the six months ended 30 June 2022, the Group recognised an impairment loss of $23.1 million representing the write-down of certain property, plant and equipment and capitalised interest at the Corbin facility to its recoverable amount. The impairment loss was principally due to a change in the macroeconomic environment and a change in the business plan since 31 December 2021. The recoverable amount of $65.2 million as at 30 June 2022 was based on the fair value less costs of disposal calculation for the Corbin facility and was estimated based on an external third-party valuation of the Corbin facility. The valuation was calculated using the Group’s 5 year forecast, applying an EBITDA multiple based on publicly trading companies in similar industries which range between 2.3x and 12.3x, and then discounting the EBITDA multiple using a rate between 20% and 40% as a result of the Group being a private company. Since this valuation was performed using significant non-observable inputs, the fair value is classified as a Level 3 measurement.
5 Plant operating expenses
A breakdown of plant operating expenses for the Group during the six months is as follows:

	6 months
	2022	2021
	$’000	$’000
Wages and salaries and other employee benefits	316	249
Contractors	448	787
Utility expenses	741	948
Impairment loss	23,051	-
Depreciation	2,528	55
Other operating expenses	446	606
	27,530	2,645

ARQ LIMITED
Notes to the Consolidated Financial Statements
For the six month ended 30 June 2022
6 Administration expenses
A breakdown of administration expenses for the Group during the six months is as follows:

	6 months
	2022	2021
	$’000	$’000
Wages and salaries and other employee benefits	2,619	2,898
Share-based compensation	1,385	3,798
Business development and marketing fee	1,111	1,190
Professional fees	1,068	552
Other administrative expenses	781	698
	6,964	9,136
7 Taxation
The income tax income represents the estimated research and development tax credits.
8 Property, plant and equipment

	Mineral assets	Plant and equipment	Land and buildings	Plant and equipment - Right of use	Land and building - Right of use	Work in progress	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Cost
At 1 January 2022	2,968	72,216	70,184	7,627	6,849	24,362	184,206
Additions	-	113	-	-	-	1,219	1,332
Change in rehabilitation provision	(677)	-	-	-	-	-	(677)
Amendment to right of use	-	-	-	(2,100)	-	-	(2,100)
At 30 June 2022	2,291	72,329	70,184	5,527	6,849	25,581	182,761

Accumulated depreciation
At 1 January 2022	-	37,549	36,052	494	1,008	15,711	90,814
Impairment	-	11,723	11,328	-	-	-	23,051
Depreciation charge	-	1,194	859	375	245	-	2,673
At 30 June 2022	-	50,466	48,239	869	1,253	15,711	116,538

Net book value
At 30 June 2022	2,291	21,863	21,945	4,658	5,596	9,870	66,223

At 31 December 2021	2,968	34,667	34,132	7,133	5,841	8,651	93,392

ARQ LIMITED
Notes to the Consolidated Financial Statements
For the six month ended 30 June 2022
9 Called up share capital and share premium
The movement in capital during the six months is as follows:

Movement in capital	Ordinary shares	Series B preferred shares	Called up share capital	Share Premium	Capital Reserve
	Thousand	Thousand	$'000	$'000	$'000
At 1 January 2021	78,374	78,731	15,710	277,896	92,445
Issuance of shares	25	-	3	69	-
Share-based compensation	-	-	-	-	3,798
At 30 June 2021	78,399	78,731	15,713	277,965	96,243

At 1 January 2022	78,432	78,731	15,716	278,069	97,366
Issuance of shares	30	-	3	71	-
Share-based compensation	-	-	-	-	1,311
At 30 June 2022	78,462	78,731	15,719	278,140	98,677
10 Long-term borrowing

	30 June 2022	31 December 2021
	$’000	$’000
Due within 1 year
York preferred units	91,363	82,881
Lease liability	1,377	1,422
	92,740	84,303
Due after 1 year
Bank loan	8,503	5,721
Lease liability	9,814	12,189
	18,317	17,910

ARQ LIMITED
Notes to the Consolidated Financial Statements
For the six month ended 30 June 2022
The table below summarises changes in borrowing

	York preferred units	Lease liability	Bank loan	Total
	$’000	$’000	$’000	$’000

At 1 January 2021	68,205	6,219	-	61,854
Cashflows	-	(476)	2,431	1,955
Additions	-	7,516	-	7,516
Accrued finance costs	6,980	188	-	7,168
Other non-cash movements		432		432
Transaction costs	-	-	(542)	(542)
At 30 June 2021	75,185	13,879	1,889	78,383

At 1 January 2022	82,881	13,611	5,721	102,213
Cashflows	-	(628)	2,765	2,137
Accrued finance costs	8,482	308	-	8,790
Other non-cash movements	-	(2,100)	17	(2,083)
At 30 June 2022	91,363	11,191	8,503	111,057
11 Provisions

	30 June 2022	31 December 2021
	$’000	$’000
Asset rehabilitation costs
At 1 January	4,176	4,015
Interest	57	66
Change in rehabilitation provision	(689)	95
At 30 June	3,544	4,176
The Group has an obligation to undertake rehabilitation when environmental disturbance is caused by the development or ongoing production of a mining property.

ARQ LIMITED
Notes to the Consolidated Financial Statements
For the six month ended 30 June 2022
13 Financial instruments
The Group’s ﬁnancial instruments comprise cash balances, receivables and payables that arise directly from its operations and borrowings. The table below sets out the carrying value of all financial instruments by category. The fair value of all financial assets and financial liabilities is not materially different to the book value.

	30 June 2022	31 December 2021
	$’000	$’000
Financial assets
Receivables	3,514	3,370
Cash and cash equivalents	1,297	7,013
	4,811	10,383
Financial liabilities
Trade and other payables
Loans and borrowings	9,302	7,529
	111,057	102,213
	120,359	109,742
14 Post Balance Sheet Events
In August 2022, the Group entered into an agreement with ADES, a US listed producer of activated carbon, whereby ADES will acquire 100% of the outstanding share capital of the Company on completion of the transaction by issuing ADES shares in exchange for the Company’s outstanding share capital. The completion of the transaction is subject to some customary conditions precedents, including the filing of all required documents with the United States Securities and Exchange Commission, ADES shareholder approval, and the scheme of arrangement under Article 125 of the Companies (Jersey) Law 1991 (the “Scheme”) becoming effective. In advance of entering into the transaction, the Group obtained irrevocable consents from the Company’s shareholders holding 75% of the shares of the Company and class consents from each class of shareholders to vote in favour of the Scheme and other related capital reorganisations entered into in conjunction with the transaction.
In advance of signing the agreement with ADES, the Group agreed to make a number of changes to its capital structure as set out below:
•All share options and warrants issued to York and Vitol SA were cancelled. The Group cancelled 3,731,344 equity- settled share options and 3,936,382 warrants.
•The Board approved that they will enter into a resolution upon completion of the transaction cancelling all remaining share options and warrants which have an exercise price greater than the value of ordinary shares or the performance criteria has not been met. It was also agreed to settle all in the money options and warrants for shares in the Company for equivalent value at the completion of the transaction.
•As at August 2022, the Group owed $5.0 million in accrued marketing fees to Vitol, a supplier and shareholder of the Company. It was agreed that the accrued marketing fee would be converted into 1,612,903 ordinary shares.
•York agreed to forbear from taking any action against any claims arising from the non-payment of interest and principal amounts under the York preferred units until the earlier of (i) June 2023, (ii) the consummation of the transaction with ADES and (iii) the termination of the transaction agreement.
•The Group agreed with York that upon completion of the transaction, the York preferred units plus any accrued interest will be converted into 32,020,535 ordinary shares.
•York agreed to convert all its 37,086,998 Series B preferred shares into ordinary shares.
•The Group agreed to issue 2,250,000 ordinary shares to Community SPV GP LP for providing transactional advice.
•Upon the approval of resolutions which are to be circulated as part of a circular (the “Circular”) sent to the Company’s shareholders (with the Company having received irrevocable undertakings from 75% of its shareholders to approve such resolutions) it is intended that the outstanding Series B preferred shares will be converted into ordinary shares, the authorised ordinary share capital will be increased to 800,000,000 ordinary shares of $0.10 each. At the completion of the transaction, the Group will pay ordinary shares to option holders which have an exercise price below the value of the ordinary shares

ARQ LIMITED
Notes to the Consolidated Financial Statements
For the six month ended 30 June 2022
In order to finance the working capital of the Group up to the completion of the transaction, the Group raised $6.9 million in secured convertible loan notes (“Convertible Loan Notes”) in August 2022 from certain initial subscribers, with the option to increase to up to $8 million when the convertible loan notes are offered to all of the Company’s shareholders on a pro-rata basis, pursuant to the Circular. The main terms of the loan note are as follows:
•Upon completion of the merger agreement, the convertible loan note will convert into ordinary shares of the Company. If the convertible loan note holder subscribes for their pro-rata share of a $20 million private investment into the new merged group of ADES and the Group, the convertible loan note conversion price will be c. 2.9 – 3.4 US cents per ordinary share (depending on the total funds raised under the Convertible Loan Notes). If the Convertible Loan Note holder does not subscribe to this further investment, the Convertible Loan Note conversion price will be c. 20.8 US cents per ordinary share.
•The convertible loan note is secured by a debenture granting security to the convertible loan notes via fixed and floating charges over the assets of the Company and Arq IP Limited.

Annex A—Transaction Agreement

TRANSACTION AGREEMENT
among
ADVANCED EMISSIONS SOLUTIONS, INC.
a Delaware corporation,
ELBERT HOLDINGS, INC.,
a Delaware corporation,
ELBERT MERGER SUB 1, INC.,
a Delaware corporation, and
ARQ LIMITED
a Jersey limited company
Dated as of August 19, 2022

Exhibits

Exhibit A	Definitions
Exhibit B	Form of Voting and Lock-Up Agreement
Exhibit C	New ADES Charter
Exhibit D	New ADES Bylaws

TRANSACTION AGREEMENT
THIS TRANSACTION AGREEMENT (this “Agreement”) is made and entered into as of August 19, 2022, by and among (i) ADVANCED EMISSIONS SOLUTIONS, INC., a Delaware corporation (“ADES”), (ii) ELBERT HOLDINGS, INC., a Delaware corporation (“New ADES”), (iii) ELBERT MERGER SUB 1, INC., a Delaware corporation (“Merger Sub”) and (iv) ARQ LIMITED, a company incorporated under the laws of Jersey (“Arq”). Certain capitalized terms used in this Agreement are defined in Exhibit A.
RECITALS
A.In anticipation of the ADES Merger, (a) ADES has formed New ADES and (b) New ADES has formed Merger Sub.
B.Each of ADES, New ADES and Merger Sub desire, following the satisfaction or waiver of the conditions set forth in Section 7, to effect the ADES Merger upon the terms and subject to the conditions set forth in this Agreement whereby Merger Sub shall be merged with and into ADES, with ADES as the surviving entity in such merger and ADES Surviving Corporation being a wholly owned subsidiary of New ADES (the “ADES Merger”).
C.Following the consummation of the ADES Merger, each of Arq, ADES and New ADES intend that New ADES will acquire the entire issued and to be issued share capital of Arq pursuant to the Scheme of Arrangement (the “Arq Share Acquisition”).
D.As consideration for the Arq Share Acquisition, New ADES intends to issue shares common stock of New ADES, par value $0.001 per share (“New ADES Common Stock”) to the holders of the Arq Shares on the terms described herein.
E.The board of directors of ADES (the “ADES Board”) has (i) unanimously determined that this Agreement and the transactions contemplated hereby are fair to, advisable and in the best interests of ADES and its stockholders, (ii) approved and declared advisable this Agreement and the transaction contemplated hereby, (iii) directed that the ADES Stockholder Matters (as defined herein) be submitted to a vote at a meeting of the stockholders of ADES, and (iv) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of ADES vote to approve the ADES Stockholder Matters.
F.The board of directors of Arq (the “Arq Board”), has (i) unanimously determined that the Contemplated Transactions and the Scheme of Arrangement are fair to, advisable and in the best interests of Arq and its stockholders, (ii) approved and declared advisable the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, including the Contemplated Transactions and the Scheme of Arrangement, and (iii) resolved to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the Arq Shareholders vote to provide the Arq Shareholder Approval (the “Arq Board Recommendation”).

G.Concurrently with the execution of this Agreement, and as a condition and inducement to ADES’ willingness to enter into this Agreement, holders representing three-fourths (75%) or more of the voting rights of the Arq Shareholders have entered into one or more irrevocable voting and lock-up agreements with Arq and ADES in the form attached as Exhibit B hereto pursuant to which, among other matters, such Arq Shareholders have irrevocably agreed to (i) vote all of the Arq Shares which such Arq Shareholders have the right to so vote at the Arq GM and Scheme Meeting in favor of, and to otherwise support, this Agreement and the Contemplated Transactions, including the Scheme of Arrangement, and (ii) certain restrictions with respect to transfers of the New ADES Common Stock held by such holder following the Closing, in each case subject to the terms and conditions therein (the “Voting and Lock-Up Agreement”).
H.Concurrently with the execution of this Agreement, New ADES entered into subscription agreements (the “Subscription Agreements”) with the investors party thereto (the “PIPE Investors”) pursuant to which such PIPE Investors agreed to purchase from New ADES, prior to or substantially concurrently with the Closing, $20,000,000 (the “PIPE Commitment Amount”) of shares of New ADES Common Stock at $4.67 per share (subject to adjustment as set forth therein), in each case on terms and subject to the conditions set forth therein (such investment, the “PIPE Investment”).
I.Concurrently with the execution of this Agreement, ADES and Arq have entered into a debt commitment letter with the Debt Financing Sources relating to the commitment of the Debt Financing Sources to provide $10,000,000 of debt financing to New ADES concurrently with the closing of the transactions contemplated by this Agreement (the “Debt Financing”).
J.For U.S. federal income Tax purposes, (i) the ADES Merger, Arq Share Acquisition and PIPE Investment, taken together, are intended to qualify as a transaction described in Section 351 of the Code, (ii) the Arq Share Acquisition is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and (iii) this Agreement is intended to constitute a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and the Treasury Regulations promulgated thereunder.
AGREEMENT
ACCORDINGLY, in consideration of good and valuable consideration which the Parties hereto acknowledge, New ADES, ADES, Merger Sub and Arq each severally for itself and not jointly, hereby agree as follows:

SECTION 1
THE TRANSACTIONS
1.1ADES Merger. Upon the terms and subject to the conditions of this Agreement and in accordance with the DGCL, at the ADES Merger Effective Time: (a) Merger Sub shall be merged with and into ADES, whereupon the separate existence of Merger Sub shall cease and (b) ADES shall be the surviving corporation in the ADES Merger (“ADES Surviving Corporation”) and shall continue its corporate existence under the DGCL as a wholly owned subsidiary of New ADES. The ADES Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the ADES Merger Effective Time, all property, rights, powers, privileges and franchises of ADES and Merger Sub shall vest in ADES Surviving Corporation, and all debts, liabilities and duties of ADES and Merger Sub shall become the debts, liabilities and duties of ADES Surviving Corporation. ADES Surviving Corporation may, at any time after the ADES Merger Effective Time, take any action (including executing and delivering any document) in the name and on behalf of ADES in order to carry out and effectuate the transactions contemplated by this Agreement.
1.2Arq Share Acquisition. At the Scheme of Arrangement Effective Time, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Laws of the Bailiwick of Jersey, the Companies Law, and the terms of the Scheme of Arrangement: (i) all the Arq Shares then outstanding shall be transferred from the Arq Shareholders to New ADES (or a Subsidiary of ADES designated by New ADES prior to the filing of the Scheme of Arrangement with the Court); and (ii) New ADES shall issue the Arq Transaction Consideration and cause the Arq Transaction Consideration to be delivered to the Arq Shareholders in accordance with Section 2.5 (the “New ADES Scheme Share Issuance”). The Arq Transaction Consideration will be acquired with full title guarantee, free from all Encumbrances (other than those arising under generally applicable securities Laws) and together with all rights at the Scheme of Arrangement Effective Time and thereafter attached thereto, including the right to receive and retain all dividends and other distributions (if any).
1.3Closing. The closing of the Closing Date Transactions (the “Closing”) shall take place at the offices of Gibson, Dunn & Crutcher LLP, 1801 California Street, Denver, Colorado 80202 on a date to be agreed upon by ADES and Arq that is no later than the third business day following the date on which the satisfaction or waiver (to the extent permitted hereunder) of the conditions set forth in Section 7, Section 8 and Section 9 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing) occurs, or at such other place, date and time as ADES and Arq may agree in writing; provided that the Closing may occur remotely via electronic exchange of required Closing documentation in lieu of an in-person Closing, and the Parties shall cooperate in connection therewith. The date on which the Closing actually occurs is referred to as the “Closing Date.” The Closing shall be deemed to have occurred as of 12:01 a.m. New York time on the Closing Date.
1.4Effective Times. On the Closing Date ADES and Merger Sub shall file with the Secretary of State of the State of Delaware a certificate of merger (the “Certificate of Merger”), executed in accordance with the relevant provisions of the DGCL, and shall make all other filings or recordings required under the DGCL. The ADES Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or at such time as ADES and Merger Sub shall agree and specify in the Certificate of Merger (such date and time is herein after referred to as the “ADES Merger Effective Time”). The Scheme of Arrangement shall become effective at such time as an act of the Royal Court of Jersey (the “Court”) sanctioning the Scheme of Arrangement (such order, the “Court Order”) has been delivered to the Registrar of Companies in Jersey (such date and time is hereinafter referred to as the “Scheme of Arrangement Effective Time”). The parties to this Agreement shall cause the Scheme of Arrangement Effective Time to occur following the ADES Merger Effective Time.
1.5Organizational and Governing Documents.
(a)Organizational Documents of New ADES. ADES, as the sole stockholder of New ADES, and New ADES, shall take all requisite action to cause the certificate of incorporation (the “New ADES Charter”) and the bylaws (the “New ADES Bylaws”) of New ADES in effect as of and after the ADES Merger Effective Time (until thereafter amended as provided therein or by applicable Law) to be in the forms attached to this Agreement as Exhibit C and Exhibit D, respectively, except for such changes approved by ADES and Arq (such approval not to be unreasonably withheld, conditioned or delayed). The name of New ADES immediately after the ADES Merger Effective Time shall be “Advanced Emissions Solutions, Inc.”, or such other name as may be mutually agreed upon by ADES and Arq prior to the ADES Merger Effective Time.
(b)ADES Surviving Corporation. At the ADES Merger Effective Time, by virtue of the ADES Merger, the certificate of incorporation and bylaws of Merger Sub as in effect immediately prior to the ADES Merger Effective Time shall be the certificate of incorporation and bylaws of ADES Surviving Corporation as of and after the ADES Merger Effective Time (until thereafter amended as provided therein or by applicable Law), except for such changes approved by ADES and Arq (such approval not to be unreasonably withheld, conditioned or delayed). The name of ADES Surviving Corporation immediately after the ADES Merger Effective Time shall be “Advanced Emissions Solutions Holdings, Inc.”
1.6Directors and Officers.
(a)New ADES. Prior to the ADES Merger Effective Time, ADES, as the sole stockholder of New ADES, and New ADES shall take all action necessary to elect seven persons as directors of New ADES effective as of the ADES Merger Effective Time (three of whom shall be designated by ADES, three of whom shall be designated by Arq (one of whom shall be the chairman), and one of whom shall be designated mutually by ADES and Arq prior to the ADES Merger Effective Time), with each such person to hold office until the earlier of their resignation or removal or until their respective successors are duly elected and qualified. ADES and Arq shall appoint such director designees so as to cause the board of directors of ADES to satisfy all applicable requirements of the Nasdaq. Except as otherwise determined by Arq and ADES prior to the ADES Merger Effective Time, the officers of New ADES immediately prior to the ADES Merger Effective Time shall continue to hold the same offices of New ADES effective as of the ADES Merger Effective Time, each such person to hold office until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.
(b)ADES Surviving Corporation. The directors of Merger Sub immediately prior to the ADES Merger Effective Time shall be the directors of ADES Surviving Corporation until the Closing Date, at which time they shall be those persons determined in accordance with Section 2.8(a)(iii) hereunder until the earlier of their resignation or removal or until their respective successors are duly elected and qualified. The officers of Merger Sub immediately following the ADES Merger Effective Time shall be those persons determined in accordance with Section 2.8(a)(iii) hereunder until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.
(c)Arq. The directors and officers of Arq immediately after the Scheme of Arrangement Effective Time shall be those persons determined in accordance with Section 2.8(a)(iii).
SECTION 2
EFFECT OF THE ADES MERGER ON THE CAPITAL STOCK OF THE CONSTITUENT CORPORATIONS; TRANSFER OF ARQ SHARES; ISSUANCE OF NEW ADES SHARES
2.1ADES Merger Effect on Capital Stock. At the ADES Merger Effective Time, by virtue of the ADES Merger and without any action on the part of any party or the holders of any securities of ADES or Merger Sub:
(a)ADES Merger Consideration. The consideration into which outstanding shares of ADES Common Stock will be converted in the ADES Merger shall be determined as follows.
(i) Each share of ADES Common Stock issued and outstanding immediately prior to the ADES Merger Effective Time (including, for the avoidance of doubt, any ADES restricted stock, but not including the ADES Cancelled Shares) shall be converted, in accordance with the procedures set forth in this Agreement into the right to receive, without interest:
(A)for each share of ADES Common Stock with respect to which an election to receive cash and New ADES Common Stock (an “ADES Combination Election”) has been effectively made and not revoked pursuant to Section 2.2(e) (collectively, the “ADES Combination Election Shares”), 1.11 shares of New ADES Common Stock and an amount of cash equal to $0.52 (the “ADES Combination Consideration”);
(B)for each share of ADES Common Stock with respect to which an election to receive solely New ADES Common Stock (an “ADES Stock Election”) has been effectively made and not revoked or deemed revoked pursuant to Section 2.2(e) (collectively, the “ADES Stock Election Shares”), 1.22 shares (the “ADES All Stock Conversion Factor”) of New ADES Common Stock (the “ADES Stock Consideration”, and together with the ADES Combination Consideration, the “ADES Merger Consideration”);
(C)for each share of ADES Common Stock other than shares as to which an ADES Combination Election or an ADES Stock Election has been effectively made and not revoked pursuant to Section 2.2(e) (each an “ADES Non-Election Share”), the ADES Stock Consideration.

(b)Adjustments to the ADES Merger Consideration. If, between the date of this Agreement and the ADES Merger Effective Time, the outstanding shares of ADES Common Stock shall have been changed into, or exchanged for, a different number of shares or a different class of shares by reason of any stock dividend, subdivision, reorganization, reclassification, recapitalization, share split, reverse share split, combination or exchange of shares, or a stock dividend shall be declared with a record date within such period, or any similar event shall have occurred, then the ADES Combination Consideration and ADES Stock Consideration shall be equitably adjusted, without duplication, to proportionally reflect such change; provided that nothing in this Section 2.1(b) shall be construed to permit Arq or ADES to take any action with respect to its securities that is prohibited by Section 5.1 or Section 5.2 or the other terms of this Agreement.
(c)Cancellation of Certain Shares. Each share of ADES common stock held in the ADES treasury and each share of ADES common stock, if any, owned directly by New ADES or Merger Sub (collectively, the “ADES Cancelled Shares”), immediately prior to the ADES Merger Effective Time shall be cancelled and extinguished without any conversion thereof.
(d)Merger Sub Common Stock. Each share of common stock of Merger Sub issued and outstanding immediately prior to the ADES Merger Effective Time shall continue as one share of common stock of ADES Surviving Corporation, which shall constitute the only outstanding shares of common stock of ADES Surviving Corporation.
(e)ADES Equity Awards. At the ADES Merger Effective Time, (i) each award made or otherwise denominated in shares of ADES Common Stock (each, an “ADES Equity Award”) that is outstanding immediately prior to the ADES Merger Effective Time under the ADES Benefit Plans shall be, without any action on the part of the holder thereof or any other Person, assumed by New ADES. Each ADES Equity Award so assumed and converted under this Agreement shall continue to have, and be subject to, the same terms and conditions of such options immediately prior to the ADES Merger Effective Time (including, without limitation, any vesting provisions and provisions regarding the acceleration of vesting), except that each ADES Equity Award shall be exercisable (or shall become exercisable in accordance with its terms) for that number of whole shares of New ADES Common Stock (rounded down to the nearest whole share) equal to the product of: (A) the number of shares of ADES Common Stock subject to such ADES Equity Award; and (B) the ADES All Stock Conversion Factor, at an exercise price per share of ADES Common Stock (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (1) the exercise price per share of ADES Common Stock of such ADES Equity Award by (2) the ADES All Stock Conversion Factor; provided, that the exercise price and the number of shares of ADES Common Stock subject to the ADES Equity Award shall be determined in a manner consistent with the requirements of Section 409A of the Code, and, in the case of ADES Equity Awards that are intended to qualify as incentive stock options within the meaning of Section 422 of the Code, consistent with the requirements of Section 424(a) of the Code. New ADES shall take all corporate actions necessary to reserve for issuance a sufficient number of shares of New ADES Common Stock for delivery upon exercise of all ADES Equity Awards on the terms set forth in this Section 2.1(e).
2.2Election Procedures. Each holder of record of shares of ADES Common Stock to be converted into the right to receive ADES Merger Consideration in accordance with, and subject to, this Section 2 (an “ADES Holder”) shall have the right, subject to the limitations set forth in this Section 2, to submit an election in accordance with the following procedures:
(a)Each ADES Holder may specify in a request made in accordance with the provisions of this Section 2.2 (herein called an “ADES Election”) (i) the number of shares of ADES Common Stock owned by such ADES Holder with respect to which such ADES Holder desires to make an ADES Stock Election and (ii) the number of shares of ADES Common Stock owned by such ADES Holder with respect to which such ADES Holder desires to make an ADES Combination Election. Holders of record of ADES Common Stock who hold such ADES Common Stock as nominees, trustees or in other representative capacities may submit a separate ADES Form of Election on or before the ADES Election Deadline with respect to each beneficial owner for whom such nominee, trustee or representative holds such ADES Common Stock.
(b)Prior to the mailing of the Proxy Statement/Prospectus, ADES shall engage a nationally recognized financial institution reasonably acceptable to Arq to act as exchange agent (“Exchange Agent”) for the purpose of receiving elections and exchanging, in accordance with this Section 2.2, ADES Common Stock for ADES Merger Consideration.
(c)ADES shall prepare a form of election, including appropriate and customary transmittal materials (the “ADES Form of Election”), so as to permit ADES Holders to exercise their right to make an ADES Election, and (i) shall direct the Exchange Agent to mail the ADES Form of Election with the Proxy Statement/Prospectus to the record holders of ADES Common Stock as of the record date for the ADES Stockholders Meeting and (ii) following such mailing date, shall use reasonable best efforts to make available as promptly as practicable an ADES Form of Election to any stockholder who requests such ADES Form of Election prior to the ADES Election Deadline, which ADES Form of Election shall be used by each record holder of shares of ADES Common Stock who wishes to make an ADES Election. The time period between such mailing date and the ADES Election Deadline is referred to herein as the “ADES Election Period”.
(d)Any ADES Election shall have been made properly only if the Exchange Agent shall have received, during the ADES Election Period, an ADES Form of Election properly completed and signed (including duly executed transmittal materials included in the ADES Form of Election) and accompanied by a certificate or certificates representing outstanding shares of ADES Common Stock (the “ADES Certificates”) (or, in lieu of such ADES Certificates, affidavits and agreements of indemnification regarding the loss of such ADES Certificates) to which such ADES Form of Election relates, by an appropriate customary guarantee of delivery of such ADES Certificates, as set forth in such ADES Form of Election, from a member of any registered national securities exchange or a commercial bank or trust company in the United States (provided that such ADES Certificates are in fact delivered to the Exchange Agent by the time required in such guarantee of delivery) or by, in the case of holders of uncertificated shares of ADES Common Stock (the “ADES Uncertificated Shares”), any additional documents specified in the procedures set forth in the ADES Form of Election. As used herein, unless otherwise agreed in advance by the Parties, “ADES Election Deadline” means 5:00 p.m. local time (in the city in which the principal office of the Exchange Agent is located) on the date which the Parties shall agree is as near as practicable to six Business Days preceding the Closing Date. ADES shall issue a press release announcing the date of the ADES Election Deadline not more than 15 Business Days before, and at least five Business Days prior to, the ADES Election Deadline.
(e)Any ADES Holder may, at any time prior to the ADES Election Deadline, change or revoke such ADES Holder’s ADES Election by written notice received by the Exchange Agent prior to the ADES Election Deadline accompanied by a properly completed and signed revised ADES Form of Election or by withdrawal prior to the ADES Election Deadline of such ADES Holder’s ADES Certificates, or by guarantee of delivery of such ADES Certificates, or any documents in respect of ADES Uncertificated Shares, previously deposited with the Exchange Agent. After an ADES Election is validly made with respect to any shares of ADES Common Stock, such ADES Election must be revoked prior to any subsequent transfer of the shares of ADES Common Stock as to which such ADES Election relates. Notwithstanding anything to the contrary in this Agreement, all ADES Elections shall be automatically deemed revoked upon receipt by the Exchange Agent of written notification from ADES that this Agreement has been terminated in accordance with Section 10. The Exchange Agent shall have reasonable discretion to determine if any ADES Election is not properly made with respect to any shares of ADES Common Stock (none of the Parties or the Exchange Agent being under any duty to notify any stockholder of any such defect). In the event the Exchange Agent makes such a determination, such ADES Election shall be deemed to be not in effect, and the shares of ADES Common Stock covered by such ADES Election shall, for purposes hereof, be deemed to be ADES Non-Election Shares, unless a proper ADES Election is thereafter timely made with respect to such shares.
(f)Subject to the terms of this Agreement and the ADES Form of Election, ADES, in the exercise of its reasonable discretion, shall have the right to make all determinations, not inconsistent with the terms of this Agreement, governing the validity of the ADES Forms of Election and compliance by any ADES Holder with the ADES Election procedures set forth herein.
2.3Exchange of ADES Shares and Certificates.
(a)At or prior to the ADES Merger Effective Time, ADES shall deposit with the Exchange Agent, in trust for the benefit of the holders of shares of ADES Common Stock immediately prior to the ADES Merger Effective Time, an amount in cash sufficient to pay the cash portion of the ADES Combination Consideration (such cash, the “ADES Exchange Fund”). If for any reason (including losses) the ADES Exchange Fund shall be insufficient to fully satisfy all of the payment obligations to be made by the Exchange Agent hereunder with respect to the ADES Combination Consideration, ADES will promptly deposit cash with the Exchange Agent in an amount which is equal to the deficiency required to fully satisfy such payment obligations.
(b)Exchange Procedures. Promptly after the ADES Merger Effective Time, New ADES shall instruct the Exchange Agent to mail or deliver, as applicable, to each holder of record of (i) an ADES Certificate or (ii) an ADES Uncertificated Share, in each case, which at the ADES Merger Effective Time were converted into the right to receive the ADES Merger Consideration pursuant to Section 2.1 (other than those holders who have properly completed and submitted, and have not revoked, an ADES Form of Election pursuant to Section 2.2), (A) a letter of transmittal (which, in the case of ADES Certificates, shall specify that delivery shall be effected, and risk of loss and title to the ADES Certificates shall pass, only upon delivery of the ADES Certificates to the Exchange Agent and shall be in such form and have such other provisions as New ADES may reasonable agree) and (B) instructions for use in effecting the surrender of the ADES Certificates or ADES Uncertificated Shares in exchange for that number of whole shares of New ADES Common Stock and/or ADES Combination Consideration that the holder thereof has the right to receive pursuant to this Section 2, as well as any dividends or distributions to be paid pursuant to Section 2.3(c). Upon (1) surrender of ADES Certificates for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by New ADES, together with such ADES Form of Election or letter of transmittal, duly completed and validly executed in accordance with the instructions thereto or (2) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of a book-entry transfer of ADES Uncertificated Shares, and such other documents as may reasonably be required by the Exchange Agent, the holder of such ADES Certificates or ADES Uncertificated Shares shall be entitled to receive in exchange therefor (i) that whole number of shares of New ADES Common Stock (in book-entry shares, unless the holder of such ADES Certificate expressly requests in writing that such shares be delivered in certificated form) that such holder has the right to receive pursuant to this Section 2, (ii) the cash portion of any ADES Combination Consideration that such holder has the right to receive pursuant to this Section 2, and (iii) any dividends or distributions that such holder has the right to receive pursuant to Section 2.3(c), and any ADES Certificates so surrendered shall forthwith be cancelled. If any portion of the ADES Merger Consideration is to be registered or paid to a Person other than the Person in whose name the surrendered ADES Certificate or the transferred ADES Uncertificated Share is registered, it shall be a condition to the registration of such shares or such payment, as applicable, that (I) either such ADES Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such ADES Uncertificated Share shall be properly transferred and (II) the Person requesting such registration or payment shall pay to the Exchange Agent any transfer or other Taxes required as a result of such registration or payment to a Person other than the registered holder of such ADES Certificate or ADES Uncertificated Share or establish to the satisfaction of New ADES that such Tax has been paid or is not payable. Until surrendered as contemplated by this Section 2.3(b), each ADES Certificate or ADES Uncertificated Share shall be deemed at any time after the ADES Merger Effective Time to represent only the right to receive upon such surrender that whole number of shares of New ADES Common Stock and/or the cash portion of the ADES Combination Consideration that such holder has the right to receive pursuant to this Section 2, and any cash in respect of dividends or distributions as contemplated by this Section 2.3(c). No interest shall be paid or will accrue on any consideration payable to holders of ADES Certificates or ADES Uncertificated Shares pursuant to the provisions of this Section 2.
(c)Distributions with Respect to Unexchanged Shares of ADES Common Stock. No dividends or other distributions declared with respect to New ADES Common Stock shall be paid to the holder of any unsurrendered ADES Certificate or ADES Uncertificated Share until the holder thereof shall surrender such ADES Certificate or ADES Uncertificated Share in accordance with this Section 2. After the surrender of ADES Certificate or ADES Uncertificated Shares in accordance with this Section 2, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to the ADES Stock Consideration or ADES Combination Consideration or which the shares of ADES Common Stock represented by such ADES Certificate or ADES Uncertificated Share have been converted into the right to receive.
(d)No Further Ownership Rights in ADES Common Stock. All ADES Merger Consideration issued and paid upon the surrender for exchange of ADES Certificates or ADES Uncertificated Shares in accordance with the terms of this Section 2 shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to the shares of ADES Common Stock previously represented by such ADES Certificates or ADES Uncertificated Shares. At the ADES Merger Effective Time, the stock transfer books of ADES shall be closed and there shall be no further registration of transfers on the stock transfer books of ADES Surviving Corporation of the shares of ADES Common Stock (excluding, for the avoidance of doubt, the common stock of ADES Surviving Corporation) which were outstanding immediately prior to the ADES Merger Effective Time. If, after the ADES Merger Effective Time, ADES Certificates or ADES Uncertificated Shares are presented to New ADES or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this Section 2.
(e)Fractional Shares. No certificates or scrip representing fractional interests in shares of New ADES Common Stock or book-entry credit of the same will be issued upon the surrender for exchange of shares of ADES Common Stock, but in lieu thereof each holder of ADES Common Stock who would otherwise be entitled to a fraction of an interest in a share of New ADES Common Stock upon surrender for exchange of ADES Common Stock (after aggregating all fractional shares of New ADES Common Stock to be received by such holder) shall receive from the Exchange Agent, in accordance with the provisions of this Section 2.3(e), an amount of cash (rounded up to the nearest whole cent), without interest, representing such holder’s proportionate interest in the net proceeds from the sale by the Exchange Agent, on behalf of all such holders, of shares of New ADES Common Stock which would otherwise be issued (“ADES Excess Shares”). As soon as practicable after the ADES Merger Effective Time, the Exchange Agent, as agent for the holders of ADES Common Stock that would otherwise receive fractional shares of New ADES Common Stock, shall sell the ADES Excess Shares at then-prevailing prices on the Nasdaq in the manner provided in this Section 2.3(e), which sales shall be executed in round lots to the extent practicable. Until the share proceeds of such sales have been distributed to the holders of shares of ADES Common Stock, or the ADES Exchange Fund is terminated, the Exchange Agent shall hold such share proceeds in trust for the benefit of the holders of shares of ADES Common Stock (the “ADES Fractional Share Trust”). All commissions, transfer Taxes and other out-of-pocket transaction costs incurred in connection with such sale or sales of the ADES Excess Shares shall be deducted from the ADES Fractional Share Trust. The Exchange Agent shall determine the portion of the ADES Fractional Share Trust to which each holder of shares of ADES Common Stock shall be entitled, if any, by multiplying the amount of the aggregate share proceeds comprising the ADES Fractional Share Trust by a fraction, the numerator of which is the amount of the fractional share interests to which such holder of shares of ADES Common Stock would otherwise be entitled and the denominator of which is the aggregate amount of fractional share interests to which all holders of shares of ADES Common Stock would otherwise be entitled. As soon as practicable after the determination of the amount of cash, if any, to be paid to each holder of ADES Common Stock with respect to any fractional share interests, and, in the case of a holder of ADES Certificates, following compliance by such holder with the exchange procedures set forth in Section 2.3(b) and in the letter of transmittal, the Exchange Agent shall make available such amounts to such holders, without interest. No dividend or distribution with respect to shares of New ADES Common Stock shall be payable on or with respect to any fractional interests and such fractional interests shall not entitle the owner thereof to any rights of a member of ADES Surviving Corporation.
(f)Any portion of the ADES Exchange Fund and ADES Fractional Share Trust that remains unclaimed by former stockholders of ADES entitled thereto 180 days after the ADES Merger Effective Time shall be returned to New ADES and such former stockholders shall thereafter look only to New ADES for payment of the ADES Merger Consideration, without any interest thereon. Any such portion of the ADES Exchange Fund and ADES Fractional Share Trust remaining unclaimed by such former stockholders five years after the ADES Merger Effective Time (or such earlier date immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Body) shall, to the extent permitted by Law, become the property of New ADES free and clear of any claims or interest of any Person previously entitled thereto.
(g)Lost, Stolen or Destroyed ADES Certificates. In the event any ADES Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue and pay in exchange for such lost, stolen or destroyed ADES Certificates, upon the making of an affidavit of that fact by the holder thereof, such portion of the ADES Merger Consideration (less any applicable withholding Taxes as provided herein) as may be required pursuant to Section 2.1(a); provided, however, that New ADES may, in its discretion and as a condition precedent to the issuance and payment of such portion of the ADES Merger Consideration, require the owner of such lost, stolen or destroyed ADES Certificates to deliver an agreement of indemnification in form reasonably satisfactory to New ADES against any claim that may be made against new ADES, ADES Surviving Corporation or the Exchange Agent in respect of the ADES Certificates alleged to have been lost, stolen or destroyed.

(h)No Liability. Neither New ADES nor the Exchange Agent shall be liable to any former holder of shares of ADES Common Stock for the ADES Merger Consideration from the ADES Exchange Fund delivered to a public official pursuant to any abandoned property, escheat or other applicable Law.
2.4Transfer of Arq Shares. At the Scheme of Arrangement Effective Time, all Arq Shares then outstanding shall be transferred from the Arq Shareholders to New ADES in accordance with the provisions of the Scheme of Arrangement, Section 1.2, this Section 2.4 and Section 2.5, and the Arq Shareholders shall cease to have any rights with respect to the Arq Shares, except their rights under the Scheme of Arrangement, including the right to receive the portion of the Arq Transaction Consideration to which they are entitled hereunder. At the Scheme of Arrangement Effective Time, or as promptly as reasonably practicable thereafter, Arq’s register of members will be updated in accordance with the provisions of the Scheme of Arrangement to reflect the transfer of the Arq Shares to New ADES under the Scheme of Arrangement.
2.5Arq Transaction Consideration; Issuance of New ADES Common Stock.
(a)Arq Transaction Consideration. Subject to and in consideration for the transfer of the Arq Shares pursuant to Section 2.4, on the Closing Date, New ADES shall, under the Scheme of Arrangement and subject to the terms and conditions thereof and subject to Section 2.5(b) and Section 2.6, issue to the relevant Arq Shareholder a whole number of shares of New ADES Common Stock equal the aggregate number of Arq Shares held by such Arq Shareholder at the Scheme of Arrangement Effective Time multiplied by the Arq Exchange Ratio.
(b)Share Adjustments. If, between the date of this Agreement and the Scheme of Arrangement Effective Time, the outstanding shares of ADES Common Stock shall have been changed into, or exchanged for, a different number of shares or a different class of shares by reason of any stock dividend, subdivision, reorganization, reclassification, recapitalization, share split, reverse share split, combination or exchange of shares, or a stock dividend shall be declared with a record date within such period, or any similar event shall have occurred, then the Arq Exchange Ratio shall be equitably adjusted, without duplication, to proportionally reflect such change; provided that nothing in this Section 2.5(b) shall be construed to permit Arq or ADES to take any action with respect to its securities that is prohibited by Section 5.1 or Section 5.2 or the other terms of this Agreement.
(c)Exchange and Payment Procedures.
(i)On the Closing Date, ADES shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of Arq Shareholders, certificates or, at ADES’ option, evidence of shares in book-entry form, representing the aggregate Arq Transaction Consideration. All shares deposited with the Exchange Agent pursuant to the preceding sentence shall hereinafter be referred to as the “Arq Exchange Fund”.
(ii)As promptly as reasonably practicable after the Scheme of Arrangement Effective Time, and in any event within three business days after the Scheme of

Arrangement Effective Time, New ADES shall cause the Exchange Agent to mail to each holder of record of a certificate or certificates which immediately prior to the Scheme of Arrangement Effective Time represented outstanding Arq Shares (the “Arq Certificates”) or non-certificated Arq Shares represented by book-entry (the “Arq Book-Entry Shares”) that is entitled to receive a portion of the Arq Transaction Consideration pursuant to Section 2.5(a) (i) a letter of transmittal, which shall specify, in the case of certificated Arq Shares, that delivery shall be effected, and risk of loss and title to the Arq Certificates shall pass, only upon delivery of the Arq Certificates (or affidavits of loss in lieu thereof) to the Exchange Agent and shall be in such form and have such other provisions as New ADES and Exchange Agent may reasonably specify and (ii) instructions for effecting the surrender of the Arq Certificates (or affidavits of loss in lieu thereof) or Arq Book-Entry Shares in exchange for payment of the Arq Transaction Consideration. Upon surrender of an Arq Certificate (or an affidavit of loss in lieu thereof) or Arq Book-Entry Share for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Arq or New ADES, together with such letter of transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Arq Certificate or Arq Book-Entry Share shall be entitled to receive in exchange therefor the Arq Exchange Ratio pursuant to the provisions of this Section 2 for each Arq Share formerly represented by such Arq Certificate or Arq Book-Entry Share, to be delivered within ten business days following the later to occur of (x) the Scheme of Arrangement Effective Time or (y) the Exchange Agent’s receipt of such Arq Certificate (or affidavit of loss in lieu thereof) or Arq Book-Entry Share, and the Arq Certificate (or affidavit of loss in lieu thereof) or Arq Book-Entry Share so surrendered shall be forthwith cancelled. The Exchange Agent shall accept such Arq Certificates (or affidavits of loss in lieu thereof) or Arq Book-Entry Shares upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. If payment of the Arq Transaction Consideration is to be made to a person other than the person in whose name the surrendered Arq Certificate is registered, it shall be a condition precedent to payment that (A) the Arq Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and (B) the person requesting such payment shall have paid any transfer and other similar Taxes required by reason of the payment of the Arq Transaction Consideration to a person other than the registered holder of the Arq Certificate surrendered or shall have established to the satisfaction of New ADES that such Tax either has been paid or is not required to be paid. Payment of the Arq Transaction Consideration with respect to Arq Book-Entry Shares shall only be made to the person in whose name such Arq Book-Entry Shares are registered. Until surrendered as contemplated by this Section 2.5, each Arq Certificate and Arq Book-Entry Share shall be deemed at any time after the Scheme of Arrangement Effective Time to represent only the right to receive the applicable Arq Transaction Consideration as contemplated by this Section 2, without interest thereon. Any portion of the Arq Exchange Fund which has not been transferred to the holders of Arq Shares within twelve months of the Scheme of Arrangement Effective Time shall be delivered to New ADES or its designee(s) promptly upon request by New ADES, it being understood that no such delivery shall affect any legal right that a Arq Shareholder may have to receive the Arq Transaction Consideration. None of New ADES, Arq or the Exchange Agent or any of their respective affiliates or agents shall be liable to any person in respect of any Arq Transaction Consideration (or dividends or distributions with respect thereto) from the Arq Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(iii)The Parties’ obligations in relation to the issuance of the New ADES Common Stock will be as set out more specifically in the Scheme of Arrangement.
(iv)At the Scheme of Arrangement Effective Time, the stock transfer books of Arq shall be closed and thereafter there shall be no further registration of transfers of Arq Shares on the records of Arq. From and after the Scheme of Arrangement Effective Time, the holders of Arq Certificates or Arq Book-Entry Shares outstanding immediately prior to the Scheme of Arrangement Effective Time shall cease to have any rights with respect to the Arq Shares formerly represented thereby except as otherwise provided for herein or by applicable Law. If, after the Scheme of Arrangement Effective Time, Arq Certificates or Arq Book-Entry Shares are presented to New ADES for any reason, they shall be cancelled and exchanged as provided in this Agreement.
(v)In the event that any Arq Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Arq Certificates, upon the making of an affidavit of that fact by the holder thereof (such affidavit to be in a form reasonably satisfactory to New ADES and the Exchange Agent), the Arq Transaction Consideration payable in respect thereof pursuant to Section 2.5(a) hereof, provided, however, that New ADES may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Arq Certificate to deliver a bond in such reasonable and customary amount as New ADES may direct as indemnity against any claim that may be made against New ADES and its Subsidiaries or the Exchange Agent with respect to the Arq Certificate alleged to have been lost, stolen or destroyed.
2.6No Fractional Shares.
(a)No fractional shares of New ADES Common Stock shall be issued to holders of Arq Shares in connection with the Scheme of Arrangement and no certificates for any such fractional shares shall be issued.
(b)Each holder of Arq Shares who would otherwise be entitled to a fraction of an interest in a share of New ADES Common Stock upon surrender for exchange of Arq Shares (after aggregating all fractional shares of New ADES Common Stock to be received by such holder) shall receive from the Exchange Agent, in accordance with the provisions of this Section 2.6(b), an amount of cash (rounded up to the nearest whole cent), without interest, representing such holder’s proportionate interest in the net proceeds from the sale by the Exchange Agent, on behalf of all such holders, of shares of New ADES Common Stock which would otherwise be issued (“Arq Excess Shares”). As soon as practicable after the Scheme of Arrangement Effective Time, the Exchange Agent, as agent for the holders of Arq Shares that would otherwise receive fractional shares of New ADES Common Stock, shall sell the Arq Excess Shares at then-prevailing prices on the Nasdaq in the manner provided in this Section 2.6(b), which sales shall be executed in round lots to the extent practicable. Until the share proceeds of such sales have been distributed to the holders of shares of Arq Shares, or the Arq Exchange Fund is terminated, the Exchange Agent shall hold such share proceeds in trust for the benefit of the holders of shares of Arq Shares (the “Arq Fractional Share Trust”). All commissions, transfer Taxes and other out-of-pocket transaction costs incurred in connection with such sale or sales of the Arq Excess Shares shall be deducted from the Arq Fractional Share Trust. The Exchange Agent shall determine the portion of the Arq Fractional Share Trust to which each holder of shares of Arq Shares shall be entitled, if any, by multiplying the amount of the aggregate share proceeds comprising the Arq Fractional Share Trust by a fraction, the numerator of which is the amount of the fractional share interests to which such holder of shares of Arq Shares would otherwise be entitled and the denominator of which is the aggregate amount of fractional share interests to which all holders of shares of Arq Shares would otherwise be entitled. As soon as practicable after the determination of the amount of cash, if any, to be paid to each holder of Arq Shares with respect to any fractional share interests, and, in the case of a holder of Arq Certificates, following compliance by such holder with the exchange procedures set forth in Section 2.5(c) and in the letter of transmittal, the Exchange Agent shall make available such amounts to such holders, without interest. No dividend or distribution with respect to shares of New ADES Common Stock shall be payable on or with respect to any fractional interests.
(c)Any portion of the Arq Exchange Fund and Arq Fractional Share Trust that remains unclaimed by former stockholders of Arq entitled thereto 180 days after the Scheme of Arrangement Effective Time shall be returned to New ADES and such former stockholders shall thereafter look only to New ADES for payment of the Arq Transaction Consideration, without any interest thereon. Any such portion of the Arq Exchange Fund and Arq Fractional Share Trust remaining unclaimed by such former stockholders five years after the Scheme of Arrangement Effective Time (or such earlier date immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Body) shall, to the extent permitted by Law, become the property of New ADES free and clear of any claims or interest of any Person previously entitled thereto.
2.7Withholding Rights. New ADES, ADES Surviving Corporation, Merger Sub, Arq, any of their respective Affiliates, and any other person shall be entitled to deduct and withhold from any consideration or other amount otherwise payable pursuant to this Agreement or the Scheme of Arrangement such amounts, if any, as it is required to deduct and withhold with respect to the making of such payment under the applicable Law. To the extent that amounts are so deducted and withheld and duly and timely remitted to the applicable Governmental Body, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction and withholding was made. New ADES, ADES Surviving Corporation, Merger Sub, Arq, or any of their respective Affiliates, if applicable, shall provide reasonable advance notice of any intention to deduct or withhold any portion of any such consideration or other amounts and shall use commercially reasonable effort to cooperate with the other parties hereto in good faith to reduce or eliminate such deduction or withholding that would otherwise be required to the extent permitted by applicable Law.
2.8Arq and ADES Actions Prior to and at Closing.
(a)On or prior to the Closing Date, Arq shall procure that a meeting of the Board of Directors of Arq (or a duly authorized committee thereof) is held at which resolutions are passed (conditional upon the delivery of the Court Order to the Registrar of Companies in Jersey and effective as of the Scheme of Arrangement Effective Time) approving:
(i) the transfer to New ADES of the Arq Shares provided to be transferred under the Scheme of Arrangement and the registration as a member of such person(s) in accordance with the Scheme of Arrangement in respect of such Arq Shares;
(ii) the removal or resignation of the directors of Arq; and
(iii) the appointment of such persons as ADES and Arq shall determine (acting reasonably) as the directors and officers of ADES Surviving Corporation and Arq, as the case may be.
(b)On the Closing Date, Arq shall:
(i) deliver the Court Order to the Registrar of Companies in Jersey with a copy to New ADES;
(ii) deliver to New ADES a certified copy of the resolutions referred to in Section 2.8(a);
(iii) deliver to New ADES a letter of resignation (or evidence of removal) from each director who resigns (or is removed) in accordance with Section 2.8(a)(ii); and
(iv) deliver to New ADES all Arq Certificates received by Arq in respect of the Arq Shares (if any) transferred to New ADES in accordance with the Scheme of Arrangement; provided that to the extent any such Arq Certificates are received after the Closing Date, delivery to New ADES shall be made as promptly as reasonably practicable thereafter.
(c)On the Closing Date, New ADES shall deliver to Arq a certified copy of the ADES Board Resolutions.
2.9Further Assurances. If at any time before or after the Scheme of Arrangement Effective Time, ADES or Arq reasonably believes that any further instruments, deeds, documents, conveyances, assignments or assurances (including any consents, notices or permits) are reasonably necessary or desirable to consummate the Contemplated Transactions or to carry out the purposes and intent of this Agreement at or after the Scheme of Arrangement Effective Time, then ADES and Arq and their respective officers and directors shall execute and deliver all such proper instruments, deeds, assignments or assurances and do all other things reasonably necessary or desirable to consummate the Contemplated Transactions and to carry out the intent and purposes of this Agreement.

SECTION 3
REPRESENTATIONS AND WARRANTIES REGARDING ARQ
Except as set forth in the disclosure schedule delivered by Arq to ADES (the “Arq Disclosure Schedule”) and that is reasonably apparent on the face of such disclosure to be applicable to the representation and warranty set forth herein, Arq represents and warrants to ADES as follows:
3.1Due Organization; Subsidiaries.
(a)Arq is a company incorporated under the laws of Jersey, is validly existing and in good standing under the Laws of Jersey and each of its Subsidiaries is a corporation, limited liability company or other legal entity duly organized, validly existing, and in good standing under the Laws of its jurisdiction of organization. Each of Arq and its Subsidiaries has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used; and (iii) to perform its obligations under all Contracts by which it is bound. There is no pending or, to the Knowledge of Arq, threatened in writing proceeding for the dissolution, liquidation or insolvency of Arq.
(b)Arq and each of its Subsidiaries is duly licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have an Arq Material Adverse Effect.
(c)Section 3.1(c) of the Arq Disclosure Schedule sets forth a complete and accurate list of (i) each Subsidiary of Arq and (ii) each equity or similar interest in, or any interest convertible or exchangeable or exercisable for, any equity or similar interest in, any Entity owned directly or indirectly by Arq. Other than as set forth in Section 3.1(c) of the Arq Disclosure Schedule, neither Arq nor any of its Subsidiaries is a party to, member of or participant in any partnership, joint venture or similar business entity or hold any equity or economic interest in any Person other than those Persons set forth in Section 3.1(c) of the Arq Disclosure Schedule. Neither Arq nor any of its Subsidiaries has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. Neither Arq nor any of its Subsidiaries has, in the past five (5) years, been a general partner of, or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.
3.2Organizational Documents. Arq has made available to ADES true and complete copies of the Organizational Documents of Arq and each of its Subsidiaries in effect as of the date of this Agreement. Neither Arq nor any of its Subsidiaries is in material breach or violation of their respective Organizational Documents.
3.3Authority; Binding Nature of Agreement.

(a)Arq has all requisite power and authority to enter into this Agreement and, subject to receipt of the Arq Shareholder Approval, to consummate the Contemplated Transactions (including the Arq Share Acquisition and the Scheme of Arrangement). The Arq Board has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Arq and its shareholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that Arq’s shareholders vote to provide the Arq Shareholder Approval.
(b)This Agreement has been duly executed and delivered by Arq and, assuming the due authorization, execution and delivery by ADES, constitutes the legal, valid and binding obligation of Arq, enforceable against Arq in accordance with its terms, subject to the Enforceability Exceptions.
3.4Non-Contravention; Consents.
Neither (x) the execution, delivery or performance of this Agreement by Arq, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly:
(a)contravene, conflict with or result in a violation of any of the provisions of the Organizational Documents of Arq or any of its Subsidiaries;
(b)contravene, conflict with or result in a violation of, or give any Governmental Body or other Person the right to challenge the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Law to which Arq, any of its Subsidiaries, or any of their respective assets is subject, except as would not reasonably be expected to be material to Arq or any of its Subsidiaries or the business of Arq and its Subsidiaries as currently conducted (the “Arq Business”);
(c)contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Arq or any of its Subsidiaries, except as would not reasonably be expected to be material to Arq or any of its Subsidiaries or the Arq Business;
(d)contravene, conflict with or result in a violation or breach of, or result in a default under (with or without notice or lapse of time), any provision of any Arq Material Contract, or give any Person the right to: (i) declare a default or exercise any remedy under any Arq Material Contract; (ii) any material payment, rebate, chargeback, penalty or change in delivery schedule under any Arq Material Contract; (iii) accelerate the maturity or performance of any Arq Material Contract; or (iv) cancel, terminate or modify any term of any Arq Material Contract, except in the case of any non-material breach, default, penalty or modification; or
(e)result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by Arq or any of its Subsidiaries (except for Permitted Encumbrances);

(f)except in the case of each of clauses (b) through (e), for any such conflicts, breaches, violations, defaults, losses, terminations, accelerations, liens rights or other occurrences that have not had, and would not individually or in the aggregate, reasonably be expected to have an Arq Material Adverse Effect.
Except for (i) the filings and notices set forth on Section 3.4 of the Arq Disclosure Schedule, (ii) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities Laws, and (iii) the receipt of the Arq Shareholder Approval and the Court Order, (iv) filings required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (v) such filings as necessary to comply with the applicable requirements of the NASDAQ Global Market, neither Arq nor any of its Subsidiaries is, nor will they be required to make any filing with or give any notice to, or to obtain any Consent from, any Governmental Body in connection with (y) the execution, delivery or performance of this Agreement, or (z) the consummation of the Contemplated Transactions which, if individually or in the aggregate were not given or obtained, would reasonably be expected to prevent or materially delay the ability of Arq to consummate the Contemplated Transactions.
3.5Capitalization.
(a)As of the date hereof Arq is authorized by its Organizational Documents to issue up to 200,000,000 shares of its Ordinary shares, par value $0.10 per share (the “Arq $0.10 Ordinary Shares”), 6,000,000 shares of its Ordinary shares, par value $0.001 per share (the “Arq $0.001 Ordinary Shares” and, together with the Arq $0.10 Ordinary Shares, the “Arq Ordinary Shares”), 150,000,000 of its Series B Preferred Shares, par value $0.10 per share (the “Arq Series B Preferred Shares”), and 350,000,000 of its Series C Preferred Shares, par value $0.01 per share (the “Arq Series C Preferred Shares”, and, together with the Arq Series B Preferred Shares, the “Arq Preferred Shares”). There are 75,314,285.9 Arq $0.10 Ordinary Shares issued and outstanding, 3,140,077.2 Arq $0.001 Ordinary Shares issued and outstanding, 78,730,729.8 Arq Series B Preferred Shares issued and outstanding and no Arq Series C Preferred Shares issued and outstanding as of the date hereof.
(b)Section 3.5(b) of the of the Arq Disclosure Schedule contains a correct and complete list of outstanding options (“Arq Options”) and warrants (“Arq Warrants”), including (A) the name of the holder or other identifiable identifier, (B) the date of grant or issuance, (C) the vesting criteria, and (D) the number of Arq Shares underlying such Arq Options or Arq Warrants and (E) the strike price of such Arq Option or Arq Warrant, in each case as of the date hereof.
(c)Other than as described in Section 3.5(a) and Section 3.5(b), Arq does not have any issued or outstanding securities as of the date hereof.
(d)As of immediately prior to the Scheme of Arrangement Effective Time, Arq shall be authorized by its Organizational Documents to issue 800,000,000 Ordinary Shares of US $0.10 par value each, 6,000,000 Ordinary Shares of US $0.001 par value each, 150,000,000 Series B Preferred Shares of US $0.10 par value each; and 350,000,000 Series C Preferred Shares of US $0.01 par value each. As of immediately prior to the Scheme of Arrangement Effective Time, there will be 433,130,548.00 Arq Ordinary Shares issued and outstanding, no Series B Preferred Shares issued and outstanding, no Series C Preferred Shares issued and outstanding and no Arq Options or Arq Warrants outstanding.
(e)Except as set forth on Section 3.5(b) of the Arq Disclosure Schedule, Arq does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person.
(f)All of the issued shares of Arq have been validly issued and are fully paid, non-assessable and free of any preemptive rights. Other than as set forth on Section 3.5(b) of the of the Arq Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of Arq or any of its Subsidiaries; (ii) outstanding security, instrument or obligation that is or may become convertible into exchangeable for any shares of the capital stock or other securities of Arq or any of its Subsidiaries; or (iii) condition or circumstance that is reasonably likely to give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of Arq. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to Arq or any of its Subsidiaries. Except as set forth on Section 3.5(f) of the Arq Disclosure Schedule, there are no voting trusts, proxies or other contracts or understandings with respect to the voting or transfer of any of the shares of Arq. None of the outstanding shares of Arq were issued in violation of any applicable Law.
(g)Each of the outstanding shares of capital stock or membership interests of each of Arq’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and all such shares are owned by Arq or another wholly-owned Subsidiary of Arq and are owned free and clear of all Encumbrances of any nature whatsoever. Section 3.5(g) of the Arq Disclosure Schedule sets forth a true and complete list of each Subsidiary of Arq and its jurisdiction of incorporation or organization. Except as set forth Section 3.5(g) of the Arq Disclosure Schedule, there are no outstanding or authorized (i) securities of any Subsidiaries of Arq convertible into or exchangeable for shares of capital stock or voting securities of such Subsidiary or (ii) options or other rights to acquire from any Subsidiary of Arq, and no obligation of any Subsidiary of Arq to issue, any capital stock, voting or non-voting securities or securities convertible into or exchangeable for capital stock or voting or non-voting securities of such Subsidiary. Neither Arq nor any of its Subsidiaries own or have the power to vote or hold the right to acquire nor have the obligation to contribute capital to, or in respect of, the shares of capital stock or other equity securities or joint venture interest of any Person (other than Arq’s Subsidiaries).
3.6Financial Statements
(a)Arq has delivered to ADES true and complete copies of (i) the balance sheets for Arq and its Subsidiaries as of December 31, 2020 and December 31, 2021 and the related statements of income and cash flows for the years then ended (the

“Arq Year-End Financial Statements”), and (ii) the balance sheet for Arq and its Subsidiaries as of most recent month end and the related statements of income and cash flows for the 6-month period then ended (the “Arq Interim Financial Statements,” and, together with the Arq Year-End Financial Statements, the “Arq Financial Statements”). The Arq Year-End Financial Statements have been prepared in accordance with IFRS applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of Arq and its Subsidiaries at the respective dates thereof and the results of their operations and cash flows for the periods indicated. The Arq Interim Financial Statements have been prepared in accordance with the books and records of Arq, which have been maintained in a manner consistent with historical practice, and fairly present in all material respects the consolidated financial position of Arq and its Subsidiaries at the respective dates thereof and the results of their operations and cash flows for the periods indicated. Except for obligations or liabilities incurred in the Ordinary Course of Business since the date of the Most Recent Balance Sheet, Arq and its Subsidiaries have no liabilities, secured or unsecured (whether absolute, accrued, known or unknown, contingent or otherwise, and whether due or to become due) that are not fully reflected or provided for on the Most Recent Balance Sheet. Since the date of the Most Recent Balance Sheet, Arq and its Subsidiaries have not experienced any Arq Material Adverse Effect.
(b)Since the date of the Most Recent Balance Sheet through the date of this Agreement, there has been no material change in Arq’s or its Subsidiaries’ accounting methods or principles that would be required to be disclosed in the Arq Financial Statements in accordance with IFRS. Except as have been described in the Arq Financial Statements, there are no unconsolidated Subsidiaries of Arq or any off-balance sheet arrangements of the type required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated by the SEC.
(c)Since January 1, 2020, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer or general counsel of Arq or the board of directors of Arq or any committee thereof.
3.7Absence of Changes. Except as otherwise contemplated or permitted by this Agreement, between December 31, 2021 and the date of this Agreement, Arq and its Subsidiaries have conducted the Arq Business only in the Ordinary Course of Business (except for the execution and performance of this Agreement, the discussions, negotiations and transactions related thereto and any actions taken or omitted to be taken by Arq or any of its Subsidiaries in connection with COVID-19 or any COVID-19 Measures) and there has not been any (a) Arq Material Adverse Effect or (b) action, event or occurrence that would have required the consent of ADES pursuant to Section 5.2(b) had such action, event or occurrence taken place after the execution and delivery of this Agreement.
3.8Absence of Undisclosed Liabilities. As of the date hereof, Arq and its Subsidiaries have no liability, indebtedness, obligation or expense of any kind, whether accrued, absolute, contingent, matured or unmatured required to be reflected in the financial statements in accordance with IFRS (each a “Liability”), individually or in the aggregate, except for: (a) Liabilities disclosed, reflected or reserved against in the Arq Financial Statements; (b) normal and recurring current Liabilities that have been incurred by Arq or its Subsidiaries since the date of the Arq Financial Statements in the Ordinary Course of Business and which are not material in amount; (c) Liabilities for performance of obligations of Arq or its Subsidiaries under any Contract (other than for breach thereof) to the extent not required by IFRS to be reflected on a balance sheet; (d) Liabilities incurred in connection with the Contemplated Transactions, or (e) Liabilities that would not reasonably be expected to have, individually or in the aggregate, an Arq Material Adverse Effect.
3.9Title to Assets; Sufficiency. Except as would not, individually or in the aggregate, have an Arq Material Adverse Effect: (a) Arq and each of its Subsidiaries owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or tangible assets and equipment necessary to conduct their respective businesses as currently conducted, free and clear of any Encumbrances, other than Permitted Encumbrances; and (b) the assets shown in the Arq Financial Statement constitute all of the business, assets, properties, contractual rights, going concern value, goodwill, rights and claims of whatsoever kind and nature, real or personal, tangible or intangible that are used or held for use in the Arq Business, as such respective businesses have been conducted. No representation is made under this Section 3.9 with respect to any intellectual property or intellectual property rights, which are the subject of Section 3.11.
3.10Real Property; Leasehold. Neither Arq nor its Subsidiaries own nor have ever owned any real property. Arq has made available to ADES (a) an accurate and complete list of all real properties with respect to which Arq or its Subsidiaries directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by Arq or its Subsidiaries, and (b) copies of all leases (including all amendments, extensions, renewals, guaranties and other agreements with respect thereto) under which any such real property is possessed (the “Arq Real Estate Leases”), each of which is in full force and effect and is legal, valid and binding on each party thereto. To the Knowledge of Arq, there is no existing material default under any Arq Real Estate Lease by any party thereto and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under such Arq Real Estate Lease. Arq’s and its Subsidiaries’ use and operation of each such leased property conforms to all applicable Laws in all material respects, and Arq or its Subsidiaries, as applicable, has exclusive possession of each such leased property and has not granted any occupancy rights to tenants or licensees with respect to such leased property. In addition, each such leased property is free and clear of all Encumbrances other than Permitted Encumbrances. Neither Arq nor its Subsidiaries has received written notice from its landlords or any Governmental Body that: (i) relates to violations of building, zoning, safety or fire ordinances or regulations; (ii) claims any defect or deficiency with respect to any of such properties; or (iii) requests the performance of any repairs, alterations or other work to such properties. Arq’s or its Subsidiaries’, as applicable, possession and quiet enjoyment of the leased real property under each Arq Real Estate Lease has not been disturbed, and to the Knowledge of Arq, there are no material disputes with respect to any Arq Real Estate Lease. Neither Arq nor its Subsidiaries have collaterally assigned or granted any other security interest in any Arq Real Estate Lease or any interest therein that would reasonably be expected to be, individually or in the aggregate, material to Arq and its Subsidiaries, taken as a whole.

3.11Intellectual Property.
(a)Arq, directly or through any of its Subsidiaries, owns, or has the legal and valid right to use, as currently being used by Arq or its Subsidiaries, all Company IP Rights, and with respect to Company IP Rights that are owned by Arq or its Subsidiaries, has the right to bring actions for the infringement of such Company IP Rights, in each case except subject to the subject to the terms of the license agreements set forth on Section 3.11(c) of the Arq Disclosure Schedule, for any failure to own, have such rights to use, or have such rights to bring actions for infringement that would not reasonably be expected to be material to the Arq Business.
(b)Section 3.11(b) of the Arq Disclosure Schedule sets forth an accurate, true and complete listing of (i) all Company IP Rights that are owned by Arq and its Subsidiaries that are registered, filed or issued under the authority of, with or by any Governmental Body, including all Patents, registered Copyrights, and Trademarks (including domain names) and all applications for any of the foregoing, (ii) all Company IP Rights that are exclusively licensed to Arq and its Subsidiaries that are registered, filed or issued under the authority of, with or by any Governmental Body, including all Patents, registered Copyrights, and Trademarks (including domain names) and (iii) all applications for any of the foregoing, and, specifying as to each such item, as applicable, the owner(s) of record (and, in the case of domain names, the registrar), jurisdiction number, date, and status of the mark, application and/or registration. Each item of Company IP Rights that is Company Registered IP is and at all times has been filed and maintained in compliance with all applicable Law and all filings, payments, and other actions required to be made or taken to maintain such item of Company Registered IP in full force and effect have been made by the applicable deadline.
(c)Section 3.11(c) of the Arq Disclosure Schedule accurately identifies (i) all material Contracts pursuant to which Company IP Rights are licensed to Arq or any of its Subsidiaries (other than (A) any non-customized software that (1) is so licensed solely in executable or object code form pursuant to a non-exclusive, internal use software license and other Intellectual Property associated with such software and (2) is not incorporated into, or material to the development, manufacturing, or distribution of, Arq’s or any of its Subsidiaries’ products or services, (B) any Intellectual Property licensed ancillary to the purchase or use of equipment, reagents or other materials and (C) any confidential information provided under confidentiality agreements), and (ii) whether the license or licenses granted to Arq or any of its Subsidiaries are exclusive or non-exclusive. For purposes of greater certainty, the term “license” in this Section 3.11(c) and in Section 3.11(d) includes any license, sublicense, covenant, non-assert, consent, release or waiver.
(d)Section 3.11(d) of the Arq Disclosure Schedule accurately identifies each material Contract pursuant to which Arq or any of its Subsidiaries has granted any license under, or any right (whether or not currently exercisable) or interest in, any Company IP Rights to any Person.
(e)Except as set forth in Section 3.11(d) of the Arq Disclosure Schedule, neither Arq nor any of its Subsidiaries is bound by, and no Company IP Rights are subject to, any Contract containing any covenant or other provision, or any judicial, administrative or arbitral order, judgment, award, order, decree, injunction, settlement or stipulation, that in any way limits or restricts the ability of Arq or its Subsidiaries to use, exploit, assert, enforce, sell, transfer or dispose of any such Company IP Rights anywhere in the world, in each case, in a manner that would materially limit the business of Arq or its Subsidiaries as currently conducted or planned to be conducted.
(f)Arq or its Subsidiaries is the sole and unrestricted legal and beneficial owner of all right, title, and interest to and in Company IP Rights (other than (i) Company IP Rights exclusively and non-exclusively licensed to Arq or its Subsidiaries, as identified in Section 3.11(c) of the Arq Disclosure Schedule, (ii) any non-customized software that (A) is licensed to Arq or its Subsidiaries solely in executable or object code form pursuant to a non-exclusive, internal use software license and other Intellectual Property associated with such software and (B) is not incorporated into, or material to the development, manufacturing, or distribution of, Arq’s or its Subsidiaries’ products or services and (iii) any Intellectual Property licensed ancillary to the purchase or use of equipment, reagents or other materials), in each case, free and clear of any Encumbrances (other than Permitted Encumbrances). Without limiting the generality of the foregoing:
(i)Each Person who is or was an employee or contractor of Arq or its Subsidiaries and who is or was involved in the creation or development of any material Company IP Rights has signed a valid, enforceable agreement containing an assignment of such Intellectual Property to Arq and confidentiality provisions protecting confidential information of Arq.
(ii)Arq and its Subsidiaries have taken all commercially reasonable and appropriate steps to preserve the confidentiality of all proprietary information that Arq or its Subsidiaries holds, or purports to hold, as a material Trade Secret, except where Arq or a Subsidiary has made a reasonable business decision to no longer maintain a particular Trade Secret.
(iii)Except as set forth in Section 3.11(f)(iii) of the Arq Disclosure Schedule, neither Arq nor its Subsidiaries have sold or otherwise transferred (other than standard licenses or rights to use granted to customers, suppliers or service providers in the Ordinary Course of Business) any of the Company IP Rights to any third party, and there exists no obligation by Arq or its Subsidiaries to assign or otherwise transfer any of the Company IP Rights to any third party.
(iv)Those Company IP Rights that have either been registered or for which applications have been submitted are valid, subsisting and, to the Knowledge of Arq, enforceable. The Company IP Rights constitute all Intellectual Property necessary for Arq and its Subsidiaries to conduct their respective businesses as currently conducted.
(g)To the Knowledge of Arq, the manufacture, marketing, license, sale or intended use of any product or technology currently licensed or sold or under development by Arq or its Subsidiaries, the operation of Arq’s business and Company IP Rights, do not violate any license or agreement between Arq or its Subsidiaries and any third party, and do not infringe, dilute, misappropriate, or otherwise violate any Intellectual Property right of any third party. To the Knowledge Arq, no third party is infringing upon any Company IP Rights or violating any license or agreement between Arq or its Subsidiaries and such third party, except as would not reasonably be expected to have, individually or in the aggregate, an Arq Material Adverse Effect.
(h)There is no current or pending Proceeding (including, but not limited to, opposition, interference, inter partes review, or other proceeding in any patent or other government office) contesting the validity, ownership or right to use, sell, license or dispose of any Company IP Rights or products or technologies, and Arq and its Subsidiaries have not received any written notice asserting that any such Company IP Rights, or Arq’s or its Subsidiaries’ right to use, sell, license or dispose of any such Company IP Rights or products or technologies conflicts with or infringes or misappropriates or will conflict with or infringe or misappropriate the rights of any other Person.
(i)Arq and its Subsidiaries and the conduct of the Arq Business are in compliance in all material respects with, and in the past five (5) years, have been in compliance in all material respects with all Data Security Requirements and there have not been any actual or alleged incidents of data security breaches, unauthorized access or use of any of the Business Systems, or unauthorized acquisition, destruction, damage, disclosure, loss, corruption, alteration, or use of any Business Data or other notices received relating to Data Security Requirements. The transactions contemplated by this Agreement will not result in any liabilities in connection with any Data Security Requirements.
3.12Agreements, Contracts and Commitments.
(a)Section 3.12 of the Arq Disclosure Schedule identifies each of the material Contracts in effect as of the date of this Agreement to which Arq or any of its Subsidiaries (each, an “Arq Company”) is a party, in one or more of the following categories (the “Arq Material Contracts”):
(i)each Contract that is a supplier, vendor or other Contract related to the products or services of an Arq Company, including those relating to sales, distribution, marketing, packaging or formulation of products or services, that provide for payment by Arq and its Subsidiaries in excess of $500,000 annually;
(ii)each Contract that is a lease or similar contract with any Person under which (A) an Arq Company is lessee of, or holds or uses, any machinery, equipment, vehicle or other tangible personal property owned by any Person, except for any lease of personal property under which the aggregate annual rental payments do not exceed $500,000, or (B) an Arq Company is a lessor or sublessor of, any tangible personal property owned or leased by such Arq Company;
(iii)each Contract that is an employment or consulting contract (in each case with respect to which an Arq Company has continuing obligations as of the date hereof, including change in control benefits or severance benefits) with any current or former

(A) officer of such Arq Company, (B) member of the board of directors (or similar governing body) of such Arq Company or (C) employee of such Arq Company providing for an annual base salary in excess of $250,000;
(iv)each Contract with any labor union or association representing any employee of an Arq Company;
(v)each Contract for the sale of any of the assets of any of an Arq Company (other than in the Ordinary Course of Business) or for the grant to any Person of any preferential right to purchase any such assets;
(vi)each Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business;
(vii)each Contract containing (A) any covenant limiting the freedom of an Arq Company to engage in any line of business or compete with any Person, (B) any exclusivity obligations of Arq or of its Subsidiaries;
(viii)each Contract for the disposition or acquisition of (A) assets that would reasonably be expected to result in the receipt or making by ADES or any of its Subsidiaries of future payments in excess of $500,000, or (B) any ownership interest in any Entity;
(ix)each Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements, guarantees or other agreements or instruments relating to the borrowing of money or extension of credit or creating any material Encumbrances with respect to any assets of an Arq Company in excess of $100,000 or any loans or debt obligations with officers or directors of an Arq Company;
(x)each Contract relating to any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which an Arq Company has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which an Arq Company has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by such Arq Company;
(xi)each Contract to license any third party to manufacture or produce any product, service or technology of an Arq Company or any Contract to sell, distribute or commercialize any products or service of an Arq Company;
(xii)each Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to an Arq Company in connection with the Contemplated Transactions;
(xiii)each Arq Real Estate Lease;

(xiv)each Contract with any Governmental Body that is material to the operation of the business of Arq and its Subsidiaries, taken as a whole, as currently conducted;
(xv)each Company IP Rights Agreement required to be listed on Section 3.11(c) or Section 3.11(d) of the Arq Disclosure Schedule;
(xvi)each Contract containing any royalty, dividend or similar arrangement based on the revenues or profits of an Arq Company; or
(xvii)any other Contract that is not terminable at will (with no penalty or payment) by an Arq Company, as applicable, and which involves payment or receipt by an Arq Company after the date of this Agreement under any such agreement, contract or commitment of more than $500,000 in the aggregate, or obligations after the date of this Agreement in excess of $500,000 in the aggregate.
(b)Arq has delivered or made available to ADES accurate and complete copies of all Arq Material Contracts or, in the case of oral Arq Material Contracts, an accurate summary of the material terms thereof, including all amendments thereto. Except as set forth in Section 3.12(b) of the Arq Disclosure Schedule, there are no Arq Material Contracts that are not in written form. No Arq Company has, nor to the Knowledge of Arq, as of the date of this Agreement has any other party to a Arq Material Contract, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of any Arq Material Contract in such manner as would permit any other party to cancel or terminate any such Arq Material Contract, or would permit any other party to seek damages that would reasonably be expected to be material to Arq, any of its Subsidiaries or the Arq Business. As to each Arq Company, as of the date of this Agreement, each Arq Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions.
3.13Compliance; Permits; Restrictions.
(a)Arq and each of its Subsidiaries is and since its formation has been in compliance, in all material respects, with all Laws applicable to it, its Subsidiaries or their respective business, property or assets except where non-compliance would not, individually or in aggregate, reasonably be expected to have an Arq Material Adverse Effect.
(b)Section 3.13(b) of the Arq Disclosure Schedule lists all licenses, permits, registrations and similar items (“Registrations”) held by Arq and its Subsidiaries that would reasonably be expected to be, individually or in the aggregate, material to Arq and its Subsidiaries, taken as a whole. Except with respect to Environmental Laws (which are the subject of Section 3.18), Arq and its Subsidiaries have all Registrations required under applicable Law to conduct their respective businesses, except for any Registrations the absence of which would not, individually or in the aggregate, reasonably be expected to have an Arq Material Adverse Effect. Each of the Registrations of Arq and its Subsidiaries is valid and subsisting and is in full force and effect, except as would not, individually or in the aggregate, reasonably be expected to have an Arq Material Adverse Effect. To Arq’s Knowledge, no Governmental Body has threatened suspending or revoking any such Registrations or changing the marketing classification or labeling of Arq’s or its Subsidiaries’ products, except as would not, individually or in the aggregate, reasonably be expected to have an Arq Material Adverse Effect.
(c)Arq and its Subsidiaries are each in compliance in all material respects with any and all Privacy Laws applicable to its business and, except as set forth on Section 3.13(c) of the Arq Disclosure Schedule, have not received any written notice of any claims or been charged with the violation of any such Privacy Laws, except as would not, individually or in the aggregate, reasonably be expected to have an Arq Material Adverse Effect.
3.14Customers and Suppliers.
(a)Section 3.14 of the Arq Disclosure Schedule sets forth a list of the five largest customers (the “Material Customers”) and the five largest suppliers (the “Material Suppliers”) of the business of Arq and its Subsidiaries, as measured by the dollar amount of purchases therefrom or thereby, during the fiscal year ended December 31, 2020 and the period between January 1, 2021 and December 31, 2021, showing the approximate sales by Arq and its Subsidiaries to each such customer and the approximate total purchases by Arq and its Subsidiaries from each such supplier, during such period. For purposes of this Agreement, “customers” shall include distributors of Arq and its Subsidiaries, and any other Person that purchases materials, products or services directly from Arq and its Subsidiaries.
(b)Since December 31, 2018, no Material Customer or Material Supplier has terminated its relationship with Arq or any of its Subsidiaries or materially reduced or changed the pricing or other terms of its business with Arq or its Subsidiaries, no Material Customer or Material Supplier has notified Arq or its Subsidiaries that the Material Customer or Material Supplier intends to terminate or materially reduce or change the pricing or other terms of its business in a manner adverse to Arq or its Subsidiaries.
3.15Proceedings; Orders.
(a)Except as would not, individually or in the aggregate, reasonably be expected to have an Arq Material Adverse Effect, as of the date of this Agreement, there is no pending Proceeding and, to the Knowledge of Arq, no Person has threatened in writing to commence any Proceeding that: (i) involves (A) Arq or any of its Subsidiaries, (B) any Arq Associate (in his or her capacity as such) or (C) any of the material assets owned or used by Arq or its Subsidiaries; (ii) challenged or questioned the legal right of Arq or its Subsidiaries to conduct its operations as presently conducted or (iii) challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.

(b)There is no outstanding order of any Governmental Body to which Arq or any of its Subsidiaries or any of the assets owned or used by Arq or its Subsidiaries is subject that would reasonably be expected to be, individually or in the aggregate, material to Arq and its Subsidiaries, taken as a whole. To the Knowledge of Arq, no officer or other Key Employee of Arq or its Subsidiaries is subject to any order of any Governmental Body that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to the Arq Business or to any material assets owned or used by Arq or its Subsidiaries.
3.16Tax Matters.
(a)Arq and each of its Subsidiaries has timely filed with the appropriate Governmental Body all material Tax Returns that were required to be filed by or with respect to it under applicable Law. All such Tax Returns are correct and complete in all material respects and have been prepared in compliance with all applicable Law. No material claim has ever been made by any Governmental Body in any jurisdiction where Arq or any of its Subsidiaries does not file Tax Returns or pay Taxes that Arq or any of its Subsidiaries is subject to taxation by that jurisdiction.
(b)All material amounts of Taxes due and payable by or on behalf of Arq or its Subsidiaries on or before the date hereof (whether or not shown on any Tax Return) have been fully and timely paid.
(c)Since the date of the Most Recent Balance Sheet, neither Arq nor any of its Subsidiaries has incurred any Liability for Taxes outside the Ordinary Course of Business. The unpaid Taxes of Arq and its Subsidiaries (i) did not, as of the date of the Most Recent Balance Sheet, materially exceed the reserve for Tax Liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Most Recent Balance Sheet (rather than in any notes thereto) and (ii) do not materially exceed that reserve as adjusted through the passage of time through the Closing Date in accordance with the past custom and practice of Arq or its Subsidiaries, as applicable.
(d)Arq and its Subsidiaries have timely and properly withheld and remitted (i) all material Taxes required to have been withheld in connection with amounts paid or owing to any lender, equity holder, shareholder, employee, agent, creditor, nonresident, independent contractor or other third party and (ii) all material sales, use, ad valorem and value added Taxes, in each case, to the proper Governmental Body or other Person and in accordance with applicable Law.
(e)There are no Encumbrances for Taxes (other than Encumbrances described in clause (a) of the definition of Permitted Encumbrances) upon any of the assets of Arq and its Subsidiaries.
(f)No deficiencies for material Taxes with respect to Arq or any of its Subsidiaries have been claimed, proposed or assessed by any Governmental Body in writing that have not been fully and finally satisfied by payment, settlement, or withdrawal.

(g)There are no pending or ongoing audits, assessments or other actions for or relating to any liability in respect of any material Taxes of Arq or any of its Subsidiaries, and no written notice thereof has been received, and to the Knowledge of Arq, none are otherwise threatened by a Governmental Body.
(h)Neither Arq nor any of its Subsidiaries (or any of their predecessors) has waived or extended any statute of limitations in respect of any assessment or collection of any material Taxes or agreed to any extension of time for the assessment or collection of any material Tax.
(i)Arq has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.
(j)Neither Arq nor any of its Subsidiaries is a party to any Tax Sharing Agreement.
(k)Neither Arq nor its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for Tax purposes requested or initiated on or prior to the Closing Date; (ii) use of an improper method of accounting for a Tax period ending on or prior to the Closing Date; (iii) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) executed on or prior to the Closing Date; (iv) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign Law); (v) installment sale or open transaction disposition made on or prior to the Closing Date; (vi) prepaid amount received or deferred revenue accrued on or prior to the Closing Date; (vii) election under Section 965 of the Code or (viii) application of Section 951 or 951A of the Code with respect to income earned or recognized or payments received prior to the Closing.
(l)Neither Arq nor any of its Subsidiaries is, or has ever been a member of a consolidated, combined or unitary Tax group (other than a group the common parent of which is Arq).
(m)Neither Arq nor any of its Subsidiaries has a material amount of Liability for any Taxes of any Person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign Law), as a transferee or successor, or otherwise.
(n)Neither Arq nor any of its Subsidiaries has, in the past two (2) years, distributed stock of another Person, or has had its stock distributed by another Person, in a transaction (or series of transactions) that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code (or any similar provisions of state, local or foreign Law).

(o)Neither Arq nor any of its Subsidiaries (i) is a “controlled foreign corporation” as defined in Section 957 of the Code, (ii) is a “passive foreign investment company” within the meaning of Section 1297 of the Code, (iii) is a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code, (iv) is, or ever has been, resident in or subject to Tax in any country other than the country in which it is organized, or (v) has, or has ever had a permanent establishment (within the meaning of an applicable Tax treaty) or other taxable presence or other office or fixed place of business in a jurisdiction outside of the country in which it is organized or the United States, including any resulting from the activities of any third party agent of Arq or any of its Subsidiaries, including distributors.
(p)Neither Arq nor any of its Subsidiaries has participated in or been a party to a transaction that, as of the date of this Agreement, constitutes a “listed transaction” that is required to be reported to the IRS pursuant to Section 6011 of the Code and applicable Treasury Regulations thereunder.
(q)Section 3.16(q) of the Arq Disclosure Schedule sets forth the entity classification of Arq and each of its Subsidiaries for U.S. federal income tax purposes. Neither Arq nor any of its Subsidiaries has made an election or taken any other action to change its federal and state income tax classification from such classification.
(r)Neither Arq nor any of its Subsidiaries has taken or agreed to take any action, or is aware of the existence of any fact or circumstance, that could reasonably be expected to impede or prevent the Intended Tax Treatment.
For purposes of this Section 3.16, each reference to Arq or its Subsidiaries shall be deemed to include any Person that was liquidated into, merged with, or is otherwise a predecessor to, Arq or its Subsidiaries.
3.17Employee and Labor Matters; Benefit Plans.
(a)Section 3.17(a) of the Arq Disclosure Schedule is a list of all material Arq Benefit Plans. For purposes hereof, “Arq Benefit Plan” means each (i) material “employee benefit plan” as defined in Section 3(3) of ERISA, whether or not subject to ERISA, and (ii) other material pension, retirement, deferred compensation, incentive compensation, excess benefit, profit sharing, bonus, incentive, equity or equity-based, phantom equity, employment, consulting, severance, change-of-control, retention, health, life, medical or dependent care expense reimbursement, retiree medical or life insurance, disability, group insurance, paid-time off, holiday, welfare, or fringe benefit plan, program, contract, agreement, or arrangement (whether written or unwritten, qualified or nonqualified, funded or unfunded and including any that have been frozen or terminated), in any case, maintained, contributed to, or required to be contributed to, by Arq or any ERISA Affiliate for the benefit of any current or former employee, director, officer or independent contractor of Arq or its Subsidiaries or under which Arq or any of its Subsidiaries has material Liability (including, without limitation, as to the result of it being treated as a single employer under Code Section 414 with any other person). Arq has not agreed or committed to institute any other plan, program, arrangement or agreement that would be an Arq Benefit Plan if in effect as of the date of this Agreement, or to make any amendments to any of the Arq Benefit Plans (except as required by applicable Law).
(b)As applicable with respect to each Arq Benefit Plan, Arq has made available to ADES, true and complete copies of (i) each Arq Benefit Plan, including all amendments thereto, and in the case of an unwritten Arq Benefit Plan, a written description thereof, (ii) all current trust documents, investment management contracts, custodial agreements, administrative services agreements and insurance and annuity contracts relating thereto, (iii) the current summary plan description and each summary of material modifications thereto, (iv) the annual reports filed with any Governmental Body (e.g., Form 5500 and all schedules thereto) for each of the three years preceding the date of this Agreement, (v) the most recent IRS determination, opinion or advisory letter, (vi) the most recent summary annual reports, nondiscrimination testing reports, actuarial reports, financial statements and trustee reports and (vii) all material written communications within the last three (3) years between Arq or its Subsidiaries and the IRS or Department of Labor or other Governmental Body with respect to any Arq Benefit Plan.
(c)Each Arq Benefit Plan has been established, maintained, operated and administered in all material respects in compliance with its terms and any related documents or agreements and the applicable provisions of ERISA, the Code and all other Laws. All Arq Benefit Plans that constitute, or contain features that constitute, “deferred compensation” within the meaning of Section 409A of the Code have been operated at all times in compliance with such Code section in all material respects.
(d)Each Arq Benefit Plan intended to meet the qualification requirements of Section 401(a) of the Code has received a determination letter or is the subject of a favorable opinion letter from the IRS which may be currently relied on to the effect that such plan is qualified under Section 401(a) of the Code and the related trusts are exempt from federal income Taxes under Section 501(a) of the Code, respectively, and to the Knowledge of Arq nothing has occurred that would reasonably be expected to adversely affect the qualification of such Arq Benefit Plan or the tax exempt status of the related trust.
(e)Neither Arq or any ERISA Affiliate maintains, contributes to, is required to contribute to or at any time in the past six (6) years has maintained, contributed to, or been required to contribute to, or has any Liability with respect to, (i) any “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA) that is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) any “multiemployer plan” (within the meaning of Section 3(37) of ERISA), (iii) any “multiple employer plan” (within the meaning of Section 413 of the Code) or (iv) any “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA).
(f)Except as would not have an Arq Material Adverse Effect, there are no pending audits or investigations by any Governmental Body involving any Arq Benefit Plan, and no pending or, to the Knowledge of Arq, threatened in writing claims (except for individual claims for benefits payable in the normal operation of the Arq

Benefit Plans), suits or proceedings involving any Arq Benefit Plan, any fiduciary thereof or service provider thereto.
(g)No Arq Benefit Plan provides death, medical, dental, vision, life insurance or other welfare benefits beyond termination of service or retirement other than coverage mandated by Law (at the sole cost of the applicable employee), neither Arq nor any of its Subsidiaries has not made a written or oral representation promising the same and neither Arq nor any Subsidiary has any material Liability for failure to comply with the benefit continuation rights under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.
(h)Neither the execution of, nor the performance of the transactions contemplated by, this Agreement will either alone or in connection with any other event(s) (i) result in any material payment becoming due to any current or former employee, director, officer, or independent contractor of Arq or its Subsidiaries, (ii) materially increase any amount of compensation or benefits otherwise payable under any Arq Benefit Plan, (iii) result in the acceleration of the time of payment, funding or vesting of any material benefits under any Arq Benefit Plan (except as may be required by applicable Law), (iv) require any contribution or payment to fund any obligation under any Arq Benefit Plan or (v) limit the right to merge, amend or terminate any Arq Benefit Plan.
(i)Neither the execution of, nor the consummation of the transactions contemplated by this Agreement (either alone or when combined with the occurrence of any other event, including a termination of employment) could result in the receipt or retention by any person who is a “disqualified individual” (within the meaning of Code Section 280G(c) and the Treasury Regulations thereunder) with respect to Arq or its Subsidiaries of any payment or benefit that is or could be characterized as a “parachute payment” (within the meaning of Code Section 280G(b)(2) and the Treasury Regulations thereunder).
(j)Neither Arq nor any or its Subsidiaries has agreed or committed to any “gross up” or similar agreements or arrangements of reimbursement for any Taxes imposed under Code Section 409A or Code Section 4999 with any current or former employee, officer, director or independent contractor of Arq or its Subsidiaries.
(k)Neither Arq nor any of its Subsidiaries is a party to, bound by, or has a duty to bargain under, any collective bargaining agreement or other Contract with a labor union, labor organization, or similar Person representing any of its employees, and there is no labor union, labor organization, or similar Person representing or, to the Knowledge of Arq, purporting to represent or seeking to represent any employees of Arq or its Subsidiaries, including through the filing of a petition for representation election.
(l)Since December 31, 2018, except as would not have, individually or in the aggregate, an Arq Material Adverse Effect, Arq and each of its Subsidiaries has been in compliance with all applicable Laws respecting labor, employment, employment practices, and terms and conditions of employment, including worker classification, tax withholding, prohibited discrimination and retaliation, equal employment opportunities, harassment, fair employment practices, meal and rest periods, immigration, employee safety and health, wages (including overtime wages), unemployment and workers’

compensation, leaves of absence, and hours of work. Except as could not reasonably be expected to have, individually or in the aggregate, an Arq Material Adverse Effect, there are no actions, suits, claims, charges, lawsuits, investigations, audits or administrative matters pending or, to the Knowledge of Arq, threatened in writing or reasonably anticipated against Arq or its Subsidiaries relating to any employee, applicant for employment, consultant, employment agreement or Arq Benefit Plan.
(m)There is not and has not been in the past three (3) years, nor is there or has there been in the past three (3) years any threat of, any material strike, slowdown, work stoppage, lockout, union election petition, demand for recognition, or any similar activity or dispute, or, to the Knowledge of Arq, any union organizing activity, against Arq or its Subsidiaries.
(n)There is no Proceeding, claim, unfair labor practice charge or complaint, labor dispute or grievance pending or, to the Knowledge of Arq, threatened in writing against Arq relating to labor, employment, employment practices, or terms and conditions of employment.
3.18Environmental Matters. Except as would not, individually or in the aggregate, reasonably be expected to have an Arq Material Adverse Effect: (i) Arq and its Subsidiaries are, and since December 31, 2016 have been in compliance with all applicable Environmental Laws, which compliance includes the possession by Arq or its Subsidiaries of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof; (ii) since December 31, 2016, Arq has not received any written notice which is pending and unresolved, whether from a Governmental Body or other Person, that alleges that Arq or its Subsidiaries is not in compliance with or has liability pursuant to any Environmental Law and, to the Knowledge of Arq, there are no circumstances that would reasonably be expected to prevent or interfere with Arq compliance in any material respects with any Environmental Law; (iii) no current or (during the time a prior property was leased or controlled by Arq or its Subsidiaries) prior property leased or controlled by Arq or its Subsidiaries has had a release of or exposure to Hazardous Materials in material violation of Environmental Law. Prior to the date hereof, Arq has provided or otherwise made available to ADES true and correct copies of all material environmental reports, assessments, studies and audits in the possession or reasonable control of Arq with respect to any property leased or controlled by Arq or any business operated by it. The parties agree and acknowledge that this Section 3.18 shall be Arq’s sole and exclusive representations and warranties regarding environmental matters, Environmental Laws and Hazardous Materials.
3.19Transactions with Affiliates.
(a)Since January 1, 2020, there have been no material transactions or relationships between, on one hand, Arq or any of its Subsidiaries and, on the other hand, any (i) executive officer or director of Arq or any of its Subsidiaries or any of such executive officer’s or director’s immediate family members, (ii) owner of more than five percent (5%) of the voting power of the outstanding equity interests of Arq or any of its Subsidiaries, (iii) to the Knowledge of Arq, any “related person” (within the meaning of Item 404 of Regulation S-K under the Securities Act) of any such officer, director or owner, in the case of each of (i), (ii) or (iii) that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.
(b)Section 3.19(b) of the Arq Disclosure Schedule lists each stockholders agreement, voting agreement, registration rights agreement, co-sale agreement or other similar Contract between Arq or any of its Subsidiaries and any Affiliate of Arq, including any such Contract granting any Person investor rights, rights of first refusal, rights of first offer, registration rights, director designation rights or similar rights (collectively, the “Investor Agreements”).
3.20No Financial Advisors. Except as set forth on Section 3.20 of the Arq Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of Arq or any of its Subsidiaries.
3.21Insurance. Arq has made available to ADES accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of Arq and its Subsidiaries. Each material insurance policy of Arq and its Subsidiaries is in full force and effect and Arq and each of its Subsidiaries is in compliance in all material respects with the terms thereof. Neither Arq nor any of its Subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification of, any of such insurance policies.
3.22Anti-Bribery. Since December 31, 2018, none of Arq or any of its Subsidiaries or any of their respective directors, officers, employees or agents or any other Person acting on their behalf has directly or indirectly made any bribes, rebates, payoffs, influence payments, kickbacks, illegal payments, illegal political contributions, or other payments, in the form of cash, gifts, or otherwise, or taken any other action, in violation of the Foreign Corrupt Practices Act of 1977, the UK Bribery Act of 2010 or any other anti-bribery or anti-corruption Law (collectively, the “Anti-Bribery Laws”), each only to the extent that they apply to Arq or any of its Subsidiaries. To the Knowledge of Arq, neither Arq nor any of its Subsidiaries is or has been, since December 31, 2018, the subject of any investigation or inquiry by any Governmental Body with respect to potential violations of Anti-Bribery Laws.
3.23Certain Information. None of the information supplied or to be supplied by Arq for inclusion or incorporation by reference in the Form S-4 and Proxy Statement/Prospectus will, at the time of the mailing of the Proxy Statement/Prospectus, including any amendments or supplements thereto, and at the time of the ADES Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, Arq makes no representation or warranty with respect to any information supplied by ADES or any of its Representatives for inclusion or incorporation by reference in the Form S-4 or Proxy Statement/Prospectus.

3.24Disclaimer of Other Representations or Warranties. Except as previously set forth in this Section 3 or in any certificate delivered by Arq to ADES pursuant to this Agreement, ADES hereby acknowledges that neither Arq nor any other Person makes any representation or warranty, express or implied, at law or in equity, with respect to Arq, any of its Subsidiaries, or any of their respective assets, liabilities or operations, and any such other representations or warranties are hereby expressly disclaimed by ADES.
SECTION 4
REPRESENTATIONS AND WARRANTIES OF ADES
Except (a) as disclosed or reflected in the ADES SEC Documents filed or furnished after January 1, 2020 and at least two Business Days prior to the date of this Agreement (but excluding any risk factor disclosures contained under the heading “Risk Factors,” any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are similarly predictive or forward-looking in nature, in each case, other than any specific factual information contained therein), or (b) as set forth in the disclosure schedule delivered by ADES to Arq (the “ADES Disclosure Schedule”) and that is reasonably apparent on the face of such disclosure to be applicable to the representation and warranty set forth herein, ADES represents and warrants to Arq as follows:
4.1Due Organization; Subsidiaries.
(a)ADES is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and each of its Subsidiaries is a corporation, limited liability company or other legal entity duly organized, validly existing, and in good standing under the Laws of its jurisdiction of organization. Each of ADES and its Subsidiaries has all necessary corporate power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used, and (iii) to perform its obligations under all Contracts by which it is bound. There is no pending or, to the Knowledge of ADES, threatened in writing proceeding for the dissolution, liquidation or insolvency of ADES.
(b)ADES and each of its Subsidiaries is duly licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a ADES Material Adverse Effect.
(c)Section 4.1(c) of the ADES Disclosure Schedule sets forth a complete and accurate list of (i) each Subsidiary of ADES and (ii) each equity or similar interest in, or any interest convertible or exchangeable or exercisable for, any equity or similar interest in, any Entity owned directly or indirectly by ADES (other than equity interests, if any, held directly or indirectly by Highview). Other than as set forth in Section 4.1(c) of the ADES Disclosure Schedule, neither ADES nor any of its Subsidiaries (i) is a party to, member of or participant in any partnership, joint venture or similar business entity or (ii) holds any equity or economic interest in any Person other than those Persons set forth in Section 4.1(c) of the ADES Disclosure Schedule. Except as set forth in Section 4.1(c) of the ADES Disclosure Schedule, neither ADES nor any of its Subsidiaries has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. Neither ADES nor any of its Subsidiaries has, in the past five (5) years, been a general partner of, or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.
4.2Organizational Documents. ADES has made available to Arq true and complete copies of the Organizational Documents of ADES and its Subsidiaries in effect as of the date of this Agreement. Neither ADES nor any of its Subsidiaries is in material breach or violation of their respective Organizational Documents.
4.3Authority; Binding Nature of Agreement.
(a)ADES has all requisite power and authority to enter into and to perform its obligations under this Agreement and to consummate the Contemplated Transactions, subject to the affirmative vote of (i) the holders of a majority of the aggregate shares of ADES Common Stock having voting power represented in person or by proxy and entitled to vote on the matter at the ADES Stockholders Meeting approving the New ADES Scheme Share Issuance and (ii) the holders of a majority of the outstanding shares of ADES Common Stock approving the ADES Merger (the “ADES Stockholder Approval” and such matters subject to the ADES Stockholder Approval, the “ADES Stockholder Matters”), to consummate the transactions contemplated hereby. As of the date hereof, the ADES Board (at meetings duly called and held) has: (a) determined that the Contemplated Transactions are fair to, advisable and in the best interests of ADES and its stockholders; (b) approved and declared advisable this Agreement and the Contemplated Transactions; and (c) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of ADES vote to approve the ADES Stockholder Matters (the “ADES Board Resolutions”).
(b)This Agreement has been duly executed and delivered by ADES and, assuming the due authorization, execution and delivery by Arq, constitutes the legal, valid and binding obligation of ADES, enforceable against ADES in accordance with its terms, subject to the Enforceability Exceptions.
4.4Vote Required. The ADES Stockholder Approval is the only vote or consent of the holders of any class or series of capital stock of ADES necessary to approve this Agreement or the transactions contemplated hereby.
4.5Non-Contravention; Consents. Subject to obtaining the ADES Stockholder Approval, except as set forth on Section 4.5 to the ADES Disclosure Schedule, neither (x) the execution, delivery or performance of this Agreement by ADES, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly:
(a)contravene, conflict with or result in a violation of any of the provisions of the Organizational Documents of ADES or any of its Subsidiaries;
(b)contravene, conflict with or result in a violation of, or give any Governmental Body or other Person the right to challenge the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Law to which ADES, any of its Subsidiaries, or any of their respective assets is subject, except as would not reasonably be expected to be material to ADES or any of its Subsidiaries or the business of ADES and its Subsidiaries as currently conducted (the “ADES Business”);
(c)contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by ADES or any of its Subsidiaries, except as would not reasonably be expected to be material to ADES or any of its Subsidiaries or the ADES Business;
(d)contravene, conflict with or result in a violation or breach of, or result in a default under (with or without notice or lapse of time), any provision of any ADES Material Contract, or give any Person the right to: (i) declare a default or exercise any remedy under any ADES Material Contract; (ii) any material payment, rebate, chargeback, penalty or change in delivery schedule under any ADES Material Contract; (iii) accelerate the maturity or performance of any ADES Material Contract; or (iv) cancel, terminate or modify any term of any ADES Material Contract except in the case of any non-material breach, default, penalty or modification; or
(e)result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by ADES or its Subsidiaries (except for Permitted Encumbrances);
(f)except, in the case of clauses (b) through (e), for any such conflicts, breaches, violations, defaults, losses, rights or other occurrences that have not had and would not, individually or in the aggregate, reasonably be expected to have an ADES Material Adverse Effect.
Except for (i) the filings and notices set forth on Section 4.5 of the ADES Disclosure Schedule, (ii) such filings as may be required under applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder, (iii) the filing of the Certificates of Merger pursuant to the Merger Statutes, (iv) filings required under the HSR Act, (v) such filings as necessary to comply with the applicable requirements of the NASDAQ Global Market and (vi) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities Laws, takeover and “blue sky” laws, ADES is not and will not be required to make any filing with or give any notice to, or to obtain any Consent from, any Governmental Body in connection with (x) the execution, delivery or performance of this Agreement, or (y) the consummation of the Contemplated Transactions, which if individually or in the aggregate were not given or obtained, would reasonably be expected to prevent or materially delay the ability of ADES to consummate the Contemplated Transactions.
4.6Capitalization.
(a)The authorized capital stock of ADES consists of 100,000,000 shares of common stock, par value $0.001 per share (the “ADES Common Stock”) and 50,000,000 shares of preferred stock, par value $0.001 per share (the “ADES Preferred Stock”). As of the date hereof, (i) 23,752,256.00 shares of ADES Common Stock are issued, (including 4,618,146.00 of which are held in ADES’ treasury) and 19,134,110.00 are outstanding, (ii) 2,938,961.00 shares of ADES Common Stock are reserved for issuance under the ADES Stock Plan and (iii) no shares of ADES Preferred Stock are issued and outstanding.

(b)All of the outstanding shares of ADES Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable. Except as set forth on Section 4.6(b) of the ADES Disclosure Schedule, none of the outstanding shares of ADES Common Stock is entitled or subject to any preemptive right, anti-dilutive rights, right of participation, right of maintenance or any similar right and none of the outstanding shares of ADES Common Stock is subject to any right of first refusal in favor of ADES. Except as set forth on Section 4.6(b) of the ADES Disclosure Schedule or as contemplated herein, there is no Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of ADES Common Stock. Except as set forth on Section 4.6(b) of the ADES Disclosure Schedule, ADES is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of ADES Common Stock or other securities.
(c)Except for the Incentive Plans, as amended from time to time (the “ADES Stock Plan”), and except as set forth on Section 4.6(c) of the ADES Disclosure Schedule, ADES does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person. Section 4.6(c) of the ADES Disclosure Schedule contains a correct and complete list of restricted shares, stock options, restricted stock units and performance stock units outstanding under the ADES Stock Plan as of the date hereof, including (A) the name of the holder or other identifiable identifier, (B) the date of grant, (C) the vesting criteria, and (D) the number of shares of ADES Common Stock underlying such awards (at target performance levels for any performance stock units), subject to any applicable Privacy Laws that restrict ADES’ ability to provide such information about each outstanding award.
(d)Except for the ADES Stock Plan and as otherwise set forth on Section 4.6(d) of the ADES Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of ADES or any of its Subsidiaries; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of ADES or any of its Subsidiaries, or (iii) condition or circumstance that is reasonably likely to give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of ADES. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to ADES or any of its Subsidiaries.
(e)Except as set forth on Section 4.6(e) of the ADES Disclosure Schedule, each of the outstanding shares of capital stock or membership interests of each of ADES’ Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and all such shares are owned by ADES or another wholly-owned Subsidiary of ADES and are owned free and clear of all Encumbrances of any nature whatsoever. Section 4.6(e) of the ADES Disclosure Schedule sets forth a true and complete list of each Subsidiary of ADES and its jurisdiction of incorporation or organization. Except as set forth on Section 4.6(e) of the ADES Disclosure Schedule, there are not outstanding or authorized (i) securities of any Subsidiaries of ADES convertible into or exchangeable for shares of capital stock or voting securities of such Subsidiary or (ii) options or other rights to acquire from any Subsidiary of ADES, and no obligation of any Subsidiary of ADES to issue, any capital stock, voting or non-voting securities or securities convertible into or exchangeable for capital stock or voting or non-voting securities of such Subsidiary.
(f)Except as set forth on Section 4.6(e) of the ADES Disclosure Schedule, neither ADES nor any of its Subsidiaries own or have the power to vote or hold the right to acquire nor have the obligation to contribute capital to, or in respect of, the shares of capital stock or other equity securities or joint venture interest of any Person (other than ADES’ Subsidiaries, the Tinuum Entities, and Highview).
4.7Financial Statements.
(a)The audited consolidated financial statements of ADES (including any related notes thereto) included in ADES’ Annual Report on Form 10-K for the fiscal year ended December 31, 2021 filed with the SEC have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of ADES and its Subsidiaries at the respective dates thereof and the results of their operations and cash flows for the periods indicated. The unaudited consolidated financial statements of ADES (including any related notes thereto) included in ADES’ Quarterly Reports on Form 10-Q filed with the SEC since December 31, 2020 have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or may be permitted by the SEC under the Exchange Act) and fairly present in all material respects the consolidated financial position of ADES and its Subsidiaries as of the respective dates thereof and the results of their operations and cash flows for the periods indicated (subject to normal period-end adjustments). Except for obligations or liabilities incurred in the Ordinary Course of Business since the date of the ADES Most Recent Balance Sheet, ADES has no liabilities, secured or unsecured (whether absolute, accrued, known or unknown, contingent or otherwise, and whether due or to become due) that are not fully reflected or provided for on the ADES Most Recent Balance Sheet. Since the date of the ADES Most Recent Balance Sheet, ADES has not experienced any ADES Material Adverse Effect.
(b)Other than as expressly disclosed in Section 4.7(b) of the ADES Disclosure Schedule, since the date of the ADES Most Recent Balance Sheet through the date of this Agreement, there has been no material change in ADES’ or its Subsidiaries’ accounting methods or principles that would be required to be disclosed in the ADES’ Financial Statements in accordance with GAAP. Except as have been described in the ADES Financial Statements, there are no unconsolidated Subsidiaries of ADES or any off-balance sheet arrangements of the type required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated by the SEC.
(c)ADES has established and maintained, at all times since January 1, 2021, a system of internal control over financial reporting as required by Rule 13a-15 or

Rule 15d-15 under the Exchange Act sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Such internal controls include policies and procedures that are designed to (i) ensure the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of ADES, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of ADES are being made only in accordance with authorizations of management and directors of ADES and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of ADES’ assets that could have a material effect on its financial statements. ADES has disclosed, based on its most recent evaluation of internal controls prior to the date of this Agreement, to the ADES’ auditors and audit committee, (i) any significant deficiencies or material weaknesses in the system of internal control over financial reporting used by ADES and its Subsidiaries, which are reasonably likely to adversely affect ADES’ ability to record, process, summarize and report financial information, (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the preparation of financial statements or the internal control over financial reporting utilized by the ADES and its Subsidiaries, and (iii) any claim or allegation regarding any of the foregoing. ADES’ management has completed an assessment of the effectiveness of ADES’ internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2021, and such assessment is described in the ADES Form 10-K for the year ended December 31, 2021. Neither ADES nor its principal executive officer or principal financial officer has received notice from any Governmental Body challenging or questioning the accuracy, completeness, form or manner of filing of such certifications as of the date of this Agreement.
(d)ADES maintains disclosure controls and procedures as required by Rule 13a-15 or Rule 15d-15 under the Exchange Act. The ADES’s disclosure controls and procedures are reasonably effective to ensure that all material information relating to ADES required to be disclosed in ADES’s periodic reports under the Exchange Act is made known to the ADES’s principal executive officer and its principal financial officer by others within ADES, and such disclosure controls and procedures are effective in timely alerting ADES’s principal executive officer and its principal financial officer to such information required to be included in ADES’s periodic reports required under the Exchange Act.
4.8Absence of Changes. Except as set forth on Section 4.8 of the ADES Disclosure Schedule and except as otherwise contemplated or permitted by this Agreement, between June 30, 2022 and the date of this Agreement, (a) ADES and its Subsidiaries have conducted the ADES Business only in the Ordinary Course of Business (except for the execution and performance of this Agreement, the discussions, negotiations and transactions related thereto and any actions taken or omitted to be taken by ADES or any of its Subsidiaries in connection with COVID-19 or any COVID-19 Measures) and (b) there has not been any ADES Material Adverse Effect, or action, event or occurrence that would have required the consent of Arq pursuant to Section 5.1(b) had such action, event or occurrence taken place after the execution and delivery of this Agreement.

4.9Absence of Undisclosed Liabilities. As of the date hereof, ADES and its Subsidiaries have no Liability, individually or in the aggregate, except for: (a) Liabilities disclosed, reflected or reserved against in the ADES Balance Sheet; (b) Liabilities that have been incurred by ADES or its Subsidiaries since the date of the ADES Balance Sheet in the Ordinary Course of Business; (c) Liabilities for performance of obligations of ADES or its Subsidiaries under any Contract (other than for breach thereof) to the extent not required by GAAP to be reflected on a balance sheet; (d) Liabilities incurred in connection with the Contemplated Transactions; and (e) Liabilities which would not reasonably be expected to have, individually or in the aggregate, a ADES Material Adverse Effect.
4.10Title to Assets; Sufficiency. Except as would not, individually or in the aggregate, have an ADES Material Adverse Effect: (a) ADES and each of its Subsidiaries owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or tangible assets and equipment necessary to conduct their respective businesses as currently conducted, free and clear of any Encumbrances, other than Permitted Encumbrances; and (b) the assets shown in the ADES Financial Statement constitute all of the business, assets, properties, contractual rights, going concern value, goodwill, rights and claims of whatsoever kind and nature, real or personal, tangible or intangible that are used or held for use in the business of ADES or its Subsidiaries, as such respective businesses have been conducted. No representation is made under this Section 4.10 with respect to any intellectual property or intellectual property rights, which are the subject of Section 4.12.
4.11Real Property; Leasehold. Except as would not, individually or in the aggregate, be material to the business of ADES and its Subsidiaries, taken as a whole, as currently conducted, each lease with respect to the real properties with respect to which ADES or its Subsidiaries is a tenant or subtenant (“ADES Real Estate Leases”) is in full force and effect and is legal, valid and binding on each party thereto. To the Knowledge of ADES, there is no existing material default under any ADES Real Estate Lease by any party thereto and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under such ADES Real Estate Lease. ADES’ and its Subsidiaries’ use and operation of each such leased property conforms to all applicable Laws in all material respects and, except with respect to mining leases where a notice of intent to mine has not yet been given or as set forth on Schedule 4.11, ADES or its Subsidiaries, as applicable, has exclusive possession of each such leased property and has not granted occupancy rights to tenants or licensees with respect to such leased property under any ADES Real Estate Leases. Each leased property under an ADES Real Estate Lease is free and clear of all Encumbrances other than Permitted Encumbrances. Neither ADES nor its Subsidiaries has received written notice from its landlords or any Governmental Body that: (A) relates to violations of building, zoning, safety or fire ordinances or regulations; (B) claims any defect or deficiency with respect to any of such properties; or (C) requests the performance of any repairs, alterations or other work to such properties. Except for ADES Real Estate Leases related to mining operations of ADES or its Subsidiaries, ADES’ or its Subsidiaries’, as applicable, possession and quiet enjoyment of the leased real property under each ADES Real Estate Lease has not been disturbed. To the Knowledge of ADES, there are no material disputes with respect to any ADES Real Estate Lease. Neither ADES nor its Subsidiaries have collaterally assigned or granted any other security interest in any ADES Real Estate Lease.

4.12Intellectual Property.
(a)ADES, directly or through any of its Subsidiaries, owns, or has the legal and valid right to use, as currently being used by ADES or its Subsidiaries, all ADES IP Rights, subject to the terms of the license agreements set forth on Section 4.12(a) of the ADES Disclosure Schedule, except for any failure to own or have such rights to use as would not reasonably be expected to be material to the business of ADES or its Subsidiaries, as such businesses have been conducted.
(b)Section 4.12(b) of the ADES Disclosure Schedule sets forth an accurate, true and complete listing of (i) all ADES IP Rights that are owned by ADES or its Subsidiaries that are registered, filed or issued under the authority of, with or by any Governmental Body, including all Patents, registered Copyrights, and Trademarks (including domain names) and all applications for any of the foregoing, (ii) all ADES IP Rights that are exclusively licensed to ADES and its Subsidiaries that are registered, filed or issued under the authority of, with or by any Governmental Body, including all Patents, registered Copyrights, and Trademarks (including domain names) and (iii) all applications for any of the foregoing, and, specifying as to each such item, as applicable, the owner(s) of record (and, in the case of domain names, the registrar), jurisdiction number, date, and status of the mark, application and/or registration. Each item of ADES IP Rights that is ADES Registered IP is and at all times has been filed and maintained in compliance with all applicable Law and all filings, payments, and other actions required to be made or taken to maintain such item of ADES Registered IP in full force and effect have been made by the applicable deadline.
(c)Section 4.12(c) of the ADES Disclosure Schedule accurately identifies all material Contracts pursuant to which ADES IP Rights are licensed to ADES or any of its Subsidiaries (other than (A) any non-customized software that (1) is so licensed solely in executable or object code form pursuant to a non-exclusive, internal use software license and other Intellectual Property associated with such software and (2) is not incorporated into, or material to the development, manufacturing, or distribution of, ADES’ or any of its Subsidiaries’ products or services, (B) any Intellectual Property licensed ancillary to the purchase or use of equipment, reagents or other materials and (C) any confidential information provided under confidentiality agreements). Except as set forth on Section 4.12(c) of the ADES Disclosure Schedule, neither ADES nor its Subsidiaries has granted to any Person any license under, or any right (whether or not currently exercisable) or interest in, any ADES IP Rights that would reasonably be expected to be, individually or in the aggregate, material to the business of ADES and its Subsidiaries, taken as a whole, as currently conducted. For purposes of greater certainty, the term “license” in this Section 4.12(c) and in Section 4.12(d) includes any license, sublicense, covenant, non-assert, consent, release or waiver.
(d)Except as set forth in Section 4.12(d) of the ADES Disclosure Schedule, neither ADES nor any of its Subsidiaries is bound by, and no ADES IP Rights are subject to, any Contract containing any covenant or other provision, or any judicial, administrative or arbitral order, judgment, award, order, decree, injunction, settlement or stipulation, that in any way limits or restricts the ability of ADES or its Subsidiaries to use, exploit, assert, enforce, sell, transfer or dispose of any such ADES IP Rights anywhere in the world, in each case, in a manner that would materially limit the business of ADES or its Subsidiaries as currently conducted or planned to be conducted.
(e)Except as identified in Section 4.12(e) of the ADES Disclosure Schedule or where not having sole and unrestricted ownership would not reasonably be expected to have, individually or in the aggregate, a material impact on the business of ADES and its Subsidiaries, taken as a whole, as currently conducted, ADES or its Subsidiaries is the sole and unrestricted legal and beneficial owner of all right, title, and interest to and in ADES IP Rights (other than (i) ADES IP Rights exclusively and non-exclusively licensed to ADES or its Subsidiaries, as identified in Section 4.12(c) of the ADES Disclosure Schedule, (ii) any non-customized software that (A) is licensed to ADES or its Subsidiaries solely in executable or object code form pursuant to a non-exclusive, internal use software license and other Intellectual Property associated with such software and (B) is not incorporated into, or material to the development, manufacturing, or distribution of, ADES’ or its Subsidiaries’ products or services and (iii) any Intellectual Property licensed ancillary to the purchase or use of equipment, reagents or other materials), in each case, free and clear of any Encumbrances (other than Permitted Encumbrances). Without limiting the generality of the foregoing:
(i)Each Person who is or was an employee or contractor of ADES or its Subsidiaries and who is or was involved in the creation or development of any material ADES IP Rights has signed a valid, enforceable agreement containing an assignment of such Intellectual Property to ADES or its Subsidiaries.
(ii)ADES and its Subsidiaries have taken all commercially reasonable and appropriate steps to preserve the confidentiality of all proprietary information that ADES or its Subsidiaries holds, or purports to hold, as a material Trade Secret, except where ADES or a Subsidiary has made a reasonable business decision to no longer maintain a particular Trade Secret.
(iii)Except as set forth in Section 4.12(e)(iii) of the ADES Disclosure Schedule, neither ADES nor its Subsidiaries have sold or otherwise transferred (other than standard licenses or rights to use granted to customers, suppliers or service providers in the Ordinary Course of Business) any of the ADES IP Rights to any third party, and there exists no obligation by ADES or its Subsidiaries to assign or otherwise transfer any of the ADES IP Rights to any third party.
(iv)Those ADES IP Rights that have either been registered or for which applications have been submitted are valid, subsisting and, to the Knowledge of ADES, enforceable. The ADES IP Rights constitute all Intellectual Property necessary for ADES and its Subsidiaries to conduct their respective businesses as currently conducted.
(f)Except as set forth in Section 4.12(f) of the ADES Disclosure Schedule, to the Knowledge of ADES, the manufacture, marketing, license, sale or intended use of any product or technology currently licensed or sold or under development by ADES or its Subsidiaries, the operation of ADES’ business and ADES IP Rights, do not violate any license or agreement between ADES or its Subsidiaries and any third party, and do not infringe, dilute, misappropriate, or otherwise violate any Intellectual Property right of any third party. To the Knowledge ADES, no third party is infringing upon any ADES IP Rights or violating any license or agreement between

ADES or its Subsidiaries and such third party, except as would not reasonably be expected to have, individually or in the aggregate, an ADES Material Adverse Effect.
(g)There is no current or pending Proceeding (including, but not limited to, opposition, interference, inter partes review, or other proceeding in any patent or other government office) contesting the validity, ownership or right to use, sell, license or dispose of any ADES IP Rights or products or technologies, and, except as set forth in Section 4.12(h) of the ADES Disclosure Schedule, ADES and its Subsidiaries have not received any written notice asserting that any such ADES IP Rights, or ADES’ or its Subsidiaries’ right to use, sell, license or dispose of any such ADES IP Rights or products or technologies conflicts with or infringes or misappropriates or will conflict with or infringe or misappropriate the rights of any other Person.
(h)Except as set forth in Section 4.12(i) of the ADES Disclosure Schedule, ADES and its Subsidiaries and the conduct of the ADES Business are in compliance in all material respects with, and in the past five (5) years, have been in compliance in all material respects with all Data Security Requirements and there have not been any actual or alleged incidents of data security breaches, unauthorized access or use of any of the Business Systems, or unauthorized acquisition, destruction, damage, disclosure, loss, corruption, alteration, or use of any Business Data or other notices received relating to Data Security Requirements. The transactions contemplated by this Agreement will not result in any liabilities in connection with any Data Security Requirements.
4.13Agreements, Contracts and Commitments.
(a)Section 4.13(a) of the ADES Disclosure Schedule identifies each of the material Contracts in effect as of the date of this Agreement to which ADES or any of its Subsidiaries is a party, in one or more of the following categories (the “ADES Material Contracts”).
(i)any “material contract” (as defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC) with respect to ADES and its Subsidiaries, taken as a whole, or whether or not filed by ADES with the SEC;
(ii)each Contract that is a supplier, vendor or other Contract related to the products or services of ADES or any of its Subsidiaries, including those relating to sales, distribution, marketing, packaging or formulation of products or services, that provide for payment by ADES and its Subsidiaries in excess of $500,000 annually;
(iii)each Contract that is a lease or similar contract with any Person under which (A) ADES or any of its Subsidiaries is lessee of, or holds or uses, any machinery, equipment, vehicle or other tangible personal property owned by any Person, except for any lease of personal property under which the aggregate annual rental payments do not exceed $500,000, or (B) ADES or any of its Subsidiaries is a lessor or sublessor of any tangible personal property owned or leased by ADES or any of its Subsidiaries;
(iv)each Contract that is an employment or consulting contract (in each case with respect to which ADES or any of its Subsidiaries has continuing obligations as of the date hereof, including change in control benefits or severance benefits) with any current or former (A) officer of ADES or any of its Subsidiaries, (B) member of the board of directors (or similar governing body) of ADES or any of its Subsidiaries or (C) employee of ADES or any of its Subsidiaries providing for an annual base salary in excess of $250,000;
(v)each Contract with any labor union or association representing any employee of ADES or any of its Subsidiaries;
(vi)each Contract for the sale of any of the assets of any of ADES or any of its Subsidiaries (other than in the Ordinary Course of Business) or for the grant to any Person of any preferential right to purchase any such assets;
(vii)each Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business;
(viii)each Contract containing (A) any covenant limiting the freedom of ADES or any of its Subsidiaries to engage in any line of business or compete with any Person, (B) any most-favored pricing arrangement granted by ADES or its Subsidiaries to a third party, or (C) any exclusivity obligations of ADES or any of its Subsidiaries;
(ix)each Contract for the disposition or acquisition of any (A) assets that would reasonably be expected to result in the receipt or making by ADES or any of its Subsidiaries of future payments in excess of $500,000, or (B) ownership interest in any Entity;
(x)each Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements, guarantees or other agreements or instruments relating to the borrowing of money or extension of credit or creating any material Encumbrances with respect to any assets of ADES or any of its Subsidiaries in excess of $100,000 or any loans or debt obligations with officers or directors of ADES or any of its Subsidiaries;
(xi)each Contract relating to any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which ADES or any of its Subsidiaries has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which ADES or any of its Subsidiaries has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by ADES;
(xii)(A) each Contract to license any third party to manufacture or produce any product, service or technology of ADES or any of its Subsidiaries or (B) any Contract to sell, distribute or commercialize any products or service of ADES or any of its Subsidiaries in excess of $500,000 annually;
(xiii)each Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to ADES or any of its Subsidiaries in connection with the Contemplated Transactions;
(xiv)each Contract with any Governmental Body that is material to the operation of the business of ADES and its Subsidiaries, taken as a whole, as currently conducted;
(xv)each ADES IP Rights Agreement required to be listed on Section 4.12(c) or Section 4.12(d) of the ADES Disclosure Schedule;

(xvi)each Contract containing any royalty, dividend or similar arrangement based on the revenues or profits of ADES or any of its Subsidiaries; or
(xvii)any other Contract that is not terminable at will (with no penalty or payment) by ADES or any of its Subsidiaries, as applicable, and which involves payment or receipt by ADES or any of its Subsidiaries after the date of this Agreement under any such agreement, contract or commitment of more than $500,000 in the aggregate, or obligations after the date of this Agreement in excess of $500,000 in the aggregate.
(b)ADES has delivered or made available to Arq accurate and complete copies of all ADES Material Contracts or, in the case of oral Material Contracts, an accurate summary of the material terms thereof, including all amendments thereto. Except as set forth in Section 4.13(b) of the ADES Disclosure Schedule, there are no ADES Material Contracts that are not in written form. ADES has not nor, to ADES’s Knowledge, as of the date of this Agreement, has any other party to a ADES Material Contract, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of any ADES Material Contract in such manner as would permit any other party to cancel or terminate any such ADES Material Contract, or would permit any other party to seek damages that would reasonably be expected to be material to ADES or its Subsidiaries or their respective businesses. As to ADES, as of the date of this Agreement, each ADES Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions.
4.14Compliance; Permits; Restrictions.
(a)Except as set forth in Section 4.14(a) of the ADES Disclosure Schedule, ADES and each of its Subsidiaries is and since its formation has been in compliance in all material respects with all Laws applicable to it, its Subsidiaries or their respective business, property or assets except where non-compliance would not, individually or in aggregate, reasonably be expected to have an ADES Material Adverse Effect.
(b)Section 4.14(b)of the ADES Disclosure Schedule lists all Registrations held by ADES and its Subsidiaries that would reasonably be expected to be, individually or in the aggregate, material to ADES and its Subsidiaries, taken as a whole. Except with respect to Environmental Laws (which are the subject of Section 4.20), ADES and its Subsidiaries have all Registrations required under applicable Law to conduct their respective businesses, except for any Registrations the absence of which would not, individually or in the aggregate, reasonably be expected to have an ADES Material Adverse Effect. Each of the Registrations of ADES and its Subsidiaries is valid and subsisting and is in full force and effect, except as would not, individually or in the aggregate, reasonably be expected to have an ADES Material Adverse Effect. To ADES’ Knowledge, no Governmental Body has threatened suspending or revoking any such Registrations or changing the marketing classification or labeling of ADES’ or its Subsidiaries’ products, except as would not, individually or in the aggregate, reasonably be expected to have an ADES Material Adverse Effect.
(c)ADES and its Subsidiaries are each in compliance in all material respects with any and all Privacy Laws applicable to its business and have not received any written notice of any claims or been charged with the violation of any such Privacy Laws, except as would not, individually or in the aggregate, reasonably be expected to have an ADES Material Adverse Effect.
4.15Customers and Suppliers.
(a)Section 4.15 of the ADES Disclosure Schedule sets forth a list of the Material Customers and the Material Suppliers of the business of ADES and its Subsidiaries, as measured by the dollar amount of purchases therefrom or thereby, during the fiscal year ended December 31, 2021 and the period between January 1, 2021 and March 31, 2022, showing the approximate sales by ADES and its Subsidiaries to each such customer and the approximate total purchases by ADES and its Subsidiaries from each such supplier, during such period. For purposes of this Agreement, “customers” shall include distributors of ADES and its Subsidiaries, and any other Person that purchases materials, products or services directly from ADES and its Subsidiaries.
(b)Since December 31, 2018, no Material Customer or Material Supplier has terminated its relationship with ADES or any of its Subsidiaries or materially reduced or changed the pricing or other terms of its business with ADES or its Subsidiaries, no Material Customer or Material Supplier has notified ADES or its Subsidiaries that the Material Customer or Material Supplier intends to terminate or materially reduce or change the pricing or other terms of its business in a manner adverse to ADES or its Subsidiaries.
4.16Product Warranty; Product Liability.
(a)Each product developed, manufactured, tested, distributed or marketed by or on behalf of ADES or its Subsidiaries has been in conformity, in all material respects, with all product specifications and all express and implied warranties except as would not reasonably be expected to have, individually or in the aggregate, a material adverse impact on ADES and its Subsidiaries, taken as a whole. To the Knowledge of ADES, neither ADES nor its Subsidiaries has material liability for replacement or repair of any such products or other damages in connection therewith or any other material customer or product obligations not reserved against ADES Balance Sheet.
(b)To the Knowledge of ADES, except as set forth on Section 4.16(b) of the ADES Disclosure Schedule, neither ADES nor its Subsidiaries have received any claim arising out of any injury to individuals or property as a result of the ownership, possession, or use of any product designed, manufactured, assembled, repaired, maintained, delivered, sold or installed, or services rendered, by or on behalf of ADES which has resulted in a cash settlement.

4.17Proceedings; Orders.
(a)Except as set forth on Section 4.17(a) of the ADES Disclosure Schedule, or as would not, individually or in the aggregate, reasonably be expected to have an ADES Material Adverse Effect, as of the date of this Agreement, there is no pending Proceeding and, to the Knowledge of ADES, no Person has threatened in writing to commence any Proceeding that: (i) involves (A) ADES or any of its Subsidiaries, (B) any ADES Associate (in his or her capacity as such) or (C) any of the material assets owned or used by ADES or its Subsidiaries; (ii) challenged or questioned the legal right of ADES or its Subsidiaries to conduct its operations as presently conducted, or (iii) that challenges, or may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.
(b)Except as set forth on Section 4.17(b) of the ADES Disclosure Schedule, there is no outstanding order of any Governmental Body to which ADES or its Subsidiaries, or any of the assets owned or used by ADES or its Subsidiaries, is subject that would reasonably be expected to be, individually or in the aggregate, material to ADES and its Subsidiaries, taken as a whole. To the Knowledge of ADES, no officer or other Key Employee of ADES or its Subsidiaries is subject to any order of any Governmental Body that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to the ADES Business or to any material assets owned or used by ADES or its Subsidiaries.
4.18Tax Matters.
(a)ADES and each of its Subsidiaries has timely filed with the appropriate Governmental Body all material Tax Returns that were required to be filed by or with respect to it under applicable Law. All such Tax Returns are correct and complete in all material respects and have been prepared in compliance with all applicable Law. No material claim has ever been made by any Governmental Body in any jurisdiction where ADES or a Subsidiary does not file Tax Returns or pay Taxes that ADES or its Subsidiaries is subject to taxation by that jurisdiction.
(b)All material amounts of Taxes due and payable by or on behalf of ADES or its Subsidiaries on or before the date hereof (whether or not shown on any Tax Return) have been fully and timely paid.
(c)Since the date of the ADES Most Recent Balance Sheet, neither ADES nor any of its Subsidiaries has incurred any Liability for Taxes outside the Ordinary Course of Business. The unpaid Taxes of ADES and its Subsidiaries (i) did not, as of the date of the ADES Most Recent Balance Sheet, materially exceed the reserve for Tax Liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the ADES Most Recent Balance Sheet (rather than in any notes thereto) and (ii) do not materially exceed that reserve as adjusted through the passage of time through the Closing Date in accordance with the past custom and practice of the ADES or its Subsidiaries, as applicable.
(d)ADES and its Subsidiaries have timely and properly withheld and remitted (i) all material Taxes required to have been withheld in connection with amounts paid or owing to any lender, stockholder, employee, agent, creditor, nonresident, independent contractor or other third party and (ii) all material sales, use, ad valorem and value added Taxes, in each case, to the proper Governmental Body or other Person and in accordance with applicable Law.
(e)There are no Encumbrances for Taxes (other than Encumbrances described in clause (a) of the definition of Permitted Encumbrances) upon any of the assets of ADES and its Subsidiaries.
(f)No deficiencies for material Taxes with respect to ADES or its Subsidiaries have been claimed, proposed or assessed by any Governmental Body in writing that have not been fully and finally satisfied by payment, settlement or withdrawal.
(g)There are no pending or ongoing, audits, assessments or other actions for or relating to any liability in respect of any material Taxes of ADES or its Subsidiaries, and no written notice thereof has been received, and to the Knowledge of ADES, none are otherwise threatened by a Governmental Body.
(h)Except as set forth on Section 4.18(h) of the ADES Disclosure Schedule, Neither ADES nor its Subsidiaries (or any of their predecessors) has waived or extended any statute of limitations in respect of any assessment or collection of any material Taxes or agreed to any extension of time for the assessment or collection of any material Tax.
(i)ADES has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.
(j)Neither ADES nor any of its Subsidiaries is a party to any Tax Sharing Agreement.
(k)Neither ADES nor its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for Tax purposes requested or initiated on or prior to the Closing Date; (ii) use of an improper method of accounting for a Tax period ending on or prior to the Closing Date; (iii) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) executed on or prior to the Closing Date; (iv) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign Law); (v) installment sale or open transaction disposition made on or prior to the Closing Date; (vi) prepaid amount received or deferred revenue accrued on or prior to the Closing Date; (vii) election under Section 965 of the Code or (viii) application of Section 951 or 951A of the Code with respect to income earned or recognized or payments received prior to the Closing.
(l)Neither ADES nor any of its Subsidiaries is, or has ever been a member of a consolidated, combined or unitary Tax group (other than such a group the common parent of which is ADES).
(m)Neither ADES nor any of its Subsidiaries has any material amount of Liability for any Taxes of any Person (other than ADES and its Subsidiaries) under

Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign Law), as a transferee or successor or otherwise.
(n)Neither ADES nor any of its Subsidiaries has, in the past two (2) years distributed stock of another Person, or has had its stock distributed by another Person, in a transaction (or series of transactions) that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code (or any similar provisions of state, local or foreign Law).
(o)Neither ADES nor its Subsidiaries (i) is a “controlled foreign corporation” as defined in Section 957 of the Code (ii) is a “passive foreign investment company” within the meaning of Section 1297 of the Code, (iii) is a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code, (iv) is, or ever has been, resident in or subject to Tax in any country other than the country in which it is organized or (v) has, or has ever had a permanent establishment (within the meaning of an applicable Tax treaty) or other taxable presence or other office or fixed place of business in a jurisdiction outside of the country in which it is organized or the United States, including any resulting from the activities of any third party agent of ADES or any of its Subsidiaries, including distributors.
(p)Neither ADES nor any of its Subsidiaries has participated in or been a party to a transaction that, as of the date of this Agreement, constitutes a “listed transaction” that is required to be reported to the IRS pursuant to Section 6011 of the Code and applicable Treasury Regulations thereunder.
(q)Section 4.18(q) of the ADES Disclosure Schedule sets forth the entity classification of ADES and each of its Subsidiaries for U.S. federal income tax purposes. Neither ADES nor any of its Subsidiaries has made an election or taken any other action to change its federal and state income tax classification from such classification.
(r)Neither ADES nor any of its Subsidiaries has taken or agreed to take any action, or is aware of the existence of any fact or circumstance, that could reasonably be expected to impede or prevent the Intended Tax Treatment.
For purposes of this Section 4.18, each reference to the ADES or its Subsidiaries shall be deemed to include any Person that was liquidated into, merged with, or is otherwise a predecessor to, ADES or its Subsidiaries.
4.19Employee and Labor Matters; Benefit Plans.
(a)Section 4.19(a) of the ADES Disclosure Schedule is a list of all material ADES Benefit Plans. For purposes hereof, “ADES Benefit Plan” means each (i) material “employee benefit plan” as defined in Section 3(3) of ERISA, whether or not subject to ERISA, and (ii) other material pension, retirement, deferred compensation, incentive compensation, excess benefit, profit sharing, bonus, incentive, equity or equity-based, phantom equity, employment, consulting, severance, change-of-control, retention, health, life, medical or dependent care expense reimbursement, retiree medical or life insurance, disability, group insurance, paid-time off, holiday, welfare, or fringe benefit plan, program, contract, agreement, or arrangement (whether written or unwritten, qualified or nonqualified, funded or unfunded and including any that have been frozen or terminated), in any case, maintained, contributed to, or required to be contributed to, by ADES or any ERISA Affiliate for the benefit of any current or former employee, director, officer or independent contractor of ADES or under which ADES has material Liability (including, without limitation, as to the result of it being treated as a single employer under Code Section 414 with any other person). ADES has not agreed or committed to institute any other plan, program, arrangement or agreement that would be an ADES Benefit Plan if in effect as of the date of this Agreement, or to make any amendments to any of the ADES Benefit Plans (except as required by applicable Law).
(b)As applicable with respect to each ADES Benefit Plan, ADES has made available to Arq, true and complete copies of (i) each ADES Benefit Plan, including all amendments thereto, and in the case of an unwritten ADES Benefit Plan, a written description thereof, (ii) all current trust documents, investment management contracts, custodial agreements, administrative services agreements and insurance and annuity contracts relating thereto, (iii) the current summary plan description and each summary of material modifications thereto, (iv) the annual reports filed with any Governmental Body (e.g., Form 5500 and all schedules thereto) for each of the three years preceding the date of this Agreement, (v) the most recent IRS determination, opinion or advisory letter, (vi) the most recent summary annual reports, nondiscrimination testing reports, actuarial reports, financial statements and trustee reports and (vii) all material written communications within the last three (3) years between ADES and the IRS or Department of Labor or other Governmental Body with respect to any ADES Benefit Plan.
(c)Each ADES Benefit Plan has been established, maintained, operated and administered in all material respects in compliance with its terms and any related documents or agreements and the applicable provisions of ERISA, the Code and all other Laws. All ADES Benefit Plans that constitute, or contain features that constitute, “deferred compensation” within the meaning of Section 409A of the Code have been operated at all times in compliance with such Code section in all material respects.
(d)Each ADES Benefit Plan intended to meet the qualification requirements of Section 401(a) of the Code has received a determination letter or is the subject of a favorable opinion letter from the IRS which may be currently relied on to the effect that such plan is qualified under Section 401(a) of the Code and the related trusts are exempt from federal income Taxes under Section 501(a) of the Code, respectively, and to the Knowledge of ADES nothing has occurred that would reasonably be expected to adversely affect the qualification of such ADES Benefit Plan or the tax exempt status of the related trust.
(e)Neither ADES or any ERISA Affiliate maintains, contributes to, is required to contribute to or at any time in the past six (6) years has maintained, contributed to, or been required to contribute to, or has any Liability with respect to, (i) any “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA) that is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) any “multiemployer plan” (within the meaning of Section 3(37) of ERISA), (iii) any “multiple employer plan” (within the meaning of Section 413 of the Code) or (iv) any

“multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA).
(f)Except as would not have an ADES Material Adverse Effect, there are no pending audits or investigations by any Governmental Body involving any ADES Benefit Plan, and no pending or, to the Knowledge of ADES, threatened in writing claims (except for individual claims for benefits payable in the normal operation of the ADES Benefit Plans), suits or proceedings involving any ADES Benefit Plan, any fiduciary thereof or service provider thereto.
(g)Other than pursuant to severance agreements made available to Arq, no ADES Benefit Plan provides death, medical, dental, vision, life insurance or other welfare benefits beyond termination of service or retirement other than coverage mandated by Law (at the sole cost of the applicable employee), ADES has not made a written or oral representation promising the same and neither ADES nor any ERISA Affiliate has any material Liability for failure to comply with the benefit continuation rights under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.
(h)Except as disclosed on Section 4.19(h) of the ADES Disclosure Schedule, neither the execution of, nor the performance of the transactions contemplated by, this Agreement will either alone or in connection with any other event(s) (i) result in any material payment becoming due to any current or former employee, director, officer, or independent contractor of ADES, (ii) materially increase any amount of compensation or benefits otherwise payable under any ADES Benefit Plan, (iii) result in the acceleration of the time of payment, funding or vesting of any material benefits under any ADES Benefit Plan (except as may be required by applicable Law), (iv) require any contribution or payment to fund any obligation under any ADES Benefit Plan or (v) limit the right to merge, amend or terminate any ADES Benefit Plan.
(i)Except as disclosed on Section 4.19(i) of the ADES Disclosure Schedule, neither the execution of, nor the consummation of the transactions contemplated by this Agreement (either alone or when combined with the occurrence of any other event, including a termination of employment) could result in the receipt or retention by any person who is a “disqualified individual” (within the meaning of Code Section 280G(c) and the Treasury Regulations thereunder) with respect to ADES of any payment or benefit that is or could be characterized as a “parachute payment” (within the meaning of Code Section 280G(b)(2) and the Treasury Regulations thereunder).
(j)Except as disclosed in Section 4.19(j) of the ADES Disclosure Schedule, ADES has not agreed or committed to any “gross up” or similar agreements or arrangements of reimbursement for any Taxes imposed under Code Section 409A or Code Section 4999 with any current or former employee, officer, director or independent contractor of ADES.
(k)ADES is not a party to, bound by, or has a duty to bargain under, any collective bargaining agreement or other Contract with a labor union, labor organization, or similar Person representing any of its employees, and there is no labor union, labor organization, or similar Person representing or, to the Knowledge of ADES, purporting to represent or seeking to represent any employees of ADES, including through the filing of a petition for representation election.

(l)Since December 31, 2018, except as would not have, individually or in the aggregate, an ADES Material Adverse Effect, ADES has been in compliance with all applicable Laws respecting labor, employment, employment practices, and terms and conditions of employment, including worker classification, tax withholding, prohibited discrimination and retaliation, equal employment opportunities, harassment, fair employment practices, meal and rest periods, immigration, employee safety and health, wages (including overtime wages), unemployment and workers’ compensation, leaves of absence, and hours of work. Except as could not reasonably be expected to have, individually or in the aggregate, an ADES Material Adverse Effect, there are no actions, suits, claims, charges, lawsuits, investigations, audits or administrative matters pending or, to the Knowledge of ADES, threatened in writing or reasonably anticipated against ADES relating to any employee, applicant for employment, consultant, employment agreement or ADES Benefit Plan.
(m)There is not and has not been in the past three (3) years, nor is there or has there been in the past three (3) years any threat of, any material strike, slowdown, work stoppage, lockout, union election petition, demand for recognition, or any similar activity or dispute, or, to the Knowledge of ADES, any union organizing activity, against ADES.
(n)There is no Proceeding, claim, unfair labor practice charge or complaint, labor dispute or grievance pending or, to the Knowledge of ADES, threatened in writing against ADES relating to labor, employment, employment practices, or terms and conditions of employment.
4.20Environmental Matters. Except as would not, individually or in the aggregate, reasonably be expected to have an ADES Material Adverse Effect and except as set forth in the environmental assessments described on Section 4.20 of the ADES Disclosure Schedule: (i) ADES and its Subsidiaries are, and since December 31, 2016 have been in compliance with all applicable Environmental Laws, which compliance includes the possession by ADES or its Subsidiaries of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof; (ii) since December 31, 2016, ADES has not received any written notice which is pending and unresolved, whether from a Governmental Body or other Person, that alleges that ADES or its Subsidiaries is not in compliance with or has liability pursuant to any Environmental Law and, to the Knowledge of ADES, there are no circumstances that would reasonably be expected to prevent or interfere with ADES’ compliance in any material respects with any Environmental Law; (iii) no current or (during the time a prior property was leased or controlled by ADES or its Subsidiaries) prior property leased or controlled by ADES or its Subsidiaries has had a release of or exposure to Hazardous Materials in material violation of Environmental Law. Prior to the date hereof, ADES has provided or otherwise made available to Arq true and correct copies of all material environmental reports, assessments, studies and audits in the possession or reasonable control of ADES with respect to any property leased or controlled by ADES or any business operated by it. The parties agree and acknowledge that this Section 4.20 shall be ADES’ sole and exclusive representations and warranties regarding environmental matters, Environmental Laws and Hazardous Materials.
4.21Transactions with Affiliates. Except as set forth on Section 4.21 of the ADES Disclosure Schedule, there have been no transactions since January 1, 2020 between, on one hand, ADES or any of its Subsidiaries and, on the other hand, any (a) executive officer or director of ADES or any of its Subsidiaries or any of such executive officer’s or director’s immediate family members, (b) owner of more than five percent (5%) of the voting power of the outstanding capital stock of ADES or (c) to the Knowledge of ADES, any “related person” (within the meaning of Item 404 of Regulation S-K under the Securities Act) of any such officer, director or owner (other than ADES) in each of the case of (a), (b) or (c) that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.
4.22No Financial Advisors. Except as set forth on Section 4.22 of the ADES Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of ADES or its Subsidiaries.
4.23Opinion of Financial Advisor. The ADES Board has received an opinion of Ducera Securities LLC to the effect that, as of the date of such opinion and based on and subject to the assumptions, qualifications, limitations and other matters set forth therein, the ADES Stock Consideration is fair, from a financial point of view, to the holders of ADES Common Stock (other than ADES Common Stock held by Arq or its affiliates) and, as of the date of this Agreement, such opinion has not been withdrawn, revoked or modified. Arq acknowledges and agrees that such opinion may not be relied upon by Arq or any director, officer or employee thereof and that such opinion may not be distributed by Arq to any third party without the prior consent of Ducera Securities LLC.
4.24Insurance. ADES has made available to Arq accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of ADES and its Subsidiaries. Each material insurance policy of ADES and its Subsidiaries is in full force and effect and ADES and each of its Subsidiaries is in compliance in all material respects with the terms thereof. Neither ADES nor any of its Subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification of, any of such insurance policies.
4.25Anti-Bribery. Since December 31, 2018, none of ADES or any of its Subsidiaries or any of their respective directors, officers, employees or agents or any other Person acting on their behalf has directly or indirectly made any bribes, rebates, payoffs, influence payments, kickbacks, illegal payments, illegal political contributions, or other payments, in the form of cash, gifts, or otherwise, or taken any other action, in violation of the Anti-Bribery Laws, each only to the extent they apply to ADES or any of its Subsidiaries. To ADES’ Knowledge, neither ADES nor any of its Subsidiaries is or has been, since December 31, 2018, the subject of any investigation or inquiry by any Governmental Body with respect to potential violations of Anti-Bribery Laws.
4.26Valid Issuance. Subject to the receipt of the ADES Stockholder Approval, the Arq Transaction Consideration to be issued to the Arq Shareholders will, when issued in accordance with the provisions of this Agreement, be validly issued, fully paid, nonassessable and free of any preemptive rights.

4.27SEC Documents.
(a)Since January 1, 2020 and through the date of this Agreement, ADES has filed all forms, reports and documents with the SEC that have been required to be filed by it pursuant to applicable Laws prior to the date of this Agreement (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “ADES SEC Documents”). As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), (i) each of the ADES SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be) and (ii) to the extent such ADES SEC Document was filed pursuant to the Exchange Act, each ADES SEC Document did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. To the Knowledge of ADES, as of the date hereof, none of the ADES SEC Documents is the subject of ongoing SEC review or outstanding SEC investigation and there are no outstanding or unresolved comments received from the SEC with respect to any of the ADES SEC Documents. No Subsidiary of ADES is required to file any forms, reports or documents with the SEC. As used in this Section 4.27 the term “file” and variations thereof shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.
(b)ADES is in compliance in all material respects with all of the applicable listing and corporate governance rules of Nasdaq.
(c)None of the information supplied or to be supplied by ADES for inclusion or incorporation by reference in the Form S-4 or Proxy Statement/Prospectus will, at the time of the mailing of the Proxy Statement/Prospectus, including any amendments or supplements thereto, and at the time of the ADES Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, ADES make no representation or warranty with respect to any information supplied by Arq or any of its Representatives for inclusion or incorporation by reference in the Form S-4 or Proxy Statement/Prospectus.
4.28Disclaimer of Other Representations or Warranties. Except as previously set forth in this Section 4 or in any certificate delivered by ADES to Arq pursuant to this Agreement, Arq hereby acknowledges that neither ADES nor any other Person makes any representation or warranty, express or implied, at law or in equity, with respect to ADES, any of its Subsidiaries, or any of their respective assets, liabilities or operations, and any such other representations or warranties are hereby expressly disclaimed by Arq.
SECTION 5
CERTAIN COVENANTS OF THE PARTIES
5.1Operation of ADES’ Business.
(a)Except as set forth on Section 5.1(a) of the ADES Disclosure Schedule, as expressly required by this Agreement, as required by applicable Law or any

COVID-19 Measures, or unless Arq shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the period commencing on the date of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Section 9 and the Scheme of Arrangement Effective Time (the “Pre-Closing Period”), ADES shall, and shall cause each of its Subsidiaries to, conduct its business and operations in the Ordinary Course of Business and in compliance with all applicable Laws and the requirements of all Contracts that constitute ADES Material Contracts.
(b)Except (i) as expressly required by this Agreement, (ii) as set forth in Section 5.1(b) of the ADES Disclosure Schedule, (iii) as required by applicable Law or (iv) with the prior written consent of Arq (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, ADES shall not:
(i)declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (except in connection with the payment of the exercise price and/or withholding Taxes incurred upon the exercise, settlement or vesting of any award granted under the ADES Stock Plan or otherwise required by any ADES Stock Plan);
(ii)sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing with respect to: (A) any capital stock or other security of ADES, (B) any option, warrant or right to acquire any capital stock or any other security; or (C) any instrument convertible into or exchangeable for any capital stock or other security of ADES, in each case other than pursuant to the vesting or settlement of ADES equity awards outstanding as of the date of this Agreement;
(iii)except as required to give effect to anything in contemplation of the Closing, amend any of its Organizational Documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Contemplated Transactions;
(iv)form any Subsidiary or acquire any equity interest or other interest in any other Entity or enter into a joint venture with any other Entity;
(v)(A) lend money to any Person, (B) incur or guarantee any indebtedness for borrowed money, (C) incur or guarantee any debt securities of others, or (D) make any capital expenditure or commitment in excess of $250,000 except for those specifically and to the extent set forth in the capital expenditure budget as set forth in Section 5.1(b)(v) of the ADES Disclosure Schedule, and in the case clauses (B) and (C), other than (1) guarantees by ADES of indebtedness of its wholly owned Subsidiaries or guarantees by its wholly owned Subsidiaries of indebtedness of ADES or any other wholly owned Subsidiary of ADES in the Ordinary Course of Business consistent with past practice and (2) capital lease obligations incurred in the Ordinary Course of Business;
(vi)other than as required by applicable Law or the terms of any ADES Benefit Plan as in effect on the date of this Agreement (including any retention arrangement entered into prior to the date of this Agreement and disclosed in Section 4.19(a) of the ADES Disclosure Schedule): (A) adopt, terminate, establish or enter into any material ADES Benefit Plan other than in the Ordinary Course of Business; (B) cause or permit any ADES Benefit Plan to be amended in any material respect other than in the Ordinary Course of Business; (C) pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, benefits or other compensation or remuneration payable to, any of its directors, officers or employees, other than increases in base salary and annual cash bonus opportunities and payments made in the Ordinary Course of Business consistent with past practice; (D) increase the severance or change of control benefits offered to any Key Employee, director or consultant, or (E) hire, terminate without cause or give notice of termination without cause to any (x) officer or (y) employee whose annual base salary is or is expected to be more than $200,000 per year;
(vii)recognize any labor union, labor organization, or similar Person;
(viii)acquire (by merger, consolidation, acquisition of stock or assets or otherwise) or authorize or announce an intention to so acquire, directly or indirectly, any Person, any material equity interest in such Person or all or a material portion of the assets of such Person, if the aggregate amount of consideration paid or transferred by ADES and its Subsidiaries would exceed $5,000,000;
(ix)sell, lease or otherwise irrevocably dispose of any of its material assets or properties, or grant any Encumbrance (other than Permitted Encumbrances) with respect to such assets or properties, except (A) in the Ordinary Course of Business, (B) pursuant to Material Contracts existing as of the date of this Agreement, or (C) sales of ADES products and services, inventory, or used equipment in the Ordinary Course of Business consistent with past practice;
(x)sell, assign, transfer, license, sublicense or otherwise dispose of any material ADES IP Rights (other than pursuant to non-exclusive licenses in the Ordinary Course of Business);
(xi)change or revoke any material Tax election, file any amendment making any material change to any Tax Return, settle or compromise any material Tax liability, enter into any Tax Sharing Agreement, request or consent to any extension or waiver of any limitation period with respect to any claim or assessment for any material amount of Taxes (other than in connection with any extension of time to file any Tax Return), or change any material accounting method in respect of Taxes (except as required by GAAP or applicable Law);
(xii)enter into, materially amend or terminate any ADES Material Contract other than in the Ordinary Course of Business;
(xiii)make any expenditures, incur any Liabilities or discharge or satisfy any Liabilities, in each case, in amounts that exceed $250,000 other than in the Ordinary Course of Business;
(xiv)other than as required by Law or GAAP, take any action to change accounting policies or procedures; or
(xv)agree, resolve or commit to do any of the foregoing.

(xvi)Nothing contained in this Agreement shall give Arq, directly or indirectly, the right to control or direct the operations of ADES prior to the Scheme of Arrangement Effective Time. Prior to the Scheme of Arrangement Effective Time, ADES shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.
5.2Operation of Arq’s Business.
(a)Except as set forth on Section 5.2(a) of the Arq Disclosure Schedule, as expressly permitted by this Agreement, as required by applicable Law, as a result of COVID-19 Measures, or unless ADES shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the Pre-Closing Period: Arq shall conduct its business and operations in the Ordinary Course of Business and in compliance with all applicable Laws and the requirements of all Contracts that constitute Arq Material Contracts.
(b)Except (i) as expressly permitted by this Agreement, (ii) as set forth in Section 5.2(b) of the Arq Disclosure Schedule, (iii) as required by applicable Law or (iv) with the prior written consent of ADES (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, Arq shall not:
(i)declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (except in connection with the payment of the exercise price and/or withholding Taxes incurred upon the exercise, settlement or vesting of any award granted to any employee, director or consultant of Arq);
(ii)sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing with respect to: (A) any capital stock or other security of Arq, (B) any option, warrant or right to acquire any capital stock or any other security; or (C) any instrument convertible into or exchangeable for any capital stock or other security of Arq, in each case other than pursuant to the vesting or settlement prior to the Scheme of Arrangement Effective Time of Arq equity awards outstanding as of the date of this Agreement;
(iii)except as required to give effect to anything in contemplation of the Closing, amend any of its Organizational Documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Contemplated Transactions;
(iv)form any Subsidiary or acquire any equity interest or other interest in any other Entity or enter into a joint venture with any other Entity;
(v)(A) lend money to any Person, (B) incur or guarantee any indebtedness for borrowed money, (C) guarantee any debt securities of others, or (D) make any capital expenditure or commitment other than in the Ordinary Course of Business in excess of $250,000 individually, or in the aggregate;
(vi)other than as required by applicable Law or the terms of any Arq Benefit Plan: (A) adopt, terminate, establish or enter into any Arq Benefit Plan; (B)

cause or permit any material Arq Benefit Plan to be amended in any respect other than in the Ordinary Course of Business; (C) pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, benefits or other compensation or remuneration payable to, any of its directors, officers or employees, other than increases in base salary and annual cash bonus opportunities made in the Ordinary Course of Business consistent with past practice; (D) increase the severance or change of control benefits offered to any Key Employee, director or consultant or (E) hire, terminate without cause or give notice of termination to any (x) officer or (y) employee whose annual base salary is or is expected to be more than $200,000 per year;
(vii)recognize any labor union, labor organization, or similar Person;
(viii)acquire (by merger, consolidation, acquisition of stock or assets or otherwise) or authorize or announce an intention to so acquire, directly or indirectly, any Person, any material equity interest in such Person or all or a material portion of the assets of such Person, if the aggregate amount of consideration paid or transferred by Arq and its Subsidiaries would exceed $5,000,000;
(ix)sell, lease or otherwise irrevocably dispose of any of its material assets or properties, or grant any Encumbrance (other than Permitted Encumbrances) with respect to such assets or properties, except (A) in the Ordinary Course of Business, (B) pursuant to Material Contracts existing as of the date of this Agreement, or (C) sales of Arq products and services, inventory, or used equipment in the Ordinary Course of Business consistent with past practice;
(x)sell, assign, transfer, license, sublicense or otherwise dispose of any material Company IP Rights (other than pursuant to non-exclusive licenses in the Ordinary Course of Business);
(xi)change or revoke any material Tax election, file any amendment making any material change to any Tax Return, settle or compromise any material Tax liability, enter into any Tax Sharing Agreement, request or consent to any extension or waiver of any limitation period with respect to any claim or assessment for any material amount of Taxes (other than in connection with any extension of time to file any Tax Return), or change any material accounting method in respect of Taxes (except as required by GAAP or applicable Law);
(xii)(A) terminate any Arq Material Contract or (B) enter into or materially amend any Arq Material Contract if such proposed Arq Material Contract or amendment to an Arq Material Contract (x) is not in the Ordinary Course of Business or (y) is in the Ordinary Course of Business but payments thereunder are expected to exceed $250,000, individually or in the aggregate;
(xiii)make any expenditures, incur any Liabilities or discharge or satisfy any Liabilities, in each case, in amounts that exceed $250,000, individually or in the aggregate;
(xiv)other than as required by Law or GAAP, take any action to change accounting policies or procedures; or
(xv)agree, resolve or commit to do any of the foregoing.

(c)Nothing contained in this Agreement shall give ADES, directly or indirectly, the right to control or direct the operations of Arq prior to the Scheme of Arrangement Effective Time. Prior to the Scheme of Arrangement Effective Time, Arq shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.
5.3Access and Investigation. Subject to the terms of the Confidentiality Agreement, which the Parties agree will continue in full force following the date of this Agreement, during the Pre-Closing Period, upon reasonable notice, ADES and Arq shall and shall use commercially reasonable efforts to cause such Party’s Representatives to: (a) provide the other Party and such other Party’s Representatives with reasonable access during normal business hours to such Party’s Representatives, personnel, property and assets and to all existing books, records, Tax Returns and other documents and information relating to such Party and its Subsidiaries, and with such additional financial, operating and other data and information regarding such Party and its Subsidiaries as the other Party may reasonably request; (b) permit the other Party’s officers and other employees to meet, upon reasonable notice and during normal business hours, with the chief financial officer and other officers of such Party responsible for such Party’s financial statements and the internal controls of such Party to discuss such matters as the other Party may deem necessary or appropriate and; (c) make available to the other Party copies of unaudited financial statements, material operating and financial reports prepared for senior management or the board of directors of such Party, and any material notice, report or other document filed with or sent to or received from any Governmental Body in connection with the Contemplated Transactions. Any access or investigation conducted by either ADES or Arq pursuant to this Section 5.3 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the other Party.
Notwithstanding the foregoing, any Party may restrict the foregoing access to the extent that any Law applicable to such Party requires such Party to restrict or prohibit access to any such properties or information or as may be necessary to preserve the attorney-client privilege under any circumstances in which such privilege may be jeopardized by such disclosure or access.
5.4ADES Non-Solicitation.
(a)Except as set forth in this Section 5.4, ADES agrees that, during the Pre-Closing Period, ADES shall not, and shall cause its Subsidiaries not to, and shall instruct its and their respective Representatives not to, directly or indirectly: (i) solicit, initiate or knowingly encourage (including by providing information), induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that would reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; (ii) furnish any non-public information regarding ADES to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; (iii) engage or participate in any negotiations or discussions (other than to state that they are not permitted to have discussions) concerning, or provide or cause to be provided any non-public information or data relating to ADES or any of its Subsidiaries in connection with, an Acquisition Proposal or Acquisition Inquiry, (iv) execute or enter into any letter of intent or any contract contemplating or otherwise relating to any Acquisition Proposal or Acquisition Transaction; or (v) publicly propose to do any of the foregoing. ADES agrees that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal; provided, that nothing in this Agreement shall restrict ADES from permitting a Person to request the waiver of a “standstill” or similar obligation or from granting such a waiver.
(b)Notwithstanding anything to the contrary in Section 5.4(a), at any time prior to obtaining approval of the ADES Stockholder Matters by ADES’ stockholders, ADES may, (A) in response to an unsolicited, bona fide, written Acquisition Proposal that did not result from a breach of Section 5.4(a) and that the ADES Board, after consultation with its outside legal counsel and financial advisors, determines in good faith constitutes, or would reasonably be expected to lead to a Superior Proposal, and (B) if the ADES Board concludes in good faith, after consultation with its outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the fiduciary duties of the ADES Board under applicable Law, (i) furnish information with respect to ADES and its Subsidiaries to the Person making such bona fide, written Acquisition Proposal pursuant to a customary confidentiality agreement containing terms at least as favorable to ADES as those contained in the Confidentiality Agreement (except for such changes specifically necessary in order for ADES to be able to comply with its obligations under this Agreement and it being understood that ADES may enter into a confidentiality agreement without a standstill provision) and (ii) participate in discussions or negotiations with such Person and its Representatives regarding such bona fide, written Acquisition Proposal; provided, however, that ADES shall promptly provide or make available to Arq any material non-public information concerning ADES or any of its Subsidiaries that is provided to the Person making such Acquisition Proposal or its Representatives which was not previously provided or made available to Arq and, provided, further, that, upon receipt of any Acquisition Proposal or Acquisition Inquiry, ADES shall promptly (and in no event later than one (1) Business Day after ADES becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise Arq in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry, and the material terms thereof). ADES shall promptly keep Arq reasonably informed with respect to the status and material terms of any such Acquisition Proposal or Acquisition Inquiry and any material modification or proposed material modification thereto.
(c)Subject to the permitted actions contemplated by clauses (d) and (e) below, and Section 10.1(g), neither the ADES Board nor any committee thereof shall (i) withdraw or modify in a manner adverse to Arq, or publicly propose to withdraw or modify in a manner adverse to Arq, the ADES Board Recommendations or approve or recommend, or publicly propose to approve or recommend, any Acquisition Proposal (any of such actions, an “Adverse Recommendation Change”), or (ii) cause or permit ADES or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, or other similar agreement (other than a confidentiality agreement referred to in Section 5.4(b) entered into in compliance with Section 5.4(b)) (an “Alternative Acquisition Agreement”) relating to any Acquisition Proposal.

(d)Notwithstanding anything to the contrary set forth in this Section 5.4, following receipt of a written Acquisition Proposal by ADES after the date of this Agreement that did not result from a material breach of this Section 5.4 and that the ADES Board determines in good faith, after consultation with its outside legal counsel and financial advisors, constitutes a Superior Proposal, the ADES Board may, at any time prior to the ADES Stockholders’ Meeting, make an Adverse Recommendation Change or terminate this Agreement to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal in accordance with Section 10.1(g), or authorize, resolve, agree or propose publicly to take any such action, if all of the following conditions are met:
(i)(A) ADES shall have provided to Arq three Business Days’ prior written notice, which shall state expressly (1) that it has received a written Acquisition Proposal that constitutes a Superior Proposal, (2) the material terms and conditions of the Acquisition Proposal (including the consideration offered therein and the identity of the Person or group making the Acquisition Proposal) and shall have contemporaneously provided an unredacted copy of the Alternative Acquisition Agreement and all other documents (other than immaterial documents) related to the Superior Proposal (it being understood and agreed that any amendment to the financial terms or any other material term or condition of such Superior Proposal shall require a new notice and an additional two Business Day period) and (3) that, subject to clause (ii) below, the ADES Board has determined to make an Adverse Recommendation Change or to terminate this Agreement in accordance with Section 10.1(g) in order to enter into the Alternative Acquisition Agreement, as applicable and (B) prior to making such Adverse Recommendation Change or terminating this Agreement in accordance with Section 10.1(g), as applicable, (x) ADES shall have used commercially reasonable efforts to engage in good faith with Arq (to the extent Arq wishes to engage) during such notice period, which may be on a non-exclusive basis, to consider any adjustments proposed by Arq to the terms and conditions of this Agreement such that the Alternative Acquisition Agreement ceases to constitute a Superior Proposal and (y) in determining whether to make an Adverse Recommendation Change or to effect a termination in accordance with Section 10.1(g), the ADES Board shall have taken into account any changes to the terms of this Agreement proposed by Arq and any other information provided by Arq in response to such notice; and
(ii)the ADES Board shall have determined, in good faith, after consultation with its financial advisors and outside legal counsel, that, in light of such Superior Proposal and taking into account any revised terms proposed by Arq and the payments to Arq pursuant to Section 10.3 hereof triggered and which may be borne by ADES as a result of making an Adverse Recommendation Change, such Superior Proposal continues to constitute a Superior Proposal and that the failure to make such Adverse Recommendation Change or to so terminate this Agreement in accordance with Section 10.1(g), as applicable, would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law.
(e)Notwithstanding anything to the contrary set forth in this Section 5.4, upon the occurrence of any Intervening Event, the ADES Board may, at any time prior to the ADES Stockholders’ Meeting, make an Adverse Recommendation Change if all of the following conditions are met:
(i)ADES shall have (A) provided to Arq three Business Days’ prior written notice, which shall (1) set forth in reasonable detail information describing the

Intervening Event and the rationale for the Adverse Recommendation Change and (2) state expressly that, subject to clause (ii) below, the ADES Board has determined to make an Adverse Recommendation Change and (B) prior to making such an Adverse Recommendation Change, used commercially reasonable efforts to engage in good faith with Arq (to the extent Arq wishes to engage) during such three Business Day period to consider any adjustments proposed by Arq to the terms and conditions of this Agreement such that the failure of the Arq Board to make an Adverse Recommendation Change in response to the Intervening Event in accordance with clause (ii) below would no longer reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law; and
(ii)the ADES Board shall have determined in good faith, after consultation with its outside legal counsel and financial advisors, that in light of such Intervening Event and taking into account any revised terms proposed by Arq, the failure to make an Adverse Recommendation Change would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law.
(f)ADES promptly (and in any event within 48 hours) shall advise Arq orally and in writing of (i) any written Acquisition Proposal, (ii) any written request for non-public information relating to ADES or its Subsidiaries, other than requests for information not reasonably expected to be related to an Acquisition Proposal and (iii) any written inquiry or request for discussion or negotiation regarding an Acquisition Proposal, including in each case the identity of the Person making any such Acquisition Proposal, inquiry or request and the material terms of any such Acquisition Proposal, inquiry or request and thereafter shall keep Arq informed, on a current basis, of the status and terms of any such proposals or offers and the status of any such discussions or negotiations.
(g)Nothing set forth in this Agreement shall prevent ADES or the ADES Board from (i) taking and disclosing to its shareholders a position in compliance with Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act (or any similar communication to shareholders in connection with the making or amendment of a tender offer or exchange offer) or from (ii) making any required disclosure to ADES’ stockholders if, in the good faith judgment of the ADES Board, after consultation with outside counsel, failure to disclose such information would reasonably be expected to violate its obligations under applicable Law.
(h)As used in this Agreement:
(i)“Intervening Event” means a material effect that (i) was not known to, or reasonably foreseeable by, the ADES Board prior to the execution of this Agreement (or if known or reasonably foreseeable, the material consequences of which were not known or reasonably foreseeable), which effect, or any material consequence thereof, becomes known to, or reasonably foreseeable by, the ADES Board prior to the ADES Stockholders’ Meeting, (ii) that occurs or arises after the date of this Agreement, and (iii) does not relate to an Acquisition Proposal.
(ii)“Superior Proposal” means any unsolicited, bona fide written Acquisition Proposal that was not obtained or made as a result of a breach of (or in violation of) this Agreement; (A) on terms which the ADES Board determines in good faith, after consultation with ADES’ outside legal counsel and financial advisors, to be more favorable from a financial point of view to the holders of shares of ADES Common Stock than the Contemplated Transactions, taking into account all the terms and conditions of such proposal, and this Agreement, and (B) that the ADES Board believes is reasonably capable of being completed, taking into account all financial, regulatory, legal and other aspects of such proposal; provided, that for purposes of the definition of “Superior Proposal,” the references to “20%” in the definition of Acquisition Transaction shall be deemed to be references to “50%.”
5.5Arq Non-Solicitation. Arq agrees that, during the Pre-Closing Period, Arq shall not, and shall use its commercially reasonable efforts to cause its Subsidiaries and Representatives not to, directly or indirectly: (i) solicit, initiate or knowingly encourage (including by providing information) any inquiries, proposals or offers with respect to, or the making or completion of, an Acquisition Proposal or (ii) engage or participate in any negotiations or discussions (other than to state that they are not permitted to have discussions) concerning, or provide or cause to be provided any non-public information or data relating to Arq or any of its Subsidiaries in connection with, an Acquisition Proposal. Arq agrees that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal.
5.6Notification of Certain Matters. During the Pre-Closing Period, Arq and ADES shall promptly notify the other Party (and, if in writing, furnish copies of) if any of the following occurs: (a) any notice or other communication is received from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions; (b) any Proceeding against or involving or otherwise affecting such Party is commenced, or, to the Knowledge of such Party, threatened in writing against the Party or, to the Knowledge of such Party, any director, officer or Key Employee of such Party; (c) such Party becomes aware of any inaccuracy in any representation or warranty made by it in this Agreement; or (d) the failure of such Party to comply with any covenant or obligation of such Party; in each case that could reasonably be expected to make the timely satisfaction of any of the conditions set forth in Section 7, Section 8 and Section 9, as applicable, impossible or materially less likely. No notification given to the other Party pursuant to this Section 5.6 shall change, limit or otherwise affect any of the representations, warranties, covenants or obligations of the Parties this Agreement or the Disclosure Schedules for purposes of Section 7, Section 8 and Section 9, as applicable.
SECTION 6
ADDITIONAL AGREEMENTS OF THE PARTIES
6.1Proxy Statement/Prospectus and Form S-4.
(a)As promptly as reasonably practicable following the date of this Agreement, (i) ADES and New ADES shall prepare and cause to be filed with the SEC, a proxy statement and a registration statement on Form S-4 in connection with the registration under the Securities Act of the New ADES Common Stock to be issued in the ADES Merger (as amended or supplemented from time to time, “Form S-4”) in which the proxy statement will be included as a prospectus (the “Proxy Statement/Prospectus”).
(b)Without limiting the generality of the foregoing, Arq will furnish to ADES the information relating to it required by the Exchange Act, and the rules and regulations promulgated thereunder to be set forth in the Proxy Statement/Prospectus and

Form S-4. ADES shall not file the Form S-4 without providing Arq a reasonable opportunity to review and comment thereon (which comments shall be reasonably considered by ADES). ADES shall use its reasonable best efforts to resolve all SEC comments with respect to the Form S-4 as promptly as practicable after receipt thereof and to cause the S-4 to be declared effective by the SEC and to cause the Proxy statement/Prospectus to be mailed to ADES’ stockholders as promptly as reasonably practicable thereafter. ADES agrees to consult with Arq prior to responding to SEC comments with respect to the Proxy Statement/Prospectus or Form S-4. Each of ADES and Arq agree to correct any information provided by it for use in the Form S-4. ADES shall as soon as reasonably practicable notify Arq of the receipt of any comments from the SEC with respect to the Form S-4 and any request by the SEC for any amendment to the Proxy Statement/Prospectus or Form S-4, as applicable, or for additional information.
(c)If at any time prior to the ADES Stockholders’ Meeting, any information relating to Arq, ADES, or any of their respective Affiliates, directors or officers should be discovered by Arq or ADES, which should be set forth in an amendment or supplement to the Proxy Statement/Prospectus so that the Proxy Statement/Prospectus shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other party, and an appropriate amendment, supplement or other filing incorporated by reference into the Proxy Statement/Prospectus, describing such information shall be filed with the SEC and, to the extent required by applicable Law, disseminated to the stockholders of ADES in each case, as promptly as reasonably practicable.
6.2Arq Consent. Under no circumstances shall Arq assert that any other approval or consent is necessary by its shareholders to approve this Agreement and the Contemplated Transactions other than the Arq Shareholder Approval.
6.3ADES Stockholders’ Meeting.
(a)ADES shall, as soon as reasonably practicable following the date that the Form S-4 is declared effective by the SEC, take all reasonably necessary action to call, give notice of and hold a meeting of the holders of ADES Common Stock for purposes of obtaining the ADES Stockholder Approval (the “ADES Stockholders’ Meeting”). ADES shall take reasonable measures to ensure that all proxies solicited in connection with the ADES Stockholders’ Meeting are solicited in compliance with all applicable Law. Notwithstanding anything to the contrary contained herein, if on the date of the ADES Stockholders’ Meeting, or a date preceding the date on which the ADES Stockholders’ Meeting is scheduled, ADES reasonably believes that (i) it will not receive proxies sufficient to obtain the ADES Stockholder Approval, whether or not a quorum would be present or (ii) it will not have sufficient shares of ADES Common Stock represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the ADES Stockholders’ Meeting, ADES may postpone or adjourn, or make one or more successive postponements or adjournments of, the ADES Stockholders’ Meeting as long as the date of the ADES Stockholders’ Meeting is not postponed or adjourned more than an aggregate of 60 calendar days in connection with any postponements or adjournments.

(b)Except to the extent the ADES Board shall have effected an Adverse Recommendation Change in accordance with Section 5.4(d), the ADES Board shall include in the Proxy Statement/Prospectus the recommendation of the ADES Board that the stockholders of ADES vote to approve the ADES Stockholder Matters (the recommendation of the ADES Board being referred to as the “ADES Board Recommendation”).
6.4Responsibilities of Arq in Respect of the Scheme of Arrangement.
(a)Arq shall:
(i)prepare as promptly as reasonably practicable following the date hereof the shareholder document incorporating the Scheme of Arrangement (the “Scheme Document”), in accordance with applicable Laws, and all other documentation reasonably necessary to effect the Scheme of Arrangement and to convene the Arq GM and Scheme Meeting;
(ii)consult with ADES as to the form and content of the Scheme Document and, solely to the extent the Scheme Document reflects (i) terms that are inconsistent with the terms of this Agreement (including any obligations of ADES) or (ii) disclosures about ADES (including communications or other actions by ADES) leading to execution of this Agreement, seek the approval of ADES (such approval not to be unreasonably withheld, conditioned or delayed) (provided, that the terms of the Scheme of Arrangement shall be in all material respects consistent with the terms of this Agreement; provided further, that in no event shall Arq’s obligations pursuant to this Section 6.4(a)(ii) prevent Arq from complying with applicable Law;
(iii)afford ADES reasonably sufficient time to review the Scheme Document in order to provide comments and take into consideration in good faith all comments reasonably proposed by ADES;
(iv)not finalize or post the Scheme Document to the Arq Shareholders without providing advance notice to ADES;
(v)provide ADES with drafts of the forms of proxy for use by the Arq Shareholders at the Arq GM and the Scheme Meeting (the “Forms of Proxy”), all the necessary evidence and pleadings in relation to the Scheme of Arrangement (the “Court Documentation”) and any supplemental circular or document required to be published or submitted to the Court in connection with the Scheme of Arrangement or any variation or amendment to the Scheme of Arrangement (a “Scheme Supplemental Document”), in each case prepared in accordance with applicable Laws and customary practice;
(vi)afford ADES reasonably sufficient time to review all such documents detailed in clause (v) above and take into consideration in good faith all comments reasonably proposed by ADES;
(vii)for the purpose of implementing the Scheme of Arrangement (but not for the purposes of representing Arq before the Court), instruct a UK barrister (of senior counsel standing) and provide ADES and its advisers with the opportunity to attend any meetings with such barrister to discuss matters pertaining to the Scheme of Arrangement and any issues arising in connection with it (except to the extent the barrister is to advise on matters relating to the fiduciary duties of the directors of Arq or otherwise in circumstances where a conflict has arisen between the interests of Arq and ADES);
(viii)as promptly as reasonably practicable, notify ADES of any matter of which it becomes aware which would reasonably be expected to materially delay or prevent filing of the Scheme Document or the Court Documentation;
(ix)as promptly as reasonably practicable, make all necessary applications to the Court in connection with the implementation of the Scheme of Arrangement (including applying to the Court for leave to convene the Scheme Meeting and settling with the Court the Scheme Document, the Forms of Proxy and any Scheme Supplemental Document and taking such other steps as may be required or desirable in connection with such applications, in each case as promptly as reasonably practicable), and use its reasonable best efforts so as to ensure that the hearing of such proceedings occurs as promptly as practicable in order to facilitate the dispatch of the Scheme Document and any Scheme Supplemental Document and seek such directions of the Court as it considers necessary or desirable in connection with the Scheme Meeting;
(x)procure the publication of any advertisements required by applicable Law and dispatch of the Scheme Document, the Forms of Proxy and any Scheme Supplemental Document to Arq Shareholders on the Register of Members of Arq on the record date as agreed with the Court, as promptly as reasonably practicable after the approval of the Court to dispatch the documents being obtained, and thereafter shall publish and/or post such other documents and information (the form of which shall be agreed between the Parties) as the Court may approve or direct from time to time in connection with the implementation of the Scheme of Arrangement in accordance with applicable Law as promptly as reasonably practicable after the approval of the Court to publish or post such documents being obtained;
(xi)procure that the Scheme Document includes the Arq Board Recommendation;
(xii)include in the Scheme Document a notice convening the Arq GM to be held immediately following the Scheme Meeting to consider and, if thought fit, approve the Arq Shareholder Resolutions and convene the Scheme Meeting and the Arq GM, subject to the approval of the Court, for the date that is at least 21 and no more than 30 clear days after the dispatch of the Scheme Document (not counting the day notice of the Scheme Meeting is deemed received and the day of the Scheme Meeting itself) (subject only to Section 6.5);
(xiii)call, convene, hold and conduct the Scheme Meeting and the Arq GM in compliance with this Agreement, Arq’s Organizational Documents and applicable Laws and permit up to four representatives of ADES and/or its financial and legal advisers to attend and observe the Scheme Meeting and the Arq GM;
(xiv)prior to the Scheme Meeting, keep ADES informed on a regular basis in the two weeks prior to the Scheme Meeting of the number of valid proxy votes received in respect of resolutions to be proposed at the Scheme Meeting and/or the Arq GM (with the number of valid proxy votes for and against being separately identified in respect of each resolution), and in any event provide such number as promptly as reasonably practicable following a request by ADES or its Representatives, but not more than one time per day;

(xv)except as required by applicable Law or the Court or pursuant to Section 6.6(a), not postpone or adjourn the Scheme Meeting and/or the Arq GM; provided, however, that Arq may, without the consent of ADES and only in accordance with the Arq Articles of Association and applicable Law, adjourn or postpone the Scheme Meeting and/or the Arq GM (i) to the extent reasonably necessary to ensure that any required supplement or amendment to the Scheme Document is provided to the Arq Shareholders or to permit dissemination of information which is material to the Arq Shareholders voting at the Scheme Meeting and/or the Arq GM, but only for so long as the Board of Directors of Arq has determined in good faith that such action is reasonably necessary or advisable to give the Arq Shareholders sufficient time to evaluate any such disclosure or information so provided or disseminated, or (ii) if, as of the time for which the Scheme Meeting or the Arq GM is scheduled (as set forth in the Scheme Document), there are insufficient Arq Shares or Arq Shareholders represented (either in person or by proxy) (A) to constitute a quorum necessary to conduct the business of the Scheme Meeting or the Arq GM, but only until a meeting can be held at which there is a sufficient number of Arq Shares or Arq Shareholders represented to constitute a quorum or (B) to obtain the Arq Shareholder Approval, but only until a meeting can be held at which there is a sufficient number of votes of the Arq Shareholders to obtain the Arq Shareholder Approval;
(xvi)not withdraw the Scheme of Arrangement or allow it to lapse without the prior written consent of ADES;
(xvii)following the Scheme Meeting and Arq GM, assuming the Scheme of Arrangement and Arq Shareholder Resolutions are duly passed (including by the requisite majorities required under Article 125(2) of the Companies Law in the case of the Scheme Meeting), take all necessary steps on the part of Arq to prepare and issue, serve and lodge all such court documents as are required to seek the sanction of the Court to the Scheme of Arrangement as promptly as reasonably practicable thereafter;
(xviii)give such undertakings as are required by the Court in connection with the Scheme of Arrangement as are reasonably and commercially necessary or desirable to implement the Scheme of Arrangement;
(xix)as promptly as reasonably practicable after the Court Order is made, or is otherwise compatible with Section 1.3 and Section 1.4, deliver the Court Order to the Registrar of Companies in Jersey;
(xx)promptly provide ADES with a certified copy of the resolutions passed at the Scheme Meeting, the Arq Shareholder Resolutions and of each order of the Court (including the Court Order) once obtained;
(xxi)enforce the obligations of the parties under the Voting and Lock-Up Agreements; and
(xxii)subject to the foregoing, take any other action reasonably necessary to make the Scheme of Arrangement effective as provided for or contemplated by this Agreement.
6.5Responsibilities of ADES in Respect of the Scheme of Arrangement.
(a)ADES shall:

(i)instruct a Jersey advocate to appear on its behalf at the Court hearing to request the convening of the Scheme Meeting and the Court hearing to sanction the Scheme of Arrangement and undertake to the Court to be bound by the terms of the Scheme of Arrangement (including the issuance of the New ADES Common Stock pursuant thereto) insofar as it relates to ADES, provided that this shall not oblige ADES to waive any of the conditions to Closing set forth herein or treat them as satisfied;
(ii)subject to the terms of this Agreement, afford all such cooperation and assistance as may reasonably be requested of it by Arq in respect of the preparation and verification of any document required for the implementation of the Scheme of Arrangement, including the provision to Arq of such information and confirmations relating to it, its Subsidiaries and any of its or their respective directors or employees as Arq may reasonably request (including for the purposes of preparing the Scheme Document or any Scheme Supplemental Document) and to do so in a timely manner;
(iii)review and provide comments (if any) in a reasonably timely manner on all such documentation submitted to it; and
(iv)as promptly as reasonably practicable, notify Arq of any matter of which it becomes aware which would reasonably be expected to materially delay or prevent filing of the Scheme Document or the Court Documentation.
6.6Mutual Provisions in Relation to the Scheme of Arrangement and the Meetings.
(a)Notwithstanding anything to the contrary in this Agreement, ADES and Arq shall cooperate to schedule and convene the Scheme Meeting and Arq GM for the same date. In connection with the Scheme Meeting, Arq shall take the actions set forth on Section 6.6(a) of the Arq Disclosure Schedule.
(b)If ADES or Arq acting reasonably considers that an amendment should be made to the provisions of the Scheme of Arrangement or the Scheme Document in order to implement the Contemplated Transactions in as efficient a manner as practicable or otherwise either prior to or after consideration by the Court, it may notify the other Party and the Parties shall be obliged to consider and negotiate, acting reasonably and in good faith, such amendment (provided, that no Party shall be required to consider and negotiate in good faith any amendment that would materially and adversely affect it, its shareholders or the likelihood of consummation of the Contemplated Transactions and each Party recognizes that any amendments may require the recommencement of the Court approval process and/or a new notice of the Scheme Meeting to be sent).
6.7Regulatory Approvals.
(a)Upon the terms and subject to the conditions set forth in this Agreement, each of ADES and Arq agree to use reasonable best efforts to take, or cause to be taken, all actions that are necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Contemplated Transactions, including using reasonable best efforts to accomplish the following: (i) obtain all required consents, approvals or waivers from, or participation in other discussions or negotiations with, third parties, including as required under any ADES Material Contract or Arq Material Contract, (ii) obtain all necessary actions or nonactions, waivers, consents, approvals, orders and authorizations from Governmental Bodies, make all necessary registrations, declarations and filings and obtain an approval or waiver from, or to avoid any Proceeding by, any Governmental Body, including filings under the HSR Act with the United States Federal Trade Commission and the Antitrust Division of the United States Department of Justice, and (iii) execute and deliver any additional instruments necessary to consummate the transactions contemplated hereby and fully to carry out the purposes of this Agreement; provided, however, that neither ADES nor any of its Subsidiaries, on the one hand, nor Arq nor any of its Subsidiaries, on the other hand, shall commit to the payment of any fee, penalty or other consideration or make any other concession, waiver or amendment under any Contract in connection with obtaining any consent without the prior written consent of ADES, on the one hand, or Arq, on the other hand, (except for any standard fees required in connection with licensing or registrations applications or other filings required to effectuate the Contemplated Transactions). Without limiting the generality of the foregoing, ADES and Arq shall, promptly and in any event within fifteen Business Days following the date hereof, file with the United States Federal Trade Commission and the United States Department of Justice the Notification and Report Form required for the Contemplated Transactions pursuant to the HSR Act. The filing fee required for the filings to be made pursuant to the HSR Act shall be borne equally by ADES and Arq. If, at the time ADES and Arq file their respective Notification and Report Forms with the Federal Trade Commission and the United States Department of Justice pursuant to the HSR Act, the option of requesting early termination of the applicable waiting period under the HSR Act is available, ADES and Arq shall each request early termination of such waiting period. ADES and Arq shall furnish to each other party such necessary information and reasonable assistance as such other party may reasonably request in connection with the foregoing. Subject to applicable Law relating to the exchange of information, ADES and Arq shall each have the right to review in advance, and to the extent practicable each shall consult with the other in connection with, all of the information relating to ADES or Arq, as the case may be, and any of their respective Subsidiaries, that appears in any filing (except for the Notification and Report Form pursuant to the HSR Act) made with, or substantive written materials submitted to, any third party and/or any Governmental Body in connection with the Contemplated Transactions. In exercising the foregoing rights, each of ADES and Arq shall act reasonably and as promptly as practicable. Subject to applicable Law and the instructions of any Governmental Body, ADES and Arq shall keep each other reasonably apprised of the status of matters relating to the completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other substantive written communications received by ADES or Arq, as the case may be, or any of their respective Subsidiaries, from any Governmental Body and/or third party with respect to such transactions, and, to the extent practicable under the circumstances and as permitted by the relevant Governmental Body, shall provide the other party and its counsel with the opportunity to participate in any meeting with any Governmental Body in respect of any filing, investigation or other inquiry in connection with the transactions contemplated hereby. Notwithstanding the foregoing, a Party shall not be required to share any information or materials with the other Party which such Party reasonably determines to be competitively sensitive, provided that, at the discretion of such Party, such Party may designate any such information or materials for review only by the other

Party’s outside counsel by identifying such information and materials as “Outside Counsel Only Materials”, and the other Party shall cause the other Party’s outside counsel to not disclose any such designated information and materials to any other Person. Each Party shall use reasonable best efforts to file or otherwise submit, as soon as practicable after the date of this Agreement, all applications, notices, reports and other documents reasonably required to be filed by such Party with or otherwise submitted by such Party to any Governmental Body with respect to the Contemplated Transactions, and to submit promptly any additional information requested by any such Governmental Body.
(b)Notwithstanding anything to the contrary in this Agreement, in connection with obtaining any approval or consent from any Person (other than any Governmental Body) with respect to the Contemplated Transactions, neither ADES nor Arq nor any of their respective Representatives, shall be obligated to pay or commit to pay to such Person whose approval or consent is being solicited any cash or other consideration, make any accommodation or commitment or incur any liability or other obligation to such Person. Subject to the immediately foregoing sentence, the parties shall cooperate with respect to reasonable accommodations that may be requested or appropriate to obtain such consents.
6.8Indemnification of Officers and Directors.
(a)From the Scheme of Arrangement Effective Time through the sixth anniversary of the date thereof, New ADES shall indemnify and hold harmless each person who is now, or has been at any time prior to the date hereof, or who becomes after the Scheme of Arrangement Effective Time, a director, officer, fiduciary or agent of New ADES or any of its Subsidiaries, respectively (the “D&O Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the D&O Indemnified Party is or was a director, officer, fiduciary or agent of New ADES or its Subsidiaries, whether asserted or claimed prior to, at or after the Scheme of Arrangement Effective Time, in each case, to the fullest extent permitted under applicable Law. Each D&O Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation from New ADES upon receipt by New ADES from the D&O Indemnified Party of a request therefor; provided that any such person to whom expenses are advanced provides an undertaking to New ADES, to the extent then required by the DGCL, to repay such advances if it is ultimately determined that such person is not entitled to indemnification.
(b)The provisions of the Organizational Documents of New ADES and its Subsidiaries with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of New ADES and its Subsidiaries that are presently set forth in the Organizational Documents of New ADES shall not be amended, modified or repealed for a period of six years from the Scheme of Arrangement Effective Time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Scheme of Arrangement Effective Time, were officers or directors of New ADES or its Subsidiaries. The Organizational Documents of New ADES shall contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers as those presently set forth in the certificate of incorporation and bylaws of ADES.
(c)From and after the Scheme of Arrangement Effective Time, New ADES shall fulfill and honor in all respects the obligations of ADES or its Subsidiaries to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under ADES’ Organizational Documents and pursuant to any indemnification agreements between ADES and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the ADES Merger Effective Time.
(d)From and after the ADES Merger Effective Time, New ADES shall maintain directors’ and officers’ liability insurance policies, with an effective date as of the Closing Date, on commercially available terms and conditions and with coverage limits customary for U.S. public companies similarly situated to ADES. In addition, prior to the ADES Merger Effective Time, ADES shall purchase a six (6)-year prepaid “tail policy” through ADES’ recognized broker of record for the non-cancellable extension of the directors’ and officers’ liability coverage of ADES’ existing directors’ and officers’ insurance policies for a claims reporting or discovery period of at least six (6) years from and after the ADES Merger Effective Time with respect to any claim related to any period of time at or prior to the ADES Merger Effective Time (the “D&O Tail Policy”).
(e)From and after the ADES Merger Effective Time, ADES Surviving Corporation shall pay all expenses, including reasonable attorneys’ fees, that are incurred by the persons referred to in this Section 6.8 in connection with their successful enforcement of the rights provided to such persons in this Section 6.8.
(f)The provisions of this Section 6.8 are intended to be in addition to the rights otherwise available to the current and former officers and directors of ADES by Law, charter, statute, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties, their heirs and their Representatives.
(g)In the event ADES or Arq or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of ADES or Arq, as the case may be, shall succeed to the obligations set forth in this Section 6.8.
6.9Additional Agreements. The Parties shall use commercially reasonable efforts to cause to be taken all actions necessary to consummate the Contemplated Transactions. Without limiting the generality of the foregoing, each Party to this Agreement: (a) shall make all filings, announcements, and other submissions (if any) and give all notices (if any) required to be made and given by such Party in connection with the Contemplated Transactions; (b) shall use reasonable best efforts to obtain each Consent (if any) reasonably required to be obtained (pursuant to any applicable Law or Contract, or otherwise) by such Party in connection with the

Contemplated Transactions or for such Contract to remain in full force and effect; (c) shall use commercially reasonable efforts to lift any injunction prohibiting, or any other legal bar to, the Contemplated Transactions; and (d) shall use commercially reasonable efforts to satisfy the conditions precedent to the consummation of this Agreement.
6.10Certain Tax Matters.
(a)Intended Tax Treatment.
(i)The parties to this Agreement intend that (i) the ADES Merger, Arq Share Acquisition and PIPE Investment, taken together, qualify as a transaction described in Section 351 of the Code and (ii) the Arq Share Acquisition qualifies as a “reorganization” within the meaning of Section 368(a) of the Code (collectively, the “Intended Tax Treatment”). Such parties shall reasonably cooperate with each other and their respective tax counsel to document and support the Intended Tax Treatment by taking the actions set forth on Schedule 6.10(a).
(ii)Each of ADES, New ADES, Merger Sub and Arq shall (and shall cause its Subsidiaries to) use its reasonable best efforts to cause the Intended Tax Treatment, and shall not take or knowingly fail to take any action (and will cause its Subsidiaries not to take or knowingly fail to take any action) which action or failure to act could reasonably be expected to impede or prevent the Intended Tax Treatment.
(b)Notice. Arq shall promptly notify ADES if, at any time before the ADES Merger Effective Time, Arq becomes aware of any fact or circumstance that could reasonably be expected to prevent, cause a failure of, or impede the Intended Tax Treatment. ADES shall promptly notify Arq if, at any time before the ADES Merger Effective Time, ADES becomes aware of any fact or circumstance that could reasonably be expected to prevent, cause a failure of, or impede the Intended Tax Treatment.
(c)Plan of Reorganization. The parties to this Agreement adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a). Each such party shall cause all Tax Returns relating to the Arq Share Acquisition filed by such party to be filed on the basis of treating the Arq Share Acquisition as a reorganization within the meaning of Section 368(a) of the Code, in each case, unless otherwise required by a “determination” (within the meaning of Section 1313(a) of the Code).
(d)Plan for Second Merger. If ADES determines prior the Closing Date (or, following the Closing Date, ADES and Arq determine) that, based on consultation with tax counsel, it would be advisable as part of the transactions contemplated by this Agreement to effect a second-step merger of ADES Surviving Corporation with and into New ADES (or an entity disregarded as a separate from New ADES for U.S. federal tax purposes), with New ADES (or such disregarded entity) surviving, following the transactions contemplated by this Agreement, then the Parties shall complete such merger pursuant to documentation with terms similar or analogous to this Section 6.10.
6.11Disclosure. Without limiting any Party’s obligations under the Confidentiality Agreement, no Party shall, and no Party shall permit any of its Subsidiaries or any Representative of such Party to, issue any press release or make any disclosure (to any customers or employees of such Party, to the public or otherwise) regarding the Contemplated Transactions unless: (a) the other Party shall have approved such press release or disclosure in writing, such approval not to be unreasonably conditioned, withheld or delayed; or (b) such disclosure is requested by a Governmental Body or such Party shall have determined in good faith that such disclosure is required by applicable Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service and, to the extent practicable, before such press release or disclosure is issued or made, such Party shall have used commercially reasonable efforts to advise the other Party of, and consult with the other Party regarding, the text of such press release or disclosure; provided, however, that ADES may make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are consistent with previous press releases, public disclosures or public statements made by Arq or ADES in compliance with this Section 6.11, provided, further, that Arq may disclose the Contemplated Transactions to potential investors so long as prior to any such disclosure, each such investor enters into a nondisclosure agreement with Arq to preserve the confidentiality of the Contemplated Transactions.
6.12Listing. Prior to the ADES Merger Effective Time, New ADES shall cause the shares of New ADES Common Stock to be issued in connection with the ADES Merger, the Arq Share Acquisition and such other shares of New ADES Common Stock to be reserved for issuance in connection with the ADES Merger and Arq Share Acquisition to be approved for listing on Nasdaq, subject to official notice of issuance.
6.13Securities Act Exemption. ADES and Arq shall use their reasonable best efforts to cause the New ADES Common Stock issued to the Arq Shareholders upon the Scheme of Arrangement becoming effective to be issued in reliance on the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) of the Securities Act and in reliance on exemptions from registration under state “blue sky” or securities Laws.
6.14Section 16 Matters. Prior to the ADES Merger Effective Time, ADES and Arq shall take all such steps as may be required (to the extent permitted under applicable Laws) to cause any acquisitions of ADES Common Stock and any options to purchase ADES Common Stock in connection with the Contemplated Transactions, by each individual who is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to New ADES, to be exempt under Rule 16b-3 promulgated under the Exchange Act. At least thirty (30) days prior to the Closing Date, Arq shall furnish the following information to ADES for each individual who, immediately after the Scheme of Arrangement Effective Time, will become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to New ADES: (a) the Arq Shares owned by such individual and expected to be exchanged for shares of New ADES Common Stock pursuant to the Contemplated Transactions, and (b) the number of other derivative securities (if any) with respect to Arq Shares owned by such individual and expected to be converted into shares of New ADES Common Stock or derivative securities with respect to New ADES Common Stock in connection with the Contemplated Transactions.
6.15Cooperation. Each Party shall cooperate reasonably with the other Party and shall provide the other Party with such assistance as may be reasonably requested for the purpose of facilitating the performance by each Party of its respective obligations under this

Agreement and to enable the combined entity to continue to meet its obligations following the Scheme of Arrangement Effective Time.
6.16Arq Financial Statements. As promptly as reasonably practicable following the date of this Agreement, but in the case of the information described in clause (i) of this Section 6.16 no event later than September 1, 2022, Arq will furnish to ADES (i) audited financial statements for Arq for the fiscal years ended 2020 and 2021, for inclusion in the Proxy Statement/Prospectus and Form S-4; and (ii) unaudited interim financial statements for Arq for each interim period completed prior to Closing that would be required to be included in the Proxy Statement/Prospectus or Form S-4 or any periodic report due prior to the Closing if Arq were subject to the periodic reporting requirements under the Securities Act or the Exchange Act (collectively, the “Arq Interim Financial Statements”). Each of the audited financial statements and the Arq Interim Financial Statements will be suitable for inclusion in the Proxy Statement/Prospectus and Form S-4 and prepared in accordance with IFRS as applied on a consistent basis during the periods involved (except in each case as described in the notes thereto) and on that basis will present fairly, in all material respects, the financial position and the results of operations, changes in shareholders’ equity, and cash flows of Arq as of the dates of and for the periods referred to in the audited financial statements or the Arq Interim Financial Statements, as the case may be.
6.17Takeover Statutes. If any Takeover Statute is or may become applicable to the Contemplated Transactions, Arq, the Arq Board, ADES and the ADES Board, as applicable, shall grant such approvals and take such actions as are necessary so that the Contemplated Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on the Contemplated Transactions.
6.18Stockholder Litigation. ADES shall conduct and control the settlement and defense of any stockholder litigation against ADES or any of its directors relating to this Agreement or the Contemplated Transactions. Without limiting the foregoing, prior to the Closing, ADES shall give Arq the opportunity to consult with ADES in connection with the defense and settlement of any such stockholder litigation, and ADES shall keep Arq reasonably apprised of any material developments in connection with any such stockholder litigation.
6.19Financing Cooperation.
(a)Arq shall, and shall use commercially reasonable efforts to cause its Representatives to, cooperate with the ADES in connection with the Debt Financing as may be reasonably requested by the ADES, including:
(i)as promptly as reasonably practicable, furnishing the ADES and the Debt Financing Sources and their respective Representatives with such financial and other pertinent information within Arq’s possession regarding the Arq Companies as may be customarily required or desirable for completion of similar debt financing and reasonably requested by ADES, its advisors or its Debt Financing Sources, including customary authorization letters authorizing the distribution of such information to potential financing sources (including customary representations with respect to accuracy of information and material non-public information);
(ii)assisting ADES and the Debt Financing Sources in the preparation of bank information memoranda and similar documents for any of the Debt

Financing, including the execution and delivery of customary representation letters in connection with bank information memoranda;
(iii)assisting the ADES and the Debt Financing Sources in the preparation and negotiation of definitive written financing documentation and the schedules and exhibits thereto (including loan agreements, guarantees, collateral agreements, hedging arrangements, customary officer’s certificates and corporate resolutions, as applicable) as may reasonably be requested and subject to the occurrence of the Closing;
(iv)using reasonable efforts to facilitate the pledging of collateral for the Debt Financing (including cooperation in connection with the pay-off of existing Indebtedness to the extent contemplated by this Agreement and the release of related Encumbrances and termination of security interest); and
(v)providing at least three Business Days prior to the Closing Date all documentation and other information as is required by applicable “know your customer” and anti-money laundering rules and regulations including the USA PATRIOT Act to the extent requested at least 10 Business Days prior to the anticipated Closing Date;
(b)Arq hereby consents to the use in a customary manner of Arq and its Subsidiaries’ logos in connection with the Debt Financing but only to the extent that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage Arq and its Subsidiaries or the reputation or goodwill of Arq and its Subsidiaries.
6.20Arq Subsidiary Ownership. Prior to the Closing Date, Arq shall take such action as required to cause each Subsidiary of Arq to be wholly-owned, directly or indirectly, by Arq, free and clear of all Encumbrances of any nature whatsoever, as of the Closing Date.
6.21Arq Entity Formation. Prior to the Closing Date, if requested by ADES, and reasonably acceptable to Arq, Arq shall take such action as required to form a new corporate subsidiary of Arq, incorporated under the laws of Delaware and to cause such newly incorporated subsidiary to form another new corporate subsidiary under the laws of Delaware, and upon such request by ADES, such newly formed subsidiaries of Arq will be deemed to be New ADES and Merger Sub for purposes of this Agreement and the transactions contemplated hereby, and the Parties shall effect the transactions contemplated hereby as if such newly formed subsidiaries of Arq were New ADES and Merger Sub.

SECTION 7
CONDITIONS PRECEDENT TO THE OBLIGATIONS OF EACH PARTY
The obligations of each Party to consummate the Contemplated Transactions to be consummated at the Closing are subject to the satisfaction or, to the extent permitted by applicable Law, the written waiver by each of the Parties, at or prior to the Closing, of each of the following conditions:
7.1No Restraints. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Contemplated Transactions shall have been issued by any court of competent jurisdiction or other Governmental Body of competent jurisdiction and remain in effect and there shall not be any Law which has the effect of making the consummation of the Contemplated Transactions illegal.
7.2Listing. The shares of New ADES Common Stock constituting the ADES Merger Consideration and the Arq Transaction Consideration to be issued pursuant to this Agreement shall have been approved for listing (subject to official notice of issuance) on the Nasdaq Global Market as of and following the Closing.
7.3Shareholder Approval. The ADES Stockholder Approval and the Arq Shareholder Approval shall have been obtained.
7.4Scheme of Arrangement. The Scheme of Arrangement shall have been sanctioned by the Court with or without modification (but subject to any non de minimis modification being acceptable to both Parties acting reasonably and in good faith) and a copy of the Court Order shall have been delivered to Registrar of Companies in Jersey.
7.5HSR Approval. All waiting periods applicable to the Contemplated Transactions under the HSR Act, including any secondary acquisition notifications pursuant to 16 C.F.R. § 801.4, shall have expired or been terminated.
7.6Form S-4. The Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceeding seeking a stop order.
SECTION 8
ADDITIONAL CONDITIONS PRECEDENT TO THE OBLIGATIONS OF ADES
The obligation of ADES to consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by ADES, at or prior to the Closing, of each of the following conditions:
8.1Accuracy of Representations. (i) The representations and warranties of Arq contained in Section 3.3 and Section 3.5 of this Agreement shall be true and correct in all respects (except for de minimis inaccuracies) on and as of the date of this Agreement and on and as of the Closing Date with the same force and effect as if made on the Closing Date except for those representations and warranties which address matters only as of a particular date, which representations shall have been true and correct in all respects (except for de minimis inaccuracies) on such particular date, (ii) the representations and warranties of Arq contained in Section 3.1(a), Section 3.1(c), Section 3.2, and Section 3.4(a) of this Agreement shall be true and correct in all material respects on and as of the date of this Agreement and on and as of the Closing Date with the same force and effect as if made on the Closing Date except for those representations and warranties which address matters only as of a particular date, which representations shall have been true and correct in all material respects on such particular date, and (iii) each of the other representations and warranties of Arq contained in this Agreement (other than those described in the foregoing clauses (i) and (ii)) shall be true and correct in all respects (without regard to any materiality or Arq Material Adverse Effect qualifier set forth therein) on and as of the date of this Agreement and on and as of the Closing Date with the same force and effect as if made on the Closing Date except for those representations and warranties which address matters only as of a particular date, which representations shall have been true and correct in all respects, as of such particular date (without regard to any materiality or Arq Material Adverse Effect qualifier set forth therein), except in the case of this clause (iii) for inaccuracies of representations and warranties the circumstances giving rise to which would not, individually or in the aggregate, reasonably be expected to have an Arq Material Adverse Effect.
8.2Performance of Covenants. Arq shall have performed or complied with in all material respects all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Scheme of Arrangement Effective Time.
8.3Documents. ADES shall have received a certificate which shall be in full force and effect executed by the Chief Executive Officer or Chief Financial Officer of Arq certifying that the conditions set forth in Sections 8.1 and 8.2 have been duly satisfied.
8.4No Arq Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Arq Material Adverse Effect.
8.5PIPE Investment. New ADES shall have received cash from the PIPE Investors in an aggregate amount equal to the PIPE Commitment Amount in accordance with the terms of the PIPE Subscription Agreements.
8.6Arq Equity Conversions. Each outstanding Arq Preferred Share, Arq Option, Arq Warrant and any other outstanding security of Arq (other than Arq Ordinary Shares) shall have either been converted into Arq Ordinary Shares or cancelled for no consideration.
8.7Debt Financing. The Debt Financing Sources shall have funded the Debt Financing in an amount of at least $10,000,000.
SECTION 9
ADDITIONAL CONDITIONS PRECEDENT TO THE OBLIGATIONS OF ARQ
The obligations of Arq to consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by Arq, at or prior to the Closing, of each of the following conditions:
9.1Accuracy of Representations. (i) The representations and warranties of ADES contained in Section 4.3 and Section 4.6(a) of this Agreement shall be true and correct in all respects (except for de minimis inaccuracies) on and as of the date of this Agreement and on and as of the Closing Date with the same force and effect as if made on the Closing Date except for those representations and warranties which address matters only as of a particular date, which representations shall have been true and correct in all respects (except for de minimis inaccuracies) on such particular date, (ii) the representations and warranties of ADES contained in Section 4.1(a) and Section 4.5(a) of this Agreement shall be true and correct in all material respects on and as of the date of this Agreement and on and as of the Closing Date with the same force and effect as if made on the Closing Date except for those representations and warranties which address matters only as of a particular date, which representations shall have been true and correct in all material respects on such particular date, and (iii) each of the other representations and warranties of ADES contained in this Agreement (other than those described in the foregoing clauses (i) and (ii)) shall be true and correct in all respects (without regard to any materiality or ADES Material Adverse Effect qualifier set forth therein) on and as of the date of this Agreement and on and as of the Closing Date with the same force and effect as if made on the Closing Date except for those representations and warranties which address matters only as of a particular date, which representations shall have been true and correct in all respects, as of such particular date (without regard to any materiality or ADES Material Adverse Effect qualifier set forth therein), except in the case of this clause (iii) for inaccuracies of representations and warranties the circumstances giving rise to which would not, individually or in the aggregate, reasonably be expected to have an ADES Material Adverse Effect.
9.2Performance of Covenants. ADES shall have performed or complied with in all material respects all of their agreements and covenants required to be performed or complied with by each of them under this Agreement at or prior to the Scheme of Arrangement Effective Time.
9.3Documents. Arq shall have received the following documents, each of which shall be in full force and effect:
(a)a certificate executed by the Chief Executive Officer or Chief Financial Officer of ADES confirming that the conditions set forth in Sections 9.1 and 9.2 have been duly satisfied; and
(b)A copy of the fairness opinion represented by ADES in Section 4.23.
9.4No ADES Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any ADES Material Adverse Effect or any event, change, or effect that would, individually or in the aggregate, reasonably be expected to have an ADES Material Adverse Effect.
SECTION 10
TERMINATION
10.1Termination. This Agreement may be terminated prior to the Scheme of Arrangement Effective Time (whether before or after approval of the ADES Stockholder Matters by ADES’ stockholders, unless otherwise specified below):
(a)by mutual written consent of ADES and Arq;
(b)by either ADES or Arq if the Contemplated Transactions shall not have been consummated by April 30, 2023 (the “Initial End Date”, as may be extended as provided in this Section 10.1(b), the “End Date”); provided, however, that the Initial End Date shall be automatically extended until June 30, 2023 if, on the Initial End Date, the condition to Closing set forth in Section 7.1 (to the extent that the failure of such condition to be satisfied arises from an antitrust Law) or Section 7.5 shall not have been satisfied or waived and all other conditions to Closing shall have been satisfied or waived (or in the case of conditions that by their nature are to be satisfied at the Closing, shall be capable of being satisfied on such date); provided, further, that the right to terminate this Agreement under this Section 10.1(b) shall not be available to Arq, on the one hand, or to ADES, on the other hand, if such Party’s action or failure to act (whether such action or failure to act constitutes a breach of this Agreement) has been the primary cause of, or primarily resulted in, the failure of the Contemplated Transactions to occur on or before the End Date;
(c)by either ADES or Arq if a court of competent jurisdiction or other Governmental Body shall have enacted, issued, promulgated, enforced or entered into any Law having the effect of making illegal, permanently restraining, enjoining or otherwise permanently prohibiting the consummation of the Contemplated Transactions and such Law shall have become final and nonappealable; provided, however, that the right to terminate this Agreement pursuant to this Section 10.1(c) shall not be available to any Party if such Law was primarily caused by, or primarily resulted from, such Party’s breach of, or failure to perform or comply with, any of its covenants or agreements hereunder
(d)by either ADES or Arq if (i) the ADES Stockholders’ Meeting (including any adjournments and postponements thereof) shall have been held and completed and ADES’ stockholders shall have taken a final vote on the ADES Stockholder Matters and (ii) the ADES Stockholder Matters shall not have been approved at the ADES Stockholders’ Meeting (or at any adjournment or postponement thereof) by the ADES Stockholder Approval;
(e)by Arq, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by ADES or if any representation or warranty of the ADES shall have become inaccurate, in either case, such that the conditions set forth in Section 9.1 or Section 9.2 would not be satisfied, except that if such breach is capable of being cured by the End Date, Arq will be not entitled to terminate this Agreement pursuant to this Section 10.1(e) prior to the delivery by Arq to ADES of written notice of such breach, delivered at least 30 days prior to such termination, stating Arq’s intention to terminate this Agreement pursuant to this Section 10.1(e) and the basis for such termination, it being understood that Arq will not be entitled to terminate this Agreement if such breach has been cured prior to the end of such 30-day period (to the extent capable of being cured); provided that Arq shall not have the right to terminate this Agreement pursuant to this Section 10.1(e) if Arq is then in material breach of any representation, warranty, covenant or agreement under this Agreement so as to cause any of the conditions set forth in Section 8.1 or Section 8.2 not to be capable of being satisfied;
(f)by ADES, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by Arq or if any representation or warranty of Arq shall have become inaccurate, in either case, such that the conditions set forth in Section 8.1 or Section 8.2 would not be satisfied, except that if such breach is capable of being cured by the End Date, ADES will not be entitled to terminate this Agreement pursuant to this Section 10.1(f) prior to the delivery by ADES to Arq of written notice of such breach, delivered at least 30 days prior to such termination, stating ADES’ intention to terminate this Agreement pursuant to this Section 10.1(f) and the basis for such termination, it being understood that ADES will not be entitled to terminate this Agreement if such breach has been cured prior to the end of such 30-day period (to the extent capable of being cured); provided that ADES shall not have the right to terminate this Agreement pursuant to this Section 10.1(f) if ADES is then in material breach of any representation, warranty, covenant or agreement under this Agreement so as to cause any of the conditions set forth in Section 9.1 or Section 9.2 not to be capable of being satisfied;
(g)by ADES if, (A) the ADES Board authorizes ADES, to the extent permitted by and subject to complying with the terms of Section 5.4, to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal, (B) concurrently with the termination of this Agreement, ADES, subject to complying with the terms of Section 5.4, enters into an Alternative Acquisition Agreement providing for a Superior Proposal and (C) prior to or concurrently with such termination, ADES pays to Arq in immediately available funds the Termination Fee;
(h)by Arq if the ADES Board shall have effected an Adverse Recommendation Change; or
(i)by either ADES or Arq if (i) Scheme Meeting and Arq GM shall have been held and completed and (ii) the Arq Shareholder Approval shall not have been obtained.
10.2Notice of Termination; Effect of Termination. The Party desiring to terminate this Agreement pursuant to Section 10.1 (other than pursuant to Section 10.1(a)) shall deliver written notice of such termination to each other Party hereto specifying with particularity the reason for such termination, and any such termination in accordance with this Section 10.2 shall be effective immediately upon delivery of such written notice to the other Parties. In the event of the termination of this Agreement as provided in Section 10.1, this Agreement shall become void and of no further force or effect, with no liability of the part of any Party (or any stockholder, director, officer, employee, agent or Representative of such Party) to the other Parties, as applicable, except (a) with respect to Section 6.11, Section 10.2, Section 10.3, and Section 11 and the definitions of the defined terms in such Sections, which shall survive the termination of this Agreement and remain in full force and effect, and (b) except as otherwise provided in Section 9.3 (including the limitations on Liability contained therein) with respect to any liabilities or damages incurred or suffered by a Party, to the extent such liabilities or damages were the result of fraud or the Willful and Material Breach by another Party of any of its representations, warranties, covenants, or other agreements set forth in this Agreement.
10.3Expenses; Termination Fees.
(a)Except as otherwise provided in this Section 10.3, all fees and expenses incurred in connection with this Agreement and the Contemplated Transactions shall be paid by the party incurring such fees or expenses, whether or not the Contemplated Transactions are consummated.
(b)In the event that:
(i)this Agreement is terminated by either Arq or ADES pursuant to Section 10.1(b) (but only if the ADES Stockholders’ Meeting has not been held by the End Date) or Section 10.1(d) and (A) at any time after the date of this Agreement and prior to the termination under Section 10.1(b), or the taking of a vote to approve this Agreement at the ADES Stockholders’ Meeting or any adjournment or postponement thereof (in the case of a termination pursuant to Section 10.1(d)), an Acquisition Proposal shall have been publicly announced or publicly made known to the stockholders of ADES, and not withdrawn prior to such termination under Section 10.1(b) or such vote to adopt this Agreement, as applicable, and (B) within one year after such termination, ADES shall have entered into a definitive agreement, binding letter of intent or similar document with respect to an Acquisition Proposal (provided, that for purposes of this Section 10.3(b)(i), the reference to “20% or more” in the definition of Acquisition Transaction shall be deemed to be references to “more than 50%”);
(ii)this Agreement is terminated by ADES pursuant to Section 10.1(g);
(iii)this Agreement is terminated by Arq pursuant to Section 10.1(h); or
(iv)this Agreement is terminated and, prior to such termination, ADES shall have intentionally and materially breached any of its covenants in Section 5.4. then, in any such case, ADES shall (A) pay Arq a termination fee of $3,000,000 (the “Termination Fee”), and (B) reimburse Arq for all reasonable out-of-pocket fees and expenses incurred by Arq in connection with this Agreement and the transactions contemplated hereby, including: (i) all fees and expenses incurred by Arq in connection with the preparation, printing and filing, as applicable, of the Proxy Statement/Prospectus (including any preliminary materials related thereto and all amendments and supplements thereto, as well as any financial statements and schedules thereto), (ii) reasonable legal and auditor fees and expenses; and (iii) all fees and expenses incurred in connection with the preparation and filing under any filing requirement of, or filing contemplated hereby with any Governmental Body applicable to this Agreement and the transactions contemplated hereby; provided, however, the fees and expenses for clauses (i) through (iii) above (collectively, the “Arq Third-Party Expenses”) shall not exceed $3,000,000 in the aggregate, it being understood that in no event shall ADES be required to pay the Termination Fee and reimburse Third-Party Expenses on more than one occasion. In the event that this Agreement is terminated by ADES or Arq under circumstances where the Arq Third-Party Expenses are payable by ADES to Arq pursuant to this Section 10.3(b), then ADES shall reimburse Arq for such Arq Third-Party Expenses (up to a maximum amount equal to $3,000,000) by wire transfer of same-day funds to the account(s) designated by Arq on the later of (1) the date the Termination Fee is payable pursuant to this 10.3(b) and (2) within two Business Days after ADES having received notice and documentation with respect to such Third-Party Expenses.
(c)In the event that this Agreement is terminated by ADES or Arq pursuant to Section 10.1(d) under circumstances where the Termination Fee is not then payable pursuant to Section 10.3(b), then ADES shall reimburse Arq for all Arq Third-Party Expenses incurred by Arq in connection with this Agreement and the transactions contemplated hereby in an amount not to exceed $3,000,000 by wire transfer of same-day funds to the account(s) designated by Arq within two Business Days after ADES having received notice and documentation with respect to amounts due under this Section 10.3(c).
(d)In the event that this Agreement is terminated by ADES or Arq pursuant to Section 10.1(i), then Arq shall reimburse ADES for all reasonable out-of-pocket fees and expenses incurred by ADES in connection with this Agreement and the transactions contemplated hereby, including: (i) all fees and expenses incurred by ADES in connection with the preparation, printing and filing, as applicable, of the Proxy

Statement/Prospectus (including any preliminary materials related thereto and all amendments and supplements thereto, as well as any financial statements and schedules thereto), (ii) reasonable legal and auditor fees and expenses; and (iii) all fees and expenses incurred in connection with the preparation and filing under any filing requirement of, or filing contemplated hereby with any Governmental Body applicable to this Agreement and the transactions contemplated hereby; provided, however, the fees and expenses for clauses (i) through (iii) above (collectively, the “ADES Third-Party Expenses”)in an amount not to exceed $3,000,000 by wire transfer of same-day funds to the account(s) designated by Arq within two Business Days after ADES having received notice and documentation with respect to amounts due under this Section 10.3(c).
(e)Payment of the Termination Fee shall be made by wire transfer of same-day funds to the account or accounts designated by Arq (i) within five Business Days of the execution by ADES of the definitive agreement, letter of intent or similar document with respect to an Acquisition Proposal in the case of a Termination Fee and Third-Party Expenses payable pursuant to Section 10.3(b)(i), (ii) concurrently with termination, in the case of a Termination Fee payable pursuant to Section 10.3(b)(ii), (iii) as promptly as reasonably practicable after termination, but not later than five Business Days after termination, in the case of a Termination Fee and Arq Third-Party Expenses payable pursuant to Section 10.3(b)(iii) or (iv) as promptly as reasonably practical after Arq delivers written notice to ADES specifying the reason(s) that Section 10.3(b)(iii) is applicable. In the event that Arq or its designee shall receive full payment pursuant to the foregoing provisions of this Section 10.3, the receipt of the Termination Fee and Arq Third-Party Expenses, as the case may be, shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Arq any of its Affiliates or any other Person in connection with this Agreement (and the termination hereof), the transactions herein (and the abandonment thereof) or any matter forming the basis for such termination, and none of Arq or any of its Affiliates or any other Person shall be entitled to bring or maintain any claim, action or proceeding against ADES or any of its Affiliates arising out of or in connection with this Agreement, any of the transactions contemplated herein or any matters forming the basis for such termination, it being understood and agreed, however, that this provision shall in no manner be interpreted or applied such that the payment of Arq Third-Party Expenses pursuant to Section 10.3(c) waives any future right to payment of the Termination Fee pursuant to Section 10.3(b).
(f)If ADES or Arq fails to pay when due any amount payable by it under this Section 10.3, then it shall (i) reimburse Arq or ADES, respectively, for reasonable and documented out-of-pocket costs and expenses (including such fees and disbursements of counsel) incurred by it in connection with the collection of such overdue amount and the enforcement by such Party of its rights under this Section 10.3, and (ii) pay to Arq or ADES, respectively, interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to Arq in full) at a rate per annum equal to the “prime rate” (as published in The Wall Street Journal or any successor thereto) in effect on the date such overdue amount was originally required to be paid.

(g)Each of the Parties acknowledges that (i) the agreements contained in this Section 10.3 are an integral part of the Contemplated Transactions, (ii) without these agreements, the Parties would not enter into this Agreement, (iii) any amount payable pursuant to this Section 10.3 is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the Party in the circumstances in which such amount is payable and (iv) notwithstanding anything to the contrary set forth in this Agreement, but subject to Section 11.4 hereof, Arq’s right to receive payments under Section 10.3(c) and Section 10.3(d) of this Agreement shall constitute the sole and exclusive remedy of Arq, any Arq Associate and their respective Affiliates against any of the Debt Financing Sources and their respective Affiliates for all losses and damages in respect of this Agreement, any debt commitment letter with the Debt Financing Sources relating to the commitment of the Debt Financing Sources or the transactions contemplated hereby or thereby, including any breach hereof or thereof by ADES, the termination of this Agreement or the failure to consummate the transactions contemplated hereby, and upon such termination, none of the Debt Financing Sources or their respective Affiliates shall have any further liability or obligation to Arq, any Arq Associate and their respective Affiliates relating to or arising out of this Agreement, any debt commitment letter with the Debt Financing Sources relating to the commitment of the Debt Financing Sources or the transactions contemplated hereby or thereby.
SECTION 11
MISCELLANEOUS PROVISIONS
11.1Amendment. This Agreement may not be amended except by an instrument in writing signed on behalf of each of Arq and ADES; provided, however, that after any such approval of this Agreement by a Party’s stockholders, no amendment shall be made which by Law requires further approval of such stockholders without the further approval of such stockholders. Notwithstanding anything to the contrary contained herein, no provision of this Agreement to the extent an amendment, supplement, waiver or other modification of such provision would modify the substance of such sections, may be amended, waived, modified or supplemented in any manner to the extent such amendment, waiver, supplement or other modification is adverse to the Debt Financing Sources without the prior written consent of the Debt Financing Sources.
11.2Waiver.
(a)No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.
(b)No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

11.3Entire Agreement; Counterparts; Exchanges by Electronic Transmission. This Agreement and the other agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with its terms. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all Parties by electronic transmission in .PDF format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.
11.4Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws, provided, that, the provisions respecting the implementation, effect and consequence of the Scheme of Arrangement shall be interpreted, construed and governed by and in accordance with the Laws of the Bailiwick of Jersey without regard to the conflicts or choice of law principles thereof with respect to such matters. Notwithstanding anything herein to the contrary, each of the parties hereto agree that any claim, controversy or dispute of any kind or nature (whether based upon contract, tort or otherwise) involving a Debt Financing Source that is in any way related to this Agreement or any of the transactions contemplated by this Agreement, including but not limited to any dispute arising out of or relating in any way to Debt Financing shall be governed by, and construed in accordance with, the laws of the State of New York without regard to conflict of law principles. In any action or proceeding between any of the Parties arising out of or relating to this Agreement or any of the Contemplated Transactions, each of the Parties: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the United States District Court for the District of Delaware; (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 11.4; (c) waives any objection to laying venue in any such action or proceeding in such courts; (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any Party; and (e) agrees that service of process upon such Party in any such action or proceeding shall be effective if notice is given in accordance with Section 11.7 of this Agreement; provided, that, nothing herein shall prevent the implementation and enforcement of the Scheme of Arrangement before the Court and to the extent required by applicable law, the Court shall have exclusive jurisdiction with respect of such matters. Notwithstanding the foregoing, each of the parties hereto agree that it will not, and will not permit its Affiliates to, bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any of the Debt Financing Sources and their respective former, current or future affiliates and their former, current or future general or limited partners, shareholders, directors, officers, managers, employees, members, agents, representatives, controlling persons, advisors or attorneys and any heirs, successors or assigns of any of the foregoing in any way relating to this Agreement or any of the transactions contemplated hereby, including the Debt Financing or the performance thereof, in any forum other than the United States District Court for the Southern District of New York or the Supreme Court of the State of New York, New York County, located in the Borough of Manhattan in the City of New York or, in either case, any appellate court thereof, and agree that the waiver of jury trial set forth in Section 11.5 hereof shall be applicable to any such proceeding.
11.5Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, INCLUDING ANY ACTION, PROCEEDING OR COUNTERCLAIM AGAINST ANY DEBT FINANCING SOURCE. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.5.
11.6Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of a Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Parties, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such Party without the other Parties’ prior written consent shall be void and of no effect.
11.7Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (b) upon delivery in the case of delivery by hand, or (c) on the date delivered in the place of delivery if sent by email (with a written or electronic confirmation of delivery) prior to 5:00 p.m. New York City time, otherwise on the next succeeding Business Day, in each case to the intended recipient as set forth below:
if to ADES:

Advanced Emissions Solutions, Inc.
8051 E. Maplewood Avenue, Suite 210
Greenwood Village, CO 80111
USA
Attn: Mr. Clay Smith
Email: Clay.Smith@ada-cs.com
with a copy to (which shall not constitute notice):

Gibson, Dunn & Crutcher LLP
2001 Ross Avenue, Suite 2100
Dallas, TX 75201
USA
Attn: Jonathan M. Whalen
Email: JWhalen@gibsondunn.com
if to Arq:

Arq Limited
30A Brook Street
London W1K 5DJ
United Kingdom
Attn: Mr. Julian McIntyre
Email: julian@arq.com
with a copy to (which shall not constitute notice):

Carter Ledyard & Milburn LLP
2 Wall Street
New York, NY 10005
Attn: Guy P. Lander, Esq.
Email: lander@clm.com
And to:

Arq LLC
Attn: Jill Bruner, Counsel
120 Prosperous Place
Suite 100
Lexington, KY 40509
Email: jill.bruner@arq.com
11.8Cooperation. Each Party agrees to cooperate fully with the other Party and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other Party to evidence or reflect the Contemplated Transactions and to carry out the intent and purposes of this Agreement.
11.9Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.
11.10Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any Party does not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breaches such provisions. Accordingly, the Parties acknowledge and agree that the Parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other Party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.
11.11No Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties and the D&O Indemnified Parties to the extent of their respective rights pursuant to Section 6.8) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; provided, however, that the Debt Financing Sources shall be intended third-party beneficiaries of, and may enforce Section 10.3(g), Section 11.1, Section 11.3, Section 11.4, Section 11.5 and Section 11.10.
11.12No Recourse. This Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the entities that are expressly identified as Parties hereto.
11.13Construction.
(a)References to “cash,” “dollars” or “$” are to U.S. dollars.
(b)For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.
(c)The Parties have participated jointly in the negotiating and drafting of this Agreement and agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

(d)As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”
(e)The use of the word “or” shall not be exclusive.
(f)Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits and Schedules to this Agreement, respectively.
(g)Any reference to legislation or to any provision of any legislation shall include any modification, amendment, re-enactment thereof, any legislative provision substituted therefore and all rules, regulations, and statutory instruments issued or related to such legislations.
(h)The bold-faced headings and table of contents contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.
(i)The Parties agree that each of the ADES Disclosure Schedule and the Arq Disclosure Schedule shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in this Agreement. The disclosures in any section or subsection of the Arq Disclosure Schedule or the ADES Disclosure Schedule shall qualify other sections and subsections in this Agreement to the extent it is readily apparent on its face from a reading of the disclosure that such disclosure is applicable to such other sections and subsections.
(j)Each of “delivered” or “made available” means, with respect to any documentation, that prior to 11:59 p.m. (New York City time) on the date that is two calendar days prior to the date of this Agreement a copy of such material has been posted to and made available by a Party to the other Party and its Representatives in the electronic data room maintained by such disclosing Party.
(k)Whenever the last day for the exercise of any privilege or the discharge of any duty hereunder shall fall upon a Saturday, Sunday, or any date on which banks in New York, New York are authorized or obligated by Law to be closed, the Party having such privilege or duty may exercise such privilege or discharge such duty on the next succeeding day which is a regular Business Day.
(l)The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with the provisions of this Agreement without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely on the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.
(Remainder of page intentionally left blank)

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

Advanced Emissions Solutions, Inc.

By:	/s/ Greg Marken
Name:	Greg Marken
Title:	Chief Executive Officer

Elbert Holdings, Inc.

By:	/s/ Greg Marken
Name:	Greg Marken
Title:	Chief Executive Officer

Elbert Merger Sub 1, Inc.

By:	/s/ Greg Marken
Name:	Greg Marken
Title:	Chief Executive Officer

Arq Limited

By:	/s/ Julian McIntyre
Name:	Julian McIntyre
Title:	Director

EXHIBIT A
CERTAIN DEFINITIONS
(a) For purposes of this Agreement (including this Exhibit A):
“Acquisition Inquiry” means, with respect to a Party, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by the Arq any of its Affiliates, on the one hand, or ADES or any of its Affiliates, on the other hand, to the other Party) that would reasonably be expected to lead to an Acquisition Proposal.
“Acquisition Proposal” means, with respect to a Party, any offer or proposal, whether written or oral (other than an offer or proposal made or submitted by or on behalf of Arq or any of its Affiliates, on the one hand, or by or on behalf of ADES or any of its Affiliates, on the other hand, to the other Party) contemplating or otherwise relating to any Acquisition Transaction with such Party.
“Acquisition Transaction” means any transaction or series of related transactions involving:
(a)    any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which a Party is a constituent entity; (ii) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of a Party or any of its Subsidiaries; or (iii) in which a Party or any of its Subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of such Party or any of its Subsidiaries; or
(b)    any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated book value or the fair market value of the assets of a Party and its Subsidiaries, taken as a whole.
“ADES Associate” means any current or former officer or director of ADES.
“ADES Balance Sheet” means the unaudited balance sheet of ADES as of June 30, 2022, included in ADES’ Report on Form 10-Q for the quarterly period ended June 30, 2022, as filed with the SEC.
“ADES IP Rights” means all Intellectual Property owned by, licensed to, or controlled by ADES that is necessary for or used in the business of ADES as presently conducted.
“ADES IP Rights Agreement” means any Contract governing, related to or pertaining to any ADES IP Rights.
“ADES Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of a ADES Material Adverse Effect, has or would reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise), assets, liabilities or results of operations of ADES and its Subsidiaries taken as a whole; provided, however, that Effects arising or resulting from the following shall not be taken into account in determining whether there has been a ADES Material Adverse Effect: (i) general business or economic conditions affecting the industry in which ADES or its Subsidiaries operate, (ii) acts of war, armed hostilities or terrorism, natural or manmade disasters or calamities, epidemics and pandemics (including, for the avoidance of doubt, COVID-19 and any COVID-19 Measures), or any escalation or worsening of such conditions, (iii) changes generally affecting the economy, financial or securities markets, (iv) compliance with, or the taking of any action required to be taken by, this Agreement, (v) any change in the stock price or trading volume of ADES Common Stock, (vi) any failure, in and of itself, by ADES or its Subsidiaries to meet any financial projections or forecasts or estimates of revenues, earnings or other financial metrics (it being understood, however, that with respect to the foregoing clauses (v) and (vi), any Effect causing or contributing to (1) any change in stock price or trading volume of ADES Common Stock or (2) any failure to meet any financial projections or forecasts or estimates of revenues, earnings or other financial metrics may be taken into account in determining whether a ADES Material Adverse Effect has occurred, unless such Effects are otherwise excepted from this definition), or (vii) the announcement of this Agreement or the pendency of the Contemplated Transactions (provided, however, that the exceptions in this clause (vii) shall not apply to any representation or warranty contained in Section 4.5 to the extent that the purpose of such representation or warranty (or portion thereof) is to address the consequences resulting from the execution and delivery of this Agreement or the performance of obligations or satisfaction of conditions under this Agreement), or (viii) any changes after the date of this Agreement in applicable Law (or authoritative interpretations thereof), except in each case with respect to clauses (i), (ii), (iii), or (viii), to the extent that such Effect has a disproportionate adverse effect on ADES, or its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which ADES or its Subsidiaries operate, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether a ADES Material Adverse Effect has occurred.
“ADES Most Recent Balance Sheet” means ADES’ consolidated balance sheet as of June 30, 2022.
“ADES Registered IP” means all ADES IP Rights that are owned by or exclusively licensed to ADES or its Subsidiaries that are registered, filed or issued under the authority of, with or by any Governmental Body, including all Patents, registered Copyrights, and registered Trademarks (including domain names) and all applications for any of the foregoing.
“Affiliate” of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise. For purposes of this Agreement, neither Highview nor any Tinuum Entity is an Affiliate of ADES or any of its Subsidiaries.
“Arq Associate” means, as respect to Arq, any current or former employee, independent contractor, officer or director of Arq or its respective Subsidiaries.
“Arq Exchange Ratio” means a number of shares of New ADES Common Stock equal to the quotient obtained by dividing (i) 19,279,235 by (ii) the total number of outstanding Arq Ordinary Shares at the Scheme of Arrangement Effective Time (after giving effect to (a) the conversion of all Arq Preferred Shares into Arq Ordinary Shares, (b) the conversion of each Arq Option with an exercise price equal to $0.00 into one Arq Ordinary Share, (c) the cancellation of all existing Arq Options with an exercise price greater than $0.00, and (d) the cancellation of all Arq Warrants).
“Arq GM” means the general meeting of the Arq Shareholders (and any adjournment or postponement thereof) to be convened in connection with the Scheme of Arrangement, expected to be convened as promptly as reasonably practicable after the Scheme Meeting shall have been concluded or adjourned or postponed (it being understood that if the Scheme Meeting is adjourned or postponed, the Arq GM shall be correspondingly adjourned or postponed).
“Arq Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of a Arq Material Adverse Effect, has or would reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise), assets, liabilities or results of operations of Arq and its Subsidiaries taken as a whole; provided, however, that Effects arising or resulting from the following shall not be taken into account in determining whether there has been an Arq Material Adverse Effect: (i) general business or economic conditions affecting the industry in which Arq or its Subsidiaries operate, (ii) acts of war, armed hostilities or terrorism, natural or manmade disasters or calamities, epidemics and pandemics (including, for the avoidance of doubt, COVID-19 and any COVID-19 Measures), or any escalation or worsening of such conditions, (iii) changes generally affecting the economy, financial or securities markets, (iv) compliance with, or the taking of any action required to be taken by, this Agreement, (v) any failure, in and of itself, by Arq or its Subsidiaries to meet any financial projections or forecasts or estimates of revenues, earnings or other financial metrics (it being understood, however, that any Effect causing or contributing to any failure to meet any financial projections or forecasts or estimates of revenues, earnings or other financial metrics may be taken into account in determining whether an Arq Material Adverse Effect has occurred, unless such Effects are otherwise excepted from this definition), or (vi) the announcement of this Agreement or the pendency of the Contemplated Transactions (provided, however, that the exceptions in this clause (vi) shall not apply to any representation or warranty contained in Section 3.4 to the extent that the purpose of such representation or warranty (or portion thereof) is to address the consequences resulting from the execution and delivery of this Agreement or the performance of obligations or satisfaction of conditions under this Agreement), or (vii) any changes after the date of this Agreement in applicable Law (or authoritative interpretations thereof), except in each case with respect to clauses (i), (ii), (iii), or (vii), to the extent that such Effect has a disproportionate adverse effect on Arq, or its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which Arq or its Subsidiaries operate, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether a Arq Material Adverse Effect has occurred.
“Arq Shareholder Approval” means (i) the approval of the Scheme of Arrangement by a resolution of a majority in number of the Arq Shareholders representing three-fourths (75%) or more of the voting rights of the Arq Shareholders, in each case present and voting either in person or by proxy, at the Scheme Meeting (or at any adjournment or postponement of such meeting) and (ii) the Arq Shareholder Resolutions being duly passed by the requisite majority of Arq Shareholders at the Arq GM (or at any adjournment or postponement of such meeting).
“Arq Shareholder Resolutions” means the resolutions to alter Arq’s Organizational Documents and such other matters as may be necessary to facilitate the implementation of the Contemplated Transactions and/or the Scheme of Arrangement.
“Arq Shareholders” means a holder of Arq Shares from time to time.

“Arq Shares” means the Arq Ordinary Shares.
“Arq Transaction Consideration” means 19,279,235 shares of New ADES Common Stock.
“Business Data” means all business information and all personally-identifying information and data (whether of employees, contractors, consultants, customers, consumers, or other Persons and whether in electronic or any other form or medium) that is accessed, collected, used, processed, stored, shared, distributed, transferred, disclosed, destroyed, or disposed of by any of either Arq’s or ADES’ Business Systems.
“Business Day” means any day other than a Saturday, Sunday or other day on which banks in New York, New York are authorized or obligated by Law to be closed.
“Business Systems” means all software, computer hardware (whether general or special purpose), electronic data processing, information, record keeping, communications, telecommunications, networks, interfaces, platforms, servers, peripherals, and computer systems, including any outsourced systems and processes that are owned or used by or for Arq or ADES, respectively, in the conduct of its business.
“Cash” means all (a) cash and cash equivalents, and (b) marketable securities, in each case, determined in accordance with GAAP, consistently applied, provided, however, the amount required to be paid by ADES to bind the D&O Tail Policy shall be included in the calculation of ADES’ Cash.
“Closing Date Transactions” means the ADES Merger, the Arq Share Acquisition, the Scheme of Arrangement and the other transactions contemplated by this Agreement.
“Code” means the Internal Revenue Code of 1986, as amended.
“Companies Law” means the Companies (Jersey) Law 1991.
“Company IP Rights” means all Intellectual Property owned by, licensed to, or controlled by Arq or any of its Subsidiaries that is necessary for or used in the Arq Business.
“Company IP Rights Agreement” means any Contract governing, related to or pertaining to any Company IP Rights.
“Company Registered IP” means all Company IP Rights that are owned by or exclusively licensed to Arq or its respective Subsidiaries that are registered, filed or issued under the authority of, with or by any Governmental Body, including all Patents, registered Copyrights, and registered Trademarks (including domain names) and all applications for any of the foregoing.
“Confidentiality Agreement” means the Confidentiality Agreement, dated as of August 17, 2021, as amended to date, by and between Arq and ADES.
“Consent” means any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).
“Contemplated Transactions” means the ADES Merger, Arq Share Acquisition, the Scheme of Arrangement and the other transactions contemplated by this Agreement.

“Contract” means, with respect to any Person, any agreement, contract, subcontract, lease (whether for real or personal property), mortgage, license, sublicense or other legally binding commitment or undertaking of any nature to which such Person is a party or by which such Person or any of its assets are bound or affected under applicable Law, whether written or oral.
“COVID-19” means SARS-CoV-2 or COVID-19, and any variants or evolutions thereof or related or associated epidemics, pandemics or disease outbreaks.
“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Law, directive, guideline or recommendation by any Governmental Body or public health agency in connection with or in response to COVID-19, including the Coronavirus Aid, Relief, and Economic Security Act and all guidelines and requirements of the Occupational Safety and Health Administration and the Centers for Disease Control and Prevention, such as social distancing, cleaning, and other similar or related measures.
“Data Security Requirements” means, collectively, all of the following to the extent relating to Data Treatment or otherwise relating to privacy, security, or security breach notification requirements and applicable to Arq or ADES, to the conduct of the applicable business, or to any of the Business Systems or any Business Data: (i) ADES’ or Arq’s, as applicable, own rules, policies, and procedures; (ii) all applicable laws, rules and regulations; (iii) industry standards applicable to the industry in which the applicable business operates (including, if applicable, the Payment Card Industry Data Security Standard (PCI DSS)); and (iv) contracts into which either Arq or ADES has entered or by which it is otherwise bound.
“Data Treatment” means the access, collection, use, processing, storage, sharing, distribution, transfer, disclosure, security, destruction, or disposal of any personal, sensitive, or confidential information or data (whether in electronic or any other form or medium), including any personal information protected under applicable laws, rules, or regulations.
“Debt Financing Sources” means the agents, arrangers, lenders and other similar entities that have committed to provide or arrange the Debt Financing (including the parties to any joinder agreements, credit agreements or other definitive agreements relating thereto) in connection with the transactions contemplated hereby, together with their respective Affiliates and such entities’ (and their respective Affiliates’) officers, directors, employees, attorneys, advisors, agents and representatives involved in the Debt Financing and their successors and permitted assigns.
“DGCL” means the General Corporation Law of the State of Delaware.
“Effect” means any effect, change, event, circumstance, or development.
“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, lease, license, option, easement, reservation, servitude, adverse title, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction or encumbrance of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).
“Enforceability Exceptions” means the (a) Laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (b) rules of law governing specific performance, injunctive relief and other equitable remedies (whether considered in a proceeding at Law or in equity).
“Entity” means any corporation (including any non-profit corporation), partnership (including any general partnership, limited partnership or limited liability partnership), joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity, and each of its successors.
“Environmental Law” means any federal, state, local or foreign Law relating to pollution or protection of human health (as it relates to exposure to Hazardous Materials) or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any Law or regulation relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” with respect to ADES or Arq as the context requires, means any corporation or trade or business (whether or not incorporated) which is (or at any relevant time was) treated with ADES or Arq as a single employer within the meaning of Section 414(b), (c), (m), or (o) of the Code.
“Exchange Act” means the Securities Exchange Act of 1934.
“Fully Diluted Arq Share Number” shall mean the number of shares, without duplication, equal to the total number of Arq Ordinary Shares outstanding immediately prior to the Scheme of Arrangement Effective Time, plus the total number of shares of Arq Ordinary Shares issuable upon the exercise of Arq Options.
“GAAP” means generally accepted accounting principles and practices in effect from time to time within the United States applied consistently throughout the period involved, or IFRS.
“Governmental Authorization” means any: (a) permit, license, certificate, franchise, permission, variance, exception, order, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Law; or (b) right under any Contract with any Governmental Body.
“Governmental Body” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, bureau, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal, and for the avoidance of doubt, any taxing authority); or (d) self-regulatory organization (including Nasdaq).
“Hazardous Materials” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Law, including without limitation, crude oil or any fraction thereof, and petroleum products or by-products, 1,4-Dioxane, per- and polyfluoroalkyl substances, polychlorinated biphenyls, and friable asbestos.
“Highview” means Highview Enterprises Limited, a limited company organized in the United Kingdom.
“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board, as in effect from time to time applied consistently throughout the periods involved.
“Incentive Plans” means (i) the 2018 Omnibus Incentive Plan and (ii) the 2022 Omnibus Incentive Plan.
“Indebtedness” of any Person shall mean, without duplication, and as determined in accordance with GAAP: (a) indebtedness for borrowed money or indebtedness issued or incurred in substitution or exchange for indebtedness for borrowed money or the deferred purchase price of products or services, (b) indebtedness evidenced by any note, bond, debenture, mortgage or other debt instrument or debt security, (c) all obligations as lessee that would be required to be capitalized in accordance with GAAP or (d) any unpaid interest, fees, expenses, prepayment, charges or premium owing by such Person with respect to any indebtedness of a type described herein; provided, that Indebtedness shall not include liabilities, operating leases, accrued expenses and the endorsement of negotiable instruments for collection in the Ordinary Course of Business.
“Intellectual Property” means any and all intellectual and industrial property rights and other similar proprietary rights, in any jurisdiction throughout the world, whether registered or unregistered, including all rights pertaining to or deriving from: (a) patents and patent applications, (including any and all provisionals, continuations, continuations-in-part, continued prosecution, divisionals and patents of addition; requests for, and grants of, continued examination, extensions, supplemental protection certificates, re-examinations, post-grant confirmations or amendments, counterparts claiming priority from, or reissues of, any of the foregoing; and any patents or patent applications that claim priority to or from any of the foregoing) and all rights to claim priority arising from or related to any of the foregoing (collectively, “Patents”); (b) inventions, invention disclosures, discoveries and improvements, whether or not patentable; (c) copyrights and works of authorship, whether or not copyrightable (“Copyrights”); (d) computer software and firmware, including data files, source code, object code and software-related specifications and documentation; (e) trademarks, trade names, service marks, certification marks, service names, brands, trade dress and logos, applications therefore, and the goodwill associated therewith (collectively, “Trademarks”); (f) trade secrets (including those trade secrets defined in the Uniform Trade Secrets Act and under corresponding foreign statutory Law and common law) ( “Trade Secrets”), non-public information, and confidential information, know-how, business and technical information, and rights to limit the use or disclosure thereof by any Person; (g) mask works; (h) domain names; (i) proprietary databases and data compilations and all documentation relating to the foregoing; and, including in each case any and all (1) rights under which an employee, inventor, author or other person is obligated to assign ownership any of the foregoing; (2) registrations of, applications to register, and renewals of, any of the foregoing with or by any Governmental Body in any jurisdiction throughout the world, (3) rights of action arising from the foregoing, including all claims for damages by reason of present, past and future infringement, misappropriation, violation misuse or breach of contract in respect of the foregoing, and present, past and future rights to sue and collect damages or seek injunctive relief for any such infringement, misappropriation, violation, misuse or breach; and (4) income, royalties and any other payments now and hereafter due and/or payable in respect of the foregoing.

“IRS” means the United States Internal Revenue Service.
“Key Employee” means, with respect to Arq or ADES, an executive officer of such Party or any employee of such Party that reports directly to the board of directors of such Party or to the Chief Executive Officer or Chief Operating Officer of such Party.
“Knowledge” means (a) with respect to Arq, the actual knowledge of the individuals listed in Exhibit A to the Arq Disclosure Schedules, after due inquire by each such individual of each such individual’s direct reports who would reasonably be expected to have actual knowledge of the matter in question and (b) with respect to the ADES and its Subsidiaries, the actual knowledge of the individuals listed in Exhibit A to the ADES Disclosure Schedules, after due inquire by each such individual of each such individual’s direct reports who would reasonably be expected to have actual knowledge of the matter in question.
“Law” means any federal, state, national, foreign, material local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, order, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (including under the authority of Nasdaq or the Financial Industry Regulatory Authority).
“Merger Statutes” means the DGCL.
“Most Recent Balance Sheet” means the unaudited balance sheet for Arq as of most recent month end of financials.
“Nasdaq” means the Nasdaq Stock Market, including the Nasdaq Global Select Market or such other Nasdaq market on which shares of ADES Common Stock are then listed.
“Ordinary Course of Business” means, in the case of each of Arq and ADES, such actions taken in the ordinary course of its normal operations and consistent with its past practices.
“Organizational Documents” means, with respect to any Person (other than an individual), (a) the certificate or articles of association or incorporation or organization or limited partnership or limited liability company, and any joint venture, limited liability company, operating or partnership agreement and other similar documents adopted or filed in connection with the creation, formation or organization of such Person and (b) all bylaws, regulations and similar documents or agreements relating to the organization or governance of such Person, in each case, as amended or supplemented.
“Party” or “Parties” means Arq, New ADES, ADES and Merger Sub.
“Permitted Encumbrance” means those liens described on Section 1.1 of the ADES Disclosure Schedule and: (a) any liens for current Taxes not yet delinquent or for Taxes that are being contested in good faith and for which adequate reserves have been made on the Arq Financial Statements, or in the ADES Financial Statements, as applicable; (b) any liens reflected in the Arq Financial Statements or in the ADES Financial Statements, as applicable; (c) minor liens that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the assets or properties subject thereto or materially impair the operations of any of Arq or ADES, as applicable; (d) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements; (e) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Law; (f) imperfections or irregularities of title and other liens that would not, individually or in the aggregate, reasonably be expected to materially interfere with the operations of the business of Arq or ADES, as applicable, and its Subsidiaries taken as a whole as currently conducted; (g) zoning, planning, public rights of way, and other similar governmental limitations and restrictions, and all rights of any Governmental Body to regulate any property; (h) any purchase money lien arising in the Ordinary Course of Business on property other than real property; (i) any liens the existence of which are disclosed in the notes to the consolidated financial statements of ADES included in the ADES SEC Documents, and (j) non-exclusive licenses of Intellectual Property granted by any of Arq or ADES, as applicable, in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the Intellectual Property subject thereto; (k) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies, to the extent that such liens have not attached or been perfected; and (l) any such matters of record, liens (other than liens securing Indebtedness for borrowed money) and other imperfections of title that do not, individually or in the aggregate, materially impair the continued ownership, use and operation of the assets to which they relate in the business of the Arq or ADES, as applicable, and its Subsidiaries as currently conducted.
“Person” means any individual, Entity or Governmental Body.
“Privacy Laws” means all applicable Laws relating to privacy, data protection and security, export, transfer and the collection and use of personal information.
“Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.
“Representatives” means directors, officers, employees, agents, attorneys, accountants, investment bankers, advisors and representatives.
“Scheme Meeting” means such meeting(s) of the Arq Shareholders as the Court may direct in relation to the Scheme of Arrangement.
“SEC” means the United States Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933, as amended.
“Scheme of Arrangement” means the proposed scheme of arrangement of Arq under Part 18A of the Companies Law to effect the Contemplated Transactions pursuant to this Agreement, in all material respects in a form consistent with the terms set forth in this Agreement and mutually acceptable to ADES and Arq.
“Subsidiary” of any Person means an Entity that, directly or indirectly, owns or purports to own, beneficially or of record, (a) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body, or (b) at least 50% of the outstanding equity, voting, beneficial or financial interests in such Entity. For purposes of this Agreement, no Tinuum Entity is a Subsidiary of ADES or any of its Subsidiaries.
“Takeover Statute” means any “fair price,” “moratorium,” “control share acquisition,” “interested stockholder” or other similar anti-takeover Law applicable to this Agreement.
“Tax” means any federal, state, local, foreign or other tax, including any income, capital gain, gross receipts, capital stock, profits, transfer, estimated, registration, stamp,

premium, escheat, unclaimed property, customs duty, ad valorem, occupancy, occupation, alternative, add-on, windfall profits, value added, severance, property, business, production, sales, use, license, excise, franchise, employment, payroll, social security, disability, unemployment, workers’ compensation, national health insurance, withholding or other taxes, duties, fees, assessments or governmental charges, surtaxes or deficiencies thereof of any kind whatsoever, however denominated, and including any fine, penalty, addition to tax or interest imposed by a Governmental Body with respect thereto.
“Tax Return” means any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document, and any amendment or supplement to any of the foregoing, filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Law relating to any Tax.
“Tax Sharing Agreement” means any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement, or similar agreement or arrangement other than customary commercial Contracts entered into in the Ordinary Course of Business the principal subject matter of which is not Taxes.
“Tinuum Entities” means Tinuum Group, LLC, Tinuum Services, LLC, GWN Manager, LLC and each of their respective Subsidiaries.
“Treasury Regulations” means the United States Treasury regulations promulgated under the Code.
“Willful and Material Breach” means a material breach of any covenant or agreement set forth in this Agreement that is a consequence of a deliberate act or omission undertaken by the breaching Party with actual knowledge that the taking of such act, or the omission of such act, constitutes a material breach of this Agreement.
(b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
ADES	Preamble
ADES All Stock Conversion Factor	2.1(a)(i)(B)
ADES Benefit Plan	4.19(a)
ADES Board	Recitals
ADES Board Recommendation	6.3(b)
ADES Board Resolutions	4.3(a)
ADES Business	4.5(b)
ADES Cancelled Shares	2.1(c)
ADES Certificates	2.2(d)
ADES Combination Consideration	2.1(a)(i)(A)
ADES Combination Election	2.1(a)(i)(A)
ADES Combination Election Shares	2.1(a)(i)(A)
ADES Common Stock	4.6(a)
ADES Disclosure Schedule	Section 4

ADES Election	2.2(a)
ADES Election Deadline	2.2(d)
ADES Election Period	2.2(c)
ADES Equity Award	2.1(e)
ADES Excess Shares	2.3(e)
ADES Exchange Fund	2.3(a)
ADES Form of Election	2.2(c)
ADES Fractional Share Trust	2.3(e)
ADES Full Financing Merger Consideration	2.1(a)(i)(B)
ADES Holder	2.2
ADES Material Contracts	4.13(a)
ADES Merger	Recitals
ADES Merger Effective Time	1.4
ADES Non-Election Share	2.1(a)(i)(C)
ADES Preferred Stock	4.6(a)
ADES Real Estate Leases	4.11
ADES SEC Documents	4.27(a)
ADES Stock Consideration	2.1(a)(i)(B)
ADES Stock Election	2.1(a)(i)(B)
ADES Stock Election Shares	2.1(a)(i)(B)
ADES Stock Plan	4.6(c)
ADES Stockholder Approval	4.3(a)
ADES Stockholder Matters	4.3(a)
ADES Stockholders’ Meeting	6.3(a)
ADES Surviving Corporation	1.1
ADES Third-Party Expenses	Section 10.3(d)
ADES Uncertificated Shares	2.2(d)
Adverse Recommendation Change	5.4(c)
Agreement	Preamble
Alternative Acquisition Agreement	5.4(c)
Anti-Bribery Laws	3.22
Arq	Preamble
Arq $0.001 Ordinary Shares	3.5(a)
Arq $0.10 Ordinary Shares	3.5(a)
Arq Benefit Plan	3.17(a)
Arq Board	Recitals
Arq Board Recommendation	Recitals
Arq Book-Entry Shares	2.5(c)(ii)
Arq Business	3.4(b)
Arq Certificates	2.5(c)(ii)
Arq Company	3.12(a)

Arq Disclosure Schedule	Section 3
Arq Excess Shares	2.6(b)
Arq Exchange Fund	2.5(c)(i)
Arq Financial Statements	3.6(a)
Arq Fractional Share Trust	2.6(b)
Arq Interim Financial Statements	6.16
Arq Material Contracts	3.12(a)
Arq Options	3.5(b)
Arq Ordinary Shares	3.6(a)
Arq Preferred Shares	3.5(a)
Arq Real Estate Leases	3.1
Arq Series B Preferred Shares	3.6(a)
Arq Series C Preferred Shares	3.6(a)
Arq Share Acquisition	Recitals
Arq Third-Party Expenses	Section 10.3(b)(iv)
Arq Warrants	3.5(b)
Certificate of Merger	1.4
Closing	1.3
Closing Date	1.3
Court	1.4
Court Documentation	6.4(a)(vi)
Court Order	1.4
D&O Indemnified Parties	6.8(a)
D&O Tail Policy	6.8(d)
Debt Financing	Recitals
End Date	10.1(b)
Exchange Agent	2.2(b)
Form S-4	6.1(a)
Forms of Proxy	6.4(a)(vi)
HSR Act	3.4
Initial End Date	10.1(b)
Intended Tax Treatment	6.10(a)(i)
Investor Agreements	3.19(b)
Liability	3.9
Material Customers	3.14(a)
Material Suppliers	3.14(a)
Merger Sub	Preamble
New ADES	Preamble
New ADES Bylaws	1.4
New ADES Charter	1.4
New ADES Common Stock	Recitals

New ADES Scheme Share Issuance	1.2
Pipe Commitment Amount	Recitals
Pipe Investment	Recitals
PIPE Investors	Recitals
Pre-Closing Period	5.1(a)
Proxy Statement/Prospectus	6.1(a)
Registrations	3.13(b)
Risk Factors	Section 4
Scheme Document	6.4(a)(ii)
Scheme of Arrangement Effective Time	1.4
Scheme Supplemental Document	6.4(a)(vi)
Subscription Agreements	Recitals
Termination Fee	10.3(b)(iii)
Voting and Lock Up Agreement	Recitals

EXHIBIT B

Exhibit C
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
ADVANCED EMISSIONS SOLUTIONS, INC.
Advanced Emissions Solutions, Inc. (the “Corporation”) was incorporated under the laws of the State of Delaware on August 12, 2022.
ARTICLE I
NAME
The name of the Corporation is Advanced Emissions Solutions, Inc.
ARTICLE II
REGISTERED OFFICE
The address of the Corporation’s registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, 19801. The name of its registered agent is The Corporation Trust Company.
ARTICLE III
PURPOSE
The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”).
ARTICLE IV
AUTHORIZED CAPITAL STOCK
The total number of shares of common stock which the Corporation is authorized to issue is 125,000,000 at a par value of $.001 per share (the “Common Stock”) and the total number of shares of preferred stock which the corporation is authorized to issue is 50,000,000 at a par value of $.001 per share (“Preferred Stock”).
The board of directors is hereby expressly authorized to provide, out of the unissued shares of Preferred Stock, for one or more series of Preferred Stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers, if any, of the shares of such series, and the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series. The powers, preferences and relative, participating, optional and other special rights of each series of Preferred Stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.
Except as otherwise provided by law or by the resolution or resolutions adopted by the board of directors designating the rights, powers and preferences of any series of Preferred Stock, the Common Stock shall have the exclusive right to vote for the election of directors and for all other purposes. Each share of Common Stock shall have one vote on each matter properly submitted to the stockholders of the Corporation for their vote, and the holders of the Common Stock shall vote together as a single class; provided, however, that, except as otherwise required by law, holders of Common Stock shall not be entitled to vote on any amendment to this certificate of incorporation (including certificates of designations filed with the Secretary of State of the State of Delaware from time to time, the “Certificate of Incorporation”) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon pursuant to the Certificate of Incorporation.
ARTICLE V
CERTAIN DEFINITIONS
(a)“affiliate” means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another person
(b)“associate” when used to indicate a relationship with any person, means: (i) any corporation, partnership, unincorporated association or other entity of which such person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of voting stock; (ii) any trust or other estate in which such person has at least a 20% beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity; and (iii) any relative or spouse of such person, or any relative of such spouse, who has the same residence as such person.
(c)“business combination” when used in reference to the Corporation and any interested stockholder of the Corporation, means:
(i)any merger or consolidation of the Corporation or any direct or indirect majority-owned subsidiary of the Corporation (A) with the interested stockholder, or (B) with any other corporation, partnership, unincorporated association or other entity if the merger or consolidation is caused by the interested stockholder and as a result of such merger or consolidation Section 6.2 is not applicable to the surviving entity;
(ii)any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a stockholder of the Corporation, to or with the interested stockholder, whether as part of a dissolution or otherwise, of assets of the Corporation or of any direct or indirect majority-owned subsidiary of the Corporation which assets have an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the Corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the Corporation;
(iii)any transaction which results in the issuance or transfer by the Corporation or by any direct or indirect majority-owned subsidiary of the Corporation of any stock of the Corporation or of such subsidiary to the interested stockholder, except: (A) pursuant to the exercise, exchange or conversion of the securities exercisable for, exchangeable for or convertible into stock of the Corporation or any subsidiary which securities were outstanding prior to the time that the interested stockholder became such; (B) pursuant to a merger under Section 251(g) of the DGCL; (C) pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the Corporation or any such subsidiary which security is distributed, pro rata to all holders of a class or series of stock of the Corporation subsequent to the time the interested stockholder became such; (D) pursuant to an exchange offer by the Corporation to purchase stock made on the same terms to all holders of said stock; or (E) any issuance or transfer of stock by the Corporation; provided, however, that in no case under items (C)-(E) of this subsection (iii) shall there be an increase in the interested stockholder’s proportionate share of the stock of any class or series of the Corporation or the voting stock of the Corporation (except as a result of immaterial changes due to fractional share adjustments);
(iv)any transaction involving the Corporation or any direct or indirect majority-owned subsidiary of the Corporation which has the effect, directly or indirectly, of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the Corporation or of any such subsidiary which is owned by the interested stockholder, except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares of stock not caused, directly or indirectly, by the interested stockholder; or
(v)any receipt by the interested stockholder of the benefit, directly or indirectly (except proportionately as a stockholder of the Corporation), of any loans, advances, guarantees, pledges, or other financial benefits (other than those expressly permitted in items (i)-(iv) of subsection (c) of this definition) provided by or through the Corporation or any direct or indirect majority-owned subsidiary.
(d)“control,” including the terms “controlling,” “controlled by” and “under common control with” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting stock, by contract, or otherwise. A person who is the owner of 20% or more of the outstanding voting stock of any corporation, partnership, unincorporated association or other entity shall be presumed to have control of such entity, in the absence of proof by a preponderance of the evidence to the contrary. Notwithstanding the foregoing, a presumption of control shall not apply where such person holds voting stock, in good faith and not for the purpose of circumventing Section 6.2, as an agent, bank, broker, nominee, custodian or trustee for one or more owners who do not individually or as a group (as such term is used in Rule 13d-5 promulgated under the Exchange Act as such rule is in effect as of the date of this Certificate of Incorporation) have control of such entity.
(e)“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.
(f)“interested stockholder” means any person (other than the Corporation or any direct or indirect majority-owned subsidiary of the Corporation) that (i) is the owner of 15% or more of the outstanding voting stock of the Corporation, or (ii) is an affiliate or associate of the Corporation and was the owner of 15% or more of the outstanding voting stock of the Corporation at any time within the three year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder, and the affiliates and associates of such person; provided, however, that the term “interested stockholder” shall in no case include or be deemed to include (1) the Principal Holders, or (2) any person whose ownership of shares in excess of the 15% limitation set forth herein is the result of any action taken solely by the Corporation; provided, that such person specified in this clause (2) shall be an interested stockholder if thereafter such person acquires additional shares of voting stock of the Corporation, except as a result of further corporate action not caused, directly or indirectly, by such person. For the purpose of determining whether a person is an interested stockholder, the voting stock of the Corporation deemed to be outstanding shall include voting stock deemed to be owned by the person through application of the definition of “owner” below but shall not include any other unissued stock of the Corporation which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.
(g)“owner,” including the terms “own” and “owned,” when used with respect to any stock, means a person that individually or with or through any of its affiliates or associates:
(i)beneficially owns such stock, directly or indirectly; or
(ii)has (A) the right to acquire such stock (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants, options, or otherwise; provided, however, that a person shall not be deemed the owner of stock tendered pursuant to a tender or exchange offer made by such person or any of such person’s affiliates or associates until such tendered stock is accepted for purchase or exchange; or (B) the right to vote such stock pursuant to any agreement, arrangement or understanding; provided, however, that a person shall not be deemed the owner of any stock because of such person’s right to vote such stock if the agreement, arrangement or understanding to vote such stock arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to ten or more persons; or
(A)h    as any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in item (B) of subsection (ii) of this definition), or disposing of such stock with any other person that beneficially owns, or whose affiliates or associates beneficially own, directly or indirectly, such stock.
(h)“person” means any individual, corporation, partnership, unincorporated association or other entity.
(i)“Principal Holders” means York Global Finance 48, LLC, York Global Finance 47, LLC, YGF 100 LP, York European Distressed Credit Fund II LP, Dinan Management LP, Schwartz Management LLC, York Distressed Asset Fund IV LP, Exuma Capital LP, and their respective affiliates and their respective successors; provided, however, that the term “Principal Holders” shall not include the Corporation or any of the Corporation’s direct or indirect subsidiaries.
(j)“stock” means, with respect to any corporation, capital stock and, with respect to any other entity, any equity interest.
(k)“voting stock” means stock of any class or series entitled to vote generally in the election of directors and, with respect to any entity that is not a corporation, any equity interest entitled to vote generally in the election of the governing body of such entity. Every reference herein to a percentage of voting stock shall refer to such percentage or other proportion of votes of such voting stock.

ARTICLE VI
HIGHER VOTE REQUIRED FOR CERTAIN BUSINESS COMBINATIONS
Section 6.1Section 203 of the DGCL. The Corporation shall not be governed by Section 203 of the DGCL and the restrictions contained therein shall not apply to the Corporation.
Section 6.2Limitations on Business Combinations. The Corporation shall not engage in any business combination, at any point in time at which the Corporation’s Common Stock is registered under Section 12(b) or 12(g) of the Exchange Act, with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder, unless:
(a)prior to such time, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; or
(b)upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the Corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (1) persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
(c)at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by consent, by the affirmative vote of at least 66⅔% of the outstanding voting stock of the Corporation which is not owned by the interested stockholder.
Section 6.3Exceptions. The restrictions contained in Section 6.2 shall not apply if:
(a)a stockholder becomes an interested stockholder inadvertently and (i) as soon as practicable divests itself of ownership of sufficient shares so that the stockholder ceases to be an interested stockholder; and (ii) would not, at any time within the three-year period immediately prior to a business combination between the Corporation and such stockholder, have been an interested stockholder but for the inadvertent acquisition of ownership; or
(b)the business combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required hereunder of a proposed transaction which (i) constitutes one of the transactions described in the second sentence of this subsection (b); (ii) is with or by a person who either was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of the board of directors; and (iii) is approved or not opposed by a majority of the directors then in office (but not less than one) who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors. The proposed transactions referred to in the preceding sentence are limited to (x) a merger or consolidation of the Corporation (except for a merger in respect of which, pursuant to Section 251(f) of the DGCL, no vote of the stockholders of the Corporation is required); (y) a sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), whether as part of a dissolution or otherwise, of assets of the Corporation or of any direct or indirect majority owned subsidiary of the Corporation (other than to any direct or indirect wholly-owned subsidiary or to the Corporation) having an aggregate market value equal to 50% or more of either that aggregate market value of all of the assets of the Corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the Corporation; or (z) a proposed tender or exchange offer for 50% or more of the outstanding voting stock of the Corporation. The Corporation shall give not less than 20 days’ notice to all interested stockholders prior to the consummation of any of the transactions described in clause (x) or (y) of the second sentence of this subsection (b).
ARTICLE VII
DIRECTOR ELECTION
Unless and except to the extent that the bylaws of the Corporation (the “Bylaws”) so require, the election of directors of the Corporation need not be by written ballot.
Article VIII
LIABILITY
To the fullest extent permitted by the DGCL as the same exists or as may hereafter be amended, no director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Any amendment, repeal or elimination of this Article VIII, or the adoption of any provision of the Certificate of Incorporation inconsistent with this Article VIII, shall not affect its application with respect to an act or omission by a director occurring before such amendment, adoption, repeal or elimination.
ARTICLE IX
INDEMNIFICATION
The Corporation shall indemnify, advance expenses, and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (a “Covered Person”) who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such Covered Person. Notwithstanding the preceding sentence, the Corporation shall be required to indemnify or advance expenses to a Covered Person in connection with a Proceeding (or part thereof) commenced by such Covered Person only if the commencement of such Proceeding (or part thereof) by the Covered Person was authorized in the specific case by the board of directors of the Corporation. Any amendment, repeal or modification of this Article IX shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification. For purposes of this Article IX, an “‘officer’ of the Corporation” means an officer as defined by Section 102(b)(7) of the DGCL or appointed as an officer by the Board of Directors. The rights to indemnification and advancement conferred in this Article IX shall not be deemed exclusive of any other right which any person may have or hereafter acquire.
ARTICLE X
BYLAWS
In furtherance and not in limitation of the powers conferred by statute, the board of directors is expressly empowered to adopt, amend or repeal bylaws of the Corporation. Any adoption, amendment or repeal of the bylaws of the Corporation by the board of directors shall require the approval of a majority of the entire board of directors. Except as otherwise required by law or this Certificate of Incorporation, the stockholders shall also have the power to adopt, amend or repeal any provision of the bylaws of the Corporation with the affirmative vote of the holders of at least a majority of the voting power of all of the then outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.
ARTICLE XI
AMENDMENT OF CERTIFICATE OF INCORPORATION
The Corporation shall have the right, subject to any express provisions or restrictions contained in the Certificate of Incorporation, to amend the Certificate of Incorporation or any provision thereof in any manner now or hereafter provided by law, and all rights and powers of any kind conferred upon a director or stockholder of the Corporation by the Certificate of Incorporation or any amendment thereof are conferred subject to such right.
ARTICLE XII
STOCKHOLDER ACTION
Section 12.1 Stockholder Meetings. Advance notice of nominations for the election of directors or proposals of other business to be considered at a meeting of stockholders, other than nominations and proposals submitted by or at the direction of the board of directors, must be submitted to the Corporation in the manner provided in the Bylaws. Special meetings of the stockholders of the Corporation may be called only by (i) the Board of Directors or (ii) upon a request made in accordance with the Bylaws by one or more persons who own or beneficially own at least 20% of the outstanding shares of Common Stock.
Section 12.2 Action by Consent. Any action to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents, setting forth the action to be so taken, are signed by all of the holders of outstanding stock entitled to vote with respect to the subject matter thereof and delivered to the Corporation in accordance with the DGCL.
ARTICLE XIII
EXCLUSIVE FORUM
Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware does not have jurisdiction, the Superior Court of the State of Delaware, or, if the

Superior Court of the State of Delaware also does not have jurisdiction, the United States District Court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for: (a) any derivative action or proceeding brought on behalf of the Corporation; (b) any action asserting a claim that is based upon a breach of a fiduciary duty owed by, or other wrongdoing by, any current or former director, officer, stockholder, employee or agent of the Corporation to the Corporation or the Corporation’s stockholders; (c) any action asserting a claim arising pursuant to any provision of the DGCL, the Certificate of Incorporation or the Bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; (d) any action to interpret, apply, enforce or determine the validity of the Certificate of Incorporation or the Bylaws; (e) any action asserting a claim governed by the internal affairs doctrine; or (f) any action asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL, as amended from time to time; provided that this sentence shall not apply to a cause of action arising under the Exchange Act or the rules and regulations promulgated thereunder. Unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any cause of action arising under the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Article XIII. Failure to enforce the foregoing provisions of this Article XIII would cause the Corporation irreparable harm, and the Corporation shall be entitled to equitable relief, including injunctive relief and specific performance, to enforce the foregoing provisions.
[signature page follows]

IN WITNESS WHEREOF, the undersigned has caused this Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of the Certificate of Incorporation of the Corporation, and which has been duly adopted in accordance with Sections 228, 242 and 245 of the DGCL, to be signed by its duly authorized officer on the date set forth below.

ADVANCED EMISSIONS SOLUTIONS, INC.
By:
Name:
Title:
Date:

Exhibit D
BYLAWS
OF
ADVANCED EMISSIONS SOLUTIONS, INC.
ARTICLE I
OFFICES
Section 1.01 Offices. Advanced Emissions Solutions, Inc. (hereinafter called the “Corporation”) may have offices at such places, both within and without the State of Delaware, as the board of directors of the Corporation (the “Board of Directors”) from time to time shall determine or the business of the Corporation may require.
Section 1.02 Books and Records. Any records maintained by the Corporation in the regular course of its business, including its stock ledger, books of account and minute books, may be maintained on any information storage device or method so long as such records so kept can be converted into clearly legible paper form within a reasonable time. The Corporation shall so convert any records so kept upon the request of any person entitled to inspect such records pursuant to applicable law.
ARTICLE II
MEETINGS OF THE STOCKHOLDERS
Section 2.01 Place of Meetings. All meetings of the stockholders shall be held at such place, if any, either within or without the State of Delaware, as is designated from time to time by resolution of the Board of Directors and stated in the notice of meeting.
Section 2.02 Annual Meeting. The annual meeting of the stockholders for the election of directors and for the transaction of such other business as may properly come before the meeting shall be held at such date, time and place, if any, as are determined by the Board of Directors and stated in the notice of the meeting.
Section 2.03 Advance Notice of Stockholder Nominations and Proposals.
(a) Definitions.
“Affiliate or Associate” shall have the respective meanings ascribed to such terms in Rule 12b-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as in effect on the date these Bylaws are adopted.
“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
“Public Disclosure” or “Publicly Disclosed” means a disclosure made in a press release reported by the Dow Jones News Services, The Associated Press or a comparable national news service or in a document filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.

(b) Timely Notice. At a meeting of the stockholders, only such nominations of persons for the election of directors and such other business shall be conducted as have been properly brought before the meeting. To be properly brought before an annual meeting, nominations or such other business must be: (i) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors or any authorized committee thereof, (ii) otherwise properly brought before the meeting by or at the direction of the Board of Directors or any authorized committee thereof, or (iii) otherwise properly brought before an annual meeting by a stockholder who is entitled to vote at the meeting and who complies with the notice procedures set forth in this Section 2.03 and who is a stockholder of record of the Corporation at the time such notice of meeting is given. In addition, any proposed business must be a proper matter for stockholder action. For business (including, but not limited to, director nominations) to be properly brought before an annual meeting by a stockholder, the stockholder or stockholders of record intending to propose the business (the “Proposing Stockholder”) must have given timely notice thereof pursuant to this Section 2.03 in writing to the secretary of the Corporation even if such matter is already the subject of any notice to the stockholders or Public Disclosure from the Board of Directors. To be timely, a Proposing Stockholder’s notice must be delivered to or mailed and received at the principal executive offices of the Corporation in the case of an annual meeting of the stockholders, not less than one hundred twenty (120) calendar days or more than 150 calendar days prior to the one-year anniversary of the previous year’s annual meeting of stockholders; provided, however, that if no annual meeting was held or deemed to have been held in the previous year or the date of the annual meeting has been changed by more than thirty (30) days from the date on which the previous year’s annual meeting was held, notice by the stockholder to be timely must be so received not later than the close of business on the later of one hundred twenty (120) calendar days in advance of such annual meeting or ten (10) calendar days following the date of Public Disclosure of the date of such meeting. For purposes of the foregoing, the 2022 annual meeting of stockholders shall be deemed to have been held on June 15. In no event shall the Public Disclosure of an adjournment or postponement of an annual meeting commence a new notice time period (or extend any notice time period). If the number of directors to be elected to the Board of Directors at an annual meeting is increased and there is no Public Disclosure by the Corporation naming all of the nominees for director or specifying the size of the increased Board of Directors at least ten (10) days prior to the last day a stockholder may deliver a notice in accordance with the preceding provisions of this paragraph, then a stockholder’s notice shall be considered timely, but only with respect to nominees for any new positions created by such increase, if it is received by the secretary not later than the tenth calendar day following the day on which such Public Disclosure first made by the Corporation. To be considered timely, any notices or other information required to be delivered or submitted pursuant to this Article II must be received by the Corporation before the close of business of the designated day at the principal executive offices of the Corporation.
(c) Stockholder Nominations. For the nomination of any person or persons for election to the Board of Directors, a Proposing Stockholder’s notice to the secretary of the Corporation shall set forth (i) the name, age, business address and residence address of each nominee proposed in such notice (and shall not include a greater number of nominees than the number of directors to be elected at the meeting), (ii) the principal occupation or employment of each such nominee, (iii) the number of shares of capital stock of the Corporation that are owned of record and beneficially by each such nominee (if any), (iv) such other information concerning each such nominee as would be required to be disclosed in a proxy statement soliciting proxies for the election of such nominee as a director in an election contest (even if an election contest is not involved) or that is otherwise required to be disclosed under Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder, (v) the consent of the nominee to being named in the Corporation’s proxy materials and form of proxy as a nominee, and a representation by such nominee that he or she will serve a full term if elected, (vi) all completed and signed questionnaires provided by the Corporation (which will be provided by the Corporation within 10 days following a request therefor by a stockholder seeking to nominate nominees), and (vii) as to the Proposing Stockholder: (A) the name and address of the Proposing Stockholder as they appear on the Corporation’s books and of the beneficial owner, if any, on whose behalf the nomination is being made, (B) the class and number of shares of the Corporation that are owned by the Proposing Stockholder (beneficially and of record) and owned by the beneficial owner, if any, on whose behalf the nomination is being made, as of the date of the Proposing Stockholder’s notice, and a representation that the Proposing Stockholder will notify the Corporation in writing of the class and number of such shares owned of record and beneficially as of the record date for the meeting promptly following the later of the record date or the date notice of the record date is first Publicly Disclosed, (C) a description of any agreement, arrangement or understanding with respect to such nomination between or among the Proposing Stockholder, the beneficial owner, if any on whose behalf the nomination is being made and any of their Affiliates or Associates, and any others (including their names) acting in concert with any of the foregoing, and a representation that the Proposing Stockholder will notify the Corporation in writing of any such agreement, arrangement or understanding in effect as of the record date for the meeting promptly following the later of the record date or the date notice of the record date is first Publicly Disclosed, (D) a description of any agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, hedging transactions, and borrowed or loaned shares) that has been entered into as of the date of the Proposing Stockholder’s notice by, or on behalf of, the Proposing Stockholder, the beneficial owner, if any, on whose behalf the nomination is being made or any of their Affiliates or Associates, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of the Proposing Stockholder, the beneficial owner, if any, on whose behalf the nomination is being made, or any of their Affiliates or Associates with respect to shares of stock of the Corporation, and a representation that the Proposing Stockholder will notify the Corporation in writing of any such agreement, arrangement or understanding in effect as of the record date for the meeting promptly following the later of the record date or the date notice of the record date is first Publicly Disclosed, (E) a representation that the Proposing Stockholder is a holder of record of shares of the Corporation entitled to vote at the meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice, and (F) a representation whether or not the Proposing Stockholder, or the beneficial owner, if any, on whose behalf the nomination is being made, will, or will be part of a group that will (i) deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to adopt the proposal or, in the case of a nominee, at least 50% of the voting power of the Corporation’s outstanding capital stock; (ii) solicit proxies or votes from stockholders pursuant to Rule 14a-19 under the Exchange Act; and/or (iii) otherwise solicit proxies with respect to one or more nominees or business proposals (in each case, specifically identifying each participant in the solicitation and the means by which the participants intend to solicit proxies or votes). The Corporation may require any proposed nominee to furnish such other information as it may reasonably require to determine the eligibility of such proposed nominee to serve as an independent director of the Corporation or that could be material to a reasonable stockholder’s understanding of the qualifications and independence, or lack thereof, of such nominee.
(d) Other Stockholder Proposals. For all business other than director nominations, a Proposing Stockholder’s notice to the secretary of the Corporation shall set forth as to each matter the Proposing Stockholder proposes to bring before the annual meeting: (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (ii) any other information relating to such stockholder and beneficial owner, if any, on whose behalf the proposal is being made, required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for the proposal and pursuant to and in accordance with Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder and (iii) the information required by Section 2.03(c)(vii) above.
(e) Proxy Rules. Nothing in this Section 2.03 shall be deemed to affect any rights of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to applicable rules and regulations promulgated under the Exchange Act (including Rule 14a-8 of the Exchange Act).
(f) Special Meetings of Stockholders. Only such business shall be conducted at a special meeting of stockholders as has properly been brought before the meeting pursuant to the Corporation’s notice of meeting. Nominations of persons for election to the Board of Directors may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation’s notice of meeting (x) by or at the direction of the Board of Directors or any authorized committee thereof (or stockholders pursuant to Section 2.04 hereof) or (y) provided that the Board of Directors has determined that directors shall be elected at such meeting, by any stockholder of the Corporation who is a stockholder of record at the time the notice provided for in this Section 2.03 is delivered to the secretary of the Corporation, who is entitled to vote at the meeting and upon such election and who delivers notice to the secretary at the principal executive offices of the Corporation not earlier than one hundred twenty (120) days prior to the special meeting and not later than the later of the 90th day prior to the date of the special meeting and the tenth (10th) day following the date of Public Disclosure of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting. Such notice of a stockholder shall include the same information, representations, certifications and agreements that would be required if the stockholder were to make a nomination in connection with an annual meeting of stockholders pursuant to Section 2.03(c) and such stockholder shall be obligated to provide the same supplemental or additional information in connection with a special meeting of stockholders as required pursuant to Section 2.03(c) in connection with an annual meeting of stockholders. In no event shall the Public Disclosure of an adjournment or postponement of a special meeting commence a new time period (or extend any notice time period).

(g) Effect of Noncompliance. No nominations shall be made or business shall be conducted at any stockholder meeting except in accordance with the procedures set forth in this Article II. A stockholder shall also comply with all applicable requirements of the Exchange Act (including Rule 14a-19, if applicable) with respect to the matters set forth in this Article II. Without limiting any remedy available to the Corporation, a stockholder may not present nominations for director or business at a meeting of stockholders (and any such nominee shall be disqualified from standing for election or re-election), notwithstanding that proxies in respect of such vote may have been received by the Corporation, if such stockholder, any beneficial owner (as applicable) or any nominee for director (as applicable) acted contrary to any representation, certification or agreement required by this Article II, otherwise failed to comply with this Article II (or with any law, rule or regulation identified in this Article II) or provided false or misleading information to the Corporation. If the stockholder (or a qualified representative of the stockholder) does not appear at the meeting to present the proposed business or nominations, such business or nominations (whether pursuant to the requirements of these Bylaws or in accordance with Rule 14a-8 under the Exchange Act) shall not be considered, notwithstanding that proxies in respect of such business or nominations may have been received by the Corporation. The chairman of the meeting shall, in addition to making any other determination that may be appropriate for the conduct of the meeting, have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in these Bylaws and, if any proposed nomination or business is not in compliance with these Bylaws, to declare that such defective proposal or nomination shall be disregarded, notwithstanding that proxies in respect of such vote may have been received by the Corporation.
Section 2.04 Special Meetings. Special meetings of stockholders for any purpose or purposes may be called only pursuant to a resolution approved by the Board of Directors or by the secretary of the Corporation at the request of the person who own or beneficially own shares entitled to cast not less than twenty percent (20%) of the votes at the meeting, and such meeting shall be held at such place, if any, on such date, and at such time as the Board of Directors shall fix. Such request shall be in writing, specifying the business proposed to be transacted and including the same information, representations, certifications and agreements that would be required if the stockholder were to propose such business in connection with an annual meeting of stockholders pursuant to Section 2.03, and shall be delivered personally or sent by certified or registered mail, return receipt requested, to the secretary of the Corporation. Such stockholder shall be obligated to provide the same supplemental or additional information in connection with such special meeting as required pursuant to Section 2.03 in connection with an annual meeting of stockholders. The Board of Directors shall determine the time and place of such special meeting, which shall be held not less than thirty-five (35) nor more than one hundred twenty (120) days after the date of the receipt of the request. Upon determination of the time and place of the meeting, the secretary shall cause notice to be given to the stockholders entitled to vote, in accordance with the provisions of Section 2.07 of these Bylaws. The only business that may be conducted at a special meeting shall be the matter or matters set forth in the notice of such meeting. Nothing contained in this Section 2.04 shall be construed as limiting, fixing, or affecting the time when a meeting of stockholders called by action of the Board of Directors may be held.

Section 2.05 Adjournments. Any meeting of the stockholders, annual or special, may be adjourned, either by the stockholders or by the chairman of the meeting, from time to time to reconvene at the same or some other place, if any, and notice need not be given of any such adjourned meeting if the time and place, if any, thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Corporation may transact any business that may have been transacted at the original meeting. If the adjournment is for more than 30 days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date is fixed for stockholders entitled to vote at the adjourned meeting, the Board of Directors shall fix a new record date for notice of the adjourned meeting and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at the meeting as of the record date for notice of such adjourned meeting.
Section 2.06 Notice of Meetings. Notice of the place, if any, date, hour, the record date for determining the stockholders entitled to vote at the meeting (if such date is different from the record date for stockholders entitled to notice of the meeting) and means of remote communication, if any, of every meeting of stockholders shall be given by the Corporation not less than ten days nor more than 60 days before such meeting (unless a different time is specified by law) to every stockholder entitled to vote at the meeting as of the record date for determining the stockholders entitled to notice of the meeting. Notices of special meetings shall also specify the purpose or purposes for which the meeting has been called. Except as otherwise provided herein or permitted by applicable law, notice to stockholders shall be in writing and delivered personally or mailed to the stockholders at their addresses appearing on the books of the Corporation. Without limiting the manner by which notice otherwise may be given effectively to stockholders, notice of meetings may be given to stockholders by means of electronic transmission in accordance with applicable law. Notice of any meeting need not be given to any stockholder who, either before or after the meeting, submits a waiver of notice or attends such meeting, except when the stockholder attends for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any stockholder so waiving notice of such meeting shall be bound by the proceedings of any such meeting in all respects as if due notice thereof had been given.
Section 2.07 List of Stockholders. The Corporation shall prepare a complete list of the stockholders entitled to vote at any meeting of stockholders (provided, however, if the record date for determining the stockholders entitled to vote is less than ten days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date), arranged in alphabetical order, and showing the address of each stockholder and the number of shares of each class of capital stock of the Corporation registered in the name of each stockholder at least ten days before any meeting of the stockholders. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, at the principal place of business of the Corporation, or on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting. Except as provided by applicable law, the stock ledger of the Corporation shall be the only evidence as to who are the stockholders entitled to examine the stock ledger and the list of stockholders or to vote in person or by proxy at any meeting of stockholders.

Section 2.08 Quorum. Unless otherwise required by law, the Certificate of Incorporation of the Corporation (as it may be amended from time to time, and together with any certificate of designations relating to any series of preferred stock in effect from time to time, the “Certificate of Incorporation”) or these bylaws, at each meeting of the stockholders, the holders of a majority of the voting power of all of the shares of the stock entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum; provided, that where a separate vote by a class or series or classes or series of stock is required, the presence in person or by proxy of stockholders holding a majority of the voting power of the stock of such class or series or classes or series outstanding and entitled to vote thereon shall constitute a quorum entitled to take action with respect to such matter. If a quorum is not present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, and the chairman of the meeting, shall each have the power to adjourn the meeting from time to time, in the manner provided in Section 2.05, until a quorum is present or represented. A quorum, once established, shall not be broken by the subsequent withdrawal of enough votes to leave less than a quorum. At any such adjourned meeting at which there is a quorum, any business may be transacted that may have been transacted at the meeting originally called.
Section 2.09 Conduct of Meetings. The Board of Directors of the Corporation may adopt by resolution such rules and regulations for the conduct of the meeting of the stockholders as it deems appropriate. At every meeting of stockholders, if the Board of Directors has not appointed a chairman for the meeting, the chief executive officer or in his or her absence or inability to act, the secretary or, in his or her absence or inability to act, the person whom the chief executive officer appoints, shall act as chairman of, and preside at, the meeting. The secretary or, in his or her absence or inability to act, the person whom the chairman of the meeting appoints secretary of the meeting, shall act as secretary of the meeting and keep the minutes thereof. Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the chairman of any meeting of the stockholders has the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the chairman of the meeting, may include, without limitation, the following: (a) the establishment of an agenda or order of business for the meeting; (b) the determination of when the polls open and close for any given matter to be voted on at the meeting; (c) rules and procedures for maintaining order at the meeting and the safety of those present; limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the chairman of the meeting determines; (e) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (f) limitations on the time allotted to questions or comments by participants.
Section 2.10 Voting; Proxies. Unless otherwise required by the Certificate of Incorporation, a nominee for director shall be elected to the Board of Directors if the votes cast for such nominee’s election exceed the votes cast against such nominee’s election; provided, however, that in a contested election, director elections shall be determined by a plurality of the votes cast. Unless otherwise required by law, the Certificate of Incorporation or the rules of any stock exchange on which the Corporation’s securities are listed, all other matters presented to the stockholders at a meeting at which a quorum is present shall be determined by a majority of the votes cast affirmatively or negatively. For purposes of this Section 2.10, a contested election means any meeting of stockholders for which a Proposing Stockholder has submitted a valid notice to nominate a candidate for election at such meeting in accordance with these Bylaws which has not been withdrawn on or before the tenth day before notice of the meeting of stockholders is first given. Each stockholder entitled to vote at a meeting of stockholders or to express consent to corporate action without a meeting may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A stockholder may revoke any proxy that is not irrevocable by attending the meeting and voting in person or by delivering to the secretary of the Corporation a revocation of the proxy or a new proxy bearing a later date. Voting at meetings of stockholders need not be by written ballot.
Section 2.11 Inspectors at Meetings of Stockholders. The Board of Directors, in advance of any meeting of stockholders, may, and shall if required by law, appoint one or more inspectors, who may be employees of the Corporation, to act at the meeting or any postponement or adjournment thereof and make a written report thereof. The Board of Directors may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting, the person presiding at the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. The inspectors shall (a) ascertain the number of shares outstanding and the voting power of each, (b) determine the shares represented at the meeting, the existence of a quorum and the validity of proxies and ballots, (c) count all votes and ballots, (d) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors and (e) certify their determination of the number of shares represented at the meeting and their count of all votes and ballots. The inspectors may appoint or retain other persons or entities to assist the inspectors in the performance of their duties. Unless otherwise provided by the Board of Directors, the date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be determined by the person presiding at the meeting and shall be announced at the meeting. No ballot, proxies, votes or any revocation thereof or change thereto, shall be accepted by the inspectors after the closing of the polls unless the Court of Chancery of the State of Delaware upon application by a stockholder determines otherwise. In determining the validity and counting of proxies and ballots cast at any meeting of stockholders, the inspectors may consider such information as is permitted by applicable law. No person who is a candidate for office at an election may serve as an inspector at such election.
Section 2.12 Consent of Stockholders Without a Meeting. Any action to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents setting forth the action to be so taken are signed by all of the holders of outstanding stock entitled to vote with respect to the subject matter thereof and delivered to the Corporation in accordance with the Delaware General Corporation Law.

Section 2.13 Fixing the Record Date.
(a) In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment or postponement thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than 60 nor less than ten days before the date of such meeting. If the Board of Directors so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment or postponement of the meeting; provided, however, that the Board of Directors may fix a new record date for the determination of stockholders entitled to vote at the adjourned or postponed meeting and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned or postponed meeting the same or an earlier date as that fixed for the determination of stockholders entitled to vote herewith at the adjourned or postponed meeting.
(b) In order that the Corporation may determine the stockholders entitled to express consent to corporate action without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than ten days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date has been fixed by the Board of Directors, the record date for determining stockholders entitled to express consent to corporate action without a meeting: (i) when no prior action by the Board of Directors is required by law, the record date for such purpose shall be the first date on which a signed consent setting forth the action taken or proposed to be taken is delivered to the Corporation in accordance with the Delaware General Corporation Law and (ii) if prior action by the Board of Directors is required by law, the record date for such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.
(c) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

ARTICLE III
BOARD OF DIRECTORS
Section 3.01 General Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. The Board of Directors may adopt such rules and procedures, not inconsistent with the Certificate of Incorporation, these bylaws or applicable law, as it may deem proper for the conduct of its meetings and the management of the Corporation.
Section 3.02 Number; Term of Office. The Board of Directors shall consist of no less than one or more than fifteen members, the number thereof to be determined from time to time by resolution of the Board of Directors. Each director shall hold office until a successor is duly elected and qualified or until the director’s earlier death, resignation, disqualification or removal. The Board of Directors, in its discretion, may elect a chairman (who must be a director) and one or more vice chairmen (who must be directors).
Section 3.03 Newly Created Directorships and Vacancies. Any newly created directorships resulting from an increase in the authorized number of directors and any vacancies occurring in the Board of Directors, may be filled by the affirmative votes of a majority of the remaining members of the Board of Directors, although less than a quorum. A director so elected shall hold office until the earlier of the expiration of the term of office of the director whom he or she has replaced, a successor is duly elected and qualified or the earlier of such director’s death, resignation or removal. If the votes cast opposing the election of an incumbent director nominee in an uncontested election of a director exceed the votes cast favoring such election at a meeting of the Corporation’s stockholders, the majority of the disinterested independent members of the Board of Directors may (a) request such director nominee to immediately tender his or her resignation as a director of the Corporation, (b) reduce the size of the Board of Directors upon the occurrence of the resulting vacancy and (c) take any other action regarding the resulting vacancy as such independent directors deem necessary or appropriate.
Section 3.04 Resignation. Any director may resign at any time by notice given in writing or by electronic transmission to the Corporation. Such resignation shall take effect at the date of receipt of such notice by the Corporation or at such later time as is therein specified.
Section 3.05 Regular Meetings. Regular meetings of the Board of Directors may be held without notice at such times and at such places, if any, as may be determined from time to time by the Board of Directors or its chairman.
Section 3.06 Special Meetings. Special meetings of the Board of Directors may be held at such times and at such places, if any, as may be determined by the chairman or the chief executive officer on at least 24 hours notice to each director given by one of the means specified in Section 3.09 hereof other than by mail or on at least three days notice if given by mail. Special meetings shall be called by the chairman or the chief executive officer in like manner and on like notice on the written request of any two or more directors.
Section 3.07 Meetings by Means of Remote Communication. Board of Directors or Board of Directors committee meetings may be held by means of telephone conference or other communications equipment by means of which all persons participating in the meeting can hear each other and be heard. Participation by a director in a meeting pursuant to this Section 3.07 shall constitute presence in person at such meeting.
Section 3.08 Adjourned Meetings. A majority of the directors present at any meeting of the Board of Directors, including an adjourned meeting, whether or not a quorum is present, may adjourn and reconvene such meeting to another time and place. At least 24 hours notice of any adjourned or postponed meeting of the Board of Directors shall be given to each director whether or not present at the time of the adjournment or postponement, if such notice shall be given by one of the means specified in Section 3.09 hereof other than by mail, or at least three days notice if by mail. Any business may be transacted at an adjourned meeting that could have been transacted at the meeting as originally called.
Section 3.09 Notices. Subject to Section 3.06 and Section 3.10 hereof, whenever notice is required to be given to any director by applicable law, the Certificate of Incorporation or these bylaws, such notice shall be deemed given effectively if given in person or by telephone, mail addressed to such director at such director’s address as it appears on the records of the Corporation, email or by other means of electronic transmission.
Section 3.10 Waiver of Notice. Whenever the giving of any notice to directors is required by applicable law, the Certificate of Incorporation or these bylaws, a waiver thereof, given by the director entitled to the notice, whether before or after such notice is required, shall be deemed equivalent to notice. Attendance by a director at a meeting shall constitute a waiver of notice of such meeting except when the director attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business on the ground that the meeting was not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special Board of Directors or committee meeting need be specified in any waiver of notice.
Section 3.11 Organization. At each meeting of the Board of Directors, the chairman or, in his or her absence, another director selected by the Board of Directors shall preside. The secretary or a person designated by secretary shall act as secretary at each meeting of the Board of Directors. If the secretary is absent from any meeting of the Board of Directors, an assistant secretary shall perform the duties of secretary at such meeting; and in the absence from any such meeting of the secretary and all assistant secretaries, the person presiding at the meeting may appoint any person to act as secretary of the meeting.
Section 3.12 Quorum of Directors. The presence of a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships) shall be necessary and sufficient to constitute a quorum for the transaction of business at any meeting of the Board of Directors.
Section 3.13 Action by Majority Vote. Except as otherwise expressly required by these bylaws, the Certificate of Incorporation or by applicable law, the vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 3.14 Action Without Meeting. Unless otherwise restricted by the Certificate of Incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all directors or members of such committee, as the case may be, consent thereto in writing or by electronic transmission. Following such action, the writings or electronic transmissions shall be filed with the minutes of proceedings of the Board of Directors or committee in accordance with applicable law.
Section 3.15 Committees of the Board of Directors. The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of such committee. If a member of a committee is absent from any meeting, or disqualified from voting thereat, the remaining member or members present at the meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may, by a unanimous vote, appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent permitted by applicable law, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation and may authorize the seal of the Corporation to be affixed to all papers that may require it to the extent so authorized by the Board of Directors. Unless the Board of Directors provides otherwise, at all meetings of such committee, a majority of the then authorized members of the committee shall constitute a quorum for the transaction of business, and the vote of a majority of the members of the committee present at any meeting at which there is a quorum shall be the act of the committee. Each committee shall keep regular minutes of its meetings. Unless the Board of Directors provides otherwise, each committee designated by the Board of Directors may make, alter and repeal rules and procedures for the conduct of its business. In the absence of such rules and procedures each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to this Article III.
ARTICLE IV
OFFICERS
Section 4.01 Positions and Election. The officers of the Corporation shall be elected by the Board of Directors and shall include a chief executive officer and a secretary. The Board of Directors, in its discretion, may also elect a one or more vice presidents, a treasurer, assistant treasurers, assistant secretaries and other officers. Any individual may be elected to, and may hold, more than one office of the Corporation and any office may be left vacant at the discretion of the Board of Directors.
Section 4.02 Term. Each officer of the Corporation shall hold office until such officer’s successor is elected and qualifies or until such officer’s earlier death, resignation or removal. Any officer elected or appointed by the Board of Directors may be removed by the Board of Directors at any time with or without cause by the majority vote of the members of the Board of Directors then in office. The removal of an officer shall be without prejudice to his or her contract rights, if any. The election or appointment of an officer does not of itself create contract rights. Any officer of the Corporation may resign at any time by giving written notice of his or her resignation to the chief executive officer or the secretary. Any such resignation shall take effect at the time specified therein or, if the time when it becomes effective is not specified therein, immediately upon its receipt. Unless otherwise specified therein, the acceptance of such resignation is not necessary to make it effective. If any vacancy occurs among the officers, the Board of Directors shall, if required by law, or may appoint a person to fill the position for the unexpired portion of the term.
Section 4.03 The Chief Executive Officer. The chief executive officer shall have general supervision over the business of the Corporation and other duties incident to the office of chief executive officer, and any other duties as may be from time to time assigned to the chief executive officer by the Board of Directors and subject to the control of the Board of Directors in each case. Unless otherwise directed by the Board of Directors, the chief executive officer or any officer of the Corporation authorized by the chief executive officer , shall have power to vote and otherwise act on behalf of the Corporation, in person or by proxy, at any meeting of stockholders of or with respect to any action of security holders of any other entity in which the Corporation may hold securities and otherwise to exercise any and all rights and powers which this Corporation may possess by reason of its ownership of securities in such other entity.
Section 4.04 Vice Presidents. Each vice president shall have such powers and perform such duties as may be assigned to him or her from time to time by the chairman of the Board of Directors or the chief executive officer .
Section 4.05 The Secretary. The secretary, or a person appointed by the secretary, chief executive officer or Board of Directors, shall attend all sessions of the Board of Directors and all meetings of the stockholders and record all votes and the minutes of all proceedings in a book to be kept for that purpose, and shall perform like duties for committees when required. He or she shall give, or cause to be given, notice of all meetings of the stockholders and meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or the chief executive officer. The secretary shall keep in safe custody the seal of the Corporation and shall see that it is affixed to all documents, the execution of which, on behalf of the Corporation, under its seal, is necessary or proper, and when so affixed may attest the same.
Section 4.06 The Treasurer. The treasurer shall have the custody of the corporate funds and securities, except as otherwise provided by the Board of Directors, and shall cause to be kept full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors. The treasurer shall disburse the funds of the Corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the chief executive officer and the directors, at the regular meetings of the Board of Directors, or whenever they may require it, an account of all his or her or her transactions as treasurer and of the financial condition of the Corporation.
Section 4.07 Duties of Officers May be Delegated. In the case of the absence of any officer, or for any other reason that the Board of Directors may deem sufficient, the chief executive officer or the Board of Directors may delegate for the time being the powers or duties of such officer to any other officer, director or person.

ARTICLE V
STOCK CERTIFICATES AND THEIR TRANSFER
Section 5.01 Certificates Representing Shares. The shares of stock of the Corporation shall be represented by certificates unless the Board of Directors provides by resolution or resolutions that some or all of any class or series shall be uncertificated shares that may be evidenced by a book-entry system maintained by the registrar of such stock. If shares are represented by certificates, such certificates shall be in the form approved by the Board of Directors. The certificates representing shares of stock of each class shall be signed by any two authorized officers of the Corporation, including the chief executive officer and secretary. Any or all such signatures may be facsimiles. Although any officer, transfer agent or registrar whose manual or facsimile signature is affixed to such a certificate ceases to be such officer, transfer agent or registrar before such certificate has been issued, it may nevertheless be issued by the Corporation with the same effect as if such officer, transfer agent or registrar were still such at the date of its issue.
Section 5.02 Transfers of Stock. Stock of the Corporation shall be transferable in the manner prescribed by law and in these bylaws. Transfers of stock shall be made on the books of the Corporation only by the person named as the holder thereof on the stock records of the Corporation, by such person’s attorney lawfully constituted in writing, and in the case of shares represented by a certificate upon the surrender of the certificate thereof, which shall be cancelled before a new certificate or uncertificated shares may be issued. No transfer of stock shall be valid as against the Corporation for any purpose until it has been entered in the stock records of the Corporation by an entry showing from and to whom such stock was transferred. To the extent designated by the chief executive officer or any vice president or the treasurer of the Corporation, the Corporation may recognize the transfer of fractional uncertificated shares, but shall not otherwise be required to recognize the transfer of fractional shares.
Section 5.03 Transfer Agents and Registrars. The Board of Directors may appoint, or authorize any officer or officers to appoint, one or more transfer agents and one or more registrars.
Section 5.04 Lost, Stolen or Destroyed Certificates. The Board of Directors may direct a new certificate or uncertificated shares to be issued in place of any certificate theretofore issued by the Corporation alleged to have been lost, stolen or destroyed upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate or uncertificated shares, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate, or the owner’s legal representative to give the Corporation a bond sufficient to indemnify it against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen or destroyed or the issuance of such new certificate or uncertificated shares.

ARTICLE VI
GENERAL PROVISIONS
Section 6.01 Seal. The seal of the Corporation shall be in such form as is approved by the Board of Directors. The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise, as may be prescribed by law or custom or by the Board of Directors.
Section 6.02 Fiscal Year. The fiscal year of the Corporation shall be determined by the Board of Directors.
Section 6.03 Checks, Notes, Drafts, Etc. All checks, notes, drafts or other orders for the payment of money of the Corporation shall be signed, endorsed or accepted in the name of the Corporation by such officer, officers, person or persons as from time to time may be designated by the Board of Directors or by an officer or officers authorized by the Board of Directors to make such designation.
Section 6.04 Dividends. Subject to applicable law and the Certificate of Incorporation, dividends upon the shares of capital stock of the Corporation may be declared by the Board of Directors at any regular or special meeting of the Board of Directors. Dividends may be paid in cash, in property or in shares of stock of the Corporation, unless otherwise provided by applicable law or the Certificate of Incorporation.
Section 6.05 Conflict with Applicable Law or Certificate of Incorporation. These bylaws are adopted subject to any applicable law and the Certificate of Incorporation. Whenever these bylaws may conflict with any applicable law or the Certificate of Incorporation, such conflict shall be resolved in favor of such law or the Certificate of Incorporation.
ARTICLE VII
INDEMNIFICATION
Section 7.01 Power to Indemnify in Actions, Suits or Proceedings Other Than Those by or in the Right of the Corporation. Subject to Section 7.03, the Corporation shall indemnify, to the fullest extent permitted by applicable law, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation), by reason of the fact that such person is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person’s conduct was unlawful.
Section 7.02 Power to Indemnify in Actions, Suit or Proceedings By or in the Right of the Corporation. Subject to Section 7.03, the Corporation shall indemnify, to the fullest extent permitted by applicable law, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that such person is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.
Section 7.03 Authorization of Indemnification. Any indemnification under this Article VII (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the present or former director or officer is proper in the circumstances because such person has met the applicable standard of conduct set forth in Section 7.01 or Section 7.02, as the case may be. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (i) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (ii) by a committee of such directors designated by a majority vote of such directors, even though less than a quorum, or (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (iv) by the stockholders. Such determination shall be made, with respect to former directors and officers, by any person or persons having the authority to act on the matter on behalf of the Corporation. To the extent, however, that a present or former director or officer of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding described above, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith, without the necessity of authorization in the specific case.
Section 7.04 Good Faith Defined. For purposes of any determination under Section 7.03, a person shall be deemed to have acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, or, with respect to any criminal action or proceeding, to have had no reasonable cause to believe such person’s conduct was unlawful, if such person’s action is based on the records or books of account of the Corporation or another enterprise, or on information supplied to such person by the officers of the Corporation or another enterprise in the course of their duties, or on the advice of legal counsel for the Corporation or another enterprise or on information or records given or reports made to the Corporation or another enterprise by an independent certified public accountant or by an appraiser or other expert selected with reasonable care by the Corporation or another enterprise. The provisions of this Section 7.04 shall not be deemed to be exclusive or to limit in any way the circumstances in which a person may be deemed to have met the applicable standard of conduct set forth in Section 7.01 or Section 7.02, as the case may be.
Section 7.05 Indemnification by a Court. Notwithstanding any contrary determination in the specific case under Section 7.03, and notwithstanding the absence of any determination thereunder, any director or officer may apply to the Court of Chancery of the State of Delaware or any other court of competent jurisdiction in the State of Delaware for indemnification (following the final disposition of such action, suit or proceeding) to the extent otherwise permissible under Section 7.01 or Section 7.02 or for advancement of expenses to the extent otherwise permissible under Section 7.06. The basis of such indemnification by a court shall be a determination by such court that indemnification of the director or officer is proper in the circumstances because such person has met the applicable standard of conduct set forth in Section 7.01 or Section 7.02, as the case may be. Neither a contrary determination in the specific case under Section 7.03 nor the absence of any determination thereunder shall be a defense to such application or create a presumption that the director or officer seeking indemnification has not met any applicable standard of conduct. Notice of any application for indemnification or advancement of expenses pursuant to this Section 7.05 shall be given to the Corporation promptly upon the filing of such application. If successful, in whole or in part, the director or officer seeking indemnification or advancement of expenses shall also be entitled to be paid the expense of prosecuting such application to the fullest extent permitted by applicable law.
Section 7.06 Expenses Payable in Advance. Expenses (including attorneys’ fees) incurred by a present or former director or officer in defending any civil, criminal, administrative or investigative action, suit or proceeding shall, to the fullest extent not prohibited by applicable law, be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation as authorized in this Article VII. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the Corporation deems appropriate.
Section 7.07 Nonexclusively of Indemnification and Advancement of Expenses. The indemnification and advancement of expenses provided by, or granted pursuant to, this Article VII shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under the certificate of incorporation, these by-laws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office, it being the policy of the Corporation that indemnification of the persons specified in Section 7.01 and Section 7.02 shall be made to the fullest extent permitted by law. The provisions of this Article VII shall not be deemed to preclude the indemnification of any person who is not specified in Section 7.01 or Section 7.02 but whom the Corporation has the power or obligation to indemnify under the provisions of the General Corporation Law of the State of Delaware, or otherwise.

Section 7.08 Insurance. The Corporation may purchase and maintain insurance on behalf of any person who is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the Corporation would have the power or the obligation to indemnify such person against such liability under the provisions of this Article VII.
Section 7.09 Certain Definitions. For purposes of this Article VII, references to “the Corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors or officers, so that any person who is or was a director or officer of such constituent corporation, or is or was a director or officer of such constituent corporation serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article VII with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued. The term “another enterprise” as used in this Article VII shall mean any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise of which such person is or was serving at the request of the Corporation as a director, officer, employee or agent. For purposes of this Article VII, references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to “serving at the request of the Corporation” shall include any service as a director or officer of the Corporation which imposes duties on, or involves services by, such director or officer with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the Corporation” as referred to in this Article VII. The term “‘officer’ of the Corporation” as used in this Article VII means an officer as defined by Section 102(b)(7) of the Delaware General Corporation Law or a person who is appointed as an officer by the Board of Directors.
Section 7.10 Survival of Indemnification and Advancement of Expenses. The indemnification and advancement of expenses provided by, or granted pursuant to, this Article VII shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person.
Section 7.11 Limitation on Indemnification. Notwithstanding anything contained in this Article VII to the contrary, except for proceedings to enforce rights to indemnification and to advancement of expenses (which shall be governed by Section 7.05), the Corporation shall not be obligated to indemnify any director or officer (or his or her heirs, executors or personal or legal representatives) or advance expenses in connection with a proceeding (or part thereof)

initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the Board of Directors.
Section 7.12 Indemnification of Employees and Agents. The Corporation may, to the extent authorized from time to time by the Board of Directors, provide rights to indemnification and to the advancement of expenses to employees and agents of the Corporation similar to those conferred in this Article VII to directors and officers of the Corporation.
Section 7.13 Other Sources. The Corporation’s obligation, if any, to indemnify or to advance expenses to any director or officer who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise shall be reduced by any amount such director of officer may collect as indemnification or advancement of expenses from such other corporation, partnership, joint venture, trust or other enterprise.
Section 7.14 Amendment or Repeal. Any right to indemnification or to advancement of expenses of any director or officer arising hereunder shall not be eliminated or impaired by an amendment to or repeal of these by-laws after the occurrence of the act or omission that is the subject of the action, suit or proceeding for which indemnification or advancement of expenses is sought.
ARTICLE VIII
AMENDMENTS
These bylaws may be amended, altered, changed, adopted and repealed or new bylaws adopted by the Board of Directors. The stockholders may make additional bylaws and may alter and repeal any bylaws whether such bylaws were originally adopted by them or otherwise only to the extent required or permitted by the Certificate of Incorporation.

Annex B—Debt Commitment Letter
August 18, 2022
Advanced Emissions Solutions, Inc.
8051 E. Maplewood Ave., Suite 210
Greenwood Village, CO 80111
Attention: Greg Marken

Arq Limited (solely for purposes of Sections 4, 5, 6, 10, 12 and 14)
30A Brook Street
London W1K 5DJ
United Kingdom
Attn: Mr. Julian McIntyre

Senior Secured Term Loan Credit Facility
Commitment Letter
Ladies and Gentlemen:
Advanced Emissions Solutions, Inc. (“you”, “ADES” or the “Company”) and Arq Limited (“Arq”), have advised CF Global Credit, LP (“us”, “Lender” or “CF Global”) that Elbert Holdings, Inc. (“New ADES”) intends to acquire all of the equity interests issued by Arq (the “Arq Acquisition”) pursuant to the terms and conditions of the Transaction Agreement of even date herewith (the “Transaction Agreement”) among you, New ADES, Elbert Merger Sub 1, Inc. (“Merger Sub”) and Arq. Prior to the consummation of the Arq Acquisition, ADES will merge with and into Merger Sub with ADES as the surviving entity, and in connection therewith, the shareholders of ADES will have the option of receiving consideration consisting of (i) a combination of New ADES shares and cash or (ii) solely New ADES shares (the foregoing transactions, together with the Arq Acquisition and the payment of fees and expenses in connection with such transactions and repayment, collectively, the “Transactions”). Capitalized terms used but not otherwise defined herein are used with the meanings assigned to such terms in the Exhibits hereto.
Subject to the terms and conditions of this commitment letter (“Commitment Letter”) and the Summary of Terms and Conditions attached as Exhibit A hereto (the “Term Sheet”), and subject solely to the satisfaction (or waiver by the Lender of the Facility Closing Conditions (as defined below) (such Exhibit A, together with Exhibit B and Exhibit C attached hereto and this commitment letter, collectively, this “Commitment Letter”), CF Global is pleased to inform the Company of its commitment to, directly or through one of its affiliates as determined by CF Global, provide $10,000,000 of the aggregate principal amount of a senior secured term loan credit facility (the “Facility”).
1.Conditions Precedent; Certain Funds. The commitment of CF Global to fund the Facility on the Closing Date and the only condition to the effectiveness of the Credit Documentation with respect to the Facility, in each case, is subject solely to the conditions set forth in Exhibit B hereto (the “Facility Closing Conditions”). For purposes of this Commitment Letter, “Closing Date” shall mean the date of the consummation of the Transaction and the satisfaction (or waiver by CF Global) of the relevant conditions set forth in Exhibit B hereto and the funding of the Facility.
Notwithstanding anything in this Commitment Letter, the Credit Documentation or any other letter agreement or other undertaking concerning the financing of the transactions contemplated hereby to the contrary, (a) the only representations relating to you and your subsidiaries, Arq and its subsidiaries and your and their respective businesses, the making or accuracy of which shall be a condition to the availability and funding of the Facility, shall be (i) such of the representations made by or on behalf of Arq, its subsidiaries or their respective businesses in the Transaction Agreement as are material to the interests of the Lender, but only to the extent that you or your applicable affiliate have the right (taking into account any applicable cure provisions) to terminate your (or its) obligations under the Transaction Agreement or to decline to consummate the Transaction in accordance with the Transaction Agreement, in each case, as a result of a breach of such representations in the Transaction Agreement (to such extent, the “Specified Transaction Agreement Representations”) and (ii) the Specified Representations (as defined below), (b) the terms of the Credit Documentation (including any closing deliverables) shall be in a form such that they do not impair the availability of the Facility on the Closing Date if the conditions set forth in Exhibit B are satisfied or waived, (c) to the extent that any lien search, insurance certificate or endorsement, security interest in the Collateral (including the perfection of any security interest) is not or cannot be provided on the Closing Date (other than, to the extent expressly required under the Term Sheet, (i) the filing of financing statements under the UCC (and comparable filings under non-US laws that are not administratively more burdensome) and (ii) the filing of intellectual property security agreements with the United States Patent and Trademark Office or United States Copyright Office, as applicable (and comparable filings under non-US laws that are not administratively more burdensome), and (iii) the pledge of the equity interests of the material wholly-owned subsidiaries of the Company as of immediately prior to the consummation of the acquisition of the Arq shares by the Company (other than New ADES) organized under US laws (or under laws of another jurisdiction where a pledge is not administratively more burdensome) with respect to which a lien may be perfected upon closing by the delivery of a stock or equivalent certificate together with a stock power or similar instrument of transfer endorsed in blank) after your use of commercially reasonable efforts to do so without undue burden or expense (it being understood and agreed that time is of the essence and promptly following the date of this Commitment Letter New ADES shall commence the process for, and thereafter diligently pursue, the preparation of appropriate collateral perfection documentation and that incurring the cost and expense of preparing such documentation shall be deemed commercially reasonable but that ADES shall not be required to pay any consent or other similar fees, compromise any rights or incur any obligations in connection therewith), then the provision and/or perfection of a security interest in such Collateral shall not constitute a condition precedent to the availability and funding of the Facility on the Closing Date but may instead be delivered and/or perfected within 60 days (or, in each case, such longer period as the Agent may reasonably agree in its discretion) after the Closing Date pursuant to arrangements to be mutually agreed by the parties hereto acting reasonably, (d) the only conditions (express or implied) to the availability of the Facility on the Closing Date are those expressly set forth in Exhibit B and (e) to the extent the Specified Representations or the Specified Transaction Agreement Representations with respect to Arq and its subsidiaries are qualified or subject to “material adverse effect”, the definition thereof shall be Arq Material Adverse Effect, as defined in the Transaction Agreement, for purposes of any such representation and warranty made or to be made on or as of the Closing Date. For purposes hereof, “Specified Representations” means the representations and warranties set forth in the applicable Credit Documentation relating to: organizational existence of the Loan Parties; organizational power and authority (as it relates to due authorization, execution, delivery and performance of the applicable Credit Documentation) of the Loan Parties; due authorization, execution and delivery of the applicable Credit Documentation by the Loan Parties, and validity and enforceability, in each case as it relates to the entering into and performance of the applicable Credit Documentation against the Loan Parties; solvency as of the Closing Date (immediately after giving effect to the Transaction and related transactions) of the Borrower and its subsidiaries taken as a whole on a consolidated basis (with solvency to be defined in a manner consistent with the definition of Solvent in the ADES Precedent Credit Agreement (as defined in the Term Sheet)); no conflicts of the applicable Credit Documentation with the charter documents of the Loan Parties; Federal Reserve margin regulations; the Investment Company Act; use of proceeds by the Loan Parties not in violation of OFAC and FCPA; the PATRIOT Act and other applicable sanctions, anti-money laundering and anti-corruption laws; and the creation, validity and perfection of security interests in the Collateral of the Loan Parties (subject in all respects to security interests and liens, including without limitation those permitted under the applicable Credit Documentation and to the foregoing provisions of this paragraph). This paragraph, and the provisions contained herein, shall be referred to as the “Certain Funds Provision”.
2.Exclusivity; Commitment Termination.
The Company and its affiliates agree with CF Global not to consummate the Transaction without utilizing the Facility. This paragraph is referred to herein as the “Exclusivity Provision”.
This Commitment Letter shall terminate automatically in the event that (w) the Closing Date does not occur by five business days after the End Date (as defined in the Transaction Agreement as in effect on the date hereof) or (x) the Transaction Agreement is terminated in accordance with its terms; provided that the termination of this Commitment Letter does not prejudice our or your rights and remedies in respect of any breach of this Commitment Letter that occurred prior to any such termination; provided further that it is agreed that no party shall be liable to the other for any special, indirect, consequential or punitive damages (including without limitation, any loss of profits, business or anticipated savings). Notwithstanding the foregoing, the termination of the commitment and other obligations of CF Global hereunder will not affect Sections 4 through 7, Sections 9 through 12 and Section 14 which provisions will survive any such termination.
Any termination of the Facility or this Agreement shall be subject to payment of fees (if any) required to be paid in connection with such termination or reduction under Section 5.
3.Syndication.

CF Global shall have the ability freely to syndicate, at its option, prior to the Closing Date, all or any portion of its commitments hereunder to any of CF Global’s affiliates or any of CF Global’ co-investors reasonably acceptable to the Company who elect to provide a portion of the commitments pursuant to existing requirements under applicable investment documents in effect on the date hereof (and not entered into in contemplation of this Commitment Letter); provided that, except as expressly provided for above with respect to CF Global: (x) CF Global shall not be relieved, released or novated from its obligations hereunder (including, subject to the satisfaction of the conditions set forth herein, its obligation to fund the Facility) on the Closing Date in connection with any syndication, assignment or participation of the Facility, including its commitments in respect thereof, until after the Closing Date has occurred, and (y) unless you otherwise agree in writing, CF Global shall maintain exclusive control over all rights and obligations with respect to its commitment in respect of the Facility, including all rights with respect to consents, modifications, supplements, waivers and amendments, until the Closing Date has occurred.
It is understood that CF Global’s commitments hereunder are not conditioned upon the syndication of, or receipt of commitments in respect of, the Facility and in no event shall the commencement or successful completion of syndication of the Facility constitute a condition to the availability of the Facility on the Closing Date.
CF Global (directly or via an affiliate) will act as the sole administrative agent and collateral agent for the Facility. No additional agents or co-agents will be appointed, no other titles awarded and no compensation (except as set forth in this Commitment Letter and the Term Sheet) will be paid in connection with the Facility, without, in each case, the consent of CF Global.
4.Indemnification. Each of the Company and Arq, severally and not jointly, in the proportions set forth in Section 14, will indemnify and hold harmless CF Global and its affiliates (which term shall not include Arq and its subsidiaries) and each of their officers, directors, employees, agents, advisors and other representatives (each, an “Indemnified Party”) from and against any and all third party claims, damages, losses, liabilities and expenses (including, without limitation, reasonable and documented out-of-pocket fees and disbursements of one counsel to the Agent and one counsel for all other such Indemnified Parties, taken as a whole, in each appropriate jurisdiction (and solely in the case of an actual or perceived conflict of interest where the Indemnified Person affected by such conflict notifies you of the existence of such conflict and thereafter retains its own counsel, of one other firm of counsel for such affected Indemnified Person in each appropriate jurisdiction; it being understood that the expense reimbursements (and related indemnification if any) with respect to the preparation, negotiations or documentation of the Facility can include fees of more than one counsel for the Indemnified Parties, subject to the limitations in Section 5), that may be incurred by or asserted or awarded against any Indemnified Party (including, without limitation, in connection with any investigation, litigation or proceeding (each, a “Proceeding”) or the preparation of a defense in connection therewith), in each case, arising out of or in connection with or by reason of this Commitment Letter, the obligations set forth herein, or in connection with preparation, negotiation and documentation of the Facility or the transactions contemplated hereby or thereby or any actual or proposed use of the proceeds of the Facility; provided, however, that the foregoing indemnity shall not, as to any Indemnified Party, apply to any such claim, damage, loss, liability or expense to the extent that they have resulted from (a) the willful misconduct, bad faith or gross negligence of, or material breach of this Commitment Letter or the Credit Documentation by, such Indemnified Party or any of its affiliates (which term shall not, in the case of the Agent or the Lender, include Arq and its subsidiaries), officers, directors, employees or agents (all such persons, “Related Parties”) (as determined by a court of competent jurisdiction in a final and non-appealable decision) or (b) any Proceeding that does not arise from any act or omission by the Company and that is brought by any Indemnified Party against any other Indemnified Party; provided that CF Global, to the extent fulfilling its respective roles as an agent under this Commitment Letter or the Credit Documentation and in its capacities as such, shall remain indemnified in respect of such Proceedings to the extent that the exception set forth in clause (a) of the immediately preceding proviso does not apply to such person at such time.
In the case of a Proceeding to which the indemnity in this paragraph applies, such indemnity will be effective whether or not such Proceeding is brought by ADES, New ADES, Arq, any of their respective directors, security holders or creditors, an Indemnified Party or any other person or an Indemnified Party is otherwise a party thereto and whether or not the transactions contemplated hereby are consummated.
No Indemnified Party will have any liability (whether in contract, tort or otherwise) to ADES or any of its affiliates or any of their respective security holders or creditors for or in connection with the transactions contemplated hereby, except to the extent such liability is found in a final, non-appealable judgment by a court of competent jurisdiction to have resulted from the willful misconduct, bad faith or gross negligence of, or material breach of this Commitment Letter or the Credit Documentation by, of such Indemnified Party or any of its Related Parties. None of ADES, Arq or any Indemnified Party nor any of their Related Parties will be liable on any theory of liability for any special, indirect, consequential or punitive damages (including without limitation, any loss of profits, business or anticipated savings).
You shall not be liable for any settlement of any Proceeding effected by any Indemnified Party without your consent (which consent shall not be unreasonably withheld, conditioned or delayed), but if settled with your written consent, or if there is a final non-appealable judgment of a court of competent jurisdiction against an Indemnified Party in any such Proceeding, you agree to indemnify and hold harmless such Indemnified Party in the manner set forth above. You shall not, without the prior written consent of the affected indemnified person (which consent shall not be unreasonably withheld or delayed), effect any settlement of any pending or threatened Proceeding against such Indemnified Party in respect of which indemnity could have been sought hereunder by such Indemnified Party unless such settlement (a) includes an unconditional release of such Indemnified Party from all liability or claims that are the subject matter of such Proceeding and (b) does not include any statement as to any admission of fault or culpability. Notwithstanding the foregoing, each Indemnified Party shall be obligated to promptly refund or return any and all amounts paid by you under this paragraph to such Indemnified Party for any losses, claims, damages, liabilities and expenses to the extent such Indemnified Party is not entitled to payment of such amounts in accordance with the terms hereof.

References to “you” in this Section 4 shall include the Company and Arq. The foregoing provisions in this Section 4 will be superseded, in each case, to the extent covered thereby, by the applicable provisions contained in the Credit Documentation upon execution thereof and thereafter will have no further force and effect.
5.Costs and Expenses. Each of the Company and Arq, severally and not jointly, in the proportions set forth in Section 14, will (i) reimburse CF Global for all reasonable and documented out-of-pocket costs and expenses incurred by CF Global (whether incurred before or after the date hereof) in connection with the Facility and the preparation, negotiation, execution and delivery of this Commitment Letter and the Credit Documentation, including, without limitation, the reasonable and documented fees and expenses to CF Global regardless of whether any of the transactions contemplated hereby are consummated and (ii) pay all costs and expenses of CF Global(including, without limitation, the reasonable and documented out-of-pocket fees and disbursements) incurred in connection with the enforcement of any of its rights and remedies under this Commitment Letter; provided, however, (a) CF Global shall not be entitled to the foregoing expense reimbursement if the transactions contemplated by this Commitment Letter fail to close solely as a result of CF Global being in material breach of its obligations under this Commitment Letter and not arising out of any act or omission of ADES or its affiliates and (b) if the Closing Date does not occur (unless there has not been any breach by the Company of the Exclusivity Provision), the maximum amount you shall be required to reimburse CF Global under this Commitment Letter shall not exceed $500,000 in the aggregate (provided that, at such time that CF Global and its Representatives have incurred an aggregate amount of fees, costs and expenses in an amount equal to $300,000, CF Global shall deliver prompt written notice to you of the same (including, to the extent requested by you, reasonably detailed documentation regarding such fees, costs and expenses). The foregoing provisions in this Section 5 will be superseded, in each case, to the extent covered thereby, by the applicable provisions contained in the Credit Documentation upon execution thereof and thereafter will have no further force and effect. References to “you” in this Section 5 shall include the Company and Arq.
6.Closing Fee; Termination Fee. ADES agrees to pay (or cause the Borrower to pay) to the Agent under the Facility, for the benefit of CF Global, a non-refundable closing fee equal to 2.00% of the aggregate principal amount of the loans funded under the Facility on the Closing Date, payable on, and subject to the occurrence of, the Closing Date. At the Agent’s option, such closing fee (or any portion thereof) may be structured as original issue discount.
If this Commitment Letter is terminated in accordance with Section 2, unless CF Global has (i) terminated its commitments under this Commitment Letter or (ii) declined or failed to reaffirm its willingness following a request, or breached its obligations, to provide its portion of the Facility on the terms and conditions of this Commitment Letter, then each of the Company and Arq, severally and not jointly, in the proportions set forth in Section 14, will pay CF Global a termination fee (without any duplication of the payment of such fees) of an aggregate two and a half percent (2.50%) of the sum of the Facility (the “Termination Fee”) upon written demand by CF Global to each of the Company and Arq; provided that payment of the Termination Fee shall not in any way reduce, satisfy or otherwise impact the Company’s liability with respect to any breach of the Exclusivity Provision.

7.Confidentiality. By accepting delivery of this Commitment Letter, ADES agrees that this Commitment Letter is for ADES’s confidential use only and that neither its existence nor its terms will be disclosed by ADES to any person other than to (a) its subsidiaries and affiliates and its and their respective directors, officers, employees, affiliates, members, partners, stockholders, attorneys, accountants, independent auditors, agents and other advisors and those of Arq and its subsidiaries and Arq itself, in each case, on a confidential basis, (b) in any legal, judicial or administrative proceeding or as otherwise required by applicable law, rule or regulation or as requested by any governmental, regulatory or self-regulatory authority (in which case you agree, (i) to the extent permitted by law and commercially practicable, to inform us promptly in advance thereof and (ii) to use commercially reasonable efforts to ensure that any such information so disclosed is accorded confidential treatment), (c) to the extent reasonably necessary or advisable in connection with the exercise of any remedy or enforcement of any right under this Commitment Letter, (d) this Commitment Letter, including the existence and contents of this Commitment Letter may be disclosed in any syndication or other marketing materials in connection with the Facility and the Transactions or in connection with any public or regulatory filing in connection with the Transactions and (e) the Term Sheet, including the existence and contents thereof may be disclosed to any rating agency in connection with the Facility. The foregoing restrictions shall cease to apply in respect of the existence and contents of this Commitment Letter two years following the termination of this Commitment Letter in accordance with its terms.

CF Global will abide by the terms of the confidentiality agreement (the “Confidentiality Agreement”) attached as Exhibit C hereto.

8.Representations and Warranties of ADES. ADES represents and warrants (prior to the Closing Date, with respect to Arq and its subsidiaries, to your knowledge) that (i) all written information concerning you and your subsidiaries and Arq and its subsidiaries, other than Projections (as defined below) and information of a general economic or industry nature, that has been or will hereafter be made available to CF Global by ADES or any of ADES’s affiliates or ADES’s or any affiliate’s respective officers, directors, employees, advisors, agents and representatives (the “ADES Representatives”) in connection with the transactions contemplated hereby (the “Information”) is and will be, when taken as a whole, when furnished, complete and correct in all material respects and does not and will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not misleading in light of the circumstances under which such statements were or are made (after giving effect to all supplements and updates thereto from time to time) and (ii) all financial projections, forecasts, financial estimates, other forward-looking and/or projected information, if any, that have been or will be prepared by ADES or any ADES Representatives and made available to CF Global (the “Projections”) have been or will be prepared in good faith based upon assumptions that are or were believed by ADES to be reasonable as of the date of the preparation of such Projections (it being understood by CF Global that such Projections are not to be viewed as facts and that the Projections are subject to significant uncertainties and contingencies, many of which are beyond ADES’s control, and that no assurance can be given that the Projections will be realized, that actual results may differ from projected results and that such differences may be material). If, at any time from the date hereof until the termination of this Commitment Letter, ADES becomes aware that any of the representations and warranties in the preceding sentence would not be accurate and complete in any material respect if the Information or Projections were being furnished, and such representations and warranties were being made, at such time, ADES agrees to (or prior to the Closing Date with respect to Information and Projections concerning Arq and its subsidiaries, ADES will, subject to any applicable limitations on its rights as set forth in the Transaction Agreement, use commercially reasonable efforts to) supplement the Information and Projections from time to time so that (prior to the Closing Date, to ADES’s knowledge with respect to Arq and its subsidiaries) the representations and warranties contained in this paragraph remain accurate and complete in all material respects under those circumstances; provided, that any such supplementation shall cure any breach of such representations.
In providing this Commitment Letter and in arranging the Facility, CF Global is relying on the accuracy of the Information furnished to it by or on behalf of ADES or any ADES Representatives without independent verification thereof.
Notwithstanding anything to the contrary contained in this Commitment Letter, none of the making of any representation under this Section 8, the making of any supplementation thereof, or the accuracy of any such representation (whether or not cured) shall constitute a condition precedent to the availability and funding of the Facility on the Closing Date.
9.No Third Party Reliance, Not a Fiduciary, Etc. The agreements of CF Global hereunder are made solely for the benefit of ADES and may not be relied upon or enforced by any other person (other than to the extent Arq is a party to the applicable provision, Arq). This Commitment Letter shall not be assignable by any party hereto without the prior written consent of each other party hereto (and any purported assignment without such consent shall be null and void), each provision hereof is intended to be solely for the benefit of the parties to such provision and, to the extent expressly set forth in Section 3, the Indemnified Parties and is not intended to and does not confer any benefits upon, or create any rights in favor of, any person other than the parties to such provision and, to the extent expressly set forth in Section 3, the Indemnified Parties. CF Global reserves the right to assign its obligations (but not its commitments hereunder) to its affiliates or to employ the services of its affiliates in fulfilling its obligations (but not its commitments hereunder) contemplated hereby. This Commitment Letter may not be amended or modified, or any provision hereof waived, except by a written agreement signed by ADES, CF Global and, to the extent a party to the applicable provision, ARQ.
ADES hereby acknowledges that CF Global is acting pursuant to a contractual relationship on an arm’s length basis, and the parties hereto do not intend that CF Global act or be responsible as a fiduciary to ADES, its management, stockholders, creditors or any other person. Each of ADES and CF Global hereby expressly disclaims any fiduciary relationship and agrees they are each responsible for making their own independent judgments with respect to any transactions entered into between them. ADES also hereby acknowledges that CF Global has not advised and CF Global is not advising ADES as to any legal, accounting, regulatory or tax matters, and that ADES is consulting its own advisors concerning such matters to the extent it deems appropriate.
ADES understands that CF Global and its affiliates is engaged in a wide range of financial services and businesses (including investment management, financing, securities trading, corporate and investment banking and research). CF Global and its affiliates generally act independently of each other, both for their own account and for the account of clients. Accordingly, there may be situations where affiliates of CF Global and/or their clients either now have or may in the future have interests, or take actions, that may conflict with ADES’s interests. In recognition of the foregoing, ADES agrees that none of CF Global or any of its affiliates is required to restrict its activities as a result of this Commitment Letter and that CF Global and its affiliates may undertake any lawful business activity without further consultation with or notification to ADES. Neither this Commitment Letter nor the receipt by CF Global of confidential information nor any other matter will give rise to any fiduciary, equitable or contractual duties (including, without limitation, any duty of trust or confidence) that would prevent or restrict CF Global and/or its affiliates from acting on behalf of other investors or for its own account. Furthermore, ADES agrees that neither CF Global, nor any of its affiliates, nor any member or business of CF Global or its affiliates is under a duty to disclose to ADES or use on behalf of ADES any information whatsoever about or derived from those activities or to account for any revenue or profits obtained in connection with such activities. However, consistent with CF Global’s and its affiliates’ long-standing policy to hold in confidence the affairs of its borrowers and partners, CF Global will comply with the Confidentiality Agreement.

10.Governing Law, Etc. This Commitment Letter will be governed by, and construed in accordance with, the law of the State of New York without regard to conflict of law principles that would result in the application of any law other than the law of the State of New York; provided, that, notwithstanding the sentence to which this proviso applies and the governing law provisions of this Commitment Letter, it is understood and agreed that (a) the interpretation of the definition of Arq Material Adverse Effect, as defined in the Transaction Agreement, (and whether or not such an Arq Material Adverse Effect has occurred), (b) the determination of the accuracy of any Specified Transaction Agreement Representation and whether as a result of any inaccuracy thereof you or your applicable affiliate has the right to terminate your or their obligations under the Transaction Agreement or decline to consummate the Transaction in accordance with the Transaction Agreement and (c) the determination of whether the Transaction has been consummated in accordance with the terms of the Transaction Agreement and, in any case, claims or disputes arising out of any such interpretation or determination or any aspect thereof, in each case, shall be governed by, and construed and interpreted in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. This Commitment Letter (including the Term Sheet) sets forth the entire agreement between the parties with respect to the matters addressed herein and supersedes all prior communications, written or oral, with respect hereto. Nothing herein is intended to be an amendment to the Transaction Agreement. This Commitment Letter may be executed in any number of counterparts, each of which, when so executed, will be deemed to be an original and all of which, taken together, will constitute one and the same Commitment Letter. Delivery of an executed counterpart of a signature page to this Commitment Letter by telecopier or other electronic transmission will be as effective as delivery of an original executed counterpart of this Commitment Letter.
11.Waiver of Jury Trial. Each party hereto irrevocably waives all right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to the Transaction, this Commitment Letter or the transactions contemplated hereby or the actions of the parties hereto in the negotiation, performance or enforcement hereof.
12.Consent to Jurisdiction, Etc. Each party hereto irrevocably and unconditionally (i) agrees that it will not commence any action, litigation or proceeding of any kind or description, whether in law or in equity, whether in contract, tort or otherwise, against any other party hereto arising out of or in any way relating to this Commitment Letter or the transactions contemplated hereby in any forum other than the courts of the State of New York sitting in New York County, and of the United States District Court for the Southern District of New York, and any appellate court from any thereof, (ii) accepts for itself and in respect of its property the jurisdiction of such courts, (iii) waives any objection to the laying of venue of any such suit, action or proceeding brought in any such courts and any claim that any such suit, action or proceeding has been brought in an inconvenient forum and (iv) consents to the service of any process, summons, notice or document in any such suit, action or proceeding by registered mail; provided, that, with respect to any suit, action or proceeding arising out of or relating to the Transaction Agreement or the transactions contemplated thereby and which do not involve any claims by or against CF Global or any Indemnified Party, this sentence shall not override any jurisdiction provision set forth in the Transaction Agreement. A final judgment in any such suit, action or proceeding will be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing herein will affect the right of any party hereto to serve legal process in any other manner permitted by law. To the extent that ADES or Arq has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, each of ADES and Arq, as applicable, irrevocably waives such immunity in respect of its obligations under this Commitment Letter.
13.Patriot Act Compliance. CF Global hereby notifies ADES that pursuant to the requirements of the USA PATRIOT ACT (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the “Patriot Act”), it is required to obtain, verify and record information that identifies ADES, which information includes the name and address of ADES and other information that will allow CF Global to identify ADES in accordance with the Patriot Act. In that connection, CF Global may also request corporate formation documents, or other forms of identification, to verify information provided.
14.Acknowledgment and Agreement. Each party hereto acknowledges and agrees that Arq and ADES shall be severally, and not jointly, liable with respect to (a) the payment of all fees and reimbursement obligations set forth in Sections 4, 5 and 6, with each of Arq and ADES liable for fifty percent (50.0%) of such obligations and (b) any indemnification obligations set forth in Section 4, with each of Arq and ADES liable fifty percent (50.0%) of such obligations (or to the extent determinable, allocated based on proportion of relative fault).

If the foregoing correctly sets forth our agreement, please indicate your acceptance of our offer as set forth in this Commitment Letter by signing a copy of this Commitment Letter and returning it to Jeremy Blank via email (jblank@comllp.com) at or before 11:59 p.m. (New York City time) on August 18, 2022, the time at which the commitment and other obligations of CF Global hereunder (if not so accepted prior thereto) will terminate.

Very truly yours,

CF GLOBAL CREDIT, LP

By:	/s/ Michael S. Lawrence
Name:	Michael S. Lawrence
Title	General Counsel

ACCEPTED AND AGREED
as of the date first above written:

ADVANCED EMISSIONS SOLUTIONS, INC.

By:	/s/ Greg Marken
Name:	Greg Marken
Title	Chief Executive Officer

ARQ LIMITED
solely with respect to Sections 4, 5, 6, 10, 12 and 14

By:	/s/ Julian McIntyre
Name:	Julian McIntyre
Title	Director

EXHIBIT A

SUMMARY OF TERMS AND CONDITIONS

Set forth below is a summary of the principal terms and conditions for the Facility. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in the Commitment Letter to which this Exhibit A is attached (including the Schedule hereto) and in Exhibit B attached to the Commitment Letter.

Borrower
A newly-formed Delaware corporation (“New ADES”) that will be the publicly-traded parent company following the consummation of the transactions contemplated by the Transaction Agreement (the “Borrower”).

Guarantors
All obligations of the Borrower under the Facility will be unconditionally guaranteed by all present and future Subsidiaries (as defined in the ADES Precedent Credit Agreement (as defined below)) of New ADES (each, a “Guarantor” and collectively, the “Guarantors”; Borrower and Guarantors, each a “Loan Party” and collectively, the “Loan Parties”) other than (i) Immaterial Subsidiaries (as defined in the ADES Precedent Credit Agreement), (ii) the Project Subsidiary (as defined below), and (iii) any Subsidiary that is prohibited by law, regulation or contractual obligation binding on such Subsidiary at the time of acquisition thereof and not incurred in contemplation thereof from providing a Guaranty.

In addition, so long as ARQ’s existing credit facility under that certain Loan Agreement, dated as of January 27, 2021 (the “ARQ Credit Agreement”), by and among (i) Community Trust Bank, Inc., as lender, and (ii) Corbin Project LLC, ARQ Projects Holding Company LLC, ARQ St. Rose LLC, ARQ Corbin LLC and ARQ Corbin Land LLC, as borrowers (the “ARQ Borrowers”), is outstanding, (i) none of the ARQ Borrowers shall be Loan Parties under the Facility and (ii) all of the collateral securing the credit facility pursuant to the security agreement in effect on the date of the Commitment Letter shall be excluded from the collateral security for the Facility

Administrative Agent and Collateral Agent
CF Global Credit LP (“CF Global”), a Delaware limited partnership, or one of its affiliates will act as the sole and exclusive administrative agent and collateral agent for the Lenders referred to below (in such capacities, the “Agent”).

Lenders	CF Global (the “Lender” or “Lenders”).

Facility and Amounts
A 4-year senior secured first lien term loan (the “Facility”) in an aggregate principal amount of $10,000,000. Loans under the Facility shall be funded on the Closing Date (the term loans thereunder, the “Loan”; the proceeds of the Loan, the “Loan Proceeds”)

Use of Proceeds
The Loan Proceeds will be used in accordance with Schedule 1 (Sources & Uses) attached hereto (it being understood and agreed that the amounts set forth on Schedule 1 are estimates and that actual amounts may differ from those estimates) and shall be available, to the extent of remaining funds following the Closing Date, for general corporate purposes, including as outlined in the Business Plan delivered by the Company to CF Global on August 17, 2022.

Interest
1.Interest rates and payments will be as follows at a per annum rate equal to (i) Term SOFR plus a margin of 9.00% paid in cash and (ii) 5.00% paid-in-kind, with cash pay interest to be paid on a quarterly basis and PIK interest added to the principal balance of the Loans on a quarterly basis.

1.Term SOFR (inclusive of the credit spread adjustment of 10 bps for all tenors) to be capped at a rate of 2.00% per annum and floored at a rate of 1.00% per annum.

1.Automatically upon the occurrence of an event of default, to the fullest extent permitted by law, a default rate of additional 3.00% per annum shall apply to the Loans and shall be paid in cash.

1.The Credit Documentation will include a customary gross up with respect to withholding taxes payable by Lenders.

Availability	The Facility shall be available to the Borrower in a single borrowing on the Closing Date. Repayments and prepayments of the Loans may not be reborrowed.

Maturity and Amortization	The Facility will mature on the date which is four (4) years following the Closing Date (the “Maturity Date”). No amortization of the principal amount of the Loans. Bullet payment at maturity.

Optional Prepayment
Loans may be prepaid, in whole or in part, without premium or penalty (except as set forth under the heading “Prepayment Fee” below), at the option of the Borrower at any time upon 3 business days’ prior notice.

Prepayment Fee
The Borrower shall pay a “prepayment premium” in connection with any prepayment with respect to all or any portion of the Loans as follows:

1.Months 0-12: permitted subject to Lenders receiving a total of 12 months minimum interest plus a prepayment fee equal to 2.00% of principal amount that is prepaid.

1.Months 12-36: permitted subject to Lenders receiving a prepayment fee equal to 2.00% of the principal amount that is prepaid.

1.Months 36-48: permitted subject to Lenders receiving a prepayment fee equal to 1.00% of the principal amount that is prepaid.

Mandatory Prepayments
Same as the ADES Precedent Credit Agreement. Consistent with the dispositions covenant in the section below with the heading titled “Covenants”, the mandatory prepayments provisions will exclude dispositions up to $5,000,000 and dispositions of Marshall Mine LLC).

Mandatory prepayment events will not include a general cash sweep.

All mandatory prepayments, to the extent attributable to foreign subsidiaries, are subject to permissibility under local law (e.g., financial assistance, corporate benefit, restrictions on up-streaming of cash intra group and the fiduciary and statutory duties of the directors of the relevant subsidiaries); provided that the Borrowers shall take all actions reasonably requested by the Agent and required by applicable local law to permit such repatriation.

Further, if the Borrower and their restricted subsidiaries determine in good faith that they would incur a material and adverse tax liability (including any withholding tax) if all or a portion of the funds required to make a mandatory prepayment was up-streamed or transferred as a distribution or dividend (a
“Restricted Amount”), subject to the Agent’s consent (not to be unreasonably withheld), the amount the Borrowers will be required to mandatorily prepay shall be reduced by the Restricted Amount until such time as it may upstream or transfer such Restricted Amount without incurring such tax liability.

Any Lender may elect not to accept any mandatory prepayment, and the amounts so declined may be retained by the Borrower.

Security
Subject to the Certain Funds Provision, the Loan Parties’ obligations in respect of the Loan will be secured by a first priority perfected security interest (subject to permitted liens and other exceptions to be set forth in the Credit Documentation) on all of the Loan Parties’ now owned or hereafter acquired assets, including, without limitation, all equity interests issued by each Loan Party and all of the Loan Parties’ subsidiaries, subject to customary limitations.

Credit Documentation
The definitive financing documentation for the Facility (the “Credit Documentation”) will be prepared by counsel to the Borrowers and (i) shall contain the terms and conditions set forth in the Commitment Letter and such other terms (but no other conditions) as the Borrower and CF Global shall mutually agree, and (ii) otherwise, shall give due regard to the Credit Agreement dated as of December 7, 2018 (the “ADES Precedent Credit Agreement”) among Advanced Emissions Solutions, Inc. (“ADES”), as debtor, certain Subsidiaries of ADES, as guarantors, The Bank of New York Mellon, as administrative agent, and the lenders party thereto, with modifications to, among other things, (A) reflect the full conversion from LIBOR pricing and loan administration to Term SOFR pricing and loan administration, (B) reflect the jurisdiction of organization of the Borrower and its subsidiaries, (C) reflect changes in law or accounting standards since the date of such precedent, (D) reflect the operational and administrative requirements of the Agent, (E) provide for mechanics for interest that is paid-in-kind, (F) necessary or appropriate changes in order to ensure the permissibility of the ARQ Credit Agreement under the Credit Documentation, including the exclusion of the ARQ Borrowers as Loan Parties and of assets constituting “collateral” thereunder from the Collateral granted to secure the Credit Agreement, (G) remove the definition of “Expected Future Net Cash Flows from the Refined Coal Business” and applicable related definitions and provisions and (H) a definition of EBITDA that reflects addbacks of the type included in the EBITDA calculation in the Business Plan; it being further understood and agreed that the Credit Documentation shall: (a) not be subject to any conditions to the availability and funding of the Facility on the Closing Date other than as expressly set forth in Exhibit B to the Commitment Letter; (b) contain only those mandatory prepayments and negative covenants expressly set forth in this Exhibit A and representations, affirmative covenants and events of default that are not, taken as a whole, materially less favorable to the Borrower and its subsidiaries than the ADES Precedent Credit Agreement in each case, applicable to the Borrower and its subsidiaries, and (c) will be consistent with this Term Sheet. To the extent that any representations and warranties made on, or as of, the Closing Date (or a date prior thereto) are qualified by or subject to “Material Adverse Effect”, for purposes of such representations and warranties, the definition thereof shall be “Arq Material Adverse Effect” as defined in the Transaction Agreement as in effect on the signing date (this paragraph, collectively, the “Documentation Considerations”).

Representations and Warranties
Customary for credit facilities of this type and subject to the Documentation Considerations, but in all respects limited on the Closing Date to the Specified Transaction Agreement Representations and the Specified Representations.

Covenants
Affirmative Covenants: Customary for credit facilities of this type and, subject to the Documentation Considerations, limited to the following: financial statements and reports (including delivery of monthly unaudited financial statements and key statistics (within 20 days after end of each fiscal month, commencing with the first such full fiscal month ending after the Closing Date and excluding the third month of any fiscal quarter), audited annual financial statements (“Annual Financials”)) (within 90 days (or such later date permitted under SEC regulations, if applicable) after the end of each fiscal year of the Borrowers ending after the Closing Date, prepared in accordance with GAAP and accompanied by an opinion of an independent accounting firm that is not subject to qualifications as to scope of such audit, but that may contain a qualification or “going concern” statement that is due to the impending maturity within twelve (12) months of any indebtedness or the potential breach (but not actual breach) of any financial covenant), and quarterly unaudited financial statements (“Quarterly Financials”) for each of the first three fiscal quarters of each fiscal year of the Borrowers, commencing with the first such full fiscal quarter ending after the Closing Date, within 45 days (or such later date permitted under SEC regulations, if applicable) after the end of each such fiscal quarter); delivery of a compliance certificate concurrently with the delivery of the Annual Financials and the Quarterly Financials (it being understood that updates with respect to material intellectual property shall only be required to be made in connection with the delivery of the Annual Financials); delivery of other information reasonably requested by the Agent; maintenance of books and records; notices of events of default and certain other material events; taxes; further assurances; maintenance of insurance; right of the Agent to inspect property and books and records and have inspection discussions; designation of unrestricted subsidiaries; additional guarantees and security interests in after-acquired property (subject to, among other things, the parameters set forth under “Collateral” above); maintenance of properties; permits; environmental matters; intellectual property; ownership and absence of liens on collateral; existence and compliance with law; real property matters; lender meetings; and deposit accounts.

Negative Covenants: Subject to the Documentation Considerations, limited to restrictions on the following:

1.Liens Covenant: No liens or security interests on any of the Loan Parties’ assets; provided that the following shall be permitted:

(i) liens securing indebtedness in respect of amortized note financings or similar financings for vehicles and equipment entered into in the ordinary course and purchase money indebtedness (including capitalized lease obligations) in an aggregate amount not to exceed $15,000,000 at any time outstanding,

(ii) liens securing specific asset level project financing for Permitted Projects (as defined below), provided that such liens are provided only by the applicable project entity incurring such financing (together with its Subsidiaries, collectively, the “Project Subsidiary”) (it being understood that, in addition to liens on the assets of such Project Subsidiary, liens are permitted to be incurred with respect to the capital stock issued by such entity so long as the Lenders have a lien on the capital stock of an indirect parent holding company of such Project Subsidiary),

(iii) liens in the form of cash collateralization of L/Cs in an aggregate amount not to exceed $500,000,

(iv) liens in respect of indebtedness incurred after the closing date in respect of customary surety or performance bonds of (a) the Borrower and the AES subsidiaries in an aggregate amount not exceeding $6,000,000 at any time outstanding and (b) Arq/Corbin entities in an aggregate amount not exceeding $3,000,000,

(v) closing date scheduled liens (including modifications, replacement, renewal or extensions thereof to the extent the amount of debt secured by such liens does not increase (subject to customary exceptions for costs, fees and other amounts incurred / paid in connection with putting the refinancing in place) and such liens do not extend to any additional assets other than the assets securing the original liens or after acquired assets covered by the applicable grant clause of the original liens),

(vi) liens in respect of financing of insurance premiums in the ordinary course of business not to exceed $3,500,000 at any time outstanding,

(vii) liens securing debt in respect of the credit facility under the ARQ Credit Agreement, and

(viii) a general liens basket in an aggregate amount not exceeding $500,000 at any time outstanding, provided that liens incurred pursuant to such basket shall not secure indebtedness for borrowed money.

1.Debt Covenant: No additional debt owed by any Loan Party or their Subsidiaries; provided that the following shall be permitted:

(i) indebtedness in respect of amortized note financings or similar financings for vehicles and equipment entered into in the ordinary course and purchase money indebtedness (including capitalized lease obligations) in an aggregate amount not to exceed $15,000,000 at any time outstanding and any refinancing debt in respect thereof so long as the principal amount of refinancing debt does not exceed the principal amount being refinanced (subject to customary exceptions for costs, fees and other amounts incurred / paid in connection with putting the refinancing in place),

(ii) a general debt basket in an aggregate amount not exceeding $500,000 at any time outstanding, provided that indebtedness for borrowed money shall not be incurred pursuant to such basket,

(iii) intercompany indebtedness, subject to perfected security interest in favor of the Agent,

(iv) specific asset level project indebtedness incurred to finance the “Permitted Projects” (to be defined as “a plant that utilizes Arq’s technology to convert coal waste or coal into [feedstock used in] oil products[, carbon products and coal markets]”) and any refinancing debt in respect thereof so long as the principal amount of refinancing debt does not exceed the principal amount being refinanced (subject to customary exceptions for costs, fees and other amounts incurred / paid in connection with putting the refinancing in place), provided that such financing is incurred only by the Project Subsidiary,

(v) closing date scheduled debt (inclusive of existing surety and performance bonds and existing financed insurance premiums) and any refinancing debt in respect thereof so long as the principal amount of refinancing debt has recourse to the same type and value of assets as the debt being refinanced and does not exceed the principal amount being refinanced (subject to customary exceptions for costs, fees and other amounts incurred / paid in connection with putting the refinancing in place),

(vi) indebtedness incurred after the closing date in respect of customary surety or performance bonds of (a) the Borrower and the AES subsidiaries in an aggregate amount not exceeding $6,000,000 at any time outstanding and (b) Arq/Corbin entities in an aggregate amount not exceeding $3,000,000,

(vii) letters of credit with a face amount of $500,000 at any time outstanding,

(viii) financing of insurance premiums in the ordinary course of business not to exceed $3,500,000, and

(ix) the credit facility under the ARQ Credit Agreement, provided that no payments of principal of the ARQ Credit Agreement shall be made prior to January 27, 2036 (the stated maturity date of the ARQ Credit Agreement), other than monthly amortization payments commencing on February 27, 2023, and paid in accordance with the amortization schedule in effect on the date of the Commitment Letter).

1.Asset Sales / Dispositions Covenant: No sales or other dispositions of assets of any Loan Party or their Subsidiaries; provided that the following shall be permitted:

(i) dispositions (in the aggregate) below $5,000,000 of net cash proceeds permitted, subject to reinvestment in collateral within 180 days,

(ii) subject to the carveout in clause (i) above, dispositions of obsolete, worn out and/or abandoned assets and other property, provided that proceeds are reinvested in collateral within 180 days, capped at $3,000,000 per year, and

(iii) disposition of Marshall Mine LLC.

1.Affiliate Transactions Covenant: No transactions with affiliates, excluding (x) closing date scheduled affiliate transactions and arrangements, (y) transactions not to exceed $250,000 per year and that are approved by the board of New ADES and (z) transactions between the Borrower and the Corbin entities.

1.Restricted Payments Covenants: No dividends or similar distributions from any Loan Party to any of the owners of its equity interests; provided that the cash component payable pursuant to the cash election feature of the ADES merger that is a part of the Transaction shall be permitted.

1.Change in Business / Accounting: No material changes in the line of business (other than as contemplated by the Business Plan) or accounting methodologies of the Borrower and its Subsidiaries. No changes in accounting policies or practices except to the extent required by applicable law or regulation.

1.Amendments to Organizational Documents; Collateral Details: No amendments to organizational documents which would be materially adverse to the Lenders’ interests (provided that, in the event that the Agent reasonably determines that any such amendment is materially adverse to the Lenders’ interests, the Agent will provide notice of the same to the Borrower and the Borrower shall a 30-day grace period to remedy the issue (which grace period shall commence on the date of actual receipt of the notice) and the Borrower must provide the administrative agent with notice of name changes, changes of jurisdiction of organization, or other similar changes within 30 days of the occurrence of such changes.

1.Amendments to Material Agreements: No amendments to material agreements of any Loan Party or its Subsidiaries that are materially adverse to the Lenders’ interests (provided that, in the event that the Agent reasonably determines that any such amendment is materially adverse to the Lenders’ interests, the Agent will provide notice of the same to the Borrower and the Borrower shall a 30-day grace period to remedy the issue (which grace period shall commence on the date of actual receipt of the notice); material agreements to include any agreements which represent at least $2,000,000 of revenue to the Loan Parties, $2,000,000 of liabilities or Indebtedness of the Loan Parties, or the breach or termination thereof could reasonably cause a Material Adverse Effect.

1.Investment Covenant: No additional investments made by any Loan Party or their Subsidiaries; provided that the following shall be permitted:

(i) Permitted Investments (including, without limitation, all Permitted Intercompany Investments) (each term as defined in the ADES Precedent Credit Agreement); provided that, with respect to clauses (b) and (c) of the definition of Permitted Intercompany Investments, such investments (other than amounts already invested as of the Closing Date) shall not exceed an aggregate amount of $2,000,000 at any time outstanding,

(ii) closing date scheduled investments,

(iii) in the event that the Borrower raises equity capital (which can be in the form of “qualified” stock (to be defined in a customary manner to be agreed (including restrictions on all redemptions and cash payments and customary carveouts for mandatory redemption in the event of a change of control or asset sales that provide that the rights of the holders thereof in such a transaction are subject to the prior payment in full of the Loans and all other obligations to the Lenders)) and to include common stock) and (x) the Borrower’s trailing 12 month EBITDA is at least $8,000,000 but less than or equal to $15,000,000 at the time, then 80% of the proceeds of such capital raises can be utilized to invest in Permitted Projects and the remaining 20% of the proceeds can be utilized by the Loan Parties, and (y) the Borrower’s trailing 12 month EBITDA is in excess of $15,000,000 at the time, then 100% of the proceeds of such capital raises can be utilized to invest in Permitted Projects,

(iv) investments in the Corbin entities, and

(v) a general investment basket of $500,000.

No additional preferred stock other than (a) “qualified” stock of the Borrower (to be defined in a customary manner to be agreed (including restrictions on all redemptions and cash payments and customary carveouts for mandatory redemption in the event of a change of control or asset sales that provide that the rights of the holders thereof in such a transaction are subject to the prior payment in full of the Loans and all other obligations to the Lenders)) and to include common stock) and (b) preferred stock issued to Loan Parties.

Financial Covenants
Subject to the Documentation Considerations, limited to the following:
1.The Borrower will be required to maintain at least $5,000,000 of unrestricted cash at all times (“Minimum Cash Covenant”).
2.Loan Parties will be required to achieve annual revenue on a consolidated basis of at least $70,000,000 in 2023, $85,000,000 in 2024, and $100,000,000 each year thereafter.
3.Loan Parties will be required to achieve minimum EBITDA (to be defined in a manner consistent with the Business Plan and with such additional customary addbacks to be mutually agreed) on a consolidated basis of $3,000,000 for the 2024 fiscal year and EBITDA of at least $16,000,000 for each fiscal year thereafter.
4.At any time that the traded market value of the New ADES Common Stock (as defined in the Transaction Agreement), commencing after the second full fiscal quarter after the Closing Date, is less than an amount equal to the product of (i) total principal balance of the Loans at the time of determination multiplied by (ii) three (3) for the last 20 trading days of a calendar year, an LTV covenant test will apply (using a valuation firm selected by the Company and reasonably acceptable to the Agent), for which Borrower will be required to maintain a total loan to value ratio of no greater than 0.40 to 1.00.

Events of Default
Usual and customary for credit facilities of this type consistent with the Documentation Condition, with grace periods as provided in the ADES Precedent Credit Agreement (except that all affirmative covenants and agreements in Mortgages shall be subject to the same grace period as other affirmative covenants in Section 6.1(c)) and limited to the following: nonpayment of principal when due; nonpayment of interest, fees or other amounts; material inaccuracy of a representation or warranty when made or deemed made; violation of a covenant; cross-event of default and cross-acceleration with respect to $1 million of debt; bankruptcy and liquidation events with respect to the Borrower or subsidiaries; unpaid, final monetary judgments in excess of $1 million that have not been vacated, discharged, stayed or bonded pending appeal; actual (or assertion by a Loan Party of the) invalidity of any material provision of the loan documents or failure of perfection or priority of liens on the collateral; ERISA events with withdrawal liability in excess of $2.5 million or underfunding at a termination event in excess of $2.5 million; and a change of control of New ADES.

Default Rights	Subject to the Documentation Considerations, usual and customary for credit facilities of this type.

Administrative Agent Fee
1.Borrower shall pay Lenders a closing fee equal to 2.00% of the aggregate principal amount of the loans funded under the Facility on the Closing Date, payable on, and subject to the occurrence of, the Closing Date.
2.Borrower shall pay to Agent an administrative fee equal of $12,000 on, and subject to the occurrence of, the Closing Date and on each anniversary thereof.

Warrants
New ADES shall issue warrants to CF Global, in form and substance reasonably acceptable to CF Global, to acquire newly issued shares of New ADES at $0.01 per share. CF Global shall receive warrants representing 1% of the post-transaction fully diluted share capital. The warrants shall be exercisable for a period of 7 years following the Closing Date with a strike price of $0.01 per share. The warrants shall automatically convert upon a change of control in respect of New ADE

Voting (Amendments and Waivers)	Majority Lenders subject to standard exceptions consistent with the Documentation Considerations.

Assignments and Participations
Subject to the Documentation Considerations, customary provisions with respect to assignments and participations; provided that Borrower’s consent shall not be unreasonably withheld and no assignments shall be made to Disqualified Lenders (to be defined to mean (i) any person you and we shall mutually agree in writing prior to the launch of the primary syndication of the Facility, (ii) any person that is a competitor of you, Arq or each of your or its respective subsidiaries, which person has been designated as a “Disqualified Lender” by written notice to us by you (or, if after the Closing Date (as defined below), by the Borrower to the Administrative Agent) from time to time (but not less than three (3) business days prior to such date) and (iii) affiliates of persons described in preceding clause (i) or (ii) (other than such affiliates that are bona fide debt funds or investment vehicles generally engaged in making, purchasing, holding or otherwise investing in commercial loans, debt securities or similar extensions of credit in the ordinary course of business).

Expenses; Indemnification	Customary provisions, subject to the Documentation Considerations.

Conditions Precedent for Closing	Closing is subject to the satisfaction of the closing conditions detailed on Exhibit B to the Commitment Letter.

Governing Law and Forum
The Credit Documentation shall be governed by the laws of the State of New York and any disputes arising in connection therewith shall be submitted to the exclusive jurisdiction of the courts of New York.

SCHEDULE I
SOURCES & USES

EXHIBIT B
FACILITY CLOSING CONDITIONS
Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in the Commitment Letter to which this Exhibit B is attached (including the Schedule thereto) and in Exhibit A attached to the Commitment Letter.
1.The execution and delivery by the Borrower and the Guarantors of definitive Credit Documentation (including the Warrants), which shall be in accordance with the Commitment Letter (including the Term Sheet) and the Documentation Considerations.
2.The delivery by the Borrower and the Guarantors (or officers thereof) of customary closing certificates (including customary evidences of authority/resolutions, charter documents and customary officers’ incumbency certificates), customary lien searches reasonably requested by the Agent at least 30 days prior to the Closing Date and customary legal opinions with respect to the Facility, in each case reasonably satisfactory to the Agent consistent with the Commitment Letter.
3.The Transactions shall have been, or substantially concurrently with the funding of the Facility shall be, consummated in all material respects, in accordance with the terms of the Transaction Agreement, without giving effect to any modifications, amendments, express waivers or express consents thereunder that are adverse to the Lenders (in their capacities as such) in any material respect without the consent of the Lenders holding at least a majority of the commitments under the Facility (such consent not to be unreasonably withheld, conditioned or delayed).
4.The PIPE Investment for the full PIPE Commitment Amount shall have been, or substantially concurrently with the funding of the Facility shall be, consummated.
5.(a) All fees required to be paid on the Closing Date pursuant to the Commitment Letter and (b) all expenses required to be paid on the Closing Date pursuant to the Commitment Letter to the extent invoiced at least one business day prior to the Closing Date, shall have been paid (which amounts may, at the Lender’s option, be offset against the proceeds of the draw on the Facility).
6.The Lenders shall have received a customary certificate of the chief financial officer or treasurer (or other comparable officer) of New ADES certifying the solvency (defined in a manner consistent with the definition of Solvent in the AES Precedent Credit Agreement), after giving effect to the Transactions, of New ADES and its subsidiaries on a consolidated basis.
7.The Lenders shall have received, at least three Business Days (as defined in the Transaction Agreement) prior to the Closing Date, all documentation and other information about the Borrower and the Guarantors that the Arranger reasonably determines is required by applicable regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, that has been reasonably requested by the Lenders at least seven Business Days (as defined in the Transaction Agreement) in advance of the Closing Date.
8.Subject in all respects to the Certain Funds Provision, (a) the Guarantees with respect to the Facility (which shall be in accordance with the Commitment Letter (including the Term Sheet) and the Documentation Considerations) shall have been executed by the Guarantors and be in full force and effect or substantially simultaneously with the borrowing under the Facilities, shall be executed and become in full force and effect and (b) all documents and instruments necessary to perfect the Agent’s security interest (subject to liens permitted under the Credit Documentation or to be released on or prior to the Closing Date) in the Collateral with respect to the Facility shall have been executed (to the extent applicable) and delivered to the Agent by the Borrower and the Guarantors, as applicable, or substantially concurrently with the funding under the Facility, shall be executed (to the extent applicable) and delivered by the Borrower and the Guarantors, as applicable and, if applicable, be in proper form for filing, and none of the Collateral shall be subject to any other pledges, security interest or mortgages, except for the liens permitted under the Credit Documentation.
9.Immediately prior to giving effect to the consummation of the Transactions, on the Closing Date, (a) in the event that the Transactions are consummated on or prior to December 31, 2022, ADES and its consolidated subsidiaries shall in the aggregate have at least $70,000,000 in cash and cash equivalents, and (b) in the event that the Transactions are consummated after December 31, 2022, ADES and its consolidated subsidiaries shall in the aggregate have at least $68,000,000 in cash and cash equivalents.
10.Immediately prior to the closing of the Transactions, ADES and its consolidated subsidiaries shall have receivables and inventory with an aggregate value of at least $16,000,000, as calculated in accordance with GAAP.

EXHIBIT C
CONFIDENTIALITY AGREEMENT

Annex C—Form of Subscription Agreement
SUBSCRIPTION AGREEMENT
This SUBSCRIPTION AGREEMENT (this “Subscription Agreement”) is entered into this 19th day of August, 2022, by and among Elbert Holdings, Inc., a Delaware corporation (the “Issuer”), and the undersigned (“Subscriber”).
WHEREAS, substantially concurrently with the execution and delivery of this Subscription Agreement, the Issuer is entering into that certain Transaction Agreement, dated as of the date of this Subscription Agreement (as may be amended or supplemented from time to time, the “Transaction Agreement”), among the Issuer, Advanced Emissions Solutions, Inc., a Delaware corporation (“ADES”), Elbert Merger Sub 1, Inc., a Delaware corporation, and Arq Limited, a company incorporated under the laws of Jersey (“Arq”), whereby, among other things, the Issuer and Arq agree that the Issuer will consummate the Arq Share Acquisition, on the terms and subject to the conditions set forth therein and in the ancillary agreements thereto (the “Transaction”) (capitalized terms used and not otherwise defined herein shall have the meanings given to them in the Transaction Agreement);
WHEREAS, in connection with and immediately following the Transaction, on the terms and subject to the conditions set forth in this Subscription Agreement, Subscriber desires to subscribe for and purchase from the Issuer the number of shares of the Issuer’s common stock, par value $0.001 per share (the “Common Shares”), set forth on the signature page hereto (the “Acquired Shares”), at a per share purchase price equal to the Per Share Purchase Price, and the Issuer desires to issue and sell to Subscriber the Acquired Shares in consideration of the payment of the Aggregate Subscription Amount set forth on the signature page hereto (the “Aggregate Purchase Price”) by or on behalf of Subscriber to the Issuer at the Closing (as defined herein); and
WHEREAS, in connection with the Transaction, certain “accredited investors” (as such term is defined in Rule 501 under the Securities Act of 1933, as amended (the “Securities Act”)) or “qualified institutional buyers” (as defined in Rule 144A promulgated under the Securities Act) other than the Subscriber (each, an “Other Subscriber”), have entered into subscription agreements with the Issuer substantially similar to this Subscription Agreement, pursuant to which such Other Subscribers have agreed to subscribe for and purchase, and the Issuer has agreed to issue and sell to such Other Subscribers, on the Closing Date (as defined herein), Common Shares at the Per Share Purchase Price (the “Other Subscription Agreements”).
NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:
1.Subscription. Subject to the terms and conditions hereof, Subscriber hereby irrevocably subscribes for and agrees to purchase, and the Issuer hereby agrees to issue and sell to Subscriber, upon the payment of the Aggregate Purchase Price, the Acquired Shares (such subscription and issuance, the “Subscription”). Subscriber understands and agrees that the

Issuer reserves the right to accept or reject the Subscriber’s subscription for the Acquired Shares for any reason or for no reason, in whole or in part, at any time prior to its acceptance by the Issuer, and the same shall be deemed to be accepted by the Issuer only when this Subscription Agreement is signed by a duly authorized person by or on behalf of the Issuer. In the event of rejection of the entire subscription by the Issuer or the termination of this subscription in accordance with the terms hereof, the Subscriber’s payment hereunder will be returned promptly (but not later than two (2) Business Days thereafter) to the Subscriber along with this Subscription Agreement, and this Subscription Agreement shall have no force or effect.
    Notwithstanding anything herein to the contrary, the Issuer understands that although this Subscription Agreement is presented on behalf of the Subscriber as purchaser, the Subscriber may arrange for substituted purchasers (the "Substituted Purchasers"), who will be “accredited investors” (as defined above), for the Acquired Shares in connection with private placement of the Acquired Shares in the United States only in accordance with the provisions of this Agreement and, without limiting the foregoing, specifically Schedule A to this Agreement. It is further understood that the Subscriber agrees to purchase or cause to be purchased the Acquired Shares, and that this commitment is not subject to the Subscriber being able to arrange Substituted Purchasers. Each Substituted Purchaser shall purchase Acquired Shares directly from the Issuer at the Per Share Purchase Price set forth below, and to the extent that Substituted Purchasers purchase Acquired Shares, the obligation of the Subscriber to do so will be reduced by the number of Acquired Shares purchased by the Substituted Purchasers directly from the Issuer. Any reference in this Agreement hereafter to "subscriber" shall be taken to be a reference to the Subscriber, as the initial committed purchaser, and to the Substituted Purchaser, if any. No subscription agreement to be entered into with a Substituted Purchaser shall include the registration rights set forth in Section 7(d) and (e) hereof unless otherwise consented to by the Issuer.
2.Purchase Price. For purposes of this Subscription Agreement, the “Per Share Purchase Price” shall be equal to $4.67 (the “Fixed Purchase Price”); provided, that if the VWAP, as defined below, of the Common Shares for the 30-day period ending on the third Business Day prior to the date of the ADES Stockholders Meeting (the “30-day VWAP”) is more or less than the Fixed Purchase Price by greater than 25%, the Per Share Purchase Price shall be such 30-day VWAP (the “VWAP Purchase Price”). As used herein, “VWAP” means, as of any date, the dollar volume-weighted average price for the Common Shares on the Stock Exchange (as defined herein) for the applicable dates as reported by Bloomberg (based on a trading day from 9:30 a.m. New York City time to 4:00 p.m. New York City time).
3.Closing.
a.Subject to the satisfaction or waiver of the conditions set forth in Sections 3(c) and 3(d), the closing of the Subscription contemplated hereby (the “Closing”) shall occur on the date of, and at a time immediately following the closing of the Transaction (such date, the “Closing Date”). Not less than seven (7) Business Days prior to the anticipated Closing Date (or as soon as practicable after the Issuer or its transfer agent provides a written record evidencing that the Acquired Shares will be issued to the Subscriber on the Closing Date), the Issuer shall provide written notice to Subscriber (the “Closing Notice”) of the anticipated Closing Date specifying (i) the anticipated Closing Date, (ii)

the determination of the Per Share Purchase Price and (iii) the wire instructions for delivery of the Aggregate Purchase Price to the Issuer.
b.Subject to the satisfaction or waiver of the conditions set forth in Sections 3(c) and 3(d) (other than those conditions that by their nature are to be satisfied at the closing of the Transaction pursuant to the Transaction Agreement, but without affecting the requirement that such conditions be satisfied or waived at the closing of the Transaction):
(i)At least two (2) Business Days prior to the anticipated Closing Date specified in the Closing Notice, or such other time agreed to between the Issuer and the Subscriber, Subscriber shall deliver to the Issuer the Aggregate Purchase Price for the Acquired Shares by wire transfer of U.S. dollars in immediately available funds to the account specified by the Issuer in the Closing Notice; and
(ii)On the Closing Date the Issuer shall deliver to Subscriber the Acquired Shares against and upon payment by the Subscriber in book entry form, free and clear of any liens (other than those arising under state or federal securities laws), in the name of Subscriber (or its nominee in accordance with its delivery instructions) or to a custodian designated by Subscriber, as applicable. Each book entry for the Acquired Shares shall contain a legend in substantially the following form:
THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION, AND MAY NOT BE OFFERED, SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION THEREFROM. THE HOLDER WILL NOTIFY ANY SUBSEQUENT PURCHASER OF THIS SECURITY FROM IT OF THE RESALE RESTRICTIONS REFERRED TO ABOVE.
c.The Issuer’s obligation to effect the Closing shall be subject to the satisfaction on the Closing Date, or, to the extent permitted by applicable law, the waiver by the Issuer, of each of the following conditions:
(i)all representations and warranties of Subscriber contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Subscriber Material Adverse Effect (as defined herein), which representations and warranties shall be true and correct in all respects as so qualified) at and as of the Closing Date, and consummation of the Closing shall constitute a reaffirmation by Subscriber of each of the representations, warranties and agreements of Subscriber contained in this Subscription Agreement as of the Closing Date (other than those representations and warranties expressly made as of an earlier date, which shall be true and correct in all material respects as of such earlier date);

(ii)Subscriber shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing, except where the failure of such performance, satisfaction or compliance would not or would not be reasonably likely to prevent, materially delay, or materially impair the ability of Subscriber to consummate the Closing;
(iii)no governmental authority shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making consummation of the Subscription illegal or otherwise preventing or prohibiting consummation of the Subscription, and no governmental authority shall have instituted or threatened in writing a proceeding seeking to impose any such prevention or prohibition;
(iv)all conditions precedent to the Issuer’s obligation to effect the Transaction set forth in the Transaction Agreement shall have been satisfied or waived by the Issuer (other than those conditions that (x) may only be satisfied at the closing of the Transaction, but subject to the satisfaction or waiver of such conditions as of the closing of the Transaction, or (y) will be satisfied by the Closing and the closing of the transactions contemplated by the Other Subscription Agreements).
(v)The closing of the Transaction shall have occurred prior to or substantially concurrent with the Closing.
d.Subscriber’s obligation to effect the Closing shall be subject to the satisfaction on the Closing Date, or, to the extent permitted by applicable law, the waiver by Subscriber, of each of the following conditions:
i)all representations and warranties of the Issuer contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Material Adverse Effect (as defined herein), which representations and warranties shall be true and correct in all respects as so qualified) at and as of the Closing Date, and consummation of the Closing shall constitute a reaffirmation by Issuer of each of the representations, warranties and agreements of each such party contained in this Subscription Agreement as of the Closing Date (other than those representations and warranties expressly made as of an earlier date, which shall be true and correct in all material respects as of such earlier date);
ii)no governmental authority shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making consummation of the Subscription illegal or otherwise preventing or prohibiting consummation of the Subscription, and no governmental authority shall have instituted or threatened in writing a proceeding seeking to impose any such prevention or prohibition;
iii)the Issuer shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing, except where the failure of such performance, satisfaction or compliance would not or would not be reasonably likely to prevent, materially delay, or materially impair the ability of the Issuer to consummate the Closing; and

iv)all conditions precedent to the closing of the Transaction set forth in the Transaction Agreement, shall have been satisfied or waived by the party to the Transaction Agreement entitled to the benefit of such condition (other than those conditions that (x) may only be satisfied at the closing of the Transaction, but subject to the satisfaction or waiver of such conditions as of the closing of the Transaction, or (y) will be satisfied by the Closing and the closing of the transactions contemplated by the Other Subscription Agreements).
e.Prior to or at the Closing, Subscriber shall execute and deliver such additional documents and take such additional actions as the Issuer reasonably may deem to be practical and necessary in order to consummate the Subscription as contemplated by this Subscription Agreement.
f.If the closing of the Transaction does not occur within five (5) Business Days of the Closing, the Issuer shall promptly (but not later than one (1) Business Day thereafter) return the Aggregate Purchase Price to Subscriber in immediately available funds to the account specified by Subscriber, and any book entries shall be deemed cancelled. Notwithstanding such return or cancellation, unless and until this Subscription Agreement is terminated in accordance with Section 8 herein, Subscriber shall remain obligated (A) to redeliver funds to the Issuer following the Issuer’s delivery to Subscriber of a new Closing Notice and (B) to consummate the Closing immediately prior to or substantially concurrently with the consummation of the Transaction.
4.Issuer Representations and Warranties. The Issuer represents and warrants that:
a.The Issuer has been duly incorporated and is validly existing as a corporation in good standing under the laws of the State of Delaware, with corporate power and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement.
b.The Acquired Shares have been duly authorized and, when issued and delivered to Subscriber against full payment for the Acquired Shares in accordance with the terms of this Subscription Agreement, the Acquired Shares will be validly issued, fully paid and non-assessable and will not have been issued in violation of or subject to any preemptive or similar rights created under the Issuer’s certificate of incorporation (as amended as of the Closing Date) and bylaws or under the laws of the State of Delaware.
c.This Subscription Agreement, the Other Subscription Agreements and the Transaction Agreement (collectively, the “Transaction Documents”) have been duly authorized, executed and delivered by the Issuer and are enforceable against the Issuer in accordance with their respective terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.
d.Assuming the accuracy of Subscriber’s representations and warranties in Section 5, the execution and delivery by the Issuer of the Transaction Documents, and the performance by the Issuer of its obligations under the Transaction Documents, including the issuance and sale of the Acquired Shares and the consummation of the other transactions contemplated herein, do not and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Issuer or its Subsidiaries (as defined below) pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Issuer is a party or by which the Issuer or its Subsidiaries is bound or to which any of the property or assets of the Issuer or is Subsidiaries is subject, which would have a material adverse effect on the business, properties, financial condition, stockholders’ equity or results of operations of the Issuer and its Subsidiaries taken as a whole (a “Material Adverse Effect”) or materially affect the validity of the Acquired Shares or the legal authority of the Issuer to comply in all material respects with the terms of this Subscription Agreement; (ii) the organizational documents of the Issuer; or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Issuer or its Subsidiaries or any of their respective properties, in the case of each of the foregoing clauses (i)-(iii) that would have a Material Adverse Effect or materially affect the validity of the Acquired Shares or the legal authority of the Issuer to comply in all material respects with this Subscription Agreement. For purposes of this Subscription Agreement, “Subsidiaries” shall have the meaning ascribed to such term in the Transaction Agreement.
e.There are no securities or instruments issued by or to which the Issuer is a party containing anti-dilution or similar provisions that will be triggered by the issuance of (i) the Acquired Shares or (ii) the Common Shares to be issued pursuant to any Other Subscription Agreement, in each case, that have not been or will not be validly waived on or prior to the Closing Date.
f.The Issuer is not in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of (i) the organizational documents of the Issuer, (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, permit, franchise or license to which the Issuer is now a party or by which the Issuer’s properties or assets are bound, or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Issuer or any of its properties, except, in the case of clauses (ii) and (iii), for defaults or violations that have not had and would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.
g.Assuming the accuracy of Subscriber’s representations and warranties in Section 5, the Issuer is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the execution, delivery and performance by the Issuer of this Subscription Agreement (including, without limitation, the issuance of the Acquired Shares), other than (i) filings required by applicable state or federal securities laws, (ii) the filings required in accordance with Section 9(m), (iv) those required by the Nasdaq Global Market or such other applicable stock exchange on which the Issuer’s Common

Shares are then listed (the “Stock Exchange”), including with respect to obtaining stockholder approval as required by Stock Exchange listing rules, and (iv) the failure of which to obtain would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect or have a material adverse effect on the Issuer’s ability to consummate the transactions contemplated hereby, including the sale and issuance of the Acquired Shares.
h.As of the date hereof, (i) the authorized capital stock of ADES consists of (A) 50,000,000 shares of preferred stock and (B) 100,000,000 shares of common stock and (ii) no shares of preferred stock are issued and outstanding and 23,752,256.00 shares of common stock are issued (including 4,618,146.00 of which are held in ADES' treasury) and 19,134,110.00 are outstanding. Upon the closing of the Transaction and the Closing of those transactions contemplated by this Subscription Agreement, the authorized capital stock of the Issuer will consist of (x) 50,000,000 shares of preferred stock, par value $0.001 per share and (y) 125,000,000 Common Shares.
i.The issued and outstanding Common Shares are registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and are listed for trading on the Stock Exchange. There is no suit, action, proceeding or investigation pending or, to the knowledge of the Issuer, threatened against the Issuer by the Stock Exchange or the U.S. Securities and Exchange Commission (the “Commission”) with respect to any intention by such entity to deregister the Common Shares or prohibit or terminate the listing of the Common Shares on the Stock Exchange. The Issuer has taken no action that is designed to terminate the registration of the Common Shares under the Exchange Act.
j.Assuming the accuracy of Subscriber’s representations and warranties set forth in Section 5, no registration under the Securities Act is required for the offer and sale of the Acquired Shares by the Issuer to Subscriber in the manner contemplated by this Subscription Agreement.
k.Neither the Issuer nor any person acting on its behalf has engaged or will engage in any form of general solicitation or general advertising (within the meaning of Regulation D of the Securities Act) in connection with any offer or sale of the Acquired Shares.
l.None of the forms, reports, statement, schedules, prospectuses, proxies, registration statements or other documents, if any, filed by ADES with the Commission since January 1, 2020 (the “SEC Documents”) filed under the Exchange Act (except to the extent that information contained in any SEC Document has been superseded by a later timely filed SEC Document) contained, when filed or, if amended prior to the date of this Subscription Agreement, as of the date of such amendment with respect to those disclosures that are amended, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except that have not had and would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect; provided, that, with respect to the proxy statement to be filed by ADES and the Issuer with respect to the Transaction or any of its affiliates included in any SEC Document or filed as an exhibit thereto, the representation and warranty in this sentence is made to the Issuer’s knowledge. As of the date hereof, there are no material outstanding or unresolved comments in comment letters from the Staff of the Commission with respect to any of the SEC Documents.
m.Except for such matters as have not had and would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect, as of the date hereof, there is no (i) suit, action, proceeding or arbitration before a governmental authority or arbitrator pending, or, to the knowledge of the Issuer or its Subsidiaries, threatened against the Issuer or its Subsidiaries or (ii) judgment, decree, injunction, ruling or order of any governmental entity or arbitrator outstanding against the Issuer or its Subsidiaries.
n.None of ADES, the Issuer, its Subsidiaries, nor any person acting on their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would require registration of the issuance of any of the Acquired Shares under the Securities Act, whether through integration with prior offerings pursuant to Rule 502(a) of the Securities Act or otherwise.
5.Subscriber Representations and Warranties. Subscriber represents and warrants that:
a.If Subscriber is an entity, Subscriber has been duly formed or incorporated and is validly existing in good standing under the laws of its jurisdiction of incorporation or formation, with the requisite entity power and authority to enter into, deliver and perform its obligations under this Subscription Agreement.
b.This Subscription Agreement has been duly authorized, executed and delivered by Subscriber. This Subscription Agreement is enforceable against Subscriber in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.
c.The execution and delivery by Subscriber of this Subscription Agreement, and the performance by Subscriber of its obligations under this Subscription Agreement, including the purchase of the Acquired Shares and the consummation of the other transactions contemplated herein, will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Subscriber pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Subscriber is a party or by which Subscriber is bound or to which any of the property or assets of Subscriber is subject, which would be reasonably likely to have a material adverse effect on the business, properties, financial condition, stockholders’ equity or results of operations of Subscriber, taken as a whole (a “Subscriber Material Adverse Effect”), or materially affect the legal authority of Subscriber to comply in all material respects with the terms of this Subscription Agreement; (ii) the organizational documents of Subscriber; or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over Subscriber or any of Subscriber’s properties that would be reasonably likely to have a Subscriber

Material Adverse Effect or materially affect the legal authority of Subscriber to comply in all material respects with this Subscription Agreement.
d.Subscriber (i) is a “qualified institutional buyer” (as defined in Rule 144A promulgated under the Securities Act) or an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act), in each case, satisfying the applicable requirements set forth on Schedule A, (ii) is acquiring the Acquired Shares only for its own account and not for the account of others, or if Subscriber is subscribing for the Acquired Shares as a fiduciary or agent for one or more investor accounts, each owner of such account is an “accredited investor” (as defined above) and Subscriber has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgments, representations and agreements herein on behalf of each owner of each such account, and (iii) is not acquiring the Acquired Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act or any other securities laws of the United States or any other jurisdiction. Subscriber has completed Schedule A following the signature page hereto and the information contained therein is accurate and complete.
e.Subscriber understands that the Acquired Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Acquired Shares have not been registered under the Securities Act or any other securities laws of the United States or any other jurisdiction. Subscriber acknowledges that it is acquiring its entire beneficial ownership interest in the Acquired Shares for Subscriber’s own account and not with a view to any distribution of the Acquired Shares in any manner that would violate the securities laws of the United States or any other jurisdiction. Subscriber understands that the Acquired Shares may not be resold, Transferred (as defined herein), pledged or otherwise disposed of by Subscriber absent an effective registration statement under the Securities Act, except (i) to the Issuer or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur outside the United States within the meaning of Regulation S under the Securities Act, (iii) pursuant to Rule 144 promulgated under the Securities Act, absent a change in law, receipt of regulatory no-action relief or an exemption, provided that all of the applicable conditions thereof have been met, or (iv) pursuant to another applicable exemption from the registration requirements of the Securities Act (including without limitation sales conducted pursuant to Rule 144 promulgated under the Securities Act), and that any certificates or book entry records representing the Acquired Shares shall contain a legend to such effect. Subscriber acknowledges that the Acquired Shares will not immediately be eligible for resale pursuant to Rule 144 promulgated under the Securities Act. Subscriber understands and agrees that the Acquired Shares will be subject to transfer restrictions and, as a result of these transfer restrictions, Subscriber may not be able to readily resell the Acquired Shares and may be required to bear the financial risk of an investment in the Acquired Shares for an indefinite period of time. Subscriber understands that it has been advised to consult legal counsel prior to making any offer, resale, pledge or Transfer of any of the Acquired Shares. For purposes of this Subscription Agreement, “Transfer” shall mean any direct or indirect transfer, redemption, disposition or monetization in any manner whatsoever, including, without limitation, through any derivative transactions.
f.Subscriber understands and agrees that Subscriber is purchasing the Acquired Shares directly from the Issuer. Subscriber further acknowledges that there have been no representations, warranties, covenants and agreements made to Subscriber by the Issuer or any of its respective affiliates, or any of their respective subsidiaries, control persons, officers, directors, employees, partners, agents or representatives or any other person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements of the Issuer included in this Subscription Agreement.
g.Subscriber’s acquisition and holding of the Acquired Shares will not constitute or result in a non-exempt prohibited transaction under section 406 of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”), or any applicable similar law.
h.In making its decision to subscribe for and purchase the Acquired Shares, Subscriber represents that it has relied solely upon its own independent investigation. Without limiting the generality of the foregoing, Subscriber has not relied on any statements or other information provided by the Issuer or any of its respective affiliates, or any of their respective control persons, officers, directors, employees, partners, agents or representatives, concerning the Issuer or the Acquired Shares or the offer and sale of the Acquired Shares or Subscriber’s decision to purchase the Acquired Shares. Subscriber acknowledges and agrees that Subscriber has received such information as Subscriber deems necessary in order to make an investment decision with respect to the Acquired Shares, including with respect to the Issuer and the Transaction. Subscriber represents and agrees that Subscriber and Subscriber’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as Subscriber and such Subscriber’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Acquired Shares.
i.Subscriber became aware of this offering of the Acquired Shares solely by means of direct contact between Subscriber and the Issuer, and the Acquired Shares were offered to Subscriber solely by direct contact between Subscriber and the Issuer. Subscriber did not become aware of this offering of the Acquired Shares, nor were the Acquired Shares offered to Subscriber, by any other means. Subscriber acknowledges that the Issuer represents and warrants that the Acquired Shares (i) were not offered by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.
j.Subscriber acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Acquired Shares. Subscriber qualifies as a sophisticated investor and has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment, both in general and with regard to transactions in, and investment strategies involving, securities, including Subscriber’s investment in the Acquired Shares, and Subscriber has sought such accounting, legal and tax advice as Subscriber has considered necessary to make an informed investment decision.
k.Alone, or together with any professional advisor(s), Subscriber represents and acknowledges that Subscriber has adequately analyzed and fully considered the risks of an investment in the Acquired Shares and determined that the Acquired Shares are a suitable investment for Subscriber and that Subscriber is able at this time and in the foreseeable future to bear the economic risk of a total loss of Subscriber’s investment in the Issuer. Subscriber acknowledges specifically that a possibility of total loss exists.
l.Subscriber understands and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Acquired Shares or made any findings or determination as to the fairness of an investment in the Acquired Shares.
m.Neither the due diligence investigation conducted by Subscriber in connection with making its decision to acquire the Acquired Shares nor any representations and warranties made by Subscriber herein shall modify, amend or affect Subscriber’s right to rely on the truth, accuracy and completeness of Issuer’s representations and warranties contained herein.
n.Neither Subscriber nor any of its officers, directors, managers, managing members, general partners or any other person acting in a similar capacity or carrying out a similar function is (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons, the Executive Order 13599 List, the Foreign Sanctions Evaders List, or the Sectoral Sanctions Identification List, the Russia Related Sanctions Programs each of which is administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) (collectively “OFAC Lists”), (ii) owned or controlled by, or acting on behalf of, a person, that is named on an OFAC List, (iii) organized, incorporated, established, located, resident or born in, or a citizen, national, or the government, including any political subdivision, agency, or instrumentality thereof, of, Cuba, Iran, North Korea, Syria, or the covered regions of Ukraine, including Crimea, the Donetsk People’s Republic, and the Luhansk People’s Republic, or any other country or territory embargoed or subject to comprehensive trade restrictions by the United States, the United Kingdom, the European Union or any European Union individual member state, (iv) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515 or (v) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank. Subscriber represents that if it is a financial institution subject to the Bank Secrecy Act (31 U.S.C. section 5311 et seq.) (the “BSA”), as amended by the USA PATRIOT Act of 2001 (the “PATRIOT Act”), and its implementing regulations (collectively, the “BSA/PATRIOT Act”), that Subscriber maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. Subscriber also represents that it maintains policies and procedures reasonably designed to ensure compliance with OFAC-administered sanctions programs, including for the screening of its investors against the OFAC Lists. Subscriber further represents and warrants that it maintains policies and procedures reasonably designed to ensure that the funds held by Subscriber and used to purchase the Acquired Shares were legally derived. Subscriber agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that Subscriber is permitted to do so under applicable law.
o.If Subscriber is or is acting on behalf of (i) an employee benefit plan that is subject to Title I of ERISA, (ii) a plan, an individual retirement account or other arrangement that is subject to section 4975 of the Code, (iii) an entity whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement described in clauses (i) and (ii) (each, an “ERISA Plan”), or (iv) an employee benefit plan that is a governmental plan (as defined in section 3(32) of ERISA), a church plan (as defined in section 3(33) of ERISA), a non-U.S. plan (as described in section 4(b)(4) of ERISA) or other plan that is not subject to the foregoing clauses (i), (ii) or (iii) but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws,” and together with the ERISA Plans, the “Plans”), then Subscriber represents and warrants that (1) neither the Issuer, nor any of its respective affiliates (the “Transaction Parties”) has provided investment advice or has otherwise acted as the Plan’s fiduciary with respect to its decision to acquire and hold the Acquired Shares, and none of the Transaction Parties is or shall at any time be the Plan’s fiduciary with respect to any decision to acquire and hold the Acquired Shares, and none of the Transaction Parties is or shall at any time be the Plan’s fiduciary with respect to any decision in connection with Subscriber’s investment in the Acquired Shares, and (2) its purchase of the Acquired Shares will not result in a non-exempt prohibited transaction under section 406 of ERISA or section 4975 of the Code, or any applicable Similar Law.
p.As of two (2) Business Days prior to the Closing, Subscriber will have sufficient funds to pay the Aggregate Purchase Price pursuant to Section 3(b)(i).
6.Additional Agreements.
a.Subscriber hereby represents, warrants, covenants and agrees that, prior to the Closing Date, neither Subscriber nor any person or entity acting on behalf of Subscriber or pursuant to any understanding with Subscriber has or will engage in any Short Sales with respect to securities of the Issuer. For purposes of this Section 6, “Short Sales” shall include, without limitation, all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act, and all types of direct and indirect stock pledges (other than pledges in the ordinary course of business as part of prime brokerage arrangements), forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), and sales and other transactions through non-U.S. broker dealers or foreign regulated brokers. The Issuer acknowledges and agrees that, notwithstanding anything herein to the contrary, the Acquired Shares may be pledged by Subscriber in connection with a bona fide margin agreement, provided such pledge shall be (i) pursuant to an available exemption from the registration requirements of the Securities Act or (ii) pursuant to, and in accordance with, a registration statement that is effective under the Securities Act at the time of such pledge, and Subscriber effecting a pledge of Acquired Shares shall not be required to provide the Issuer with any notice thereof; provided, however, that neither the Issuer nor their counsel shall be required to take any action (or refrain from taking any action) in connection with any such pledge, other than providing any such lender of such margin agreement with an acknowledgment that the Acquired Shares are not subject to any contractual prohibition on pledging or lock up, the form of such acknowledgment to be subject to review and comment by the Issuer in all respects.
b.The Issuer has not, and shall not, enter into any side letter or similar agreement with any Other Subscriber or any other investor in connection with such Other Subscriber’s or such other investor’s direct or indirect investment in the Issuer other than (i) the Transaction Agreement, and (ii) the Other Subscription Agreements. True and complete copies of the Other Subscription Agreements have been provided to the Subscriber. No Other Subscription Agreement included a purchase price per share that is lower than the Per Share Purchase Price or otherwise contains terms that are more favorable in any material respect to the subscriber thereunder than the terms of this Subscription Agreement are to the Subscriber. The Issuer shall not amend, modify or otherwise supplement any Other Subscription Agreements in any material respect following the date of this Subscription Agreement.
7.Registration Rights.
a.The Issuer agrees that, as promptly as reasonable practicable after the consummation of the Transaction, but in any event within 150 calendar days after such consummation, the Issuer will file with the Commission (at the Issuer’s sole cost and expense) a registration statement registering the resale of the Acquired Shares and Common Shares received by the Subscriber pursuant to the Transaction (collectively, the “Subject Shares” and such registration, the “Registration Statement”), and the Issuer shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 210th calendar day (or 270th calendar day if the Commission notifies the Issuer that it will “review” the Registration Statement) following the Closing and (ii) the 10th Business Day after the date the Issuer is notified (orally or in writing, whichever is earlier) by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review (such earlier date, the “Effective Date”); provided, however, that the Issuer’s obligations to include the Subject Shares in the Registration Statement are contingent upon Subscriber furnishing in writing to the Issuer such information regarding Subscriber, the securities of the Issuer held by Subscriber and the intended method of disposition of the Subject Shares as shall be reasonably requested by the Issuer to effect the registration of the Subject Shares, and Subscriber shall execute such documents in connection with such registration as the Issuer may reasonably request that are customary of a selling stockholder in similar situations, including providing that the Issuer shall be entitled to postpone and suspend the effectiveness or use of the Registration Statement during any customary blackout or similar period or as permitted hereunder. Notwithstanding the foregoing, if the Commission prevents the Issuer from including any or all of the shares proposed to be registered under the Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of the Subject Shares by the applicable stockholders or otherwise, such Registration Statement shall register for resale such number of Subject Shares which is equal to the maximum number of Subject Shares as is permitted by the Commission. In such event, the number of Subject Shares to be registered for each selling stockholder named in the Registration Statement shall be reduced pro rata among all such selling stockholders. Upon notification by the Commission that the Registration Statement has been declared effective by the Commission, within one (1) Business Day thereafter, the Issuer shall file the final prospectus under Rule 424 of the Securities Act. In no event shall Subscriber be identified as a statutory underwriter in the Registration Statement unless requested by the Commission; provided, that if the Commission requests that Subscriber be identified as a statutory underwriter in the Registration Statement, Subscriber will have an opportunity to withdraw from the Registration Statement. For purposes of clarification, any failure by the Issuer to file the Registration Statement within 150 calendar days after the consummation of the Transaction or to effect such Registration Statement by the Effective Date shall not otherwise relieve the Issuer of its obligations to file or effect the Registration Statement as set forth above in this Section 7.
b.The Issuer shall be responsible for all expenses incurred by the Issuer in connection with registrations, filings, or qualifications pursuant to this Section 7, including all registration, filing, and qualification fees; printers' and accounting fees; and fees and disbursements of counsel for the Issuer. In the case of the registration, qualification, exemption or compliance effected by the Issuer pursuant to this Subscription Agreement, the Issuer shall, upon reasonable request, inform Subscriber as to the status of such registration, qualification, exemption and compliance. At its expense the Issuer shall:
(i)except for such times as the Issuer is permitted hereunder to suspend the use of the prospectus forming part of a Registration Statement, use its commercially reasonable efforts to keep such registration, and any qualification, exemption or compliance under state securities laws which the Issuer determines to obtain, continuously effective with respect to Subscriber, and to keep the applicable Registration Statement or any subsequent shelf registration statement free of any material misstatements or omissions, until the earlier of the following: (1) Subscriber ceases to hold any Subject Shares or (2) the date all Subject Shares held by Subscriber may be sold without restriction under Rule 144 promulgated under the Securities Act, including without limitation, any volume and manner of sale restrictions which may be applicable to affiliates under Rule 144 promulgated under the Securities Act and without the requirement for the Issuer to be in compliance with the current public information required under Rule 144(c)(1) or Rule 144(i)(2), as applicable, and (3) two years from the Effective Date of the Registration Statement.
(ii)advise Subscriber within five (5) Business Days:
(1)when a Registration Statement or any amendment thereto has been filed with the Commission and when such Registration Statement or any post-effective amendment thereto has become effective;
(2)of any request by the Commission for amendments or supplements to the Registration Statement or the prospectus included therein or for additional information;

(3)of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or the initiation of any proceedings for such purpose;
(4)of the receipt by the Issuer of any notification with respect to the suspension of the qualification of the Subject Shares included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and
(5)subject to the provisions in this Subscription Agreement, of the occurrence of any event that requires the making of any changes in the Registration Statement or prospectus so that, as of such date, the statements therein are not misleading and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading.
Notwithstanding anything to the contrary set forth herein, the Issuer shall not, when so advising Subscriber of such events, provide Subscriber with any material, nonpublic information regarding the Issuer other than to the extent that providing notice to Subscriber of the occurrence of the events listed in (1) through (5) above constitutes material, nonpublic information regarding the Issuer;
(iii)use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of the Registration Statement as soon as reasonably practicable;
(iv)upon the occurrence of any event contemplated above, except for such times as the Issuer is permitted hereunder to suspend, and has suspended, the use of a prospectus forming part of a Registration Statement, the Issuer shall use its commercially reasonable efforts to as soon as reasonably practicable prepare a post-effective amendment to such Registration Statement or a supplement to the related prospectus, or file any other required document so that, as thereafter delivered to purchasers of the Subject Shares included therein, such prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;
(v)use its commercially reasonable efforts to cause all Subject Shares to be listed on each securities exchange or market, if any, on which the Common Shares issued by the Issuer have been listed;
(vi)use its commercially reasonable efforts to take all other steps necessary to effect the registration of the Subject Shares contemplated hereby and, for so long as Subscriber holds Acquired Shares, to enable Subscriber to sell the Acquired Shares under Rule 144; and
(vii)remove the legend described in Section 3(b)(ii) (or instruct its transfer agent to so remove such legend) from the Acquired Shares if (1) the Registration Statement has become effective under the Securities Act and the applicable holder notifies the

Issuer that such Acquired Shares have been sold pursuant to the Registration Statement, (2) such Acquired Shares are sold or transferred pursuant to Rule 144 (if the transferor is not an Affiliate of the Issuer), or (3) such Acquired Shares are eligible for sale under Rule 144, without the requirement for the Issuer to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable) as to such securities and without volume or manner-of-sale restrictions. Each applicable holder agrees to provide the Issuer, its counsel and/or the transfer agent with evidence reasonably requested by it (including but not limited to an opinion of counsel reasonably acceptable to the Issuer) in order to cause the removal of the legend described in Section 3(b)(ii) (the “Representations”). If a legend is no longer required pursuant to the foregoing, the Issuer will no later than three (3) Business Days following the delivery by an applicable holder to the Issuer or the transfer agent (with notice to the Issuer) of a legended certificate or instrument representing Acquired Shares (endorsed or with stock powers attached, signatures guaranteed, and otherwise in form necessary to affect the reissuance and/or transfer) and the Representations, deliver or cause to be delivered to such applicable holder a certificate or instrument (as the case may be) representing such Acquired Shares that is free from all restrictive legends. Certificates for Acquired Shares free from all restrictive legends may be transmitted by the transfer agent to the applicable holders by crediting the account of the applicable holder’s prime broker with DTC as directed by such applicable holder.
c.Notwithstanding anything to the contrary in this Subscription Agreement, the Issuer shall be entitled to delay or postpone the effectiveness of the Registration Statement, and from time to time to require Subscriber not to sell under the Registration Statement or to suspend the effectiveness thereof, if the negotiation or consummation of a transaction by the Issuer or its subsidiaries is pending or an event has occurred, which negotiation, consummation or event the Issuer reasonably believes, upon the advice of legal counsel, would require additional disclosure by the Issuer in the Registration Statement of material information that the Issuer has a bona fide business purpose for keeping confidential and the Issuer reasonably believes, upon the advice of legal counsel, that non-disclosure of such information in the Registration Statement would cause the Registration Statement to fail to comply with applicable disclosure requirements (each such circumstance, a “Suspension Event”); provided, however, that the Issuer may not delay or suspend the Registration Statement on more than three (3) occasions or for more than sixty (60) total calendar days, in each case during any twelve-month period. Upon receipt of any written notice from the Issuer of the happening of any Suspension Event during the period that the Registration Statement is effective or if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, Subscriber agrees that (i) it will immediately discontinue offers and sales of the Subject Shares under the Registration Statement (excluding, for the avoidance of doubt, sales conducted pursuant to Rule 144) until Subscriber receives copies of a supplemental or amended prospectus

(which the Issuer agrees to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by the Issuer that it may resume such offers and sales, and (ii) it will maintain the confidentiality of any information included in such written notice delivered by the Issuer unless otherwise required by law or subpoena. If so directed by the Issuer, Subscriber will deliver to the Issuer or, in Subscriber’s sole discretion destroy, all copies of the prospectus covering the Subject Shares in Subscriber’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Subject Shares shall not apply (1) to the extent Subscriber is required to retain a copy of such prospectus (x) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (y) in accordance with a bona fide pre-existing document retention policy or (2) to copies stored electronically on archival servers as a result of automatic data back-up. Notwithstanding anything to the contrary set forth in this Section, without the prior written approval of the Subscriber, Issuer shall not, when advising the Subscriber of any of the events set forth in this Section, provide Subscriber with any material, non-public information regarding Issuer other than to the extent that providing notice to Subscriber of the occurrence of such events listed above may constitute material, non-public information regarding Issuer.
d.Upon the expiration of the Registration Statement, at any time that Subscriber is a Specified Subscriber, then on one occasion, holders of at least 30% of the Subject Shares held by all of the Specified Subscribers shall be entitled to direct the Issuer to file a new Registration Statement to replace the Registration Statement that was filed pursuant Section 7(a) (the “Replacement Registration Statement”). The Issuer shall promptly, and in any event within 45 days of such a request, file the Replacement Registration Statement, and the Issuer shall use its commercially reasonable efforts to have such Replacement Registration declared effective and to keep effective the Replacement Registration Statement as if such replacement registration statement were the Registration Statement.
e.If the Issuer proposes to conduct an Underwritten Offering for its own account or for the account of any other person, so long as Subscriber is a Specified Subscriber, Subscriber shall have the right to include in such Underwritten Offering all or part of the Subject Shares held by Subscriber, subject to the provisions of Section 7(f) and solely to the extent such Subject Shares can be sold pursuant to the Registration Statement or a Replacement Registration Statement (the “Piggyback Rights”). Except as otherwise provided in Section 7(g), to the extent the Subscriber is entitled to Piggyback Rights hereunder, the Issuer shall promptly, but in no event less than five Business Days prior to any such Underwritten Offering (or, in the event of an Underwritten Offering that will be executed as an “overnight” or “bought” deal, no less than two Business Days prior to the commencement of such Underwritten Offering), give written notice to Subscriber (so long as Subscriber continues to hold at least 50% of the Subject Shares) of its intention to conduct such Underwritten Offering. If Subscriber is entitled to Piggyback Rights hereunder and wishes to exercise its Piggyback Rights it shall deliver to the Issuer a written notice (i) within two Business Days after the receipt of the Issuer’s notice or (ii) at least one day prior to the first use of a preliminary prospectus in connection with such Underwritten Offering, whichever is earlier. Subscriber’s written notice shall specify the number of Subject Shares intended to be disposed of by Subscriber. If Subscriber is entitled to Piggyback Rights hereunder, the Issuer will, subject to Section 7(f), use its commercially reasonable efforts to effect the registration under the Securities Act of, and to include in the Underwritten Offering, all Subject Shares which the Issuer has been so requested to register by the Subscriber, to the extent requisite to permit the disposition of the Subject Shares so to be registered and sold; provided that if, at any time after giving written notice of its intention to conduct the Underwritten Offering and prior to the commencement of the Underwritten Offering, the Issuer shall determine for any reason not to proceed with the Underwritten Offering, the Issuer may, at its election, give written notice of such determination to Subscriber and, thereupon, shall be relieved of its obligation to register any Subject Shares in connection with such Underwritten Offering. Each Subscriber electing to sell any shares in such Underwriting Offering must sell its Subject Shares to the underwriters selected by the Issuer on the same terms and conditions as apply to the Issuer (including entering into an underwriting agreement in customary form with the underwriter or underwriters selected for such offering by the Issuer), as may be customary or appropriate in for offerings of the type being conducted, except that indemnification and contribution by and of the Subscribers shall be consistent with this Agreement, mutatis mutandis. For purposes of this Agreement, (i) “Underwritten Offering” means an offering (including an offering pursuant to the Registration Statement) in which Common Shares are sold to an underwriter on a firm commitment basis for reoffering to the public or an offering that is a “bought deal” with one or more investment banks and (ii) “Specified Subscriber” means a Subscriber who both (i) either (1) has an Aggregate Subscription Amount in the Subscription of at least $2,000,000 or (2) is an Affiliate of the Issuer on the applicable date and (ii) continues to hold at least 50% of the Common Shares that were purchased by such Subscriber in the Subscription; provided that the holdings of each of York Global Finance 48, LLC, York Global Finance 47, LLC, YGF 100 LP, York European Distressed Credit Fund II LP, Dinam Management LP, Schwartz Management LLC, York Distressed Asset Fund IV LP and Exuma Capital LP and each of their respective Affiliates (collectively, the "York Parties") shall be aggregated for purposes of determining whether any York Party is a Specified Subscriber.
f.If the managing underwriter in any Underwritten Offering determines in good faith that marketing factors require a limitation on the number of securities to be underwritten, the number of securities that may be included will be limited to the number of securities that, in the opinion of such underwriter, should be included, and the securities to be included in the underwriting shall be allocated, as follows: (i) first, to the Issuer, (ii) second, among the Specified Subscribers that elect to participate in such Underwritten Offering, and (iii) third, pro rata among any other Persons who have been or are granted registration rights after the date of this Agreement based on the number of securities validly requested to be included by such Persons.
g.Subscriber may deliver written notice (an “Opt-Out Notice”) to the Issuer requesting that Subscriber not receive notices from the Issuer otherwise required by this Section 7;

provided, however, that Subscriber may later revoke any such Opt-Out Notice in writing. Following receipt of an Opt-Out Notice from Subscriber (unless subsequently revoked), (i) the Issuer shall not deliver any such notices to Subscriber and Subscriber shall no longer be entitled to the rights associated with any such notice and (ii) each time prior to Subscriber’s intended use of an effective Registration Statement, Subscriber will notify the Issuer in writing at least two (2) Business Days in advance of such intended use, and if a notice of a Suspension Event was previously delivered (or would have been delivered but for the provisions of this Section 7(g)) and the related suspension period remains in effect, the Issuer will so notify Subscriber, within one (1) Business Day of Subscriber’s notification to the Issuer, by delivering to Subscriber a copy of such previous notice of Suspension Event, and thereafter will provide Subscriber with the related notice of the conclusion of such Suspension Event immediately upon its availability.
h.The Issuer shall, notwithstanding any termination of this Subscription Agreement, indemnify, defend and hold harmless Subscriber (to the extent a seller under the Registration Statement), the officers, directors and agents of Subscriber, and each person who controls Subscriber (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) to the fullest extent permitted by applicable law, from and against any and all out-of-pocket losses, claims, damages, liabilities, costs (including, without limitation, reasonable attorneys’ fees) and expenses (collectively, “Losses”), as incurred, that arise out of or are based upon (i) any untrue or alleged untrue statement of a material fact contained in the Registration Statement, any prospectus included in the Registration Statement, or any form of prospectus, or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus, or any form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, or (ii) any violation or alleged violation by the Issuer of the Securities Act, Exchange Act or any state securities law or any rule or regulation thereunder, in connection with the performance of its obligations under this Section 7, except to the extent, but only to the extent, that such untrue statements, alleged untrue statements, omissions or alleged omissions are based upon information regarding Subscriber furnished in writing to the Issuer by Subscriber expressly for use therein or Subscriber has omitted a material fact from such information or otherwise violated the Securities Act, Exchange Act or any state securities law or any rule or regulation thereunder; provided, however, that the indemnification contained in this Section 7 shall not apply to amounts paid in settlement of any Losses if such settlement is effected without the consent of the Issuer (which consent shall not be unreasonably withheld, conditioned or delayed) nor shall the Issuer be liable for any Losses to the extent they arise out of or are based upon a violation which occurs (1) in reliance upon and in conformity with written information furnished by Subscriber, (2) in connection with any failure of such person to deliver or cause to be delivered a prospectus made available by the Issuer in a timely manner or (3) in connection with any offers or sales effected by or on behalf of Subscriber in violation of Section 7(c) hereof. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of an indemnified party and shall survive the Transfer of the Subject Shares by Subscriber.
i.Subscriber shall, severally and not jointly with any other person that is a party to the Other Subscription Agreements, indemnify and hold harmless the Issuer, its directors, officers, agents and employees, and each person who controls the Issuer (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), to the fullest extent permitted by applicable law, from and against all Losses, as incurred, (i) arising out of or based upon any untrue or alleged untrue statement of a material fact contained in the Registration Statement, any prospectus included in the Registration Statement, or any form of prospectus, or in any amendment or supplement thereto or in any preliminary prospectus, or (ii) arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus, or any form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, with respect to (i) and/or (ii), to the extent, but only to the extent, that such untrue or alleged untrue statements or omissions or alleged omissions are based upon information regarding Subscriber furnished in writing to the Issuer by Subscriber expressly for use therein. In no event shall the liability of Subscriber be greater in amount than the dollar amount of the net proceeds received by Subscriber upon the sale of the Subject Shares giving rise to such indemnification obligation. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of an indemnified party and shall survive the Transfer of the Subject Shares by Subscriber.
j.Any person entitled to indemnification herein shall (1) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party) and (2) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who elects not to assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one (1) counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

k.If the indemnification provided under this Section 7 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any Losses, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such Losses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the Losses shall be deemed to include, subject to the limitations set forth above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 7(k) from any person who was not guilty of such fraudulent misrepresentation. Each indemnifying party’s obligation to make a contribution pursuant to this Section 7(k) shall be several, not joint. In no event shall the liability of the Subscriber be greater in amount than the dollar amount of the net proceeds received by the Subscriber upon the sale of the Acquired Shares purchased pursuant to this Subscription Agreement giving rise to such contribution obligation.
8.Termination. This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earlier to occur of (a) such date and time as the Transaction Agreement is validly terminated in accordance with the terms therein, (b) upon the mutual written agreement of each of the parties hereto to terminate this Subscription Agreement, or (c) if any of the conditions to Closing set forth in Sections 3(c) and 3(d) are not satisfied on or prior to the Closing Date and, as a result thereof, the transactions contemplated by this Subscription Agreement are not consummated at the Closing; provided, that nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover out-of-pocket losses, liabilities or damages arising from such breach. The Issuer shall promptly notify in writing Subscriber of the termination of the Transaction Agreement promptly after the termination of such agreement; provided further that notwithstanding the immediately preceding proviso in no event shall Subscriber have any liability or obligation for any breach of Section 3(b)(i) if Subscriber is ready, willing and able to deliver the Aggregate Purchase Price for the Acquired Shares substantially concurrently with the closing of the Transaction but the closing of the Transaction does not occur prior to the termination of this Subscription Agreement.

9.Miscellaneous.
a.Each party hereto acknowledges that the other parties hereto will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Subscription Agreement. Prior to the Closing, each party hereto agrees to promptly notify the other parties hereto if any of the acknowledgments, understandings, agreements, representations and warranties made by such party as set forth herein are no longer accurate in all material respects.
b.Each of the Issuer and Subscriber is entitled to rely upon this Subscription Agreement and is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby to the extent required by law or by regulatory bodies.
c.Neither this Subscription Agreement nor any rights that may accrue to Subscriber hereunder (other than the Acquired Shares, if any) may be transferred or assigned.
d.All the agreements, representations and warranties made by each party hereto in this Subscription Agreement shall survive the Closing.
e.The Issuer may request from Subscriber such additional information as the Issuer may reasonably deem necessary to evaluate the eligibility of Subscriber to acquire the Acquired Shares, and Subscriber shall provide such information as may be reasonably requested, to the extent readily available and to the extent consistent with its internal policies and procedures; provided, that the Issuer agrees to keep any such information provided by Subscriber confidential.
f.This Subscription Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof.
g.Except as otherwise provided herein, this Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.
h.Any term or provision of this Subscription Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Subscription Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Subscription Agreement is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this

Subscription Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.
i.This Subscription Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Subscription Agreement (in counterparts or otherwise) by all parties hereto by electronic transmission in .PDF format shall be sufficient to bind the parties to the terms and conditions of this Subscription Agreement.
j.Each party shall pay all of its own expenses in connection with this Subscription Agreement and the transactions contemplated herein.
k.Any notice or communication required or permitted hereunder shall be in writing and either delivered personally, emailed, sent by overnight mail via a reputable overnight carrier, or sent by certified or registered mail, postage prepaid, and shall be deemed to be given and received (i) when so delivered personally, (ii) when sent, with no mail undeliverable or other rejection notice, if sent by email, or (iii) five (5) Business Days after the date of mailing to the address below or to such other address or addresses as such person may hereafter designate by notice given hereunder:
(i)if to Subscriber, to such address or addresses set forth on the signature page hereto;
(ii)if to the Issuer, to:

Advanced Emissions Solutions, Inc.
8051 E. Maplewood Avenue, Suite 210
Greenwood Village, CO 80111
USA
Attn: Mr. Clay Smith
Email: Clay.Smith@ada-cs.com
with a required copy to (which copy shall not constitute notice):

Gibson, Dunn & Crutcher LLP
2001 Ross Avenue, Suite 2100
Dallas, TX 75201
USA
Attn: Jonathan M. Whalen
Email: JWhalen@gibsondunn.com
l.This Subscription Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the parties arising out of or relating to this Subscription Agreement or any of the transaction contemplated herein, each of the parties: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the United States District Court for the District of Delaware; (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 9(l); (c) waives any objection to laying venue in any such action or proceeding in such courts; (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party; and (e) agrees that service of process upon such party in any such action or proceeding shall be effective if notice is given in accordance with Section 9(k) of this Subscription Agreement.
m.EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS SUBSCRIPTION AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY TO THIS SUBSCRIPTION AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS SUBSCRIPTION AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9(M).
n.Notwithstanding anything in this Subscription Agreement to the contrary, the Issuer shall not publicly disclose the name of Subscriber or any of its affiliates, or include the name of Subscriber or any of its affiliates in any press release or in any filing with the Commission or any regulatory agency or trading market, without the prior written consent of Subscriber, except (i) as required by the federal securities law (including any required beneficial ownership disclosure in the Form S-4 and Proxy Statement/Prospectus), (ii) in the filing of the form of this Subscription Agreement with the Commission and in the related Current Report on Form 8-K in a manner acceptable to the undersigned, (iii) in a press release or marketing materials of the Issuer in connection with the Transaction in a manner reasonably acceptable to Subscriber and (iv) to the extent such disclosure is required by law, at the request of the Staff of the Commission or regulatory agency or under the regulations of the Stock Exchange, in which case the Issuer shall provide Subscriber with prior written notice of such disclosure permitted under this subclause (iv).
o.This Subscription Agreement may not be amended, modified, supplemented or waived except by an instrument in writing, signed by each of the parties hereto.

p.The parties agree that irreparable damage would occur if any provision of this Subscription Agreement were not performed in accordance with the terms hereof or were otherwise breached, and accordingly, that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Subscription Agreement, without posting a bond or undertaking and without proof of damages, or to enforce specifically the performance of the terms and provisions of this Subscription Agreement in an appropriate court of competent jurisdiction as set forth in Section 9(l), in addition to any other remedy to which any party is entitled at law, in equity, in contract, in tort or otherwise.

[Signature pages follow.]

IN WITNESS WHEREOF, the Issuer has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date first written above.

ELBERT HOLDINGS, INC.

By:	/s/ Greg Marken
Name:	Greg Marken
Title:	Chief Executive Officer

IN WITNESS WHEREOF, the Subscriber has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date set forth below.

Name of Subscriber:	State/Country of Formation or Domicile:

By:
Name:
Title:

Name in which Shares are to be registered (if different):	Date:	_______, 2022

Subscriber EIN:

Business Address-Street:	Mailing Address-Street (if different):
City, State, Zip:	City, State, Zip:

Attn:	Attn:
Telephone No.:	Telephone No.:
Facsimile No.:	Facsimile No.:

Number of Common Shares subscribed for:
[●], provided that if the Acquired Shares are purchased at the VWAP Purchase Price in accordance with Section 2 of the Subscription Agreement, the number of Shares subscribed for shall equal the Aggregate Subscription Amount divided by the VWAP Purchase Price

Aggregate Subscription Amount: $

You must pay the Aggregate Subscription Amount by wire transfer of United States dollars in immediately available funds to the account specified by the Issuer in the Closing Notice.

SCHEDULE A
ELIGIBILITY REPRESENTATIONS OF SUBSCRIBER
This Schedule must be completed by Subscriber and forms a part of the Subscription Agreement to which it is attached. Capitalized terms used and not otherwise defined in this Schedule have the meanings given to them in the Subscription Agreement. Subscriber must check the applicable box in either Part A or Part B below and the applicable box in Part C below.
A.QUALIFIED INSTITUTIONAL BUYER STATUS
(Please check the applicable subparagraphs):
☐Subscriber is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act (a “QIB”)).
☐Subscriber is subscribing for the Acquired Shares as a fiduciary or agent for one or more investor accounts, and each owner of such accounts is a QIB.
*** OR ***
B.ACCREDITED INVESTOR STATUS (Please check the applicable subparagraphs):
Subscriber is an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) and has checked below the box(es) for the applicable provision under which Subscriber qualifies as such:
☐Subscriber is an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, corporation, Massachusetts or similar business trust, limited liability company or partnership not formed for the specific purpose of acquiring the securities of the Issuer being offered in this offering, with total assets in excess of $5,000,000.
☐Subscriber is a director or executive officer of the Issuer.
☐Subscriber is a “private business development company” as defined in Section 202(a)(22) of the Investment Advisers Act of 1940.
☐Subscriber is a “bank” as defined in Section 3(a)(2) of the Securities Act.
☐Subscriber is a “savings and loan association” or other institution as defined in Section 3(a)(5)(A) of the Securities Act, whether acting in its individual or fiduciary capacity.
☐Subscriber is an investment advisor registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state.

☐Subscriber is an investment adviser relying on the exemption from registering with the Commission under Section 203(l) or (m) of the Investment Advisers Act of 1940.
☐Subscriber is a broker or dealer registered pursuant to Section 15 of the Exchange Act.
☐Subscriber is an “insurance company” as defined in Section 2(a)(13) of the Securities Act.
☐Subscriber is an investment company registered under the Investment Company Act of 1940.
☐Subscriber is a “business development company” as defined in Section 2(a)(48) of the Investment Company Act of 1940.
☐Subscriber is a “Small Business Investment Company” licensed by the U.S. Small Business Administration under either Section 301(c) or (d) of the Small Business Investment Act of 1958.
☐Subscriber is a Rural Business Investment Company as defined in Section 384A of the Consolidated Farm and Rural Development Act.
☐Subscriber is a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, and such plan has total assets in excess of $5,000,000.
☐Subscriber is an employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such act, which is one of the following.
a)A bank;
b)A savings and loan association;
c)A insurance company; or
d)A registered investment adviser.
☐Subscriber is an employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 with total assets in excess of $5,000,000.
☐Subscriber is an employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 that is a self-directed plan with investment decisions made solely by persons that are accredited investors.
☐Subscriber is a trust with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered by the Issuer in this offering, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) under the Securities Act.
☐Subscriber is a natural person whose individual net worth, or joint net worth with that person’s spouse or spousal equivalent, exceeds $1,000,000. For the purposes of calculating joint net worth, joint net worth can be the aggregate net worth of the investor and spouse or spousal equivalent; assets need not be held jointly to be included in the calculation.
☐Subscriber is a natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person’s spouse or spousal equivalent in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year.
☐Subscriber is an entity in which all of the equity owners meet the requirements for accredited investor status.
☐Subscriber is an entity not already considered an accredited investor under the definition, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of U.S. $5,000,000.
☐Subscriber is a natural person holding in good standing one or more professional certifications or designations or credentials from an accredited educational institution that the Commission has designated as qualifying an individual for accredited investor status.
☐Subscriber is a natural person holding any of the following FINRA certifications in good standing: Licensed General Securities Representative license (Series 7), Licensed Investment Adviser Representative (Series 65); or Licensed Private Securities Offerings Representative license (Series 82).
☐Subscriber is a natural person who is a “knowledgeable employee,” as defined in rule 3c5(a)(4) under the Investment Company Act of 1940, of the Issuer of the securities being offered or sold where the Issuer would be an investment company, as defined in section 3 of such act, but for the exclusion provided by either section 3(c)(1) or section 3(c)(7) of such act.
☐Subscriber is a “family office,” as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 that was not formed for the specific purpose of acquiring the securities of the Issuer being offered in this offering, with total assets in excess of
☐$5,000,000 and whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment.
☐Subscriber is a “family client,” as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in paragraph (a)(12) of this section and whose prospective investment in the issuer is directed by such family office pursuant to paragraph (a)(12)(iii).
*** AND ***
1.3.AFFILIATE STATUS
(Please check the applicable box)
SUBSCRIBER:

☐is:
☐is not:
an “affiliate” (as defined in Rule 144 under the Securities Act) of the Issuer or acting on behalf of an affiliate of the Issuer.

Annex D—Voting and Election Agreement
VOTING AND ELECTION AGREEMENT
THIS VOTING AND ELECTION AGREEMENT (this “Agreement”) is made and entered into as of August 19, 2022, by and among Advanced Emissions Solutions, Inc., a Delaware corporation (the “Company”), and each Person identified on Exhibit A attached hereto (the “Shareholders” and each a “Shareholder”).
WITNESSETH:
WHEREAS, the Company, Elbert Holdings, Inc., a Delaware corporation (“New ADES”), Elbert Merger Sub 1, Inc., a Delaware corporation (“Merger Sub”), and Arq Limited, a company incorporated under the laws of Jersey (“Arq”) are entering into a Transaction Agreement, dated of the the date hereof (as amended, supplemented or modified from time to time, the “Transaction Agreement”), which provides for, among other things, (a) the merger of Merger Sub with and into the Company (the “ADES Merger”) pursuant to which all outstanding shares of common stock of the Company (“ADES Common Stock”) will be converted into the right to receive the consideration set forth in the Transaction Agreement and (b) the issuance of new shares of common stock of New ADES to the Arq Shareholders pursuant to a Scheme of Arrangement (the “New ADES Scheme Share Issuance”);
WHEREAS, as of the date hereof, each Shareholder is the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended from time to time) of the number of shares of ADES Common Stock set forth opposite such Shareholder’s name on Exhibit A attached hereto (the “Shares”); and
WHEREAS, as a condition and inducement to the willingness of the Company to enter into the Transaction Agreement, each Shareholder (in such Shareholder’s capacity as such) has agreed to enter into this Agreement.
NOW, THEREFORE, intending to be legally bound, the parties hereto agree as follows:
1.Certain Definitions. All capitalized terms that are used but not defined herein shall have the respective meanings ascribed to them in the Transaction Agreement. For all purposes of and under this Agreement, the following terms shall have the following respective meanings:
(a)“Expiration Date” shall mean the earliest to occur of (i) such date and time as the ADES Merger shall become consummated in accordance with the terms and provisions of the Transaction Agreement; (ii) the termination of the Transaction Agreement; (iii) any amendment to the Transaction Agreement that modifies the amount or form of payment of the ADES Merger Consideration in a manner adverse to the Shareholders or (iv) the mutual agreement of the parties hereto.
(b)“Transfer” A Person shall be deemed to have effected a “Transfer” of a Share if such Person directly or indirectly (i) sells, pledges, assigns, grants an option with respect to, transfers, tenders or disposes (by merger, by testamentary disposition, by operation of Law or otherwise) of such Share or any interest in such ADES Common Stock, (ii) creates any Encumbrance over such Share, other than restrictions imposed by applicable Law or pursuant to this Agreement or the Transaction Agreement (or the transactions contemplated thereby), (iii) deposits any Shares into a voting trust or enters into a voting agreement or arrangement or grant any proxy, power of attorney or other authorization with respect thereto that is inconsistent with this Agreement, or (iv) agrees or commits (whether or not in writing) to take any of the actions referred to in the foregoing clauses (i) through (iii).
2.Transfer Restrictions. From the date hereof until the Expiration Date, no Shareholder shall Transfer (or cause or permit the Transfer of) any of its Shares, or enter into any agreement relating thereto, except (i) pursuant to the Transaction Agreement, (ii) as required by judicial decree or operation of law, or (iii) with the Company’s prior written consent, and in the Company’s sole discretion. Notwithstanding the foregoing, each Shareholder shall be permitted to Transfer its Shares (i) if such Shareholder is an individual, to any member of such Shareholder’s immediate family, (ii) to or from a trust for the benefit of such Shareholder or any member of such Shareholder’s immediate family, (iii) other Transfers of Shares for estate planning purposes, (iv) if such Shareholder is a partnership or limited liability company, to one or more partners or members of such Shareholder or (v) to an Affiliate (as defined in the Transaction Agreement), without the consent of the Company (each of the foregoing, an “Permitted Transfer”); provided that prior to effecting any such Permitted Transfer, the applicable Shareholder shall cause the transferee to sign a counterpart to this Agreement agreeing to be bound by the terms of this Agreement and to be a “Shareholder” hereunder. Any Shares Transferred by operation of law due to death to such Shareholder to such Shareholder’s heirs, guardians, administrators or successors shall remain subject to the obligations hereunder.

To the fullest extent permitted by law, any purported Transfer that fails to comply with the conditions set forth in this Section 2 shall be void ab initio and of no force or effect.
3.Stock Election. From the date hereof until the Expiration Date, each Shareholder hereby agrees, unconditionally and irrevocably, to make an ADES Stock Election with respect to each Share held by such Shareholder in accordance with Section 2.1(a)(i)(B) of the Transaction Agreement, pursuant to which, upon the effectiveness of the ADES Merger, such shareholder shall receive as consideration for their Shares shares of New ADES Common Stock representing the ADES Stock Consideration. Each Shareholder further agrees not to change or revoke such Shareholder’s ADES Stock Election prior to the ADES Deadline without the prior written consent of the Company.
4.Agreement to Vote.
(a)From the date hereof until the Expiration Date, provided that no notice of an intention to effect an Adverse Recommendation Change shall have been delivered by the Company to Arq in accordance with Section 5.4(d)(i) or (e)(i) of the Transaction Agreement and no Adverse Recommendation Change shall have been made that, in each case, remains in effect, at every meeting of the shareholders of the Company, however called, and at every adjournment or postponement thereof, and on every action or approval by written consent of the shareholders of Company, each Shareholder (in such Shareholder’s capacity as such) agrees, unconditionally and irrevocably, to the extent not voted by the Person(s) appointed under the Proxy Statement/Prospectus, or to cause the holder of record on any applicable record date to, vote (or cause to be voted) all Shares that are then beneficially owned by such Shareholder and entitled to vote or act by written consent:
(i)    in favor of the approval of the Transaction Agreement, and in favor of any other matters presented or proposed as to approval of the ADES Merger, the New ADES Scheme Share Issuance or any part or aspect thereof or any other transactions contemplated by the Transaction Agreement;
(ii)    in favor of the approval of any proposal to adjourn or postpone the meeting to a later date, if there are not sufficient votes for the adoption of the Transaction Agreement on the date on which such meeting is held;
(iii)    against approval of any proposal made in opposition to, in competition with, or inconsistent with, the Transaction Agreement, the ADES Merger or the New ADES Scheme Share Issuance or any other transactions contemplated by the Transaction Agreement; and
(iv)    in favor of any other matter necessary or appropriate to the consummation of the transactions contemplated by the Transaction Agreement, including the ADES Merger and the New ADES Scheme Share Issuance.
(b)Any vote required to be cast pursuant to this Section 4 shall be cast by the Shareholder or at the direction of the Shareholder, as applicable, in accordance with such procedures relating thereto so as to ensure that it is duly counted, including for purposes of determining whether a quorum is present.
(c)Except as provided herein, no Shareholder shall (in such Shareholder’s capacity as a shareholder of the Company) (i) enter into any agreement or understanding with any Person to vote or give instructions in any manner inconsistent with the terms of this Section 4, (ii) grant at any time while this Agreement remains in effect, a proxy, consent or power of attorney with respect to the Shares inconsistent with the terms of this Section 4 or (iii) take any action that would make any representation or warranty of such Shareholder contained herein untrue or incorrect or have the effect of preventing or disabling such Shareholder from performing any of its obligations under this Agreement.
5.Irrevocable Proxy.
(a)Solely in the event of a failure by any Shareholder to act in accordance with such Shareholder’s obligations as to voting pursuant to Section 4(a) prior to the termination of this Agreement and without in any way limiting any Shareholder’s right to vote the Shares in its sole discretion on any other matters that may be submitted to a shareholder vote, consent or other approval, each Shareholder hereby grants an irrevocable proxy (the “Proxy”) appointing the Company as such Shareholder’s attorney-in-fact and proxy, with full power of substitution, for and in such Shareholder’s name, to vote, express consent or dissent, or otherwise to utilize such voting power in the manner contemplated by Section 4 above as the Company or its proxy or substitute shall, in the Company’s sole discretion, deem proper with respect to the Shares, provided, however, that the foregoing Proxy shall not apply if an Adverse Recommendation Change has been made and remains in effect.
(b)Each Shareholder hereby represents that any proxies heretofore given in respect of the Shares, if any, are revocable, and hereby revokes such proxies.
(c)Each Shareholder hereby affirms that its Proxy set forth in this Section 5 is given in connection with the execution of the Transaction Agreement, and that such Proxy is given to secure the performance of the duties of such Shareholder under this Agreement. Each Shareholder hereby further affirms that its Proxy is coupled with an interest in consideration of the Company entering into this Agreement and the Transaction Agreement and incurring certain related fees and expenses and, except as set forth in this Section 5 or in Section 11 hereof, is intended to be irrevocable. All authority conferred hereby shall survive the death, incapacity of or the appointment of any liquidator, receiver, trustee, special manager or any other court appointed officer for any Shareholder and shall be binding upon the heirs, estate, administrators, receivers, liquidators, trustees, special managers, personal representatives, successors and assigns of each Shareholder.
(d)The Company hereby acknowledges and agrees that the Proxy set forth in this Section 5 shall not be exercised to vote, consent or act on any matter except as specifically contemplated by Section 4 above and the Company agrees not to exercise the Proxy granted herein for any purpose other than the purposes described in Section 4. The Proxy set forth in this Section 5 shall be revoked, terminated and of no further force or effect automatically without further action upon the termination of this Agreement.
6.Representations and Warranties of the Shareholders. Each Shareholder hereby represents and warrants to the Company as follows:
(a)Power; Organization; Binding Agreement. Such Shareholder has full power and authority to execute and deliver this Agreement and to deliver the Proxy granted hereunder, to perform such Shareholder’s obligations hereunder and to consummate the transactions contemplated hereby. If such Shareholder is not a natural person, such Shareholder is duly organized, validly existing and in good standing under the laws of its jurisdiction of formation. This Agreement has been duly executed and delivered by such Shareholder, and, assuming this Agreement constitutes a valid and binding obligation of the Company, constitutes a valid and binding obligation of such Shareholder, enforceable against such Shareholder in accordance with its terms, except that such enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity.
(b)No Conflicts. None of the execution and delivery by such Shareholder of this Agreement, the performance by such Shareholder of its obligations hereunder or the consummation by such Shareholder of the transactions contemplated hereby will (i) result in a violation or breach of any agreement to which such Shareholder is a party or by which the Shareholder may be bound, including any voting agreement or voting trust, except as could not reasonably be expected to impair the ability of the Shareholder to perform its obligations hereunder, (ii) materially violate any applicable Law or (iii) violate the constituent or organizational document of such Shareholder.

(c)Ownership of Shares. Such Shareholder (i) is a beneficial owner of the Shares set forth opposite such Shareholder’s name on Exhibit A, all of which are free and clear of any Encumbrances (except any (x) Encumbrances arising under securities Laws, (y) Encumbrances arising hereunder or as permitted by the Transaction Agreement or (z) Encumbrances that are not material to such Shareholder’s performance of its obligations under this Agreement) and (ii) no person (other than such Shareholder) has a right to acquire any of the Shares held bu such Shareholder.

(d)Voting Power. Such Shareholder has voting power, power of disposition, power to issue instructions with respect to the matters set forth herein, and power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Shares held by such Shareholder, with no limitations, qualifications or restrictions on such rights, subject to applicable federal securities laws and those arising under the terms of this Agreement.
(e)Reliance by Company. Such Shareholder understands and acknowledges that the Company is entering into the Transaction Agreement in reliance upon such Shareholder’s execution and delivery of this Agreement.
(f)Consents and Approvals. The execution and delivery of this Agreement by such Shareholder does not, and the performance by such Shareholder of its obligations under this Agreement and the consummation by it of the transactions contemplated hereby will not, require the Shareholder to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any Governmental Body, except in each case for filings with the SEC by such Shareholder or where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings and notifications, would not, either individually or in the aggregate, be reasonably expected to prevent or delay the performance by such Shareholder of any of its obligations hereunder.
(g)Absence of Litigation. As of the date hereof, there is no Action pending or, to the knowledge of such Shareholder, threatened against or affecting such Shareholder or any of its Affiliates before or by any Governmental Body that would reasonably be expected to impair the ability of such Shareholder to perform its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.
7.Certain Restrictions.
(a)Except as otherwise permitted by this Agreement or the Merger Agreement, each Shareholder shall not, directly or indirectly, take any action that would make any representation or warranty of such Shareholder set forth in Sections 6(a), 6(b), 6(c), 6(d) and 6(f) contained herein untrue or incorrect in any respect.
(b)Each Shareholder agrees that such Shareholder will not (in such Shareholder’s capacity as a shareholder of the Company) bring, commence, institute, maintain, prosecute or voluntarily aid any legal action or proceeding, which challenges the validity of or seeks to enjoin the operation of any provision of this Agreement.

8.Disclosure. The Company shall be permitted to publish and disclose in all documents and schedules filed with the SEC, and any press release or other disclosure document that the Company determines to be necessary or desirable in connection with the ADES Merger and the New ADES Scheme Share Issuance and any transactions related to the ADES Merger, the New ADES Scheme Share Issuance, each Shareholder’s identity and ownership of the Shares and the nature of such Shareholder’s commitments, arrangements and understandings under this Agreement.
9.No Ownership Interest. Except as provided in this Agreement, nothing contained in this Agreement shall be deemed to vest in the Company any direct or indirect ownership or incidence of ownership of or with respect to the Shares. Except as provided in this Agreement, all rights, ownership and economic benefits relating to the Shares shall remain vested in and belong to the Shareholders.
10.Further Assurances. Subject to the terms and conditions of this Agreement, upon request of the Company, each Shareholder shall use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary to fulfill such Shareholder’s obligations under this Agreement.
11.Termination. This Agreement and each Proxy granted hereunder, and all rights and obligations of the parties hereunder and thereunder, shall terminate and shall have no further force or effect as of the Expiration Date. Notwithstanding the foregoing, nothing set forth in this Section 11 or elsewhere in this Agreement shall relieve any party hereto from liability, or otherwise limit the liability of any party hereto, for any intentional breach of this Agreement prior to such termination.
12.Shareholder Capacity. Notwithstanding anything to the contrary herein, the obligations of the Shareholder under this Agreement shall apply solely to the Shareholder’s actions in his/its/her capacity as a shareholder of the

Company and shall not apply to actions or lack thereof in the Shareholder’s or any of its representatives’ capacity as a director or officer of the Company, and the Shareholder or any of its representatives, in his/her capacity as a director of the Company, if applicable, shall have the sole discretion with respect to his/her vote in any meeting of the Company's board of directors or any committee thereof.
13.Miscellaneous.
(a)Validity. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of the other provisions of this Agreement, which will remain in full force and effect. In the event any Governmental Body of competent jurisdiction holds any provision of this Agreement to be null, void or unenforceable, the parties hereto shall negotiate in good faith and execute and deliver an amendment to this Agreement in order, as nearly as possible, to effectuate, to the extent permitted by law, the original intent of the parties hereto with respect to such provision.
(b)Binding Effect and Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by the Company or any Shareholder (whether by operation of law or otherwise) without the prior written consent of either such Shareholder or the Company, as applicable.
(c)Amendments; Waiver. This Agreement may be amended by the parties hereto, and the terms and conditions hereof may be waived, only by an instrument in writing signed on behalf of each of the parties hereto, or, in the case of a waiver, by an instrument signed on behalf of the party waiving compliance.
(d)Specific Performance; Injunctive Relief. The parties hereto acknowledge that each party shall be irreparably harmed and that there shall be no adequate remedy at Law for a violation of any of the covenants or agreements of a party set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to the non-breaching party upon any such violation, the non-breaching party shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to the non-breaching party at law or in equity.
(e)Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or sent via telecopy (receipt confirmed) to the parties at the following addresses or telecopy numbers (or at such other address or telecopy numbers for a party as shall be specified by like notice), or pursuant to such other instructions as may be designated in writing by the party to receive such notice:
If to the Company:
Advanced Emissions Solutions, Inc.
8051 E. Maplewood Avenue, Suite 210
Greenwood Village, CO 80111, USA
Attn: Mr. Clay Smith
Email: clay.smith@ada-cs.com

with a copy (which shall not constitute notice) to:
Gibson, Dunn & Crutcher LLP
2001 Ross Avenue, Suite 2100
Dallas, TX 75201, USA
Attn: Jonathan M. Whalen
Email: JWhalen@gibsondunn.com

If to the Shareholders:
777 3rd Avenue, Suite 19A
New York, NY 10017
Attention: Gilbert Li
Email: gli@altafundamental.com
(f)No Waiver. The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect of this Agreement at law or in equity, or to insist upon compliance by any other party with its obligation under this Agreement, and any custom or practice of the parties at variance with the terms of this Agreement, shall not constitute a waiver by such party of such party’s right to exercise any such or other right, power or remedy or to demand such compliance.
(g)No Third Party Beneficiaries. This Agreement is not intended to confer and does not confer upon any person other than the parties hereto any rights or remedies hereunder.
(h)Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of Delaware.
(i)Submission to Jurisdiction. Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any party or its Affiliates against any other party or its Affiliates shall be brought and determined in the Court of Chancery of the State of Delaware, provided, that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then any such legal action or proceeding may be brought in any federal court located in the State of Delaware or any other Delaware state court. Each of the parties hereby irrevocably submits to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby. Each of the parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (i) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (ii) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) that (A) the suit, action or proceeding in any such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.
(j)Rules of Construction. The parties hereto hereby waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.
(k)Entire Agreement. This Agreement and the Proxies granted hereunder contain the entire understanding of the parties hereto in respect of the subject matter hereof, and supersede all prior negotiations, agreements and understandings, both written and oral, between the parties hereto with respect to the subject matter hereof.
(l)Interpretation.
(i)Whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.”

(ii)The article and section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the parties hereto and shall not in any way affect or be deemed to affect the meaning or interpretation of this Agreement.
(m)Expenses. All fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees, costs and expenses.
(n)Counterparts. This Agreement may be executed in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned have executed and caused to be effective this Agreement as of the date first above written.

COMPANY

ADVANCED EMISSIONS SOLUTIONS, INC.

By:	/s/ Greg Marken
Name:	Greg Marken
Title:	Chief Executive Officer

[Signatures continue on following page]

SHAREHOLDERS:

ALTA FUNDAMENTAL ADVISERS MASTER LP

By:	/s/ Gilbert Li
Name:	Gilbert Li
Title:	Authorized Signatory

BLACKWELL PARTNERS LLC – SERIES A

By:	/s/ Gilbert Li
Name:	Gilbert Li
Title:	Authorized Signatory, with respect to assets solely managed by Alta Fundamental Advisers LLC

STAR V PARTNERS LLC

By:	/s/ Gilbert Li
Name:	Gilbert Li
Title:	Authorized Signatory

ALTA FUNDAMENTAL ADVISERS SP LLC

By:	/s/ Gilbert Li
Name:	Gilbert Li
Title:	Authorized Signatory

EXHIBIT A

Shareholder	Shares
Alta Fundamental Advisors Master LP	220,452
Blackwell Partners LLC – Series A	1,044,052
Star V Partners LLC	604,517
Alta Fundamental Advisers SP LLC	137,951

Annex E - Opinion of Ducera Securities LLC

Ducera
DUCERA Securities LLC
11 Times Square
New York, NY 10036
(212) 671-9700
DuceraPartners.com

August 18, 2022

The Board of Directors of
Advanced Emissions Solutions, Inc.
8051 E. Maplewood Avenue, Suite 210
Greenwood Village, CO 80111
Members of the Board of Directors:
We understand that Advanced Emissions Solutions, Inc., a Delaware corporation (the “Company”), proposes to enter into a Transaction Agreement (the “Agreement”), by and among the Company, Elbert Holdings, Inc., a Delaware corporation (“New ADES”), Elbert Merger Sub 1, Inc., a Delaware corporation (“Merger Sub”), and Arq Limited, a company incorporated under the laws of Jersey (“Arq”). Pursuant to the Agreement, (i) the Company will merge with and into Merger Sub, with the Company continuing as the surviving company and a wholly-owned subsidiary of New ADES (the “ADES Merger”) and, as a result of the ADES Merger, among other things, each share of common stock of the Company (“ADES Common Stock”) issued and outstanding immediately prior to the ADES Merger Effective Time (other than ADES Common Stock held in treasury or directly by New ADES or Merger Sub) shall be automatically converted, at the election of the holder of ADES Common Stock, into the right to receive (x) 1.11 shares of common stock of New ADES (“New ADES Stock”) and an amount in cash equal to $0.52 or (y)
1.22 shares of New ADES Stock (the amount described in clause (y), the “ADES Stock Consideration”) and (ii) New ADES will acquire the entire issued and to be issued share capital of Arq pursuant to a Scheme of Arrangement and, at the Scheme of Arrangement Effective Time, all Arq Ordinary Shares (“Arq Shares”) then outstanding will be transferred from holders of Arq Shares (“Arq Shareholders”) to New ADES (or a subsidiary thereof) and New ADES shall issue to the relevant Arq Shareholder a whole number of shares of New ADES Stock equal to the aggregate number of Arq Shares held by such Arq Shareholder at the Scheme of Arrangement Effective Time multiplied by the Arq Exchange Ratio (the foregoing transactions, collectively with the other transactions contemplated by the Agreement, the “Transaction”).
The terms and conditions of the Transaction are more fully set forth in the Agreement. Capitalized terms used herein and not defined shall have the meanings ascribed thereto in the Agreement.
The Board of Directors of the Company has requested our opinion as to the fairness of the ADES Stock Consideration, from a financial point of view, to the holders of ADES Common Stock (other than ADES Common Stock held by Arq or its affiliates), as of the date hereof.
For purposes of the opinion set forth herein, we have, among other things:
(i)reviewed a draft of the Agreement dated as of August 17, 2022;
(ii)reviewed certain publicly available financial statements and other business and financial information relating to the Company and Arq which we believed to be relevant;
(iii)reviewed certain non-public historical financial statements and other non- public historical financial and operating data relating to the Company prepared and furnished to us by management of the Company;

Annex E - Opinion of Ducera Securities LLC
(iv)reviewed certain non-public historical financial statements and other non- public historical financial and operating data relating to Arq prepared by Arq and furnished to us by management of the Company;
(v)reviewed certain non-public projected financial statements and other non- public projected financial and operating data relating to the Company prepared and furnished to us by management of the Company;
(vi)reviewed certain non-public projected financial statements and other non- public projected financial and operating data relating to Arq prepared by management of the Company and Arq and furnished to us by management of the Company;
(vii)reviewed certain non-public projected financial statements and other non- public projected financial and operating data relating to New ADES prepared by management of the Company and Arq and furnished to us by management of the Company;
(viii)reviewed and discussed the past and current business, operations, current financial condition and financial projections of the Company and Arq with management of the Company and Arq (including their views on the amounts, timing, risks, achievability and uncertainties of attaining such projections);
(ix)compared the financial performance of the Company and stock market trading multiples with those of certain other publicly traded companies which we believed to be relevant;
(x)reviewed estimates of synergies anticipated by management of the Company and Arq to result from the Transaction; and
(xi)performed such other studies, analyses and examinations and considered such other factors which we believed to be appropriate.
In arriving at our opinion, we have assumed and relied upon, without undertaking any independent verification of, the accuracy and completeness of all of the financial and other information supplied or otherwise made available to, discussed with, or reviewed by us (including information that is available from generally recognized public sources), and we assume no liability therefor. We have further assumed, with your consent, that all of the information furnished by management of the Company for purposes of our analysis is accurate as of the date hereof (except to the extent superseded by other information provided prior to the date hereof) and does not contain any material omissions or misstatement of material facts. With respect to the projected financial data relating to the Company, Arq, and New ADES referred to above, we have assumed, with your consent, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of the Company and Arq (as applicable) as to the future financial performance of the Company, Arq and New ADES. We express no view as to any projected financial data relating to the Company, Arq or New ADES, or the assumptions on which they are based.
For purposes of rendering our opinion, we have assumed, in all respects material to our analysis, that the final executed Agreement will not differ from the draft Agreement reviewed by us, and that all conditions to the consummation of the Transaction will be satisfied without material waiver, modification or delay. We have further assumed that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Transaction will be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on the Company, Arq, New ADES, the contemplated benefits expected to be derived in the proposed Transaction or the consummation of the Transaction. We have also assumed that holders of ADES Common Stock elect to receive only New ADES Stock, the 30-day VWAP (as defined in the Subscription Agreements) is not more or less than the Per Share Purchase Price (as defined in the Subscription Agreements) by greater than 25%, and the USDA loan is not paid down.
We have not made, nor assumed any responsibility for making, any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company or Arq, nor have we been furnished with any such valuations or appraisals, nor have we evaluated the solvency or fair value of the Company or Arq under any laws relating to bankruptcy, insolvency or similar matters.

Annex E - Opinion of Ducera Securities LLC
Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and as can be evaluated on the date hereof.

We have not been asked to pass upon, and express no opinion with respect to, any matter other than the fairness of the ADES Stock Consideration, from a financial point of view, to the holders of ADES Common Stock (other than ADES Common Stock held by Arq or its affiliates), as of the date hereof. We have not been asked to express, and we do not express any view on, and our opinion does not address, the fairness of the proposed Transaction to, or any consideration received in connection therewith by, the holders of any other securities, creditors or other constituencies of the Company, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or any class of such persons, whether relative to the ADES Stock Consideration or otherwise, nor as to the fairness of any other term of the Agreement. Our opinion does not address the relative merits of the Transaction as compared to other business or financial strategies that might be available to the Company, nor does it address the underlying business decision of the Company to engage in the Transaction. This letter, and our opinion, does not constitute a recommendation to the Board of Directors of the Company or to any other persons in respect of the Transaction, including as to how any holder of ADES Common Stock should vote or act in respect of the Transaction. We express no opinion as to the price at which shares of ADES Common Stock or New ADES Stock will trade at any time. We have not been asked to pass upon, and express no opinion with respect to, any tax or other consequences that may result from the Transaction. We are not legal, regulatory, accounting or tax experts and have assumed the accuracy and completeness of assessments by the Company and its advisors with respect to legal, regulatory, accounting and tax matters.
We have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction. We will receive a fee for our services, a portion of which has been paid and a portion of which will become payable upon the rendering of this opinion. We will also be entitled to receive a transaction fee if the Transaction is consummated. The Company has also agreed to reimburse our expenses and to indemnify us against certain liabilities arising out of our engagement. During the two year period prior to the date hereof, we and our affiliates (“Ducera”) provided financial advisory services to the Company and its affiliates pursuant to which compensation was received by Ducera. During the two year period prior to the date hereof, no material relationship existed between Ducera and Arq or New ADES pursuant to which compensation was received by Ducera. We may provide financial or other services to the Company, Arq, New ADES or their respective affiliates in the future and in connection with any such services we may receive compensation.
In the ordinary course of business, Ducera provides investment banking and other advisory services to a wide range of entities and individuals, domestically and internationally, from which conflicting interests or duties may arise. In the ordinary course of such activities, Ducera may actively trade or otherwise effect transactions, for its own account and for the accounts of its clients, in debt or equity securities, or related derivative securities, or financial instruments (including bank loans or other obligations) of the Company, Arq, New ADES or their respective affiliates, and accordingly Ducera may at any time hold a long or short position in such securities or instruments.
This letter, and the opinion expressed herein, is addressed to, and for the information and assistance of, the Board of Directors of the Company in connection with its evaluation of the proposed Transaction. The issuance of this opinion has been approved by the fairness opinion committee of Ducera Securities LLC in accordance with the procedures for opinions as to fairness of Ducera Securities LLC.
This opinion may not be reproduced, summarized or referred to in any public document or given to any other person without our prior written consent; provided, however, if required by applicable law, rule or regulation, this opinion may be included in any disclosure document filed by the Company (or a joint filing involving the Company) with the U.S. Securities and Exchange Commission with respect to the Transaction; provided, further, that this opinion is reproduced in full, and that any description of, or reference to, Ducera or summary of this opinion in the disclosure document is in a form acceptable to Ducera.
Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments

Annex E - Opinion of Ducera Securities LLC
may affect this opinion and the assumptions used in preparing it, and we do not have any obligation to update, revise, or reaffirm this opinion.

Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the ADES Stock Consideration is fair, from a financial point of view, to the holders of ADES Common Stock (other than ADES Common Stock held by Arq or its affiliates).

Very truly yours,

DUCERA SECURITIES LLC

/s/ Michael A. Kramer
Name: Michael A. Kramer
Title: Chief Executive Officer

Annex F—Form of Amended and Restated Certificate of Incorporation of Elbert Holdings, Inc.
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
ADVANCED EMISSIONS SOLUTIONS, INC.
Advanced Emissions Solutions, Inc. (the “Corporation”) was incorporated under the laws of the State of Delaware on August 12, 2022.
ARTICLE I
NAME
The name of the Corporation is Advanced Emissions Solutions, Inc.
ARTICLE II
REGISTERED OFFICE
The address of the Corporation’s registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, 19801. The name of its registered agent is The Corporation Trust Company.
ARTICLE III
PURPOSE
The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”).
ARTICLE IV
AUTHORIZED CAPITAL STOCK
The total number of shares of common stock which the Corporation is authorized to issue is 125,000,000 at a par value of $.001 per share (the “Common Stock”) and the total number of shares of preferred stock which the corporation is authorized to issue is 50,000,000 at a par value of $.001 per share (“Preferred Stock”).
The board of directors is hereby expressly authorized to provide, out of the unissued shares of Preferred Stock, for one or more series of Preferred Stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers, if any, of the shares of such series, and the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series. The powers, preferences and relative, participating, optional and other special rights of each series of Preferred Stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.
Except as otherwise provided by law or by the resolution or resolutions adopted by the board of directors designating the rights, powers and preferences of any series of Preferred Stock, the Common Stock shall have the exclusive right to vote for the election of directors and for all other purposes. Each share of Common Stock shall have one vote on each matter properly submitted to the stockholders of the Corporation for their vote, and the holders of the Common Stock shall vote together as a single class; provided, however, that, except as otherwise required by law, holders of Common Stock shall not be entitled to vote on any amendment to this
F-1

certificate of incorporation (including certificates of designations filed with the Secretary of State of the State of Delaware from time to time, the “Certificate of Incorporation”) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon pursuant to the Certificate of Incorporation.
ARTICLE V
CERTAIN DEFINITIONS
(a)“affiliate” means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another person
(b)“associate” when used to indicate a relationship with any person, means: (i) any corporation, partnership, unincorporated association or other entity of which such person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of voting stock; (ii) any trust or other estate in which such person has at least a 20% beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity; and (iii) any relative or spouse of such person, or any relative of such spouse, who has the same residence as such person.
(c)“business combination” when used in reference to the Corporation and any interested stockholder of the Corporation, means:
(i)any merger or consolidation of the Corporation or any direct or indirect majority-owned subsidiary of the Corporation (A) with the interested stockholder, or (B) with any other corporation, partnership, unincorporated association or other entity if the merger or consolidation is caused by the interested stockholder and as a result of such merger or consolidation Section 6.2 is not applicable to the surviving entity;
(ii)any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a stockholder of the Corporation, to or with the interested stockholder, whether as part of a dissolution or otherwise, of assets of the Corporation or of any direct or indirect majority-owned subsidiary of the Corporation which assets have an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the Corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the Corporation;
(iii)any transaction which results in the issuance or transfer by the Corporation or by any direct or indirect majority-owned subsidiary of the Corporation of any stock of the Corporation or of such subsidiary to the interested stockholder, except: (A) pursuant to the exercise, exchange or conversion of the securities exercisable for, exchangeable for or convertible into stock of the Corporation or any subsidiary which securities were outstanding prior to the time that the interested stockholder became such; (B) pursuant to a merger under Section 251(g) of the DGCL; (C) pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the Corporation or any such subsidiary which security is distributed, pro rata to all holders of a class or series of stock of the Corporation subsequent to the time the interested stockholder became such; (D) pursuant to an exchange offer by the Corporation to purchase stock made on the same terms to all holders of said stock; or (E) any issuance or transfer of stock by the Corporation; provided, however, that in no case under items (C)-(E) of this subsection (iii) shall there be an increase in the interested stockholder’s proportionate share
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of the stock of any class or series of the Corporation or the voting stock of the Corporation (except as a result of immaterial changes due to fractional share adjustments);
(iv)any transaction involving the Corporation or any direct or indirect majority-owned subsidiary of the Corporation which has the effect, directly or indirectly, of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the Corporation or of any such subsidiary which is owned by the interested stockholder, except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares of stock not caused, directly or indirectly, by the interested stockholder; or
(v)any receipt by the interested stockholder of the benefit, directly or indirectly (except proportionately as a stockholder of the Corporation), of any loans, advances, guarantees, pledges, or other financial benefits (other than those expressly permitted in items (i)-(iv) of subsection (c) of this definition) provided by or through the Corporation or any direct or indirect majority-owned subsidiary.
(d)“control,” including the terms “controlling,” “controlled by” and “under common control with” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting stock, by contract, or otherwise. A person who is the owner of 20% or more of the outstanding voting stock of any corporation, partnership, unincorporated association or other entity shall be presumed to have control of such entity, in the absence of proof by a preponderance of the evidence to the contrary. Notwithstanding the foregoing, a presumption of control shall not apply where such person holds voting stock, in good faith and not for the purpose of circumventing Section 6.2, as an agent, bank, broker, nominee, custodian or trustee for one or more owners who do not individually or as a group (as such term is used in Rule 13d-5 promulgated under the Exchange Act as such rule is in effect as of the date of this Certificate of Incorporation) have control of such entity.
(e)“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.
(f)“interested stockholder” means any person (other than the Corporation or any direct or indirect majority-owned subsidiary of the Corporation) that (i) is the owner of 15% or more of the outstanding voting stock of the Corporation, or (ii) is an affiliate or associate of the Corporation and was the owner of 15% or more of the outstanding voting stock of the Corporation at any time within the three year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder, and the affiliates and associates of such person; provided, however, that the term “interested stockholder” shall in no case include or be deemed to include (1) the Principal Holders, or (2) any person whose ownership of shares in excess of the 15% limitation set forth herein is the result of any action taken solely by the Corporation; provided, that such person specified in this clause (2) shall be an interested stockholder if thereafter such person acquires additional shares of voting stock of the Corporation, except as a result of further corporate action not caused, directly or indirectly, by such person. For the purpose of determining whether a person is an interested stockholder, the voting stock of the Corporation deemed to be outstanding shall include voting stock deemed to be owned by the person through application of the definition of “owner” below but shall not
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include any other unissued stock of the Corporation which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.
(g)“owner,” including the terms “own” and “owned,” when used with respect to any stock, means a person that individually or with or through any of its affiliates or associates:
(i)beneficially owns such stock, directly or indirectly; or
(ii)has (A) the right to acquire such stock (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants, options, or otherwise; provided, however, that a person shall not be deemed the owner of stock tendered pursuant to a tender or exchange offer made by such person or any of such person’s affiliates or associates until such tendered stock is accepted for purchase or exchange; or (B) the right to vote such stock pursuant to any agreement, arrangement or understanding; provided, however, that a person shall not be deemed the owner of any stock because of such person’s right to vote such stock if the agreement, arrangement or understanding to vote such stock arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to ten or more persons; or
(A)h    as any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in item (B) of subsection (ii) of this definition), or disposing of such stock with any other person that beneficially owns, or whose affiliates or associates beneficially own, directly or indirectly, such stock.
(h)“person” means any individual, corporation, partnership, unincorporated association or other entity.
(i)“Principal Holders” means York Global Finance 48, LLC, York Global Finance 47, LLC, YGF 100 LP, York European Distressed Credit Fund II LP, Dinan Management LP, Schwartz Management LLC, York Distressed Asset Fund IV LP, Exuma Capital LP, and their respective affiliates and their respective successors; provided, however, that the term “Principal Holders” shall not include the Corporation or any of the Corporation’s direct or indirect subsidiaries.
(j)“stock” means, with respect to any corporation, capital stock and, with respect to any other entity, any equity interest.
(k)“voting stock” means stock of any class or series entitled to vote generally in the election of directors and, with respect to any entity that is not a corporation, any equity interest entitled to vote generally in the election of the governing body of such entity. Every reference herein to a percentage of voting stock shall refer to such percentage or other proportion of votes of such voting stock.
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ARTICLE VI
HIGHER VOTE REQUIRED FOR CERTAIN BUSINESS COMBINATIONS
Section 6.1Section 203 of the DGCL. The Corporation shall not be governed by Section 203 of the DGCL and the restrictions contained therein shall not apply to the Corporation.
Section 6.2Limitations on Business Combinations. The Corporation shall not engage in any business combination, at any point in time at which the Corporation’s Common Stock is registered under Section 12(b) or 12(g) of the Exchange Act, with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder, unless:
(a)prior to such time, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; or
(b)upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the Corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (1) persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
(c)at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by consent, by the affirmative vote of at least 66⅔% of the outstanding voting stock of the Corporation which is not owned by the interested stockholder.
Section 6.3Exceptions. The restrictions contained in Section 6.2 shall not apply if:
(a)a stockholder becomes an interested stockholder inadvertently and (i) as soon as practicable divests itself of ownership of sufficient shares so that the stockholder ceases to be an interested stockholder; and (ii) would not, at any time within the three-year period immediately prior to a business combination between the Corporation and such stockholder, have been an interested stockholder but for the inadvertent acquisition of ownership; or
(b)the business combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required hereunder of a proposed transaction which (i) constitutes one of the transactions described in the second sentence of this subsection (b); (ii) is with or by a person who either was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of the board of directors; and (iii) is approved or not opposed by a majority of the directors then in office (but not less than one) who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors. The proposed transactions referred to in the preceding sentence are limited to (x) a merger or consolidation of the Corporation (except for a merger in respect of which, pursuant to Section 251(f) of the DGCL,
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no vote of the stockholders of the Corporation is required); (y) a sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), whether as part of a dissolution or otherwise, of assets of the Corporation or of any direct or indirect majority owned subsidiary of the Corporation (other than to any direct or indirect wholly-owned subsidiary or to the Corporation) having an aggregate market value equal to 50% or more of either that aggregate market value of all of the assets of the Corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the Corporation; or (z) a proposed tender or exchange offer for 50% or more of the outstanding voting stock of the Corporation. The Corporation shall give not less than 20 days’ notice to all interested stockholders prior to the consummation of any of the transactions described in clause (x) or (y) of the second sentence of this subsection (b).
ARTICLE VII
DIRECTOR ELECTION
Unless and except to the extent that the bylaws of the Corporation (the “Bylaws”) so require, the election of directors of the Corporation need not be by written ballot.
Article VIII
LIABILITY
To the fullest extent permitted by the DGCL as the same exists or as may hereafter be amended, no director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Any amendment, repeal or elimination of this Article VIII, or the adoption of any provision of the Certificate of Incorporation inconsistent with this Article VIII, shall not affect its application with respect to an act or omission by a director occurring before such amendment, adoption, repeal or elimination.
ARTICLE IX
INDEMNIFICATION
The Corporation shall indemnify, advance expenses, and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (a “Covered Person”) who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such Covered Person. Notwithstanding the preceding sentence, the Corporation shall be required to indemnify or advance expenses to a Covered Person in connection with a Proceeding (or part thereof) commenced by such Covered Person only if the commencement of such Proceeding (or part thereof) by the Covered Person was authorized in the specific case by the board of directors of the Corporation. Any amendment, repeal or modification of this Article IX shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification. For purposes of this Article IX, an “‘officer’ of
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the Corporation” means an officer as defined by Section 102(b)(7) of the DGCL or appointed as an officer by the Board of Directors. The rights to indemnification and advancement conferred in this Article IX shall not be deemed exclusive of any other right which any person may have or hereafter acquire.
ARTICLE X
BYLAWS
In furtherance and not in limitation of the powers conferred by statute, the board of directors is expressly empowered to adopt, amend or repeal bylaws of the Corporation. Any adoption, amendment or repeal of the bylaws of the Corporation by the board of directors shall require the approval of a majority of the entire board of directors. Except as otherwise required by law or this Certificate of Incorporation, the stockholders shall also have the power to adopt, amend or repeal any provision of the bylaws of the Corporation with the affirmative vote of the holders of at least a majority of the voting power of all of the then outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.
ARTICLE XI
AMENDMENT OF CERTIFICATE OF INCORPORATION
The Corporation shall have the right, subject to any express provisions or restrictions contained in the Certificate of Incorporation, to amend the Certificate of Incorporation or any provision thereof in any manner now or hereafter provided by law, and all rights and powers of any kind conferred upon a director or stockholder of the Corporation by the Certificate of Incorporation or any amendment thereof are conferred subject to such right.
ARTICLE XII
STOCKHOLDER ACTION
Section 12.1 Stockholder Meetings. Advance notice of nominations for the election of directors or proposals of other business to be considered at a meeting of stockholders, other than nominations and proposals submitted by or at the direction of the board of directors, must be submitted to the Corporation in the manner provided in the Bylaws. Special meetings of the stockholders of the Corporation may be called only by (i) the Board of Directors or (ii) upon a request made in accordance with the Bylaws by one or more persons who own or beneficially own at least 20% of the outstanding shares of Common Stock.
Section 12.2 Action by Consent. Any action to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents, setting forth the action to be so taken, are signed by all of the holders of outstanding stock entitled to vote with respect to the subject matter thereof and delivered to the Corporation in accordance with the DGCL.
ARTICLE XIII
EXCLUSIVE FORUM
Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware does not have jurisdiction, the Superior Court of the State of Delaware, or, if the
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Superior Court of the State of Delaware also does not have jurisdiction, the United States District Court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for: (a) any derivative action or proceeding brought on behalf of the Corporation; (b) any action asserting a claim that is based upon a breach of a fiduciary duty owed by, or other wrongdoing by, any current or former director, officer, stockholder, employee or agent of the Corporation to the Corporation or the Corporation’s stockholders; (c) any action asserting a claim arising pursuant to any provision of the DGCL, the Certificate of Incorporation or the Bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; (d) any action to interpret, apply, enforce or determine the validity of the Certificate of Incorporation or the Bylaws; (e) any action asserting a claim governed by the internal affairs doctrine; or (f) any action asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL, as amended from time to time; provided that this sentence shall not apply to a cause of action arising under the Exchange Act or the rules and regulations promulgated thereunder. Unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any cause of action arising under the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Article XIII. Failure to enforce the foregoing provisions of this Article XIII would cause the Corporation irreparable harm, and the Corporation shall be entitled to equitable relief, including injunctive relief and specific performance, to enforce the foregoing provisions.
[signature page follows]

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IN WITNESS WHEREOF, the undersigned has caused this Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of the Certificate of Incorporation of the Corporation, and which has been duly adopted in accordance with Sections 228, 242 and 245 of the DGCL, to be signed by its duly authorized officer on the date set forth below.

ADVANCED EMISSIONS SOLUTIONS, INC.
By:
Name:
Title:
Date:

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PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.
New ADES is incorporated under the laws of the state of Delaware. Section 145(a) of the DGCL authorizes a corporation to indemnify any person who was or is a party, or is threatened to be made a party, to a threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.
Section 145(b) of the DGCL provides in relevant part that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.
The DGCL also provides that indemnification under Sections 145(a) and (b) can only be made upon a determination that indemnification of the present or former director, officer or employee or agent is proper in the circumstances because such person has met the applicable standard of conduct set forth in Sections 145(a) and (b). Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of directors who are not a party to the action at issue (even though less than a quorum), (2) by a majority vote of a designated committee of these directors (even though less than a quorum), (3) if there are no such directors, or these directors authorize, by the written opinion of independent legal counsel, or (4) by the stockholders.
Section 145(c) of the DGCL provides that to the extent a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections 145(a) or (b), or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorney’s fees) actually and reasonably incurred by such person in connection therewith. Section 145(e) of the DGCL provides that expenses (including attorneys’ fees) incurred by an officer or director of the corporation in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in Section 145 of the DGCL.
Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents of the corporation or by persons serving at the request of the corporation as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

Section 145(g) of the DGCL also empowers a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under Section 145 of the DGCL.
Section 102(b)(7) of the DGCL permits a corporation to provide for eliminating or limiting the personal liability of one of its directors for any monetary damages related to a breach of fiduciary duty as a director, as long as the corporation does not eliminate or limit the liability of a director for (a) a breach of the director’s duty of loyalty to the corporation or its stockholders, (b) acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, (c) a violation of Section 174 of the DGCL (unlawful dividends) or (d) any transaction from which the director derived an improper personal benefit.
Article 8 of New ADES’ Certificate of Incorporation eliminates the personal liability of New ADES’ directors to the fullest extent permitted by the DGCL. Such section eliminates the personal liability of a director to New ADES or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (a) for any breach of the director’s duty of loyalty to New ADES or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the DGCL (unlawful dividends) or (d) for any transaction from which the director derived an improper personal benefit. Under the New ADES Charter, New ADES agrees that it is the indemnitor of first resort to provide advancement of expenses or indemnification to directors and officers.
In the Transaction Agreement filed as Exhibit 2.1 hereto, New ADES agrees to (i) indemnify each former, current, and future director, officer, fiduciary or agent of New ADES or any of its subsidiaries, respectively, against all liabilities incurred in connection with any claim arising out of or pertaining to the fact that such person is or was a director, officer, fiduciary or agent of New ADES, whether asserted or claimed prior to, at or after the effective time of the Scheme of Arrangement, in each case, to the fullest extent permitted under applicable law, (ii) include and cause to be maintained in effect in New ADES’ (or any successor’s) organizational documents for a period of at least six years after the effective time of the Scheme of Arrangement, provisions no less favorable with respect to indemnification and exculpation as those currently in the certificate of incorporation and bylaws of ADES and (iii) purchase a six-year “tail” prepaid policy on terms and conditions no less advantageous to the insured than the current directors’ and officers’ liability insurance and fiduciary liability insurance maintained by ADES or with respect to ADES, continue coverage for the insured under the current ADES directors’ and officers’ liability insurance and fiduciary liability insurance maintained by ADES.
For more information on the indemnification and directors’ and officers’ insurance provisions in the Transaction Agreement, see the section entitled “The Transaction Agreement—Director and Officer Indemnification, Exculpation and Insurance” in the proxy statement/prospectus that forms a part of this registration statement on Form S-4.

ITEM 21.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

Exhibit Number	Description
2.1*
Transaction Agreement, dated as of August 19, 2022, by and among Advanced Emissions Solutions, Inc., Elbert Holdings, Inc., Elbert Merger Sub 1, Inc., and Arq Limited included as Annex A to the proxy statement/prospectus that forms part of this registration statement and incorporated herein by reference)

3.1
Form of Amended and Restated Certificate of Incorporation of Advanced Emissions Solutions, Inc. (f/k/a Elbert Holdings, Inc.) (included as Exhibit C to the Transaction Agreement attached as Annex A to the proxy statement/prospectus that forms part of this registration statement and incorporated herein by reference)

3.2
Form of Bylaws of Advanced Emissions Solutions, Inc. (f/k/a Elbert Holdings, Inc.) (included as Exhibit D to the Transaction Agreement attached as Annex A to the proxy statement/prospectus that forms part of this registration statement and incorporated herein by reference)

5.1**	Opinion of Gibson, Dunn & Crutcher LLP as to the validity of the securities being registered
10.1*	Debt Commitment Letter (included as Annex B to the proxy statement/prospectus that forms part of this registration statement and incorporated herein by reference)
10.2	Form of Subscription Agreements (included as Annex C to the proxy statement/prospectus that forms part of this registration statement and incorporated herein by reference)
10.3	Voting and Election Agreement (included as Annex D to the proxy statement/prospectus that forms part of this registration statement and incorporated herein by reference)
23.1	Consent of Moss Adams LLP
23.2	Consent of Moss Adams LLP
23.3	Consent of Ernst & Young LLP
23.4**	Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit 5.1)
24.1	Powers of Attorney (included on signature pages hereto)
99.1**	Form of proxy card of Advanced Emissions Solutions, Inc.
99.2	Consent of Ducera Securities LLC
99.3	Opinion of Ducera Securities LLC (included as Annex E to the proxy statement/prospectus forming a part of this registration statement and incorporated herein by reference)
99.4**	Form of Election Form and Notice of Guaranteed Delivery
99.5	Consent of Julian McIntyre, as nominee to the Elbert Holdings, Inc. board of directors
99.6	Consent of Jeremy Blank, as nominee to the Elbert Holdings, Inc. board of directors
99.7	Consent of Richard Campbell-Breeden, as nominee to the Elbert Holdings, Inc. board of directors
99.8	Consent of Carol Eicher, as nominee to the Elbert Holdings, Inc. board of directors
99.9	Consent of J. Taylor Simonton, as nominee to the Elbert Holdings, Inc. board of directors
99.10	Consent of L. Spencer Wells, as nominee to the Elbert Holdings, Inc. board of directors
107	Filing Fee Table

*	Schedules to the agreement have been omitted pursuant to Item 601(b)(5) of Regulation S-K. The registrant undertakes to furnish supplemental copies of any of the omitted schedules upon request by the SEC.
**	To be filed by amendment.

ITEM 22.	UNDERTAKINGS.
The undersigned registrant hereby undertakes:
1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
•To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
•To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
•To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
2.    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
3.    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
4.    That, for the purpose of determining any liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
5.    That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
•Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
•Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
•The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
•Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

6.    That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
7.    That, prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) under the Securities Act of 1933, as amended, the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.
8.    That every prospectus: (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933, as amended, and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
9.    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.
10.    To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.
11.    To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Greenwood Village, Colorado on November 4, 2022.

ELBERT HOLDINGS, INC.

By:	/s/ Greg Marken
Name:	Greg Marken
Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints each of Greg Marken and Morgan Fields as attorney-in-fact and agent, with full power of substitution and resubstitution, to sign on his or her behalf, individually and in any and all capacities, including the capacities stated below, any and all amendments (including post-effective amendments) to this Registration Statement and any registration statements filed by the registrant pursuant to Rule 462(b) of the Securities Act of 1933, as amended, relating thereto and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting to said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

Name	Title	Date

/s/ Greg Marken
Greg Marken	Chief Executive Officer, Director (Principal Executive Officer)	November 4, 2022

/s/ Morgan Fields
Morgan Fields	Treasurer, Director (Principal Accounting and Financial Officer)	November 4, 2022

/s/ Claiborne Smith
Claiborne Smith	Secretary, Director	November 4, 2022